Form 20-F
period 2002-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2003-06-24
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the
fiscal year ended December 31, 2002

or

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[No fee required]

For the transition period from___________________ to __________________

Commission file number 0-30858

International Gemini Technology Inc.
(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

208-828 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3R9
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (604) 904-8481

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None pending a transaction

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at December 31, 2002– 9,666,848 inclusive of the conversion of the balance of the Series 1 Convertible Preferred shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☒       Item ☐

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S. $__________.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F. THE AUDITED FINANCIAL STATEMENTS AND NOTES HERETO ATTACHED AS EXHIBIT A ARE AN INTEGRAL PART OF THIS SUBMISSION.

International Gemini Technology, Inc.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.

Selected financial data.

The following selected financial data has been extracted from the consolidated financial statements for the last five years prepared pursuant to Canadian generally accepted accounting principles (“GAAP”). Where material differences exist between Canadian and US GAAP, corresponding comparison data has been provided in US GAAP for clarity.

International Gemini Technology Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

			12 Months ended December 31

		2002	2001	2000	1999	1998

Net Operating Revenues		$22,000	0	82,500	120,000	0

Income from continued operations		$(35,443)	(23,805)	60,375	93,203	(34,996)

Income from discontinued operations	$	N/a	N/a	N/a	N/a	N/a

Net income		$(35,443)	(23,805)	60,375	93,203	(34,966)

Income per share from		$0	0.01		.01	0
continued operations
Income per share from		$0	0	0	0	0
discontinued operations
Income per share after		$0	0.01		.01	0
discontinued operations

Share capital per Canadian GAAP		$13,265,283	13,265,283	13,265,283	13,265,283	13,265,283

Common shares issued		8,323,1129	8,323,119	8,323,119	1,284,972	1,284,972

Weighted average shares		9,666,848	9,666,848	9,666,848	9,666,848	9,666,848
outstanding per Canadian GAAP

Total Assets		$157,186	134,991	216,221	130,180	2,861

Net Assets (liabilities)		$74,578	109,842	133,047	72,672	(20,531)

Convertible	$	N/a	N/a	N/a	N/a	N/a
debentures(current and
long term portions) per
U.S. GAAP )

Cash Dividends Declared		$0	0	0	0	0
per Common Shares

Exchange Rates (Cdn$ to		$0.6368	0.6458	0.6733	0.6730	0.6743
U.S.$ ) Period Average

Exchange Rates (CDN $ to U.S.$) for six months	Period High	Period Low
subsequent to December 31, 2002

January 2003	$0.6570	0.6350
February 2003	$0.6724	0.6531
March 2003	$0.6823	0.6708
April 2003	$0.6980	0.6736
May 2003	$0.7437	0.7031
June 2003	$0.7484	0.7268

Exchange Rate (CDN$ to U.S.$)	$0.7467
June 16, 2003

D.

Risk factors.

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company Has No Viable Business.

The Company Has No Funds.

There Is No Assurance That The Company Can Access Additional Capital.

The Company Has A History Of Operating Losses And May Have Operating Losses And A Negative Cash Flow In the Future.

The Company’s Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern.

There Is No Market For Our Common Shares

ITEM 4. INFORMATION ON THE COMPANY

A.

History and development of the Company.

International Gemini Technology Inc. resulted from a one for five reverse split of the common shares of Gemini Technology Inc. accomplished in 1993. International Gemini Technology Inc. was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. Registrant is currently in good standing under the laws of British Columbia.The registered and records office of the Company and the Company’s principal executive offices are located at 208-828 Harbourside Drive North Vancouver, British Columbia V7P 3R9, telephone 604-904-8481.

From September 1985 the company became involved in the design and marketing of a circuit board for a Zenith computer that allowed it to emulate an IBM PC and utilize much of the related software. Over the next year it broadened its product line to include proprietary computer graphics chips, custom electronic components and equipment. As the line of proprietary computer graphics chips were in final development, the demand for the circuit boards for the Zenith computer ended.

The company licensed its graphics chips to third parties, and concentrated on developing second and third generation products. Due to cash flow problems brought about by external and unforeseeable circumstances, and bad management decisions the company was forced into a position of attempting to develop a new generation product with little cash.

In August of 1989 the board changed direction and top management. The new strategy was to accelerate R&D on a blockbuster new product, targeting a small number of very large customers. With little cash and little ongoing revenue, the inevitable delays to the R&D process caused the company to be unable to meet payroll in February 1990. All of management resigned and the board of directors was changed. The shareholders spearheaded an effort to save the Company, which eventually resulted in the change to the board of directors and a plan to revive the Company's operations.

During 1991 the Company concentrated considerable effort on establishing a joint venture in Czechoslovakia to exploit the European market, as well as effort to establish a considerable technical presence in the Middle East. In addition, contracts and joint ventures were pursued in Russia, Singapore and Taiwan. As yet none of these efforts has yielded tangible results.

A great deal of time and energy has been expended in 1993 and 1994 in an effort to target and conclude an acquisition that would be complimentary to Gemini's technical and financial capabilities. This effort continued through 1996, and at the end of 1996 has been unsuccessful. In July of 1997, Gemini entered into discussions to acquire the assets and intellectual property of Abraham Publishing Group Inc. and certain other privately owned assets which in combination operate as a profitable publishing business. These discussions and negotiations had not been concluded by the end of 1997, but in the first quarter of 1998 resulted in an acquisition agreement with closing conditional on raising US$3.25 million in expansion capital.

Closing had not taken place by the end of 1998 due to small cap market conditions frustrating efforts to raise the required capital. Initiatives were undertaken to identify and review other potential acquisition or mergers requiring less capital.

The dot.com frenzy in the years 1999 and 2000 distorted valuations and made any prospective acquisition prohibitively expensive. The return to more normal valuations after mid 2000 has resulted in fewer but more reasonably priced prospective candidates. However as valuations became more reasonable the sources of funding became fewer. And the events of September 11 virtually shut down the availability of funding for most smaller transactions, particularly the size targeted by the company. Toward the end of the year discussions were entered into on a proprietary medical device, which had met some amount of success in a niche market in Texas. At yearend discussions were progressing, particularly as it appeared that this device could be sold in considerable quantity by the application of effective marketing. This was abandoned as marketing was found not to be the greatest challenge. The greatest challenge was providing the paperwork for the multiplicity of insurers ultimately paying for the use of the device.

During 2002 due diligence was done on two businesses, but neither was able to demonstrate the business case necessary for expansion financing. Accordingly neither was pursued further as a merger or acquisition candidate, despite one being in the bus shelter advertising business, a business usually demonstrating generally attractive economics.

B.

Business overview.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The acquisitions targeted will provide products and/or services to customers largely in the United States. They should also have the potential to be grown significantly by excellence in marketing.

C.	Organizational structure. The company is part of no other group, nor does it have any subsidiaries.

D.	Property, plants and equipment. The Company’s head office and principal facility, which is leased , is located at 828 Harbourside Drive, North Vancouver. It has no other property, plant, or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer Note 15 to the financial statements for a reconciliation of certain amounts to U.S. GAAP under Item 17. The primary differences between the Canadian and U.S. GAAP loss for the year are the inclusion of stock option compensation and a revised goodwill base under U.S. GAAP.

Overview

The company ‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. Accordingly its revenue is insignificant and certainly not material. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Results of Operations

The company has shown modest losses for the past several years. These losses result largely from having no revenue, rather than having unusual expenses. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2002 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2002, the Company had accumulated losses totaling $13,244,049. The Company had a working capital of $25,554 as at December 31, 2002. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

As at December 31, 2002 the Company had cash and term deposits of $596 and working capital of $25,554

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable to the Company.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

It should be noted that the management discussed below is primarily involved with the Company’s current activities. As the Company concludes an acquisition or merger, additional personnel with differing areas of expertise will be utilized. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

A.	Directors and senior management.

Name, Municipality of
Residence and Position		Principal Occupation and Position
with the Corporation	Age	During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	39
Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1986 to present; also Vice President of Operations, Bugaboos Eyewear Corp., October 1998 to October 2000.

Martin Schultz Vancouver, B.C. Secretary and Director	59	Director and Secretary since March 20, 1990; Self employed corporate development advisor for over 10 years.

John Stanton Queensburg, New York Director	57	Director since November 15, 1990; Self employed pharmacist

Edward Dolejsi Delta, B.C. Director and President	58
Director since March 20, 1990; Vice-President and General Manager of BRI from July, 1994 until April, 1999; self-employed software consultant since May, 1999 and President since 1983 of International Gemini Technology Inc., a high technology company.

Edward D. Ford (1) Whistler, B.C. Director	65
Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital., a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

(1)	Edward Ford is the father of Douglas Ford.

B.

Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2002, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $50,500 in management fees, wages and benefits. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2002, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C.

Board practices.

Pursuant to the provisions of the Business Corporations Act (BC), the Company’s directors are elected annually at the regularly schedules annual general meeting of shareholders. Each elected director is elected for a one-year term unless he resigns prior to the expiry of his term.

The Company has no arrangements in place for provision of benefits to its directors or upon their termination.

The Board has one committee, the Audit Committee, made-up of Messrs. Ford, Stanton and Schultz. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.

D.	Employees. Effective at December 31, 2002 the Company had no salaried employees.

E.

Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan .

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.

Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2002 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2002 there were 8,323,119 common shares issued and outstanding. Each of the listed persons may be reached at the Company’s head offices.

	Amount and
	Nature of
	Beneficial		Percent
Name of Beneficial Owner	Ownership		of Class

Principal Holders
Not applicable

Officers and Directors
Edward Ford	917,000	(1)	9.5
John Stanton	55,000	*	0.6
Douglas Ford	913,000	(2)	9.4
Martin Schultz	484,147		5.0
Edward Dolejsi	6,200	*	0.06

All Officers and Directors as a Group (5 persons)	2,375,347		24.6

*	Less than one percent.
(1)	Includes 430,000 shares held through Breld Holdings Ltd.
(2)	Includes 430,000 shares held through Wink Holdings Ltd.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related party transactions.

During the fiscal year ended December 31, 2002, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2002, a company in which a director has an interest charged the Company $50,500 (2001: $18,000, 2000: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $77,562 (2001: $21,704, 2000: $76,945, 1999: $48,036) is included in accounts payable and accrued liabilities at December 31, 2001.

A Company in which a director has an interest was charged $12,000 ( 2001 $Nil 2000: $82,500, 1999: $120,000) for consulting fees during the year ended December 31, 2001. The unpaid portion of these amounts, aggregating $98,940 ( 2001 $86,100 2000: $86,100, 1999: $128,400) is included in accounts receivable at December 31, 2001.

	2002	2001	2000

Management fees and rent	$50,500	$18,000	$18,000

The above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.

ITEM 8. FINANCIAL INFORMATION

The Company is not aware of any significant change since December 31, 2002 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

The shares of the company do not currently trade, pending a successful merger or acquisition. Subsequent to a successful transaction it is planned to have the shares commence trading on the NASDAQ bulletin board.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and articles of association

1.	The company was incorporated as Rainbow Resources Ltd. September 20 1983 under certificate of incorporation no. 268952 in the Province of British Columbia Canada. The name was changed to Widescope Resources Ltd. May 1 1984, to Gemini Technology Inc. September 13 1985, and to International Gemini Technology Inc. September 23 1993. No objects and purposes are described.

2.	If a director has a material interest in a matter subject to a vote, he must declare it and abstain from voting, or have his vote not counted, except for certain specific exclusions which include setting director compensation. There are no restrictions on directors issuing debt however shareholder approval may be required in connection with convertible debt or other debt driven requirements to issue shares. There is no retirement age or share ownership requirement for directors.

3.	Dividends are declared by directors and subject to any special rights, paid to all holders of shares in a class according to the number of shares held. Voting rights are one vote per share. Directors stand for election every year at the annual meeting. Shareholders have no rights to share directly in the company’s profits. Subject to prior claims of creditors and preferred shareholders, common shareholders participate in any surplus in the event of liquidation according to the number of shares held. The company may redeem shares by directors resolution in compliance with applicable law unless the company is insolvent or may become insolvent by doing so. It must make its offer pro rata to every member who holds a class, subject to applicable stock exchange rules or company act provisions. The directors have wide discretion. Shareholders have no liability for further capital calls. No discriminatory provisions, against an existing or prospective shareholder of a substantial number of shares, are imposed by the articles.

4.	Rights of holders of any class of shares can only be changed with their consent, and in accordance with the company act. Consent must be in writing by the holders or by a three fourths majority of a vote of the holders, and by the consent of the British Columbia Securities Commission.

5.	A notice convening an annual general or special meeting must specify the place, date, hour, and in the case of a special meeting, the general nature of the special business, and must be given in accordance with the company act. There are no special conditions outlining rights of admission.

6.	There are no limitations on rights to own securities.

7.	There are no provisions to delay, defer, or prevent a change in control.

8.	Nothing in the articles requires ownership disclosure.

9.	Not applicable.

10.	Not applicable.

Material contracts

None.

Exchange Controls

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser. Accordingly, prospective purchasers of the Company’s shares should consult with their own advisors with respect to their individual circumstances.

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to holders of the Company’s securities who are not residents of Canada, other than withholding tax requirements. Reference is made to “Item 7. Taxation”.

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company’s business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.

The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty days after the investment.

Certain transactions relating to common shares are exempt from the Investment Act, including:

  an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchange

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Competition Law Authority, the Director of Investigation and Research (the “Director”). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of a certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)
aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)	aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

(iii)
the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company’s shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company’s shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) and at all relevant times is resident in the United States and not resident in Canada, deals at arm’s length with the Company, holds the Company’s shares as capital property, and does not use or hold and is not deemed to use or hold the Company’s shares in or in the course of carrying on business in Canada (a “United States Holder”).

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Dividends On The Company’s Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a United States corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on the Company’s shares.

Disposition Of The Company’s Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours 208-828 Harbourside Drive, North Vancouver BC V7P 3R9 Canada, Telephone 604-904-8481.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Annual Report. The auditors’ report of Charlton & Company, independent Chartered Accountants, for the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. See “Item 17. Financial Statements” above.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Annual Report. The auditors’ report of Charlton & Company, independent Chartered Accountants, for the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Auditors’ Report.

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.

Consolidated Financial Statements.

Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows Deficit for the years ended December 31, 2002, 2001 and 2000.

Summary of Significant Accounting Policies.

Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to the Annual Report Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GEMINI
TECHNOLOGY, INC.

Date: June 20, 2003	By:	/s/ Martin Schultz
	Name:	Martin Schultz
	Title:	Secretary and Director, as
duly authorized signatory

I, Edward Dolejsi, certify that:

1.	I have reviewed this annual report on Form 20-F of International Gemini Technology Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

/s/ Edward Dolejsi
Edward Dolejsi
President and CEO

I, Edward D. Ford, certify that:

1.	I have reviewed this annual report on Form 20-F of International Gemini Technology Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

/s/ Edward D. Ford
Edward D. Ford
Chief Financial Officer

CERTIFICATION OF CHAIRMAN OF THE BOARD OF DIRECTORS PURSUANT
TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-f of International Gemini Technology Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 20, 2003

/s/ Edsard Dolejsi
Edward Dolejsi

President and CEO

CERTIFICATION OF CHAIRMAN OF THE BOARD OF DIRECTORS PURSUANT
TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-f of International Gemini Technology Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 20, 2003

/s/ Douglas Ford
 Douglas Ford

Chairman of the Board of Directors

INTERNATIONAL GEMINI TECHNOLOGY INC.

AUDITORS’ REPORT

AND

FINANCIAL STATEMENTS - DECEMBER 31, 2002

International Gemini Technology Inc.

December 31, 2002

AUDITORS’ REPORT

To:	The Directors of
International Gemini Technology Inc.

We have audited the balance sheets of International Gemini Technology Inc. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with accounting principles generally accepted in Canada applied on a consistent basis.

“Charlton & Company”

CHARTERED ACCOUNTANTS

Vancouver, Canada
May 12, 2003

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those referred to in the attached balance sheets as at December 31, 2002 and 2001 and described in Note 1 to the financial statements. Our report to the directors dated May 12, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Charlton & Company”

CHARTERED ACCOUNTANTS

Vancouver, Canada
May 12, 2003

International Gemini Technology Inc.
Balance Sheets
As at December 31

	2002	2001

ASSETS

Current
Cash	$596	$1,313
Accounts receivable (Note 4)	110,566	87,654
Note receivable	-	46,024

	111,162	134,991
Investment	46,024	-

	$157,186	$134,991

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 4)	$82,608	$25,149

Contingency (Note 1)

SHAREHOLDERS’ EQUITY

Share capital – common (Note 5)	12,660,559	12,660,559
Share capital – preferred (Note 5)	604,724	604,724
Contributed surplus	53,344	53,344
Deficit, per statement	(13,244,049)	(13,208,785)

	74,578	109,842

	$157,186	$134,991

Approved by the directors:

/s/ Martin Schultz	/s/ Doug Ford

Director – Martin Schultz	Director – Doug Ford

See accompanying notes.	F-2

International Gemini Technology Inc.
Statements of Operations and Deficit
For the Years Ending December 31,

	2002	2001	2000

Revenue	$22,000	$-	$82,500
Expenses
General and administrative	57,443	23,805	22,285

Income (loss) before other item	(35,443)	(23,805)	60,215
Other item
Interest income	179	600	160

Net income (loss) for the year	(35,264)	(23,205)	60,375

Deficit, beginning of year	(13,208,785)	(13,185,580)	(13,245,955)

Deficit, end of year	$(13,244,049)	$(13,208,785)	$(13,185,580)

Earnings (loss) per share	$(0.004)	$(0.003)	$0.05

Fully diluted earnings (loss) per share	$(0.003)	$(0.002)	$0.01

See accompanying notes.	F-3

International Gemini Technology Inc.
Statements of Cash Flows
For the Years Ending December 31,

	2002	2001	2000

Cash provided by (used in):

Operating activities
Net income (loss) for the year	$(35,264)	$(23,205)	$60,375
Changes in non-cash working capital balances (Note 6)	80,571	(105,603)	67,966

	45,307	(128,808)	128,341
Investing activity
Investment	(46,024)	-	-

Increase (decrease) during the year	(717)	(128,808)	128,341
Cash, beginning of year	1,313	130,121	1,780

Cash, end of year	$596	$1,313	$130,121

See accompanying notes.	F-4

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2002

1.	Continuing Operations The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States. Outlined below are those policies considered particularly significant by the Company.

(a)

Stock-based compensation plan

The Company provides options to buy shares of the Company to directors, officers and employees allowing them the opportunity to participate in the progress of the Company. Such options are granted by the board of directors at prices equal to or greater than the market price of the Company’s shares on the date the options are granted. No compensation expense is recognized when stock options are granted to or exercised by directors, officers and employees. Any consideration paid to the Company on exercise of stock options is credited to share capital.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(c)

Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet date and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(d)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Fully diluted loss per share have been calculated on the assumption that preferred shares were converted into common shares at a conversion value of $1 per share by $0.45.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2002

3.

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

4.

Related Party Transactions

During the year ended December 31, 2002, a company in which a director has an interest charged the Company $50,500 (2001: $18,000, 2000: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $77,562 (2001: $21,704, 2000: $76,945) is included in accounts payable and accrued liabilities at December 31, 2002.

A Company in which a director has an interest was charged $12,000 (2001: $Nil, 2000: $82,500) for consulting fees during the year ended December 31, 2002. The unpaid portion of these amounts, aggregating $98,940 (2001: $86,100, 2000: $86,100) is included in accounts receivable at December 31, 2002.

5.	Share Capital

a)
The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

		i)	dividends shall be paid at the discretion of the directors;

		ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

		iii)	the shares are convertible at any time; and

		iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b)	i)	Common shares
			2002		2001

			Shares	$	Shares	$

		Balance, beginning and end of year	8,323,119	12,660,559	8,323,119	12,660,559

	ii)	Preferred shares
			2002		2001

			Shares	$	Shares	$

		Balance, beginning and end of year	604,724	640,724	604,724	640,724

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2002

6.	Changes in Non-Cash Working Capital Balances Relating to Operations

	2002	2001	2000

Accounts receivable	$(22,912)	$(1,554)	$42,300
Note receivable	46,024	(46,024)	-
Accounts payable and accrued liabilities	57,459	(58,025)	25,666

	$80,571	$(105,603)	$67,966

7.

Income Taxes

At December 31, 2002, the Company has $40,688 in net capital losses which carryforward for an indefinite period. The Company also has $58,469 in non capital losses which expire December 31, 2009.

In addition, the Company has accumulated timing differences comprised primarily of research and development expenditures not yet deducted for income tax purposes of $3,427,326.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.