Form 20-F
period 2003-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2004-03-30
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐   Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒   Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2003
or
☐  Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[No fee required]

For the transition period from ___________________ to __________________

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at December 31, 2003– 9,666,848 inclusive of the conversion of the balance of the Series 1 Convertible Preferred shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒  No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☒    Item 18 ☐ .

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$__________ .”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F. THE AUDITED FINANCIAL STATEMENTS AND NOTES HERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

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

International Gemini Technology Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

		12 Months ended December 31
		2003	2002	2001	2000	1999

Net Operating Revenues		$3,000	22,000	0	82,500	120,000

Income from continued		$(37,863)	(35,443)	(23,805)	60,375	93,203
operations
Income from discontinued	$	N/a	N/a	N/a	N/a	N/a
operations
Net income		$(37,863)	(35,443)	(23,805)	60,375	93,203

Income per share from		$0	0	0.01		.01
continued operations
Income per share from		$0	0	0	0	0
discontinued operations
Income per share after		$0	0	0.01		.01
discontinued operations

Share capital per Canadian		$13,265,283	13,265,283	13,265,283	13,265,283	13,265,283
GAAP
Common shares issued		8,323,1129	8,323,1129	8,323,119	8,323,119	1,284,972
Weighted average shares		9,666,848	9,666,848	9,666,848	9,666,848	9,666,848
outstanding per Canadian
GAAP

Total Assets		$49,070	157,186	134,991	216,221	130,180

Net Assets (liabilities)		$36,715	74,578	109,842	133,047	72,672

Convertible	$	N/a	N/a	N/a	N/a	N/a
debentures(current and
long term portions) per
U.S. GAAP )

Cash Dividends Declared	$0	0	0	0	0
per Common Shares
Exchange Rates (Cdn$ to	$0.7135	0.6368	0.6458	0.6733	0.6730
U.S.$) Period Average

Exchange Rates (CDN$ to	Period High	Period Low
U.S.$ ) for most recent six
months
September 2003	$0.7356	0.7303
October 2003	$0.7581	0.7526
November 2003	$0.7644	0.7593
December 2003	$0.7647	0.7588
January 2004	$0.7744	0.7685
February 2004	$0.7552	0.7489
Exchange Rate (CDN$ to	$0.7575
U.S.$)
March 26, 2004

B.             Not required

C.             Not required

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

During 2003 due diligence was done on several more businesses. All but one were abandoned as not being able to support the additional financing required to close. One of those abandoned became the subject of further review toward the end of the year as the owners lowered their price expectation. At year end, alternatives were being considered including merging with a like business, also available. A separate business was the subject of low level investigation throughout the year, as it was fairly early stage. It remained under observation at year end, having made considerable business progress.

B.             Business overview.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The acquisitions targeted will provide products and/or services to customers largely in the United States. They should also have the potential to be grown significantly by excellence in marketing.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

C.             Organizational structure.

The company is part of no other group, nor does it have any subsidiaries.

D.             Property, plants and equipment.

The Company’s head office and principal facility, which is leased, is located at 828 Harbourside Drive, North Vancouver. It has no other property, plant, or equipment.

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

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2003 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2003, the Company had accumulated losses totaling $13,281,912. The Company had a working capital deficit of $9,039 as at December 31, 2003. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

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

As at December 31, 2003 the Company had cash and term deposits of $1,959 and a working capital deficit of $9,039

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

A.             Directors and senior management.

Name, Municipality of
Residence and Position		Principal Occupation and Position
with the Corporation	Age	During the Past Five Years
Douglas E. Ford (1) West Vancouver, B.C. Director	40
Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1986 to present; also Vice President of Operations, Bugaboos Eyewear Corp., October 1998 to October 2000.

Martin Schultz Vancouver, B.C. Secretary and Director	60	Director and Secretary since March 20, 1990; Self employed corporate development advisor for over 10 years.

John Stanton Queensburg, New York Director	58	Director since November 15, 1990; Self employed pharmacist

Edward Dolejsi Delta, B.C. Director and President	59	Director since March 20, 1990; Vice-President and General Manager of BRI from July, 1994 until April, 1999; self-employed software consultant since May, 1999.

Edward D. Ford (1) Whistler, B.C.Director	66
Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

(1)    Edward Ford is the father of Douglas Ford

.B.             Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2003, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $36,000 in management fees, wages and benefits. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2003, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C.             Board practices.

Pursuant to the provisions of the Company Act (BC), the Company’s directors are elected annually at the regularly schedules annual general meeting of shareholders. Each elected director is elected for a one-year term unless he resigns prior to the expiry of his term.

The Company has no arrangements in place for provision of benefits to its directors or upon their termination.

The Board has one committee, the Audit Committee, made-up of Messrs. Ford, Stanton and Schultz. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.

D.             Employees.

Effective at December 31, 2003 the Company had no salaried employees.

E.             Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.             Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2003 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2003 there were 8,323,119 common shares issued and outstanding. Each of the listed persons may be reached at the Company’s head offices.

	Amount and
	Nature of
	Beneficial		Percent
Name and Address of Beneficial Owner	Ownership		of Class
Principal Holders
Not applicable

Officers and Directors
Edward Ford	917,000	(1)	9.5
John Stanton	55,000	*	0.6
Douglas Ford	913,000	(2)	9.4
Martin Schultz	484,147		5.0
Edward Dolejsi	6,200	*	0.06

All Officers and Directors as a Group (5 persons)	2,375,347		24.6
_________________________

* Less than one percent.
(1)	Includes 430,000 shares held through Singer Associates Holdings Ltd.
(2)	Includes 430,000 shares held through Wink Holdings Ltd.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.             Related party transactions.

During the fiscal year ended December 31, 2003, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2003, a company in which a director has an interest charged the Company $36,000 (2002: $50,500, 2001: $18,000, 2000: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $10,885 (2002: $77,562 2001: $21,704, 2000: $76,945, 1999: $48,036) is included in accounts payable and accrued liabilities at December 31, 2003.

A Company in which a director has an interest was charged $3,000 (2002: $12,000, 2001 $Nil 2000: $82,500, 1999: $120,000) for consulting fees during the year ended December 31, 2003. The unpaid portion of these amounts, aggregating $Nil (2002: $98,940, 2001: $86,100, 2000: $86,100, 1999: $128,400) is included in accounts receivable at December 31, 2003.

	2003	2002	2000

Management fees and rent	$36,000	$50,500	$18,000

The above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.

ITEM 8.             FINANCIAL INFORMATION

The Company is not aware of any significant change since December 31, 2003 that is not otherwise reported in this filing.

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

3.
Dividends are declared by directors and subject to any special rights, paid to all holders of shares in a class according to the number of shares held. Voting rights are one vote per share. Directors stand for election every year at the annual meeting. Shareholders have no rights to share directly in the company’s profits. Subject to prior claims of creditors and preferred shareholders, common shareholders participate in any surplus in the event of liquidation according to the number of shares held. The company may redeem shares by directors’ resolution in compliance with applicable law unless the company is insolvent or may become insolvent by doing so. It must make its offer pro rata to every member who holds a class, subject to applicable stock exchange rules or company act provisions. The directors have wide discretion. Shareholders have no liability for further capital calls.

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

  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and
  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #208 - 828 Harbourside Drive, North Vancouver BC V7P 3R9 Canada, Telephone 604-904-8481.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.            CONTROLS AND PROCEDURES

Specific controls and procedures were not implemented by the end of fiscal year 2003. The company is in a development phase, where it is evaluating opportunities. There is little money involved at this time so the investment in establishing specific controls and procedures has a lower priority than seeking and evaluating opportunities. Once an appropriate project has been selected and is underway, management will establish controls and procedures in accordance with usual industry practice.

ITEM 16

A.             Audit Committee Financial Expert

The company has as its audit committee financial expert Mr. Edward D. Ford who is a Canadian Chartered Accountant. He has held these professional qualifications since 1961. During his career Mr. Ford has been an associate, manager and partner of several Canadian professional accounting firms that specialized in audit/assurance, taxation, insolvency and independent business consulting. Additionally he has served as a Chief Financial Officer of several public companies.

B.             Code Of Ethics

The company has not yet adopted a code of ethics. It has no material assets, as it is the development phase. Once it has selected an appropriate project, it will adopt a code of ethics that conforms to usual industry practice.

C.             Principal Accounting Fees And Services

Audit fees of $1,712 were billed in 2003, and $1,605 in 2002. The principal accountant billed for no other fees in either of those two years.

ITEM 17.            FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors’ report of Charlton & Company, independent Chartered Accountants, for the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Auditors’ Report.

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.

Consolidated Financial Statements.

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows Deficit for the years ended December 31, 2003, 2002 and 2001.

Summary of Significant Accounting Policies.

Notes to the Consolidated Financial Statements.

ITEM 18.            FINANCIAL STATEMENTS

Not applicable. See “Item 17. Financial Statements” above.

ITEM 19.            EXHIBITS

Attached hereto are the following exhibits:

12.1	Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GEMINI TECHNOLOGY INC.

Date: March 29, 2004	By:	/s/ Martin Schultz
	Name:	Martin Schultz
	Title:	Secretary and Director, as
duly authorized signatory

INTERNATIONAL GEMINI TECHNOLOGY INC.

AUDITORS’ REPORT

     AND FINANCIAL STATEMENTS
- DECEMBER 31, 2003, 2002 AND 2001
(Expressed in Canadian Dollars)

International Gemini Technology Inc.

     December 31, 2003
 (Expressed in Canadian Dollars)

AUDITORS’ REPORT

To:     The Directors of
            International Gemini Technology Inc.

We have audited the balance sheets of International Gemini Technology Inc. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with accounting principles generally accepted in Canada applied on a consistent basis.

“Charlton & Company”

CHARTERED ACCOUNTANTS
Vancouver, Canada
February 10, 2004

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those referred to in the attached balance sheets as at December 31, 2003 and 2002 and described in Note 1 to the financial statements. Our report to the directors dated February 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Charlton & Company”

CHARTERED ACCOUNTANTS
Vancouver, Canada
February 10, 2004

International Gemini Technology Inc. Balance Sheets As at December 31 (Expressed in Canadian Dollars)

	2003	2002

ASSETS

Current

Cash	$1,959	$596

Accounts receivable (Note 5)	1,087	110,566

	3,046	111,162
Investment (Note 4)	46,024	46,024

	$49,070	$157,186

LIABILITIES

Current

Accounts payable and accrued liabilities (Note 5)	$12,355	$82,608

Contingency (Note 1)

SHAREHOLDERS’ EQUITY

Share capital – common (Note 6)	12,660,559	12,660,559

Share capital – preferred (Note 6)	604,724	604,724

Contributed surplus	53,344	53,344

Deficit, per statement	(13,281,912)	(13,244,049)

	36,715	74,578

	$49,070	$157,186

Approved by the directors:

“Martin Schultz”	“Doug Ford”
Director – Martin Schultz	Director – Doug Ford

See accompanying notes.	Page 2

International Gemini Technology Inc. Statements of Operations and Deficit For the Years Ending December 31, (Expressed in Canadian Dollars)

	2003	2002	2001

Revenue	$3,000	$22,000	$-

Expenses

General and administrative	40,863	57,443	23,805

Loss before other item	(37,863)	(35,443)	(23,805)

Other item

Interest income	-	179	600

Loss for the year	(37,863)	(35,264)	(23,205)

Deficit, beginning of year	(13,244,049)	(13,208,785)	(13,185,580)

Deficit, end of year	$(13,281,912)	$(13,244,049)	$(13,208,785)

Loss per share	$(0.004)	$(0.004)	$(0.003)

Fully diluted loss per share	$(0.003)	$(0.003)	$(0.002)

See accompanying notes.	Page 3

International Gemini Technology Inc. Statements of Cash Flows For the Years Ending December 31, (Expressed in Canadian Dollars)

	2003	2002	2001

Cash provided by (used in):

Operating activities

Net income (loss) for the year	$(37,863)	$(35,264)	$(23,205)

Changes in non-cash working capital balances (Note 7)	39,226	80,571	(105,603)
	1,363	45,307	(128,808)
Investing activity

Investment	-	(46,024)	-

Increase (decrease) during the year	1,363	(717)	(128,808)

Cash, beginning of year	596	1,313	130,121

Cash, end of year	$1,959	$596	$1,313

See accompanying notes.	Page 4

International Gemini Technology Inc. Notes to the Financial Statements December 31, 2003 (Expressed in Canadian Dollars)

1.	Continuing Operations The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States. Outlined below are those policies considered particularly significant by the Company.

(a)

Stock-based compensation plan

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted the use of the intrinsic value-based method, which recognizes compensation for awards to the employees only when the market price exceeds the exercise price at the date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

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

International Gemini Technology Inc. Notes to the Financial Statements December 31, 2003 (Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

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

3.

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, investment, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

4.	Investment The investment is recorded at cost and represents a 3% interest in a private company, B.W.N. Oil Technologies Inc.

5.

Related Party Transactions

During the year ended December 31, 2003, a company in which a director has an interest charged the Company $36,000 (2002: $36,000, 2000: $50,500) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $10,885 (2002: $77,562, 2001: $21,704) is included in accounts payable and accrued liabilities at December 31, 2003.

A Company in which a director has an interest was charged $3,000 (2002: $12,000, 2001: $Nil) for consulting fees during the year ended December 31, 2003. The unpaid portion of these amounts, aggregating $Nil (2002: $98,940, 2000: $86,100) is included in accounts receivable at December 31, 2003.

International Gemini Technology Inc. Notes to the Financial Statements December 31, 2003 (Expressed in Canadian Dollars)

6.	Share Capital

a)
The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

		i)	dividends shall be paid at the discretion of the directors;

		ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

		iii)	the shares are convertible at any time; and

		iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

	b)	i)	Common shares

	2003		2002
	Shares	$	Shares	$

Balance, beginning and end of year	8,323,119	12,660,559	8,323,119	12,660,559

ii)	Preferred shares

	2003		2002
	Shares	$	Shares	$

Balance, beginning and end of year	604,724	640,724	604,724	640,724

7.	Changes in Non-Cash Working Capital Balances Relating to Operations

	2003	2002	2001

Accounts receivable	$109,479	$(22,912)	$(1,554)
Note receivable	-	46,024	(46,024)
Accounts payable and accrued liabilities	(70,253)	57,459	(58,025)

	$39,226	$80,571	$(105,603)

International Gemini Technology Inc. Notes to the Financial Statements December 31, 2003 (Expressed in Canadian Dollars)

8.

Income Taxes

The Company incurred an operating loss for the period of $37,863 (2002: $35,443) which, if unutilized will expire in 2010. Future tax benefits which may arise due to this loss has not been recognized in these statements, as its realization is not judged likely to occur.

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

	2003	2002

Loss for the year	$37,863	$35,443

Income tax recovery of statutory rates	$13,479	$12,617

Unrecognized benefit of non-capital losses	(13,479)	(12,617)

Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2003	2002

Future income tax assets:

Non-capital losses carried forward	$34,294	$20,815

Research and development expenses carried forward	1,220,128	1,220,128

Valuation allowance	(1,254,422)	(1,240,943)

Future income tax	$-	$-

The Company has $96,332 in non capital losses which expire at various dates to the year ended December 31, 2010.

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