Form 20-F
period 2004-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2005-06-30
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

     For the transition period from                    to

     Commission file number 0-30858

International Gemini Technology Inc.

(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

#208 - 828 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3R9

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares at December 31, 2004– 9,666,848 inclusive of the conversion of the balance of the Series 1 Convertible Preferred shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☑ Item 18 ☐.

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$__________.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

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

International Gemini Technology Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

	12 Months ended December 31
	2004		2003	2002	2001	2000
Net Operating Revenues		$20,000	3,000	22,000	0	82,500

Income (loss)from continued operations		$(39,742)	(37,863)	(35,264)	(23,205)	60,375
Income from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Net income (loss)		$(39,742)	(37,863)	(35,264)	(23,205)	60,375

Income per share from continued operations		$0	0	0	0	.01
Income per share from discontinued operations		$0	0	0	0	0
Income per share after discontinued operations		$0	0	0	0	.01

Share capital per Canadian GAAP		$13,265,283	13,265,283	13,265,283	13,265,283	13,265,283

Common shares issued		8,323,119	8,323,119	8,323,119	8,323,119	8,323,119

Weighted average shares outstanding per Canadian GAAP		8,323,119	8,323,119	8,323,119	8,323,119	8,323,119

Total Assets		$53,870	49,070	157,186	134,991	216,221

Net Assets (liabilities)		$(3,027)	36,715	74,578	109,842	133,047

Convertible debentures(current and long term portions) per U.S. GAAP )	$	N/a	N/a	N/a	N/a	N/a

Cash Dividends Declared per Common Shares		$0	0	0	0	0

Exchange Rates (Cdn$ to U.S.$) Period Average		$0.7683	0.7135	0.6368	0.6458	0.6733

	Period High	Period Low
Exchange Rates (CDN$ to U.S.$) for most recent six months

December 2004	$0.8389	0.8021

January 2005	$0.8295	0.8019

February 2005	$0.8107	0.7946

March 2005	$0.8297	0.8003

April 2005	$0.8207	0.7925

May 2005	$0.8086	0.7853

Exchange Rate (CDN$ to U.S.$) June 27, 2005	$0.8125

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

There is no assurance that the transaction disclosed herein with Pinefalls Gold will be consummated, or if consummated will be successful in its quest to find a commercially viable quantity of mineral resources.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

There is no market for our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company.

International Gemini Technology Inc. resulted from a one for five reverse split of the common shares of Gemini Technology Inc. accomplished in 1993. International Gemini Technology Inc. was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. Registrant is currently in good standing under the laws of British Columbia. The registered and records office of the Company and the Company’s principal executive offices are located at #208 — 828 Harbourside Drive North Vancouver, British Columbia V7P 3R9, telephone 604-904-8481.

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

The company licensed its graphics chips to third parties, and concentrated on developing second and third generation products. Due to cash flow problems brought about by external and unforeseeable circumstances and bad management decisions the company was forced into a position of attempting to develop a new generation product with little cash.

In August of 1989 the board changed direction and top management. The new strategy was to accelerate R&D on a blockbuster new product, targeting a small number of very large customers. With little cash and little ongoing revenue, the inevitable delays to the R&D process caused the company to be unable to meet payroll in February 1990. All of management resigned and the board of directors was changed. The shareholders spearheaded an effort to save the Company, which eventually resulted in the change to the board of directors and a plan to revive the Company’s operations.

During 1991 the Company concentrated considerable effort on establishing a joint venture in Czechoslovakia to exploit the European market, as well as effort to establish a considerable technical presence in the Middle East. In addition, contracts and joint ventures were pursued in Russia, Singapore and Taiwan. As yet none of these efforts has yielded tangible results.

A great deal of time and energy has been expended in 1993 and 1994 in an effort to target and conclude an acquisition that would be complimentary to Gemini’s technical and financial capabilities. This effort continued through 1996, and at the end of 1996 has been unsuccessful. In July of 1997, Gemini entered into discussions to acquire the assets and intellectual property of Abraham Publishing Group Inc. and certain other privately owned assets which in combination operate as a profitable publishing business. These discussions and negotiations had not been concluded by the end of 1997, but in the first quarter of 1998 resulted in an acquisition agreement with closing conditional on raising US$3.25 million in expansion capital.

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

During 2004 alternatives in the resource sector were explored. Oil and gas projects were investigated, and one in particular was the subject of considerable attention. Increasing energy prices brought with them increasing expectations on the part of the owners of that project, ultimately causing interest to wane. Precious metals projects continued to be reviewed as the entry cost was deemed to be lower, and expenditures in minerals exploration appeared to be more controllable. Toward the end of 2004, the Directors were contemplating making a proposal on one particular project.

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

Expected continuing high demand for oil and gas world wide as well as in North America created a compelling case for oil and gas projects. Offsetting this were rapidly increasing expectations on the part of project owners.

In April 2005 the Corporation announced that it has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for the Corporation to invest $200,000 into Pinefalls Gold via private placement.

Upon receiving proceeds from its private placement Pinefalls Gold will immediately commence recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its investment, the Corporation will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants the Corporation will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, the Corporation will own approximately 54% of Pinefalls Gold.

Separately, the Corporation has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles the Corporation to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Corporation. The PFG Option is exercisable at the Corporation’s sole discretion until it expires on March 31, 2006.

The Corporation and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. The Corporation’s directors with conflicts of interest have refrained from voting on the relevant resolutions. The Corporation is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

To enable Gemini to meet its funding obligations Gemini has arranged a non-brokered private placement to provide working capital to the Company. Gemini will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share of Gemini (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given.

C. Organizational structure.

The company is part of no other group, nor does it have any subsidiaries. If the Pinefalls Gold transaction as described herein is consummated — it is possible that Pinefalls Gold will become a partially owned subsidiary of the Company

D. Property, plants and equipment.

The Company’s head office and principal facility, which is leased, is located at 828 Harbourside Drive, North Vancouver. It has no other property, plant, or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also “Selected Financial Data”). The consolidated financial statements have been prepared in accordance with Canadian GAAP. Refer Note 15 to the financial statements for a reconciliation of certain amounts to U.S. GAAP under Item 17. The primary differences between the Canadian and U.S. GAAP loss for the year are the inclusion of stock option compensation and a revised goodwill base under U.S. GAAP.

Overview

The Company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. Accordingly its revenue is insignificant and certainly not material. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Results of Operations

The company has shown modest losses for the past several years. These losses result largely from having no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2004 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2004, the Company had accumulated losses totaling $13,321,654. The Company had a working capital deficit of $3027 as at December 31, 2004. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at December 31, 2004 the Company had cash and term deposits of $1,472 and a working capital deficit of $3,027.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable to the Company.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

It should be noted that the management discussed below is primarily involved with the Company’s current activities. As the Company concludes an acquisition or merger, or embarks on any other type of project, additional personnel with differing areas of expertise will be utilized. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

A. Directors and senior management.

Name, Municipality of
Residence and Position		Principal Occupation and Position
with the Corporation	Age	During the Past Five Years
Douglas E. Ford (1) West Vancouver, B.C. Director	41	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1986 to present; also Vice President of Operations, Bugaboos Eyewear Corp., October 1998 to October 2000.

Martin Schultz Vancouver, B.C. Secretary and Director	61	Director and Secretary since March 20, 1990; Self employed corporate development advisor for over 10 years.

John Stanton Queensburg, New York Director	59	Director since November 15, 1990; Self employed pharmacist

Edward Dolejsi Delta, B.C. Director and President	60	Director since March 20, 1990; Vice-President and General Manager of BRI from July, 1994 until April, 1999; self-employed software consultant since May, 1999.

Edward D. Ford (1) Whistler, B.C. Director	69	Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

(1)	Edward Ford is the father of Douglas Ford.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2004, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $38,000 in management fees and rent. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2004, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has one committee, the Audit Committee, made-up of Messrs. Edward Ford, John Stanton and Douglas Ford. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.

D. Employees.

Effective at December 31, 2004 the Company had no salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2004 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2004 there were 8,323,119 common shares issued and outstanding. Each of the listed persons may be reached at the Company’s head offices.

	Amount and
	Nature of
	Beneficial		Percent
Name and Address of Beneficial Owner	Ownership		of Class
Principal Holders
Not applicable

Officers and Directors
Edward Ford	914,000	(1)	10.981
John Stanton	55,000	*	0.661
Douglas Ford	914,000	(2)	10.981
Martin Schultz	483,167		5.805
Edward Dolejsi	6,200	*	0.074
All Officers and Directors as a Group (5 persons)	2,372,367		28.503

*	Less than one percent.

(1)	Includes 430,000 shares held through Singer Associates Holdings Ltd.

(2)	Includes 430,000 shares held through Wink Holdings Ltd.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related party transactions.

During the fiscal year ended December 31, 2004, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2004, a company in which a director has an interest charged the Company $38,000 (2003: $36,000, 2002: $50,500, 2001: $18,000, 2000: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $55,395 (2003: $10,885, 2002: $77,562 2001: $21,704, 2000: $76,945) is included in accounts payable and accrued liabilities at December 31, 2004.

During the year ended December 31, 2004, a company controlled by a director purchased the Company’s asset, a 3% interest in a private company for $30,000 resulting in a loss of $16,024. The $30,000 purchase price forms part of the year end accounts receivable.

A Company in which a director has an interest was charged $20,000 (2003: $3,000, 2002: $12,000, 2001 $Nil) for consulting fees during the year ended December 31, 2004. The unpaid portion of these amounts, aggregating $20,000 (2003: $Nil, 2002: $98,940, 2001: $86,100) is included in accounts receivable.

	2004	2003	2002

Management fees and rent	$38,000	$36,000	$50,500

The above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.

ITEM 8. FINANCIAL INFORMATION

The Company is not aware of any significant change since December 31, 2004 that is not otherwise reported in this filing.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

•	an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #208 — 828 Harbourside Drive, North Vancouver BC V7P 3R9 Canada, Telephone 604-904-8481.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Specific controls and procedures were not implemented by the end of fiscal year 2004. The company is in a development phase, where it is evaluating opportunities. There is little money involved at this time so the investment in establishing specific controls and procedures has a lower priority than seeking and evaluating opportunities. Once an appropriate project has been selected and is underway, management will establish controls and procedures in accordance with usual industry practice.

ITEM 16.

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

B. Code Of Ethics

The company has not yet adopted a code of ethics. It has no material assets, as it is in the development phase. Once it has selected an appropriate project, it will adopt a code of ethics that conforms to usual industry practice.

C. Principal Accounting Fees And Services

Audit fees of $2,675 were billed in 2004 and $1,712 in 2003. The principal accountant billed for no other fees in either of those two years. Under its Form 6-K dated June 2, 2005 the Company disclosed its change of auditor from Charlton & Company, Chartered Accountants (Former Auditor) to Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (Successor Auditor).

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors’ report of Dale Matheson Carr-Hilton LaBonte, independent registered public accountants, on the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Auditors’ Report.

Financial Statements.

Balance Sheets as at December 31, 2004 and December 31, 2003.

Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002.

Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Notes to the Financial Statements.

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

INTERNATIONAL GEMINI TECHNOLOGY INC.

Date: June 29, 2005	By:	/s/

	Name:	Martin Schultz
	Title:	Secretary and Director, as duly authorized signatory

INDEPENDENT AUDITORS’ REPORT

To the Directors of International Gemini Technology Inc.

We have audited the balance sheet of International Gemini Technology Inc. as at December 31, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation in their report dated February 10, 2004.

“Dale Matheson Carr-Hilton LaBonte”
DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 16, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern. Our report to the Directors dated June 16, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”
DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 16, 2005

International Gemini Technology Inc.
Balance Sheets
As at December 31,
(Expressed in Canadian Dollars)

	2004	2003
ASSETS

Current
Cash	$1,472	$1,959
Accounts receivable (Notes 4 and 5)	52,398	1,087
	53,870	3,046
Investment (Note 4)	—	46,024

	$53,870	$49,070

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 5)	$56,897	$12,355

Contingency (Note 1)

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

Share capital – common (Note 6)	12,660,559	12,660,559

Share capital – preferred (Note 6)	604,724	604,724

Contributed surplus	53,344	53,344

Deficit	(13,321,654)	(13,281,912)

	(3,027)	36,715

	$53,870	$49,070

Approved by the directors:

Director – “MARTIN SCHULTZ”	Director – “DOUG FORD”

See accompanying notes.	Page 2

International Gemini Technology Inc.
Statements of Operations and Deficit
For the Years Ending December 31,
(Expressed in Canadian Dollars)

	2004	2003	2002
Revenue (Note 5)	$20,000	$3,000	$22,179

General and administrative (Note 5)	43,718	40,863	57,443

Loss on sale of investment (Note 4)	16,024	—	—

	59,742	40,863	57,443

Loss for the year	(39,742)	(37,863)	(35,264)

Deficit, beginning of year	(13,281,912)	(13,244,049)	(13,208,785)

Deficit, end of year	$(13,321,654)	$(13,281,912)	$(13,244,049)

Basic and diluted loss per share	$(0.005)	$(0.005)	$(0.004)

Weighted average number of common shares outstanding	8,323,119	8,323,119	8,323,119

See accompanying notes.	Page 3

International Gemini Technology Inc.
Statements of Cash Flows
For the Years Ending December 31,
(Expressed in Canadian Dollars)

	2004	2003	2002
Cash provided by (used in):

Operating activities
Loss for the year	$(39,742)	$(37,863)	$(35,264)
Loss on sale of investment	16,024	—	—
Changes in non-cash working capital balances (Note 7)	(23,231)	39,226	80,571

Net cash from (used in) operating activities	(487)	1,363	45,307

Investing activities
Investment (acquisition) disposal	—	—	(46,024)

Net cash from (used in) investing activities	—	—	(46,024)

Increase (decrease) in cash during the year	(487)	1,363	(717)

Cash, beginning of year	1,959	596	1,313

Cash, end of year	$1,472	$1,959	$596

Supplemental cash flow information:

Interest Paid	$—	$—	$—

Taxes Paid	$—	$—	$—

See accompanying notes.	Page 4

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	Continuing Operations

The Company has incurred substantial losses to date and additional losses are anticipated in future business acquisition and development. These financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The Company’s ability to continue as a going concern is subject to obtaining financing, acquiring or establishing business operations and ultimately on achieving profitable operations. (refer to Note 9)

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, except as described in Note 2(a), conform in all material respects with GAAP in the United States. Outlined below are those policies considered particularly significant to the Company.

(a)	Stock-based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which recommends the fair value-based methodology for measuring compensation costs for employees and non-employees. With respect to employees, the new section also permits, and the Company adopted the use of the intrinsic value-based method, which recognizes compensation for awards to the employees only when the market price exceeds the exercise price at the date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Effective January 1, 2004, the Company adopted the new recommendations of the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital. The adoption of this policy has no effect on these financial statements.

Under United States GAAP, the Company accounts for stock options granted to non-employees using the fair value method in accordance with Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”).The Company has elected to continue to account stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”,(“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123. As the Company has not granted any stock options subsequent to the adoption of SFAS No. 123 and the provision of the CICA Handbook Section 3870, to date there has been no differences resulting from accounting for stock options between Canadian and United States GAAP. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standards No. 123R, Share-Based Payment which will require fair value method of accounting for all awards of equity instruments. Management is currently evaluating the potential impact that the adoption of SFAS 123R will have on the Company’s financial position and results of operations.

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
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(d)	Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the convertible preferred shares have been excluded as they are anti-dilutive.

(e)	Revenue recognition

Revenue is recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and ultimate collection is reasonably assured at the time of performance.

(f)	Impairment of long-lived assets

On January 1, 2004, the Company early adopted the new CICA Handbook Section 3063 “Impairment of Long-Lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances causes its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This policy has been adopted prospectively and has had no effect on these financial statements.

3.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments due to the short term to maturity. The fair value of these financial instruments approximate their carrying values.

The maximum credit risk exposure for all financial assets is the carrying value of these assets.

4.	Investment

The investment was recorded at cost and represented a 3% interest in a private company, B.W.N. Oil Technologies Inc.

During the year ended December 31, 2004, the investment was sold to a company with a common director for $30,000 resulting in a loss of $16,024. Included in accounts receivable at December 31, 2004 is the sale amount of $30,000 which was subsequently received.

\

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

5.	Related Party Transactions

During the year ended December 31, 2004, a company in which a director has an interest charged the Company $38,000 (2003: $36,000; 2002: $50,500) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $55,395 (2003: $10,885) is included in accounts payable and accrued liabilities at December 31, 2004.

A company in which a director has an interest was charged $20,000 (2003: $3,000; 2002: $12,000) for consulting fees during the year ended December 31, 2004. The unpaid portion of these fees in the amount of $20,000 (2003: $Nil) are included in accounts receivable.

Related Party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

See Note 4.

6.	Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii)	the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b)	i) Common shares

	2004		2003
	Shares	$	Shares	$

Balance, beginning and end of year	8,323,119	12,660,559	8,323,119	12,660,559

ii) Preferred shares

	2004		2003
	Shares	$	Shares	$

Balance, beginning and end of year	604,724	604,724	604,724	604,724

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Changes in Non-Cash Working Capital Balances Relating to Operations

	2004	2003	2002
Accounts receivable	(21,311)	109,479	$(22,912)

Investments	—	—	46,024

Accounts payable and accrued liabilities	44,542	(70,253)	57,459

	$23,231	39,226	$80,571

8.	Income Taxes

The Company incurred a loss for the year of $39,742 (2003: $37,863; 2002: $35,264). The potential future tax benefit of these losses has not been recorded as a full future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss for the year	$39,742	$37,863	$35,264

Income tax recovery of statutory rates	$14,156	$13,479	$12,617

Unrecognized benefit of capital loss	(5,708)	—	—
Unrecognized benefit of non-capital losses	(8,448)	(13,479)	(12,617)

Total income taxes	$—	$—	$—

The significant components of the Company’s future income tax assets are as follows:

	2004	2003	2002
Future income tax assets:

Non-capital losses carried forward	$42,742	$34,294	$20,815

Capital losses carried forward	2,854	—	—

Research and development expenses carried forward	1,220,128	1,220,128	1,220,128

Valuation allowance	(1,265,724)	(1,254,422)	(1,240,943)

Future income tax	$—	$—	$—

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Income Taxes (continued)

The Company has $120,050 in non-capital losses which expire at various dates to the year ended December 31, 2014 and $8,012 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely.

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

9.	Subsequent Events

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. (dba “Pinefalls Gold”) a private Alberta company with certain directors and principal shareholders in common with the Company.. Pinefalls Gold is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit with each unit comprised of one common share and one warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants the Company will own approximately 37% of the common shares of Pinefalls Gold.

In addition, the Company entered into an option agreement with one of the principal shareholders of Pinefalls Gold, a director of the Company, which entitles the Company to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expires on March 31, 2006.

In the event that the Company exercises both the warrants and the option, the Company would own approximately 65% of the common shares of Pinefalls Gold.

The Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share. To date the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.