Form 20-F/A
period 2004-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2005-09-22
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

     Commission file number 0-14740

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

Overview
The Company’s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Results of Operations
The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

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

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the acting Chief Accounting Officer (“CAO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CAO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s Chief Executive Officer and Chief Accounting Officer, including the period when this Annual Report on Form 20-F/A was prepared, as appropriate to allow timely decision regarding the required disclosure.
There have been no significant changes in the Company’s internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

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

Independent Auditors’ Report dated June 16, 2005 [successor auditor].

Auditors’ Report dated February 10, 2004 [former auditor].

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

12.1 Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of 2002

13.1 Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GEMINI TECHNOLOGY INC.

Date: September 22, 2005	By:	/s/

	Name:	Martin Schultz
	Title:	Secretary and Director, as duly authorized signatory

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
“Charlton & Company”
CHARTERED ACCOUNTANTS
Vancouver, Canada
February 10, 2004
Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those referred to in the attached balance sheets as at December 31, 2003 and 2002 and described in Note 1 to the financial statements. Our report to the directors dated February 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.
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

The Company’s revenue in 2004 and 2003 consisted entirely of consulting fees earned for providing due diligence, financial analysis and corporate finance strategy to a company with a director in common. (See Note 5.)

Revenue is recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and collection is reasonably assured.

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

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Changes in Non-Cash Working Capital Balances Relating to Operations

	2004	2003
Accounts receivable per Balance Sheet	$52,398	$1,087
Reclassify receivable for sale of Investment	(30,000)	—

Sub-total	$22,398	$1,087
Accounts Receivable brought forward	1,087	110,918

Increase (Decrease) in Accounts receivable	$21,311	$(109,831)
Increase (Decrease) in Accounts payable and accrued liabilities	44,542	(70,605)

Net Increase in non cash working capital	$23,231	$39,226

8.	Income Taxes

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