Form 20-F/A
period 2004-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2005-11-01
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

Results of Operations
The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.
Fluctuations in Results
The Company’s annual operating results fluctuate, but very little. Revenues at this point are solely derived from consulting activities which are not core to the Company’s focus and will fluctuate greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. Expenses fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates. Since our daily operations are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing — our expenses are dependent on prevailing market rates for communications services and mailing rates. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.

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

Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls And Procedures
Our President and Acting Chief Accounting Officer, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F (in accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our President and Acting Chief Accounting Officer have concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods.
Management’s Annual Report On Internal Control Over Financial Reporting
Our President and Acting Chief Accounting Officer, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F. Based on this evaluation, our President and Acting Chief Accounting Officer have concluded that these internal controls over financial reporting are effective and provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
During the course of their evaluation, our President and Acting Chief Accounting Officer did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting. Furthermore, because there were no significant deficiencies and/or material weaknesses discovered no remedial measures were necessary or taken during the period covered by this report to correct any such deficiencies.
Attestation Report of The Registered Public Accounting Firm
Not applicable.
Changes In Internal Control Over Financial Reporting
No changes in our disclosure controls and procedures or other factors have occurred during the fiscal year covered by this annual report on Form 20-F that would materially affect or be reasonably likely to materially affect our disclosure controls and procedures.

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

INTERNATIONAL GEMINI TECHNOLOGY INC.

November 1, 2005	By:	/s/

	Name:	Martin Schultz
	Title:	Secretary and Director, as duly authorized signatory

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

International Gemini Technology Inc.
Statements of Cash Flows
For the Years Ending December 31,
(Expressed in Canadian Dollars)

	2004	2003	2002
Cash provided by (used in):

Operating activities
Loss for the year	$(39,742)	$(37,863)	$(35,264)
Loss on sale of investment	16,024	—	—
Changes in non-cash working capital balances (Note 7)	23,231	39,226	80,571

Net cash from (used in) operating activities	(487)	1,363	45,307

Investing activities
Investment (acquisition) disposal	—	—	(46,024)

Net cash from (used in) investing activities	—	—	(46,024)

Increase (decrease) in cash during the year	(487)	1,363	(717)

Cash, beginning of year	1,959	596	1,313

Cash, end of year	$1,472	$1,959	$596

Supplemental cash flow information:

Interest Paid	$—	$—	$—

Taxes Paid	$—	$—	$—

See accompanying notes.	Page 4

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

International Gemini Technology Inc.
Notes to the Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Changes in Non-Cash Working Capital Balances Relating to Operations

	2004	2003
Accounts receivable per Balance Sheet	$52,398	$1,087
Less: investment proceeds not received	(30,000)	—

	22,398	1,087
Less: accounts Receivable, beginning of the year	1,087	110,918

Increase (Decrease) in Accounts receivable	21,311	(109,831)
(Increase) Decrease in Accounts payable and accrued liabilities	(44,542)	70,605

Net Increase (Decrease) in non cash working capital	$(23,231)	$(39,226)

8.	Income Taxes

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