Form 20-F
period 2005-12-31
INTERNATIONAL GEMINI TECHNOLOGY INC
filed 2006-06-27
CIK 795800

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell Company report
Commission file number: 000-14740
International Gemini Technology Inc.
(Exact name of Registrant as specified in its charter)
Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
#208 – 828 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3R9
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:
     11,227,181 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares
Indicate by check mark if the registrant is a well-known seasoned issuer. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
☐ Large accelerated filer          ☐ Accelerated filer          ☑ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.
☐ Yes ☑ No
Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$                    .”
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

International Gemini Technology Inc.
Selected Financial Data
(Expressed in Canadian Dollars)

	Years Ended December 31
	2005	2004	2003	2002	2001

Net operating revenues	$0	20,000	3,000	22,000	0

Loss from continued operations	$(54,804)	(39,742)	(37,863)	(35,264)	(23,205)
Income from discontinued operations	N/a	N/a	N/a	N/a	N/a
Net loss	$(54,804)	(39,742)	(37,863)	(35,264)	(23,205)

Income per share from continued operations	$0	0	0	0	0
Income per share from discontinued operations	$0	0	0	0	0
Income per share after discontinued operations	$0	0	0	0	0

Share capital per Canadian GAAP	$13,499,333	13,265,283	13,265,283	13,265,283	13,265,283

Common shares issued	9,888,452	8,323,119	8,323,119	8,323,119	8,323,119

Weighted average shares outstanding per Canadian GAAP	9,084,049	8,323,119	8,323,119	8,323,119	8,323,119

Total assets	$218,438	53,870	49,070	157,186	134,991

Net assets (liabilities)	$176,219	(3,027)	36,715	74,578	109,842

Convertible debentures(current and long term portions) per U.S. GAAP)	N/a	N/a	N/a	N/a	N/a

	Years Ended December 31
	2005	2004	2003	2002	2001
Cash dividends declared per common share		$0	0	0	0

Exchange rates (Cdn$ to U.S.$) period average	$0.8253	0.7683	0.7135	0.6368	0.6458

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low

December 2005	$0.8751	0.8508

January 2006	$0.8794	0.8479

February 2006	$0.8809	0.8610

March 2006	$0.8850	0.8513

April 2006	$0.8959	0.8416

May 2006	$0.9112	0.8869

Exchange rate (CDN$ to U.S.$) June 23, 2006	$0.8900
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

There is no assurance that other prospective mineral properties can be acquired, and if acquired that the necessary additional capital can be attracted.

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
International Gemini Technology Inc. resulted from a one for five reverse split of the common shares of Gemini Technology Inc. accomplished in 1993. International Gemini Technology Inc. was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. Registrant is currently in good standing under the laws of British Columbia. The registered and records office of the Company and the Company’s principal executive offices are located at #208 – 828 Harbourside Drive North Vancouver, British Columbia V7P 3R9, telephone 604-904-8481.
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
A proposal was made on a precious metals mining prospect in 2005. The precious metals prospect is comprised of some 1650 hectares in the Rice Lake Mining area of the Province of Manitoba, Canada. The property is just over 3 miles from a mine that had produced over 1.3 million ounces of gold before being closed because it became uneconomic at $35 per ounce gold. (This mine has now been reopened.) The company carried out an early stage geological and related work during 2005, through an investment in the company owning the mining claims. It plans to carry out further work in the 2006 summer season.
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
Upon receiving proceeds from its private placement Pinefalls Gold commenced recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 1650 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its investment, the Corporation will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants the Corporation will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Separately, the Corporation has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles the Corporation to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Corporation. The PFG Option is exercisable at the Corporation’s sole discretion until it expires on March 31, 2006. Assuming the exercise of both the warrants and the PFG Option, the Corporation will own approximately 65% of Pinefalls Gold.
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
This private placement raised $234,050, which was sufficient to carry out the initial recommended work program. This was financed by way of an initial investment of $90,000 for approximately 17% of the outstanding shares of Pinefalls Gold. The results from this program were sufficiently encouraging that a follow on program is being organized for the 2006 season. At the time of writing, the company is actively seeking additional property prospects, seeking to strengthen management, and seeking additional investment.

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
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also “Selected Financial Data”). The financial statements have been prepared in accordance with Canadian GAAP. Refer to Note 9 to the financial statements for a description of transactions that were subject to material measurement differences between Canadian GAAP and U.S. GAAP under Item 17; however, there were no reportable differences which would require a reconciliation from Canadian GAAP to U.S GAAP during the years ended December 31, 2005, 2004 and 2003.
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
Results of Operations
The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. In the prior year the Company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.
The results for the year ended December 31, 2005 were impacted by additional legal and accounting costs related to the private placement to raise funds. The actual exploration costs were funded by Pinefalls Gold from the proceeds of the investment by the company. This investment in Pinefalls Gold shows as an asset to the company and does not appear as a cost on the income statement.
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
Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s December 31, 2005 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.
As at December 31, 2005, the Company had accumulated losses totaling $13,376,458. The Company had a working capital surplus of $86,219 as at December 31, 2005. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.
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

As at December 31, 2005 the Company had cash and term deposits of $128,126 and a working capital surplus of $86,219.
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
A.     Directors and senior management.

Name, Municipality of Residence		Principal Occupation and Position
and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	42	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1986 to present.

Martin Schultz Vancouver, B.C. Secretary and Director	62	Director and Secretary since March 20, 1990; Self employed corporate development advisor for over 10 years.

John Stanton Queensburg, New York Director	60	Director since November 15, 1990; Self employed pharmacist

Edward Dolejsi Delta, B.C. Director and President	61	Director since March 20, 1990; Vice-President and General Manager of BRI from July, 1994 until April, 1999; self-employed software consultant since May, 1999.

Name, Municipality of Residence		Principal Occupation and Position
and Position with the Corporation	Age	During the Past Five Years

Edward D. Ford (1) Whistler, B.C. Director	70	Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

(1)	Edward Ford is the father of Douglas Ford.
B.     Compensation.
Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2005, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $24,000 in management fees and rent. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.
For the year ended December 31, 2005, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.
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
The Board has one committee, the Audit Committee, made-up of Messrs. Edward Ford, John Stanton and Douglas Ford. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year. Subsequent to the period covered by this annual report — on May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee; it is attached hereto as an exhibit.
D.     Employees.
Effective at December 31, 2005 the Company had no salaried employees.
E.     Share ownership.
A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.     Major shareholders.
The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2005 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2005 there were 9,883,452 common shares issued and outstanding. Each of the listed persons may be reached at the Company’s head offices.

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership		Percent of Class
Principal Holders
Not applicable

Officers and Directors
Edward Ford	914,000	(1)	10.981
John Stanton	55,000	*	0.661
Douglas Ford	914,000	(2)	10.981
Martin Schultz	483,167		5.805
Edward Dolejsi	6,200	*	0.074

All Officers and Directors as a Group (5 persons)	2,372,367		28.503

*	Less than one percent.

(1)	Includes 430,000 shares held through Singer Associates Holdings Ltd.

(2)	Includes 430,000 shares held through Wink Holdings Ltd.
There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.     Related party transactions.
During the fiscal year ended December 31, 2005, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:
During the year ended December 31, 2005, a company in which a director has an interest charged the Company $24,000 (2004: $38,000, 2003: $36,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $34,810 (2004: $55,395, 2003: $10,885) was included in accounts payable and accrued liabilities at December 31, 2005.
During the year ended December 31, 2004, a company controlled by a director purchased the Company’s investment, a 3% interest in a private company, for $30,000 resulting in a loss of $16,024. The $30,000 purchase price formed part of the year end accounts receivable.
A Company in which a director has an interest was charged $nil (2004: $20,000, 2003: $3,000) for consulting fees during the year ended December 31, 2005. The unpaid portion of these amounts, aggregating $nil (2004: $20,000, 2003: $Nil) was included in accounts receivable.

	2005	2004	2003

Management fees and rent	$24,000	$38,000	$36,000
The above transactions were made on terms as favorable or more favorable to the Company than those that could be obtained from unaffiliated third parties.
ITEM 8.     FINANCIAL INFORMATION
The Company is not aware of any significant change since December 31, 2005 that is not otherwise reported in this filing.
ITEM 9.     THE OFFER AND LISTING
The shares of the company do not currently trade, pending a successful merger or acquisition. The shares have not traded on an organized market for more than 10 years; as such, there exists no liquidity for the shares.
Subsequent to a successful transaction we anticipate seeking a listing of our shares on the OTC bulletin board and or the TSX Venture Exchange.
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

Material contracts
The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (PFG) a private Alberta Company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit, each unit comprised of one common share and one warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants, after making the investment of $200,000 the Company will own approximately 37% of the common shares of PFG. As at December 31, 2005, the Company had invested $90,000 for 1.8 million units, approximately 17% of the outstanding common shares of PFG.
In addition the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option, exercisable at the Company’s discretion, is exercisable until March 31, 2007.
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
The Canadian Investment Act
The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-

Canadian”), unless, after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.
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
Documents on display
All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #208 – 828 Harbourside Drive, North Vancouver BC V7P 3R9 Canada, Telephone 604-904-8481.
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
B.     Code Of Ethics
The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. The Company has attached its code of ethics as an exhibit to this report and a copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.
C.     Principal Accounting Fees And Services
(a) Audit Fees
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”) billed the Corporation $9,000 for audit fees in the year ended December 31, 2005 and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.
(b) Audit Related Fees
DMCL did not provide the Corporation with any assurance and related services in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(c) Tax Fees
DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.
(d) All Other Fees
DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.
(e) Audit Committee Pre-Approval Policies and Procedures
To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our auditors may provide. The audit committee has adopted policies for the pre-approval of specific services that may be provided by our auditors. The dual objectives of these policies are to ensure that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditors, while also ensuring that the auditors maintain the necessary degree of independence and objectivity.
Our audit committee approved the engagement of Dale Matheson Carr-Hilton LaBonte to render audit and non-audit services before they were engaged by us.
D.     Exemption From the Listing Standards for Audit Committees
Not Applicable
E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
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
Auditors’ Report.

Balance Sheets as at December 31, 2005 and 2004.

Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.

Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

Notes to the Financial Statements.

ITEM 18.     FINANCIAL STATEMENTS
Not applicable. See “Item 17. Financial Statements” above.
ITEM 19.     EXHIBITS
Attached hereto are the following exhibits:
12.1     Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2     Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1     Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2     Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of 2002
99.1     Audit Committee Charter adopted May 2, 2006
99.2     Code of Ethics
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Date: June 26, 2006	By:	/s/ Martin Schultz
		Name:	Martin Schultz
		Title:	Secretary and Director, as duly authorized signatory

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of International Gemini Technology, Inc.
We have audited the balance sheets of International Gemini Technology, Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
The audited financial statements for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 10, 2004.
“Dale Matheson Carr-Hilton LaBonte”

Vancouver, Canada	Chartered Accountants
April 12, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 12, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.
“Dale Matheson Carr-Hilton LaBonte”

Vancouver, Canada	Chartered Accountants
April 12, 2006

International Gemini Technology Inc.
(a development stage company)
Balance Sheets
As at December 31,
(Expressed in Canadian Dollars)

	2005	2004

ASSETS
Current
Cash	$128,126	$1,472
Accounts receivable (Note 4(b))	312	52,398

	128,438	53,870
PFG Investment (Note 4(a))	90,000	—

	$218,438	$53,870

LIABILITIES
Current
Accounts payable and accrued liabilities	$42,219	$56,897

Nature and Continuance of Operations (Note 1)

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

Share capital — common (Note 6)	12,894,609	12,660,559

Share capital — preferred (Note 6)	604,724	604,724

Contributed surplus	53,344	53,344

Deficit	(13,376,458)	(13,321,654)

	176,219	(3,027)

	$218,438	$53,870

Approved by the directors:

Director — “Edward D. Ford”	Director — “Martin Schultz”

See accompanying notes.	Page 2

International Gemini Technology Inc.
(a development stage company)
Statements of Operations and Deficit
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	2005	2004	2003

Revenue (Note 5)	$—	$20,000	$3,000

General and administrative (Note 5)	54,804	43,718	40,863

Loss on sale of investment (Note 4(b))	—	16,024	—

	54,804	59,742	40,863

Net loss	(54,804)	(39,742)	(37,863)

Deficit, beginning of year	(13,321,654)	(13,281,912)	(13,244,049)

Deficit, end of year	$(13,376,458)	$(13,321,654)	$(13,281,912)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding — basic and diluted	9,084,049	8,323,119	8,323,119

See accompanying notes.	Page 3

International Gemini Technology Inc.
(a development stage company)
Statements of Cash Flows
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	2005	2004	2003

Cash provided by (used in):

Operating activities
Net loss	$(54,804)	$(39,742)	$(37,863)
Item not affecting cash:
Loss on sale of investment	—	16,024	—
Changes in working capital balances:
Accounts receivable	22,086	(21,311)	109,479
Accounts payable and accrued liabilities	(14,678)	44,542	(70,253)

Net cash provided by (used in) operating activities	(47,396)	(487)	1,363

Investing activities
Investment in PFG	(90,000)	—	—
Receipt of proceeds from sale of BWN investment	30,000

Net cash used in investing activities	(60,000)

Financing Activities
Proceeds from issuance of common stock	234,050	—	—

Net cash provided by financing activities	234,050	—	—

Net increase (decrease) in cash	126,654	(487)	1,363

Cash, beginning of year	1,472	1,959	596

Cash, end of year	$128,126	$1,472	$1,959

Supplemental cash flow information:

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

See accompanying notes.	Page 4

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

1.	Nature and Continuance of Operations

The sole activity of International Gemini Technology Inc. (the “Company”) is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The Company’s continued operations are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a transaction.

The Company has incurred substantial losses to date and additional losses are anticipated in future business acquisition and development. These financial statements are prepared on a going concern basis which implies that the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The Company’s ability to continue as a going concern is subject to obtaining financing, acquiring or establishing business operations and ultimately on achieving profitable operations. (Note 4)

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States. Outlined below are those policies considered particularly significant to the Company.
(a)	Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by the option holder on the exercise of the options is credited to share capital.

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

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)
(d)	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the convertible preferred shares have been excluded as they are anti-dilutive.

(e)	Revenue recognition

Revenue will be recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and ultimate collection is reasonably assured at the time of performance.

(f)	Impairment of long-lived assets

On January 1, 2004, the Company early adopted the new CICA Handbook Section 3063 “Impairment of Long-Lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with infinite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances causes its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This policy has been adopted prospectively and has had no effect on these financial statements.

(g)	Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

The Company accounts for its investment in PFG using the cost basis as it does not have significant influence on its investment.

(h)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
3.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments due to the short term to maturity. The fair value of these financial instruments approximate their carrying values.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

4.	Investments
a)	PFG Investment

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants, the Company will own approximately 37% of the common shares of PFG. As at December 31, 2005, the Company had invested $90,000 in exchange for 1.8 million units under this subscription agreement, approximately 17% of the outstanding common shares of PFG. The Company expects to advance the balance of the funds prior to the end of the second quarter of 2006.

In addition, the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the Company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expired on March 31, 2006. The parties subsequently agreed to extend the agreement until March 31, 2007.

Upon completely funding the subscription agreement and in the event that the Company exercises both the warrants and the option, the Company would own approximately 65% of the common shares of PFG.

To fund its commitment to the PFG investment, the Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share. To date, the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.

b)	BWN Investment

During the year ended December 31, 2004, an investment was recorded at cost and represented a 3% interest in a private company, B.W.N. Oil Technologies Inc. (“BWN”).

The BWN investment was sold during 2004 to a company with a common director for $30,000 resulting in a loss of $16,024. Included in accounts receivable at December 31, 2004 is the sale amount of $30,000 which was received in fiscal 2005.
5.	Related Party Transactions

During the year ended December 31, 2005, a company in which a director has an interest charged the Company $24,000 (2004: $38,000; 2003: $36,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $34,810 (2004: $55,395) is included in accounts payable and accrued liabilities at December 31, 2005.

A company in which a director has an interest was charged $nil (2004: $20,000; 2003: $3,000) for consulting fees during the year ended December 31, 2005.

Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.	Share Capital
a)	The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:
i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.
b)	i)	Common shares

	2005		2004
	Shares	$	Shares	$

Balance, beginning of year	8,323,119	12,660,559	8,323,119	12,660,559
Issued via private placement (Note 4a)	1,560,333	234,050	—	—

Balance, end of year	9,883,452	12,894,609	8,323,119	12,660,559

ii)	Preferred shares

	2005		2004
	Shares	$	Shares	$

Balance, beginning and end of year	604,724	604,724	604,724	604,724

iii)	Warrants

	2005	2004

Balance, beginning of year	—	—
Issued	1,560,333	—

Balance, end of year	1,560,333	—

iv)	Stock options: As of December 31, 2005 and 2004, there were no stock options outstanding.
The warrants were issued in conjunction with the June 2005 private placement of common shares (Note 4(a)). Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

7.	Income Taxes

The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003

Loss before income taxes	$54,804	$39,742	$37,863

Income tax recovery at statutory rates	$19,072	$14,156	$13,479

Unrecognized benefit of capital loss	—	(5,708)	—

Unrecognized benefit of non-capital losses	(19,072)	(8,448)	(13,479)

Total income taxes	$—	$—	$—

The significant components of the Company’s future income tax assets are as follows:

	2005	2004	2003

Future income tax assets:

Non-capital losses carried forward	$61,814	$42,742	$34,294

Capital losses carried forward	1,506	1,506	—

Research and development expenses carried forward	1,220,128	1,220,128	1,220,128

Valuation allowance	(1,283,448)	(1,264,376)	(1,254,422)

Net future income tax asset	$—	$—	$—

The Company has approximately $175,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates to the year ended December 31, 2014 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely.

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

8.	Subsequent Event

In March 2006, the Company negotiated an extension to the option agreement (see Note 4(a)) which extends the exercise date to March 31, 2007. The option with one of the principal shareholders of PFG, a director of the Company, entitles the Company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There were no reported differences for the Company for the years ended December 31, 2005, 2004, and 2003 which would require reconciliation from Canadian GAAP to US GAAP. However, a description of accounting principles generally accepted in the Unites States (“US GAAP”) and practices prescribed by the US Securities and Exchange Commission (“SEC”) that ordinarily result in material measurement differences from Canadian GAAP are as follows:

(a) Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

However, commencing January 1, 2004 under Canadian GAAP, the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment is required to reconcile to US GAAP.

Under SFAS No. 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian GAAP adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black-Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS No. 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), Share-Based Payment. SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No. 123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b) Earnings per share

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

(c) Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d) Reporting comprehensive income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004 and 2003, comprehensive loss equals the net loss.

(e) Development stage company

Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(f) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company’s reported financial position or results of operations

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(f) Recent accounting pronouncements (continued)

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.