Form 20-F
period 2006-12-31
Widescope Resources Inc.
filed 2007-06-29
CIK 795800

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                       Commission file number: 000-14740

                            Widescope Resources Inc.
             (Exact name of Registrant as specified in its charter)

                      Province of British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

 #208 - 828 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3R9
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class              Name of each exchange on which registered
   -------------------              -----------------------------------------
           None                                       None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report:

     12,227,283 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known  seasoned  issuer.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[ ] Large accelerated filer   [ ] Accelerated filer    [X] Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. [X] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. [ ] Yes [X] No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as "U.S.$__________."

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

The following selected financial data has been extracted from the consolidated financial statements for the last five years prepared pursuant to Canadian generally accepted accounting principles ("GAAP"). Where material differences exist between Canadian and US GAAP, corresponding comparison data has been provided in US GAAP for clarity.

WIDESCOPE RESOURCES INC.
Selected Financial Data
(Expressed in Canadian Dollars)

                                                                 Years Ended December 31
                                             2006            2005           2004           2003           2002
                                          -----------     ----------     ----------     ----------     ----------
Net operating revenues                $         9,689              0         20,000          3,000         22,000

Loss from continued operations        $       (37,147)       (54,804)       (39,742)       (37,863)       (35,264)
Income from discontinued
 operations                           $           N/a            N/a            N/a            N/a            N/a
Net loss                              $       (37,147)       (54,804)       (39,742)       (37,863)       (35,264)

Income per share from continued
 operations                           $             0              0              0              0              0
Income per share from
 discontinued operations              $             0              0              0              0              0
Income per share after
 discontinued operations              $             0              0              0              0              0

Share capital per Canadian GAAP       $    13,649,333     13,499,333     13,265,283     13,265,283     13,265,283

Common shares issued                       10,883,452      9,883,452      8,323,119      8,323,119      8,323,119

Weighted average shares
 outstanding per Canadian GAAP             10,383,452      9,084,049      8,323,119      8,323,119      8,323,119

Total assets                          $       443,765        218,438         53,870         49,070        157,186

Net assets (liabilities)              $       289,072        176,219         (3,027)        36,715         74,578

Convertible debentures(current
 and long term portions) per
 U.S. GAAP )                          $           N/a            N/a            N/a            N/a            N/a

Cash dividends declared per
 common share                         $             0              0              0              0              0

Exchange rates (Cdn$ to U.S.$)
 period average                       $        0.8818         0.8253         0.7683         0.7135         0.6368

Exchange rates (CDN$ to U.S.$)
  for most recent six months                Period High     Period Low
                                            -----------     ----------
December 2006                         $        0.8700         0.8660

January 2007                          $        0.8524         0.8482

February 2007                         $        0.8559         0.8521

March 2007                            $        0.8576         0.8541

April 2007                            $        0.8834         0.8794

May 2007                              $        0.9150         0.9107

Exchange rate (CDN$ to U.S.$)
 June 26, 2007                        $        0.9349

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

     THE COMPANY HAS NO VIABLE BUSINESS.

     Having no viable business it is difficult to determine a price for the common shares. That price must therefore be dependent on the value that each individual buyer and seller place on the future prospects of the company, rather than any objective measurement. This is a very risk position for shareholders, as the majority perception may turn negative and price decline severely.

     THE COMPANY HAS LIMITED FUNDS.

     Funds are the fuel needed to drive the company. Should current funds be consumed, and the company not be able to attract more capital, prospects for shareholders would become extremely negative, and shareholder losses will inevitably occur.

     THERE IS NO ASSURANCE THAT THE COMPANY CAN ACCESS ADDITIONAL CAPITAL.

     The company will need to demonstrate performance in order to attract additional capital. As the mineral exploration business has a high element of chance associated with it, it is possible that none of the current properties will have any value. The capital markets could perceive this to be a demonstration of poor performance, and be unwilling to provide additional funds. Should this happen, shareholders will incur significant losses.

     THERE IS NO ASSURANCE THAT THE TRANSACTION DISCLOSED HEREIN WITH PINEFALLS GOLD WILL BE SUCCESSFUL IN ITS QUEST TO FIND A COMMERCIALLY VIABLE QUANTITY OF MINERAL RESOURCES.

     Unless the company is able to secure other more viable projects, providing better future prospects, buyer interest for common shares will decline severely, resulting in lower prices and significant shareholder losses.

     THERE IS NO ASSURANCE THAT OTHER PROSPECTIVE MINERAL PROPERTIES CAN BE ACQUIRED, AND IF ACQUIRED THAT THE NECESSARY ADDITIONAL CAPITAL CAN BE ATTRACTED.

     Either of these is possible. Either occurring will have the same inevitable outcome. Demand for the common shares will decline severely, resulting in a drop in trading price, and significant shareholder losses.

     THE COMPANY HAS A HISTORY OF OPERATING LOSSES AND MAY HAVE OPERATING LOSSES AND A NEGATIVE CASH FLOW IN THE FUTURE.

     This will mean that additional shares will need to be sold to fund operations. Without a concurrent improvement in future prospects, this will result in supply of stock exceeding demand, and much lower prices. This will cause shareholders to lose money.

     THE COMPANY'S AUDITORS HAVE INDICATED THAT U.S. REPORTING STANDARDS WOULD REQUIRE THEM TO RAISE A CONCERN ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

     Additional capital will need to be raised. This could result in the perception of lowered future prospects, lower demand for the company's common share, lower stock prices, and shareholder losses.

     THERE CAN BE NO ASSURANCE THAT A LIQUID MARKET WILL DEVELOP FOR THE COMPANY'S SHARES AND THEREFORE NO ASSURANCE THAT SHAREHOLDERS WILL BE ABLE TO SELL THEIR SHARES.

     Lack of liquidity that prevents shareholders from selling, or limits their abilities to sell, will all too likely lead to significant losses for shareholders.

     MANAGEMENT HAS LITTLE EXPERTISE IN MINING OR EXPLORATION, WHICH MAY ULTIMATELY CAUSE SHAREHOLDERS TO LOSE MONEY.

     Management may waste the company's limited capital on worthless properties, or it may do the wrong things with properties that could have value. Either way, the outcome will be the same. Money will have been wasted without any corresponding creation of value. This will cause shareholders to lose patience and lose interest. This could lead to significantly increased selling of shares, driving down the price, and leading to losses for investors.

     THE COMPANY'S COMMON STOCK IS THINLY TRADED SO IT IS MORE SUSCEPTIBLE TO EXTREME RISES OR DECLINES IN PRICE, AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PRICE PAID.

     You may have difficulty reselling shares of our common stock, either at or above the price paid, or even at fair market value. The stock market often experiences significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common shares to decline, regardless of how well the company performs.

     This may be exaggerated by the fact that the shares trade on the over-the-counter bulletin board ("OTCBB"), which although owned and operated by the NASDAQ Stock Market Inc., is not the same as the NASDAQ. Trading on the OTCBB is often extremely sporadic, and subject to manipulation by market-makers, and short sellers. This may cause you to lose money as you may have difficulty selling the shares that you own.

     THE COMPANY'S COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" REGULATIONS, WHICH ARE LIKELY TO MAKE IT MORE DIFFICULT TO SELL.

     A "penny stock" is generally a stock trading under $5.00 per share, and not registered on a national securities exchange or quoted on the NASDAQ national market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules, intended to protect investors, generally have the result of reducing trading in such stocks, restricting the pool of potential investors, and making it more difficult for investors to sell their shares once acquired. Since our common shares are subject to the "penny stock" rules, you may find it more difficult to sell your shares.

     AS A FOREIGN ISSUER, THE COMPANY IS EXEMPT FROM CERTAIN INFORMATIONAL REQUIREMENTS OF THE EXCHANGE ACT TO WHICH DOMESTIC ISSUERS ARE SUBJECT.

     As a foreign issuer we are not required to comply with all of the informational requirements of the Exchange Act. As a result, there may be less information concerning our company publicly available than if we were a domestic United States issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short profit provisions of Section 16 of the Exchange Act, and the rules promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors, and principal shareholders purchase or sell shares of our common stock.

     AS A CANADIAN COMPANY WITH MOST ASSETS AND KEY PERSONNEL LOCATED OUTSIDE THE UNITED STATES, YOU MAY HAVE DIFFICULTY IN ACQUIRING UNITED STATES JURISDICTION, OR ENFORCING A UNITED STATES JUDGMENT AGAINST US, OUR KEY PERSONNEL, OR ASSETS.

     As a Canadian company many of our assets and key personnel, including directors and officers, reside outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or any of our key personnel or to enforce against us or any of our key personnel judgments obtained in United States' courts, including judgments relating to United States federal securities laws. Canadian courts may not permit you to bring an original action in Canada, or recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of federal securities laws of the United States, or of any state thereof. Furthermore, because many of our assets are located in Canada, it would be extremely difficult to access these assets to satisfy any award entered against us in a United States court. Accordingly, you may have more difficulty in protecting your interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholders than you would otherwise as shareholders of a United States public company.

     THE COMPANY DOES NOT INTEND TO PAY ANY COMMON STOCK DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have never declared or paid a dividend on our common stock, and, because we have very limited resources, we do not anticipate declaring or paying any dividends in the foreseeable future. It is unlikely that the holders of our common shares will have an opportunity to profit from anything other than potential appreciation in the value of our common shares. If you require dividend income, you should not rely in an investment in our common shares to provide it.

     FUTURE ISSUANCES OF COMMON STOCK MAY DEPRESS STOCK PRICES AND DILUTE YOUR INTEREST.

     We may issue additional shares of our common stock in future financings, or grant stock options to our employees, officers, directors, and consultants under our stock incentive plan. Any such issuances could have the effect of depressing the market price of our common stock, and, in any case, would dilute the percentage ownership interests in our company of our shareholders. In addition we could issue securities having rights, preferences and privileges senior to those of our common shares. This could depress the value of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company's name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company's name was changed to Widescope Resources Inc., effective July 12, 2006 Registrant is currently in good standing under the laws of British Columbia. The registered and records office of the Company and the Company's principal executive offices are located at #208 - 828 Harbourside Drive North Vancouver, British Columbia V7P 3R9, telephone 604-904-8481.

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

In August of 1989 the board changed direction and top management. The new strategy was to accelerate R&D on a new product, targeting a small number of very large customers. With little cash and little ongoing revenue, the inevitable delays to the R&D process caused the company to be unable to meet payroll in February 1990. All of management resigned and the board of directors was changed. The shareholders spearheaded an effort to save the Company, which eventually resulted in the change to the board of directors and a plan to revive the Company's operations.

During 1991 the Company concentrated considerable effort on establishing a joint venture in Czechoslovakia to exploit the European market, as well as effort to establish a considerable technical presence in the Middle East. In addition, contracts and joint ventures were pursued in Russia, Singapore and Taiwan. None of these efforts yielded tangible results.

A great deal of time and energy was expended in 1993 and 1994 in an effort to target and conclude an acquisition that would be complimentary to Gemini's technical and financial capabilities. This effort continued through 1996, and at the end of 1996 has been unsuccessful. In July of 1997, Gemini entered into
discussions  to  acquire  the  assets  and  intellectual   property  of  Abraham

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

A proposal was made on a precious metals mining prospect in 2005. The precious metals prospect is comprised of some 2800 hectares in the Rice Lake Mining area of the Province of Manitoba, Canada. The property is just over 3 miles from a mine that had produced over 1.3 million ounces of gold before being closed because it became uneconomic at $35 per ounce gold. (This mine has now been reopened.) The company carried out early stage geological and related work during 2005, through an investment in the company owning the mining claims.

In 2006 further work was done on the prospect, In accordance with the terms of the agreement with the owners of the prospect the cost of work done effectively resulted in the company acquiring ownership in the company owning the prospect. This, combined with the exercise of an option agreement with one of the owners, results in Widescope now owning just over 65% of the company owning the prospect.

B. BUSINESS OVERVIEW

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrant the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company. As a result of the share exchange agreement, the director in common no longer has an ownership interest in PFG.

As at June 26, 2007 the Company's owns 65.42% of the common shares of PFG.

PFG has been actively exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. ("Arc"). Arc prepared the report to standards dictated by National Instrument 43-101.

Following the recommendations of the May 2006 Qualifying Report - during the summer of 2006 an exploration program was completed under PFG's direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis.

Subsequent to the year-end the Company has received the detailed geologist's maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready.

There is some seasonality to mineral exploration in that part of Manitoba. The groundwork required to elevate the status of the claims to drill-ready is best conducted during the summer. The soil and surface rock is more easily and economically accessed when there is no snow cover. Actual drilling is most easily carried out in the winter, as some of the surrounding area contains swamp land, and access is much easier over frozen ground.

In conducting its business operations, the Company is not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

The Company competes with other exploration companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. Exploration in Manitoba has experienced a dramatic revival in recent years and increased activity is forecast for the future. We compete for qualified employees with other Canadian companies, including Harvest Gold Corp., Grandview Gold Inc., and San Gold Corp. amongst others.

Subsequent to the end of the first quarter of 2007, the Company's directors resolved to change the expiry date of the warrants outstanding. The warrants entitle the holder, subject to certain conditions, to purchase one common share per warrant at a price of $0.18 per share; the warrants will now expire on December 7, 2007 - an extension of six months.

C. ORGANIZATIONAL STRUCTURE.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001.

D. PROPERTY, PLANTS AND EQUIPMENT.

The Company's head office and principal facility, which is leased, is located at 828 Harbourside Drive, North Vancouver. Its only other property is its interest in the mineral claims referenced above, held through its ownership in PFG. PFG's interest in these mineral claims requires that annual work be done on these claims in order to maintain them in good standing. Based on work done to date it is estimated that they will remain in good standing until some time in 2009.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN (SEE ALSO "SELECTED FINANCIAL DATA"). THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. REFER TO NOTE 7 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF TRANSACTIONS THAT WERE SUBJECT TO MATERIAL MEASUREMENT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP UNDER ITEM 17.

OVERVIEW

With the acquisition of PFG effective June 30, 2006, the Company's primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charged PFG a modest management fee to offset its reciprocal efforts to coordinate PFG's affairs until control of PFG was acquired. In 2006 PFG was charged $9000.00 in management fees. This management function has been largely carried out by the directors and large shareholders, at their own expense. The Company's management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise.

From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company has generated some revenue by providing these services. As these sources of revenue are not core to the Company's focus, the services are not actively marketed. No consulting revenue was earned in 2005; however $20,000 was earned in 2004.

A. OPERATING RESULTS

Historically, the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having significant operating and overhead expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. Prior to the just completed quarter, the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

With the June 30, 2006 completion of the PFG acquisition the Company's expenses are now more heavily weighted in favor of the exploration work and analysis being carried out on the properties by PFG.

With the PFG acquisition the Company expects to report significant additional expenses related to the exploration activities undertaken in the area of Bissett, Manitoba.

BUSINESS OVERVIEW

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrant the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company. As a result of the share exchange agreement, the director in common no longer has an ownership interest in PFG.

As at June 26, 2007 the Company's owns 65.42% of the common shares of PFG.

PFG has been actively exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. ("Arc"). Arc prepared the report to standards dictated by National Instrument 43-101.

Following the recommendations of the May 2006 Qualifying Report - during the summer of 2006 an exploration program was completed under PFG's direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Subsequent to the year-end the Company has received the detailed geologist's maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready.

Subsequent to the end of the quarter the Company's directors resolved to change the expiry date of the warrants outstanding. The warrants entitle the holder, subject to certain conditions, to purchase one common share per warrant at a price of $0.18 per share; the warrants will now expire on December 7, 2007 - an extension of six months.

FLUCTUATIONS IN RESULTS

The Company's annual operating results fluctuate, but very little. Revenues at this point are solely derived from consulting activities which are not core to the Company's focus and will fluctuate greatly based upon the Company's receipt of infrequent, third-party referrals for these services. There is no revenue from operations. Expenses fluctuate on the basis of costs for exploration and related activities, and the ever increasing administrative and other costs of complying with the various regulatory requirements of a public company. We expect that these regulatory related expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies, resulting from changes to securities legislation throughout North America.

With the PFG acquisition the Company expects to report significant additional expenses in the future related to the exploration activities undertaken in the area of Bissett, Manitoba.

B. LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2006 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2006, the Company had accumulated losses totaling $13,413,605 and a working capital surplus of $31,602. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors' report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2006 the Company had cash and term deposits of $105,504 and a working capital surplus of $31,602.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D. TREND INFORMATION

Other than the continuing demand for various metals driven by the rapidly growing economies of China and India, there are no trends that could be expected to impact results.

IMPACT OF INFLATION

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable to the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

It should be noted that the management discussed below is primarily involved with the Company's current activities. As the Company concludes an acquisition or merger, or embarks on any other type of project, additional personnel with differing areas of expertise will be utilized. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors. The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below.

A. DIRECTORS AND SENIOR MANAGEMENT.

 Name, Municipality of                        Principal Occupation and
Residence and Position                          Position During the
 with the Corporation             Age              Past Five Years
 --------------------             ---              ---------------

Douglas E. Ford (1)               43    Director   since   September  10,  1992;
West Vancouver, B.C.                    General Manager of Dockside  Capital,  a
Director                                private  merchant  banking  and  venture
                                        capital firm, from 1986 to present.

Martin Schultz                    63    Director and  Secretary  since March 20,
Vancouver, B.C.                         1990;   Self   employed   Secretary  and
                                        Director corporate development advisor for over 10 years.

John Stanton
Queensburg, New York              61    Director since  November 15, 1990;  Self
Director                                employed pharmacist

Edward Dolejsi                    62    Director    since   March   20,    1990;
Delta, B.C.                             Vice-President  and  General  Manager of
Director and President                  BRI from July,  1994 until April,  1999;
                                        self-employed  software consultant since
                                        May, 1999.

Edward D. Ford (1)                71    Director since March 20, 1990;  also has
Whistler,  B.C.                         devoted  a   portion   of  his  time  to
Director                                investment  activities  and as President
                                        of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

----------
(1) Edward Ford is the father of Douglas Ford.

B. COMPENSATION.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2006, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $24,000 in management fees and rent. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2006, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C. BOARD PRACTICES.

Pursuant to the provisions of the COMPANY ACT (BC), the Company's directors are elected annually at the regularly schedules annual general meeting of shareholders. Each elected director is elected for a one-year term unless he resigns prior to the expiry of his term.

The Company has no arrangements in place for provision of benefits to its directors or upon their termination.

The Board has one committee, the Audit Committee, made-up of Messrs. Edward Ford, John Stanton and Douglas Ford. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year. On May 2, 2006, the Company's board of directors adopted a new charter for the Audit Committee.

D. EMPLOYEES.

Effective at December 31, 2006 the Company had no salaried employees.

E. SHARE OWNERSHIP.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's Incentive Stock Option Plan. None were allocated at December 31, 2006. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table sets forth certain information regarding beneficial ownership of the Company's shares at December 31, 2006 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2006 there were 10,883,452 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices.

 Name and Address                  Amount and Nature of           Percent of
of Beneficial Owner                Beneficial Ownership              Class
-------------------                --------------------              -----

PRINCIPAL HOLDERS

Not applicable

OFFICERS AND DIRECTORS

Edward Ford                             4,493,000  (1)(2)             41.28
John Stanton                               55,000  *                  0.005
Douglas Ford                              914,000  (3)                8.398
Martin Schultz                            483,167                     4.439
Edward Dolejsi                              6,200  *                  0.001
All Officers and Directors
 as a Group (5 persons)                 5,951,367                     54.68

----------
*    Less than one percent.
(1) All shares subject to Lock-up Agreement dated November 15, 2006, attached as Exhibit 99.2

(2) Includes 1,483,000 shares held directly; and 430,000 shares held through Singer Associates Holdings Ltd.; and 430,000 shares held through Arizona Outdoor Specialists Inc.; and 430,000 shares held through BWN Oil Technologies Inc.; and 430,000 shares held through Dockside Capital Group Inc.; and 430,000 shares held through Good Times Enterprises Inc.; and 430,000 shares held through Specialty Holdings Inc.; and 430,000 shares held through Wheels `n Gear Inc.
(3)  Includes 430,000 shares held through Wink Holdings Ltd.

The Company knows of no arrangements which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS.

During the fiscal year ended December 31, 2006, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2006, a company in which a director has an interest charged the Company $24,000 (2005: $24,000, 2004: $38,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $72,350 (2005: $34,810, 2004:
$55,395) was included in accounts payable and accrued liabilities at December 31, 2006.

During the year ended December 31, 2004, a company controlled by a director purchased the Company's investment, a 3% interest in a private company, for $30,000 resulting in a loss of $16,024. The $30,000 purchase price formed part of the year end accounts receivable.

A Company in which a director has an interest was charged $nil (2005: $nil, 2004: $20,000) for consulting fees during the year ended December 31, 2006. The unpaid portion of these amounts, aggregating $nil (2005: $nil, 2004: $20,000,) was included in accounts receivable.

The above transactions were made on terms as favorable as or more favorable to the Company than those that could be obtained from unaffiliated third parties.

C. INTERESTS OF EXPERTS AND COUNSEL

Not required

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1

B. SIGNIFICANT CHANGES

The Company is not aware of any significant change since December 31, 2006 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol "WSCRF". The table below sets forth certain information regarding the price history of our common shares.

           Period                             High (USD)         Low (USD)
           ------                             ----------         ---------
Fiscal year ended December 31, 2006             $0.25              $0.10
Quarter ended December 31, 2006                 $0.25              $0.10
Quarter ended March 31, 2007                    $0.30              $0.05
Month ended December 31, 2006                   $0.25              $0.10
Month ended January 31, 2007                    $0.30              $0.05
Month ended February 28, 2007                   $0.22              $0.22
Month ended March 31, 2007                      $0.22              $0.20
Month ended April 30, 2007                      $0.20              $0.20
Month ended May 31, 2007                        $0.20              $0.20

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not required

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     1. The company was incorporated as Rainbow Resources Ltd. September 20 1983 under certificate of incorporation no. 268952 in the Province of British Columbia Canada. The name was changed to Widescope Resources Ltd. May 1 1984, to Gemini Technology Inc. September 13 1985, to
          International Gemini Technology Inc. September 23 1993, and to Widescope Recources Inc., effective July 12, 2006. No objects and purposes are described.

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

     3. Dividends are declared by directors and subject to any special rights, paid to all holders of shares in a class according to the number of shares held. Voting rights are one vote per share. Directors stand for election every year at the annual meeting. Shareholders have no rights to share directly in the company's profits. Subject to prior claims of creditors and preferred shareholders, common shareholders participate in any surplus in the event of liquidation according to the number of shares held. The company may redeem shares by directors' resolution in compliance with applicable law unless the company is insolvent or may become insolvent by doing so. It must make its offer pro rata to every member who holds a class, subject to applicable stock exchange rules or company act provisions. The directors have wide discretion. Shareholders have no liability for further capital calls. No discriminatory provisions, against an existing or prospective shareholder of a substantial number of shares, are imposed by the articles.

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

C. MATERIAL CONTRACTS

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

In addition the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option, exercisable at the Company's discretion until March 31, 2007, was exercised.

Pursuant to the terms of the subscription agreement and the option agreement, the latter having been exercised, the company owns 65.42% of the common shares of PFG.

D. EXCHANGE CONTROLS

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER. ACCORDINGLY, PROSPECTIVE PURCHASERS OF THE COMPANY'S SHARES SHOULD CONSULT WITH THEIR OWN ADVISORS WITH RESPECT TO THEIR INDIVIDUAL CIRCUMSTANCES.

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements. Reference is made to "Item 7. Taxation".

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act") and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor's own advisor. This summary does not anticipate statutory or regulatory amendments.

THE CANADIAN INVESTMENT ACT

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company's business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

     * an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     * an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

     * an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

CANADIAN COMPETITION ACT REVIEW

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

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

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

     (i) aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

     (ii) aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

     (iii)the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

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

E. TAXATION

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE PURCHASER OR HOLDER OF THE COMPANY'S SHARES AND NO REPRESENTATION WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH PROSPECTIVE PURCHASER IS MADE. ACCORDINGLY, PROSPECTIVE PURCHASERS OF THE COMPANY'S SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR INDIVIDUAL CIRCUMSTANCES.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").
This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance
(Canada) prior to the date hereof and the Company's understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

DISPOSITION OF THE COMPANY'S SHARES

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

F. DIVIDENDS AND PAYING AGENTS

Not required

G. STATEMENT BY EXPERTS

Not required

H. DOCUMENTS ON DISPLAY

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #208 - 828 Harbourside Drive, North Vancouver BC V7P 3R9 Canada, Telephone 604-904-8481.

I. SUBSIDIARY INFORMATION

As of June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation become a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

The company has as its audit committee financial expert Mr. Edward D. Ford who is a Canadian Chartered Accountant. He has held this professional qualification since 1961. During his career Mr. Ford has been an associate, manager and partner of several Canadian professional accounting firms that specialized in audit/assurance, taxation, insolvency and independent business consulting. Additionally he has served as a Chief Financial Officer of several public companies.

B. CODE OF ETHICS

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company's Code of Ethics will be made available to anyone who requests it in writing from the Company's head office.

C. PRINCIPAL ACCOUNTING FEES AND SERVICES

(A) AUDIT FEES
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $13,000 for audit fees in the year ended December 31, 2006; $9,000 in 2005; and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(B) AUDIT RELATED FEES
DMCL did not provide the Corporation with any assurance and related services in the years ended December 31, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(C) TAX FEES
DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(D) ALL OTHER FEES
DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors' report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

     Auditors' Report.

     Consolidated balance sheets as at December 31, 2006 and 2005.

     Consolidated statements of operations and deficit for the years ended December 31, 2006, 2005 and 2004.

     Consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004.

     Notes to the consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See "Item 17. Financial Statements" above.

ITEM 19.  EXHIBITS

Attached hereto are the following exhibits:

12.1 Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002

12.2    Certification of Director pursuant to s.302 of the Sarbanes-Oxley Act of
        2002

13.1 Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002

13.2    Certification of Director pursuant to s.906 of the Sarbanes-Oxley Act of
        2002

99.1 Certificate of Name Change from International Gemini Technology Inc. to Widescope Resources Inc.

99.2    Lock-up Agreement

99.3    Share Exchange Option Agreement

99.4    Share Exchange Option Agreement - Amendment

99.5    PFG Subscription Agreement

99.6    PFG Subscription Agreement - Amendment

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        WIDESCOPE RESOURCES INC


Date: June 28, 2007                     By: /s/ Martin Schultz
                                           -----------------------------------
                                        Name:  Martin Schultz
                                        Title: Secretary and Director,
                                               as duly authorized signatory

              [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP
                             CHARTERED ACCOUNTANTS]


                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Shareholders of Widescope Resources Inc.:

We have audited the consolidated balance sheets of Widescope Resources Inc. (formerly International Gemini Technology Inc.) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

                                                                          "DMCL"

                                           Dale Matheson Carr-Hilton LaBonte LLP
April 27, 2007                                             Chartered Accountants
Vancouver, Canada


                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                      - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated April 27, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                                          "DMCL"

                                           Dale Matheson Carr-Hilton LaBonte LLP
April 27, 2007                                             Chartered Accountants
Vancouver, Canada

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                   December 31, 2006        December 31, 2005
                                                   -----------------        -----------------
ASSETS

Current assets
  Cash                                                $    105,504             $    128,126
  Accounts receivable                                        3,524                      312
                                                      ------------             ------------

                                                           109,028                  128,438
                                                      ------------             ------------

Mineral properties (Note 3)                                333,158                       --
Equipment, net of amortization (Note 3)                      1,579                       --
Investment (Note 3)                                             --                   90,000
                                                      ------------             ------------

                                                      $    443,765             $    218,438
                                                      ============             ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities            $     77,426             $     42,219
                                                      ------------             ------------

Non-controlling interest (Note 3)                           77,267                       --
                                                      ------------             ------------

Shareholders' equity
  Share capital - preferred (Note 5)                       604,724                  604,724
  Share capital - common (Note 5)                       13,044,609               12,894,609
  Contributed surplus (Note 5)                              53,344                   53,344
  Deficit                                              (13,413,605)             (13,376,458)
                                                      ------------             ------------

                                                           289,072                  176,219
                                                      ------------             ------------

                                                      $    443,765             $    218,438
                                                      ============             ============

Approved by the Board:

----------------------------------
Martin Schultz

----------------------------------
Douglas E. Ford

              The accompanying notes are an integral part of these
                       consolidated financial statements.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Statements of Operations and Deficit
--------------------------------------------------------------------------------

                                                                             Years Ended December 31,
                                                                2006                 2005                 2004
                                                            ------------         ------------         ------------
Revenue
  Interest income                                           $        689         $         --         $         --
  Management fees (Note 4)                                         9,000                   --                   --
  Consulting Fee (Note 4)                                             --                   --               20,000
                                                            ------------         ------------         ------------
                                                                   9,689                   --               20,000
                                                            ------------         ------------         ------------
Expenses
  General and administrative                                      51,311               54,804               43,718

Loss on sale of investment                                            --                   --               16,024
                                                            ------------         ------------         ------------

Loss from operations                                             (41,622)             (54,804)             (39,742)
Non-controlling interest (Note 3)                                  4,475                   --                   --
                                                            ------------         ------------         ------------
Net loss                                                         (37,147)             (54,804)             (39,742)

Deficit, beginning of year                                   (13,376,458)         (13,321,654)         (13,281,912)
                                                            ------------         ------------         ------------

Deficit, end of year                                        $(13,413,605)        $(13,376,458)        $(13,321,654)
                                                            ============         ============         ============

Earnings per share - basic and diluted                      $         --         $         --         $         --
                                                            ============         ============         ============

Weighted average number of common shares outstanding          10,383,452            9,084,049            8,323,119
                                                            ============         ============         ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Statements of Cash Flow
--------------------------------------------------------------------------------

                                                                   Years Ended December 31,
                                                        2006               2005               2004
                                                     ----------         ----------         ----------
OPERATING ACTIVITIES
  Net loss                                           $  (37,147)        $  (54,804)        $  (39,742)
  Loss on sale of investment                                 --                 --             16,024

Non cash Items:
  Non-controlling interest in loss                       (4,475)                --                 --
  Net change in working capital items:
    Accounts receivable                                  (3,920)            22,086             21,311
    Accounts payable and accrued liabilities             20,664            (14,678)           (44,542)
                                                     ----------         ----------         ----------

Cash used in operations                                 (24,878)           (47,396)              (487)
                                                     ----------         ----------         ----------
INVESTING ACTIVITIES
  Cash acquired on acquisition of PFG, net of
   amounts (invested)                                    16,108            (90,000)                --
  Mineral property development costs                    (13,852)                --                 --
  BWN sale proceeds                                          --             30,000                 --
                                                     ----------         ----------         ----------

Cash from (used in) investing activities                  2,256            (60,000)                --
                                                     ----------         ----------         ----------
FINANCING ACTIVITIES
  Proceeds from sale of common shares                        --            234,050                 --
                                                     ----------         ----------         ----------

Cash from financing activities                               --            234,050                 --
                                                     ----------         ----------         ----------

Net increase (decrease) in cash                         (22,622)           126,654               (487)

Cash position, beginning of year                        128,126              1,472              1,959
                                                     ----------         ----------         ----------
Cash position, end of year                           $  105,504         $  128,126         $    1,472
                                                     ==========         ==========         ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest                             $       --         $       --         $       --
                                                     ==========         ==========         ==========
  Cash paid for income taxes                         $       --         $       --         $       --
                                                     ==========         ==========         ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

1. NATURE AND CONTINUANCE OF OPERATIONS

      The Company's principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The financial statements have been prepared under the assumption the Company is a going concern. The Company had working capital of $31,602 at December 31, 2006 but has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

      Effective July 12, 2006 and pursuant to shareholder approval, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

      The Company's future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company's potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

      The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations from an ore body. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, more losses are anticipated prior to obtaining a level of profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES

      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as indicated in note 7, they also comply, in all material respects, with United States generally accepted accounting principles ("US GAAP").

      ESTIMATES, ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties, estimated useful life of equipment and taxes rates to calculate future income taxes.

      BASIS OF CONSOLIDATION
      These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. effective June 30, 2006 (date of acquisition). All intercompany balances and transactions have been eliminated on consolidation.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

      MINERAL PROPERTIES
      The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

      FINANCIAL INSTRUMENTS
      The fair value of the Company's cash, accounts receivable, accounts payable and accrued liabilities, and due to related parties were determined by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management does not believe the Company is exposed to significant credit, currency, market or interest rate risks.

      EQUIPMENT
      Equipment is recorded at cost. Amortization is calculated using the 30% declining balance annual rate, which is estimated to match the useful lives of the assets.

      Equipment used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, is accounted for as dedicated assets and included as a separate category within the costs allocated to the related exploration stage mineral interests. Amortization for dedicated assets are provided over the estimated lives based on utilization and is recorded as deferred exploration costs of the related project.

      LOSS PER SHARE
      The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of loss per share figures using the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For the years presented, diluted loss per share is equal to basic loss per share as the conversions are anti-dilutive.

      CASH AND CASH EQUIVALENTS
      The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

      IMPAIRMENT OF LONG-LIVED ASSETS
      The Company follows the recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063, "Impairment of Long-Lived Assets". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

      INCOME TAXES
      The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

      STOCK-BASED COMPENSATION
      The Company applies the fair value method of valuing all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant with the related fair values being reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

3. ACQUISITION OF OUTBACK CAPITAL INC. DBA PINEFALLS GOLD ("PFG")

      In April 2005, the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold ("PFG"), a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription, the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrants, the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

      In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, who is also a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company at a value of $150,000. As a result of the share exchange agreement, the director in common no longer had an ownership interest in PFG.

      The Company completed the transactions above effective June 30, 2006; and as at December 31, 2006 the Company owned 65.42% of the common shares of PFG.

      The Pinefalls Gold mining property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived from PFG properties. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

3. ACQUISITION OF PFG CONT'D

      The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

                                                                         - $ -
                                                                       --------
        Current assets                                                  126,108
        Mineral claims and equipment                                    320,885
        Current liabilities                                              (3,861)
        Due to related parties                                          (11,390)
        Non controlling interest                                        (81,742)
                                                                       --------
                                                                        350,000
                                                                       ========

     CONSIDERATION PAID:
        1,000,000 common shares at $0.15 per share                      150,000
        Cash                                                            200,000
                                                                       --------
                                                                        350,000
                                                                       ========

     Mineral Claims and equipment includes the following:

                                                                         - $ -
                                                                       --------
        Unproven Mining Claims - not subject to depletion               319,306
        Equipment                                                         1,579
                                                                       --------
        Totals                                                          320,885
                                                                       ========

4. RELATED PARTY TRANSACTIONS

      During the year ended December 31, 2006, a company in which a director has an interest charged the Company $24,000 (2005: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $72,350 (2005:
      $34,810) is included in accounts payable and accrued liabilities at December 31, 2006.

      The Company charged $9,000 (2005: $nil) for rent and management fees to PFG prior to the acquisition date.

      Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

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

      b) Common shares

                                                          2006                           2005
                                              -------------------------        -------------------------
                                                Shares           $               Shares           $
                                              ----------     ----------        ----------     ----------
          Balance, beginning of year           9,883,452     12,894,609         8,323,119     12,660,559
          Issued via private placement                --             --         1,560,333        234,050
          Issued on acquisition of PFG         1,000,000        150,000                --             --
                                              ----------     ----------        ----------     ----------
          Balance, December 31                10,883,452     13,044,609         9,883,452     12,894,609
                                              ==========     ==========        ==========     ==========

      During 2005, the Company completed non-brokered private placement by issuing 1,560,333 units at $0.15 per unit for proceeds of $234,050. Each unit consists of one common share and a share purchase warrant to acquire an additional common share at $0.18 per share by June 7, 2007.

      c) Preferred shares

                                                          2006                           2005
                                              -------------------------        -------------------------
                                                Shares           $               Shares           $
                                              ----------     ----------        ----------     ----------
          Balance, beginning and end of year   604,724         604,724           604,724        604,724
                                               =======         =======           =======        =======

      d) Warrants

                                                 2006             2005
                                               ---------        ---------

          Balance, beginning of year           1,560,333               --
          Issued                                      --        1,560,333
                                               ---------        ---------
          Balance, December 31                 1,560,333        1,560,333
                                               =========        =========

      Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

      e) Stock Options

      As of December 31, 2006 and 2005, there were no stock options outstanding.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

6. INCOME TAXES

      A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                                                2006             2005
                                                              --------         --------
          Loss before income taxes                            $ 37,147         $ 54,804
                                                              ========         ========

          Income tax recovery at statutory rates 34.1%        $ 12,667         $ 19,072
          Unrecognized benefit of non-capital losses           (12,667)         (19,072)
                                                              --------         --------
          Total income taxes                                  $     --         $     --
                                                              ========         ========

      The significant components of the Company's future income tax assets are as follows:

                                                                         2006                2005
                                                                     -----------         -----------
          Future income tax assets:
            Non-capital loss carry forward benefit                   $    74,481         $    61,814
            Capital losses carried forward                                 1,506               1,506
            Research and development expenses carried forward                 --           1,220,128
            Valuation allowance                                          (75,987)         (1,283,448)
                                                                     -----------         -----------
          Net future income tax asset                                $        --         $        --
                                                                     ===========         ===========

      The Company has approximately $212,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2007 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs in certain respects from United States generally accepted accounting principles ("US GAAP"). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") that result in material measurement and disclosure differences from Canadian GAAP are summarized as follows:

                                                                      December 31,      December 31,
                                                                         2006              2005
                                                                       ---------         ---------
          Consolidated Balance Sheets

            Total assets under Canadian GAAP                           $ 443,765         $ 218,438

               (a) Mineral property exploration and acquisition
                   costs expensed under US GAAP                         (333,158)               --
                                                                       ---------         ---------
               Total assets under US GAAP                              $ 110,607         $ 218,438
                                                                       =========         =========

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

          Total liabilities under Canadian and US GAAP                     $  77,426         $  42,219
                                                                           =========         =========

          Total shareholders' equity (deficit) under Canadian GAAP         $ 289,072         $ 176,219

            (a) Mineral property exploration and acquisition
                costs expensed under US GAAP                                (333,158)               --
                                                                           ---------         ---------

          Total shareholders' equity (deficit) under US GAAP               $ (44,086)        $ 176,219
                                                                           =========         =========

                                                                          Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                             2006              2005              2004
                                                                           ---------         ---------         ---------
          Consolidated Statements of Operations and Deficit

               Net income (loss) under Canadian GAAP                       $ (37,147)        $ (54,804)        $ (39,863)

                 (a) Mineral property exploration and
                     acquisition costs expensed under US GAAP               (333,158)               --                --
                                                                           ---------         ---------         ---------

               Net loss under US GAAP                                      $(370,305)        $ (54,804)        $ (39,863)
                                                                           =========         =========         =========

               Basic and diluted loss per share under US GAAP              $   (0.04)        $   (0.01)        $   (0.01)
                                                                           =========         =========         =========

                                                                          Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                             2006              2005              2004
                                                                           ---------         ---------         ---------
          Consolidated Statements of Cash Flows

            Net cash used in operations under Canadian GAAP                $(24,878)         $(47,396)         $   (487)

              (b) Mineral property exploration costs incurred               (13,852)               --                --
                                                                           --------          --------          --------

               Net cash used in operations under US GAAP                   $(38,730)         $(47,396)         $   (487)
                                                                           ========          ========          ========

               Net cash provided by (used in) investing activities
                under Canadian GAAP                                        $  2,256          $(60,000)         $     --

                  (b) Mineral property exploration costs incurred            13,852                --                --
                                                                           --------          --------          --------
               Net cash provided by (used in) investing activities
                under US GAAP                                              $ 16,108          $(60,000)         $     --
                                                                           ========          ========          ========

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

          Net cash provided by financing activities under
           Canadian and US GAAP                                  $     --        $234,050        $     --
                                                                 ========        ========        ========

     (A)  INTEREST IN UNPROVEN MINERAL PROPERTIES

          In accordance with Canadian GAAP, the cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment.

          In accordance with US GAAP, mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, "Whether Mineral Rights Are Tangible or Intangible Assets" and in accordance with Financial Accounting Standards Board ("FASB") SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Mineral property exploration costs are expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination

          Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP purposes and impaired the property acquisition costs incurred during the period (see Note
          3).

     (B)  MINERAL PROPERTY COSTS INCURRED

          Under Canadian GAAP, cash flows relating to mineral property acquisition and exploration costs are reported as investing activities. Under US GAAP, these costs are classified as operating activities. The net cash provided by (used in) operating and investing activities has been adjusted accordingly for all periods presented.

     (C)  RECENT ACCOUNTING PRONOUNCEMENTS - US GAAP

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed The adoption of this statement is not expected to have an effect on the Company's future reported financial position or results of operations.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

          In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have an effect on the Company's future reported financial position or results of operations.

          In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
          (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The adoption of this statement is not expected to have an impact on its financial position or results of operations.

          In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this statement had no effect on the Company's reported financial position or results of operations.

          In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of this standard had no effect on the Company's reported financial position or results of operations.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Notes to the Consolidated Financial Statements
DECEMBER 31, 2006
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

     (D)  RECENT ACCOUNTING PRONOUNCEMENTS - CANADIAN GAAP

          The Canadian Institute of Chartered Accountants ("CICA") has issued three new accounting standards related to financial instruments:
          Section 3855,  "FINANCIAL  INSTRUMENTS - RECOGNITION AND MEASUREMENT",
          Section 3865, "HEDGES", and Section 1530, "COMPREHENSIVE INCOME". These new standards apply to the Company beginning July 1, 2007.
          Section 3855 expands on Handbook Section 3860 "FINANCIAL INSTRUMENTS - DISCLOSURE AND Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13, "HEDGING RELATIONSHIPS", and the hedging guidance in Section 1650, "FOREIGN CURRENCY TRANSLATION", by specifying how hedge accounting is applied and the required disclosures. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. The Company is still assessing the implications of these new standards, but it may require the recognition of certain financial instruments that would previously not have been recognized. Also, for the interim period commencing January 1, 2007, the Company will be required to present a new financial statement entitled "COMPREHENSIVE INCOME".

          The CICA has issued  Section  3251,  "EQUITY".  The  Section  replaces
          Section 3250, "SURPLUS" and incorporates amendments resulting from the issuance of Section 1530, "COMPREHENSIVE INCOME". The Section becomes effective on January 1, 2007 and, as noted previously, the Company will be required to present a new financial statement entitled "COMPREHENSIVE INCOME".

          The CICA has issued two additional accounting standards related to financial instruments: Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES", and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION". These standards enhance the existing disclosure requirements in previously issued Section 3861, "FINANCIAL INSTRUMENTS
          - DISCLOSURE AND PRESENTATION". Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections become effective for the Company on January 1, 2008 and it is not expected that they will have a significant impact.

          The CICA has released Section 1535, "CAPITAL DISCLOSURES". The Section requires an entity to disclose information about its objectives, policies and processes for managing capital and its compliance with any externally imposed capital requirements. The Section becomes effective January 1, 2008 and will require the Company to expand its disclosure in this area.