Form 20-F
period 2007-12-31
Widescope Resources Inc.
filed 2008-06-27
CIK 795800

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

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

WIDESCOPE RESOURCES INC.
Selected Financial Data in accordace with United States GAAP
(Expressed in Canadian Dollars)

                                                                 Years Ended December 31,
                                           2007            2006            2005            2004            2003
                                        ----------      ----------      ----------      ----------      ----------
Net operating revenues            $              0           9,689               0          20,000           3,000

Loss from continued operations    $        (60,556)       (370,305)        (54,804)        (39,742)        (37,863)
Income from discontinued
 operations                       $            N/a             N/a             N/a             N/a             N/a
Net loss                          $        (60,556)       (370,350)        (54,804)        (39,742)        (37,863)

Loss per share from continued
 operations                       $          (0.01)          (0.03)          (0.01)          (0.00)          (0.00)
Income per share from
 discontinued operations          $            N/a             N/a             N/a             N/a             N/a
Income per share after
 discontinued operations          $            N/a             N/a             N/a             N/a             N/a

Share capital                     $     13,649,333      13,649,333      13,499,333      13,265,283      13,265,283

Common shares issued                    10,883,452      10,883,452       9,883,452       8,323,119       8,323,119

Weighted average shares
 outstanding                            10,883,452      10,383,452       9,084,049       8,323,119       8,323,119

Total assets                      $         74,339         110,607         218,438          53,870          49,070

Net assets (liabilities)          $       (104,642)        (44,086)        176,219          (3,027)         36,715

Convertible debentures(current
 and long term portions)          $            N/a             N/a             N/a             N/a             N/a

Cash dividends declared per
 common share                     $              0               0               0               0               0

Exchange rates (Cdn$ to U.S.$)
 period average                   $         0.9304          0.8818          0.8253          0.7683          0.7135

Exchange rates (CDN$ to U.S.$)
 for most recent six months

                                        Period High        Period Low
                                        -----------        ----------

December 2007                      $       1.0205            0.9756

January 2008                       $       1.0096            0.9686

February 2008                      $       1.0298            0.9814

March 2008                         $       1.0206            0.8521

April 2008                         $       0.9975            0.9737

May 2008                           $       1.0158            0.9815

Exchange rate (CDN$ to U.S.$)
  June 23, 2008                    $       0.9840

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

     THERE IS NO ASSURANCE THAT OTHER PROSPECTIVE MINERAL PROPERTIES OR OTHER ASSETS CAN BE ACQUIRED, AND IF ACQUIRED THAT THE NECESSARY ADDITIONAL CAPITAL CAN BE ATTRACTED.

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

In 2007 due to unavailability of qualified personnel no significant work was undertaken on the claims in the Rice Lake Mining area.

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

Following the recommendations of the May 2006 Qualifying Report - during the summer of 2006 an exploration program was completed under PFG's direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Subsequent to the year-end the Company has received the detailed geologist's maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company. This review, and a small amount of professional work represent the total of the progress made in 2007, to some extent due to the inability to attract a geologist to the short work window the Company wanted.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready. Cautious optimism was gained from the reported success of the local San Gold Corp., in extending existing gold bearing veins and discovering new ones, by deeper drilling below their existing San Antonio mine site.

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

OVERVIEW

With the acquisition of PFG effective June 30, 2006, the Company's primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charged PFG a modest management fee to offset its reciprocal efforts to coordinate PFG's affairs until control of PFG was acquired. In 2006 PFG was charged $9000 in management fees. This management function has been largely carried out by the directors and large shareholders, at their own expense. The Company's management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise.

From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company has generated some revenue by providing these services. As these sources of revenue are not core to the Company's focus, the services are not actively marketed. No consulting revenue was earned in 2005, 2006, or 2007; however $20,000 was earned in 2004.

A. OPERATING RESULTS

Historically, the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having significant operating and overhead expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. Prior to the completion of the PFG acquisition, the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

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

As at June 23, 2008 the Company's owns 65.42% of the common shares of PFG.

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

Subsequent to the end of the year the Company's directors resolved to change the expiry date of the warrants outstanding. The warrants entitle the holder, subject to certain conditions, to purchase one common share per warrant at a price of $0.18 per share; the warrants will now expire on December 5, 2008 - an extension of six months. Prior to December 7, 2007 the expiry date of the warrants was extended for a further six months.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2007 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2007, the Company had accumulated losses totaling $13,463,364 and a working capital deficit of $37,161. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors' report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2007 the Company had cash of $69,628 and a working capital deficit of $37,161.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D. TREND INFORMATION

Other than the continuing demand for various metals driven by the rapidly growing economies of China and India, the only other trend that could be expected to impact results is the scarcity of geologists in the area.

IMPACT OF INFLATION

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2007.

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

A. DIRECTORS AND SENIOR MANAGEMENT.

 Name, Municipality of                        Principal Occupation and
Residence and Position                          Position During the
 with the Corporation             Age              Past Five Years
 --------------------             ---              ---------------

Douglas E. Ford (1)               44    Director   since   September  10,  1992;
West Vancouver, B.C.                    General Manager of Dockside  Capital,  a
Director                                private  merchant  banking  and  venture
                                        capital firm, from 1986 to present.

Martin Schultz                    64    Director and  Secretary  since March 20,
Vancouver, B.C.                         1990;     Self    employed     corporate
Secretary and Director                  development advisor for over 10 years.

John Stanton                      62    Director since  November 15, 1990;  Self
Queensburg, New York Director           employed pharmacist


Edward Dolejsi                    63    Director    since   March   20,    1990;
Delta, B.C.                             Vice-President  and  General  Manager of
Director and President                  BRI from July,  1994 until April,  1999;
                                        self-employed  software consultant since
                                        May, 1999.

Edward D. Ford (1)                72    Director since March 20, 1990;  also has
Whistler, B.C.                          devoted  a   portion   of  his  time  to
Director                                investment  activities  and as President
                                        of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

----------
(1) Edward Ford is the father of Douglas Ford.

B. COMPENSATION.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2007, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $24,000 in management fees and rent. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2007, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

D. EMPLOYEES.

Effective at December 31, 2007 the Company had no salaried employees.

E. SHARE OWNERSHIP.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's Incentive Stock Option Plan. None were allocated at December 31, 2007. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table sets forth certain information regarding beneficial ownership of the Company's shares at December 31, 2007 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2007 there were 10,883,452 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices.

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

----------
*    Less than one percent.
(1) All shares subject to Lock-up Agreement dated November 15, 2006, attached as Exhibit 99.2 to the June 28, 2007 Form 20-F of the Company.
(2) Includes 1,483,000 shares held directly; and 430,000 shares held through Singer Associates Holdings Ltd.; and 430,000 shares held through Arizona Outdoor Specialists Inc.; and 430,000 shares held through BWN Oil Technologies Inc.; and 430,000 shares held through Dockside Capital Group Inc.; and 430,000 shares held through Good Times Enterprises Inc.; and 430,000 shares held through Specialty Holdings Inc.; and 430,000 shares held through Wheels `n Gear Inc.
(3)  Includes 430,000 shares held through Wink Holdings Ltd.

The Company knows of no arrangements which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS.

During the fiscal year ended December 31, 2007, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2007, a company in which a director has an interest charged the Company $24,000 (2006: $24,000, 2005: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $87,280 (2006: $72,350, 2005:
$34,810) was included in accounts payable and accrued liabilities at December 31, 2007.

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

Not required

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1

B. SIGNIFICANT CHANGES

The Company is not aware of any significant change since December 31, 2007 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol "WSCRF". The table below sets forth certain information regarding the price history of our common shares.

          Period                              High (USD)         Low (USD)
          ------                              ----------         ---------

Fiscal year ended December 31, 2006             $0.25              $0.10
Fiscal year ended December 31, 2007             $0.30              $0.05

Quarter ended December 31, 2006                 $0.25              $0.10
Quarter ended March 31, 2007                    $0.30              $0.05
Quarter ended June 30, 2007                     $0.20              $0.20
Quarter ended September 30, 2007                $0.21              $0.19
Quarter ended December 31, 2007                 $0.17              $0.16
Quarter ended March 31, 2008                    $0.16              $0.10

Month ended December 31, 2007                   $0.17              $0.16
Month ended January 31, 2008                    $0.16              $0.11
Month ended February 29, 2008                   $0.11              $0.11
Month ended March 31, 2008                      $0.11              $0.10
Month ended April 30, 2008                      $0.11              $0.10
Month ended May 31, 2008                        $0.11              $0.11
Month ended June 30, 2008 (1)                   $0.11              $0.11

----------
(1) Through June 23, 2008

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2007 that our disclosure controls and procedures were effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Our management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management's report in this annual report on Form 20-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

C. PRINCIPAL ACCOUNTING FEES AND SERVICES

(A) AUDIT FEES
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $14,500 for audit fees in the year ended December 31, 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(B) AUDIT RELATED FEES
DMCL billed the Company $1,000 for audit related services in the year ended December 31, 2007; $nil in 2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(C) TAX FEES
DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(D) ALL OTHER FEES
DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

     Auditors' Report.

     Consolidated balance sheets as at December 31, 2007 and 2006.

     Consolidated statements of operations and deficit for the years ended December 31, 2007, 2006 and 2005.

     Consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005.

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

                                            WIDESCOPE RESOURCES INC

Date: June 23, 2008
                                            By: /s/ Martin Schultz
                                               ---------------------------------
                                            Name:  Martin Schultz
                                            Title: Secretary and Director,
                                                   as duly authorized signatory

              [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP
                             CHARTERED ACCOUNTANTS]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of Widescope Resources Inc.

We have audited the consolidated balance sheets of Widescope Resources as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

                                                                        /s/ DMCL

                                           Dale Matheson Carr-Hilton Labonte LLP
                                                           CHARTERED ACCOUNTANTS
Vancouver, Canada
April 8, 2008

                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                      -UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated April 8, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                                        /s/ DMCL

                                           Dale Matheson Carr-Hilton Labonte LLP
                                                           CHARTERED ACCOUNTANTS
Vancouver, Canada
April 8, 2008

WIDESCOPE RESOURCES INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                  December 31, 2007      December 31, 2006
                                                  -----------------      -----------------
ASSETS

Current assets
  Cash                                              $     69,628           $    105,504
  Receivables                                              3,606                  3,524
                                                    ------------           ------------

                                                          73,234                109,028
                                                    ------------           ------------

Mineral properties (Note 3)                              343,955                333,158
Equipment, net of amortization (Note 3)                    1,105                  1,579
                                                    ------------           ------------

                                                    $    418,294           $    443,765
                                                    ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities          $    110,395           $     77,426
                                                    ------------           ------------

Non-controlling interest (Note 3)                         68,586                 77,267
                                                    ------------           ------------
Shareholders' equity
  Share capital - preferred (Note 5)                     604,724                604,724
  Share capital - common (Note 5)                     13,044,609             13,044,609
  Contributed surplus (Note 5)                            53,344                 53,344
  Deficit                                            (13,463,364)           (13,413,605)
                                                    ------------           ------------

                                                         239,313                289,072
                                                    ------------           ------------

                                                    $    418,294           $    443,765
                                                    ============           ============

Approved by the Board:


"Martin Schultz"
-------------------------------------
Martin Schultz


"Douglas E. Ford"
-------------------------------------
Douglas E. Ford

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Operations, Comprehensive loss, and Deficit
--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                              2007               2006               2005
                                                          ------------       ------------       ------------
Revenue
  Interest income                                         $         --       $        689       $         --
  Management fess (Note 4)                                          --              9,000                 --
                                                          ------------       ------------       ------------
                                                                    --              9,689                 --
                                                          ------------       ------------       ------------
Expenses
  General and administrative                                    58,440             51,311             54,804
                                                          ------------       ------------       ------------

Loss from operations                                           (58,440)           (41,622)           (54,804)
Non-controlling interest (Note 3)                                8,681              4,475                 --
                                                          ------------       ------------       ------------
Net loss and Comprehensive loss                                (49,759)           (37,147)           (54,804)

Deficit, beginning of year                                 (13,413,605)       (13,376,458)       (13,321,654)
                                                          ------------       ------------       ------------

Deficit, end of year                                      $(13,463,364)      $ 13,413,605       $(13,376,458)
                                                          ============       ============       ============

Earnings per share - basic                                $      (0.01)      $         --       $         --
                                                          ============       ============       ============

Weighted average number of common shares outstanding        10,883,452         10,383,452          9,084,049
                                                          ============       ============       ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Cash Flow
--------------------------------------------------------------------------------

                                                                      Years Ended December 31,
                                                           2007                2006                2005
                                                         ---------           ---------           ---------
OPERATING ACTIVITIES
  Net loss                                               $ (49,759)          $ (37,147)          $ (54,804)

Non cash Items:
  Non-controlling interest in loss                          (8,681)             (4,475)                 --
  Amortization                                                 474                  --                  --
Net change in working capital items:
  Receivables                                                  (82)             (3,920)             22,086
  Accounts payable and accrued liabilities                  32,969              20,664             (14,678)
                                                         ---------           ---------           ---------

Cash used in operations                                    (25,079)            (24,878)            (47,396)
                                                         ---------           ---------           ---------
INVESTING ACTIVITIES
  Cash acquired on acquisition of PFG, net of
   amounts invested                                             --              16,108             (90,000)
  Mineral property development costs                       (10,797)            (13,852)                 --
  BWN sale proceeds                                             --                  --              30,000
                                                         ---------           ---------           ---------

Cash (used in) provided by investing activities            (10,797)              2,256             (60,000)
                                                         ---------           ---------           ---------
FINANCING ACTIVITIES
  Proceeds from sale of common shares                           --                  --             234,050
                                                         ---------           ---------           ---------

Cash from financing activities                                  --                  --             234,050
                                                         ---------           ---------           ---------

Net increase (decrease) in cash                            (35,876)            (22,622)            126,654

Cash, beginning of year                                    105,504             128,126               1,472

                                                         ---------           ---------           ---------

Cash, end of year                                        $  69,628           $ 105,504           $ 128,126
                                                         =========           =========           =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest                                 $      --           $      --           $      --
                                                         =========           =========           =========

  Cash paid for income taxes                             $      --           $      --           $      --
                                                         =========           =========           =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

1. NATURE AND CONTINUANCE OF OPERATIONS

   The Company's principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The Company had a working capital deficit of $37,161 at December 31, 2007 and has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

   Effective July 12, 2006, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

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

   The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, more losses are anticipated prior to obtaining a level of profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF CONSOLIDATION
   These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. effective June 30, 2006 (date of acquisition). All intercompany balances and transactions have been eliminated on consolidation.

   MINERAL PROPERTIES
   The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

   ESTIMATES, ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties and tax rates to calculate future income taxes.

   FINANCIAL INSTRUMENTS
   Effective  January 1, 2007,  the Company  adopted the  Canadian  Institute of
   Chartered Accountants (CICA) Handbook Sections 3855, and 3861 financial instruments; Section 1530, comprehensive income and Section 3865, hedges.
   Section 3855  prescribes  when a financial  instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

   These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

   The Company does not have any items that would cause comprehensive loss to be different than net loss of the year ended December 31, 2007.

   The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

   The Company has determined that it does not have derivatives or embedded derivatives.

   EQUIPMENT
   Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

             Computer hardware           30% declining balance

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

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

   IMPAIRMENT OF LONG-LIVED ASSETS
   The Company follows the recommendations of the CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

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

   NEW ACCOUNTING PRONOUNCEMENTS

   GOING-CONCERN
   In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

NEW ACCOUNTING PRONOUNCEMENTS CONT'D

   INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
   In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

   CAPITAL DISCLOSURES
   In December 2006, the CICA issued Section 1535 which specifies the disclosure of information that enables users of an entity's financial statements to evaluate its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences on non-compliance. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. This new requirement must be adopted by the Company effective January 1, 2008.

   FINANCIAL INSTRUMENTS DISCLOSURES AND FINANCIAL INSTRUMENTS PRESENTATION Sections 3862 and 3863 will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company's financial statements as they related primarily to disclosure.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

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

   The Company completed the transactions above effective June 30, 2006; and as at December 31, 2007 the Company owned 65.42% of the common shares of PFG.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

3. ACQUISITION OF OUTBACK CAPITAL INC. DBA PINEFALLS GOLD ("PFG") CONT'D

   The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

                                                                    - $ -
                                                                  ---------
       Current assets                                               126,108
       Mineral claims and equipment                                 320,885
       Current liabilities                                           (3,861)
       Due to related parties                                       (11,390)
       Non controlling interest                                     (81,742)
                                                                  ---------
                                                                    350,000
                                                                  =========
       CONSIDERATION PAID:
          1,000,000 common shares at $0.15 per share                150,000
          Cash                                                      200,000
                                                                  ---------
                                                                    350,000
                                                                  =========

   Mineral Claims and equipment includes the following:

                                                                    - $ -
                                                                  ---------
       Unproven Mining Claims - not subject to depletion            319,306
       Equipment                                                      1,579
                                                                  ---------
       Totals                                                       320,885
                                                                  =========

   Mineral claims since the acquisition consist of:

                                                                    - $ -
                                                                    Total
                                                                  ---------
       Balance as at June 30, 2006                                  319,306
            Geological consulting fees                               13,852
                                                                  ---------
       Balance as at December 31, 2006                              333,158
            Geological consulting fees                               10,773
            Filing fees                                                  24
                                                                  ---------
       Balance as at December 31, 2007                              343,955
                                                                  =========

4.    RELATED PARTY TRANSACTIONS

   During the year ended December 31, 2007, a company in which a director has an interest charged the Company $24,000 (2006: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $87,280 (2006: $72,350) is included in accounts payable and accrued liabilities at December 31, 2007.

   The Company charged $nil (2006: $9,000) for rent and management fees to PFG prior to the acquisition date.

   Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

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

   b) Common shares

                                                       2007                            2006
                                            --------------------------      --------------------------
                                              Shares            $             Shares            $
                                            ----------      ----------      ----------      ----------
       Balance, beginning of year           10,883,452      13,044,609       9,883,452      12,894,609
       Issued on acquisition of PFG
           (Note 3)                                 --              --       1,000,000         150,000
                                            ----------      ----------      ----------      ----------
       Balance, December 31                 10,883,452      13,044,609      10,883,452      13,044,609
                                            ==========      ==========      ==========      ==========

   c) Preferred shares

                                                       2007                            2006
                                            --------------------------      --------------------------
                                              Shares            $             Shares            $
                                            ----------      ----------      ----------      ----------
       Balance, beginning and end of year      604,724         604,724         604,724         604,724
                                            ==========      ==========      ==========      ==========

   d) Warrants

                                               2007            2006
                                            ----------      ----------

       Balance, beginning and end of year    1,560,333       1,560,333
                                            ==========      ==========

   Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 6, 2008.

   e) Stock Options

   As of December 31, 2007 and 2006, there were no stock options outstanding.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

6. INCOME TAXES

   A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                                     2007               2006
                                                   --------           --------
   Loss before income taxes                        $ 49,759           $ 37,147
                                                   ========           ========
   Income tax recovery at statutory rates
                                                   $ 16,978           $ 12,667
   Unrecognized benefit of
    non-capital losses                              (16,978)           (12,667)
                                                   --------           --------
   Future income tax provision                     $     --           $     --
                                                   ========           ========

   The significant components of the Company's future income tax assets are as follows:

                                                     2007               2006
                                                   --------           --------
   Future income tax assets:

   Non-capital loss carry forward benefit          $ 81,500           $ 74,481
   Capital losses carried forward                     1,250              1,506
   Valuation allowance                              (82,750)           (75,987)
                                                   --------           --------

   Net future income tax asset                     $     --           $     --
                                                   ========           ========

   The Company has approximately $261,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2007 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

                                                              December 31,        December 31,
                                                                  2007                2006
                                                               ---------           ---------
   Consolidated Balance Sheets

   Total assets under Canadian GAAP                            $ 418,294           $ 443,765

     (a) Mineral property exploration and acquisition
     costs expensed under US GAAP                               (343,955)           (333,158)
                                                               ---------           ---------

   Total assets under US GAAP                                  $  74,339           $ 110,607
                                                               =========           =========

   Total liabilities under Canadian and US GAAP                $ 110,395           $  77,426
                                                               =========           =========

   Non-controlling interest under Canadian and US
    GAAP                                                       $  68,586           $  77,267
                                                               =========           =========

   Total shareholders' equity under Canadian GAAP              $ 239,313           $ 289,072

     (a) Mineral property exploration and acquisition
     costs expensed under US GAAP                               (343,955)           (333,158)
                                                               ---------           ---------

   Total shareholders' equity (deficit) under US GAAP          $(104,642)          $ (44,086)
                                                               =========           =========

                                                              Year ended          Year ended        Year ended
                                                              December 31,        December 31,      December 31,
                                                                  2007                2006              2005
                                                               ---------           ---------         ---------
   Consolidated Statements of Operations and Deficit

   Net loss under Canadian GAAP                                $ (49,759)          $ (37,147)        $ (54,804)

    (a) Mineral property exploration and acquisition
    costs expensed under US GAAP                                 (10,797)           (333,158)               --
                                                               ---------           ---------         ---------

   Net loss under US GAAP                                      $ (60,556)          $(370,305)        $ (54,804)
                                                               =========           =========         =========

   Basic and diluted loss per share under US GAAP              $   (0.01)          $   (0.04)        $   (0.01)
                                                               =========           =========         =========

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

                                                               Year ended         Year ended           Year ended
                                                               December 31,       December 31,         December 31,
                                                                   2007               2006                 2005
                                                                ---------           ---------           ---------
   Consolidated Statements of Cash Flows

   Net cash used in operating activities under
    Canadian GAAP                                              $ (25,079)          $ (24,878)          $ (47,396)

      (b) Mineral property exploration costs incurred            (10,797)            (13,852)                 --
                                                               ---------           ---------           ---------

   Net cash used in operating activities under US GAAP         $ (35,876)          $ (38,730)          $ (47,396)
                                                               =========           =========           =========
   Net cash provided by (used in) investing activities
    under Canadian GAAP                                        $ (10,797)          $   2,256           $ (60,000)

      (b) Mineral property exploration costs incurred             10,797              13,852                  --
                                                               ---------           ---------           ---------

   Net cash provided by (used in) investing activities
    under US GAAP                                              $      --           $  16,108           $ (60,000)
                                                               =========           =========           =========

   Net cash provided by financing activities under
    Canadian and US GAAP                                       $      --           $      --           $ 234,050
                                                               =========           =========           =========

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

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

   (C) RECENT ACCOUNTING PRONOUNCEMENTS - US GAAP

   In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position or results of operations.

   On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, ("SAB 110"). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), "Share-Based Payment". The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, "Valuation of Share-Based Payment Arrangements for Public Companies", which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its consolidated financial statements.

   In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 5"1 ("SFAS No. 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. Management has not determined the effect that adopting this statement would have on the Company's financial position or results of operations.

   In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity's first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to January 1, 2009 will be recorded and disclosed following existing GAAP. Management has not determined the effect that adopting this statement would have on the Company's financial position or results of operations.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

   (C) RECENT ACCOUNTING PRONOUNCEMENTS - US GAAP CONT'D

   In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings cause by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of the Company's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. Management has not determined the effect that adopting this statement would have on the Company's financial position or results of operations.

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

   In June 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of Statement No. 158 during the year did not have any material impact on the Company's results of operations or financial position.

   In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement did not have an effect on the Company's financial position or results of operations.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
DECEMBER 31, 2007
--------------------------------------------------------------------------------

7. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT'D

   (D) RECENT ACCOUNTING PRONOUNCEMENTS - US GAAP CONT'D

   In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006, with earlier application allowed. The adoption of this statement did not have an effect on the Company's financial position or results of operations.