Form 20-F
period 2008-12-31
Widescope Resources Inc.
filed 2009-04-30
CIK 795800

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2008
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

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

A. SELECTED FINANCIAL DATA

The following selected financial data has been extracted from the consolidated financial statements for the last five years prepared pursuant to Canadian generally accepted accounting principles ("GAAP"). Where material differences exist between Canadian and US GAAP, corresponding comparison data has been provided in US GAAP for clarity.

WIDESCOPE RESOURCES INC.
Selected Financial Data in accordance with United States GAAP
(Expressed in Canadian Dollars)

                                                                    Years Ended December 31
                                            2008             2007             2006             2005            2004
                                         ----------       ----------       ----------       ----------      ----------
Net operating revenues             $              0                0            9,689                0          20,000

Loss from continued operations     $        (62,022)         (60,556)        (370,305)         (54,804)        (39,742)
Income from discontinued
 operations                        $            N/a              N/a              N/a              N/a             N/a
Net loss                           $       (200,977)         (60,556)        (370,350)         (54,804)        (39,742)

Loss per share from continued
 operations                        $          (0.01)           (0.01)           (0.03)           (0.01)          (0.00)
Income per share from
 discontinued operations           $            N/a              N/a              N/a              N/a             N/a
Income per share after
 discontinued operations           $            N/a              N/a              N/a              N/a             N/a

Share capital                      $     13,649,333       13,649,333       13,649,333       13,499,333      13,265,283
Common shares issued                     10,883,452       10,883,452       10,883,452        9,883,452       8,323,119
Weighted average shares
 outstanding                             10,883,452       10,883,452       10,383,452        9,084,049       8,323,119

Total assets                       $         46,312           74,339          110,607          218,438          53,870

Net assets (liabilities)           $       (166,664)        (104,642)         (44,086)         176,219          (3,027)

Convertible debentures (current
 and long term portions)           $            N/a              N/a              N/a              N/a             N/a

Cash dividends declared per
 common share                      $              0                0                0                0               0
Exchange rates (Cdn$ to U.S.$)
 period average                    $         0.9371           0.9304           0.8818           0.8253          0.7683

Exchange rates (CDN$ to U.S.$)
 for most recent six months
                                           Period High     Period Low
                                           -----------     ----------
October 2008                       $          0.9426         0.7726
November 2008                      $          0.8696         0.7779
December 2008                      $          0.8358         0.7711
January 2009                       $          0.8458         0.7849
February 2009                      $          0.8202         0.7870
March 2009                         $          0.8167         0.7692
Exchange rate (CDN$ to U.S.$)
  April 27, 2009                   $          0.8260

B. Not required

C. Not required

D. RISK FACTORS

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

In 2008, world economic conditions abruptly curtailed access to new capital. No significant work was undertaken in order to preserve the company's limited capital. As a further economy measure, the company elected to defer its annual meeting, and the related mailing expense, until further notice. Filings with the various regulatory bodies were not impacted, and were kept current.

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

As of April 30, 2009 the Company's owns 65.42% of the common shares of PFG.

PFG has been actively exploring for mineral resources on its mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. ("Arc"). Arc prepared the report to standards dictated by National Instrument 43-101.

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

With the dramatic and possibly unprecedented contraction of global financial markets experienced in 2008, a tidal wave of qualified people became available. Suddenly, capital became unavailable. Exploration companies everywhere reduced overhead. There is little evidence that this situation is improving.

C. ORGANIZATIONAL STRUCTURE

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001.

D. PROPERTY, PLANTS AND EQUIPMENT

The Company's head office and principal facility, which is leased, is located at 828 Harbourside Drive, North Vancouver. Its only other property is its interest in the mineral claims referenced above, held through its ownership in PFG. During February 2009 three of PFG's seventeen Bissett, Manitoba area mineral claims were allowed to lapse, and mineral rights to those properties reverted to the Province of Manitoba.

During April 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar Minerals Corp. ("Cougar"), whereby Cougar was granted an option to purchase the fourteen remaining Bissett area mineral claims for total consideration of $205,000. Cougar's payments to PFG will be made as follows:
$10,000 (paid) and the issuance of 500,000 common shares at an estimated fair value of $50,000 ($0.10 per share) immediately, in consideration of the grant of the option; and upon exercise of the option Cougar may elect to acquire a 100-per-cent interest by payments of further annual purchase payments of $25,000, $50,000 and $70,000 by April 30, 2010, 2011, and 2012, respectively with the subsequent purchase payments secured by a Promissory Note issued by Cougar to PFG.

As a result of the above, effective December 31, 2008, the Company recorded an impairment of its mineral properties of $145,445 thus reducing the mineral property carrying value to its estimated net recoverable amount of $205,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN (SEE ALSO "SELECTED FINANCIAL DATA"). THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. REFER TO NOTE 9 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF TRANSACTIONS THAT WERE SUBJECT TO MATERIAL MEASUREMENT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP UNDER ITEM 17.

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

From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company has generated some revenue by providing these services. As these sources of revenue are not core to the Company's focus, the services are not actively marketed. No consulting revenue was earned in 2005, 2006, 2007, or 2008; however $20,000 was earned in 2004.

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

As at April 30, 2009 the Company's owns 65.42% of the common shares of PFG.

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

On December 5, 2008 the share purchase warrants related to the last common share issue, expired. They entitled holders to purchase one common share per warrant at a price of $0.18 per share.

In early 2009 the Company conducted a review of geologists' reports on its 17 claims. On the basis of this review, it elected to relinquish the lease promising 3 of them as additional payment came due. Soon after this the company was approached to option its remaining 14 claims in the Rice Lake area of Manitoba. An option was concluded on April 6, 2009 with Cougar Minerals
Corporation, a corporation traded on the CNSX (Canadian National Stock Exchange). It gives Cougar the option to buy 100% of the Company's interest in the 14 claims.

The purchase price is $205,000.00, of which $60,000.00 is non refundable and was paid, $10,000.00 in cash and the remainder, $50,000.00 by way of 500,000 common shares of Cougar at a deemed value of $0.10 per share. The balance of $145,000 in cash will be paid in stages after April 6, 2010, upon exercise.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2008 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2008, the Company had accumulated losses totaling $13,664,341 and a working capital deficit of $107,458. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors' report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2008 the Company had cash of $40,661 and a working capital deficit of $107,458.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D. TREND INFORMATION

The major  trends  impacting  the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

IMPACT OF INFLATION

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2008.

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

A. DIRECTORS AND SENIOR MANAGEMENT

 Name, Municipality of                        Principal Occupation and
Residence and Position                          Position During the
 with the Corporation             Age              Past Five Years
 --------------------             ---              ---------------

Douglas E. Ford (1)               45    Director   since   September  10,  1992;
West Vancouver, B.C.                    General Manager of Dockside  Capital,  a
Director                                private  merchant  banking  and  venture
                                        capital firm, from 1986 to present.

Martin Schultz                    65    Director and  Secretary  since March 20,
Vancouver, B.C.                         1990;     Self    employed     corporate
Secretary and Director                  development advisor for over 10 years.

John Stanton                      63    Director since  November 15, 1990;  Self
Queensburg, New York                    employed pharmacist
Director

Edward Dolejsi                    64    Director    since   March   20,    1990;
Delta, B.C.                             Vice-President  and  General  Manager of
Director and President                  BRI from July,  1994 until April,  1999;
                                        self-employed  software consultant since
                                        May, 1999.

Edward D. Ford (1)                73    Director since March 20, 1990;  also has
Whistler, B.C.                          devoted  a   portion   of  his  time  to
Director                                investment  activities  and as President
                                        of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 20 years.

----------
(1) Edward Ford is the father of Douglas Ford.

B. COMPENSATION

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2008, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $24,000 in management fees and rent. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2008, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

C. BOARD PRACTICES

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

D. EMPLOYEES

Effective at December 31, 2008 the Company had no salaried employees.

E. SHARE OWNERSHIP

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's Incentive Stock Option Plan. None were allocated at December 31, 2008. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's shares at December 31, 2008 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31,

2008 there were 10,883,452 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices.

 Name and Address                  Amount and Nature of           Percent of
of Beneficial Owner                Beneficial Ownership              Class
-------------------                --------------------              -----

Principal Holders
Not applicable

Officers and Directors
Edward Ford                            4,493,000  (1)                41.28
John Stanton                              55,000   *                 0.005
Douglas Ford                             914,000  (2)                8.398
Martin Schultz                           483,167                     4.439
Edward Dolejsi                             6,200   *                 0.001

All Officers and Directors
 as a Group (5 persons)                5,951,367                     54.68

----------
*    Less than one percent.
(1) Includes 1,483,000 shares held directly; and 430,000 shares held through Singer Associates Holdings Ltd.; and 430,000 shares held through Arizona Outdoor Specialists Inc.; and 430,000 shares held through BWN Oil Technologies Inc.; and 430,000 shares held through Dockside Capital Group Inc.; and 430,000 shares held through Good Times Enterprises Inc.; and 430,000 shares held through Specialty Holdings Inc.; and 430,000 shares held through Wheels `n Gear Inc.
(2) Includes 484,000 shares held directly; and 430,000 shares held through Wink Holdings Ltd.

The Company knows of no arrangements which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2008, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2008, a company in which a director has an interest charged the Company $24,000 (2007: $24,000, 2006: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $118,657 (2007: $87,280, 2006:
$72,350) is included in accounts payable and accrued liabilities at December 31, 2008

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

Not required

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1

B. SIGNIFICANT CHANGES

The Company is not aware of any significant change since December 31, 2008 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol "WSCRF". The table below sets forth certain information regarding the price history of our common shares.

           Period                                High (USD)          Low (USD)
           ------                                ----------          ---------
Fiscal year ended December 31, 2006                $0.25              $0.10
Fiscal year ended December 31, 2007                $0.30              $0.05
Fiscal year ended December 31, 2008                $0.16              $0.06

Quarter ended December 31, 2007                    $0.17              $0.16
Quarter ended March 31, 2008                       $0.16              $0.10
Quarter ended June 30, 2008                        $0.11              $0.10
Quarter ended September 30, 2008                   $0.11              $0.06
Quarter ended December 31, 2008                    $0.06              $0.06
Quarter ended March 31, 2009                       $0.06              $0.02

Month ended October 31, 2008                       $0.06              $0.06
Month ended November 30, 2008                      $0.06              $0.06
Month ended December 31, 2008                      $0.06              $0.06
Month ended January 31, 2009                       $0.06              $0.01
Month ended February 28, 2009                      $0.02              $0.02
Month ended March 31, 2009 (1)                     $0.02              $0.02
Month ended April 30, 2009 (1) (2)                 $0.02              $0.02

----------
(1)  No recorded trades
(2)  Through April 27, 2009

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

On April 6, 2009 the company entered into an option agreement with respect to its 14 remaining claims in the Rice Lake area of Manitoba. The option provides Cougar Minerals Corporation, a corporation traded on the Canadian National Stock Exchange (CNSX) to acquire 100% of the company's interest in these claims, and is open for exercise until April 6, 2009. The purchase price is $205,000 with $60,000 paid as a non- refundable deposit. The deposit was paid as to $10,000 cash and 500,000 of Cougar's common shares at a deemed price of $0.10 per share.

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2008 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

C. PRINCIPAL ACCOUNTING FEES AND SERVICES

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $12,000 (estimated) for audit fees in the year ended December 31, 2008; $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004. The
former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(b) Audit Related Fees

DMCL billed the Company $nil for audit related services in the year ended December 31, 2008; $ $1,000 in 2007; 2007; $nil in 2006, $nil in 2005 and $nil
in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(c) Tax Fees

DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

     Auditors' Report.
     Consolidated balance sheets as at December 31, 2008 and 2007.
     Consolidated statements of operations and deficit for the years ended December 31, 2008, 2007 and 2006.

     Consolidated statements of cash flows for the years ended December 31, 2008, 2007 and 2006.
     Notes to the consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See "Item 17. Financial Statements" above.

ITEM 19. EXHIBITS

Attached hereto are the following exhibits:

12.1 Certification of President pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Director  pursuant to s.302 of the  Sarbanes-Oxley  Act of
     2002
13.1 Certification of President pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Director  pursuant to s.906 of the  Sarbanes-Oxley  Act of
     2002
99.1 Option and Agreement of Purchase and Sale dated April 6, 2009

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                             WIDESCOPE RESOURCES INC

Date: April 30, 2009

                                     By: /s/ Martin Schultz
                                        ----------------------------------------
                                     Name:  Martin Schultz
                                     Title: Secretary and Director,
                                            as duly authorized signatory

   [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED ACCOUNTANTS]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of Widescope Resources Inc.

We have audited the consolidated balance sheets of Widescope Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                                                        /s/ DMCL

                                           Dale Matheson Carr-Hilton LaBonte LLP
                                                           Chartered Accountants
Vancouver, Canada
April 17, 2009

                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                      -UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated April 17, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                                        /s/ DMCL

                                           Dale Matheson Carr-Hilton Labonte LLP
                                                           Chartered Accountants
Vancouver, Canada
April 17, 2009

WIDESCOPE RESOURCES INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                             December 31,           December 31,
                                                                 2008                   2007
                                                             ------------           ------------
ASSETS

Current assets
  Cash                                                       $     40,661           $     69,628
  Receivables                                                       4,877                  3,606
                                                             ------------           ------------

                                                                   45,538                 73,234

Mineral properties (Note 3)                                       205,000                343,955
Equipment, net of amortization (Note 3)                               774                  1,105
                                                             ------------           ------------

                                                             $    251,312           $    418,294
                                                             ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities (Note 4)          $    152,996           $    110,395
                                                             ------------           ------------

Non-controlling interest (Note 3)                                  59,980                 68,586
                                                             ------------           ------------

Shareholders' equity
  Share capital - preferred (Note 5)                              604,724                604,724
  Share capital - common (Note 5)                              13,044,609             13,044,609
  Contributed surplus                                              53,344                 53,344
  Deficit                                                     (13,664,341)           (13,463,364)
                                                             ------------           ------------

                                                                   38,336                239,313
                                                             ------------           ------------

                                                             $    251,312           $    418,294
                                                             ============           ============

Nature and Continuance of Operations (Note 1)

Approved by the Board:

"Martin Schultz"
--------------------------------------------
Martin Schultz

"Douglas E. Ford"
--------------------------------------------
Douglas E. Ford

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Operations, Comprehensive loss, and Deficit
--------------------------------------------------------------------------------

                                                                        Years Ended December 31
                                                               2008               2007               2006
                                                           ------------       ------------       ------------
Revenue
  Interest income                                          $         --       $         --       $        689
  Management fees (Note 4)                                           --                 --              9,000
                                                           ------------       ------------       ------------

                                                                     --                 --              9,689
                                                           ------------       ------------       ------------
Expenses
  General and administrative                                     64,138             58,440             51,311
  Mineral property impairment (Note 3)                          145,445                 --                 --
                                                           ------------       ------------       ------------

                                                                209,583             58,440             51,311
                                                           ------------       ------------       ------------

Loss from operations                                           (209,583)           (58,440)           (41,622)
Non-controlling interest (Note 3)                                 8,606              8,681              4,475
                                                           ------------       ------------       ------------

Net and comprehensive loss                                     (200,977)           (49,759)           (37,147)

Deficit, beginning of year                                  (13,463,364)       (13,413,605)       (13,376,458)
                                                           ------------       ------------       ------------

Deficit, end of year                                       $(13,664,341)      $(13,463,364)      $(13,413,605)
                                                           ============       ============       ============

Loss per share - basic and diluted                         $      (0.02)      $      (0.00)      $      (0.00)
                                                           ============       ============       ============

Weighted average number of common shares outstanding -
  basic and diluted                                          10,883,452         10,883,452         10,383,452
                                                           ============       ============       ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                      Years Ended December 31
                                                           2008                2007                2006
                                                         ---------           ---------           ---------
Operating Activities
  Net loss for the year                                  $(200,977)          $ (49,759)          $ (37,147)

Non cash Items:
  Non-controlling interest                                  (8,606)             (8,681)             (4,475)
  Mineral property impairment                              145,445                  --                  --
  Amortization                                                 331                 474                  --
  Net change in working capital items:
    Receivables                                             (1,271)                (82)             (3,920)
    Accounts payable and accrued liabilities                42,601              32,969              20,664
                                                         ---------           ---------           ---------

Cash used in operations                                    (22,477)            (25,079)            (24,878)
                                                         ---------           ---------           ---------
Investing Activities
  Cash acquired on acquisition of PFG, net of
   amounts invested                                             --                  --              16,108
  Mineral property development costs                        (6,490)            (10,797)            (13,852)
                                                         ---------           ---------           ---------

Cash (used in) provided by investing activities             (6,490)            (10,797)              2,256
                                                         ---------           ---------           ---------

Net decrease in cash                                       (28,967)            (35,876)            (22,622)

Cash, beginning of year                                     69,628             105,504             128,126
                                                         ---------           ---------           ---------

Cash, end of year                                        $  40,661           $  69,628             105,504
                                                         =========           =========           =========

Supplemental Cash Flow Information:

  Cash paid for interest                                 $      --           $      --           $      --
                                                         =========           =========           =========
  Cash paid for income taxes                             $      --           $      --           $      --
                                                         =========           =========           =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

1. Nature and Continuance of Operations

   The Company's principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The Company has a working capital deficit of $107,458 at December 31, 2008 (2007 - $37,161) and has incurred a deficit of $13,664,341 (2007 - $13,463,364). The Company will require additional funding to meet its obligations and the costs of its operations. Subsequent to December 31, 2008, the Company entered into an agreement to sell certain of its mineral claims and allowed certain other mineral claims to lapse (refer to Note 3). Since the sale of its mineral property interest, the Company is currently looking to acquire other mineral properties or enter into additional mineral property option agreements.

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

   The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, additional losses are anticipated prior to obtaining a level of profitable operations.

2. Significant Accounting Policies

   Basis of presentation
   These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as indicated in note 9, they also comply, in all material respects, with United States generally accepted accounting principles ("US GAAP").

   Basis of consolidation
   These financial statements have been prepared on a consolidated basis and include the accounts of the Company and, effective June 30, 2006 (date of acquisition), those of its 65.42% owned subsidiary, Outback Capital Inc. All intercompany balances and transactions have been eliminated on consolidation.

   Mineral properties
   The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or until management has determined there to be an impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production, or written off if the properties are sold abandoned, allowed to lapse, or if management has otherwise determined that the carrying value of a property is not recoverable and should be impaired. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

   Mineral properties cont'd
   economically recoverable reserves may not be discovered, and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

   Asset retirement obligations
   The Corporation is subject to the provisions of CICA Handbook Section 3110, Asset Retirement Obligations, which requires the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental disturbance occurs and the present value of the associated future costs can be reasonably estimated. As of December 31, 2008 and 2007 the Corporation has not incurred and is not committed to any asset retirement obligations in respect of its mineral exploration properties.

   Estimates, assumptions and measurement uncertainty
   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties, and tax rates to calculate future income taxes.

   Financial instruments
   Effective  January 1, 2007,  the Company  adopted the  Canadian  Institute of
   Chartered Accountants (CICA) Handbook Sections 3855, and 3861 financial instruments. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

   This standard was applied prospectively and the adoption of this standard did not result in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

   The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Cash is measured at face value, representing fair value and classified as held for trading. Receivables are measured at amortized cost and classified as loans and receivables. Accounts payable and accrued liabilities are measured at amortized cost and classified as other financial liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term natures, unless otherwise noted.

   The Company has determined that it does not have derivatives or embedded derivatives.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

   Comprehensive income (loss)
   Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, "Comprehensive Income". Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources.

   Comprehensive income (loss) cont'd
   Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income (loss).
   For all periods presented, the Company has no items required to be reported in comprehensive loss. Accordingly, no statement of comprehensive loss or accumulated other comprehensive loss has been presented.

   Equipment
   Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

        Computer hardware                   30% declining balance

   Loss per share
   The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of loss per share figures using the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For all years presented, diluted loss per share is equal to basic loss per share as the potential effects of options, warrants and conversions are anti-dilutive.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

   Stock-based compensation
   The Company applies the fair value method of valuing all grants of stock options. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. Any consideration paid on the exercise of stock options is credited to share capital.

   Newly adopted accounting pronouncements

   General Standards of Financial Statement Presentation
   In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of Company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section was adopted by the Company effective January 1, 2008 and the Company has included disclosures recommended by the new section in Note 1.

   Capital Disclosures
   In December 2006, the CICA issued Section 1535 "Capital Disclosures" which specifies the disclosure of information that enables users of an entity's financial statements to evaluate its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences on non-compliance. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. This new requirement was adopted by the Company effective January 1, 2008 and the related disclosures have been included in
   Note 7.

   Financial Instruments Disclosures and Financial Instruments Presentation Sections 3862 and 3863 have replaced Section 3861, "Financial Instruments Disclosure and Presentation", revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008 and the adoption of these new accounting standards have been disclosed in Note 8.

   Accounting Changes
   Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. This Section had no impact on the financial position or results of operations for the year ended December 31, 2008.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

   Future accounting pronouncements

   International Financial Reporting Standards ("IFRS")
   In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

   Goodwill and intangible assets
   In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets" and
   Section 3450 "Research and Development Costs". This new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standard for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosures of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.

   Business Combinations
   In January 2009, the CICA issued Section 1582, "Business Combinations", replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company's consolidated financial statements prior to such acquisitions.

   Consolidated Financial Statements and Non-controlling Interests
   In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Noncontrolling Interests", which together replace the existing Section 1600, "Consolidated Financial Statements", and provide the Canadian equivalent to International Accounting Standard 27, "Consolidated and Separate Financial Statements (January 2008)". The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

   Future accounting pronouncements cont'd

   Credit Risk and the Fair Value of Financial Assets and Financial Liabilities In January 2009, the Emerging Issues Committee ("EIC") concluded that an entity's own credit risk and the credit risk of the counterparty should be taken into accounting in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for period ending on or after the date of the issue of the Abstract (January 20, 2009). Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption with any resulting difference recorded in retained earnings except when derivatives in a fair value hedging relationship accounted for by the short cut method (difference is adjusted to the hedged item) and for derivatives in cash flow hedging relationship (differences are recorded in accumulated other comprehensive income). The Company does not expect that this will have any material impact on its financial statements.

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

   The Company completed the transactions above effective June 30, 2006; and as at December 31, 2008 the Company owned 65.42% of the common shares of PFG.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

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
                                                             ========

   During February 2009 three of PFG's seventeen Bissett, Manitoba area mineral claims were allowed to lapse, and mineral rights to those properties reverted to the Province of Manitoba.

   During April 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar Minerals Corp. ("Cougar"), whereby Cougar was granted an option to purchase the fourteen remaining Bissett area mineral claims for total consideration of $205,000. Cougar's payments to PFG will be made as follows:
   $10,000 (paid) and the issuance of 500,000 common shares at an estimated fair value of $50,000 ($0.10 per share) immediately, in consideration of the grant of the option; and upon exercise of the option Cougar may elect to acquire a 100-per-cent interest by payments of further annual purchase payments of $25,000, $50,000 and $70,000 by April 30, 2010, 2011, and 2012, respectively with the subsequent purchase payments secured by a Promissory Note issued by Cougar to PFG.

   As a result of the above, effective December 31, 2008, the Company recorded an impairment of its mineral properties of $145,445 thus reducing the mineral property carrying value to its estimated net recoverable amount of $205,000.

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold ("PFG") cont'd

   Mineral property costs since the acquisition consist of:

                                                               - $ -
                                                               Total
                                                             --------
   Balance as at June 30, 2006                                319,306
     Geological consulting fees                                13,852
                                                             --------

   Balance as at December 31, 2006                            333,158
     Geological consulting fees                                10,773
     Filing fees                                                   24
                                                             --------

   Balance as at December 31, 2007                            343,955
     Geological consulting fees                                 6,490
                                                             --------

                                                              350,445
     Impairment provision                                    (145,445)
                                                             --------

   Balance as at December 31, 2008                            205,000
                                                             ========

4. Related Party Transactions

   During the year ended December 31, 2008, a company in which a director has an interest charged the Company $24,000 (2007: $24,000, 2006: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $118,657 (2007:
   $87,280, 2006: $72,350) is included in accounts payable and accrued liabilities at December 31, 2008.

   The Company charged $nil (2007: $nil, 2006: $9,000) for rent and management fees to PFG prior to the acquisition date.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

5. Share Capital Cont'd

   b) Common shares issued and outstanding

                                                       2008                              2007
                                            --------------------------        --------------------------
                                              Shares            $               Shares            $
                                            ----------      ----------        ----------      ----------
   Balance, beginning and end of year       10,883,452      13,044,609        10,883,452      13,044,609
                                            ==========      ==========        ==========      ==========

   c) Preferred shares issued and outstanding

                                                       2008                              2007
                                            --------------------------        --------------------------
                                              Shares            $               Shares            $
                                            ----------      ----------        ----------      ----------
   Balance, beginning and end of year          604,724         604,724           604,724         604,724
                                            ==========      ==========        ==========      ==========

   d) Warrants

                                               2008            2007
                                            ----------      ----------
   Balance, beginning of year                1,560,333       1,560,333
   Expired during the year                  (1,560,333)             --
                                            ----------      ----------

   Balance, end of year                             --       1,560,333
                                            ==========      ==========

   Each warrant gave the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on December 5, 2008.

   e) Stock Options

   As of December 31, 2008 and 2007, there were no stock options outstanding.

6. Income Taxes

   A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                         2008            2007           2006
                                       ---------       ---------      ---------
   Loss before income taxes:           $ 200,977       $  49,759      $  37,147
                                       ---------       ---------      ---------
   Statutory rates                         31.00%          34.12%         34.12%

   Expected income tax recovery           62,303          16,978         12,667
   Non-controlling interest                2,668           2,962          1,527
   Effect of reduction in tax rates      (25,427)             --             --

   Permanent differences and other        14,307          (2,962)        (1,527)

   Expiring losses                        (7,194)             --             --
   Increase in valuation allowance       (46,657)        (16,978)       (12,667)
                                       ---------       ---------      ---------

   Net future income tax recovery      $      --       $      --      $      --
                                       =========       =========      =========

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

6. Income Taxes Cont'd

   The significant components of the Company's future income tax assets are as follows:

                                                 2008                2007
                                               ---------           ---------
   Future income tax assets:

   Non-capital loss carry forward benefit      $  89,500           $  81,500
   Capital losses carried forward                  2,100               1,250
   Mining properties                              37,800                  --
   Valuation allowance                          (129,400)            (82,750)
                                               ---------           ---------

   Net future income tax asset                 $      --           $      --
                                               =========           =========

   The Company has approximately $344,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2009, and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

   The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.

7. Capital Management

   The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

   The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

   Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

8. Risk Factors

   Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

   The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

8. Risk Factors cont'd

   Credit risk

   The Company's credit risk is primarily attributable to receivables. The Company has no significant concentration of credit risk arising from operations. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to its receivables is remote.

   Liquidity risk

   The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a working capital deficit of $107,458 (2007: $37,161). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on its ability to raise additional funds so that it can discharge its financial obligations.

   Market risk

   (a) Interest rate risk

   The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

   (b) Foreign currency risk

   The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

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

   Consolidated Balance Sheets

                                                               December 31,        December 31,
                                                                  2008                2007
                                                                ---------           ---------
   Total assets under Canadian GAAP                             $ 251,312           $ 418,294

     (a) Mineral property exploration and acquisition
         costs expensed under US GAAP                            (205,000)           (343,955)
                                                                ---------           ---------

   Total assets under US GAAP                                   $  46,312           $  74,339
                                                                =========           =========

   Total liabilities under Canadian and US GAAP                 $ 152,996           $ 110,395
                                                                =========           =========

   Non-controlling interest under Canadian and US GAAP          $  59,980           $  68,586
                                                                =========           =========

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

9. Reconciliation   between  Canadian  and  United  States  Generally  Accepted
   Accounting Principles cont'd

   Total shareholders' equity under Canadian GAAP               $  38,336           $ 239,313

     (a) Mineral property exploration and acquisition
         costs expensed under US GAAP                            (205,000)           (343,955)
                                                                ---------           ---------

   Total shareholders' equity (deficit)
        under US GAAP                                           $(166,664)          $(104,642)
                                                                =========           =========

   Consolidated Statements of Operations and Deficit

                                                               Year ended          Year ended          Year ended
                                                               December 31,        December 31,        December 31,
                                                                  2008                2007                2006
                                                                ---------           ---------           ---------

   Net loss under Canadian GAAP                                 $(200,977)          $ (49,759)          $ (37,147)

     (a) Mineral property exploration and acquisition
         costs expensed under US GAAP                             138,955             (10,797)           (333,158)
                                                                ---------           ---------           ---------

   Net loss under US GAAP                                       $ (62,022)          $ (60,556)          $(370,305)
                                                                =========           =========           =========

   Basic and diluted loss per share under US GAAP               $   (0.01)          $   (0.01)          $   (0.04)
                                                                =========           =========           =========

   Consolidated Statements of Cash Flows


                                                               Year ended          Year ended          Year ended
                                                               December 31,        December 31,        December 31,
                                                                  2008                2007                2006
                                                                ---------           ---------           ---------
   Net cash used in operating activities under
    Canadian GAAP                                               $ (22,477)          $ (25,079)          $ (24,878)

     (b) Mineral property exploration costs incurred               (6,490)            (10,797)            (13,852)
                                                                ---------           ---------           ---------

   Net cash used in operating activities under US GAAP          $ (28,967)          $ (35,876)          $ (38,730)
                                                                =========           =========           =========

   Net cash provided by (used in) investing activities
    under Canadian GAAP                                         $  (6,490)          $ (10,797)          $   2,256

     (b) Mineral property exploration costs incurred                6,490              10,797              13,852
                                                                ---------           ---------           ---------

   Net cash provided by (used in) investing activities
    under US GAAP                                               $      --           $      --           $  16,108
                                                                =========           =========           =========

   Net cash provided by financing activities under
    Canadian and US GAAP                                        $      --           $      --           $      --
                                                                =========           =========           =========

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

9. Reconciliation   between  Canadian  and  United  States  Generally  Accepted
   Accounting Principles cont'd

   (a) Interest in unproven mineral properties

   In accordance with Canadian GAAP, the cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment.

   In accordance with US GAAP, mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, "Whether Mineral Rights Are Tangible or Intangible Assets" and in accordance with Financial Accounting Standards Board ("FASB") SFAS No. 144, "Accounting for the
   Impairment or Disposal of Long-Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Mineral property exploration costs are expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

   Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP purposes and impaired the property acquisition costs incurred during the period (see Note 3).

   Subsequent to December 31, 2008, the Company has optioned its mineral property interest. In future fiscal periods, under Canadian GAAP, the Company will record the option proceeds against the carrying value of the mineral property while for US GAAP, the Company will record the option proceeds as a recovery of mineral property costs on the statement of operations.

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

   (c) Recent Accounting Pronouncements - US GAAP

   In October 2008, the Financial Accounting Standards Board ("FASB") issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("SFAS 157-3"). The FSP provides guidance clarifying how SFAS No. 157 should be applied when valuing securities in markets that are not active. The guidance states that significant judgment is required in valuing financial assets and clarifies how management's internal assumptions should be considered when relevant observable data does not exist, how observable market information in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The FSP is effective upon issuance and includes financial statements for the period ending and as of September 30, 2008. The Company does not expect there to be any significant impact of adopting FSP FAS 157-3 on its financial position or results of operations.

   In May 2008, the FASB issued FSP Accounting Principles Board Opinion No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP 14-1"). FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

9. Reconciliation   between  Canadian  and  United  States  Generally  Accepted
   Accounting Principles cont'd

   (c) Recent Accounting Pronouncements - US GAAP cont'd

   component by determining the fair value of the liability component using the Company's non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company is in the process of evaluating the impact FSP 14-1 will have on the Company's financial position and results of operations upon adoption.

   In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts ("SFAS 163"). SFAS 163 clarifies how SFAS 60, Accounting and Reporting by Insurance Enterprises applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for the Company's annual and interim period commencing after December 12, 2008, except for disclosures about an insurance enterprise's risk-management activities, which are effective for the Company's first interim period commencing after May 2008. The Company does not expect there to be any significant impact of adopting SFAS 163 on its financial position or results of operations.

   In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). The statement identifies the sources of accounting principles and establishes a hierarchy for selecting those principles to prepare financial statements in accordance with U.S. GAAP. The statement is effective 60 days following the SEC's approval of the Public Fund Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is in the process of evaluating the impact SFAS 162 will have on the Company's financial position and results of operations upon adoption.

   In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact FSP FAS 142-3 will have on the Company's financial position and results of operations upon adoption.

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

WIDESCOPE RESOURCES INC.
Notes to the Consolidated Financial Statements
December 31, 2008
--------------------------------------------------------------------------------

9. Reconciliation   between  Canadian  and  United  States  Generally  Accepted
   Accounting Principles cont'd

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

   In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 5"1 ("SFAS No. 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has not determined the effect that adopting this statement would have on the Company's financial position or results of operations.

   In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity's first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to January 1, 2009 will be recorded and disclosed following existing GAAP. The Company has not determined the effect that adopting this statement would have on the Company's financial position or results of operations.