Form 20-F
period 2009-12-31
North American Nickel Inc.
filed 2010-04-27
CIK 795800

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2009
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                       Commission file number: 000-14740

         North American Nickel Inc. (formerly Widescope Resources Inc.)
             (Exact name of Registrant as specified in its charter)

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

     6,113,642 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

North American Nickel Inc. (formerly Widescope Resources Inc.) (the "Company") was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010. The Company's principal business activity is the exploration of natural resource properties.

Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this Form 20-F reflect the share consolidation unless otherwise noted. The net effect of the above was to reduce the existing outstanding common shares from 10,883,452 to 5,441,726.

The Company has arranged two non-brokered private placements. The first will consist of 10,000,000 post-consolidation shares at $0.05. The second will consist of 10,000,000 post-consolidation units at $0.06. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrants may be subject to earlier expiry. Both private placements are expected to close prior to May 15, 2010.

North American Nickel Inc. (formerly Widescope Resources Inc.)
Selected Financial Data in accordance with United States GAAP
(Expressed in Canadian Dollars)

                                                                    Years Ended December 31,
                                               2009            2008            2007             2006             2005
                                            ----------      ----------      ----------       ----------       ----------
Net operating revenues                 $             0               0               0            9,689                0

Loss from continued operations         $       (35,773)        (59,776)        (56,820)        (370,305)         (54,804)
Income from discontinued operations    $           N/a             N/a             N/a              N/a              N/a
Net loss                               $       (35,773)        (59,776)        (56,820)        (370,350)         (54,804)
Comprehensive loss                     $       (11,248)        (59,776)        (56,820)        (370,350)         (54,804)

Loss per share from continued
 operations                            $         (0.02)          (0.02)          (0.01)           (0.03)           (0.01)
Income per share from
 discontinued operations               $           N/a             N/a             N/a              N/a              N/a
Income per share after
 discontinued operations               $           N/a             N/a             N/a              N/a              N/a

Share capital                          $    13,649,333      13,649,333      13,649,333       13,649,333       13,499,333

Common shares issued                         5,441,726       5,441,726       5,441,726        5,441,726        4,941,726
Weighted average shares outstanding          5,441,726       5,441,726       5,441,726        5,191,726        4,542,045
                                       $
Total assets                                    83,212          46,312          74,339          110,607          218,438
                                       $
Net assets (liabilities)                      (102,535)       (106,684)       (104,642)         (44,086)         176,219

Convertible debentures(current         $
 and long term portions)                           N/a             N/a             N/a              N/a              N/a

Cash dividends declared per            $
 common share                                        0               0               0                0                0
Exchange rates (Cdn$ to U.S.$)         $
 period average                                 0.8757          0.9371          0.9304           0.8818           0.8253

Exchange rates (CDN$ to U.S.$)
 for most recent six months
                                             Period High     Period Low
                                             -----------     ----------
October 2009                           $        0.9716          0.9221
November 2009                          $        0.9560          0.9282
December 2009                          $        0.9611          0.9334
January 2010                           $        0.9755          0.9384
February 2010                          $        0.9597          0.9316
March 2010                             $        0.9888          0.9596
Exchange rate (CDN$ to U.S.$)
 April 23, 2010                        $        1.0009

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

     THE COMPANY HAS NO VIABLE COMMERCIAL BUSINESS.
     Having no viable business it is difficult to determine a price for the common shares. That price must therefore be dependent on the value that each individual buyer and seller place on the future prospects of the company, rather than any objective measurement. This is a very risk position for shareholders, as the majority perception may turn negative and price decline severely.

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

     THERE IS NO ASSURANCE THAT THE TRANSACTIONS DISCLOSED HEREIN WILL BE SUCCESSFUL IN ITS QUEST TO FIND A COMMERCIALLY VIABLE QUANTITY OF MINERAL RESOURCES.
     Unless the company is able to secure other more viable projects, providing better future prospects, buyer interest for common shares will decline severely, resulting in lower prices and significant shareholder losses.

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

     MANAGEMENT HAS LITTLE EXPERTISE IN MINING, WHICH MAY ULTIMATELY CAUSE SHAREHOLDERS TO LOSE MONEY.
     Management may waste the company's limited capital on worthless properties, or it may do the wrong things with properties that could have value. Either way, the outcome will be the same. Money will have been wasted without any corresponding creation of value. This will cause shareholders to lose patience and lose interest. This could lead to significantly increased selling of shares, driving down the price, and leading to losses for investors.

     THE COMPANY'S COMMON STOCK IS THINLY TRADED SO IT IS MORE SUSCEPTIBLE TO EXTREME RISES OR DECLINES IN PRICE, AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PRICE PAID.
     You may have difficulty reselling shares of our common stock, either at or above the price paid, or even at fair market value. The stock market often experiences significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common shares to decline, regardless of how well the company performs. This may be exaggerated by the fact that the shares trade on the over-the-counter bulletin board ("OTCBB"), which is owned and operated by the Financial Industry Regulatory Authority ("FINRA"). Trading on the OTCBB is often extremely sporadic, and subject to manipulation by market-makers, and short sellers. This may cause you to lose money as you may have difficulty selling the shares that you own.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company's name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company's name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company's name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in accompanying financial statements reflect the share consolidation unless otherwise noted. The Company is currently in good standing under the laws of British Columbia. The registered and records office of the Company are located at #1750 - 1185 West Georgia Street, Vancouver, B.C. Canada V6E 4E6 and the Company's principal executive offices are located at #208 - 828 Harbourside Drive North Vancouver, B. C. V7P 3R9, telephone 604-904-8481.

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

A proposal was made on a precious metals mining prospect in 2005. The precious metals prospect wass comprised of some 2800 hectares in the Rice Lake Mining area of the Province of Manitoba, Canada. The property is just over 3 miles from a mine that had produced over 1.3 million ounces of gold before being closed because it became uneconomic at $35 per ounce gold. (This mine has now been reopened.) The company carried out early stage geological and related work during 2005, through an investment in the company owning the mining claims.

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

In 2008, world economic conditions abruptly curtailed access to new capital. No significant work was undertaken in order to preserve the company's limited capital. In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson Manitoba. These actions were reported in a news release dated April 6, 2010.

B. BUSINESS OVERVIEW

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company.

As of April 23, 2010 the Company's owns 65.42% of the common shares of PFG. The Company has entered into an agreement with an independent third party that will result in it divesting its interest in Outback Capital Inc., and its remaining interest in the Rice Lake properties.

Between 2005 and 2008 PFG actively explored for mineral resources on its mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. ("Arc"). Arc prepared the report to standards dictated by National Instrument 43-101.

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

Although the Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba in 2009 it decided to option-out its rights to Cougar Further groundwork will be required to elevate the status of the claims to drill-ready. Cautious optimism was gained from the reported success of the local San Gold Corp., in extending existing gold bearing veins and discovering new ones, by deeper drilling below their existing San Antonio mine site.

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

Access to capital eased marginally toward the latter part of 2009 and beyond. More capital became available, and enthusiasm for mining projects increased at much the same time. The latter because of expectations of increased inflation, bringing increased demand for precious metals. And because of the expectation of an increasing demand for base metals from Asia.

To focus on the expected increased demand for base metals, the Company has into agreements to acquire rights to four properties in the Sudbury Ontario nickel belt, and one agreement to acquire 100% ownership of another property in the area of the Thompson Manitoba nickel belt. As part of this change in focus, the Company has entered into an arms length agreement to divest of its interest in Outback Capital Inc., and through this, its interest in the Pine Falls Manitoba gold properties.

The Company has arranged two non-brokered private placements to finance working capital and the first exploration work at Post Creek and Bell Lake in the Sudbury nickel belt. It has also attracted four new directors, each with significant experience in mineral exploration, to replace three previous directors, and add one additional director.

C. ORGANIZATIONAL STRUCTURE.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001. The Company has entered into an agreement with an arms length entity that will result in it divesting of its interest in Outback Capital Inc.

D. PROPERTY, PLANTS AND EQUIPMENT.

The Company's head office and principal facility, which is leased, is located at 828 Harbourside Drive, North Vancouver.

The Company through its 65% ownership of PFG, has interests in the fourteen mineral claims referenced above. During April 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar Minerals Corp. ("Cougar"), whereby Cougar was granted an option to purchase the fourteen remaining Bissett area mineral claims for total consideration of $180,000. Cougar's payments to PFG will be made as follows: $10,000 (paid) and the issuance of 500,000 common shares at an estimated fair value of $25,000 ($0.05 per share) immediately, in consideration of the grant of the option; and upon exercise of the option Cougar may elect to acquire a 100-per-cent interest by payments of further annual purchase payments of $25,000, $50,000 and $70,000 by April 30, 2010, 2011, and
2012, respectively with the subsequent purchase payments secured by a Promissory
Note issued by Cougar to PFG.

The Company has entered into 4 agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and an agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

SUDBURY NICKEL PROPERTIES:

POST CREEK: The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 g/t total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 53 parts per billion (ppb) palladium, 34 ppb platinum and 20 ppb gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2241 ppb Pt and 1051 ppb Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report has been commissioned, with Dr. Walter Peredery, formerly of INCO, as the author.

BELL LAKE: The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or "MOD". The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine (1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 g/t total precious metals). It is also host to Vale Inco's Totten Mine development (10.1 million tons at 1.5% nickel, 2% copper and 4.8 g/t platinum group metals). Crowflight Minerals
AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

HALCYON: The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

WOODS CREEK: The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property. It contains 7,301,000 tons grading 0.37% Ni, 0.39% Cu, 0.024% Co, 0.37 g/t Pt, 0.40 g/t Pd and 0.20 g/t Au.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 354 ppb combined Pt and Pd and 136 ppb Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 301 ppb combined Pt and Pd and 1110 ppm Co (0.11%). The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 68 ppb Pt, 227 ppb Pd and 46 ppb Au.

MANITOBA NICKEL PROPERTIES:

SOUTH BAY: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element ("PGE") zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and
1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

THOMPSON NORTH: The property overlies the world class Thompson Nickel Belt ("TNB") where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

CEDAR LAKE: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

All technical information in this Form 20-F has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for Widescope under National Instrument 43-101.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN (SEE ALSO "SELECTED FINANCIAL DATA"). THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. REFER TO NOTE 11 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF TRANSACTIONS THAT WERE SUBJECT TO MATERIAL MEASUREMENT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP UNDER ITEM 17.

OVERVIEW

With the acquisition of PFG effective June 30, 2006, the Company's primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charged PFG a modest management fee to offset its reciprocal efforts to coordinate PFG's affairs until control of PFG was acquired. In 2006 PFG was charged $9,000 in management fees. This management function has been largely carried out by the directors and large shareholders, at their own expense. The Company's management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise.

From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company has generated some revenue by providing these services. As these sources of revenue are not core to the Company's focus, the services are not actively marketed. No consulting revenue was earned in 2006, 2007, 2008, or 2009; although $20,000 was earned in 2004.

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

With the June 30, 2006 completion of the PFG acquisition the Company's expenses became more heavily weighted in favor of the exploration work and analysis being carried out on those properties. The Company will continue in the exploration business via the April 2010 agreements to acquire rights to the Post Creek, Bell

Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and the agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the Thompson Nickel Belt.

As a result of initiatives that were announced on April 6, 2010, activities will shift from the Bissett area and precious metals, to base metals in and around Sudbury Ontario, and Thompson Manitoba.

BUSINESS OVERVIEW

With the April 2010 entry into base metal exploration North American Nickel is effectively a new company with its first focus on its two key Sudbury properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has rights to explore the Woods Creek and Halcyon properties in the Sudbury area; and has an agreement to acquire 100% ownership to the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

The Company has entered into an agreement with an independent entity to sell Outback Capital Inc., and its remaining interest in this property. This was done in order to prepare for the shift in focus from precious metals to base metals.

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

With the April 2010 entry into the arena of base metal exploration the Company expects to report significant additional expenses in the future related to the exploration activities undertaken in the Sudbury area of Ontario and the Thompson Nickel Belt in Manitoba. Following the expected sale of Outback Capital Inc., the Company will have no further expenses related to exploration in the Bissett area.

B. LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2009 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2009, the Company had accumulated losses totaling $13,781,986 and a working capital deficit of $102,535. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors' report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2009 the Company had cash of $16,515 and a working capital deficit of $102,535.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D. TREND INFORMATION

The major  trends  impacting  the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

IMPACT OF INFLATION

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2009.

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

A. DIRECTORS AND SENIOR MANAGEMENT.

 Name, Municipality of                        Principal Occupation and
Residence and Position                          Position During the
 with the Corporation             Age              Past Five Years
 --------------------             ---              ---------------

Douglas E. Ford (1)               46    Director   since   September  10,  1992;
West Vancouver, B.C.                    General Manager of Dockside  Capital,  a
Director                                private  merchant  banking  and  venture
                                        capital firm, from 1986 to present.

Richard J. Mark                  60     CEO & Chairman of VMS Ventures Inc. from
North Vancouver, BC                     2002  -  present,   CEO  &  Chairman  of
Chairman & Chief Executive              Harvest  Gold  Corporation  from  2005 -
Officer                                 present     President     &    CEO    of
                                        Pancontinental   Uranium  Corp.(formerly
                                        Centram Exploration Ltd.) from 2007 - present.

John Roozendaal                  42     President of VMS Ventures Inc. from 1996
Brandon, MB                             -  present  President  of  Harvest  Gold
Director                                Corporation from 2005 - present

Mark Fedikow                     57     President of Mount Morgan Resources Inc.
Winnipeg,  MB                           year  -  present   Director  and  VP  of
President & Director                    Exploration  and Technical  Services for
                                        VMS Ventures Inc. 2008 - present



                                 65     President of Search  Minerals  Inc. from
James Clucas                            June  2009  -   present;   Chairman   of
North Vancouver, BC                     International Nickel Ventures Corp. from
Director                                August 2009 until March 2009;  President
                                        & CEO of  International  Nickel Ventures
                                        Corp.  from  February  2007  until  July
                                        2007;  President of International Nickel
                                        Ventures  Corp.   from  September  2003,
                                        until November 2005.

Edward D. Ford (1)               74     Director since March 20, 1990;  also has
Whistler,  B.C.                         devoted  a   portion   of  his  time  to
Chief Financial  Officer                investment  activities  and as President
& Director                              of Dockside Capital,  a private merchant
                                        banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

----------
(1) Edward Ford is the father of Douglas Ford.

B. COMPENSATION.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2009, directors and officers, including private companies controlled by directors and officers, as a group, were paid a total of $24,000 in management fees and rent. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2009, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has one committee, the Audit Committee, made-up of Messrs. Edward Ford, James Clucas and Douglas Ford. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year. On May 2, 2006, the Company's board of directors adopted a new charter for the Audit Committee.

D. EMPLOYEES.

Effective at December 31, 2009 the Company had no salaried employees.

E. SHARE OWNERSHIP.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's Incentive Stock Option Plan. None were allocated at December 31, 2009. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table sets forth certain information regarding beneficial ownership of the Company's shares at December 31, 2009 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2009 there were 5,441,726 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices.

 Name and Address                  Amount and Nature of           Percent of
of Beneficial Owner                Beneficial Ownership              Class
-------------------                --------------------              -----

Principal Holders
Not applicable

Officers and Directors
Edward Ford                             2,246,500  (1)               41.3%
Douglas Ford                              457,000  (2)                8.4%
Richard J. Mark                                 0
John Roozendaal                                 0
Mark Fedikow                                    0
James Clucas                                    0

All Officers and Directors
 as a Group (6 persons)                 2,703,500                    49.7%

----------
(1) Includes 741,500 shares held directly; and 215,000 shares held through Singer Associates Holdings Ltd.; and 215,000 shares held through Arizona Outdoor Specialists Inc.; and 215,000 shares held through BWN Oil Technologies Inc.; and 215,000 shares held through Dockside Capital Group Inc.; and 215,000 shares held through Good Times Enterprises Inc.; and 215,000 shares held through Specialty Holdings Inc.; and 215,000 shares held through Wheels `n Gear Inc.
(2) Includes 242,000 shares held directly; and 215,000 shares held through Wink Holdings Ltd.

The Company has arranged two non-brokered private placements of common shares. The first will consist of 10,000,000 post-consolidation shares at $0.05. The second will consist of 10,000,000 post-consolidation units at $0.06. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrants may be subject to earlier expiry. Both private placements are expected to close prior to May 15, 2010. The closings of the private placements when combined with the share issuances required to complete the acquisition of the Ontario and Manitoba nickel properties will result in new share positions being created that could have an influence on the direction of the Company. The Company knows of no other arrangements which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS.

During the fiscal year ended December 31, 2009, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2009, a company in which a director has an interest charged the Company $24,000 (2008: $24,000, 2007: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating (2009: $143,723, 2008: $118,657) is included in accounts payable and accrued liabilities at December 31, 2009.

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

Not required

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1

B. SIGNIFICANT CHANGES

The Company is not aware of any significant change since December 31, 2009 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol "WSCRF". The table below sets forth certain information regarding the price history of our common shares. Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

            Period                              High (USD)            Low (USD)
            ------                              ----------            ---------

Fiscal year ended December 31, 2007               $0.30                 $0.05
Fiscal year ended December 31, 2008               $0.16                 $0.06
Fiscal year ended December 31, 2009               $0.25                 $0.02

Quarter ended December 31, 2008                   $0.06                 $0.06
Quarter ended March 31, 2009                      $0.06                 $0.01
Quarter ended June 30, 2009                       $0.02                 $0.02
Quarter ended September 30, 2009                  $0.02                 $0.02
Quarter ended December 31, 2009                   $0.25                 $0.02
Quarter ended March 31, 2010                      $0.05                 $0.03

Month ended October 31, 2009                      $0.02                 $0.02
Month ended November 30, 2009 (1)                 $0.02                 $0.02
Month ended December 31, 2009                     $0.25                 $0.02
Month ended January 31, 2010                      $0.05                 $0.05
Month ended February 28, 2010 (1)                 $0.05                 $0.05
Month ended March 31, 2010                        $0.03                 $0.03
Month ended April 30, 2010 (2)                    $0.24                 $0.03

----------
(1) No recorded trades
(2) Through April 23, 2010

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not required

C. MEMORANDUM AND ARTICLES OF ASSOCIATION

     1. The Company was incorporated as Rainbow Resources Ltd. September 20 1983 under certificate of incorporation no. 268952 in the Province of British Columbia Canada. The name was changed to Widescope Resources Ltd. May 1 1984, to Gemini Technology Inc. September 13 1985, to
          International Gemini Technology Inc. September 23 1993, and to Widescope Recources Inc., effective July 12, 2006. The name was subsequemtly changed to North American Nickel Inc., effective April 19, 2010. No objects and purposes are described.
     2. If a director has a material interest in a matter subject to a vote, he must declare it and abstain from voting, or have his vote not counted, except for certain specific exclusions which include setting director compensation. There are no restrictions on directors issuing debt however shareholder approval may be required in connection with convertible debt or other debt driven requirements to issue shares. There is no retirement age or share ownership requirement for directors.
     3. Dividends are declared by directors and subject to any special rights, paid to all holders of shares in a class according to the number of shares held. Voting rights are one vote per share. Directors stand for election every year at the annual meeting. Shareholders have no rights to share directly in the company's profits. Subject to prior claims of creditors and preferred shareholders, common shareholders participate in any surplus in the event of liquidation according to the number of shares held. The company may redeem shares by directors' resolution in compliance with applicable law unless the company is insolvent or may become insolvent by doing so. It must make its offer pro rata to every member who holds a class, subject to applicable stock exchange rules or company act provisions. The directors have wide discretion. Shareholders have no liability for further capital calls. No discriminatory provisions, against an existing or prospective shareholder of a substantial number of shares, are imposed by the articles.
     4. Rights of holders of any class of shares can only be changed with their consent, and in accordance with the company act. Consent must be in writing by the holders or by a three fourths majority of a vote of the holders, and by the consent of the British Columbia Securities Commission.
     5. A notice convening an annual general or special meeting must specify the place, date, hour, and in the case of a special meeting, the general nature of the special business, and must be given in accordance with the company act. There are no special conditions outlining rights of admission.
     6.   There are no limitations on rights to own securities.
     7. There are no provisions to delay, defer, or prevent a change in control.
     8.   Nothing in the articles requires ownership disclosure.
     9.   Not applicable.
     10.  Not applicable.

D. MATERIAL CONTRACTS

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

On April 6, 2009 the company entered into an option agreement with respect to its 14 remaining claims in the Rice Lake area of Manitoba. The option provides Cougar Minerals Corporation, a corporation traded on the Canadian National Stock Exchange (CNSX) to acquire 100% of the company's interest in these claims, and is open for exercise until April 6, 2009. The purchase price is $180,000 with $35,000 paid as a non- refundable deposit. The deposit was paid as to $10,000 cash and 500,000 of Cougar's common shares at a deemed price of $0.05 per share.

The Company has entered into an agreement with an independent entity that will result in it divesting of Outback Capital Inc.

On April 6, 2010 the Company announced that it had entered into 4 agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and one agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

E. EXCHANGE CONTROLS

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

F. TAXATION

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

I. SUBSIDIARY INFORMATION

As of June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation become a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001. The Company has entered into an agreement with an independent third party whereby this party will acquire Outback Capital Inc.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2009 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

D. PRINCIPAL ACCOUNTING FEES AND SERVICES

(A) AUDIT FEES

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $17,000 - $19,000 (estimated) for audit fees in the year ended December 31, 2009; $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in
2005; and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(B) AUDIT RELATED FEES

DMCL billed the Company $nil for audit related services in the year ended December 31, 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and
$nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(C) TAX FEES

DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(D) ALL OTHER FEES

DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

     Auditors' Report.
     Consolidated balance sheets as at December 31, 2009 and 2008.
     Consolidated statements of operations and deficit for the years ended December 31, 2009, 2008 and 2007.
     Consolidated statements of cash flows for the years ended December 31, 2009, 2008 and 2007.
     Notes to the consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See "Item 17. Financial Statements" above.

ITEM 19. EXHIBITS

Attached hereto are the following exhibits:

10.1     Property Option Agreement - Post Creek
10.2     Property Option Agreement - Bell Lake
10.3     Property Option Agreement - Halcyon
10.4     Property Option Agreement - Woods Creek
10.5     Agreement of Purchase and Sale - Manitoba Properties
10.6     Stock Purchase Agreement - Sale of Outback
12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      NORTH AMERICAN  NICKEL INC
                                      (formerly Widescope Resources Inc.)
Date: April, 27 2010


                                      By: /s/ Douglas E. Ford
                                         ---------------------------------------
                                      Name:  Douglas E. Ford
                                      Title: Director
                                             as duly authorized signatory

   [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED ACCOUNTANTS]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of North American Nickel Inc.
(formerly  Widescope Resources Inc.)

We have audited the consolidated balance sheets of North American Nickel Inc. (formerly Widescope Resources Inc.) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, deficit and accumulated other comprehensive income and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

                                                                        /s/ DMCL

                                           DALE MATHESON CARR-HILTON LABONTE LLP
                                                           Chartered Accountants

Vancouver, Canada
April 23, 2010

                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                      -UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated April 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                                        /s/ DMCL

                                           DALE MATHESON CARR-HILTON LABONTE LLP
                                                           Chartered Accountants

Vancouver, Canada
April 23, 2010

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                December 31,
                                                                        2009                   2008
                                                                    ------------           ------------
ASSETS

Current assets
  Cash                                                              $     16,515           $     40,661
  Receivables                                                              4,197                  4,877
  Marketable securities  (Note 3)                                         62,500                     --
                                                                    ------------           ------------
                                                                          83,212                 45,538

Mineral properties and deferred exploration costs (Note 4)               101,000                205,000
Equipment, net of amortization (Note 5)                                       --                    774
                                                                    ------------           ------------

                                                                    $    184,212           $    251,312
                                                                    ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
  Accounts payable and accrued liabilities (Note 6)                 $    185,747           $    152,996
                                                                    ------------           ------------

Non-controlling interest (Note 4)                                         53,249                 59,980
                                                                    ------------           ------------

Shareholders' equity (deficit)
  Share capital - preferred (Note 7)                                     604,724                604,724
  Share capital - common (Note 7)                                     13,044,609             13,044,609
  Contributed surplus                                                     53,344                 53,344
  Accumulated other comprehensive income                                  24,525                     --
  Deficit                                                            (13,781,986)           (13,664,341)
                                                                    ------------           ------------
                                                                         (54,784)                38,336
                                                                    ------------           ------------

                                                                    $    184,212           $    251,312
                                                                    ============           ============

Nature and Continuance of Operations (Note 1)
Subsequent Events (Note 12)

Approved by the Board:


"Richard J. Mark"
----------------------------------
Richard J. Mark


"Edward D. Ford"
----------------------------------
Edward D. Ford

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Consolidated Statements of Operations and Comprehensive Loss
--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                          2009                  2008                  2007
                                                       -----------           -----------           -----------
Expenses
  General and administrative                           $    57,635           $    64,138           $    58,440
  Mineral property and deferred exploration costs
   - impairment (Note 4)                                    79,000               145,445                    --
                                                       -----------           -----------           -----------

Loss before other item                                     136.635               209,583                58,440
Other item:
  Write-off of equipment (Note 5)                              716                    --                    --
                                                       -----------           -----------           -----------

Loss from operations                                      (137,351)             (209,583)              (58,440)
Non-controlling interest (Note 4)                           19,706                 8,606                 8,681
                                                       -----------           -----------           -----------

Net loss                                               $  (117,645)          $  (200,977)          $   (49,759)
                                                       -----------           -----------           -----------

Basic and diluted loss per common share                $     (0.02)          $     (0.04)          $     (0.01)

Weighted average number of common shares
 outstanding - basic and diluted                         5,441,726             5,441,726             5,441,726
                                                       ===========           ===========           ===========
Comprehensive loss
  Net loss                                             $  (117,645)          $  (200,977)          $   (49,759)
  Unrealized gain on marketable securities                  24,525                    --                    --
                                                       -----------           -----------           -----------

Comprehensive loss                                     $   (93,120)          $  (200,977)          $   (49,759)
                                                       ===========           ===========           ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income
--------------------------------------------------------------------------------

                                                                    Years ended December 31,
                                                      2009                   2008                   2007
                                                  ------------           ------------           ------------
Deficit

Deficit, beginning of year                        $(13,664,341)          $(13,463,364)          $(13,413,605)
Net loss                                              (117,645)              (200,977)               (49,759)
                                                  ------------           ------------           ------------

Deficit, end of year                              $(13,781,986)          $(13,664,341)          $(13,463,364)
                                                  ============           ============           ============
Accumulated other comprehensive income

Balance, beginning of year                        $         --           $         --           $         --
Unrealized gain on marketable securities                24,525                     --                     --
                                                  ------------           ------------           ------------

Balance, end of year                              $     24,525           $         --           $         --
                                                  ============           ============           ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                             2009                2008                2007
                                                           ---------           ---------           ---------
Operating Activities
  Net loss for the year                                    $(117,645)          $(200,977)          $ (49,759)

Non cash Items:
  Non-controlling interest                                   (19,706)             (8,606)             (8,681)
  Mineral property and deferred exploration impairment        79,000             145,445                  --
  Amortization                                                    58                 331                 474
  Write-off of equipment                                         716                  --                  --
  Net change in working capital items:
    Receivables                                                  680              (1,271)                (82)
    Accounts payable and accrued liabilities                  32,751              42,601              32,969
                                                           ---------           ---------           ---------

Cash used in operations                                      (24,146)            (22,477)            (25,079)
                                                           ---------           ---------           ---------
Investing Activities
  Mineral property exploration costs, net                         --              (6,490)            (10,797)
                                                           ---------           ---------           ---------

Cash used in investing activities                                 --              (6,490)            (10,797)
                                                           ---------           ---------           ---------

Net decrease in cash                                         (24,146)            (28,967)            (35,876)

Cash, beginning of year                                       40,661              69,628             105,504
                                                           ---------           ---------           ---------
                                                                                                   ---------

Cash, end of year                                          $  16,515           $  40,661           $  69,628
                                                           =========           =========           =========

Supplemental Cash Flow Information:
  Cash paid for interest                                   $      --           $      --           $      --
                                                           ---------           ---------           ---------

  Cash paid for income taxes                               $      --           $      --           $      --
                                                           ---------           ---------           ---------


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

1. Nature and Continuance of Operations

    North American Nickel Inc. (formerly Widescope Resources Inc.) (the "Company") was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010 (Note 12). The Company's principal business activity is the exploration of natural resource properties. During the year ended December 31, 2009, the Company entered into an agreement to option out certain of its mineral claims and allowed certain other mineral claims to lapse (Note 4). The Company is currently seeking opportunities to acquire other mineral properties or enter into additional mineral property option agreements.

    Effective April 19, 2010, the Company also consolidated its share capital on a 2:1 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value (Note 12). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements reflect the share consolidation unless otherwise noted.

    The Company is ultimately dependent upon the discovery of economically recoverable reserves and future production. Currently, the Company will need additional financing to continue the acquisition, exploration and development of its properties. The recoverability of the carrying value of mineral property assets will be dependent upon future production or proceeds from the disposition. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, additional losses are anticipated prior to obtaining a level of profitable operations. The Company has a working capital deficit of $102,535 at December 31, 2009 (2008 - $107,458) and has accumulated a deficit of $13,781,986 (2008 - $13,664,341).

    Management is aware that the Company's future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company's potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Management's plan includes continuing to pursue additional sources of financing through the sale of additional common shares and reducing overhead costs. As a result of the implementation of this plan, management expects that the Company will have sufficient capital to fund operations and keep its mineral properties in good standing for the upcoming fiscal year. However, there can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of current shareholders. Further discussion of liquidity risk has been disclosed in Notes 9 and 10.

2. Significant Accounting Policies

    Basis of presentation
    These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as indicated in Note 11, they also comply, in all material respects, with United States generally accepted accounting principles ("US GAAP").

    Basis of consolidation
    These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. dba Pinefalls Gold ("PFG"). All intercompany balances and transactions have been eliminated on consolidation.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

    Estimates, assumptions and measurement uncertainty
    The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value of mineral properties, determining the fair values of marketable securities, asset retirement obligations and financial instruments and tax rates used to calculate future income tax balances.

    Equipment
    Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

             Computer hardware        30% declining balance

    Mineral properties and deferred exploration costs
    The cost of mineral properties and related exploration costs are deferred until the properties are placed into production, sold, abandoned or until management has determined that an impairment has occurred. Carrying costs will be amortized over the useful life of the properties following the commencement of commercial production, or written off if the properties are sold abandoned, allowed to lapse, or if management has otherwise determined that the carrying value of a property is not recoverable and should be impaired. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered, and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the common industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

    The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date, net of impairments, and do not necessarily represent present or future values which are entirely dependent upon economic production or recovery from disposal.

    Asset retirement obligations
    The Company follows the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which requires the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental or retirement liability can be reasonably established and measured. The present value of the associated future costs when measureable is recorded as a liability and added to the cost of the related property and amortized over the estimated remaining life. As of December 31, 2009 and 2008 the Company has not incurred and is not aware of any significant asset retirement obligations in respect of its mineral exploration properties.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

    Impairment of long-lived assets
    The Company follows the recommendations of the CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using expected discounted cash flows when independent or quoted market prices are not available.

    Financial instruments
    The Company adopted the CICA Handbook Sections 3855, "Financial  Instruments
    - Recognition and Measurement"; Section 3856, "Hedges"; Section 3862, "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments Presentation". Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. Section 3862 and Section 3863 replace Section 3861, "Disclosure and Presentation" and revise and enhance disclosure requirements while carrying forward presentation requirements. The Company's financial instruments consist of cash, receivables, marketable securities, and accounts payable. Cash is measured at face value, representing fair value and classified is held for trading. Receivables are measured at amortized cost and classified as loans and receivables. Marketable securities are classified as available-for-sale and measured at fair value at each reporting period with fair value being determined by quoted market price of the securities. Unrealized gains and losses from available-for-sale instruments are recognized in other comprehensive income (loss) during the period. Accounts payable are measured at amortized cost and classified as other financial liabilities.

    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

    The Company has determined that it does not have derivatives or embedded derivatives.

    The Company does not use any hedging instruments.

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

    For all periods presented through December 31, 2008, the Company has no items required to be reported in comprehensive loss. During the current year, the Company recognized in comprehensive income for the period, its proportionate share of an unrealized gain on marketable securities.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

    Loss per share
    The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years on a post-consolidation basis. The calculation of loss per share figures using the treasury stock method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For all years presented, diluted loss per share is equal to basic loss per share as the potential effects of options, warrants and conversions are anti-dilutive.

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

    Stock-based compensation
    The Company follows the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," which recommends the fair value method of valuing all grants of stock options. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. Any consideration paid on the exercise of stock options is credited to share capital.

    Accounting changes
    CICA Handbook Section 1506, "Accounting Changes," establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

    Capital disclosure
    CICA Handbook Section 1535 "Capital Disclosure", specifies the disclosure of
    (i) an entity's  objectives,  policies and processes  for managing  capital;
    (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by this section in Note 9 to these financial statements.

    General standards for financial statement presentation
    In June 2007, the CICA modified section 1400 "General Standards of Financial Statement Presentation" in order to require that management make an assessment of the Company's ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included this required disclosure in Note 1 to these financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

2. Significant Accounting Policies cont'd

    Credit risk and the fair value of financial assets and financial liabilities In January 2009, the CICA approved EIC 173, "Credit Risk and the Fair Value of Financial Assets and Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The implementation of the recommendations of this section has not had a material impact on the Company's financial statements.

    Mining exploration costs
    In March 2009 the CICA approved EIC 174, "Mining Exploration Costs". The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The implementation of the recommendations of this new section has not had a material impact on the Company's financial statements.

    Recent accounting pronouncements

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

    Other accounting pronouncements issued by the CICA with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3. Marketable Securities

    As at December 31, 2009, PFG held 500,000 shares of Cougar Minerals Corp. ("Cougar"), a company listed on the TSX Venture Exchange (Note 4). At initial recognition, each share was recorded at a fair value of $0.05. As at December 31, 2009 the closing price of Cougar's shares was $0.125 per share with a total fair value of $62,500. The Company classifies the investment as available-for-sale. The Company's portion of the unrealized gain on the shares of Cougar was recorded in other comprehensive income and the remaining portion is included in the balance of non-controlling interest as at December 31, 2009.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

4. Mineral Properties

    (a) Pinefalls Gold Property

    In April 2005, the Company entered into a subscription agreement to invest into PFG, a private Alberta exploration company with mining claims comprising the Pinefalls Gold Property, located in the Bissett area of Manitoba. Pursuant to the completion of the subscription agreement and a share exchange agreement, the Company acquired the net assets of PFG including an interest the Pinefalls Gold Property valued at $319,306. The Company holds a 65.42% interest in PFG, effective June 30, 2006.

    During the year ended December 31, 2009, certain mineral claims comprising the Pinefalls Gold Property were allowed to lapse, and mineral rights to those claims reverted to the Province of Manitoba.

    On April 6, 2009 PFG entered into an Option and Purchase and Sale Agreement (the "Agreement") with Cougar whereby Cougar was granted an option to purchase the remaining claims comprising the Pinefalls Gold Property for the following consideration:

     - $10,000 in cash (received) and 500,000 common shares (received; fair value of $25,000) upon execution of the Agreement;
     -    an additional $25,000 before April 30, 2010;
     -    an additional $50,000 before April 30, 2011;
     -    an additional $70,000 before April 30, 2012.

    During the year ended December 31, 2009, the Company incurred $Nil (2008 - $6,490) in deferred exploration costs and recorded $79,000 (2008 - $145,445) in impairment provisions on the Pinefalls Gold Property. The basis of the impairment was to reflect the net estimated recoverable value of the Pinefalls Gold Property, based on anticipated future cash flows.

    The Pinefalls Gold Property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

    (b) Post Creek and Woods Creek Property

    On December 23, 2009 the Company executed a letter of intent whereby the Company would have an option to acquire two groups of mineral claims, known as the Post Creek Property and Woods Creek Property, located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500 and $2,500, respectively, and the terms of an agreement are to be finalized in April 2010.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

4. Mineral Properties cont'd

    (c) Mineral properties summary

    Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

    The following expenditures have been incurred on the Company's mineral properties and on deferred exploration:

                                       Pinefalls Gold        Post Creek         Woods Creek
                                          Property            Property           Property             Total
                                          --------            --------           --------             -----
Balance as at December 31, 2007          $ 343,955           $      --          $      --          $ 343,955
  Geological consulting fees                 6,490                  --                 --              6,490
                                         ---------           ---------          ---------          ---------
                                           350,445                  --                 --            350,445
  Impairment provision                    (145,445)                 --                 --           (145,445)
                                         ---------           ---------          ---------          ---------
Balance as at December 31, 2008            205,000                  --                 --            205,000
  Option proceeds received                 (35,000)                 --                 --            (35,000)
  Option payment                                --               7,500              2,500             10,000
                                         ---------           ---------          ---------          ---------
                                           170,000               7,500              2,500            180,000
  Impairment provision                     (79,000)                 --                 --            (79,000)
                                         ---------           ---------          ---------          ---------
Balance as at December 31, 2009          $  91,000           $   7,500          $   2,500          $ 101,000
                                         =========           =========          =========          =========

5. Equipment

                                        December 31, 2009                              December 31, 2008
                             ------------------------------------------        --------------------------------
                                                                   Net                                     Net
                                       Accumulated                Book                    Accumulated     Book
                             Cost     Amortization    Disposal    Value        Cost      Amortization     Value
                             ----     ------------    --------    -----        ----      ------------     -----
Computer hardware          $ 1,579       $ 863          (716)     $  --      $ 1,579         $ 805        $ 774
                           =======       =====          ====      =====      =======         =====        =====

6. Related Party Transactions

    During the year ended December 31, 2009, a company in which a director has an interest charged the Company $24,000 (2008: $24,000, 2007: $24,000) for
    rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $143,723 (2008: $118,657) is included in accounts payable and accrued liabilities at December 31, 2009.

    Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

7. Share Capital

    Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two
    (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these financial statements reflect the share consolidation unless otherwise noted. The net effect of the above was to reduce the existing outstanding common shares from 10,883,452 to 5,441,726.

     a) The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

          i)   dividends shall be paid at the discretion of the directors;
          ii) the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
          iii) the shares are convertible at any time; and
          iv) the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

     b)   Common shares issued and outstanding

                                                          2009                           2008
                                                -------------------------      -------------------------
                                                  Shares           $             Shares           $
                                                ---------      ----------      ---------      ----------
          Balance, beginning and end of year    5,441,726      13,044,609      5,441,726      13,044,609
                                                =========      ==========      =========      ==========

     c)   Preferred shares issued and outstanding

                                                          2009                           2008
                                                -------------------------      -------------------------
                                                  Shares           $             Shares           $
                                                ---------      ----------      ---------      ----------
          Balance, beginning and end of year      604,724         604,724        604,724         604,724

     d)   Warrants

                                                   2009            2008
                                                 --------        --------
          Balance, beginning of year                   --         780,166
          Expired during the year                      --        (780,166)
                                                 --------        --------
          Balance, end of year                         --              --
                                                 ========        ========

    Each warrant gave the holder the right to purchase one common share of the Company at $0.36 per share on or before the expiry of the warrants on December 5, 2008.

     e)   Stock Options

    As of December 31, 2009 and 2008, there were no stock options outstanding.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

8. Income Taxes

    A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                                2009                 2008                 2007
                                              ---------            ---------            ---------
    Loss before income taxes:                 $ 117,645            $ 200,977            $  49,759
                                              ---------            ---------            ---------
    Statutory rates                               31.00%               31.00%               34.12%
    Expected income tax recovery                 36,470               62,303               16,978
    Non-controlling interest                      3,389                2,668                2,962
    Effect of reduction in tax rates             (4,227)             (25,427)                  --
    Permanent differences and other              (4,100)              14,307               (2,962)
    Expiring losses                             (10,932)              (7,194)                  --
    Increase in valuation allowance             (20,600)             (46,657)             (16,978)
                                              ---------            ---------            ---------
    Net future income tax recovery            $      --            $      --            $      --
                                              =========            =========            =========

     The significant components of the Company's future income tax assets are as follows:

                                                2009                 2008
                                              ---------            ---------
    Future income tax assets:
    Non-capital loss carry forward benefit    $  92,000            $  89,500
    Capital losses carried forward                2,000                2,100
    Mining properties                            56,000               37,800
    Valuation allowance                        (150,000)            (129,400)
                                              ---------            ---------
    Net future income tax asset               $      --            $      --
                                              =========            =========

    The Company has approximately $366,000 in non-capital losses that can be offset against taxable income in future years which began expiring at various dates commencing in 2009, and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

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

    The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing cash and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

9. Capital Management cont'd

    feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

    Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

    There were no changes in the Company's approach to capital management during the years ended December 31, 2009 and 2008. The Company is not exposed to externally imposed capital requirements.

10. Risk Factors

    The Company is engaged primarily in the mineral exploration field and manages related industry risk issues directly. The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

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

    Liquidity risk

    The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. As at December 31, 2009, the Company had a working capital deficit of $102,535 (2008: $107,458). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management's ability to raise additional funds so that it can manage its financial obligations.

    Market risk

    (a) Interest rate risk

    The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

    (b) Foreign currency risk

    The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

11. Reconciliation between Canadian and United States Generally Accepted Accounting Principles

    These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from United States generally accepted accounting principles ("US GAAP"). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") that result in material measurement and disclosure differences from Canadian GAAP are summarized as follows:

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

11. Reconciliation between Canadian and United States Generally Accepted Accounting Principles cont'd

    Consolidated Balance Sheets

                                                               December 31,        December 31,
                                                                   2009                2008
                                                                ---------           ---------
    Total assets under Canadian GAAP                            $ 184,212           $ 251,312

      (a) Mineral property exploration and acquisition
          costs expensed under US GAAP                           (101,000)           (205,000)
                                                                ---------           ---------

    Total assets under US GAAP                                  $  83,212           $  46,312
                                                                =========           =========

    Total liabilities under Canadian and US GAAP                $ 185,747           $ 152,996
                                                                =========           =========

    Non-controlling interest under Canadian GAAP                $  53,249           $  59,980

      (a) Non-controlling interest in mineral property
          exploration and acquisition costs expensed
          under US GAAP                                           (31,486)            (53,614)
                                                                ---------           ---------

    Non-controlling interest under US GAAP                      $  21,763           $   6,366
                                                                =========           =========

    Total shareholders' equity (deficit)
      under Canadian GAAP                                       $ (54,784)          $  38,336

      (a) Mineral property exploration and acquisition
          costs expensed under US GAAP                           (101,000)           (205,000)

      (a) Non-controlling interest in mineral property
          exploration and acquisition costs expensed
          under US GAAP                                            31,486              53,614
                                                                ---------           ---------

    Total shareholders' equity (deficit) under US GAAP          $(124,298)          $(113,050)
                                                                =========           =========

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

11. Reconciliation between Canadian and United States Generally Accepted Accounting Principles cont'd

    Consolidated Statements of Operations and Deficit

                                                                     Year ended          Year ended          Year ended
                                                                     December 31,        December 31,        December 31,
                                                                        2009                2008                2007
                                                                      ---------           ---------           ---------
    Net loss under Canadian GAAP                                      $(117,645)          $(200,977)          $ (49,759)

      (a) Mineral property exploration and acquisition costs
          expensed under US GAAP                                         69,000             138,955             (10,797)

      (b) Mineral property option proceeds included in income
          under US GAAP                                                  35,000                  --                  --

      (a) Non-controlling interest in mineral property
          exploration and acquisition costs expensed under US GAAP      (22,128)              2,246               3,736
                                                                      ---------           ---------           ---------

    Net loss under US GAAP                                              (35,773)            (59,776)            (56,820)

    Accumulated other comprehensive income                               24,525                  --                  --
                                                                      ---------           ---------           ---------

    Comprehensive loss - US GAAP                                      $ (11,248)          $ (59,776)          $ (56,820)
                                                                      =========           =========           =========

    Basic and diluted loss per share under US GAAP                    $   (0.02)          $   (0.02)          $   (0.01)
                                                                      =========           =========           =========

    Consolidated Statements of Cash Flows

                                                                     Year ended          Year ended          Year ended
                                                                     December 31,        December 31,        December 31,
                                                                        2009                2008                2007
                                                                      ---------           ---------           ---------
    Net cash used in operating activities under
     Canadian GAAP                                                    $ (24,146)          $ (22,477)          $ (25,079)

      (b) Mineral property acquisition and exploration costs
          incurred                                                      (10,000)             (6,490)            (10,797)

      (b) Mineral property option proceeds received in cash              10,000                  --                  --
                                                                      ---------           ---------           ---------
    Net cash used in operating activities under US GAAP               $ (24,146)          $ (28,967)          $ (35,876)
                                                                      =========           =========           =========
    Net cash provided by (used in) investing activities
     under Canadian GAAP                                              $      --           $  (6,490)          $ (10,797)

      (b) Mineral property acquisition and exploration costs
          incurred                                                           --               6,490              10,797
                                                                      ---------           ---------           ---------
    Net cash provided by (used in) investing activities under
     US GAAP                                                          $      --           $      --           $      --
                                                                      =========           =========           =========
    Net cash provided by financing activities under Canadian and
     US GAAP                                                          $      --           $      --           $      --
                                                                      =========           =========           =========

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

11. Reconciliation between Canadian and United States Generally Accepted Accounting Principles cont'd

    (a) Interest in unproven mineral properties

         In accordance with Canadian GAAP, the cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment.

         In accordance with US GAAP, mineral property acquisition costs are initially capitalized when incurred and the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Mineral property exploration costs are expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

         Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP purposes and impaired the property acquisition costs incurred during the period (see Note 4). During 2009, the Company optioned some of its mineral property interest. Under Canadian GAAP, the Company will record the option proceeds against the carrying value of the mineral property while for US GAAP, the Company will record the option proceeds as a recovery of mineral property costs on the statement of operations.

    (b) Mineral property costs incurred

         Under   Canadian  GAAP,   cash  flows  relating  to  mineral   property
         acquisition and exploration costs and option proceeds received are reported as investing activities. Under US GAAP, these amounts are classified as operating activities. The net cash provided by (used in) operating and investing activities has been adjusted accordingly for all periods presented.

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

    (d) Stock-based compensation

         The Company has granted stock options to certain directors, employees and consultants. Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options. Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method. Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model. Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted. As a result, effective January 1, 2003, there is no material difference between the Company's accounting for stock options under US GAAP versus Canadian GAAP.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

11. Reconciliation between Canadian and United States Generally Accepted Accounting Principles cont'd

    (e) Reporting comprehensive income

         The Company follows the standards for the reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders' equity. The Company recognizes all items under accounting standards as components of comprehensive income to be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by the CICA relating to comprehensive income. The new standard has been adopted on a prospective basis with no restatement to prior period financial statements. The new standard substantially harmonizes Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss. During the year, other comprehensive loss recognized is $24,525 (2008 - $Nil, 2007 -$Nil).

    (f) Recent accounting pronouncements

         In May 2009, the Financial Accounting Standards Board ("FASB") issued guidance that establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued. The statement defines two types of subsequent events (1) recognized subsequent events, which provide additional evidence about conditions that existed at the balance sheet date, and (2) non-recognized subsequent events, which provide evidence about conditions that did not exist at the balance sheet date, but arose before the financial statements were issued.
         Recognized subsequent events are required to be recognized in the financial statements, and non-recognized subsequent events are required to be disclosed. The adoption had no material impact on the Company's financial position, results of operations or cash flows.

         In June 2009, the FASB issued the Accounting Standards Codification (the "Codification"), which establishes a sole source of US authoritative GAAP. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing US GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The adoption of this guidance did not have an effect on the Company's consolidated results of operations, financial position or cash flows.

         Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

12. Subsequent Events

    The Company has evaluated subsequent events through the date of filing, and the following events have been identified:

     (a) Effective April 5, 2010 the Company entered into 4 option agreements to acquire rights to four groups of mineral claims, known as the Post Creek, Bell Lake, Woods Creek and Halcyon properties, located within the Sudbury Mining District of Ontario. In order to acquire 100% working interests in the properties, subject to certain net smelter return royalties ("NSR") and advance royalty payments, the Company agreed to pay cash instalments, issue common shares and incur exploration expenses as follows:

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

12. Subsequent Events cont'd

                                             Post-consolidation    Exploration
                Commitment         Cash            shares            expense
 Property          date           payment          issued            incurred
 --------          ----           -------          ------            --------
Post Creek
                April 2010      $  12,500          400,000                N/A
                April 2011      $  30,000          300,000          $  15,000
                April 2012      $  50,000          300,000          $  15,000
                April 2013      $  50,000              N/A          $  15,000
                                ---------        ---------          ---------
Totals                          $ 142,500        1,000,000          $  45,000
                                =========        =========          =========
Bell Lake
                April 2010      $  25,000          300,000                N/A
                April 2011      $  25,000          300,000                N/A
                April 2012      $  40,000          400,000                N/A
                April 2013      $  40,000              N/A                N/A
                April 2014      $  80,000              N/A                N/A
                                ---------        ---------          ---------
Totals                          $ 210,000        1,000,000                N/A
                                =========        =========          =========
Halcyon
                April 2010      $  15,000          300,000                N/A
                April 2011      $  25,000          200,000          $  22,000
                April 2012      $  35,000          200,000          $  22,000
                April 2013      $  35,000              N/A          $  22,000
                                ---------        ---------          ---------
Totals                          $ 110,000          700,000          $  66,000
                                =========        =========          =========

Woods Creek
                April 2010      $   7,500          150,000                N/A
                April 2011      $  15,000          150,000          $  24,000
                April 2012      $  20,000              N/A          $  24,000
                April 2013      $  45,000              N/A          $  24,000
                                ---------        ---------          ---------
Totals                          $  87,500          300,000          $  72,000
                                =========        =========          =========

     (b) Effective April 5, 2010 the Company entered into a Purchase and Sale Agreement to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment and 6,000,000 post-consolidation common shares valued at $0.06 per share. The agreement is subject to certain conditions precedent and is scheduled to close on or before August 3, 2010.

     (c) Effective April 19, 2010 the name of the Company was changed from Widescope Resources Inc. to North American Nickel Inc. and the Company's shareholders approved a special resolution to reorganize the Company's capital structure by way of a consolidation, in a reverse stock split, of the existing common shares on the basis of each 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
December 31, 2009
--------------------------------------------------------------------------------

12. Subsequent Events cont'd

     (d) The Company's shareholders ratified the adoption of a new stock option plan (the "2010 Stock Option Plan") for insiders, employees and other service providers to the Company. Under the 2010 Stock Option Plan the Company will reserve up to 10% of the issued common shares from time to time on a rolling basis. Under the new plan the Company has reserved up to 3,000,000 post-consolidation common shares for issuance at $0.10 per share for option grants to officers, directors, employees and consultants of the Company.

     (e) The Company has arranged two non-brokered private placements. The first will consist of 10,000,000 post-consolidation shares at $0.05. The second will consist of 10,000,000 post-consolidation units at $0.06. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrants may be subject to earlier expiry. Both private placements are expected to close prior to May 15, 2010.

     (f) Effective April 7, 2010 the Company has entered into a Stock Purchase Agreement whereby it has agreed to sell its entire interest in Outback to an arms length party for cash consideration equivalent to the calculated book value of the Company's holding at the date of closing, which is expected to be on or before May 10, 2010.