Form 20-F
period 2010-12-31
North American Nickel Inc.
filed 2011-04-20
CIK 795800

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2010
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                       Commission file number: 000-14740

         North American Nickel Inc. (formerly Widescope Resources Inc.)
             (Exact name of Registrant as specified in its charter)

                      Province of British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

  #301 - 260 West Esplanade, North Vancouver, British Columbia, Canada V7M 3G7
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

     35,231,730 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this Form 20-F retroactively reflect the share consolidation unless otherwise noted. The net effect of the above was to reduce the existing outstanding common shares from 10,883,452 to 5,441,730.

North American Nickel Inc.
(formerly Widescope Resources Inc.)
Selected Financial Data in accordance with United States GAAP
(Expressed in Canadian Dollars)

                                                                    Years Ended December 31,
                                               2010            2009            2008            2007            2006
                                            ----------      ----------      ----------      ----------      ----------
Net operating revenues              $                0               0               0               0           9,689

Loss from continued operations      $                0         (35,773)        (59,776)        (56,820)       (370,305)
Income from discontinued
 operations                         $              N/a             N/a             N/a             N/a             N/a
Net loss                            $         (693,318)       (117,645)       (205,221)        (56,820)       (370,350)
Comprehensive loss                  $         (717,843)        (93,120)       (205,221)        (56,820)       (370,350)

Loss per share from continued
 operations                         $            (0.04)          (0.02)          (0.04)          (0.01)          (0.03)
Income per share from
 discontinued operations            $              N/a             N/a             N/a             N/a             N/a
Income per share after
 discontinued operations            $              N/a             N/a             N/a             N/a             N/a

Share capital                       $       15,310,333      13,649,333      13,649,333      13,649,333      13,649,333
Common shares issued                        35,231,730       5,441,730       5,441,730       5,441,730       5,441,730
Weighted average shares
 outstanding                                19,941,566       5,441,730       5,441,730       5,441,730       5,191,726

Total assets                        $        1,186,192         153,074          46,312          74,339         110,607

Net assets (liabilities)            $        1,036,301         (75,148)       (106,684)       (104,642)        (44,086)

Convertible debentures(current
 and long term portions)            $              N/a             N/a             N/a             N/a             N/a

Cash dividends declared per
 common share                       $                0               0               0               0               0
Exchange rates (Cdn$ to U.S.$)
 period average                     $            .9709          0.8757          0.9371          0.9304          0.8818

Exchange rates (CDN$ to U.S.$)
 for most recent six months
                                             Period High      Period Low
                                             -----------      ----------
October 2010                        $           0.9970          0.9690
November 2010                       $           0.9987          0.9743
December 2010                       $           1.0054          0.9825
January 2011                        $           1.0138          0.9978
February 2011                       $           1.0268          1.0045

March 2011                          $           1.0026          1.0340
Exchange rate (CDN$ to U.S.$)
 April 19, 2011                     $           1.0319

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

     MANAGEMENT HAS LITTLE EXPERTISE IN MINING , WHICH MAY ULTIMATELY CAUSE SHAREHOLDERS TO LOSE MONEY.
     Management may waste the Company's limited capital on worthless properties, or it may do the wrong things with properties that could have value. Either way, the outcome will be the same. Money will have been wasted without any corresponding creation of value. This will cause shareholders to lose patience and lose interest. This could lead to significantly increased selling of shares, driving down the price, and leading to losses for investors.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The Company's name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company's name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company's name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in accompanying financial statements retroactively reflect the share consolidation unless otherwise noted. The Company is currently in good standing under the laws of British Columbia. The registered and records office of the Company are located at #1750 - 1185 West Georgia Street, Vancouver, B.C. Canada V6E 4E6 and the Company's principal executive offices are located at #301 - 260 West Esplanade, North Vancouver, BC, V7M 3G7, telephone (604) 986-2020.

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

In conjunction with the April 2010 refocusing of the Company on nickel exploration, as of April 23, 2010 the Company entered into an agreement with an independent third party that resulted in divesting its interest in Outback Capital Inc., and its remaining interest in the Rice Lake properties. The sale was completed as of May 31, 2010, and the proceeds from the sale were $52,606.

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

Access to capital eased marginally toward the latter part of 2009 and beyond. More capital became available, and enthusiasm for mining projects increased at much the same time. The latter, because of expectations of increased inflation, brought increased demand for precious metals and because of the expectation of an increasing demand for base metals from Asia.

To focus on the expected increased demand for base metals, the Company has entered into agreements to acquire rights to four properties in the Sudbury Ontario nickel belt, and one agreement to acquire 100% ownership of another property in the area of the Thompson Manitoba nickel belt. As part of this change in focus, the Company has entered into an arms length agreement to divest its interest in Outback Capital Inc., and through this, its interest in the Pine Falls Manitoba gold properties.

The Company arranged two non-brokered private placements to finance working capital and the first exploration work at Post Creek and Bell Lake in the Sudbury nickel belt. It has also attracted four new directors, each with significant experience in mineral exploration, to replace three previous directors, and add one additional director.

C. ORGANIZATIONAL STRUCTURE.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001. During the year, the Company entered into an agreement with an arms length entity that resulted in it divesting of its interest in Outback Capital Inc.

D. PROPERTY, PLANTS AND EQUIPMENT.

The Company's head office and principal facility, which is leased, is located at 260 West Esplanade, North Vancouver.

The Company has entered into four agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and an agreement to acquire up to a 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

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

All technical information in this Form 20-F has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for North American Nickel Inc. under National Instrument 43-101.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN (SEE ALSO "SELECTED FINANCIAL DATA"). THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP. REFER TO NOTE 13 TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR A DESCRIPTION OF TRANSACTIONS THAT WERE SUBJECT TO MATERIAL MEASUREMENT DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP UNDER ITEM 17.

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

With the June 30, 2006 completion of the PFG acquisition the Company's expenses became more heavily weighted in favor of the exploration work and analysis being carried out on those properties. On May 31, 2010 the Company sold its interest in PFG and at December 31, 2010 no longer holds an interest in the Pinefalls Gold Property. The Company will continue in the exploration business via the April 2010 agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and the agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the Thompson Nickel Belt.

As a result of initiatives that were announced on April 6, 2010, activities will shift from the Bissett area and precious metals, to base metals in and around Sudbury Ontario, and Thompson Manitoba.

BUSINESS OVERVIEW

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its two key Sudbury properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has rights to explore the Woods Creek and Halcyon properties in the Sudbury area; and has an agreement to acquire 100% ownership to the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

The Company entered into an agreement with an independent entity to sell Outback Capital Inc., and its remaining interest in this property. This was done in order to prepare for the shift in focus from precious metals to base metals.

FLUCTUATIONS IN RESULTS

The Company's annual operating results fluctuate, a little and revenues at this point are not generated. Expenses fluctuate on the basis of costs for exploration and related activities, and the ever increasing administrative and other costs of complying with the various regulatory requirements of a public company. We expect that these regulatory related expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies, resulting from changes to securities legislation throughout North America.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2010 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2010, the Company had accumulated losses totaling $14,311,794 and a working capital of $556,665. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors' report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2010 the Company had cash of $659,227 and working capital of $556,665.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D. TREND INFORMATION

The major  trends  impacting  the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

IMPACT OF INFLATION

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2010.

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

Douglas E. Ford (1)              47     Director   since   September  10,  1992;
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
Winnipeg,  MB                           year  -  present   Director  and  VP  of
President & Director                    Exploration  and Technical  Services for
                                        VMS Ventures Inc. 2008 - present



James Clucas                     65     President of Search  Minerals  Inc. from
North Vancouver, BC                     June  2009  -   present;   Chairman   of
Director                                International Nickel Ventures Corp. from
                                        August 2009 until March 2009;  President
                                        & CEO of  International  Nickel Ventures
                                        Corp.  from  February  2007  until  July
                                        2007;  President of International Nickel
                                        Ventures  Corp.   from  September  2003,
                                        until November 2005.

Edward D. Ford (1)               75     Director since March 20, 1990;  also has
Whistler,  B.C.                         devoted  a   portion   of  his  time  to
Chief Financial  Officer                investment  activities  and as President
& Director                              of Dockside Capital,  a private merchant
                                        banking and venture  capital  firm,  for
                                        more than the last five years; chartered
                                        accountant for more than 40 years.
----------
(1) Edward Ford is the father of Douglas Ford.

B. COMPENSATION.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2010, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $90,000 in management fees, paid or accrued a total of $11,772 in professional fees, paid or accrued a total of $19,000 in consulting fees and paid or accrued a total of $28,000 in geological consulting fees. See "Item 7. Major Shareholders and Related Party Transactions" for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2010, the Company paid no compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

D. EMPLOYEES.

Effective at December 31, 2010 the Company had a few salaried employees.

E. SHARE OWNERSHIP.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company's Incentive Stock Option Plan. During the year 3,300,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

The following table sets forth certain information regarding beneficial ownership of the Company's shares at December 31, 2010 by (i) each person who is known to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2010 there were 35,231,730 common shares issued and outstanding. Each of the listed persons may be reached at the Company's head offices or #208 - 828 Harbourside Drive, North Vancouver, BC, V7P 3R9, telephone (604) 904-8481.

                                       Amount and Nature of          Percent of
Name of Beneficial Owner               Beneficial Ownership             Class
------------------------               --------------------             -----
PRINCIPAL HOLDERS
VMS Ventures Inc.                           16,800,000                  47.7%

OFFICERS AND DIRECTORS
Edward Ford                                    342,000                  1.00%
Douglas Ford                                   242,000                   n/a
Richard J. Mark                              1,075,000                  3.05%
John Roozendaal                                450,000  (1)             1.28%
Mark Fedikow                                 1,000,000  (2)             2.84%
James Clucas                                   100,000                   n/a

All Officers and Directors
 as a Group (6 persons)                      3,209,000                  9.11%

----------
(1)  Includes 450,000 shares held held through 667961 BC Ltd.
(2) Includes 300,000 shares held directly; and 700, ,000 shares held through Mount Morgan Resources Ltd..

The Company arranged two non-brokered private placements of common shares. The first consisted of 10,000,000 post-consolidation shares at $0.05. The second consisted of 10,000,000 post-consolidation units at $0.06. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrants may be subject to earlier expiry. The closings of the private placements when combined with the share issuances required to complete the acquisition of the Ontario and Manitoba nickel properties will result in new share positions being created that could have an influence on the direction of the Company. The Company knows of no other arrangements which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS.

During the fiscal year ended December 31, 2010, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2010, a director and a company in which a director has an interest charged the Company $90,000 (2009: $24,000, 2008:
$24,000) for rent and management fees.

During the year ended December 31, 2010, a company in which a director has an interest charged the Company $19,000 (2009: $Nil, 2008: $Nil) for consulting fees.

During the year ended December 31, 2010, a company in which a director has an interest charged the Company $11,772 (2009: $Nil, 2008: $Nil) for professional fees.

During the year ended December 31, 2010, directors of the Company and a company in which a director has an interest charged the Company $90,000 (2009 - $24,000; 2008; $24,000).

During the year ended December 31, 2010, a director charged the Company $28,000 (2009: $Nil, 2008: $Nil) for consulting services. $26,833 (2009 - $Nil, 2008 -
$Nil) has been recorded in consulting services as deferred exploration costs for mineral properties and $1,167 (2009 - $Nil, 2008 - $Nil) has been recorded in consulting fees on the statements of operations.

During the year ended December 31, 2010, 2,640,000 common shares at a fair value of $132,000 were issued to a company in which a director has an interest for settlement of debt.

During the year ended December 31, 2010, the Company entered into a purchase and sale agreement with directors in common for the Manitoba Nickel Properties.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties of $87,094 (2009 - $132,333) owing to directors of the Company and companies in directors have an interest. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

C. INTERESTS OF EXPERTS AND COUNSEL

Not required.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1.

B. SIGNIFICANT CHANGES

The Company is not aware of any significant change since December 31, 2010 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol "WSCRF". The table below sets forth certain information regarding the price history of our common shares. Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

          Period                               High (USD)         Low (USD)
          ------                               ----------         ---------

Fiscal year ended December 31, 2008               $0.16             $0.06
Fiscal year ended December 31, 2009               $0.25             $0.02
Fiscal year ended December 31, 2010               $1.50             $0.02

Quarter ended December 31, 2009                   $0.25             $0.02
Quarter ended March 31, 2010                      $0.05             $0.03
Quarter ended June 30, 2010                       $0.48             $0.06
Quarter ended September 30, 2010                  $1.50             $0.02
Quarter ended December 31, 2010                   $0.11             $0.02
Quarter ended March 31, 2011                      $1.01             $0.09

Month ended October 31, 2010                      $0.10             $0.10
Month ended November 30, 2010                     $0.11             $0.11
Month ended December 31, 2010                     $0.11             $0.02
Month ended January 31, 2011                      $1.01             $0.11
Month ended February 28, 2011                     $0.10             $0.10
Month ended March 31, 2011                        $0.12             $0.09
Month ended April 30, 2011 (1)                    $0.80             $0.35

----------
(1) Through April 18, 2011

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

On April 6, 2010 the Company announced that it had entered into four agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and one agreement to acquire up to a 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

     i)   Management fees: $5,000 per month and $4,000 per month
     ii)  Consulting fees: $3,500 per month

Each of the agreements has the same terms and conditions which shall be continous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the employee shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the employee the amount of money due and owing to the employee herunder to the extent accrued due to the employee to the effective date of termination.

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

G. DIVIDENDS AND PAYING AGENTS

Not required

H. STATEMENT BY EXPERTS

Not required

I. DOCUMENTS ON DISPLAY

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #301 - 260 West Esplanade, North Vancouver BC V7M 3G7, Canada, Telephone 604-986-2020.

J. SUBSIDIARY INFORMATION

As of June 30, 2006 Outback Capital Inc. dba Pinefalls Gold ("PFG") a private Alberta corporation become a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta BUSINESS CORPORATIONS ACT on February 6, 2001. During the year ended December 31, 2010, the Company entered into an agreement with an independent third party whereby this party acquired Outback Capital Inc.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2010 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

C. PRINCIPAL ACCOUNTING FEES AND SERVICES

(A) AUDIT FEES

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $20,000 - $25,000 (estimated) for audit fees in the year ended December 31, 2010; $16,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in
2006; $9,000 in 2005; and $6,200 in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(B) AUDIT RELATED FEES

DMCL billed the Company $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in
2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(C) TAX FEES

DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2010, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(D) ALL OTHER FEES

DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2010, 2009, 2008, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

         Independent Auditors' Report.
         Consolidated balance sheets as at December 31, 2010 and 2009. Consolidated statements of operations and comprehensive loss as at December 31, 2010, 2009 and 2008.
         Consolidated statements of deficit and accumulated other comprehensive income for the years ended December 31, 2010, 2009 and 2008. Consolidated statements of cash flows for the years ended December 31, 2010, 2009, and 2008.
         Notes to the consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See "Item 17. Financial Statements" above.

ITEM 19. EXHIBITS

Attached hereto are the following exhibits:

12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
19.1 Management Discussion and Analysis for the year ended December 31, 2010

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      NORTH AMERICAN  NICKEL INC
                                      (formerly Widescope Resources Inc.)
Date: April, 19 2011


                                      By: /s/ Douglas E. Ford
                                         ---------------------------------------
                                      Name:  Douglas E. Ford
                                      Title: Director
                                             as duly authorized signatory

   [LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED ACCOUNTANTS]


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of North American Nickel Inc.
(formerly Widescope Resources Inc.)

We have audited the consolidated balance sheets of North American Nickel Inc. (formerly Widescope Resources Inc.) as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, deficit and accumulated other comprehensive income and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. (formerly Widescope Resources Inc.) as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

EMPHASIS OF MATTER
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company had incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

                                                                          "DMCL"
                                           DALE MATHESON CARR-HILTON LABONTE LLP
                                                           Chartered Accountants
Vancouver, Canada
April 19, 2011

                           NORTH AMERICAN NICKEL INC.
                       (formerly Widescope Resources Inc.)
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS

                                                                              December 31,
                                                                      2010                   2009
                                                                  ------------           ------------
                                     ASSETS

Current
  Cash                                                            $    659,227           $     16,515
  Marketable securities (Note 3)                                            --                 62,500
  Receivables                                                           26,965                  4,197
                                                                  ------------           ------------
                                                                       686,192                 83,212

Mineral property and deferred exploration costs (Note 4)               677,718                101,000
                                                                  ------------           ------------
                                                                  $  1,363,910           $    184,212
                                                                  ============           ============

                                   LIABILITIES

Current
  Accounts payable and accrued liabilities                        $     42,433           $     53,414
  Due to related parties (Note 6)                                       87,094                132,333
                                                                  ------------           ------------
                                                                       129,527                185,747
                                                                  ------------           ------------

Non-controlling interest (Note 4)                                           --                 53,249
                                                                  ------------           ------------

                              SHAREHOLDERS' EQUITY

Share capital - preferred (Note 7)                                     604,724                604,724
Share capital - common (Note 7)                                     14,705,609             13,044,609
Contributed surplus (Note 7)                                           235,844                 53,344
Deficit                                                            (14,311,794)           (13,781,986)
Accumulated other comprehensive income                                      --                 24,525
                                                                  ------------           ------------
                                                                     1,234,383                (54,784)
                                                                  ------------           ------------

                                                                  $  1,363,910           $    184,212
                                                                  ============           ============

Nature and continuance of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 14)

Approved by the Board:

"Rick Mark"                                       "Edward D. Ford"
------------------------------                    ------------------------------
Rick Mark                                         Edward D. Ford

                   The accompanying notes are integral part of
                    these consolidated financial statements.

                           NORTH AMERICAN NICKEL INC.
                       (formerly Widescope Resources Inc.)
                         (An Exploration Stage Company)
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                                        Years Ended December 31,
                                                          2010                   2009                   2008
                                                      ------------           ------------           ------------
EXPENSES
   Consulting (Note 6)                                $     25,556           $         --           $         --
   Filing fees                                              40,856                  7,981                  3,211
   Investor relations                                       23,101                     --                     --
   General and administrative                               18,294                  2,983                  2,461
   Management fees (Note 6)                                 90,000                 24,000                 24,000
   Professional fees (Note 6)                              132,730                 22,671                 34,466
   Salaries                                                 22,115                     --                     --
   Stock-based compensation (Note 7)                       182,500                     --                     --
                                                      ------------           ------------           ------------

LOSS BEFORE OTHER ITEMS                                   (535,152)               (57,635)               (64,138)

OTHER ITEMS
   Loss on sale of subsidiary (Note 4)                      (7,163)                    --                     --
   Gain on sale of marketable securities (Note 3)            3,854                     --                     --
   Impairment of mineral property and deferred
    exploration costs (Note 4)                                  --                (79,000)              (145,445)
   Write-off of equipment (Note 5)                              --                   (716)                    --
                                                      ------------           ------------           ------------

LOSS BEFORE NON-CONTROLLING INTEREST                      (538,461)              (137,351)              (209,583)
NON-CONTROLLING INTEREST IN LOSS                             8,653                 19,706                  8,606
                                                      ------------           ------------           ------------

NET LOSS FOR THE YEAR                                 $   (529,808)          $   (117,645)          $   (200,977)
                                                      ============           ============           ============

Loss per common share - basic and diluted             $      (0.03)          $      (0.02)          $      (0.04)
                                                      ============           ============           ============

Weighted average number of common shares
 outstanding - basic and diluted
                                                        19,941,566              5,441,730              5,441,730
                                                      ============           ============           ============
COMPREHENSIVE LOSS
   Net loss                                           $   (529,808)          $   (117,645)          $   (200,977)
   Unrealized gain on marketable securities                     --                 24,525                     --
                                                      ------------           ------------           ------------

                                                      $   (529,808)          $    (93,120)          $   (200,977)
                                                      ============           ============           ============

                   The accompanying notes are integral part of
                    these consolidated financial statements.

                           NORTH AMERICAN NICKEL INC.
                       (formerly Widescope Resources Inc.)
                         (An Exploration Stage Company)
  CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME



                                                                           Years ended December 31,
                                                             2010                   2009                   2008
                                                         ------------           ------------           ------------
DEFICIT
  Deficit, beginning of year                             $(13,781,986)          $ 13,664,341)          $(13,463,364)
      Net loss                                               (529,808)              (117,645)              (200,977)
                                                         ------------           ------------           ------------

DEFICIT, END OF YEAR                                     $(14,311,794)          $(13,781,986)          $(13,664,341)
                                                         ============           ============           ============

ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance, beginning of year                             $     24,525           $         --           $         --
  Unrealized gain/(loss) on available for sale
   marketable securities                                      (21,909)                24,525                     --
  Reversal of accumulated other comprehensive income
   upon sale of subsidiary (Note 4)                            (2,616)                    --                     --
                                                         ------------           ------------           ------------

BALANCE, END OF YEAR                                     $         --           $     24,525           $         --
                                                         ============           ============           ============


                   The accompanying notes are integral part of
                    these consolidated financial statements.

                           NORTH AMERICAN NICKEL INC.
                       (formerly Widescope Resources Inc.)
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Years Ended December 31,
                                                              2010                  2009                  2008
                                                           -----------           -----------           -----------
OPERATING  ACTIVITIES
  Net loss for the year                                    $  (529,808)          $  (117,645)          $  (200,977)
  Items not affecting cash
    Non-controlling interest                                    (8,653)              (19,706)               (8,606)
    Amortization                                                    --                    58                   331
    Stock-based compensation                                   182,500                    --                    --
    Loss on sale of subsidiary                                   7,163                    --                    --
    Gain on sale of marketable securities                       (3,854)                   --                    --
    Write-off of equipment                                          --                   716                    --
    Impairment of mineral properties and deferred
     exploration costs                                              --                79,000               145,445
                                                           -----------           -----------           -----------
                                                              (352,652)              (57,577)              (63,807)
Changes in non-cash working capital items:
  Receivables                                                  (27,362)                  680                (1,271)
  Accounts payable and accrued liabilities                      10,398                 7,685                11,224
  Due to related parties                                        86,761                25,066                31,377
                                                           -----------           -----------           -----------
      Cash used in operating activities                       (282,855)              (24,146)              (22,477)
                                                           -----------           -----------           -----------
INVESTING  ACTIVITIES
  Proceeds from the sale of subsidiary                          52,606                    --                    --
  Proceeds from the sale of marketable securities                8,854                    --                    --
  Expenditures on mineral properties and deferred
   exploration costs                                          (235,893)                   --                (6,490)
                                                           -----------           -----------           -----------
      Cash used in investing activities                       (174,433)                   --                (6,490)
                                                           -----------           -----------           -----------
FINANCING ACTIVITIES
  Proceeds on issuance of common shares                      1,100,000                    --                    --
                                                           -----------           -----------           -----------
      Cash from financing activities                         1,100,000                    --                    --
                                                           -----------           -----------           -----------

CHANGE IN CASH                                                 642,712               (24,146)              (28,967)

CASH - beginning                                                16,515                40,661                69,628
                                                           -----------           -----------           -----------

CASH - ending                                              $   659,227           $    16,515           $    40,661
                                                           ===========           ===========           ===========

Cash paid for:
  Interest                                                 $        --           $        --           $        --
                                                           ===========           ===========           ===========
  Income taxes                                             $        --           $        --           $        --
                                                           ===========           ===========           ===========

Supplemental cash-flow information (Note 11)

                   The accompanying notes are integral part of
                    these consolidated financial statements.

                           NORTH AMERICAN NICKEL INC.
                       (formerly Widescope Resources Inc.)
                         (An Exploration Stage Company)
   CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

                              Pinefalls    Post       Woods                  Bell    Thompson     South
                                Gold       Creek      Creek     Halcyon      Lake      North       Bay       Cedar      Total
                              --------    --------   --------   --------   --------   --------   --------   --------   --------
Balance, December 31, 2008    $205,000    $     --   $     --   $     --   $     --   $     --   $     --   $     --   $205,000
                              --------    --------   --------   --------   --------   --------   --------   --------   --------

  Acquisition costs-cash            --       7,500      2,500         --         --         --         --         --     10,000
  Option proceeds received     (35,000)         --         --         --         --         --         --         --    (35,000)
                              --------    --------   --------   --------   --------   --------   --------   --------   --------
                               170,000       7,500      2,500         --         --         --         --         --    180,000

  Impairment provision         (79,000)         --         --         --         --         --         --         --    (79,000)
                              --------    --------   --------   --------   --------   --------   --------   --------   --------

Balance, December 31, 2009      91,000       7,500      2,500         --         --         --         --         --    101,000
                              --------    --------   --------   --------   --------   --------   --------   --------   --------

  Acquisition costs-cash            --      12,500      7,500     15,000     25,000        333        333        334     61,000
  Acquisition cost-shares           --      24,000      9,000     18,000     18,000    120,000    120,000    120,000    429,000
  Option proceeds received     (25,000)         --         --         --         --         --         --         --    (25,000)
                                          --------   --------   --------   --------   --------   --------   --------   --------
                               (25,000)     36,500     16,500     33,000     43,000    120,333    120,333    120,334    465,000
                              --------    --------   --------   --------   --------   --------   --------   --------   --------

Administration                      --      12,140         --         --         --         --         --         --     12,140
Assay and sampling                  --       5,140         --         --         --         --      1,498         --      6,638
Automobile costs                    --       7,597      1,343         --         --         --        185         --      9,125
Consulting services (Note 6)        --     102,267      9,956         --        150        585        840        400    114,198
Equipment and supplies              --         165        201         --         --         --         --         --        366
Equipment rental                    --      20,020      8,840         --         --         --         --         --     28,860
Licenses and fees                   --          --         --         --        410         --         --         --        410
Shipping and printing costs         --       2,611         --         --         --         --         --         --      2,611
Travel and accommodation            --       3,370         --         --         --         --         --         --      3,370
                              --------    --------   --------   --------   --------   --------   --------   --------   --------
                                                --    153,310     20,340         --        560        585      2,523        400
                                                                                                                        177,718
Sale of subsidiary (Note 4)    (66,000)         --         --         --         --         --         --         --    (66,000)
                              --------    --------   --------   --------   --------   --------   --------   --------   --------

Balance, December 31, 2010    $     --    $197,310   $ 39,340   $ 33,000   $ 43,560   $120,918   $122,856   $120,734   $677,718
                              ========    ========   ========   ========   ========   ========   ========   ========   ========

                   The accompanying notes are integral part of
                    these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (formerly Widescope Resources Inc.) (the "Company") was incorporated on September 23, 1983.

The Company's principal business activity is the exploration and development of mineral properties in Canada. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company's interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

On April 7, 2010, and effective May 31, 2010, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby it agreed to sell its 65.42% interest in Outback Capital Inc. dba Pinefalls Gold ("PFG") (Note 4), a private Alberta exploration company. On April 19, 2010, the Company changed its name from Widescope Resources Inc. to North American Nickel Inc., consolidated its common share capital on a 2:1 basis, whereby each two old shares were exchanged for one new share, and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value (Note 7). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

These consolidated financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, additional losses are anticipated. The Company has working capital of $556,665 at December 31, 2010 and has accumulated a deficit of $14,311,794. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as indicated in Note 13, they also comply, in all material respects, with United States generally accepted accounting principles ("US GAAP").

Basis of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and the total operating activities of its 65.42% owned subsidiary, PFG, up to May 31, 2010, when PFG was sold (Note 4). All intercompany balances and transactions have been eliminated on consolidation.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

2. SIGINIFICANT ACCOUNTING POLICIES - cont'd

Estimates, assumptions and measurement uncertainty - cont'd
amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value and or impairment of mineral properties, determining the fair values of marketable securities and stock-based payments, asset retirement obligations, financial instruments and tax rates used to calculate future income tax balances.

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

Asset retirement obligations
The Company  follows the  provisions  of the  Canadian  Institute  of  Chartered
Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which requires the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental or retirement liability can be reasonably established and measured. The present value of the associated future costs when measureable is recorded as a liability and added to the cost of the related property and amortized over the estimated remaining life. As of December 31, 2010 and 2009 the Company has not incurred and is not aware of any significant asset retirement obligations in respect of its mineral exploration properties.

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

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

2. SIGINIFICANT ACCOUNTING POLICIES - cont'd

Financial instruments
The Company adopted the CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement". Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under
Section  3855,  financial  instruments  must  be  classified  into  one of  five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company's financial instruments consist of cash, receivables, marketable securities, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The Company has made the following classifications for the financial instruments:

     Cash - held-for-trading; measured at fair value;
     Receivables - loans and receivables; measured at amortized cost;
     Marketable securities - available for sale; measured at fair value; and Accounts payable and due to related parties - other financial liabilities; recorded at amortized cost.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about financial instruments, and approximate carrying values unless otherwise noted. The Company does not use any hedging instruments.

The Company considers net smelter return ("NSR") and other production related commitments associated with mineral property interests to be derivate instruments. Until such time as economically recoverable resources are identified such derivates are not considered to have reliably measurable value.

The Company adopted CICA Handbook Section 3862 "Financial Instruments - Disclosures" which was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial inputs used in making the measurements, described as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - Inputs derived from valuation techniques that include inputs from management or other sources for the asset or liability that are not based on observable market data (unobservable inputs).

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

At December 31, 2009, the Company recognized in comprehensive income its proportionate share of an unrealized gain on marketable securities. In 2010, the amount was reversed through operations when the securities were sold and the gain was realized.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

2. SIGINIFICANT ACCOUNTING POLICIES - cont'd

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods on a post-consolidation basis. The calculation of loss per share figures using the treasury stock method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For all periods presented, diluted loss per share is equal to basic loss per share as the potential effects of options, warrants and conversions are anti-dilutive.

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates, when a valuation allowance has not been applied, is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based compensation
The Company follows the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires the fair value method of valuing all grants of stock options. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. Any consideration paid on the exercise of stock options is credited to share capital, together with a reversal of corresponding amounts originally credited to contributed surplus.

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

Recent accounting pronouncements - Not yet adopted

International Financial Reporting Standards ("IFRS")
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The Company developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

2. SIGINIFICANT ACCOUNTING POLICIES - cont'd

International Financial Reporting Standards ("IFRS") - cont'd implementation. The project planning and preliminary assessment stage has been completed. The preliminary assessment was completed with the assistance of external advisors and training and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity's financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

Consolidated Financial Statements, Business Combinations and Non-controlling Interests
In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Noncontrolling Interests", which together replace the existing Section 1600, "Consolidated Financial Statements", and provide the Canadian equivalent to International Accounting Standard 27, "Consolidated and Separate Financial Statements". The new sections will be applicable to the Company on January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, "Business Combinations", and Handbook Section 1602, "Non-controlling Interests". The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

Other accounting pronouncements issued by the CICA with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

Comparative figures
Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. MARKETABLE SECURITIES

At December 31, 2009, PFG held 500,000 common shares of Cougar Minerals Corp. ("Cougar"), a company listed on the TSX Venture Exchange (Note 4). At initial recognition, each common share was recorded at a fair value of $0.05. As at December 31, 2009 the closing trading price of Cougar's common shares was $0.125 per common share with a total fair value of $62,500. During the year ended December 31, 2010, PFG sold 100,000 common shares of Cougar for $8,854, resulting in a gain of $3,854. Pursuant to the Purchase Agreement, the Company sold its interest in PFG and therefore does not hold an interest in Cougar at December 31, 2010 (Note 4). The Company previously classified the investment as available-for-sale.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the title and extraction rights of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

During the year ending December 31, 2010 the Company had $677,718 (2009 - $101,000) in property expenditures as detailed in the consolidated schedule of mineral properties and deferred exploration costs.

At December 31, 2010, the Company held an interest in the following mineral properties:

Pinefalls Gold
Pursuant to the completion of a subscription agreement and a share exchange agreement in April 2005, the Company acquired the net assets of PFG including an interest in the Pinefalls Gold Property, located in the Bissett Area of Manitoba, valued at $319,306. The Company held a 65.42% interest in PFG, effective June 30, 2006.

On April 6, 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar, whereby Cougar was granted an option to purchase certain claims comprising the Pinefalls Gold Property. During the year ended

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - cont'd

Pinefalls Gold - cont'd
December 31, 2009, the Company received $10,000 cash and 500,000 common shares with a fair value of $26,000 (Note 3) on execution of the Agreement. At December 31, 2009, the Company wrote-down the property to $91,000. The basis of the impairment was to reflect the net estimated recoverable value of the Pinefalls Gold Property, based on anticipated future cash flows.

On April 30, 2010, Outback received an additional $25,000 from Cougar. Pursuant to the Purchase Agreement, the Company sold its interest in PFG and, accordingly, at December 31, 2010 no longer holds an interest in the Pinefalls Gold Property. During the year ended December 31, 2010, the Company incurred $Nil (2009 - $Nil) in deferred exploration costs on the Pinefalls Gold Property.

The Company realized a loss on the sale of PFG, equal to the amount by which the carrying value of the net assets disposed of as of May 31, 2010, exceeded the proceeds of $52,606, as follows:

Assets                                          $ 126,364
Liabilities                                       (30,974)
Non-controlling interest                          (33,005)
Accumulated other non-controlling interest         (2,616)
                                                ---------
                                                   59,769
Proceeds                                          (52,606)
                                                ---------
Loss on sale of investment                      $   7,163
                                                =========

Post Creek
On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

                                                                                            Exploration
         Date                                                     Cash          Shares      requirements
         ----                                                     ----          ------      ------------
On or before April 5, 2010 (paid and issued)                     $12,500        400,000
On or before April 5, 2011 (subsequently paid and issued)        $30,000        300,000        $15,000
On or before April 5, 2012                                       $50,000        300,000        $15,000
On or before April 5, 2013                                       $50,000             --        $15,000

During the year ended December 31, 2010, the Company incurred $153,3l0 (2009 - $Nil) in deferred exploration costs on the Post Creek Property.

The Company's interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek
On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario and paid a non-refundable deposit of $2,500.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - cont'd

Woods Creek - cont'd
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Woods Creek Property and agreed to the following consideration:

                                                                                            Exploration
         Date                                                     Cash          Shares      requirements
         ----                                                     ----          ------      ------------
On or before April 5, 2010 (paid and issued)                     $ 7,500        150,000
On or before April 5, 2011 (subsequently paid and issued)        $15,000        150,000        $24,000
On or before April 5, 2012                                       $20,000             --        $24,000
On or before April 5, 2013                                       $45,000             --        $24,000

During the year ended December 31, 2010, the Company incurred $20,340 (2009 - $Nil) in deferred exploration costs on the Woods Creek Property.

The Company's interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located Ontario and agreed to the following consideration:

                                                                                            Exploration
         Date                                                     Cash          Shares      requirements
         ----                                                     ----          ------      ------------
On or before April 5, 2010 (paid and issued)                     $15,000        300,000
On or before April 5, 2011 (subsequently paid and issued)        $25,000        200,000        $22,000
On or before April 5, 2012                                       $35,000             --        $22,000
On or before April 5, 2013                                       $35,000             --        $22,000

During the year ended December 31, 2010, the Company incurred $Nil (2009 - $Nil) in deferred exploration costs on the Halcyon Property.

The Company's interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Bell Lake
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Bell Lake Property located in Ontario, and agreed to the following consideration:

                                                                                            Exploration
         Date                                                     Cash          Shares      requirements
         ----                                                     ----          ------      ------------
On or before April 5, 2010 (paid and issued)                     $25,000        300,000
On or before April 5, 2011 (subsequently paid and issued)        $25,000        300,000        $    --
On or before April 5, 2012                                       $40,000        400,000        $    --
On or before April 5, 2013                                       $40,000             --        $    --
On or before April 5, 2013                                       $80,000             --        $    --

During the year ended December 31, 2010, the Company incurred $560 (2009 - $Nil) in deferred exploration costs on the Bell Lake Property.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - cont'd

Bell Lake - cont'd
The Company's interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2014, once the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

Manitoba Nickel
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company's interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

(a)  Thompson North Property
     During the year ended December 31, 2010, the Company incurred $585 (2009 - $Nil) in deferred exploration costs on the Thompson North Property.

(b)  South Bay Property
     During the year ended December 31, 2010, the Company  incurred $2,523 (2009
     - $Nil) in deferred exploration costs on the South Bay Property.

(c)  Cedar Property
     During the year ended December 31, 2010, the Company incurred $400 (2009 - $Nil) in deferred exploration costs on the Cedar Property.

5. EQUIPMENT

                                         2010                                         2009

                                 Accumulated     Net book                 Accumulated                 Net book
                        Cost     amortization      value         Cost     amortization    Disposal      value
                        ----     ------------      -----         ----     ------------    --------      -----
Computer hardware      $   --       $   --        $   --        $1,579       $ (863)       $ (716)      $   --
                       ======       ======        ======        ======       ======        ======       ======

6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company entered into the following transactions with related parties:

(a) recorded $19,000 (2009 - $Nil; 2008 - $Nil) for consulting fees to a company in which a director has an interest;
(b)  recorded  $90,000 (2009-  $24,000;  2008 - $24,000) for  management  fees a director of the Company and to a company in which a director has an interest;
(c) recorded $28,000 (2009 - $Nil; 2008 - $Nil) for geological consulting fees to a director of the Company, of which $26,833 (2009 - $Nil; 2008 - $Nil) has been recorded in consulting services as deferred exploration costs for mineral properties and $1,167 (2009 - $Nil; 2008 - $Nil) has been recorded in consulting fees on the statements of operations;
(d) recorded $11,772 (2009 - $Nil; 2008 - $Nil) for professional fees to a company in which a director has an interest;
(e) entered into a purchase and sale agreement, with a company with directors in common for the acquisition mineral properties (Note 4); and
(f) issued 2,640,000 common shares at a fair value of $132,000, to a company in which a director has an interest for settlement of debt.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

6. RELATED PARTY TRANSACTIONS - cont'd

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties.

At December 31, 2010, recorded in due to related parties is $87,094 (2009 - $132,333) owing to directors of the Company and companies in directors have an interest. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

7. SHARE CAPITAL

a) The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b)   Common shares issued and outstanding

                                          Number of                  Contributed
                                           shares         Amount       surplus
                                        -----------    -----------   -----------

Balance, December 31, 2008 and 2009       5,441,730    $13,044,609   $    53,344
 Shares issued for debt                   2,640,000        132,000            --
 Shares issued for mineral properties     7,150,000        429,000            --
 Shares issued for private placement     20,000,000      1,100,000            --
 Stock-based compensation                        --             --       182,500
                                        -----------    -----------   -----------
Balance, December 31, 2010               35,231,730    $14,705,609   $   235,844
                                        ===========    ===========   ===========

Effective April 19, 2010, the Company consolidated its common share capital on a 2:1 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements reflect the share consolidation.

Year ended December 31, 2010:

The Company issued 2,640,000 common shares at a fair value of $132,000 for settlement of debt (Note 6).

The Company completed a non-brokered private placement of 10,000,000 common shares for proceeds of $500,000 and 10,000,000 units for proceeds of $600,000. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share of the Company at $0.10 per share until December 28, 2012. The Company does not separately disclose the value attributed to the warrants.

The Company issued 7,150,000 common shares at a fair value of $429,000 for the acquisition of mineral properties (Note 4).

c)   Preferred shares issued and outstanding

At December  31, 2010 and 2009,  there are  604,724  (2009 - 604,724)  preferred common shares outstanding. The rights and restrictions of the preferred shares are as follows:

     i)   dividends shall be paid at the discretion of the directors;
     ii) the holders of the preferred shares are not entitled to vote except at meetings of the holders of the

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

7. SHARE CAPITAL - cont'd

c)   Preferred shares issued and outstanding - cont'd

     ii)  - cont'd
          preferred shares, where they are entitled to one vote for each preferred share held;

     iii) the shares are convertible at any time; and

     iv) the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d) Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2010 is as follows:

                                                Number of       Weighted average
                                                warrants         exercise price
                                                --------         --------------

Balance, December 31, 2008 and 2009                    --             $  --
  Granted                                      10,000,000              0.10
                                               ----------             -----
Balance, December 31, 2010                     10,000,000             $0.10
                                               ==========             =====

At December 31, 2010, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

                                                                Weighted average
 Number of                                      Exercise         remaining life
 warrants             Expiry date                price              (years)
 --------             -----------                -----              -------

10,000,000         December 28, 2012             $0.10             1.99 years
==========         =================             =====             ==========

e)   Stock options

The Company has entered into a Stock Option Plan (the "Plan"), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The Company calculates the fair value of all stock-based compensation awards using the Black-Scholes option pricing model.

During the year ended December 31, 2010, the Company granted 3,300,000 incentive stock options to directors, officers and employees. The granting of these options resulted in stock-based compensation expense of $182,500 which was recorded as stock-based compensation expense on the statements of operations. The options granted vested upon issuance.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

7. SHARE CAPITAL - cont'd

e) Stock options - cont'd

The weighted average fair value of stock options granted during the year ended December 31, 2010 was $0.055. The following assumptions were used for the Black-Scholes valuation of stock options during the year:

                                         2010          2009
                                         ----          ----

Risk-free interest rate                  2.16%           --
Expected life                          5 years           --
Annualized volatility                  214.74%           --
Dividend yield                              0%           --
                                       ======         =====

A continuity schedule of outstanding stock options at December 31, 2010 is as follows:

                                                Number of       Weighted average
                                                 options         exercise price
                                                 -------         --------------

Balance, December 31, 2008 and 2009                    --            $  --
  Granted                                       3,300,000             0.10
                                                ---------            -----
Balance, December 31, 2010                      3,300,000            $0.10
                                                =========            =====

At December 31, 2010, the Company had stock options outstanding exercisable to acquire common shares of the Company as follows:

 Number of       Number of                                      Weighted average
  options         options                          Exercise      remaining life
outstanding     exercisable      Expiry date         price          (years)
-----------     -----------      -----------         -----          -------

 2,950,000       2,950,000     August 27, 2015      $ 0.10             4.66
   150,000         150,000     November 25, 2015      0.10             4.90
   200,000         200,000     December 8, 2015       0.10             4.94
----------      ----------                                           ------
 3,300,000       3,300,000                                             4.69
==========      ==========                                           ======

8. INCOME TAXES

The Company has approximately $572,000 in non-capital losses that can be offset against taxable income in future years which began expiring at various dates commencing in 2009, and approximately $157,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

The related potential income tax benefits with respect to these items have not been recorded in the accounts.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

8. INCOME TAXES - cont'd

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                            2010           2009          2008
                                         ---------      ---------     ---------

Loss before income taxes:                $ 529,808      $ 117,645     $ 200,977
Statutory rates                              28.50%         31.00%        31.00%
                                         ---------      ---------     ---------

Expected income tax recovery               150,995         36,470        62,303
Non-controlling interest                        --          3,389         2,668
Effect of reduction in tax rates            (4,632)        (4,227)      (25,427)
Permanent differences and other            (71,983)        (4,100)       14,307
Expiring losses                                 --        (10,932)       (7,194)
Non-allowable portion of capital loss      (42,380)            --            --
Increase in valuation allowance            (32,000)       (20,600)      (46,657)
                                         ---------      ---------     ---------
 Net future income tax recovery          $      --      $      --     $      --
                                         =========      =========     =========

The significant components of the Company's future income tax assets are as follows:

                                            2010           2009
                                         ---------      ---------

Non-capital loss carry forward benefit   $ 143,000      $  92,000
Capital losses carried forward              39,000          2,000
Mining properties                               --         56,000
Valuation allowance                       (182,000)      (150,000)
                                         ---------      ---------
 Net future income tax asset             $      --      $      --
                                         =========      =========

9. CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing cash and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the years ended December 31, 2010 and 2009. The Company is not exposed to externally imposed capital requirements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

10. FINANCIAL INSTRUMENTS AND RISK FACTORS

The Company's financial instruments consist of cash, receivables, marketable securities, accounts payable and due to related parties. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 inputs of the fair value hierarchy.

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

The Company's primary risk exposures are summarized below:

Credit risk
The Company's credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to credit risk is on its receivables. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the Company has no significant concentration of credit risk arising from operations

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. The Company has working capital of $556,665 at December 31, 2010. All of the Company's liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management's ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2010 as follows:

                                                             2010           2009
                                                             ----           ----

Common shares issued for debt (Note 6)                     $132,000        $  --
Accrued mineral property and deferred exploration costs    $  2,825        $  --
Common shares issued for mineral properties (Note 4)       $429,000        $  --
                                                           ========        =====

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

12. COMMITMENTS

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

     i)   management fees: $5,000 per month and $4,000 per month
     ii)  consulting fees: $3,500 per month

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the employee to the effective date of termination.

13. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. A description of US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") that result in material measurement and disclosure differences from Canadian GAAP are summarized as follows:

Consolidated Balance Sheets

                                                                              2010                  2009
                                                                          -----------           -----------
Total assets under Canadian GAAP                                          $ 1,363,910           $   184,212

  (a) Mineral property exploration costs expensed under USGAAP               (177,718)              (31,138)
                                                                          -----------           -----------

Total assets under US GAAP                                                $ 1,186,192           $   153,074
                                                                          ===========           ===========

Total liabilities under Canadian and US GAAP                              $   129,527           $   185,747
                                                                          ===========           ===========

Non-controlling interest under Canadian GAAP                              $        --           $    53,249

  (a) Non-controlling interest in mineral property exploration costs
      expensed under US GAAP                                                       --               (10,774)
                                                                          -----------           -----------

Non-controlling interest under US GAAP                                    $        --           $    42,475
                                                                          ===========           ===========

Total shareholders' equity (deficit) under Canadian GAAP                  $ 1,234,383           $   (54,784)

  (a) Mineral property exploration costs expensed under US GAAP              (208,856)              (31,138)

  (a) Non-controlling interest in mineral property exploration costs
      expensed under US GAAP                                                   10,774                10,774
                                                                          -----------           -----------

Total shareholders' equity (deficit) under US GAAP                        $ 1,036,301           $   (75,148)
                                                                          ===========           ===========

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

13. RECONCILATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPELS - cont'd

Consolidated Statements of Operations and Deficit

                                                                             Years ended December 31,
                                                                 2010                  2009                  2008
                                                             -----------           -----------           -----------
Net loss under Canadian GAAP                                 $  (529,808)          $  (117,645)          $  (200,977)

  (a) Mineral property exploration costs expensed
      under US GAAP                                             (177,718)                   --                (6,490)

  (a) Non-controlling interest in mineral property
      exploration costs expensed under US GAAP                        --                    --                 2,246

  (c) Loss on sale of subsidiary                                  14,208                    --                    --
                                                             -----------           -----------           -----------

Net loss under US GAAP                                          (693,318)             (117,645)             (205,221)

Accumulated other comprehensive income (loss)                    (24,525)               24,525                    --
                                                             -----------           -----------           -----------

Comprehensive loss - US GAAP                                 $  (717,843)          $   (93,120)          $  (205,221)
                                                             ===========           ===========           ===========

Basic and diluted loss per share under US GAAP               $     (0.04)          $     (0.02)          $     (0.04)
                                                             ===========           ===========           ===========

Consolidated Statements of Cash Flows

Net cash used in operating activities under
 Canadian GAAP                                               $  (282,855)          $   (24,146)          $   (22,477)

  (b) Mineral property exploration costs incurred               (177,843)                   --                (6,490)
                                                             -----------           -----------           -----------
Net cash used in operating activities under
 US GAAP                                                     $  (460,573)          $   (24,146)          $   (28,967)
                                                             ===========           ===========           ===========
Net cash provided by (used in) investing activities
 under Canadian GAAP                                         $  (174,433)          $        --           $    (6,490)

  (b) Mineral property exploration costs incurred                177,718                    --                 6,490
                                                             -----------           -----------           -----------
Net cash provided by (used in) investing activities
 under US GAAP                                               $     3,285           $        --           $        --
                                                             ===========           ===========           ===========
Net cash provided by financing activities under
 Canadian and US GAAP                                        $ 1,100,000           $        --           $        --
                                                             ===========           ===========           ===========

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

13. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - cont'd

(a) Interest in unproven mineral properties

In accordance with Canadian GAAP, the cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment.

In accordance with US GAAP, mineral property acquisition costs are initially capitalized when incurred and the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Mineral property exploration costs are generally expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP. During 2009, the Company optioned some of its mineral property interest. Under Canadian GAAP, the Company will record the option proceeds against the carrying value of the mineral property while for US GAAP, the Company will record the option proceeds as a recovery of mineral property costs on the statement of operations.

(b) Mineral property costs incurred

Under Canadian GAAP, cash flows relating to mineral property acquisition and exploration costs and option proceeds received are reported as investing activities. Under US GAAP, exploration costs are classified as operating activities. The net cash provided by (used in) operating and investing activities has been adjusted accordingly for all periods presented.

(c) Loss on sale of subsidiary

As described in (a) above, there is a difference between the basis for capitalization, expensing and mineral property exploration and development costs between Canadian GAAP and US GAAP. To the extent that mineral properties are owned by the Company's subsidiary, this difference gives rise to different carrying values in the subsidiary mineral properties and the non-controlling interests in the Company's subsidiary under US GAAP as compared to Canadian GAAP. Accordingly, upon sale of the underlying subsidiary, the resulting gain or loss is different between Canadian GAAP and US GAAP.

(d) Income taxes

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

(e) Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosures of activities, including

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
--------------------------------------------------------------------------------

13. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - cont'd

(e) Recent accounting pronouncements - cont'd

purchases, sales, issuances, and a settlement within Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of the adoption of ASU 2010-06 has not had a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements". The amendment eliminates the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. This standard had no impact on the Company's consolidated financial statements.

There are several new accounting pronouncements issued by FASB which are not yet effective. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe any of these accounting pronouncements has had or will have a material impact on the Company's financial position or operating results.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company paid $30,000 and issued 300,000 common shares pursuant to the Post Creek Property option agreement, paid $15,000 and issued 150,000 common shares pursuant to the Woods Creek Property option agreement, paid $25,000 and issued 200,000 common shares pursuant to the Halcyon Property option agreement and paid $25,000 and issued 300,000 common shares pursuant to the Bell Lake Property option agreement (Note 4).