Form 20-F/A
period 2010-12-31
North American Nickel Inc.
filed 2011-10-28
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
¢	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-14740

North American Nickel Inc. (formerly Widescope Resources Inc.)
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

#301 – 260 West Esplanade, North Vancouver, British Columbia, Canada V7M 3G7
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

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ¢  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ¢  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ¢  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ¢  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
¢  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ¢  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$__________.”

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

North American Nickel Inc. (formerly Widescope Resources Inc.) (the “Company”) was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010. The Company’s principal business activity is the exploration of natural resource properties.

Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this Form 20-F retroactively reflect the share consolidation unless otherwise noted. The net effect of the above was to reduce the existing outstanding common shares from 10,883,452 to 5,441,730.

North American Nickel Inc.
(formerly Widescope Resources Inc.)
Selected Financial Data in accordance with United States GAAP
(Expressed in Canadian Dollars)

	Years Ended December 31
	2010		2009	2008	2007	2006
Net operating revenues		$0	0	0	0	9,689

Loss from continued operations		$0	(35,773)	(59,776)	(56,820)	(370,305)
Income from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Net loss		$(693,318)	(117,645)	(205,221)	(56,820)	(370,350)
Comprehensive loss		$(717,843)	(93,120)	(205,221)	(56,820)	(370,350)

Loss per share from continued operations		$(0.04)	(0.02)	(0.04)	(0.01)	(0.03)
Income per share from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a	N/a	N/a

Share capital		$15,310,333	13,649,333	13,649,333	13,649,333	13,649,333
Common shares issued		35,231,730	5,441,730	5,441,730	5,441,730	5,441,730
Weighted average shares outstanding		19,941,566	5,441,730	5,441,730	5,441,730	5,191,726

Total assets		$1,186,192	153,074	46,312	74,339	110,607

Net assets (liabilities)		$1,036,301	(75,148)	(106,684)	(104,642)	(44,086)

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0	0	0
Exchange rates (Cdn$ to U.S.$) period average		$.9709	0.8757	0.9371	0.9304	0.8818

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High		Period Low
October 2010		$0.9970	0.9690
November 2010		$0.9987	0.9743
December 2010		$1.0054	0.9825
January 2011		$1.0138	0.9978
February 2011		$1.0268	1.0045
March 2011		$1.0026	1.0340
Exchange rate (CDN$ to U.S.$) April 19, 2011		$1.0319

B.  Not required

C.  Not required

D.	Risk factors.

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
Additional capital will need to be raised. This could result in the perception of lowered future prospects, lower demand for the Company’s common share, lower stock prices, and shareholder losses.

There can be no assurance that a liquid market will develop for the Company’s shares and therefore no assurance that shareholders will be able to sell their shares.
Lack of liquidity that prevents shareholders from selling, or limits their abilities to sell, will all too likely lead to significant losses for shareholders.

Management has little expertise in mining , which may ultimately cause shareholders to lose money.
Management may waste the Company’s limited capital on worthless properties, or it may do the wrong things with properties that could have value. Either way, the outcome will be the same. Money will have been wasted without any corresponding creation of value. This will cause shareholders to lose patience and lose interest. This could lead to significantly increased selling of shares, driving down the price, and leading to losses for investors.

The Company’s common stock is thinly traded so it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

You may have difficulty reselling shares of our common stock, either at or above the price paid, or even at fair market value. The stock market often experiences significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common shares to decline, regardless of how well the company performs. This may be exaggerated by the fact that the shares trade on the over-the-counter bulletin board (“OTCBB”), which is owned and operated by the Financial Industry Regulatory Authority (“FINRA”). Trading on the OTCBB is often extremely sporadic, and subject to manipulation by market-makers, and short sellers. This may cause you to lose money as you may have difficulty selling the shares that you own.

The Company’s common stock is subject to the “penny stock” regulations, which are likely to make it more difficult to sell.
A “penny stock” is generally a stock trading under $5.00 per share, and not registered on a national securities exchange or quoted on the NASDAQ national market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules, intended to protect investors, generally have the result of reducing trading in such stocks, restricting the pool of potential investors, and making it more difficult for investors to sell their shares once acquired. Since our common shares are subject to the “penny stock” rules, you may find it more difficult to sell your shares.

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
As a Canadian company many of our assets and key personnel, including directors and officers, reside outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or any of our key personnel or to enforce against us or any of our key personnel judgments obtained in United States’ courts, including judgments relating to United States federal securities laws. Canadian courts may not permit you to bring an original action in Canada, or recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of federal securities laws of the United States, or of any state thereof. Furthermore, because many of our assets are located in Canada, it would be extremely difficult to access these assets to satisfy any award entered against us in a United States court. Accordingly, you may have more difficulty in protecting your interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholders than you would otherwise as shareholders of a United States public company.

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

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The Company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in accompanying financial statements retroactively reflect the share consolidation unless otherwise noted. The Company is currently in good standing under the laws of British Columbia. The registered and records office of the Company are located at #1750 - 1185 West Georgia Street, Vancouver, B.C. Canada V6E 4E6 and the Company’s principal executive offices are located at #301 – 260 West Esplanade, North Vancouver, BC, V7M 3G7, telephone (604) 986-2020.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson Manitoba. These actions were reported in a news release dated April 6, 2010.

B.	Business overview

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company.

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

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. During the year, the Company entered into an agreement with an arms length entity that resulted in it divesting of its interest in Outback Capital Inc.

D.	Property, plants and equipment.

The Company’s head office and principal facility, which is leased, is located at 260 West Esplanade, North Vancouver.

The Company has entered into four agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and an agreement to acquire up to a 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt. The company has also acquired a large Ni-Cu-PGE land package in Greenland. A figure showing the location of all of the company’s properties are displayed below.

Sudbury nickel properties:

The Sudbury properties currently being explored by North American Nickel are exploration properties without mineral reserves. All properties can be readily accessed by paved and/or all-weather gravel roads and have access to water and diesel-power for exploration purposes.  The total ore mined to date in Sudbury is 1.7 billion tons with 40 billion lbs of nickel, 36 billion lbs of copper, 70 million ounces of platinum, palladium and gold and 283 million ounces of silver. The Sudbury properties have many of the unique geologic characteristics of the Sudbury Basin. An example is the Post Creek property which has been shown through results of recent exploration to be situated on the same geologic structure as the currently producing Podolsky copper-nickel-PGM mine. However the economic mineralization currently being mined at Podolsky may not necessarily be present on the Post Creek property. A similar situation exists on both the Bell Lake and Woods Creek properties. The Bell Lake property occurs along a geologic structure (the Worthington Offset) that hosts many past- and soon to be producing copper-nickel-PGM mines. The Woods Creek property has strong geological similarities to the currently producing Shakespeare copper-nickel-cobalt-PGM mine that occurs 15 km to the southwest. The presence of economic mineralization cannot be guaranteed on either of the Woods Creek or Bell Lake properties.

Post Creek (Bedrock-hosted Mineral Exploration Claims): The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (past production of 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 grams/tonne total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion soil geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property. Recent exploration has documented the presence of a previously unrecognized zone of brecciated rocks with quartz diorite and partial melt fragments and disseminated pyrrhotite, chalcopyrite and lesser pyrite.  A ground geophysical survey and diamond drill program has recently been completed. Assay results are pending.

A NI 43-101 compliant Technical Report has been commissioned, with Dr. Walter Peredery, formerly of INCO, as the author and subsequently accepted by the Securities Commission.

An option Agreement dated April 5, 2010 was struck between John and Marie Brady and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement.

Upon completion of the Option Agreement the property will be transferred to North American Nickel and Beilhartz will retain a 2.5% NSR. 33 claims encompass an area of approximately 624 hectares and are held by John Gregory Brady; one claim is held by North American Nickel. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.   Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees.

The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry.  Provided John Brady gives authorization to Janelle Toffan of  Ens Land Management (contracted by North American Nickel to manage lands) to act as agent on his behalf, Ens Land Management will submit the annual renewal on or before the claims Annual Anniversary dates.  If authorization is not given then John Brady will make the submission. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

A claims list and a location map for the property are given below.

POST CREEK OPTION (Ni)
ONTARIO
HOLDER: John Gregory Brady / North American Nickel

Disposition Type	Disposition No	Township	Hectares	Recording Date	Anniversary Date
HOLDER:	John Gregory Brady
Claim	1094824	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094825	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094826	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094834	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094835	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1117878	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117879	NORMAN	16	Jan 25, 1991	Jan 25, 2015

Claim	1117880	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117881	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117882	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1198500	NORMAN	16	Jun 27, 1995	Jun 27, 2015
Claim	1222817	NORMAN	64	Mar 13, 1997	Mar 13, 2015
Claim	1222896	NORMAN	16	Mar 13, 1997	Mar 13, 2015
Claim	1222897	NORMAN	16	Mar 13, 1997	Mar 13, 2015
Claim	854182	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854183	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854184	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854185	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854186	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854571	PARKIN	16	Nov 25, 1985	Nov 25, 2015
Claim	854572	PARKIN	16	Nov 25, 1985	Nov 25, 2015
Claim	854573	NORMAN	16	Nov 25, 1985	Nov 25, 2014
Claim	854574	PARKIN	16	Nov 25, 1985	Nov 25, 2015
Claim	864654	NORMAN	16	Nov 25, 1985	Nov 25, 2015
Claim	864655	NORMAN	16	Nov 25, 1985	Nov 25, 2015
Claim	864656	NORMAN	16	Nov 25, 1985	Nov 25, 2015
Claim	894711	NORMAN	16	May 08, 1986	May 08, 2015
Claim	894712	NORMAN	16	May 08, 1986	May 08, 2015
Claim	894713	NORMAN	16	May 08, 1986	May 08, 2015
Claim	894746	NORMAN	16	May 08, 1986	May 08, 2015
Claim	894747	NORMAN	16	May 08, 1986	May 08, 2015
Claim	894748	NORMAN	16	May 08, 1986	May 08, 2015
Total: 32			560

HOLDER:	North American Nickel
Claim	4267494	PARKIN	64	Aug 07, 2011	Aug 17, 2013
Total: 1			64

Total ALL: 33			624

Bell Lake (Bedrock-Hosted Mineral Exploration Patented Claim): The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine with past production of 1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 grams/tonne total precious metals.  Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical surveys on a freshly-cut grid have been commissioned. A diamond drill program will test the property after geological mapping and geophysical surveys have been undertaken.

Property Option Agreement dated April 5, 2010 between David Beilhartz and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010.  North American Nickel can earn 100% interest in the property by making the option payments and issuing shares as set out in the option agreement. Upon completion of the Option Agreement the property will be transferred to North American Nickel and Beilhartz will retain a 2.5% NSR. One Patent is held by David Beilhartz.  There is an annual Mining Land Tax due on the property which Mr. Beilhartz pays then invoices North American Nickel for the cost.  The Patent encompasses an area of approximately 102 hectares.

A property list and a location map are given below.

BELL LAKE OPTION (Ni)
ONTARIO
HOLDER: David Beilhartz

Disposition Type	Disposition No	Township	Hectares	Anniversary Date
Patent	LOT 11, CON 5	LORNE	102.39	Jan 25, 2012
Total: 1			102.39

Halcyon (Bedrock-Hosted Mineral Exploration Claims): The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km north of the property.

Option Agreement dated April 5, 2010 between John and Marie Brady and Widescope Resources Inc.,  now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement.

Upon completion of the Option Agreement the property will be transferred to North American Nickel and Beilhartz will retain a 2.5% NSR. The claims are held by John Gregory Brady. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.

Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees.  The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry.  Provided John Brady gives authorization to Janelle Toffan of Ens Land Management (contracted by North American Nickel to manage lands) to act as agent on his behalf, Ens Land Management will submit the annual renewal on or before the claims Annual Anniversary dates.  If authorization is not given then John Brady will make the submission. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

The property consists of 53 claims which encompass an area of approximately 864 hectares.

A property claims list and a location map are given below.

HALCYON OPTION (Ni)
ONTARIO
HOLDER: John Gregory Brady

Disposition Type	Disposition No	Township	Hectares	Recording Date	Anniversary Date
Claim	1043484	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043485	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043486	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043487	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043488	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043489	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043490	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1043491	AYLMER	16.00	Jan 16, 1989	Jan 16, 2012
Claim	1117883	PARKIN	16.00	Jan 25, 1991	Jan 25, 2012
Claim	1117884	PARKIN	16.00	Jan 25, 1991	Jan 25, 2012
Claim	1013217	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1013393	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1013395	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1013396	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043292	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043293	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043294	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043295	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043296	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043297	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043492	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043493	PARKIN	16.00	Jan 26, 1989	Jan 26, 2012
Claim	1043497	PARKIN	16.00	Jan 30, 1989	Jan 30, 2012
Claim	1043498	PARKIN	16.00	Jan 30, 1989	Jan 30, 2012
Claim	648539	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012
Claim	648540	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012

Claim	648547	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012
Claim	648548	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012
Claim	648699	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012
Claim	648700	PARKIN	16.00	Mar 04, 1983	Mar 04, 2012
Claim	682108	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682109	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682110	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682111	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682112	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682113	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682278	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682279	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682280	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682281	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682282	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682283	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	682284	PARKIN	16.00	Mar 14, 1983	Mar 14, 2012
Claim	1211386	PARKIN	32.00	May 27, 1996	May 27, 2012
Claim	894924	PARKIN	16.00	Jun 12, 1986	Jun 12, 2012
Claim	894925	PARKIN	16.00	Jun 12, 1986	Jun 12, 2012
Claim	1042958	PARKIN	16.00	Dec 12, 1988	Dec 12, 2012
Claim	1042959	PARKIN	16.00	Dec 12, 1988	Dec 12, 2012
Claim	1042960	PARKIN	16.00	Dec 12, 1988	Dec 12, 2012
Claim	994723	PARKIN	16.00	Dec 23, 1987	Dec 23, 2012
Claim	994724	PARKIN	16.00	Dec 23, 1987	Dec 23, 2012
Claim	994725	PARKIN	16.00	Dec 23, 1987	Dec 23, 2012
Claim	994726	PARKIN	16.00	Dec 23, 1987	Dec 23, 2012
Total: 53			864.00

Woods Creek (Bedrock-Hosted Mineral Exploration Claims): The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes that cover 50% of the property.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 0.354 grams/tonne combined Pt and Pd and 0.136 grams/tonne Au from an outcrop reconnaissance chip sample of approximately 2 kg. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 0.301 grams/tonne combined Pt and Pd and 0.11% Co. The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with an assay of a representative reconnaissance chip sample returning 0.66% Ni, 0.90% Cu, 0.09% Co, 0.068 grams/tonne Pt, 0.227 grams/tonne Pd and 0.046 grams/tonne Au.

Exploration to date has documented the presence of previously unrecognized disseminated to solid sulphide pyrrhotite and chalcopyrite subsequent to magnetic geophysical surveys, mechanical excavator stripping and sampling of mineralization.

Option Agreement dated April 5, 2010 between John and Marie Brady, David Beilhartz and Widescope Resources Inc.,  now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010.  North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement. Upon completion of the Option Agreement the property will be transferred to North American Nickel and Brady/Beilhartz will retain a 2.5% NSR.

The claims are held by 50% by John Gregory Brady and 50% by David Beilhartz. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.

 Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees.  The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry.  Provided Brady/Beilhartz gives authorization to Janelle Toffan of  Ens Land Management (contracted by North American Nickel to manage lands) to act as agent on his behalf, Ens Land Management will submit the annual renewal on or before the claims Annual Anniversary dates.  If authorization is not given then Brady/Beilhartz will make the submission. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

The property consists of 5 claims encompassing an area of approximately 1,040 hectares.

The property claims list and a location map are given below.

WOODS CREEK OPTION (Ni)
ONTARIO
HOLDER: David Beilhartz 50%, John Gregory Brady 50%

Disposition Type	Disposition No	Township	Hectares	Recording Date	Anniversary Date
Claim	1242388	HYMAN	256	Jan 12, 2001	Jan 12, 2013
Claim	1242389	HYMAN	192	Jan 12, 2001	Jan 12, 2012
Claim	1242390	HYMAN	240	Jan 12, 2001	Jan 12, 2012
Claim	1242391	HYMAN	96	Jan 12, 2001	Jan 12, 2012
Claim	1242392	HYMAN	256	Jan 12, 2001	Jan 12, 2012
Total: 5			1,040

Manitoba nickel properties:

The Manitoba nickel properties are large mineral exploration licences that can be accessed by a combination of all-weather gravel roads and helicopter or fixed wing aircraft. Water and diesel generated power for the purposes of exploration are readily available. All properties are exploration properties without known reserves. The Thompson North and Cedar Lake or Thompson South mineral exploration licences occur along the historic and world class nickel-copper-cobalt-PGM belt known as the Thompson Nickel Belt where INCO (Vale) has mined 150 million tons of 2.32% nickel since the 1960’s. Despite the similarities in the geology and mineralization the presence of nickel ore bodies cannot be guaranteed to exist on these properties. The same geologic similarities exist on the South Bay property but exploration is in its infancy and the presence of economic quantities of mineralization cannot be guaranteed. A Manitoba nickel properties location map is presented below.

South Bay (Bedrock-Hosted Mineral Exploration Claims): Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 0.069% Co and 1.32 grams/tonne PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

South Bay claims acquired through an Option Agreement dated August 1, 2003 between John Camier and Rare Earth Metals Corp (VMS Ventures Inc.).  Option Agreement completed August 2009. John Camier retains a 3% NSR. Claims transferred from VMS Ventures Inc. to North American Nickel Inc. December 14, 2010. Mineral rights are retained as long as the required work commitments are met on each claim.

Annual work requirements for claims aged 1 to 10 years is $12.50/hectare, claims aged 11 years and older have an annual work requirement of $25.00/hectare.  Field work is completed and an assessment report compiled, along with a statement of expenditures, then submitted to the Manitoba Mining Recorder by North American Nickel employees.  If no work has been carried out a refundable cash deficiency payment can be submitted in lieu of work. The required work commitments are submitted to the Manitoba Mines Branch, on a form supplied by the Mines Branch, together with the required filing fees ($12.00 per claim per renewal year), by Janelle Toffan of Ens Land Management who has been contracted by North American Nickel as Lands Manager. Submission must occur on or before the claims expiry date (Anniversary Date plus 60 days). Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

Forty South Bay claims (of which 20 have been approved to lapse on their expiry dates) currently encompass an area of approximately 9,328 hectares.

A property claims list and a location map are presented below.

SOUTH BAY PROPERTY (Ni)
MANITOBA
HOLDER: NORTH AMERICAN NICKEL INC

Disposition Type	Disposition No	Disposition Name	Hectares	Recording Date	Anniversary Date
Claim	MB4478	SBI 15	240	Aug 20, 2003	Aug 20, 2011
Claim	MB4479	SBI 16	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4480	SBI 17	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4485	SBI 2	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4488	SBI 5	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4489	SBI 6	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4492	SBI 9	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4495	SBI 22	256	Aug 20, 2003	Aug 20, 2011
Claim	MB4496	SBI 23	256	Aug 20, 2003	Aug 20, 2011
Claim	MB3684	SBI 34	216	Sep 22, 2003	Sep 22, 2011
Claim	MB4660	SBI 38	256	Sep 22, 2003	Sep 22, 2011
Claim	MB3681	SBI 30	256	Sep 23, 2003	Sep 23, 2011
Claim	MB4661	SBI 39	256	Sep 23, 2003	Sep 23, 2011
Claim	MB3682	SBI 31	256	Sep 24, 2003	Sep 24, 2011
Claim	MB4662	SBI 32	256	Sep 24, 2003	Sep 24, 2011
Claim	MB4663	SBI 42	256	Sep 29, 2003	Sep 29, 2011
Claim	MB4665	SBI 40	256	Sep 29, 2003	Sep 29, 2011
Claim	MB3676	SBI 25	256	Oct 28, 2003	Oct 28, 2011
Claim	MB4497	SBI 24	256	Oct 28, 2003	Oct 28, 2011
Claim	MB849	SBX 1	256	Oct 28, 2003	Oct 28, 2011
Claim	MB2425	SB 1	89	Aug 12, 2002	Aug 12, 2012
Claim	MB3677	SBI 26	240	Aug 20, 2003	Aug 20, 2012
Claim	MB3678	SBI 27	256	Aug 20, 2003	Aug 20, 2012
Claim	MB3679	SBI 28	256	Aug 20, 2003	Aug 20, 2012
Claim	MB4481	SBI 18	256	Aug 20, 2003	Aug 20, 2012
Claim	MB4482	SBI 19	256	Aug 20, 2003	Aug 20, 2012
Claim	MB4483	SBI 0	224	Aug 20, 2003	Aug 20, 2012
Claim	MB4484	SBI 1	224	Aug 20, 2003	Aug 20, 2012
Claim	MB4486	SBI 3	256	Aug 20, 2003	Aug 20, 2012

Claim	MB4487	SBI 4	256	Aug 20, 2003	Aug 20, 2012
Claim	MB4490	SBI 7	256	Aug 20, 2003	Aug 20, 2012
Claim	MB4493	SBI 20	230	Aug 20, 2003	Aug 20, 2012
Claim	MB3685	SBI 35	208	Sep 22, 2003	Sep 22, 2012
Claim	MB3690	SBI 36	216	Sep 22, 2003	Sep 22, 2012
Claim	MB3680	SBI 29	256	Sep 23, 2003	Sep 23, 2012
Claim	MB4659	SBI 37	256	Sep 29, 2003	Sep 29, 2012
Claim	MB4664	SBI 41	256	Sep 29, 2003	Sep 29, 2012
Claim	MB2426	SB 2	120	Nov 15, 2002	Nov 15, 2012
Claim	MB2435	SB 3	48	Nov 15, 2002	Nov 15, 2012
Claim	MB2436	SB 4	105	Nov 15, 2002	Nov 15, 2012
Total: 40			9,328

North Thompson (Bedrock-Hosted Mineral Exploration Licences): : The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

North Thompson Mineral Exploration Licences were transferred from VMS Ventures Inc. to North American Nickel Inc. (342B, 364A, 401A transferred in December 2010 and 403A, 405A, 406A, 407A and 419A transferred in March 2011). The mineral rights are retained, during the term of the licence, as long as the required work commitments are met on each Mineral Exploration Licence.  If mineral rights are to be retained at the end of the 2nd term then the Mineral Exploration Licence area must either be converted to claims or application made for a new licence.

Annual work requirements for Mineral Exploration Licence are as follows:

Zone A (3 year term to a maximum of  2 terms):
Area designated as Zone A - 3 Year Term:
$1.25 in the first year of the licence
$5.00.ha in the second year
$7.50/ha in the 3rd year
$10.00/ha in the 4th year of the licence
$12.50/ha in the 5th year of the licence
$15.00/ha in the 6th year of the licence

Zone B (5 year term to a maximum of  2 terms):
$0.50 per hectare in the first year of the licence
$1.00 per hectare in the second year of the licence
$1.50 per hectare in the third year of the licence
$3.00 per hectare in the fourth year of the licence
$4.00 per hectare in the fifth year of the licence
$4.00 per hectare in each of the sixth and seventh years of the licence
$5.00 per hectare in each of the eighth and ninth years of the licence
$6.00 per hectare in the 10th year of the licence

Field work is completed and an assessment report compiled, along with a statement of expenditures, and submitted to the Manitoba Mining Recorder by North American Nickel employees.  If no work has been carried out a refundable cash deficiency payment can be submitted in lieu of work. The required work commitments are submitted to the Manitoba Mines Branch, on a form supplied by the Mines Branch, by Janelle Toffan of Ens Land Management who has been contracted by North American Nickel as Lands Manager. Submission must occur on or before the Mineral Exploration expiry date (Annual Anniversary Date +90 days).  If any changes are to occur (reduction in size, conversion to claims or surrender of licence) notice must be submitted to the Recorder on or before the Annual Anniversary date. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

Eight North Thompson Licences currently encompass an area of approximately 315,842 hectares.

A property list and a detailed magnetic survey map are presented below.

NORTH THOMPSON LICENCES (Ni)
MANITOBA
HOLDER: NORTH AMERICAN NICKEL INC

Disposition Type	Disposition No	Disposition Name	Hectares	Recording Date	Anniversary Date
MEL	342B	(YR 4) Campbell Lake	98,531	Feb 08, 2008	Feb 08, 2012
MEL	403A	(YR 1) HARDING LAKE	37,806	Feb 15, 2011	Feb 15, 2012
MEL	405A	(YR 1) ORR LAKE	39,307	Feb 15, 2011	Feb 15, 2012
MEL	406A	(YR 1) PELLETIER LAKE	24,533	Feb 15, 2011	Feb 15, 2012
MEL	407A	(YR 1) ASSEAN LAKE	28,160	Feb 15, 2011	Feb 15, 2012
MEL	419A	(YR 1) STRONG LAKE	49,555	Feb 15, 2011	Feb 15, 2012
MEL	364A	(YR 4) Strong Lake	11,286	Jun 05, 2008	Jun 05, 2012
MEL	401A	(YR 2) Orr Lake	26,664	Jul 22, 2010	Jul 22, 2012
Total: 8			315,842

South Thompson Licence (Cedar Lake: Bedrock-Hosted Mineral Exploration Licence):

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

South Thompson Mineral Exploration Licence transferred from VMS Ventures Inc. to North American Nickel Inc. in December 2010. Mineral rights are retained, during the term of the licence, as long as the required work commitments are met on each Mineral Exploration Licence.  If mineral rights are to be retained at the end of the 2nd term then the Mineral Exploration Licence area must either be converted to claims or application made for a new Licence. Annual work requirements for Mineral Exploration Licence include:

Zone B (5 year term to a maximum of  2 terms):

$0.50 per hectare in the first year of the licence
$1.00 per hectare in the second year of the licence
$1.50 per hectare in the third year of the licence
$3.00 per hectare in the fourth year of the licence
$4.00 per hectare in the fifth year of the licence
$4.00 per hectare in each of the sixth and seventh years of the licence
$5.00 per hectare in each of the eighth and ninth years of the licence
$6.00 per hectare in the 10th year of the licence

Field work is completed and an assessment report compiled, along with a statement of expenditures, and submitted to the Manitoba Mining Recorder by North American Nickel employees.  If no work has been carried out a refundable cash deficiency payment can be submitted in lieu of work. The required work commitments are submitted to the Manitoba Mines Branch, on a form supplied by the Mines Branch, by Janelle Toffan of Ens Land Management who has been contracted by North American Nickel as Lands Manager. Submission must occur on or before the Mineral Exploration expiry date (Annual Anniversary Date +90 days). If any changes are to occur (reduction in size, conversion to claims or surrender of licence) notice must be submitted the Recorder on or before the Annual Anniversary date.
Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

One South Thompson Licence currently encompasses an area of approximately 50,337 hectares.

All technical information in this Form 20-F has been reviewed by Dr. Mark Fedikow, P.Geo., the qualified person for North American Nickel Inc. under National Instrument 43-101.

A property list and a location and detailed magnetic survey map are presented below.

SOUTH THOMPSON LICENCE (Ni)
MANITOBA
HOLDER: NORTH AMERICAN NICKEL INC

Disposition Type	Disposition No	Disposition Name	Hectares	Recording Date	Anniversary Date
MEL	320B	(YR 5) Bracken Lake	50,337.00	Sep 12, 2007	Sep 12, 2012
Total: 1			50,337.00

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

Overview
With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charged PFG a modest management fee to offset its reciprocal efforts to coordinate PFG’s affairs until control of PFG was acquired. In 2006 PFG was charged $9,000 in management fees. This management function has been largely carried out by the directors and large shareholders, at their own expense. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise.

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

With the June 30, 2006 completion of the PFG acquisition the Company’s expenses became more heavily weighted in favor of the exploration work and analysis being carried out on those properties. On May 31, 2010 the Company sold its interest in PFG and at December 31, 2010 no longer holds an interest in the Pinefalls Gold Property. The Company will continue in the exploration business via the April 2010 agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and the agreement to acquire 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the Thompson Nickel Belt.

As a result of initiatives that were announced on April 6, 2010, activities will shift from the Bissett area and precious metals, to base metals in and around Sudbury Ontario, and Thompson Manitoba.

Business overview

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its two key Sudbury properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining.  The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has rights to explore the Woods Creek and Halcyon properties in the Sudbury area; and has an agreement to acquire 100% ownership to the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

The Company entered into an agreement with an independent entity to sell Outback Capital Inc., and its remaining interest in this property. This was done in order to prepare for the shift in focus from precious metals to base metals.

Fluctuations in Results
The Company’s annual operating results fluctuate, a little and revenues at this point are not generated.  Expenses fluctuate on the basis of costs for exploration and related activities, and the ever increasing administrative and other costs of complying with the various regulatory requirements of a public company. We expect that these regulatory related expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies, resulting from changes to securities legislation throughout North America.

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

B. Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s December 31, 2010 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2010, the Company had accumulated losses totaling $14,311,794 and a working capital of $556,665.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

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

A.	Directors and senior management.

Name, Municipality of Residence and Position with the Corporation	Age	Principal Occupation and Position During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	47	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Richard J. Mark North Vancouver, BC Chairman & Chief Executive Officer	60
CEO & Chairman of VMS Ventures Inc. from 2002 – present,  CEO & Chairman of Harvest Gold Corporation from 2005 – present
President & CEO of Pancontinental Uranium Corp.(formerly Centram Exploration Ltd.) from 2007 - present.

John Roozendaal Brandon, MB Director	42	President of VMS Ventures Inc. from 1996 – present President of Harvest Gold Corporation from 2005 – present

Mark Fedikow Winnipeg, MB President & Director	57	President of Mount Morgan Resources Ltd. year – present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present

James Clucas North Vancouver, BC Director	65
President of Search Minerals Inc. from June 2009 – present;  Chairman of International Nickel Ventures Corp. from August 2009 until March 2009;  President & CEO of International Nickel Ventures Corp. from February 2007 until July 2007;  President of International Nickel Ventures Corp. from September 2003, until November 2005.

Edward D. Ford (1) Whistler, B.C. Chief Financial Officer & Director	75
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

The Board has one committee, the Audit Committee, made-up of Messrs. Edward Ford, James Clucas and Douglas Ford. The Audit Committee meets with the auditors annually prior to completion of the audited financial statements and regularly with management during the fiscal year.  On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

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
The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2010 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2010 there were 35,231,730 common shares issued and outstanding.  Each of the listed persons may be reached at the Company’s head offices or #208 – 828 Harbourside Drive, North Vancouver, BC, V7P 3R9, telephone (604) 904-8481.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Principal Holders
VMS Ventures Inc.	16,800,000		47.7%

Officers and Directors
Edward Ford	342,000		1.00%
Douglas Ford	242,000		n/a
Richard J. Mark	1,075,000		3.05%
John Roozendaal	450,000	(1)	1.28%
Mark Fedikow	1,000,000	(2)	2.84%
James Clucas	100,000		n/a

All Officers and Directors as a Group (6 persons)	3,209,000		9.11%

(1) Includes 450,000 shares held  through 667961 BC Ltd.
(2) Includes 300,000 shares held directly; and 700,000 shares held through Mount Morgan Resources Ltd.

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

ITEM 9.  THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. The table below sets forth certain information regarding the price history of our common shares.  Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

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

In addition the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option, exercisable at the Company’s discretion until March 31, 2007, was exercised.

Pursuant to the terms of the subscription agreement and the option agreement, the latter having been exercised, the company owns 65.42% of the common shares of PFG.

On April 6, 2009 the company entered into an option agreement with respect to its 14 remaining claims in the Rice Lake area of Manitoba. The option provides Cougar Minerals Corporation, a corporation traded on the Canadian National Stock Exchange (CNSX) to acquire 100% of the company’s interest in these claims, and is open for exercise until April 6, 2009. The purchase price is $180,000 with $35,000 paid as a non- refundable deposit. The deposit was paid as to $10,000 cash and 500,000 of Cougar’s common shares at a deemed price of $0.05 per share.

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

Each of the agreements has the same terms and conditions which shall be continous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the employee shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the employee the amount of money due and owing to the employee hereunder to the extent accrued due to the employee to the effective date of termination.

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
All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #301 – 260 West Esplanade, North Vancouver BC V7M 3G7, Canada, Telephone 604-986-2020.

I.	Subsidiary Information
As of June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation become a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. During the year ended December 31, 2010, the Company entered into an agreement with an independent third party whereby this party acquired Outback Capital Inc.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report on Form 20-F.

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

D. Exemption From the Listing Standards for Audit Committees

Not Applicable

E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 17.  FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement.  The auditors’ report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

Independent Auditors’ Report.
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

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.  See “Item 17. Financial Statements” above.

ITEM 19.  EXHIBITS

12.1  Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2  Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1  Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2  Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
19.1  Management Discussion & Analysis as of April 19, 2011 (incorporated herein by reference to Exhibit 19.1 to the Company's Form 20-F, filed with the SEC on April 20, 2011)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC (formerly Widescope Resources Inc.)

Date: October 28, 2011	By:	/s/ Douglas E. Ford
	Name	Douglas E. Ford
	Title	Director
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

