Form 20-F
period 2011-12-31
North American Nickel Inc.
filed 2012-04-27
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
¢	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

55,058,193 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS.  These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. Please note that our prior annual financial statements were prepared in accordance with Canadian generally accepted accounting principles, which may not be comparable to IFRS.  Please refer to Note 19 of our annual financial statements included herein for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A.	Selected financial data.

The following selected financial data has been extracted from the consolidated financial statements for the last five years which the consolidated financial statements for the years 2007-2009 have been prepared pursuant to Canadian generally accepted accounting principles (“GAAP”) and the consolidated financial statements for the years 2010 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010.   Where material differences exist between Canadian and US GAAP, corresponding comparison data has been provided in US GAAP for clarity.

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

North American Nickel Inc. (formerly Widescope Resources Inc.)
Selected Financial Data in accordance with United States GAAP for the years 2009, 2008 and 2007 Selected Financial Data in accordance with IFRS for the years 2011 and 2010
(Expressed in Canadian Dollars)
	Years Ended December 31
	2011		2010	2009	2008	2007
Net operating revenues		$0	0	0	0	0

Loss from continued operations		$0	0	(35,773)	(59,776)	(56,820)
Income from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Net loss		$(1,160,819)	(538,461)	(117,645)	(205,221)	(56,820)
Comprehensive loss		$(1,084,191)	(529,808)	(93,120)	(205,221)	(56,820)

Loss per share from continued operations		$(0.02)	(0.03)	(0.02)	(0.04)	(0.01)
Income per share from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a	N/a	N/a

Share capital		$18,782,644	15,310,333	13,649,333	13,649,333	13,649,333
Common shares issued		55,058,193	35,231,730	5,441,730	5,441,730	5,441,730
Weighted average shares outstanding		46,464,082	19,941,566	5,441,730	5,441,730	5,441,730

Total assets		$6,109,703	1,363,910	153,074	46,312	74,339

Net assets (liabilities)		$5,943,608	1,234,383	(106,684)	(104,642)	(44,086)

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0	0	0
Exchange rates (Cdn$ to U.S.$) period average		$1.0110	0.9709	0.8757	0.9371	0.9304

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low
October 2011	$0.9853	0.9753
November 2011	$0.9785	0.9711
December 2011	$0.9807	0.9733
January 2012	$0.9902	0.9841
February 2012	$1.0050	1.0003
March 2012	$1.0085	1.0037
Exchange rate (CDN$ to U.S.$) April 23, 2012	$1.0064

B.  Not required

C.  Not required

D.	Risk factors.

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

Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. Subsequent to December 31, 2011, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

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

Post Creek (Bedrock-hosted Mineral Exploration Claims): The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. (previously “FNX Mining”). The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (past production of 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 grams/tonne total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion soil geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold. A representative rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property. Recent exploration has documented the presence of a previously unrecognized zone of brecciated rocks with quartz diorite and partial melt fragments and disseminated pyrrhotite, chalcopyrite and lesser pyrite.  A ground geophysical survey and diamond drill program has recently been completed. Assay results from drill core samples indicate low but anomalous base and precious metal contents.

A NI 43-101 compliant Technical Report has been commissioned, with Dr. Walter Peredery, formerly of
INCO, as the author and subsequently accepted by the regulatory authorities.

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

POST CREEK OPTION (Ni)
ONTARIO
HOLDER: John Gregory Brady / North American Nickel

Disposition Type	Disposition No	Township	Hectares	Recording Date	Anniversary Date
HOLDER:	John Gregory Brady
Claim	1094824	NORMAN	16	Apr24,1990	Apr24,2015
Claim	1094825	NORMAN	16	Apr24,1990	Apr24,2015
Claim	1094826	NORMAN	16	Apr24,1990	Apr24,2015

Claim	1094834	NORMAN	16	Apr24,1990	Apr24,2015
Claim	1094835	NORMAN	16	Apr24,1990	Apr24,2015
Claim	1117878	NORMAN	16	Jan25,1991	Jan25,2015
Claim	1117879	NORMAN	16	Jan25,1991	Jan25,2015
Claim	1117880	NORMAN	16	Jan25,1991	Jan25,2015
Claim	1117881	NORMAN	16	Jan25,1991	Jan25,2015
Claim	1117882	NORMAN	16	Jan25,1991	Jan25,2015
Claim	1198500	NORMAN	16	Jun27,1995	Jun27,2015
Claim	1222817	NORMAN	64	Mar13,1997	Mar13,2015
Claim	1222896	NORMAN	16	Mar13,1997	Mar13,2015
Claim	1222897	NORMAN	16	Mar13,1997	Mar13,2015
Claim	854182	NORMAN	16	Aug19,1985	Aug19,2015
Claim	854183	NORMAN	16	Aug19,1985	Aug19,2015
Claim	854184	NORMAN	16	Aug19,1985	Aug19,2015
Claim	854185	NORMAN	16	Aug19,1985	Aug19,2015
Claim	854186	NORMAN	16	Aug19,1985	Aug19,2015
Claim	854571	PARKIN	16	Nov25,1985	Nov25,2015
Claim	854572	PARKIN	16	Nov25,1985	Nov25,2015
Claim	854573	NORMAN	16	Nov25,1985	Nov25,2014
Claim	854574	PARKIN	16	Nov25,1985	Nov25,2015
Claim	864654	NORMAN	16	Nov25,1985	Nov25,2015
Claim	864655	NORMAN	16	Nov25,1985	Nov25,2015
Claim	864656	NORMAN	16	Nov25,1985	Nov25,2015
Claim	894711	NORMAN	16	May08,1986	May08,2015
Claim	894712	NORMAN	16	May08,1986	May08,2015
Claim	894713	NORMAN	16	May08,1986	May08,2015
Claim	894746	NORMAN	16	May08,1986	May08,2015
Claim	894747	NORMAN	16	May08,1986	May08,2015
Claim	894748	NORMAN	16	May08,1986	May08,2015
Total:32			560

HOLDER:	NorthAmericanNickel
Claim	4267494	PARKIN	64	Aug07,2011	Aug17,2013
Total:1			64

TotalALL:33			624

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

As of December 31, 2011, the Company decided not to further pursue the Bell Lake Property and accordingly the property was written-off.

A property list and a location map are given below.

BELL LAKE OPTION (Ni)
ONTARIO
HOLDER: David Beilhartz

Disposition Type	Disposition No	Township	Hectares	Anniversary Date
Patent	LOT 11, CON 5	LORNE	102.39	Jan 25, 2012
Total: 1			102.39

Halcyon (Bedrock-Hosted Mineral Exploration Claims): The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of KGHM International Ltd. (previously “FNX Mining”). Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km north of the property.

Option Agreement dated April 5, 2010 between John and Marie Brady and Widescope Resources Inc.  now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010.
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

HALCYON OPTION (Ni)
ONTARIO
HOLDER:John Gregory Brady

Disposition Type	Disposition No	Township	Hectares	Recording Date	Anniversary Date
Claim	1043484	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043485	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043486	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043487	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043488	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043489	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043490	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1043491	AYLMER	16.00	Jan16,1989	Jan16,2012
Claim	1117883	PARKIN	16.00	Jan25,1991	Jan25,2012
Claim	1117884	PARKIN	16.00	Jan25,1991	Jan25,2012
Claim	1013217	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1013393	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1013395	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1013396	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043292	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043293	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043294	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043295	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043296	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043297	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043492	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043493	PARKIN	16.00	Jan26,1989	Jan26,2012
Claim	1043497	PARKIN	16.00	Jan30,1989	Jan30,2012
Claim	1043498	PARKIN	16.00	Jan30,1989	Jan30,2012

Claim	648539	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	648540	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	648547	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	648548	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	648699	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	648700	PARKIN	16.00	Mar04,1983	Mar04,2012
Claim	682108	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682109	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682110	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682111	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682112	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682113	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682278	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682279	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682280	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682281	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682282	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682283	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	682284	PARKIN	16.00	Mar14,1983	Mar14,2012
Claim	1211386	PARKIN	32.00	May27,1996	May27,2012
Claim	894924	PARKIN	16.00	Jun12,1986	Jun12,2012
Claim	894925	PARKIN	16.00	Jun12,1986	Jun12,2012
Claim	1042958	PARKIN	16.00	Dec12,1988	Dec12,2012
Claim	1042959	PARKIN	16.00	Dec12,1988	Dec12,2012
Claim	1042960	PARKIN	16.00	Dec12,1988	Dec12,2012
Claim	994723	PARKIN	16.00	Dec23,1987	Dec23,2012
Claim	994724	PARKIN	16.00	Dec23,1987	Dec23,2012
Claim	994725	PARKIN	16.00	Dec23,1987	Dec23,2012
Claim	994726	PARKIN	16.00	Dec23,1987	Dec23,2012
Total: 53			864.00

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

As of December 31, 2011, the Company decided not to further pursue the Woods Creek Property and accordingly the property was written-off.

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

Wahnapitae Intrusive Complex Property (Bedrock-Hosted Mineral Exploration Claims): The WIC Property is situated 13 km southeast of Sudbury and 1 km south of Trans Canada Highway 17 at the community of Wahnapitae. It is an elongate 5.6 km by 2.4 km layered mafic intrusion trending northeast-southwest that comprises nickel-copper-PGE mineralized gabbro-norite and a gabbro “Injection Breccia Zone”. The gabbro-norite segment includes massive and layered olivine-bearing norite, norite and gabbro whereas the Injection Breccia Zone consists of massive to fine- and coarse-grained gabbro. Geochemical and mineralogical studies at Laurentian University (Sudbury, Ontario) indicate the norite and gabbro have been intruded into continental settings near a plate margin with evidence to suggest up to 40% contamination of the parent magma with continental crust material. Depletion of nickel and copper in the gabbro-norite indicates some fractionation of these metals has occurred.

The WIC Property has received only sporadic exploration and no systematic programs using modern techniques and technologies have been applied to the property. Historic work along the southern edge of the WIC Property has documented the presence of extensive zones of gossanous outcrop. Public records show that other sampling of mineralization within the project area show enrichment in Ni-Cu-Co-PGMs.  Early ground geophysical surveys outlined multiple electromagnetic conductors at the southern edge of the Complex that were never drill tested and large north-south magnetic anomalies have been delineated at the eastern edge of the Complex

Option Agreement dated April 17, 2012 between John Brady, Cecil Johnson and Widescope Resources Inc.  now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement.

Upon completion of the Option Agreement the property will be transferred to North American Nickel and Brady and Johnson will retain retain a 2% net smelter royalty (“NSR”) in the WIC Property and the Company will be required to make advance NSR payments of $8,000 per annum, commencing in August of 2015.  The Company has the right to buy back 50% of the NSR for $1,000,000 at any time prior to the commencement of commercial production on the WIC Property.  The claims are held by John Gregory Brady and Cecil Johnson. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.

Field work is commencing and will be compiled and filed, along with a statement of expenditures, with the Ontario Ministry of Development and Mines by North American Nickel employees.  The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry.  Provided John Brady and/or Cecil Johnson gives authorization to Janelle Toffan of Ens Land Management (contracted by North American Nickel to manage lands) to act as agent on their behalf, Ens Land Management will submit the annual renewal on or before the claims Annual Anniversary dates.  If authorization is not given then John Brady and/or Cecil Johnson will make the submission. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

The property consists of 10 claims which encompass an area of approximately 768 hectares in Dryden and Cleland Townships.

A property claims list and a location map are given below.

DISPOSITION TYPE	Disposition No	TOWNSHIP	Recording Date	Anniversary Date	Ha	Units	Work Requirement	Excess Credits	Reserve
Claim	4268270	Dryden	3/17/2012	3/17/2014	96	6	$2,400.00	-	-
Claim	4268088	Dryden	12/12/2011	12/12/2013	32	2	$800.00	-	-
Claim	4244057	Dryden	5/8/2009	5/8/2012	128	8	$3,200.00	-	-
Claim	4260807	Dryden	1/4/2011	1/4/2013	48	3	$1,200.00	-	-
Claim	4240845	Dryden	5/8/2009	5/8/2012	256	16	$6,400.00	-	-
Claim	4260806	Dryden	1/4/2011	1/4/2014	64	4	$1,600.00	-	$6,234.00
Claim	4268094	Dryden	12/12/2011	12/12/2013	32	2	$800.00	-	-
Claim	4268173	Dryden	3/17/2012	3/17/2014	32	2	$800.00	-	-
Claim	4241750	Dryden	3/5/2010	3/5/2013	48	3	$1,200.00	-	-
Claim	4268093	Cleland	1/10/2012	1/10/2014	32	2	$800.00	-	-
					768	48	$9,600.00
							$19,200.00

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

South Bay (Bedrock-Hosted Mineral Exploration Claims): Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven representative samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 0.069% Co and 1.32 grams/tonne PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

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

The South Bay property consists of 20 claims that currently encompass an area of approximately 4264 hectares.

A property claims list and a location map are presented below.

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

Field work is completed and an assessment report compiled, along with a statement of expenditures, and submitted to the Manitoba Mining Recorder by North American Nickel employees.  If no work has been carried out a refundable cash deficiency payment can be submitted in lieu of work. The required work commitments are submitted to the Manitoba Mines Branch, on a form supplied by the Mines Branch, by Janelle Toffan of Ens Land Management who has been contracted by North American Nickel as Lands Manager. Submission must occur on or before the Mineral Exploration expiry date (Annual Anniversary Date +90 days).  If any changes are to occur (reduction in size, conversion to claims or surrender of licence) notice must be submitted to the Recorder on or before the Annual Anniversary date. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.  The licences were reduced in size based on a review of exploration results to date.
Select VTEM airborne geophysical anomalies are currently being assessed for modeling and diamond drilling.

Eight North Thompson Licences currently encompass an area of approximately 58,448 hectares.

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

Greenland nickel properties:

Maniitsoq (Greenland Mineral Exploration Licence 2011/54):

The property consists of mineral exploration licence number 2011/54 issued by the Greenland Bureau of Minerals and Petroleum in July, 2011.  The licence covers 4,841 km2 and gives North American Nickel Inc. the exclusive right to explore for any mineral resource except hydrocarbons and radioactive elements within the licence area. The licence is situated along the south west coast of Greenland between latitude 64°53′ N and 65°47′ N and longitude 50°54′ W and 52°50′ W.  The village of Maniitsoq (population 2,784) is located 4 km east of the western boundary of the licence.

The licence includes numerous high-grade nickel – copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions, which were discovered between 1963 and 1973 by a company called Kryolitselskabet Øresund A/S company (KØ). KØ tested many of the showings with very shallow (average hole length was less than 55 meters) and several significant intersections were reported including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 m averaging 2.24% Ni and 0.63% Cu at Fossilik II.

In the 1990’s the licence area was explored by Falconbridge Limited and Cominco Ltd.  Airborne and surface geophysical surveys as well as prospecting were conducted and much of the historical KØ drill core was re-analyzed. The work confirmed the previous KØ results but failed to identify any drill targets and no drilling was done.

Also in the 1990’s the area was prospected for diamonds by Platinova and Monopros. Platinova drilled five holes to test diamond targets. One of the holes intersected 30 centimeters of kimberlite while the remainder intersected barren granitic gneiss and granodiorite.

In 2006, NunaMinerals A/S drilled three shallow (51 to 105 meters long) holes to test a platinum-palladium-gold occurrence in the southern part of the licence but no significant mineralization was intersected.

North American Nickel acquired the licence because it believed that modern helicopter-borne time domain electromagnetic (TEM) systems would be much more effective at detecting potentially economic nickel sulphide deposits than geophysical techniques previously employed in the licence area.

In 2011, North American Nickel completed a brief field program, that confirmed the location of key mineral occurrences and historical drill holes, and flew 2,317 line-kilometers of helicopter-borne TEM and magnetic surveys over two areas totalling about 373 square kilometres.  Interpretation of the data identified 25 conductive zones, some of which corresponded to known nickel mineralization.  Eighteen of the zones have been modeled in three-dimensions and three have been prioritized for follow-up in 2012 by surface prospecting and possibly drilling. Additional helicopter TEM surveying is also planned for 2012 to cover prospective areas not flown in 2011.

A map showing the location of the licence, nickel sulphide occurrences (red stars) and 2011 helicopter TEM and magnetic survey areas (outlined in blue) is presented below. The geology base map is from the 1:500,000 scale series Geological Map of Greenland published by the Geological Survey of Greenland and Denmark.

KEY MAP
GREENLAND
MAP AREA
NUUK
Narsarsuaq
500 km
Iskappe
Hellicopter TEM Survey Block 2
Hellicopter TEM Survey Block 1
Pingo
70-21
Mikissoq
Iluileq
Camp Area
Quagssuk
Fossilik I
Spotty Hill
Fossilik II
Imiak Hill
Kajortoq
Maniitsoq
Søndre Isortoq
72-72
Kitâta Taserssuatia
Sikolik
Davis Strait
Nunanguit
Qerrulik
Miaggoq
65-41
Fiskevandet
Kangia-Kitaa
Atangmik
Qeqqata
Fiskefjord
Kilometers
0 5 10 15 20
Legend
NAN mineral exploration licence 2011/54
Area flown with helicopter TEM and magnetics in 2011
Nickel sulphide occurrence
Community boundary
Town
Village
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southwest Greenland
PROPERTY GEOLOGY MAP
Drawn by J. Pattison
25-April-2012
53°0'W
52°30'W
52°0'W
51°30'W
51°0'W
65°45'N
65°30'N
65°15'N
65°0'N
64°45'N

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Refer to Note 19 to the consolidated financial statements for a description of transactions that were subject to material measurement differences between Canadian GAAP and U.S. GAAP under Item 17.

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

As a result of initiatives that were announced on April 6, 2010, activities will shift from the Bissett area and precious metals, to base metals in and around Sudbury Ontario, and Thompson Manitoba. As of August 15, 2011, activities also included work on an exploration program on the Maniitsoq Property in Greenland

Business overview

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its two key Sudbury properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. (previously “FNX Mining”).  The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dike or MOD. The MOD is interpreted to be an extension of the Worthington Offset dike which is a 10- to 11-kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has rights to explore the Woods Creek and Halcyon properties in the Sudbury area; and has an agreement to acquire 100% ownership to the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba.

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

With the April 2010 entry into the arena of base metal exploration the Company expects to report significant additional expenses in the future related to the exploration activities undertaken in the Sudbury area of Ontario, the Thompson Nickel Belt in Manitoba and the Maniitsoq Property in Greenland.  Following the expected sale of Outback Capital Inc., the Company will have no further expenses related to exploration in the Bissett area.

B. Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s December 31, 2011 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”)..

As at December 31, 2011, the Company had accumulated losses totaling $15,342,641 and a working capital of $1,211,510.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2011 the Company had cash of $421,046 and working capital of $1,211,510.

C. Research and development, patents and licenses, etc.
Not applicable

D. Trend information
The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation
The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2011.

Quantitative and Qualitative Disclosures about Market Risk
Not applicable to the Company.

E.	Off-balance sheet arrangements
Not applicable

F.	Tabular disclosure of contractual obligations
Not applicable

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 3 to the consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements requires management to make certain judgments and estimates.  Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Determination of exploration and evaluation assets reserves and exploration and evaluation assets estimates

The required process of estimating reserves of exploration and evaluation assets is critical to several accounting estimates that appear in our financial disclosures.  It requires significant judgments based on available geological, geophysical, engineering and economic data.  These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change.  Reserve estimates impact net income through depletion and the application of an impairment test.  Revisions or changes in the reserve estimates can have either a positive or negative impact on net income.

Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Determination of the fair value of share-based compensation

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS’s, IAS’s, IFRIC’s and the former SIC’s.

Note 19 to the financial statements for the year ended December 31, 2011 provides details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

The Company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to the Company’s accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on the Company’s key internal performance ratios or compensation plans.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements, which may be applicable to the Company:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)
iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)
iv.	IFRS 13, Fair value Measurement (“IFRS 13”)
v.	IAS 1, Presentation of Financial Statements (“IAS 1”)

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.
IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.
IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iv.
IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).
This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early

v.
IAS 1 (“IAS 1”) Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The Company does not expect a material impact as a result of the amendment.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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

A.	Directors and senior management.

Name, Municipality of Residence and Position with the Corporation	Age	Principal Occupation and Position During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	48	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Richard J. Mark North Vancouver, BC Chairman & Chief Executive Officer	61
CEO & Chairman of VMS Ventures Inc. from 2002 – present,  CEO & Chairman of Harvest Gold Corporation from 2005 – present
President & CEO of Pancontinental Uranium Corp.(formerly Centram Exploration Ltd.) from 2007 - present.

John Roozendaal Brandon, MB Director	43	President of VMS Ventures Inc. from 1996 – present President of Harvest Gold Corporation from 2005 – present

Mark Fedikow Winnipeg, MB President & Director	58	President of Mount Morgan Resources Ltd. year – present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present

James Clucas North Vancouver, BC Director	66
President of Search Minerals Inc. from June 2009 – present;  Chairman of International Nickel Ventures Corp. from August 2009 until March 2009;  President & CEO of International Nickel Ventures Corp. from February 2007 until July 2007;  President of International Nickel Ventures Corp. from September 2003, until November 2005.

Edward D. Ford (1) Whistler, B.C. Chief Financial Officer & Director	76
Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

(1) Edward Ford is the father of Douglas Ford.

B.	Compensation.
Management compensation is determined by the board of directors based on competitive prices for services provided.  During the year ended December 31, 2011, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $108,000 in management fees, paid or accrued a total of $59,500 in geological consulting fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2011, the Company paid no compensation to Directors for acting as Directors.  The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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
Effective at December 31, 2011 the Company had a few salaried employees.

E.	Share ownership.
A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.  During the year 2,050,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major shareholders.
The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2011 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2011 there were 55,058,193 common shares issued and outstanding.  Each of the listed persons may be reached at the Company’s head offices or #208 – 828 Harbourside Drive, North Vancouver, BC, V7P 3R9, telephone (604) 904-8481.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Principal Holders
VMS Ventures Inc.	21,825,000		40.0%

Officers and Directors
Edward Ford	382,000		n/a
Douglas Ford	242,000		n/a
Richard J. Mark	1,850,000		3.36%
John Roozendaal	773,000	(1)	1.40%
Mark Fedikow	1,000,000	(2)	1.82%
James Clucas	100,000		n/a

All Officers and Directors as a Group (6 persons)	4,347,000		7.90%

(1) Includes 450,000 shares held  through 667961 BC Ltd.
(2) Includes 300,000 shares held directly; and 700,000 shares held through Mount Morgan Resources Ltd.

The Company issued 4,545,463 common shares for a private placement of flow-through shares at $0.22 per share, for proceeds of $1,000,002. On issuance, the Company bifurcated the flow-through share into i) a flow-through share premium of $90,909,  investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital $909,093. To December 31, 2011, the Company expended $842,907 in eligible exploration expenditures and, accordingly, the deferred income tax liability was reduced to $14,281.

The Company issued 11,000,000 units for a private placement at $0.20 per share, for proceeds of $2,200,000. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share of the Company at $0.35 per share until November 24, 2012. The Company does not separately disclose the value attributed to the warrants. The Company paid finder’s fees of $23,690 and issued 126,000 finder’s shares at a fair value of $25,200 in relation to the private placement.  The Company also issued 243,950 finder’s warrants, which are exercisable at $0.35 until November 24, 2012. The Company valued the warrants at $36,592 using the Black-Scholes pricing model the following inputs: Expected dividend yield: 0%; expected share price volatility: 538%; risk-free interest rate: 1.51% and expected life: 1.5 years.

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
During the fiscal year ended December 31, 2011, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2011, a director and a company in which a director has an interest charged the Company $108,000 (2010: $90,000, 2009: $24,000) for rent and management fees.

During the year ended December 31, 2011, a company in which a director has an interest charged the Company $Nil (2010: $19,000, 2009: $Nil) for consulting fees.

During the year ended December 31, 2011, a company in which a director has an interest charged the Company $Nil (2010: $11,772, 2009: $Nil) for professional fees.

During the year ended December 31, 2011, a director charged the Company $36,783 (2010: $26,833, 2009: $Nil) for consulting services. $26,833 (2010 - $26,833, 2009 - $Nil) has been recorded in consulting services as deferred exploration costs for mineral properties and $22,717 (2010 - $1,167, 2009 - $Nil) has been recorded in consulting fees on the statements of operations.

During the year ended December 31, 2011, Nil common shares (2010 - 2,640,000 common shares at a fair value of $132,000) were issued to a company in which a director has an interest for settlement of debt.

During the year ended December 31, 2010, the Company entered into a purchase and sale agreement with directors in common for the Manitoba Nickel Properties.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties.
Amounts due to related parties of $27,222 (2010 - $87,094) owing to directors of the Company and companies in directors have an interest. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

C.	Interests of experts and counsel
Not required.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1.

B.  Significant Changes

The Company is not aware of any significant change since December 31, 2011 that is not otherwise reported in this filing.

ITEM 9.  THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”; and on May 30, 2011 our common shares were listed on the TSX Venture Exchange under the symbol “NAN". The table below sets forth certain information regarding the price history of our common shares.  Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

Period	OTCbb High (USD)	OTCbbLow (USD)	TSXv High (C$)	TSXv Low (C$)

Fiscal year ended December 31, 2009	$0.25	$0.02	n/a	n/a
Fiscal year ended December 31, 2010	$1.50	$0.02	n/a	n/a
Fiscal year ended December 31, 2011	$1.01	$0.09	$0.32	$0.09

Quarter ended December 31, 2010	$0.11	$0.02	n/a	n/a
Quarter ended March 31, 2011	$1.01	$0.09	n/a	n/a
Quarter ended June 30, 2011	$0.80	$0.15	$0.30	$0.19
Quarter ended September 30, 2011	$0.45	$0.10	$0.32	$0.13
Quarter ended December 31, 2011	$0.23	$0.09	$0.22	$0.09
Quarter ended March 31, 2012	$0.20	$0.09	$0.22	$0.12

Month ended October 31, 2011	$0.17	$0.17	$0.20	$0.16
Month ended November 30, 2011	$0.23	$0.09	$0.22	$0.09
Month ended December 31, 2011	$0.12	$0.09	$0.16	$0.10
Month ended January 31, 2012	$0.20	$0.09	$0.20	$0.12
Month ended February 28, 2012	$0.18	$0.16	$0.20	$0.16
Month ended March 31, 2012	$0.22	$0.16	$0.22	$0.16
Month ended April 30, 2012 (1)	$0.18	$0.16	$0.19	$0.16

(1) Through April 23, 2012

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

The Company entered into an arm’s length IP and Data Acquisition Agreement with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell certain IP and Data rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants (issued), 6,480,000 to each of Hunter and Spar exercisable for a period of 5 years.

The warrants are exercisable at the following prices:
- 4,750,000 of the warrants are at a price of $0.50 per share;
- 4,750,000 of the warrants are at a price of $0.70 per share and
- 3,460,000 of the warrants are at a price of $1.00 per share.

The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Property or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes pricing model, with the following inputs: Expected dividend yield: 0%; expected share price volatility: 324%; risk-free interest rate: 1.43% and expected life: 5 years.

The Company also granted each of Hunter and Spar or their designates a 1.25% NSR, subject to rights of the Company to reduce both royalties to a 0.5% NSR upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the Maniitsoq Property.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

C. Principal Accounting Fees and Services
(a) Audit Fees
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $25,000 in the year ended December 31, 2011, $27,400 for audit fees in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.  The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(b) Audit Related Fees
DMCL billed the Company $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(c) Tax Fees
DMCL did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(d) All Other Fees
DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2011 and 2010.
Consolidated Statements of Comprehensive Loss as at December 31, 2011, 2010 and 2009.
Consolidated Statements of cash flows for the years ended December 31, 2011, 2010, and 2009.
Notes to the consolidated financial statements.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.  See “Item 17. Financial Statements” above.

ITEM 19.  EXHIBITS

12.1  Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2  Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1  Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2  Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
19.1  Management Discussion & Analysis as of April 23, 2012

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC (formerly Widescope Resources Inc.)

Date: April 27, 2012	By:	/s/ Douglas E. Ford
	Name	Douglas E. Ford
	Title	Director
as duly authorized signatory

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.:

We have audited the accompanying consolidated financial statements of North American Nickel Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2011 and 2010 and January 1, 2010, and the results of its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describe certain conditions that give rise to doubt about the entity’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, B.C.
April 23, 2012

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Financial Position
(Expressed in Canadian Dollars)

		December 31,	December 31,	January 1,
	Notes	2011	2010	2010
			(Note 19)	(Note 19)
ASSETS

Current assets
Cash	4	$421,046	$659,227	$16,515
Short-term investments	5	800,759	-	-
Marketable securities		-	-	62,500
Receivables	6	133,522	26,965	4,197
Prepaid expenses and deposits		7,997	-	-
Total current assets		1,363,324	686,192	83,212

Non-current assets
Property, plant and equipment	7	9,949	-	-
Exploration and evaluation assets	8	4,736,430	677,718	101,000
Total non-current assets		4,746,379	677,718	101,000

Total assets		$6,109,703	$1,363,910	$184,212

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	9,11	$151,814	$129,527	$185,747
Total current liabilities		151,814	129,527	185,747

Non-current liabilities
Deferred income tax liability	10	14,281	-	-
Total non-current liabilities		14,281	-	-

Total liabilities		166,095	129,527	185,747

SHAREHOLDERS' EQUITY

Share capital - preferred	10	604,724	604,724	604,724
Share capital - common	10	18,177,920	14,705,609	13,044,609
Share-based payments reserve	10	2,503,605	182,500	-
Accumulated other comprehensive loss/income		-	-	24,525
Deficit		(15,342,641)	(14,258,450)	(13,728,642)
Total shareholders' equity		5,943,608	1,234,383	(54,784)

Non-controlling interest		-	-	53,249

Total equity		5,943,608	1,234,383	(1,535)

Total liabilities and equity		$6,109,703	$1,363,910	$184,212

APPROVED BY THE DIRECTORS:

______________________________, Director	______________________________, Director
Rick Mark	Edward D. Ford

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Comprehensive Loss
(Expressed in Canadian Dollars)
For the year ended December 31, 2011

		Year Ended
		December 31,	December 31,
	Notes	2011	2010
			(Note 19)
Expenses
Amortization		$1,911	$-
Consulting	11	45,547	25,556
Filing fees		65,402	40,856
Investor relations		51,190	23,101
General and administrative		20,274	18,294
Management fees	11	108,000	90,000
Marketing and corporate communications		7,500	-
Professional fees	11	120,719	132,730
Property investigation		4,845	-
Salaries		52,002	22,115
Share-based payments	10	383,750	182,500
Travel and accommodation		15,411	-

Loss before other items		(876,551)	(535,152)

Other items:
Loss on sale of subsidiary (Note 4)	8	-	(7,163)
Gain on sale of marketable securities (Note 3)		-	3,854
Impairment of exploration and evaluation assets	8	(267,462)	-
Foreign exchange loss		(16,806)	-

Loss before income taxes		(1,160,819)	(538,461)
Future income tax recovery (expense)		76,628

Loss before non-controlling interest		(1,084,191)	(538,461)
Non-controlling interest		-	8,653

Comprehensive loss for the year		(1,084,191)	(529,808)

Loss per common share - basic and diluted		$(0.02)	$(0.03)

Weighted average number of common shares outstanding
- basic and diluted		46,464,082	19,941,566

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Changes In Equity
(Expressed in Canadian Dollars)
For the year ended December 31, 2011

	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Accumulated other comprehensive loss	Deficit	Non-controlling interest	Total

Balance at January 1, 2010	5,441,730	$13,044,609	$604,724	$-	$24,525	$(13,728,642)	$53,249	$(1,535)
Loss for the year	-	-	-	-	-	(529,808)		(529,808)
Share capital issued private placement	20,000,000	1,100,000	-	-	-	-		1,100,000
Shares issued to acquire mineral properties	7,150,000	429,000	-	-	-	-		429,000
Shares issued for debt	2,640,000	132,000	-	-	-	-		132,000
Stock options issued	-	-	-	182,500	-	-		182,500
Sale of subsidiary							(53,249)	(53,249)
Reversal of accumulated other comprehensive income
upon sale of subsidiary	-	-	-	-	(2,616)	-		(2,616)
Available-for-sale investment	-	-	-	-	(21,909)	-		(21,909)

Balance at December 31, 2010	35,231,730	14,705,609	604,724	182,500	-	(14,258,450)	-	1,234,383

Loss for the period	-	-	-	-	-	(1,084,191)		(1,084,191)
Share capital issued private placement	15,545,463	3,200,002	-	-	-	-		3,200,002
Flow-through premium		(90,909)	-	-	-	-		(90,909)
Shares issued to acquire mineral properties	950,000	95,000	-	-	-	-		95,000
Shares issued for finders fee	200,000	28,000		-	-	-		28,000
Stock options issued	-	-	-	471,250	-	-		471,250
Warrants exercised	3,005,000	300,500		-	-	-		300,500
Warrants issued	-	-	-	1,813,263	-	-		1,813,263
Share issue costs	126,000	(60,282)	-	36,592	-	-		(23,690)

Balance at December 31, 2011	55,058,193	$18,177,920	$604,724	$2,503,605	$-	$(15,342,641)	$-	$5,943,608

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
For the year ended December 31, 2011

	Year Ended
	December 31,	December 31,
	2011	2010
OPERATING ACTIVITIES
Net loss for the period	$(1,084,191)	$(529,808)
Items not affecting cash
Non-controlling interest	-	(8,653)
Amortization	1,911	-
Share-based payments	383,750	182,500
Future income tax recovery	(76,628)	-
Loss on sale of subsidiary	-	7,163
Gain on sale of marketable securities	-	(3,854)
Impairment of exploration and evaluation assets	267,462	-
	(507,696)	(352,652)
Changes in non-cash working capital items:
Receivables	(106,557)	(27,362)
Prepaid expenses	(7,997)	-
Trade payables and accrued liabilities	(75,329)	97,159
Cash used in operating activities	(697,579)	(282,855)

INVESTING ACTIVITIES
Proceeds on sale of subsidiary	-	52,606
Proceeds from the sale of marketable securities	-	8,854
Expenditures on exploration and evaluation assets	(2,204,795)	(235,893)
Short-term investment	(800,759)	-
Purchase of equipment	(11,860)	-
Cash used in investing activities	(3,017,414)	(174,433)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	3,476,812	1,100,000
Cash provided by financing activities	3,476,812	1,100,000

Change in cash during the year	(238,181)	642,712

Cash at beginning of year	659,227	16,515

Cash at end of year	$421,046	$659,227

Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

Supplemental cash flow information - (Note 15)

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (formerly Widescope Resources Inc.) (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

On April 7, 2010, and effective May 31, 2010, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) whereby it agreed to sell its 65.42% interest in Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta exploration company. On April 19, 2010, the Company changed its name from Widescope Resources Inc. to North American Nickel Inc., consolidated its common share capital on a 1:2 basis, whereby each two old shares were exchanged for one new share, and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value (Note 10).  All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The consolidated financial statements were authorized for issue on April 23, 2012 by the Board of Directors of the Company.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Statement of compliance and conversion to International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and these consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described below.

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 19, these consolidated financial statements have been prepared using the historical cost basis and the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 19 discloses the impact of transition to IFRS on the Company’s reported financial positions, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2011.

Basis of preparation
These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

Basis of consolidation
These financial statements ending December 31, 2011 include only the accounts of the Company and the comparative periods include the Company and the total operating activities of its 65.42% owned subsidiary, PFG, up to May 31, 2010, when PFG was sold. All intercompany balances and transactions have been eliminated on consolidation.

Estimates, assumptions and measurement uncertainty
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value , allocation of costs and or impairment of exploration and evaluation assets, determining the fair values of marketable securities and stock-based payments, asset retirement obligations, financial instruments and tax rates used to calculate deferred income tax balances.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Foreign currency translation
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets
Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of the interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments
The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by  key management personnel  on a fair value basis in accordance with a documented risk

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)
management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired orhave been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether impairment has arisen.

Loss per share
Basic loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. If the calculation results in an anit-dilutive effect then only basic income or loss per share is presented.

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes (cont’d)
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the balance sheet method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments (cont’d)
When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

Flow-through shares
The Company will from time to time, issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is offset from the flow-through proceeds and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

IAS 1 – Presentation of Financial Statements
IAS 1 – Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The Company does not expect a material impact as a result of the amendment.

IFRS 9 - Financial Instruments
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

IFRS 10 - Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not assessed the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

4. CASH

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5. SHORT-TERM INVESTMENT

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with a term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a financial institution. At December 31, 2011, the instrument was yielding an annual interest rate of 1.05% (2010 – Nil%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

6. ACCOUNTS RECEIVABLE

	December 31,	December 31,	December 31,
	2011	2010	2009
Harmonized and government taxes receivable	$133,522	$26,965	$4,197

7. PROPERTY, PLANT AND EQUIPMENT

	Exploration Equipment	Computer Software	Total		Exploration Equipment	Computer Software	Total
Cost:				Cost:
At December 31, 2010	$-	$-	$-	At January 1, 2010	$-	$-	$-
Additions	6,500	5,360	11,860	Additions	-	-	-

At December 31, 2011	$6,500	$5,360	$11,860	At December 31, 2010	$-	$-	$-

Amortization:				Amortization:
At December 31, 2010	$-	$-	$-	At January 1, 2010	$-	$-	$-
Charge for the period	1,001	910	1,911	Charge for the period	-	-	-

At December 31, 2011	$1,001	$910	$1,911	At December 31, 2010	-	-	$-

Net book value:				Net book value:
At December 31, 2010	-	-	-	At January 1, 2010	-	-	-
At December 31, 2011	$5,499	$4,450	$9,949	At December 31, 2010	$-	$-	$-

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

8. EXPLORATION AND EVALUATION ASSETS

	Canada							Greenland
	Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North	South Bay Property	Cedar Property	Maniitsoq Property	Total
Mineral Properties Acquisition

Balance, December 31, 2010	$44,000	$19,000	$33,000	$43,000	$120,333	$120,333	$120,333	$-	$500,000

Acquisition costs - cash	30,000	15,000	25,000	25,000	-	-	-	5,742	100,742
Acquisition costs - Shares	30,000	15,000	20,000	30,000	-	-	-	-	95,000
	104,000	49,000	78,000	98,000	120,333	120,333	120,333	5,742	695,742
Write-off	-	(49,000)	-	(98,000)	-	-	-	-	(147,000)
Balance, December 31, 2011	$104,000	$-	$78,000	$-	$120,333	$120,333	$120,333	$5,742	$548,742

Expenditures (recoveries)
Balance, December 31, 2010	$153,309	$20,340	$-	$560	$585	$2,523	$400	$-	$177,718

Administration	-	-	-	-	-	-	-	2,192	2,192
Assay and sampling (recovery)	45,058	90	-	-	-	-	-	9,948	55,096
Automobile costs	19,902	346	1,894	305	-	-	-	442	22,889
Claim fees/ Assessment fees	-	-	-	-	77,989	7,226	-	-	85,215
Consulting services	234,529	14,671	21,510	14,293	37,270	1,461	2,000	84,084	409,817
Drilling expenses (recovery)	146,338	24,043	-	-			-	-	170,381
Equipment and supplies	18,565	2,966	3,136	2,910	-	-	-	59,645	87,222
Equipment rental	30,512	825	1,220	825	-	-	-	10,539	43,921
Geological data (Note 10)								2,141,263	2,141,263
Licenses and fees	-	-	-	434	-	-	-	13,738	14,172
Line cutting costs	25,500	-	4,500	9,788	-	-	-	-	39,788
Camp costs	-	-	236	-			-	-	236
Shipping and printing costs	1,177	-	-	312	-	-	-	22,589	24,078
Survey costs	144,537	-	21,492	27,755	-	-	-	716,857	910,641
Stock-based compensation (note 11)	87,500	-	-	-			-	-	87,500
Telephone	-	-	-	-	-	-	-	736	736
Travel and accomodation	10,693	-	-	-	-	-	-	24,592	35,285
Recoveries	-	-		-	-	-	-	-	-
	764,311	42,940	53,988	56,622	115,259	8,687	2,000	3,086,625	4,130,432

Write-off	-	(63,280)	-	(57,182)	-	-	-	-	(120,462)

Balance, December 31, 2011	917,621	-	53,988	-	115,844	11,210	2,400	3,086,625	4,187,688

Total, Balance December 31, 2011	$1,021,621	$-	$131,988	$-	$236,177	$131,543	$122,733	$3,092,367	$4,736,430

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada
	Pinefalls Gold Property	Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North	South Bay Property	Cedar Property	Total
Mineral Properties Acquisition

Balance, December 31, 2009	$-	$7,500	$2,500	$-	$-	$-	$-	$-	$10,000

Acquisition costs - cash	-	12,500	7,500	15,000	25,000	333	333	333	61,000
Acquisition costs - Shares	-	24,000	9,000	18,000	18,000	120,000	120,000	120,000	429,000
Balance, December 31, 2010	$-	$44,000	$19,000	$33,000	$43,000	$120,333	$120,333	$120,333	$500,000

Expenditures (recoveries)
Balance, December 31, 2009	$91,000	$-	$-	$-	$-	$-	$-	$-	$91,000

Administration	-	12,140	-	-	-	-	-	-	12,140
Assay and sampling (recovery)	-	5,140	-	-	-	-	1,498	-	6,638
Automobile costs	-	7,597	1,343	-	-	-	185	-	9,125
Consulting services	-	102,267	9,956	-	150	585	840	400	114,198
Equipment and supplies	-	165	201	-	-	-	-	-	366
Equipment rental	-	20,020	8,840	-	-	-	-	-	28,860
Licenses and fees	-	-	-	-	410			-	410
Shipping and printing costs	-	2,611	-	-	-	-	-	-	2,611
Travel and accomodation	-	3,370	-	-	-	-	-	-	3,370
	-	153,310	20,340	-	560	585	2,523	400	177,718

Sale of subsidiary (Note 4)	(91,000)	-	-	-	-	-	-	-	(91,000)
	(91,000)	153,310	20,340	-	560	585	2,523	400	86,718

Balance, December 31, 2010	-	153,310	20,340	-	560	585	2,523	400	177,718

Total, Balance December 31, 2010	$-	$197,310	$39,340	$33,000	$43,560	$120,918	$122,856	$120,733	$677,718

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Pinefalls Gold
Pursuant to the completion of a subscription agreement and a share exchange agreement in April 2005, the Company acquired the net assets of PFG, including an interest in the Pinefalls Gold Property, located in the Bissett Area of Manitoba, valued at $319,306. The Company held a 65.42% interest in PFG, effective June 30, 2006.

To December 31, 2009, the Company had written-down the property to $91,000 to reflect the net estimated recoverable value, based on anticipated future cash flows. Pursuant to the Purchase Agreement, the Company sold its interest in PFG and, accordingly, at December 31, 2010 no longer holds an interest in the Pinefalls Gold Property.

The Company realized a loss on the sale of PFG of $7,163, which was the amount by which the carrying value of the net assets disposed of as of May 31, 2010, exceeded the proceeds of $52,606.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Post Creek
On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (subsequently paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013	$50,000	-	$15,000

During the year ended December 31, 2011, the Company incurred exploration costs (including capitalized stock-based compensation of $87,500) totalling $764,311 (December 31, 2010 - $153,310) in deferred exploration costs on the Post Creek Property.

The Company’s interest is subject to a 2.5% Net Smelter Royalty (“NSR”), of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek
On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario and paid a non-refundable deposit of $2,500.  The Company’s interest was subject to a 2.5% NSR.

On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Woods Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$7,500	150,000
On or before April 5, 2011 (paid and issued)	$15,000	150,000	$24,000
On or before April 5, 2012	$20,000	-	$24,000
On or before April 5, 2013	$45,000	-	$24,000

During the year ended December 31, 2011, the Company incurred $42,940 (December 31, 2010 - $20,340) in exploration costs on the Woods Creek Property.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Woods Creek (cont’d)

At December 31, 2011, the Company decided not to further pursue the Woods Creek Property and, accordingly, the property was written-off.

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (subsequently paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013	$35,000	-	$22,000

During the year ended December 31, 2011, the Company incurred $53,988 (December 31, 2010 - $Nil) in exploration costs on the Halcyon Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Bell Lake
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Bell Lake Property, located in Ontario. The property was subject to a 2.5% NSR. The Company agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$25,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	300,000	$-
On or before April 5, 2012	$40,000	400,000	$-
On or before April 5, 2013	$40,000	-	$-
On or before April 5, 2014	$80,000	-	$-

During the year ended December 31, 2011, the Company incurred $56,622 (December 31, 2010 - $560) in exploration costs on the Bell Lake Property.

At December 31, 2011, the Company decided not to further pursue the Bell Lake Property and, accordingly, the property was written-off.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Manitoba Nickel
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

(a)  Thompson North Property
During the year ended December 31, 2011, the Company incurred $115,259 (December 31, 2010 - $585) in exploration costs on the Thompson North Property.

(b)  South Bay Property
During the year ended December 31, 2011, the Company incurred $8,687 (December 31, 2010 - $2,523) in exploration costs on the South Bay Property.

(c)  Cedar Property
During the year ended December 31, 2011, the Company incurred $2,000 (December 31, 2010 - $400) in exploration costs on the Cedar Property.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. Subsequent to December 31, 2011, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

Provided that the licence area is unchanged during 2012 the Company’s minimum required exploration expenditure for the second year is DKK 7,361,890 (approximately CDN $1,307,330). However, if the licence area is reduced during 2012 the required minimum exploration expenditure will decrease by DKK 1,490 for every square kilometre relinquished. The required minimum exploration expenditures to December 31, 2015 have not yet been determined but, are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,333,870), which is adjusted each year on the basis of the change to the Danish Consumer Price Index. This assumes that the licence area remains at its current size (4,841 square kilometres). For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,041. The Company is obligated to reduce the licence area by at least 30% (1,452.3 square kilometres) by December 31, 2013.

Should the Company not incur the minimum exploration expenditures in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years.

After December 31, 2015, the Company may apply for an additional 5 years. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

9. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,	December 31,
	2011	2010	2009
Trade payables	$99,343	$3,253	$32,665
Amounts due to related parties (Note 11)	27,222	$87,094	$143,082
Accrued liabilities	25,249	39,180	10,000
	$151,814	$129,527	$185,747

10. SHARE CAPITAL

a) The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Effective April 19, 2010, the Company consolidated its common share capital on a 1:2 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

Year ended December 31, 2011:

The Company issued 950,000 common shares at a fair value of $95,000 for the acquisition of mineral properties (Note 8).

The Company issued 4,545,463 common shares for a private placement of flow-through shares at $0.22 per share, for proceeds of $1,000,002. On issuance, the Company bifurcated the flow-through share into i) a flow-through share premium of $90,909,  investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital $909,093. To December 31, 2011, the Company expended $842,907 in eligible exploration expenditures and, accordingly, the deferred income tax liability was reduced to $14,281.

The Company issued 11,000,000 units for a private placement at $0.20 per share, for proceeds of $2,200,000. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share of the Company at $0.35 per share until November 24, 2012. The Company does not separately disclose the value attributed to the warrants. The Company paid finder’s fees of $23,690 and issued 126,000 finder’s shares at a fair value of $25,200 in relation to the private placement.  The Company also issued 243,950 finder’s warrants, which are exercisable at $0.35 until November 24, 2012. The Company valued the warrants at $36,592 using the Black-Scholes pricing model the following inputs: Expected dividend yield: 0%; expected share price volatility: 538%; risk-free interest rate: 1.51% and expected life: 1.5 years.

The Company issued 200,000 common shares for a finder’s fee pursuant to an Intellectual Property and Data Acquisition Agreement (the “IP and Data Agreement”) acquired for use on the Maniitsoq Property (Note 8). The Company recorded the common shares at a fair value of $28,000, which has been included in Geological data.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

10. SHARE CAPITAL (cont’d)

b) Common shares issued and outstanding (cont’d)

Year ended December 31, 2011 (cont’d):

The Company issued 3,005,000 common shares for warrant exercises at $0.10 per share for proceeds of $300,500.

Year ended December 31, 2010:

The Company issued 2,640,000 common shares at a fair value of $132,000 for settlement of debt (Note 11).

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

The Company issued 7,150,000 common shares at a fair value of $429,000 for the acquisition of mineral properties (Note 8).

c) Preferred shares issued and outstanding

At December 31, 2011, there are 604,724 (December 31, 2010 – 604,724) preferred shares outstanding.  The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of thepreferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d) Warrants

The Company entered into an arm’s length IP and Data Acquisition Agreement with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell certain IP and Data rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants (issued), 6,480,000 to each of Hunter and Spar exercisable for a period of 5 years. The warrants are exercisable at the following prices:

4,750,000 of the warrants are at a price of $0.50 per share;
4,750,000 of the warrants are at a price of $0.70 per share and
3,460,000 of the warrants are at a price of $1.00 per share.

The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Property or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

10. SHARE CAPITAL (cont’d)

d) Warrants (cont’d)

$1,813,263 using the Black-Scholes pricing model, with the following inputs: Expected dividend yield: 0%; expected share price volatility: 324%; risk-free interest rate: 1.43% and expected life: 5 years.

The Company also granted each of Hunter and Spar or their designates a 1.25% NSR, subject to rights of the Company to reduce both royalties to a 0.5% NSR upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the Maniitsoq Property.

A continuity schedule of outstanding common share purchase warrants at December 31, 2011 is as follows:

	December 31, 2011		December 31, 2010
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	10,000,000	$0.10	-	$-
Granted	24,203,950	0.54	10,000,000	0.10
Exercised	(3,005,000)	0.10	-	-

Outstanding, end of year	31,198,950	$0.44	10,000,000	$0.10

At December 31, 2011, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
6,995,000	Dec-28-2012	0.10	0.99
11,243,950	Nov-24-2012 *	0.35	0.90
3,460,000	Aug-19-2016	1.00	4.64
4,750,000	Aug-19-2016	0.50	4.64
4,750,000	Aug-19-2016	0.70	4.64
31,198,950			2.47

18,238,950			2.47

* These warrants are subject to an acceleration clause whereby the warrant holders will be required to exercise their warrants within a period of 30 days if the Company’s common shares close at or above $0.50 per share for 20 consecutive trading days, otherwise the warrants will, if not exercised, expire at the end of such 30 day period. To December 31, 2011, the Company’s common shares have not met the criteria for accelerated exercise.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

10. SHARE CAPITAL (cont’d)

e) Stock options

The Company approved a Stock Option Plan (the “Plan”), providing the authority  to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the market price as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	3,300,000	$0.10	-	$-
Granted	2,050,000	0.23	3,300,000	0.10

Outstanding, end of year	5,350,000	$0.15	3,300,000	$0.10

The weighted average fair value at grant date of options granted during the year ended December 31, 2011 was $0.23 per option (December 31, 2010 - $0.055)

Details of options outstanding as at December 31, 2011 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining contractual life (in years)
2,950,000	2,950,000	August 27, 2015	3.66
150,000	150,000	November 25, 2015	3.90
200,000	200,000	December 15, 2015	3.96
150,000	150,000	May 24, 2016	4.40
350,000	350,000	June 29, 2016	4.50
1,450,000	1,450,000	September 6, 2016	4.69
100,000	100,000	November 24, 2016	4.90
5,350,000	5,350,000		4.05

f) Stock-based compensation

During the year ended December 31, 2011, the Company granted 2,050,000 incentive stock options to directors and employees with the maximum term of 5 years. The Company calculates the fair value of all stock options using the Black-Scholes option pricing model. The granting of these options resulted in stock-based compensation expense of $383,750 and capitalization of $87,500 to exploration and evaluation assets. The options granted vested upon issuance.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

10. SHARE CAPITAL (cont’d)

f) Stock-based compensation (cont’d)

During the year ended December 31, 2010, the Company granted 3,300,000 incentive stock options to directors, officers and employees. The granting of these options resulted in stock-based compensation expense of $182,500 which was recorded as stock-based compensation expense on the statements of operations.  The options granted vested upon issuance.

The fair value of stock options granted during the year ending December 31, 2011 was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31, 2011	December 31, 2010
Expected dividend yield	0%	0%
Expected share price volatility	618.59% - 767.95%	214.74%
Risk-free interest rate	1.56% - 2.57%	2.16%
Expected life of options	1.5 and 5 years	5 years

11. RELATED PARTY TRANSACTIONS

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$27,222	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2011	2010
Geological consulting fees - expensed	$22,717	$1,167
Geological consulting fees - capitalized	36,783	26,833
Management fees - expensed	108,000	90,000
Stock-based compensation	150,000	-
	$317,500	$118,000

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

11. RELATED PARTY TRANSACTIONS (cont’d)

In addition, the Company entered into the following transactions:

(a)	recorded $Nil (2010 - $19,000) for consulting fees to a company in which a director has an interest;
(b)	recorded $Nil (2010 - $11,772) for professional fees to a company in which a director has an interest;
(c)	during the year ended December 31, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common for the acquisition mineral properties (Note 8); and
(d)	issued Nil (2010 - 2,640,000) common shares at a fair value of $Nil (2010 - $132,000), to a company in which a director has an interest for settlement of debt.

12. INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

A reconciliation of expected income tax recovery to the actual income tax recovery is as follows:

	December 31,	December 31,	December 31,
	2011	2010	2009
Net loss	$(1,160,819)	$(529,808)	$(117,645)
Statutory rates	26.50%	28.50%	31.00%

Expected income tax recovery	(307,617)	(150,995)	(36,470)
Permanent differences and other	88,764	71,984	4,100
Non-controlling interest	-	-	4,227
Non-allowable portion of capital losses	-	42,379	(3,389)
Effect of change in tax rates	(390)	4,632	-
Expiring losses	-	-	10,932
Renunciation of exploration costs	223,370	-	-
Amortization of flow-through liability	(76,628)	-	-
Change in valuation allowance	(4,127)	32,000	20,600

Net future income tax recovery	$(76,628)	$-	$-

The significant components of the Company’s deferred income tax assets are as follows:

	December 31,	December 31,	December 31,
	2011	2010	2009
Exploration and evaluation assets	$(143,861)	$-	$56,000
Loss carry-forwards	311,478	182,000	94,000
Share issuance costs	9,778	-	-
Property, plant and equipment	478	-	-

	$177,873	$182,000	$150,000

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

12. INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES (cont’d)

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2012	$-	$-	$-	$9,778
2013	-	-	-	9,778
2014	-	-	-	9,778
2015	-	-	-	9,778
2026	-	-	-	-
2027	178,423	-	-	-
2028	39,264	-	-	-
2029	30,350	-	-	-
2030	323,789	-	-	-
2031	517,376	-	-	-
No expiry	-	156,709	2,260,220	-

	$1,089,202	$156,709	$2,260,220	$39,112

a) Provision for current tax
Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2011, the Company received $1,000,002 from the issue of flow-through shares. These amounts will not be available to the Company for future deduction from taxable income. Effective December 31, 2011, the Company renounced $842,907 to the subscribers. To December 31, 2011, the Company is obligated to expend the remaining $157,095 to complete its flow-through commitments.

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. Upon issuance of the flow-through shares, the Company recorded a premium of $90,909. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed.  The net amount is recognized as deferred tax expense. At December 31, 2011, the Company has recorded a deferred income tax liability of $14,281.

b) Provision for deferred tax
As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at December 31, 2011, the Company has approximately $1,089,202 in non-capital losses that can be offset against taxable income in future years which begin expiring at various dates commencing in 2027, and approximately $157,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely.  The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

13. CAPITAL MANAGEMENT

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011. The Company is not exposed to externally imposed capital requirements.

14. FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, harmonized and government taxes (“HST”) receivable, marketable securities, trade payables and due to related parties. The carrying value of these financial instruments approximates their fair value.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

• Level 3 – Inputs that are not based on observable market data.

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

The Company's primary risk exposures are summarized below:

Credit risk
The Company's credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its HST receivable. HST receivable include primarily goods and services tax due from the Federal Government of Canada.  Management believes that the Company has no significant concentration of credit risk arising from operations

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

14. FINANCIAL RISK MANAGEMENT (cont’d)

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due.  The Company has working capital of $1,211,510 at December 31, 2011.  All of the Company's liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk
The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish krones (“DKK”). The Company has not hedged its exposure to currency fluctuations, however foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

15. NON-CASH TRANSACTIONS

The Company incurred non-cash financing and investing activities during the year as follows:

	December 31, 2011	December 31, 2010
Common shares issued for mineral properties (Note 10)	$95,000	$429,000
Accrued mineral property and deferred exploration costs	$97,616	$2,825
Share purchase warrants issued for mineral property (Note 8)	$1,813,263	$-
Stock-based compensation expense recorded as share issuance costs for finders warrants	$36,592	$-
Stock-based compensation capitalized to mineral properties	$87,500	$-
Common shares issued for debt	$-	$132,000

16. COMMITMENTS

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i) management fees: $5,000 per month and $4,000 per month
ii) consulting fees: $3,500 per month effective June 1, 2011 the rate changed to $6,000 per month.

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

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

17. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 8).  The Company’s geographic segments are as follows:

	Canada	Europe	Total
December 31, 2011
Other assets	$1,363,324	$-	$1,363,324
Property, plant and equipment	9,949	-	9,949
Exploration and evaluation assets	1,644,063	3,092,367	4,736,430
	$3,017,336	$3,092,367	$6,109,703

	Canada	Europe	Total
December 31, 2010
Other assets	$686,192	$-	$686,192
Property, plant and equipment	-	-	-
Exploration and evaluation assets	677,718	-	677,718
	$1,363,910	$-	$1,363,910

	Canada	Europe	Total
December 31, 2009
Other assets	$83,212	$-	$83,212
Property, plant and equipment	-	-	-
Exploration and evaluation assets	101,000	-	101,000
	$184,212	$-	$184,212

18. SUBSEQUENT EVENTS

On January 18, 2012, the Company entered into an investor relations agreement whereby the Company will pay $7,000 per month for a period of 6 months. The Company issued 300,000 stock options, exercisable at a price of $0.15 per share for a period of 5 years. The stock options vest over a period of 12 months. The agreement can be terminated within 30 days and automatically renewable for a further 6 months.

On March 1, 2012, the Company received notification that its application for an additional exploration licence in Greenland has been approved by the BMP.  On April 4, 2012 the Company made a payment of DKK 32,264.40 for the licence fee. The license will be effective upon signatory by the BMP.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

18. SUBSEQUENT EVENTS (cont’d)

On March 13, 2012, the Company entered into a consulting agreement whereby the Company will pay US$2,000 per month for a period of 12 months. The Company issued 100,000 stock options, exercisable at $0.17 per share for a period of 2 years. A further 100,000 stock options will be issued in a subsequent grant. The options vest over a period of 12 months. The agreement can be terminated within 30 days.

On April 5, 2012, the Company paid $85,000 and issued 500,000 common shares pursuant to the Post Creek and Halycyon Property option agreements (Note 8).

On April 18, 2012, the Company entered into an option agreement to acquire up to a 100% interest in the Wahnapitae Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On TSX-V approval	$20,000	75,000
On or before 12 months following TSX-V approval	$25,000	75,000	$21,000
On or before 24 months following TSX-V approval	$35,000	75,000	$21,000
On or before 36 months following TSX-V approval	$40,000	-	$21,000

The option agreement is subject to TSX-V approval.

Subsequent to December 31, 2011, 132,000 stock options at $0.10 were exercised for net proceeds of $13,200 and 1,057,500 warrants at $0.10 were exercised for net proceeds of $105,750.

19. TRANSITION TO IFRS

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these consolidated financial statements. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

19. TRANSITION TO IFRS (cont’d)

Exemptions applied (cont’d)

continue to test exploration and evaluation assets in the development phases for impairment after the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Mandatory exceptions applied

IAS 39 “Financial Instruments” - The Company has applied the derecognition of financial assets and liabilities exception requirements prospectively from the transition date. As a result of any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAP have not been reviewed for compliance with IAS 39. The application of this exemption has no impact on the Company.

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. No adjustments for estimates have been made.

IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to the owners of the parent and the non-controlling interests even if this results in the non-controlling interests having a deficit balance. No adjustment was required.

Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements.

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

19. TRANSITION TO IFRS (cont’d)

Reconciliation to previously reported financial statements (cont’d)

Consolidated Statement of Financial Position

	Canadian GAAP		IFRS	Canadian GAAP		IFRS
	December 31,	IFRS	December 31,	January 1,	IFRS	January 1,
	2010	Adjustment	2010	2010	Adjustment	2010
ASSETS

Current assets
Cash	$659,227		$659,227	$16,515		$16,515
Short-term investments	-		-	-		-
Marketable securities	-		-	62,500		62,500
Receivables	26,965		26,965	4,197		4,197
Prepaid expenses and deposits	-		-	-		-
Total current assets	686,192		686,192	83,212		83,212

Non-current assets
Property, plant and equipment	-		-	-		-
Exploration and evaluation assets	677,718		677,718	101,000		101,000
Total non-current assets	677,718		677,718	101,000		101,000

Total assets	$1,363,910		$1,363,910	$184,212		$184,212

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	$129,527		$129,527	$185,747		$185,747
Total liabilities	129,527		129,527	185,747		185,747

SHAREHOLDERS' EQUITY

Share capital - preferred	604,724		604,724	604,724		604,724
Share capital - common	14,705,609		14,705,609	13,044,609		13,044,609
Share-based payments reserve	235,844	(53,344)	182,500	53,344	(53,344)	-
Accumulated other comprehensive loss/income	-		-	24,525		24,525
Deficit	(14,311,794)	53,344	(14,258,450)	(13,781,986)	53,344	(13,728,642)
Total shareholders' equity	1,234,383		1,234,383	(54,784)		(54,784)

Non-controlling interest (Note 4)	-		-	53,249		53,249

Total equity	1,234,383		1,234,383	(1,535)		(1,535)

Total liabilities and equity	$1,363,910		$1,363,910	$184,212		$184,212

NORTH AMERICAN NICKEL INC.
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the year ended December 31, 2011

19. TRANSITION TO IFRS (cont’d)

Reconciliation to previously reported financial statements (cont’d)

There were no IFRS differences in the Consolidated Statements Comprehensive Loss or the Consolidated Statements of Cash Flows and therefore these statements have not been presented.

Consolidated Statement of Changes in Equity.

	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Accumulated other comprehensive loss	Deficit	Non-controlling interest	Total

Balance at January 1, 2010	5,441,730	$13,044,609	$604,724	$-	$24,525	$(13,728,642)	$53,249	$(1,535)
Loss for the year	-	-	-	-	-	(529,808)		(529,808)
Share capital issued private placement	20,000,000	1,100,000	-	-	-	-		1,100,000
Shares issued to acquire mineral properties	7,150,000	429,000	-	-	-	-		429,000
Shares issued for debt	2,640,000	132,000	-	-	-	-		132,000
Stock options issued	-	-	-	182,500	-	-		182,500
Sale of subsidiary							(53,249)	(53,249)
Reversal of accumulated other comprehensive income
upon sale of subsidiary	-	-	-	-	(2,616)	-		(2,616)
Available-for-sale investment	-	-	-	-	(21,909)	-		(21,909)

Balance at December 31, 2010	35,231,730	14,705,609	604,724	182,500	-	(14,258,450)	-	1,234,383

Loss for the period	-	-	-	-	-	(1,084,191)		(1,084,191)
Share capital issued private placement	15,545,463	3,200,002	-	-	-	-		3,200,002
Flow-through premium		(90,909)	-	-	-	-		(90,909)
Shares issued to acquire mineral properties	950,000	95,000	-	-	-	-		95,000
Shares issued for finders fee	200,000	28,000		-	-	-		28,000
Stock options issued	-	-	-	471,250	-	-		471,250
Warrants exercised	3,005,000	300,500		-	-	-		300,500
Warrants issued	-	-	-	1,813,263	-	-		1,813,263
Share issue costs	126,000	(60,282)	-	36,592	-	-		(23,690)

Balance at December 31, 2011	55,058,193	$18,177,920	$604,724	$2,503,605	$-	$(15,342,641)	$-	$5,943,608

Adjustment on transition to IFRS

Share-based payment transactions

On transition to IFRS the Company elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options that expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are subsequently revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date. There were no unvested awards at that time.