Form 20-F/A
period 2011-12-31
North American Nickel Inc.
filed 2012-05-08
CIK 795800

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

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2011 and 2010.  The information presented below for the two year period ended December 31, 2011 and 2010 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc. (formerly Widescope Resources Inc.)
Selected Financial Data in accordance with IFRS for the years 2011 and 2010
(Expressed in Canadian Dollars)

		Year Ended December 31
		2011	2010
Net operating revenues		$0	0

Loss from continued operations		$0	0
Income from discontinued operations	$	N/a	N/a
Net loss		$(1,160,819)	(538,461)
Comprehensive loss		$(1,084,191)	(529,808)

Loss per share from continued operations		$(0.02)	(0.03)
Income per share from discontinued operations	$	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a

Share capital		$18,782,644	15,310,333
Common shares issued		55,058,193	35,231,730
Weighted average shares outstanding		46,464,082	19,941,566

Total assets		$6,109,703	1,363,910

Net assets (liabilities)		$5,943,608	1,234,383

Convertible debentures(current and long term portions)	$	N/a	N/a

Cash dividends declared per common share		$0	0
Exchange rates (Cdn$ to U.S.$) period average		$1.0110	0.9709

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low
October 2011	$0.9853	0.9753
November 2011	$0.9785	0.9711
December 2011	$0.9807	0.9733
January 2012	$0.9902	0.9841
February 2012	$1.0050	1.0003
March 2012	$1.0085	1.0037
Exchange rate (CDN$ to U.S.$) April 23, 2012	$1.0064

B.  Not required

C.  Not required

D.	Risk factors.

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

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.  See “Item 17. Financial Statements” above.

ITEM 19.  EXHIBITS

12.1  Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2  Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1  Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2  Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
19.1  Management Discussion & Analysis as of April 23, 2012 (incorporated herein by reference to Exhibit 19.1 to the Compny's Form 20-F, filed on April 27, 2012)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC (formerly Widescope Resources Inc.)

Date: May 8, 2012	By:	/s/ Douglas E. Ford
	Name	Douglas E. Ford
	Title	Director
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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2011 and 2010 and January 1, 2010, and the results of its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there are certain conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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