Form 20-F/A
period 2011-12-31
North American Nickel Inc.
filed 2012-05-15
CIK 795800

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

The selected financial data present in the chart below is in accordance with United States GAAP for the years 2009, 2008 and 2007 and is not comparable to the selected financial data presented for years 2011 and 2010 which is in accordance to IFRS.

North American Nickel Inc. (formerly Widescope Resources Inc.)

(Expressed in Canadian Dollars)

	Years Ended December 31
	2009		2008	2007
Net operating revenues		$0	0	0

Loss from continued operations		$(35,773)	(59,776)	(56,820)
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(117,645)	(205,221)	(56,820)
Comprehensive loss		$(93,120)	(205,221)	(56,820)

Loss per share from continued operations		$(0.02)	(0.04)	(0.01)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$13,649,333	13,649,333	13,649,333
Common shares issued		5,441,730	5,441,730	5,441,730
Weighted average shares outstanding		5,441,730	5,441,730	5,441,730

Total assets		$153,074	46,312	74,339

Net assets (liabilities)		$(106,684)	(104,642)	(44,086)

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (Cdn$ to U.S.$) period average		$.8757	.9371	.9304

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low
October 2011	$0.9853	0.9753
November 2011	$0.9785	0.9711
December 2011	$0.9807	0.9733
January 2012	$0.9902	0.9841
February 2012	$1.0050	1.0003
March 2012	$1.0085	1.0037
Exchange rate (CDN$ to U.S.$) April 23, 2012	$1.0064

B.  Not required

C.  Not required

D.	Risk factors.

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

NORTH AMERICAN NICKEL INC (formerly Widescope Resources Inc.)

Date: May 15, 2012	By:	/s/ Douglas E. Ford
	Name	Douglas E. Ford
	Title	Director
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