Form 20-F
period 2012-12-31
North American Nickel Inc.
filed 2013-04-17
CIK 795800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
¢	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

80,560,193 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer.    Yes    ¢  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ¢  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ¢  Yes      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

  Large accelerated filer      Accelerated filer    ¢  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
¢  Item 17      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.    Yes    ¢  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$__________.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2012, 2011 and 2010. The information presented below for the three year period ended December 31, 2012, 2011 and 2010 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc.
Selected Financial Data in accordance with United States GAAP for the years 2009 and 2008 Selected Financial Data in accordance with IFRS for the years 2012, 2011 and 2010
(Expressed in Canadian Dollars)
	Years Ended December 31
	2012	2011	2010	2009	2008
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	(35,773)	(59,776)

Net loss	$(1,453,562)	(1,084,191)	(529,808)	(117,645)	(205,221)
Comprehensive loss	$(1,453,562)	(1,084,191)	(529,808)	(93,120)	(205,221)

Loss per share from operations	$(0.02)	(0.02)	(0.03)	(0.02)	(0.04)

Share capital	$22,786,694	18,782,644	15,310,333	13,649,333	13,649,333
Common shares issued	80,560,193	55,058,193	35,231,730	5,441,730	5,441,730
Weighted average shares outstanding	69,179,749	46,464,082	19,941,566	5,441,730	5,441,730

Total assets	$9,009,702	6,109,703	153,074	153,074	46,312

Net assets (liabilities)	$8,946,548	5,943,608	(106,684)	(106,684)	(104,642)

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (Cdn$ to U.S.$) period average	$1.0004	1.0110	0.8757	0.8757	0.9371

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low
October 2012	$0.9970	0.9690
November 2012	$0.9987	0.9743
December 2012	$1.0054	0.9825
January 2013	$1.0138	0.9978
February 2013	$1.0268	1.0045
March 2013	$1.0026	1.0340
Exchange rate (CDN$ to U.S.$) April 11, 2013	$1.0319	1.0107

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

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License” – license number 2011/54) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 7,213,460 (approximately CDN $1,281,000), during the year ended December 31, 2011 by incurring $3,086,625 on the Sulussugut License.

The Company’s minimum required exploration expenditure for the second year was DKK 7,361,890 (approximately CDN $1,307,000). During the year ended December 31, 2012, the Company incurred $2,290,291 in exploration costs on the Sulussugut License.

During the year ended December 31, 2011, the Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $227,000) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License” – license number 2012/28) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 360,380(approximately $64,000), during the year ended December 31, 2012 by incurring $551,001 on the Ininngui License.

In conjunction with the granting of the Sulussugut Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

The Company arranged a non-brokered private placement of up to 20,000,000 units at a price of $0.17 per unit for aggregate proceeds of $3,400,000, to the Sentient Group GP IV.

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

The Company has entered into two agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and the large grassroots Thompson North property, which is part of the world-class Thompson Nickel Belt. The company has also acquired a large Ni-Cu-PGE land package in Greenland. A figure showing the location of all of the company’s properties are displayed below.

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

Post Creek (Bedrock-hosted Mineral Exploration Claims): The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (past production of 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 grams/tonne total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion soil geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property. Recent exploration has documented the presence of a previously unrecognized zone of brecciated rocks with quartz diorite and partial melt fragments and disseminated pyrrhotite, chalcopyrite and lesser pyrite.  A ground geophysical survey and diamond drill program has recently been completed. Assay results indicate low base and precious metals have been intersected.

A NI 43-101 compliant Technical Report was commissioned, with Dr. Walter Peredery, formerly of INCO, as the author and subsequently accepted by the Securities Commission.

An option Agreement dated April 5, 2010 and amended on March 12, 2013, was struck between John and Marie Brady and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement.

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

Option Agreement dated April 5, 2010 and amended on March 12, 2013, between John and Marie Brady and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel can earn 100% interest in the property by making the option payments, issuing shares and making the required Work Expenditures as set out in the option agreement.

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

Manitoba nickel property:

The Manitoba nickel property is a large mineral exploration licence that can be accessed by a combination of all-weather gravel roads and helicopter or fixed wing aircraft. Water and diesel generated power for the purposes of exploration are readily available. The property in an exploration property without known reserves. The Thompson North mineral exploration licence occurs along the historic and world class nickel-copper-cobalt-PGM belt known as the Thompson Nickel Belt where INCO (Vale) has mined 150 million tons of 2.32% nickel since the 1960’s. Despite the similarities in the geology and mineralization the presence of nickel ore bodies cannot be guaranteed to exist on this property. A location map for the Thompson North licence is presented below.

North Thompson (Bedrock-Hosted Mineral Exploration Licences): The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

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

The original eight North Thompson Licences encompassed an area of approximately 315,842 hectares. Currently the North Thompson mineral exploration licences include 994A, 995A and 996A and encompass 25,643 hectares. These licences are currently in pending status.

A property list and a detailed magnetic survey map are presented below:

Mar 29, 2013
DISPOSITION TYPE	Dispos-ition No		Disposition Name	Hectares	Recording Date	Anniversary Date	Work Require-ment	Excess Credits	NOTE
MEL Pending	994	A	(YR 1) ROCK LAKE	11,600	Feb 10, 2012		$14,500.00		Pending - KEEP
MEL Pending	995	A	(YR 1) ORR LAKE	6,643	Feb 10, 2012		$8,303.75		Pending - KEEP
MEL Pending	996	A	(YR 1) STRONG LAKE	7,400	Feb 10, 2012		$9,250.00		Pending - KEEP
				25,643			$32,053.75

Maniitsoq (Greenland Mineral Exploration Licenses 2011/54 and 2012/28)

The project is centred 160 km north of Nuuk, the capital of Greenland (a safe, stable, mining-friendly jurisdiction) and covers numerous high-grade nickel-copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions. Ports in this part of Greenland have a year-round shipping season. NAN acquired the project because it believes that modern, time-domain, helicopter EM systems will be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous geophysical surveys performed in the 1990’s that failed to produce any drill targets. Helicopter TEM systems were not available in 1990’s and their availability now gives NAN a significant advantage over previous explorers.

Effective August 15, 2011, the Company was granted an exploration licence (the “Sulussugut Licence” – Licence number 2011/54) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a licence fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut Licence. The Sulussugut Licence is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 7,213,460 (approximately CDN $1,281,000), during the year ended December 31, 2011 by incurring $3,086,625 on the Sulussugut Licence.

The Company’s minimum required exploration expenditure for the second year was DKK 7,361,890 (approximately CDN $1,307,000). During the year ended December 31, 2012, the Company incurred $2,290,291 in exploration costs on the Sulussugut Licence.

During the year ended December 31, 2011, the Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $227,000) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

The required minimum exploration expenditures on the Sulussugut Licence for years 3-5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,334,000). This assumes that the Sulussugut Licence area remains at its current size of 4,841 square kilometres. For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,000. The Company is obligated to reduce the licence area by at least 30% (1,452 square kilometres) by December 31, 2013.

Effective March 4, 2012, the Company was granted an additional exploration licence (the “Ininngui Licence” – Licence number 2012/28) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a licence fee of $5,755 (DKK 32,200) upon granting of the Ininngui Licence. The Ininngui Licence is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 360,380(approximately $64,000), during the year ended December 31, 2012 by incurring $551,001 on the Ininngui Licence.

The required minimum exploration expenditures for year 2 on the Ininngui Licence are based an approximate DKK 242,000 (approximately CDN $43,000). The required minimum exploration expenditures for years 3-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK 2,730,000 (approximately CDN $480,000).

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either licence in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2012, the Company has not used the procedure for either licence.

After year 5, the Company may apply for an additional 5 years for either licence. Thereafter, the Company may apply for a licence for up to 6 additional years, in 2 year licence increments. The Company will be required to pay additional licence fees and will be obligated to incur minimum exploration costs for such years.

The Company may terminate the licences at any time; however any unfulfilled obligations according to the licence will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut Licens, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

In August 2011, known showings and targets, identified from a compilation of historical data, were examined by a team of two to three geologists plus a field assistant.  A total of 54 representative rock samples were collected and submitted to Activation Laboratories for analysis. Drill cores from several Kryolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland.  Rock samples from previously known occurrences assayed up to 3.35% Ni and confirmed previous sampling results by Kryolitselskabet Øresund A/S (1965-71, Cominco Ltd. (1995-96)  and Falconbridge Greenland A/S (1993-2000).

Based on historical data and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5, 2011. A total of 2,217 line-kilometers were flown. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17, 2011 and a complete logistical and processing report was received on December 6, 2011. Condor Consulting picked electromagnetic anomalies from the dataset. A total of 25 conductive zones, some corresponding to known nickel sulphide mineralization, were identified.

On December 27, 2011 the Company applied for a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54).

In January and February 2012, Condor Consulting modeled 18 of the 25 conductive zones identified by the 2011 SkyTEM survey in three dimensions using Electromagnetic Imaging Technology’s Maxwell software package. Three of the eighteen modelled targets were selected for priority follow-up during the 2012 field season ahead of the first drill program on the property by the Company.

In March 2012, the Company submitted its 2011 annual work report and statement to the Greenland Bureau of Minerals and Petroleum (BMP). The expenditures were approved on March 30, 2012. On April 3, 2012 the BMP approved the Company’s December 27, 2011 application for a second mineral exploration licence, contiguous with the first. The new licence was assigned the number 2012/28 by BMP.

On June 28, 2012, the Geological Survey of Denmark and Greenland announced that the Maniitsoq Structure, which the Company’s mineral exploration licences cover a large portion of, is “The remains of a gigantic, 3 billion year old meteorite impact...” The paper concluded that the nickel-bearing Greenland Norite Belt, the focus of exploration for the Company, is directly related to this major geological event which is now recognized as being the oldest, and possibly the largest, such meteorite impact event on Earth.

From June 7, 2012 to July 18, 2012 a helicopter electromagnetic survey, totaling 3,532 line-kilometers, was flown over portions of mineral exploration licenses 2011/54 and 2012/28. The survey was performed by Geotech Ltd. of Aurora, Ontario. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting. A levelled, digital database was received from Geotech on July 31, 2012 and a complete logistical and processing report was received on August 29, 2012. A preliminary interpretation of the data was done between August 1-13, 2012.

A field camp was mobilized from Nuuk to the project area on August 13, 2012. Ground checking of geophysical anomalies identified from the SkyTEM and VTEM surveys commenced on August 15, 2012 and a total of 40 rock samples (including standards and blanks) were submitted for geochemical/assay analysis. A diamond drill was mobilized to the project on August 25, 2012 and nine holes totaling 1,551 meters were drilled to test selected electromagnetic anomalies identified from the SkyTEM and VTEM surveys. The drilling was performed by Cartwright Drilling Inc. of Goose Bay, Labrador and was done in four target areas:

Imiak Hill, Spotty Hill, Fossilik and P-59. The core was logged at the field camp and a total of 636 sawn core samples (including standards and blanks) were submitted for geochemical/assay analysis. Seven of the holes were surveyed with a three-component, down-hole electromagnetic probe operated by Crone Geophysics and Exploration Ltd. of Mississauga, Ontario. Geochemical/assay samples were submitted to Activation Laboratories Ltd. for analysis. Drilling was completed on September 16, 2012 and the drill and camp were demobilized from the project site by September 23, 2012. Analytical results from drill core and surface samples are pending.

On November 14, 2012, the Company announced the discovery of high grade nickel – copper mineralization at Imiak Hill.  Two of the holes (MQ-12-001 and 002), both drilled on the same section, intersected significant sulphide mineralization. The mineralization in MQ-12-001 averaged 1.36% Ni, 0.52% Cu and 0.07% Co over 16.41 meters including 5.12 meters at 2.20% Ni, 0.55% Cu and 0.07% Co. The mineralization in MQ-12-002 averaged 0.55% Ni, 0.20% Cu and 0.02% Co over 66.08 meters and included 14.18 meters at 1.33% Ni, 0.38% Cu and 0.04% Co. Holes MQ-12-003 and 004 did not intersect any significant mineralization and down-hole electromagnetic surveys in the holes indicated that both passed beneath the plunge of the mineralization.

On December 3, 2012, the Company announced a new discovery at Spotty Hill consisting of nickel-copper and PGE mineralization.  The mineralization starts 50 metres below surface and also below previous shallow drilling that was completed in 1960-70’s. MQ-12-005 intersected 123.94 meters (m) grading: 0.81% Nickel (Ni), 0.21% Copper (Cu), 0.03% Cobalt (Co) & 0.26 g/t Platinum (Pt) + Palladium (Pd) + Gold (Au).

On January 15, 2013, the Company announced the completion of all analytical results from the 2012 drilling program confirming two significant areas of nickel-copper PGE mineralization.

On March 15, 2013, the Company announced first phase of QEMSCAN results, with visible and fine to coarse grained pentlandite in two of the three samples.    Particle mineral analysis (PMA) of larger, coarse crushed core samples to determine mineralogy, grain size distribution and spatial characterization including liberation of sulphide minerals and Electron microprobe analysis (EMPA) for quantitative mineral chemistry to determine any solid solution including nickel in pyrrhotite and silicates are pending.

Polished sections have been prepared from selected rock samples in order to determine their mineralogy and petrology, Vancouver Petrographics have completed a report to the geological team.

A map showing the location of the mineral exploration licenses, nickel sulphide occurrences (yellow dots) and mafic-ultramafic intrusions (red) is presented below.

Imiak Hill
9.85 m @ 2.67% Ni, 0.60 % Cu
(DDH Im-9)
Pingo
4.16 m @ 0.58% Ni, 0.24% Cu
(DDH Pi-1)
Site 70-21
2.25% Ni, 0.58% Cu (Grab sample)
Quagssuk
4.95 m @ 1.97% Ni, 0.43% Cu
(DDH Qu-3)
Camp Area 10
0.83 m @ 1.74% Ni, 1.00% Cu
(DDH CA 10-1)
Iluileq
1.80% Ni (Grab sample)
Fossilik
12.89 m @ 2.24% Ni, 0.63 % Cu
(DDH FO-II-1)
Finnefjeld
Domain
Spotty Hill
12.94 m @ 0.52% Ni, 0.26 % Cu
(DDH Shi-5)
MANIITSOQ
Davis Strait
Nunanguit
2.90 m @ 1.20% Ni, 0.48% Cu
(DDH Nu-2)
Site 72-72
1.50% Ni, 0.19% Cu (Grab sample)
Qerrulik
14.50 m @ 0.33% Ni, 0.12% Cu
(DDH Qe-5)
Miaggoq
3.55% Ni (Grab sample)
Site 65-41
1.60% Ni (Grab sample)
Ikertup Kingingnera
5.00% Ni (Grab sample)
Legend
Mineral Exploration Licence 2011/54
Mineral Exploration Licence 2012/28
Ni - Cu sulphide occurrence
Exposure of norite or other mafic- ultramafic intrusion
Finnefjeld Domain
0 5 10 15 20
Kilometers
N
W E
S
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southwest Greenland
MAFIC - ULTRAMAFIC INTRUSIONS and SIGNIFICANT NICKEL OCCURRENCES
Drawn by: J. Pattison
04-Apr-2013

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

The Company will continue in the exploration business via the April 2010 agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and the agreement to acquire 100% ownership of the large grassroots Thompson North which is part of the Thompson Nickel Belt.

As a result of initiatives that were announced on April 6, 2010, activities will shift from the Bissett area and precious metals, to base metals in and around Sudbury Ontario, and Thompson Manitoba. As of August 15, 2011, activities also included work on an exploration program on the Maniitsoq Property in Greenland

Business overview

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its Sudbury and Greenland properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining.  The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Company also has rights to explore the Halcyon property in the Sudbury area; and has an agreement to acquire 100% ownership to the large grassroots Thompson North property, which is part of the world-class Thompson Nickel Belt in Manitoba. The Company also was granted an exploration licence (the “Sulussugut Licence”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland

for exclusive exploration rights of an area located near Sulussugut, Greeland and in 2012 the Company applied for and received a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54). The two Greenland licences give the Company the exclusive right to explore for any commodity except for radioactive minerals and hydrocarbons over a 4,983 km2 area on the southwest coast of Greenland centered at 65° 52 ' N latitude and 51° 52 ' W longitude. The area contains numerous historical nickel-copper sulphide occurrences associated with mafic-ultramafic intrusions.

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

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2012 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”)..

As at December 31, 2012, the Company had accumulated losses totaling $16,713,822 and a working capital of $1,334,112.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2012 the Company had cash of $661,245, short-term investments of $705,208 and working capital of $1,334,112.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable to the Company.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

Not applicable

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The  financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which, is the Company’s functional currency.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and provisions for restoration and environmental obligations.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies.  The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses;
-	the classification of financial instruments; and
-	the determination of the functional currency of the Company.

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

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

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

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

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

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

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

Future Accounting Changes

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IFRS 9, Financial instruments

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 13, Fair value measurement

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.  IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32, Financial instruments: presentation

These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendments are effective for fiscal years beginning on or after July 1, 2012.

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

A. Directors and senior management.

Name, Municipality of Residence and Position with the Corporation	Age	Principal Occupation and Position During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	49	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Richard J. Mark North Vancouver, BC Chairman & Chief Executive Officer	60
CEO & Chairman of VMS Ventures Inc. from 2002 – present,  CEO & Chairman of Harvest Gold Corporation from 2005 – present
President & CEO of Pancontinental Uranium Corp.(formerly Centram Exploration Ltd.) from 2007 - present.

John Roozendaal Brandon, MB Director	42	President of VMS Ventures Inc. from 1996 – present President of Harvest Gold Corporation from 2005 – present

Mark Fedikow Winnipeg, MB President & Director	60	President of Mount Morgan Resources Ltd. year – present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present

James Clucas North Vancouver, BC Director	65
President of Search Minerals Inc. from June 2009 – present;  Chairman of International Nickel Ventures Corp. from August 2009 until March 2009;  President & CEO of International Nickel Ventures Corp. from February 43007 until July 2007;  President of International Nickel Ventures Corp. from September 2003, until November 2005.

Edward D. Ford (1) Whistler, B.C. Director	77
Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

Gilbert Clark Nice, France Director	43	Managing Director since 2003 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group since 2010, Director of North American Nickel since May 25th 2012.

Cheryl Messier North Vancouver, B.C. Chief Financial Officer	47	CFO since September 6, 2012, Director of VMS Ventures Inc. 2009 - present.

(1) Edward Ford is the father of Douglas Ford.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided.  During the year ended December 31, 2012, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $108,000 in management fees, paid or accrued a total of $82,800 in geological consulting fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2012, the Company paid no compensation to Directors for acting as Directors.  The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

D. Employees.

Effective at December 31, 2012 the Company had a few salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.  During the year 2,415,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2012 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2012 there were 80,560,193 common shares issued and outstanding.  Each of the listed persons may be reached at the Company’s head offices or #301 – 260 West Esplanade, North Vancouver, BC, V7M 3G7, telephone (604) 986-2020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Principal Holders
VMS Ventures Inc.	21,825,000		27.0%
Sentient Group GP IV	30,000,000		37.2%

Officers and Directors
Edward Ford	342,000		n/a
Douglas Ford	242,000		n/a
Richard J. Mark	2,165,000		2.68%
John Roozendaal	1,537,000	(1)	1.90%
Mark Fedikow	2,285,000	(2)	2.84%
James Clucas	475,000		n/a
Cheryl Messier	650,000		1.00%
Gilbert Clark	381,000		n/a

All Officers and Directors as a Group (8 persons)	8,077,000		10.02%

(1) Includes 690,000 shares held through 667961 BC Ltd.
(2) Includes 1,341,000 shares held through Mount Morgan Resources Ltd.

The Company issued 20,000,000 units for a private placement at $0.17 per share, for proceeds of $3,400,000. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share of the Company at $0.21 per share until May 22, 2014. The Company does not separately disclose the value attributed to the warrants.

B. Related party transactions.

During the fiscal year ended December 31, 2012, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2012, a director and a company in which a director has an interest charged the Company $108,000 (2011: $108,000, 2010: $90,000) for management fees.

During the year ended December 31, 2012, a company in which a director has an interest charged the Company $Nil (2011: $Nil, 2010: $19,000) for consulting fees.

During the year ended December 31, 2012, a company in which a director has an interest charged the Company $Nil (2011: $Nil, 2010: $11,772) for professional fees.

During the year ended December 31, 2012, a company controlled by directors in common charged the Company $11,700 (December 31, 2011 - $4,600) in rent expense

During the year ended December 31, 2012, a director charged the Company $82,800 (2011: $36,783, 2010: $26,833) for consulting services. $41,600 (2011 - $26,833, 2010 - $26,833) has been recorded in consulting services as deferred exploration costs for mineral properties and $41,200 (2011 - $22,717, 2010 - $1,167) has been recorded in consulting fees on the statements of operations.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties.

Amounts due to related parties of $2,765 (2011 - $27,222) owing to directors of the Company and companies in directors have an interest. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

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

Period	OTCbb High (USD)	OTCbb Low (USD)	TSXv High (C$)	TSXv Low (C$)

Fiscal year ended December 31, 2010	$1.50	$0.02	n/a	n/a
Fiscal year ended December 31, 2011	$1.01	$0.09	$0.32	$0.09
Fiscal year ended December 31, 2012	$0.30	$0.09	$0.30	$0.12

Quarter ended December 31, 2011	$0.23	$0.09	$0.22	$0.09
Quarter ended March 31, 2012	$0.20	$0.09	$0.22	$0.12
Quarter ended June 30, 2012	$0.18	$0.15	$0.19	$0.125
Quarter ended September 30, 2012	$0.30	$0.16	$0.30	$0.15
Quarter ended December 31, 2012	$0.19	$0.13	$0.20	$0.125
Quarter ended March 31, 2013	$0.20	$0.13	$0.22	$0.135

Month ended October 31, 2012	$0.19	$0.16	$0.20	$0.15
Month ended November 30, 2012	$0.19	$0.15	$0.18	$0.145
Month ended December 31, 2012	$0.17	$0.13	$0.165	$0.125
Month ended January 31, 2013	$0.19	$0.13	$0.18	$0.135
Month ended February 28, 2013	$0.17	$0.14	$0.17	$0.14
Month ended March 31, 2013	$0.20	$0.14	$0.22	$0.145
Month ended April 30, 2013 (1)	$0.15	$0.12	$0.18	$0.13

(1) Through April 11, 2013

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

On April 6, 2010, the Company announced that it had entered into four agreements to acquire rights to the Post Creek, Bell Lake, Woods Creek and Halcyon properties in the Sudbury, Ontario nickel belt; and one agreement to acquire up to a 100% ownership of the high-grade Ni-Cu-PGE South Bay property near Thompson and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

C. Principal Accounting Fees and Services

(a) Audit Fees
Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $20,000 (estimated in the year ended December 31, 2012, $27,400 in the year ended December 31, 2011, $28,815  in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.  The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(b) Audit Related Fees
DMCL billed the Company $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(c) Tax Fees
DMCL billed the Company $1,500 (estimated) for the tax year 2012, $1,600 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011,  2010, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

Independent Auditors’ Report.
Statements of financial position as at December 31, 2012 and 2011.
Statements of comprehensive loss for the years ended December 31, 2012 and 2011.
Statement of changes in equity for the years ended December 31, 2012, 2011 and 2010.
Statements of cash flows for the years ended December 31, 2012 and 2011.
Notes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See “Item 17. Financial Statements” above.

ITEM 19.  EXHIBITS

12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
19.1 Management Discussion & Analysis as of April 11, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 15, 2013	By:	/s/ Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director
as duly authorized signatory

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.:

We have audited the accompanying financial statements of North American Nickel Inc., which comprise the statements of financial position as at December 31, 2012 and 2011 and the  statements of comprehensive loss, changes in equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2012 and 2011 and the results of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there are certain conditions that give rise to significant doubt about the entity’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, B.C.
April 11, 2013

NORTH AMERICAN NICKEL INC.
Statement of Financial Position
(Expressed in Canadian Dollars)
		December 31,	December 31,
	Notes	2012	2011

ASSETS

Current assets
Cash	4	$661,245	$421,046
Short-term investments	5	705,218	800,759
Receivables	6	12,033	133,522
Prepaid expenses and deposits		18,770	7,997
Total current assets		1,397,266	1,363,324

Non-current assets
Equipment	7	5,957	9,949
Exploration and evaluation assets	8	7,606,479	4,736,430
Total non-current assets		7,612,436	4,746,379

Total assets		$9,009,702	$6,109,703

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	9, 11	$63,154	$151,814

Non-current liabilities
Deferred income tax liability	10	-	14,281
Total non-current liabilities		-	14,281

Total liabilities		63,154	166,095

SHAREHOLDERS' EQUITY

Share capital - preferred	10	604,724	604,724
Share capital - common	10	22,181,970	18,177,920
Share-based payments reserve	10	2,873,676	2,503,605
Deficit		(16,713,822)	(15,342,641)
Total shareholders' equity		8,946,548	5,943,608

Total liabilities and equity		$9,009,702	$6,109,703

APPROVED BY THE DIRECTORS:

______________________________, Director	_______________________, Director
Rick Mark	Edward D. Ford

The accompanying notes are an integral part of these financial statements

NORTH AMERICAN NICKEL INC.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended
		December 31,	December 31,
	Notes	2012	2011
Expenses
Amortization		$3,992	$1,911
Consulting	11	60,419	45,547
Filing fees		48,842	65,402
Investor relations		201,629	58,690
General and administrative	11	14,649	20,274
Management fees	11	108,000	108,000
Professional fees		76,201	120,719
Property investigation		22,115	4,845
Salaries		66,429	52,002
Share-based payments	10	459,552	383,750
Travel and accommodation		16,086	15,411
Loss before other items		(1,077,914)	(876,551)

Other items:
Impairment of exploration and evaluation assets	8	(368,303)	(267,462)
Reversal of flow-through share liability	10,17	14,281	76,628
Foreign exchange loss		(21,626)	(16,806)

Comprehensive loss for the year		$(1,453,562)	$(1,084,191)

Loss per common share - basic and diluted		$(0.02)	$(0.02)

Weighted average number of common shares outstanding
- basic and diluted		69,179,749	46,464,082

The accompanying notes are an integral part of these financial statements

NORTH AMERICAN NICKEL INC.
Statement of Changes In Equity
(Expressed in Canadian Dollars)

	Notes	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Deficit	Total

Balance at December 31, 2010		35,231,730	$14,705,609	$604,724	$182,500	$(14,258,450)	$1,234,383
Loss for the year		-	-	-	-	(1,084,191)	(1,084,191)
Share capital issued private placement	10	15,545,463	3,200,002	-	-	-	3,200,002
Flow-through premium	10		(90,909)	-	-	-	(90,909)
Shares issued to acquire exploration and evaluation assets	8,10	950,000	95,000	-	-	-	95,000
Shares issued for finders fee	10	200,000	28,000	-	-	-	28,000
Stock options issued	10	-	-	-	471,250	-	471,250
Warrants exercised	10	3,005,000	300,500	-	-	-	300,500
Warrants issued	10	-	-	-	1,813,263	-	1,813,263
Share issue costs	10	126,000	(60,282)	-	36,592	-	(23,690)
Balance at December 31, 2011		55,058,193	18,177,920	604,724	2,503,605	(15,342,641)	5,943,608
Loss for the year		-	-	-	-	(1,453,562)	(1,453,562)
Share capital issued private placement	10	20,000,000	3,400,000	-	-	-	3,400,000
Shares issued to acquire exploration and evaluation assets	8,10	575,000	104,250	-	-	-	104,250
Stock options issued	10	-	-	-	459,552	-	459,552
Forfeited/expired stock options	10	-	-	-	(45,789)	45,789	-
Stock options exercised	10	132,000	20,300	-	(7,100)	-	13,200
Warrants exercised	10	4,795,000	479,500	-	-	-	479,500
Cancelled/expired warrants		-	-	-	(36,592)	36,592	-

Balance at December 31, 2012		80,560,193	$22,181,970	$604,724	$2,873,676	$(16,713,822)	$8,946,548

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year Ended
	December 31,	December 31,
	2012	2011
OPERATING ACTIVITIES
Loss for the year	$(1,453,562)	$(1,084,191)
Items not affecting cash
Amortization	3,992	1,911
Share-based payments	459,552	383,750
Reversal of flow-through share liability	(14,281)	(76,628)
Impairment of exploration and evaluation assets	368,303	267,462
	(635,996)	(507,696)
Changes in non-cash working capital items:
Receivables	121,489	(106,557)
Prepaid expenses	(10,773)	(7,997)
Trade payables and accrued liabilities	(114,729)	(75,329)
Cash used in operating activities	(640,009)	(697,579)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(3,108,033)	(2,204,795)
Short-term investments	95,541	(800,759)
Purchase of equipment	-	(11,860)
Cash used in investing activities	(3,012,492)	(3,017,414)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	3,892,700	3,476,812
Cash provided by financing activities	3,892,700	3,476,812

Change in cassh during the year	240,199	(238,181)

Cash at beginning of year	421,046	659,227

Cash at end of year	$661,245	$421,046

Supplemental cash flow information - (Note 14)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

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

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issue on April 11, 2013 by the Board of Directors of the Company.

Statement of compliance with International Financial Reporting Standards
The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation
These financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful life of equipment, stock-based awards and payments, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and provisions for restoration and environmental obligations.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies.  The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses;
-	the classification of financial instruments; and
-	the determination of the functional currency of the Company.

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

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exploration and evaluation assets (cont’d)
Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

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

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations (cont’d)
The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

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

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

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

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)
value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group ommits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

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

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. If the calculation results in an anti-dilutive effect then only basic income or loss per share is presented.

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

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes (cont’d)
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

All equity-settled share based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments (cont’d)
services received over the remainder of the vesting period. Any payment made to an employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

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

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

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

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Equipment (cont’d)

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The Company has not early adopted the following revised standards and is currently assessing the impact that these standards will have on its future financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IFRS 9, Financial instruments
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 13, Fair value measurement
This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.  IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32, Financial instruments: presentation
These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation
In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendments are effective for fiscal years beginning on or after July 1, 2012.

4. CASH

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5. SHORT-TERM INVESTMENT

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a financial institution. At December 31, 2012, the instrument was yielding an annual interest rate of 1.25% (2011 – 1.05%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

6. RECEIVABLES

	December 31,	December 31,
	2012	2011
Harmonized and sales tax receivable	$12,033	$133,522

7. EQUIPMENT

	Exploration Equipment	Computer Software	Total		Exploration Equipment	Computer Software	Total
Cost:				Cost:
At December 31, 2011	$6,500	$5,360	$11,860	At December 31, 2010	$-	$-	$-
Additions	-	-	-	Additions	6,500	5,360	11,860

At December 31, 2012	6,500	5,360	11,860	At December 31, 2011	6,500	5,360	11,860

Amortization:				Amortization:
At December 31, 2011	1,001	910	1,911	At December 31, 2010	-	-	-
Charge for the year	1,304	2,688	3,992	Charge for the year	1,001	910	1,911

At December 31, 2012	2,305	3,598	5,903	At December 31, 2011	1,001	910	1,911

Net book value:				Net book value:
At December 31, 2012	$4,195	$1,762	$5,957	At December 31, 2011	$5,499	$4,450	$9,949

8. EXPLORATION AND EVALUATION ASSETS

	Canada						Greenland
	Post Creek Property	Halcyon Property	WIC Project	Thompson North	South Bay Property	Cedar Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2011	$104,000	$78,000	$-	$120,333	$120,333	$120,333	$5,742	$548,742
Acquisition costs - cash	50,000	35,000	20,000	-	-	-	5,755	110,755
Acquisition costs - Shares	54,000	36,000	14,250	-	-	-	-	104,250
Impairment	-	-	(34,250)	-	(120,333)	(120,333)	-	(274,916)
Balance, December 31, 2012	$208,000	$149,000	$-	$120,333	$-	$-	$11,497	$488,831

Expenditures (recoveries)
Balance, December 31, 2011	$917,621	$53,988	$-	$115,844	$11,210	$2,400	3,086,625	$4,187,688

Administration	-	-	195	-	-	-	6,937	7,132
Assay and sampling (recovery)	2,108	-	11,051	-	-	-	33,763	46,923
Automobile costs	70	-	820	-	-	-	592	1,482
Claim fees/ Assessment fees	-	-	-	32,096	-	-	-	32,096
Consulting services	36,246	10,655	19,163	1,200	2,800	-	233,919	303,983
Drilling expenses (recovery)	-	-	-	-	-	-	816,631	816,631
Equipment and supplies	10,558	8,728	318	-	200	-	27,729	47,534
Equipment rental	-	-	680	-	-	-	1,928	2,608
Licenses and fees	-	-	-	-	-	-	13,664	13,664
Camp costs	108	133	-	-	-	-	633,996	634,238
Shipping and printing costs	358	-	-	-	-	-	28,428	28,786
Survey costs	-	-	41,654	-	-	-	966,496	1,008,150
Telephone	-	-	98	-	-	-	6,329	6,427
Travel and accomodation	18	-	2,798	-	-	-	70,878	73,694
	49,467	19,516	76,777	33,296	3,000	-	2,841,290	3,023,347

Impairments	-	-	(76,777)	-	(14,210)	(2,400)	-	(93,387)
	49,467	19,516	0	33,296	(11,210)	(2,400)	2,841,290	2,929,960

Balance, December 31, 2012	967,089	73,504	0	149,140	-	-	5,927,915	7,117,648

Total, Balance December 31, 2012	$1,175,089	$222,504	$0	$269,473	$-	$-	$5,939,412	$7,606,479

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada							Greenland
	Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North	South Bay Property	Cedar Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2010	$44,000	$19,000	$33,000	$43,000	$120,333	$120,333	$120,333	$-	$499,999

Acquisition costs - cash	30,000	15,000	25,000	25,000	-	-	-	5,742	100,742
Acquisition costs - Shares	30,000	15,000	20,000	30,000	-	-	-	-	95,000
Impairment	-	(49,000)	-	(98,000)	-	-	-	-	(147,000)
Balance, December 31, 2011	$104,000	$-	$78,000	$-	$120,333	$120,333	$120,333	$5,742	$548,741

Expenditures (recoveries)
Balance, December 31, 2010	$153,309	$20,341	$-	$560	$585	$2,523	$400	$-	$177,718

Administration	-	-	-	-	-	-	-	2,192	2,192
Assay and sampling (recovery)	45,066	90	-	-	-	-	-	9,948	55,103
Automobile costs	19,901	346	1,894	305	-	-	-	442	22,888
Claim fees/ Assessment fees	-	-	-	-	77,989	7,226	-	-	85,215
Consulting services	234,529	14,671	21,511	14,293	37,270	1,461	2,000	84,084	409,818
Drilling expenses (recovery)	146,338	24,043	-	-			-	-	170,381
Equipment and supplies	18,564	2,965	3,135	2,910	-	-	-	59,646	87,221
Equipment rental	30,512	824	1,220	825	-	-	-	10,538	43,919
Geological data (Note 10)								2,141,263	2,141,263
Licenses and fees	-	-	-	434	-	-	-	13,738	14,172
Line cutting costs	25,500	-	4,500	9,788	-	-	-	-	39,788
Camp costs	-	-	236	-			-	-	236
Shipping and printing costs	1,177	-	-	312	-	-	-	22,589	24,078
Survey costs	144,537	-	21,492	27,755	-	-	-	716,857	910,641
Stock-based compensation (note 11)	87,500	-	-	-			-	-	87,500
Telephone	-	-	-	-	-	-	-	736	736
Travel and accomodation	10,693	-	-	-	-	-	-	24,592	35,285
Recoveries	-	-	-	-	-	-	-	-	-
	764,312	42,940	53,988	56,622	115,259	8,687	2,000	3,086,625	4,130,432

Impairments	-	(63,281)	-	(57,182)	-	-	-	-	(120,461)
	764,312	-	53,988	-	115,259	8,687	2,000	3,086,625	4,009,971

Balance, December 31, 2011	917,621	-	53,988	-	115,844	11,210	2,400	3,086,625	4,187,689

Total, Balance December 31, 2011	$1,021,621	$-	$131,988	$-	$236,177	$131,543	$122,733	$3,092,367	$4,736,430

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

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

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013 (subsequently amended)	$50,000	-	$15,000

During the year ended December 31, 2012, the Company incurred exploration costs totalling $49,466 (December 31, 2011 - $764,310) in deferred exploration costs on the Post Creek Property.

The Company’s interest is subject to a 2.5% Net Smelter Royalty (“NSR”), of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013 (subsequently amended), if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek
At December 31, 2011, the Company decided not to further pursue the Woods Creek Property and, accordingly, the property was written-off.

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013 (subsequently amended)	$35,000	-	$22,000

During the year ended December 31, 2012, the Company incurred $19,516 (December 31, 2011 - $53,988) in exploration costs on the Halcyon Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013 (subsequently amended), if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Bell Lake
At December 31, 2011, the Company decided not to further pursue the Bell Lake Property and, accordingly, the property was written-off.

Wahnapitae Intrusive Complex (“WIC”)
On April 17, 2012, the Company entered into a property option agreement to acquire a 100% interest in the WIC Project located in Ontario for consideration which included a cash payment of $20,000 (paid) and the issuance of 75,000 common shares (issued) on April 30, 2012.

During the year ended December 31, 2012, the Company incurred $76,777 (December 31, 2011 - $Nil) in exploration costs on the WIC Project.

Subsequent to December 31, 2012, the Company decided not to further pursue the WIC Project and, accordingly, the property was written-off at December 31, 2012.

Manitoba Nickel Properties
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

During the year ended December 31, 2012, the Company incurred $33,296 (December 31, 2011 - $115,259) in exploration costs on the Thompson North Property. At December 31, 2012, the Company decided not to further pursue the South Bay and Cedar Lake properties and, accordingly, these properties were written-off.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut Licence”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights to an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut Licence. The Sulussugut Licence is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 7,213,460 (approximately CDN $1,281,000), during the year ended December 31, 2011 by incurring $3,086,625 on the Sulussugut Licence.

The Company’s minimum required exploration expenditure for the second year was DKK 7,361,890 (approximately CDN $1,307,000). During the year ended December 31, 2012, the Company incurred $2,290,291 in exploration costs on the Sulussugut Licence.

During the year ended December 31, 2011, the Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $227,000) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

The required minimum exploration expenditures on the Sulussugut Licence for years 3-5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)
24,405,000 (approximately CDN $4,334,000). This assumes that the Sulussugut Licence area remains at its current size of 4,841 square kilometres. For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,000. The Company is obligated to reduce the licence area by at least 30% (1,452 square kilometres) by December 31, 2013.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui Licence”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui Licence. The Ininngui Licence is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year.

The Company completed the first year exploration requirement, of a minimum of DKK 360,380 (approximately $64,000), during the year ended December 31, 2012 by incurring $551,001 on the Ininngui Licence.

The required minimum exploration expenditures for year 2 on the Ininngui Licence are based an approximate DKK 242,000 (approximately CDN $43,000). The required minimum exploration expenditures for years 3-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK 2,730,000 (approximately CDN $480,000).

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2012, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

9. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2012	2011

Trade payables	$16,779	$99,343
Amounts due to related parties (Note 11)	2,765	27,222
Accrued liabilities	43,610	25,249
	$63,154	$151,814

10. SHARE CAPITAL

a) The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Year ended December 31, 2012:

The Company completed a non-brokered private placement of 20,000,000 units at a price of $0.17 per unit for proceeds of $3,400,000. Each unit consists of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share of the Company at $0.21 per share until May 22, 2014.

The Company issued 500,000 common shares at a fair value of $90,000 and 75,000 common shares at a fair value of $14,250 for the acquisition of exploration and evaluation assets (Note 8).

The Company issued 4,795,000 common shares for warrant exercises at $0.10 per share for proceeds of $479,500.

The Company issued 132,000 common shares for stock option exercises at $0.10 per share for proceeds of $13,200. Accordingly, the Company reallocated the fair value of the stock options, upon exercise, of $7,100 from share-based payments reserve to share capital.

Year ended December 31, 2011:

The Company issued 950,000 common shares at a fair value of $95,000 for the acquisition of exploration and evaluation assets (Note 8).

The Company issued 4,545,463 common shares for a private placement of flow-through shares at $0.22 per share, for proceeds of $1,000,002. On issuance, the Company bifurcated the flow-through share into i) a flow-through share premium of $90,909,  investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital $909,093. At December 31, 2011, the Company expended $842,907 in eligible exploration expenditures and, accordingly, the deferred income tax liability was reduced to $14,281. During the year ended December 31, 2012, the Company expended the remaining $157,095 and, accordingly, the deferred income tax liability of $14,281 was reduced to $Nil.

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

The Company issued 200,000 common shares for a finder’s fee pursuant to an Intellectual Property and Data Acquisition Agreement (the “IP and Data Acquisition Agreement”) acquired for use on the Maniitsoq Property (Note 8). The Company recorded the common shares at a fair value of $28,000.

10. SHARE CAPITAL (cont’d)

The Company issued 3,005,000 common shares for warrant exercises at $0.10 per share for proceeds of $300,500.

c) Preferred shares issued and outstanding

At December 31, 2012, there are 604,724 (December 31, 2011 – 604,724) preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d) Warrants

During the year ended December 31, 2011, the Company entered into an arm’s length IP and Data Acquisition Agreement with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell certain IP and Data rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuance of 12,960,000 share purchase warrants (issued), 6,480,000 to each of Hunter and Spar exercisable for a period of 5 years. The warrants are exercisable at the following prices:

-	4,750,000 of the warrants are at a price of $0.50 per share;
-	4,750,000 of the warrants are at a price of $0.70 per share; and
-	3,460,000 of the warrants are at a price of $1.00 per share.

The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Property or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813,263 using the Black-Scholes pricing model, with the following inputs: Expected dividend yield: 0%; expected share price volatility: 324%; risk-free interest rate: 1.43% and expected life: 5 years.

The Company also granted each of Hunter and Spar or their designates a 1.25% NSR, subject to rights of the Company to reduce both royalties to a 0.5% NSR upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the Maniitsoq Property.

The changes in share purchase warrants during the year ended December 31, 2012 and 2011 are as follows:

10. SHARE CAPITAL (cont’d)

d) Warrants (cont’d)

	December 31, 2012		December 31, 2011
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

Outstanding, beginning of year	31,198,950	$0.44	10,000,000	$0.10
Granted	10,000,000	0.21	24,203,950	0.54
Cancelled/ Expired	(13,343,950)	0.31	-	-
Exercised	(4,795,000)	0.10	(3,005,000)	0.10

Outstanding, end of year	23,060,000	$0.49	31,198,950	$0.44

At December 31, 2012, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date		Exercise Price	Weighted Average remaining contractual life (in years)

100,000	Jan-23-2013	subsequently exercised	$0.10	0.06
3,460,000	Aug-30-2016		$1.00	3.67
4,750,000	Aug-30-2016		$0.50	3.67
4,750,000	Aug-30-2016		$0.70	3.67
10,000,000	May-22-2014		$0.21	1.39
23,060,000				0.49

e) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority  to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the year ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

Outstanding, beginning of year	5,350,000	$0.15	3,300,000	$0.10
Granted	2,415,000	0.23	2,050,000	0.23
Cancelled/ Expired	(250,000)	(0.22)	-	-
Exercised	(132,000)	(0.10)	-	-
Outstanding, end of year	7,383,000	$0.19	5,350,000	$0.15

10. SHARE CAPITAL (cont’d)

The weighted average fair value of options granted during the year ended December 31, 2012 was $0.19 per option (December 31, 2011 - $0.23). Details of options outstanding as at December 31, 2012 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)

2,828,000	2,828,000	August 27, 2015	$0.10	2.65
140,000	140,000	November 25, 2015	$0.10	2.90
200,000	200,000	December 8, 2015	$0.10	2.94
150,000	150,000	May 24, 2016	$0.20	3.40
350,000	350,000	June 29, 2016	$0.20	3.50
1,300,000	1,300,000	September 6, 2016	$0.25	3.68
100,000	100,000	November 24, 2016	$0.15	3.90
300,000	285,326	January 18, 2017	$0.15	4.05
2,015,000	2,015,000	August 13, 2017	$0.24	4.62
7,383,000	7,368,326			3.51

During the year ended December 31, 2012, the Company granted 2,415,000 incentive stock options to directors, employees and consultants with a maximum term of 5 years. Of the stock options granted during the year, 2,115,000 stock options vested on grant date and 300,000 vest at a rate of 25% every three months, with 14,674 unvested at December 31, 2012. The Company calculates the fair value of all stock  options  using  the  Black-Scholes  option  pricing  model.   The granting of these options resulted in stock-based compensation expense of $459,552 and capitalization of $Nil to exploration and evaluation assets.

During the year ended December 31, 2011, the Company granted 2,050,000 incentive stock options to directors and employees with a maximum term of 5 years. All of the stock options granted during the year vested on grant date. The granting of these options resulted in stock-based compensation expense of $383,750 and capitalization of $87,500 to exploration and evaluation assets. The options granted vested upon issuance.

The fair value of stock options granted during the year ending December 31, 2012 and 2011 was calculated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31, 2012	December 31, 2011

Expected dividend yield	0%	0%
Expected share price volatility	152.46% - 286.69%	618.59% - 767.95%
Risk-free interest rate	1.05% - 1.40%	1.56% - 2.57%
Expected life of options	2 and 5 years	1.5 and 5 years

f) Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2012, the Company transferred $45,789 (2011 - $Nil) for forfeited options and $36,592 (2011 - $Nil) for expired unexercised warrants to deficit.

11. RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011

Directors and companies controlled by directors of the Company	$2,765	$27,222

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the year ended December 31, 2012, the Company recorded $11,700 (December 31, 2011 - $4,600) in rent expense to a company controlled by directors in common.

Related party transactions - Key management personnel compensation:

	Year ended
	December 31,	December 31,
	2012	2011

Geological consulting fees - expensed	$41,200	$21,517
Geological consulting fees - capitalized	41,600	19,983
Management fees - expensed	108,000	81,000
Stock-based compensation	264,252	150,000
	$455,052	$272,500

12. CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012. The Company is not exposed to externally imposed capital requirements.

13. FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, short-term investments, trade payables and due to related parties. The carrying value of these financial instruments approximates their fair value.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

13. FINANCIAL RISK MANAGEMENT (cont’d)

-	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-	Level 3 – Inputs that are not based on observable market data.

Cash and short-term investments is measured based on Level 1 inputs of the fair value hierarchy.

The Company is engaged in the mineral exploration field and manages related industry risk issues directly.  The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests.  Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements.  There is no certainty that all environmental risks and contingencies have been addressed.

The Company's primary risk exposures are summarized below:

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its receivable. Receivable consists primarily of goods and services tax due from the Federal Government of Canada.  Management believes that the Company has no significant concentration of credit risk arising from operations.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due.  The Company has working capital of $1,334,112 at December 31, 2012.  All of the Company's liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

Foreign currency risk
Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and DKK. The Company has not hedged its exposure to currency fluctuations.

14. NON-CASH TRANSACTIONS

The Company incurred non-cash financing and investing activities during the year ended December 31, 2012 as follows:

	December 31, 2012	December 31, 2011

Common shares issued for exploration and evaluation assets (Note 10)	$104,250	$95,000
Accrued exploration and evaluation expenditures	$26,069	$97,616
Share purchase warrants issued for exploration and evaluation assets (Note 8)	$-	$1,813,263
Stock-based compensation expense recorded as share issuance costs for finders warrants (Note 10)	$-	$36,592
Stock-based compensation capitalized to exploration and evaluation assets (Note 10)	$-	$87,500
Transfer of forfeited/expired stock options to deficit (Note 10)	$45,789	$-
Transfer of cancelled/expired warrants to deficit (Note 10)	$36,592	$-

15. COMMITMENTS

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: $5,000 per month and $4,000 per month
ii)	consulting fees: previously $3,500 per month and $6,000 per month effective June 1, 2011

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 8).  The Company’s geographic segments are as follows:

	December 31, 2012	December 31, 2011
Total Assets
Canada	$3,070,288	$3,017,336
Greenland	5,939,414	3,092,367
	$9,009,702	$6,109,703

	December 31, 2012	December 31, 2011
Exploration and evaluation assets
Canada	$1,667,065	$1,644,063
Greenland	5,939,414	3,092,367
	$7,606,479	$4,736,430

	December 31, 2012	December 31, 2011
Total Liabilities
Canada	$46,990	$70,026
Greenland	16,164	96,069
	$63,154	$166,095

	December 31, 2012	December 31, 2011
Total Loss
Canada	$(1,453,562)	$(1,084,191)
Greenland	-	-
	$(1,453,562)	$(1,084,191)

17. INCOME TAXES

A reconciliation of expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2012	December 31, 2011

Net Loss	$(1,453,562)	$(1,160,819)
Statutory rate	25.33%	26.50%

Expected income tax recovery	(368,237)	(307,617)
Permanent differences and other	61,571	88,764
Effect of changs in tax rates	4,083	(390)
Renunciation of exploration costs	-	223,370
Amortization of flow-through liability	(3,618)	(76,628)
Change in valuation allowance	306,201	(4,127)

Net future income tax recovery	$-	$(76,628)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2012	December 31, 2011

Exploration and evaluation assets	$(56,285)	$(143,861)
Loss carry-forwards	478,850	311,478
Share issuance costs	7,334	9,778
Equipment	54,173	478

	$484,072	$177,873

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issuance costs

2013	$-	$-	$-	$9,778
2014	-	-	-	9,778
2015	-	-	-	9,778
2030	695,500	-	-	-
2031	517,383	-	-	-
2032	645,804	-	-	-
No expiry	-	56,712	7,381,341	-

	$1,858,687	$56,712	$7,381,341	$29,334

17. INCOME TAXES (cont’d)

Provision for current tax
Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2011, the Company received $1,000,002 from the issuance of flow-through shares. These amounts will not be available to the Company for future deduction from taxable income. Effective December 31, 2011, the Company renounced $842,907 to the subscribers. To December 31, 2012, the Company had completed its flow-through commitments and renounced the remainder of the qualifying amounts.

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. Upon issuance of the flow-through shares, the Company recorded a premium of $90,909. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed.  The net amount is recognized as deferred tax expense. At December 31, 2012, the Company has recorded a deferred income tax liability of $Nil (2011 - $14,281).

Provision for deferred tax
As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at December 31, 2012, the Company has approximately $1,859,000 in non-capital losses that can be offset against taxable income in future years expiring at various dates commencing in 2030. In addition, the Company has approximately $57,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely.  The potential future tax benefit of these losses has not been recorded as a full valuation allowance has been provided due to the uncertainty of realization.

18. SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

i)	100,000 warrants were exercised for proceeds of $10,000; and
ii)	The Company granted 300,000 incentive stock options to an employee and a consultant. The stock options are exercisable at $0.15 per share for a maximum term of 5 years.
iii)	The Post Creek Property option agreement (Note 8) was amended as follows:

Date	Cash	Exploration requirements

On or before April 5, 2013 (paid)	$15,000	$15,000
On or before April 5, 2014	$15,000	$15,000
On or before April 5, 2015	$15,000	$15,000

Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

18. SUBSEQUENT EVENTS (cont’d)

iv)	The Halcyon Property option agreement (Note 8) was amended as follows:

Date	Cash	Exploration requirements

On or before April 5, 2013 (Paid)	$15,000	$22,000
On or before April 5, 2014	$15,000	$22,000
On or before April 5, 2015	$15,000	$22,000

Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

v)	On April 17, 2013, the Company decided not to further pursue the WIC Project (Note 8) and, accordingly, the property was written-off at December 31, 2012.