Form 20-F
period 2013-12-31
North American Nickel Inc.
filed 2014-05-02
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

      .REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

  X .ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

      .TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

      .SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

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

140,576,584 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer. Yes      . No  X .

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes      . No  X .

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  X . No      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	X . (Do not check if a smaller reporting company)	Smaller reporting company	.

Indicate by check mark which financial statement item the registrant has elected to follow.   X . Item 17            . Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes      . No  X .

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2013, 2012 and 2011. The information presented below for the three year period ended December 31, 2013, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc.

Selected Financial Data in accordance with United States GAAP for the years 2009

Selected Financial Data in accordance with IFRS for the years 2013, 2012, 2011 and 2010

(Expressed in Canadian Dollars)	Years Ended December 31,
	2013	2012	2011	2010	2009

Net operating revenues	$0	$0	$0	$0	$0

Loss from operations	$0	$0	$0	$0	$(35,773)

Net loss	$(1,260,301)	$(1,453,562)	$(1,084,191)	$(529,808)	$(117,645)
Comprehensive loss	$(1,260,301)	$(1,453,562)	$(1,084,191)	$(529,808)	$(93,120)

Loss per share from operations	$(0.01)	$(0.02)	$(0.02)	$(0.03)	$(0.02)

Share capital	$33,631,235	$22,786,694	$18,782,644	$15,310,333	$13,649,333
Common shares issued	$140,576,584	$80,560,193	$55,058,193	$35,231,730	$5,441,730
Weighted average shares outstanding	$111,753,433	$69,179,749	$46,464,082	$19,941,566	$5,441,730

Total assets	$18,715,919	$9,009,702	$6,109,703	$153,074	$153,074

Net assets (liabilities)	$18,679,879	$8,946,548	$5,943,608	$(106,684)	$(106,684)

Cash dividends declared per common share	$0	$0	$0	$0	$0
Exchange rates (Cdn$ to U.S.$) period average	$1.0299	$1.0004	$1.0110	$0.8757	$0.8757

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low

October 2013	$0.9630	$0.9666
November 2013	$0.9515	$0.9551
December 2013	$0.9372	$0.9420
January 2014	$0.9112	$0.9166
February 2014	$0.9018	$0.9069
March 2014	$0.8978	$0.9030
Exchange rate (CDN$ to U.S.$) April 16, 2014	$0.9063	$0.9124

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

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011 the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

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

To focus on the expected increased demand for base metals, the Company entered into agreements to acquire rights to four properties in the Sudbury Ontario nickel belt, and one agreement to acquire 100% ownership of another property in the area of the Thompson Manitoba nickel belt. As part of this change in focus, the Company entered into an arm’s length agreement to divest its interest in Outback Capital Inc., and through this, its interest in the Pine Falls Manitoba gold properties.

Concurrent with the refocusing of the Company in April 2010, the Company arranged two non-brokered private placements to finance working capital and the first exploration work at Post Creek and Bell Lake in the Sudbury nickel belt. It also attracted four new directors, each with significant experience in mineral exploration, to replace three previous directors, and add one additional director.

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

During the year ended December 31, 2011 (the first year of the Sulussugut License), the Company reported and was granted eligible exploration expenses of DKK 8,489,457.  This amount exceeded the required expenses (DKK 7,213,460) by DKK 1,275,997 and the Company was granted a credit for the excess which may be used towards future expense requirements on the Sulussugut License in years 2012 to 2014.

During the year ended December 31, 2012 (the second year of the Sulussugut License), the Company reported and was granted eligible exploration expenses of DKK 23,615,611 by the Greenland BMP.  This amount exceeded the required expenses (DKK 7,361,890) by DKK 16,253,721 and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2013 to 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end. The minimum required eligible exploration expenditure in 2013 will be DKK 26,609,040.

The required minimum exploration expenditures on the Sulussugut License for years 4 and 5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK 26,609,040.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

During the year ended December 31, 2012 (the first year of the Ininngui License), the Company reported and was granted eligible exploration expenses of DKK 2,871,899.  This amount exceeded the required expenses (DKK 360,380) by DKK 2,511,519 and the Company was granted a credit for the excess which may be used towards future expense requirements on the Ininngui License in years 2013 to 2015.

On September 28, 2013 the Ininngui license was enlarged to 265 square kilometres at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License are DKK 565,950. The required minimum exploration expenditures for years 3-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK 2,366,800.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2012, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut Licence, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

In May, 2012 the Company arranged a non-brokered private placement of up to 20,000,000 units at a price of $0.17 per unit for aggregate proceeds of $3,400,000, to the Sentient Group GP IV.

In April, 2013 the Company completed a non-brokered private placement of 41,494,692 units at a price of $0.17 per unit for aggregate proceeds of $7,054,098.

Organizational structure.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. Effective May 31, 2010 , the Company completed an agreement with an arm’s length entity that resulted in it divesting of its interest in Outback Capital Inc.

C. Property, plants and equipment.

The Company’s head office and principal facility, which is leased, is located at 260 West Esplanade, North Vancouver.

The Company entered into two agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt. The Company also acquired a large Ni-Cu-PGE land package in Greenland. A figure showing the location of all of the company’s properties are displayed below.

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

POST CREEK OPTION (Ni)

ONTARIO

HOLDER: John Gregory Brady / North American Nickel

Disposition Type	Disposition No.	Township	Hectares	Recording Date	Anniversary Date
Claim	1094824	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094825	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094826	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094834	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1094835	NORMAN	16	Apr 24, 1990	Apr 24, 2015
Claim	1117878	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117879	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117880	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117881	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1117882	NORMAN	16	Jan 25, 1991	Jan 25, 2015
Claim	1198500	NORMAN	16	Jun 27, 1995	Jun 27, 2015
Claim	1222817	NORMAN	64	Mar 13, 1997	Mar 13, 2015
Claim	1222896	NORMAN	16	Mar 13, 1997	Mar 13, 2015
Claim	1222897	NORMAN	16	Mar 13, 1997	Mar 13, 2015
Claim	854182	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854183	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854184	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854185	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854186	NORMAN	16	Aug 19, 1985	Aug 19, 2015
Claim	854571	PARKIN	16	Nov 25, 1985	Nov25, 2015
Claim	854572	PARKIN	16	Nov 25, 1985	Nov25, 2015
Claim	854573	NORMAN	16	Nov 25, 1985	Nov25, 2015
Claim	854574	PARKIN	16	Nov 25, 1985	Nov25, 2015
Claim	864654	NORMAN	16	Nov 25, 1985	Nov25, 2015
Claim	864655	NORMAN	16	Nov 25, 1985	Nov25, 2015
Claim	864656	NORMAN	16	Nov 25, 1985	Nov25, 2015
Claim	894711	NORMAN	16	May 08, 1986	May08, 2015
Claim	894712	NORMAN	16	May 08, 1986	May08, 2015
Claim	894713	NORMAN	16	May 08, 1986	May08, 2015
Claim	894746	NORMAN	16	May 08, 1986	May08, 2015
Claim	894747	NORMAN	16	May 08, 1986	May08, 2015
Claim	894748	NORMAN	16	May 08, 1986	May08, 2015
Total: 32			560

HOLDER: North American Nickel

Disposition Type	Disposition No.	Township	Hectares	Recording Date	Anniversary Date
Claim	4267494	PARKIN	64	Aug 07, 2011	Aug 17, 2013
Total: 1			64

Total ALL: 33			624

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

HALCYON OPTION (Ni)

ONTARIO

HOLDER: John Gregory Brady

Disposition Type	Disposition No.	Township	Hectares	Recording Date	Anniversary Date
Claim	1043484	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043485	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043486	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043487	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043488	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043489	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043490	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1043491	AYLMER	16	Jan 16, 1989	Jan 16, 2012
Claim	1117883	PARKIN	16	Jan 25, 1991	Jan 25, 2012
Claim	1117884	PARKIN	16	Jan 25, 1991	Jan 25, 2012
Claim	1013217	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1013393	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1013395	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1013396	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043292	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043293	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043294	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043295	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043296	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043297	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043492	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043493	PARKIN	16	Jan 26, 1989	Jan 26, 2012
Claim	1043497	PARKIN	16	Jan 30, 1989	Jan 30, 2012
Claim	1043498	PARKIN	16	Jan 30, 1989	Jan 30, 2012
Claim	648539	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	648540	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	648547	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	648548	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	648699	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	648700	PARKIN	16	Mar 04, 1983	Mar 04, 2012
Claim	682108	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682109	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682110	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682111	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682112	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682113	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682278	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682279	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682280	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682281	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682282	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682283	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	682284	PARKIN	16	Mar 14, 1983	Mar 14, 2012
Claim	1211386	PARKIN	32	May 27, 1996	May 27, 2012
Claim	894924	PARKIN	16	Jun 12, 1986	Jun 12, 2012
Claim	894925	PARKIN	16	Jun 12, 1986	Jun 12, 2012
Claim	1042958	PARKIN	16	Dec 12, 1988	Dec 12, 2012
Claim	1042959	PARKIN	16	Dec 12, 1988	Dec 12, 2012
Claim	1042960	PARKIN	16	Dec 12, 1988	Dec 12, 2012
Claim	994723	PARKIN	16	Dec 23, 1987	Dec 23, 2012
Claim	994724	PARKIN	16	Dec 23, 1987	Dec 23, 2012
Claim	994725	PARKIN	16	Dec 23, 1987	Dec 23, 2012
Claim	994726	PARKIN	16	Dec 23, 1987	Dec 23, 2012
Total: 53			864

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

North Thompson (Bedrock-Hosted Mineral Exploration Licences): The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickelcopper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

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

A property list and a detailed magnetic survey map are presented below:

Mar 29, 2013

Disposition Type	Disposition No.	Disposition Name	Hectares	Recording Date	Anniversary Date	Work Requirement	Excess Credits	NOTE
MEL Pending	994A	(YR 1) ROCK LAKE	11,600	Feb 10, 2012		$14,500.00		Pending - KEEP
MEL Pending	995A	(YR 1) ORR LAKE	6,643	Feb 10, 2012		$8,303.75		Pending - KEEP
MEL Pending	996A	(YR 1) STRONG LAKE	7,400	Feb 10, 2012		$9,250.00		Pending - KEEP
			25,643			$32,053.75

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

The Company completed the first, second and third year exploration requirements, of a minimum of DKK 40,773,110 (approximately CDN $7,482,000), during the year ended December 31, 2011, 2012, and 2013 by incurring $9,601,284 on the Sulussugut License.

During the years ended December 31, 2012 and 2011, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 17,529,718 (approximately CDN $2,702,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2013 to 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30%, which the Company reduced the area by 1,505 square kilometres by December 31, 2013.  This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760.

The required minimum exploration expenditures on the Sulussugut License for years 4 and 5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK 26,197,760. This assumes that the Sulussugut License area was reduced to 3,336 square kilometers before December 31, 2013 and remains at this size. For every square kilometre that the license is reduced the required annual expenditure decreases by approximately DKK 7,760.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

During the year ended December 31, 2012 (the first year of the Ininngui License), the Company reported and was granted eligible exploration expenses of DKK 2,871,899.  This amount exceeded the required expenses (DKK 360,380) by DKK 2,511,519 (approximately CDN $485,000) and the Company was granted a credit for the excess which may be used towards future expense requirements on the Ininngui License in years 2013 to 2015.

On September 18, 2013 the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License are DKK 565,950 (approximately CDN $104,000). The required minimum exploration expenditures for years 3-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK2,366,800 (approximately CDN $433,757).

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2013, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

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

From June 7, 2012 to July 18, 2012 a helicopter electromagnetic survey, totaling 3,532 line-kilometers, was flown over portions of mineral exploration licences 2011/54 and 2012/28. The survey was performed by Geotech Ltd. of Aurora, Ontario. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting. A levelled, digital database was received from Geotech on July 31, 2012 and a complete logistical and processing report was received on August 29, 2012. A preliminary interpretation of the data was done between August 1 and 13, 2012.

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

On June 28, 2012, the Geological Survey of Denmark and Greenland announced that the Maniitsoq Structure, which the Company’s mineral exploration licenses cover a large portion of, is “The remains of a gigantic, 3 billion year old meteorite impact...” The paper concluded that the nickel-bearing Greenland Norite Belt, the focus of exploration for the Company, is directly related to this major geological event which is believed to be the oldest, and possibly the largest, such meteorite impact event so far recognized on Earth. The Company is working on the hypothesis that the impact created the extensive magma conduit system that now hosts the norite intrusions and Ni-Cu-Co-PGM mineralization.

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

On January 15, 2013, the Company announced the completion of all assay and geochemical analyses on samples from the 2012 drilling program. The results confirmed the existence of significant nickel + copper ± cobalt ±PGE mineralization at Imiak Hill and Spotty Hill.

Polished thin sections were prepared from selected rock samples in order to determine their mineralogy and petrology. Vancouver Petrographics analyzed the sections and submitted a report on their observations to the geological team.

On May 28, 2013 the Company announced that it had finalized the 2013 exploration plan for the Maniitsoq project. The plan called for a minimum of 3,000 meters of diamond drilling to follow-up on 2012 discoveries and to test new geological, geophysical and geochemical targets identified from a review of exploration datasets. Surface pulse time domain electromagnetic (PEM) surveys and 550 line-km of helicopter time domain, electromagnetic and magnetic surveying was also planned.

On June 11, 2013 the Company released results of a QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscopy) study performed on three samples of mineralized drill core: two from the Imiak Hill occurrence and one from the Spotty Hill occurrence.  The study was done by SGS Canada Inc. at their Lakefield, Ontario facility. The objectives of the study were to identify and quantify the nickel, copper and cobalt-bearing minerals within the samples and to determine the liberation and association characteristics of the nickel and copper sulphides. The study indicated that all three samples show high potential nickel recovery and variable potential copper recovery.  SGS’s complete report is posted on the Company’s website.

Field work at Maniitsoq commenced on June 15 and was completed on September 16.  Twenty five diamond drill holes totaling 4,266 metres were drilled, 917.3 line-kilometres were surveyed with Geotech Ltd.’s helicopter borne VTEM time domain electromagnetic and magnetic system, and first pass field checking of all targets identified from the 2012 field work was completed. All but one of the diamond drill holes were surveyed with a three-component bore hole electromagnetic (BHEM) probe. The borehole surveying was done by Crone Geophysics and Exploration Ltd.

In an update released on August 23, 2013, the Company announced that near solid to solid sulphide mineralization was intersected by hole MQ-13-026 at Imiak Hill. The intersection occurred between approximately 142 and 159 metres vertically below surface and was correlated with Zone 30, one of three mineralized zones recognized to date at Imiak Hill (the other two being zones 10 and 20).  On September 5, 2013 the Company announced that hole MQ-13-028 had intersected near solid to solid sulphide mineralization at a vertical depth of approximately 185 metres vertically below surface. This mineralization also correlated with Zone 30. The mineralization in MQ-13-028 is the deepest intersected to date at Imiak Hill and Zone 30 remains open at depth.

On September 12, 2013 the Company announced the discovery of significant mineralization at Imiak North, which is situated 950 metres north northeast of Imiak Hill and 1200 metres northwest of the Spotty Hill occurrence.  Collectively, these three closely spaced occurrences are referred to as the Imiak Hill Conduit Complex (IHCC).

On September 26, 2013 the Company announced a new discovery within the Fossilik norite intrusion situated approximately 9 kilometres from the IHCC. The discovery was made by hole MQ-13-018, which intersected 4.53m @1.06% Ni, 0.23% Cu, 0.04% Co, 0.33 g/t Pt+Pd+Au starting at 51.8 metres down the hole.  This zone remains open at depth and additional drilling is warranted.

On October 10, 2013, the Company reported that the mineralization intersected by hole MQ-13-026 at Imiak Hill averaged 3.25% nickel, 0.48% copper and 0.11% cobalt over a core length of 25.51 metres including 18.62 metres at 4.31% nickel, 0.62% copper and 0.14% cobalt.  Assay results for holes MQ-13-024 and 019 were also announced.  These holes intersected mineralization above hole MQ-13-026 and both holes returned significant assays including 14.90 metres grading 2.67% nickel, 0.39% copper and 0.09% cobalt in hole 024 and 8.68 metres grading 1.53% nickel, 0.43% copper and 0.06% cobalt in hole 019.  Eight regional exploration holes were also announced for a total of 1,163 metres testing VTEM anomalies.

On October 23, 2013, the Company announced that high grade nickel mineralization intersected by hole MQ-13-029 at Imiak North averaged 4.65% nickel over a core length of 9.99 metres.  Hole MQ-13-027, also drilled at Imiak North intersected 64.11 metres grading 0.45% nickel and 0.20% copper.  Hole MQ-13-022 drilled at Spotty Hill returned 20.07 metres grading 0.68% nickel, 0.28% copper and 0.32g/t Pt+Pd+Au.

On November 7, 2013, the Company announced results from hole MQ-13-028, the deepest hole at Imiak Hill (180 metres vertically below surface) grading 3.19% nickel, 1.14% copper and 0.11% cobalt over 24.75 metres core length.  The mineralization remains open at depth.

On November 21, 2013, the Company announced a new discovery at target P-13 from hole MQ-13-032 grading 0.44% nickel, 0.20% copper over 6.51 metres core length.  Follow-up work is planned for 2014.

On December 2, 2013, the Company announced 100 new electromagnetic – exploration targets had been identified at Maniitsoq as a result of the latest helicopter-borne survey.

On March 3, 2014 the Company announced that Air Greenland was awarded the helicopter contract to provide field support for our exploration program in 2014.  Planning is on-going for deep penetrating electromagnetic and gravity surveys as well as camp logistic contracts.

On March 19, 2014 the Company announced Crone Geophysics was awarded the surface electromagnetic and gravity surveys over the Imiak Hill Conduit Complex and Fossilik areas.  The surveys will be completed on 200 metre line spacing as is designed to search for deep anomalies.

On April 3, 2014 the Company announced that Cartwright Drilling Inc. of Goose Bay, Labrador, Newfoundland was awarded the drilling contract and the field services contract was awarded to Xploration Services Greenland ApS of Nuuk, Greenland.

A map showing the location of the mineral exploration licenses and diamond drill sites is presented below.

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

With the June 30, 2006 completion of the PFG acquisition the Company’s expenses became more heavily weighted in favor of the exploration work and analysis being carried out on those properties. On May 31, 2010 the Company sold its interest in PFG, and no longer holds an interest in the Pinefalls Gold Property.

The Company will continue in the exploration business via the April 2010 agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt. The Company in December 2013 decided not to further pursue the 100% owned Thompson North Property which is part of the Thompson Nickel Belt and will allow the claims to lapse in 2014. The Company will also continue in the exploration on the acquired a large Ni-Cu-PGE land package in Greenland.

As a result of initiatives that were commenced on April 6, 2010, activities shifted from the Bissett area and precious metals, to base metals in and around Sudbury Ontario. As of August 15, 2011, activities also included work on an exploration program on the Sulussugut License in Greenland and as of March 4, 2012, activities also included work on an exploration program on the Ininngui License in Greenland.

Business overview

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its Sudbury and Greenland properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining.  The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Company also has rights to explore the Halcyon property in the Sudbury area. The Company also was granted an exploration licence (the “Sulussugut Licence”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greeland and in 2012 the Company applied for and received a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54). The two Greenland licences give the Company the exclusive right to explore for any commodity except for radioactive minerals and hydrocarbons over a 4,983 km2 area on the southwest coast of Greenland centered at 65° 52 ' N latitude and 51° 52 ' W longitude. The area contains numerous historical nickel-copper sulphide occurrences associated with mafic-ultramafic intrusions.

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

With the April 2010 entry into the arena of base metal exploration the Company expects to report significant additional expenses in the future related to the exploration activities undertaken in the Sudbury area of Ontario, and the Maniitsoq Property in Greenland.  Following the sale of Outback Capital Inc., the Company has no further expenses related to exploration in the Bissett area.

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2013 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2013, the Company had accumulated losses totaling $17,974,123 and a working capital of $6,300,587.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2013 the Company had cash of $278,919, short-term investments of $6,000,000 and working capital of $6,300,587.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2013.

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

•

the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•

the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses;

•

the classification of financial instruments; and

•

the determination of the functional currency of the Company.

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

Requirements for financial liabilities were added in October 2010 which mainly carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. The effective date of IFRS 9 has not been specified.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford(1) West Vancouver, B.C. Director	50	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present

Richard J. Mark North Vancouver, BC Chairman & Chief Executive Officer	64

CEO & Chairman of VMS Ventures Inc. from 2002 – present,  CEO & Chairman of Harvest Gold Corporation from 2005 – present

President & CEO of Pancontinental Uranium Corp.(formerly Centram Exploration Ltd.) from 2007 - present.

John Roozendaal Brandon, MB Director	43	President of VMS Ventures Inc. from 1996 – present President of Harvest Gold Corporation from 2005 – present

Mark Fedikow Winnipeg, MB President & Director	61	President of Mount Morgan Resources Ltd. year – present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present

James Clucas North Vancouver, BC Director	71	Director of Search Minerals Inc. from June 2009 – present; Chairman of International Nickel Ventures Corp. from 2007-2012

Edward D. Ford (1) Whistler, B.C. Director	78

Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of  Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

Gilbert Clark Nice, France Director	44	Managing Director since 2003 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group since 2010, Director of North American Nickel since May 25th 2012.

Cheryl Messier North Vancouver, B.C. Chief Financial Officer	48	CFO since September 6, 2012, Director of VMS Ventures Inc. 2009 - present

(1)

Edward Ford is the father of Douglas Ford.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided.  During the year ended December 31, 2013, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $135,000 in management fees, paid or accrued a total of $126,000 in geological consulting fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2013, the Company paid no compensation to Directors for acting as Directors.  The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has five committees in place, four of which have been recently implemented:

Audit Committee is made-up of Edward Ford, James Clucas and Douglas Ford. The Audit Committee is an operating committee of the board of directors responsible for the oversight of financial reporting and disclosure. On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

Corporate Governance Committee is made up of James Clucas, Douglas Ford, Gilbert Clark, Rick Mark and Secretary Cheryl Messier. The Corporate Governance Committee is responsible for reviewing and specifying the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the company.

Compensation Committee is made up of Edward Ford, James Clucas, Gilbert Clark and Secretary Cheryl Messier. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

Compliance Committee is made up of Mark Fedikow, Neil Richardson and Rick Mark. The purpose of the Compliance Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Compliance Committee meet on a regular basis to oversee the dissemination of all corporate material.

Technical Oversight Committee is made up of Mark Fedikow. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

D. Employees.

Effective at December 31, 2013 the Company had six salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.  During the year 850,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2013 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2013 there were 140,576,584 common shares issued and outstanding.  Each of the listed persons may be reached at the Company’s head offices or #301 – 260 West Esplanade, North Vancouver, BC, V7M 3G7, telephone (604) 986-2020.

Name of Beneficial Owner	Amount of Shares	Percent

Principal Holders
VMS Ventures Inc	39,472,056	28.1%
Sentient Group GP IV	54,828,598	39.0%

Officers and Directors
Edward Ford	840,000	n/a
Douglas Ford	480,455	n/a
Richard J. Mark	2,367,500	1.7%
John Roozendaal	1,265,000(1)	n/a
Mark Fedikow	2,285,000(2)	1.6%
James Clucas	475,000	n/a
Cheryl Messier	800,000	n/a
Gilbert Clark	375,000	n/a
Neil Richardson	500,000	n/a

All Officers and Directors as a Group (9 persons)	9,387,955	6.7%

(1)

Includes 790,000 shares held through 667961 BC Ltd.

(2)

Includes 1,341,000 shares held through Mount Morgan Resources Ltd.

The Company issued 41,494,692 units for a private placement at $0.17 per share, for proceeds of $7,054,098. Each unit consists of one common share and one half share purchase warrant. Each warrant is exercisable into one common share of the Company at $0.21 per share until April 19, 2015, April 22, 2015 and June 18, 2015. The Company does not separately disclose the value attributed to the warrants.

B. Related party transactions.

During the fiscal year ended December 31, 2013, directors, officers and companies controlled by them have been engaged in the following transactions with the Company:

During the year ended December 31, 2013, a director and a company in which a director has an interest charged the Company $135,000 (2012: $108,000, 2011: $108,000) for management fees.

During the year ended December 31, 2013, a company controlled by directors in common charged the Company $10,800 (2012: $11,700, 2011:  $4,600) in rent expense

During the year ended December 31, 2013, a director charged the Company $126,000 (2012: $82,800, 2011: $36,783) for consulting services. $51,000 (2012 - $41,600, 2011 - $26,833) has been recorded in consulting services as deferred exploration costs for mineral properties and $75,000 (2012 - $41,200, 2011 - $22,717) has been recorded in consulting fees on the statements of operations.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties.

Included in trade payables and accrued liabilities as of December 31, 2013 is $5,894 (3012: $2,765, 2011:  $27,222) owing to VMS Ventures Inc. for shared administrative costs.  Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

C. Interests of experts and counsel

Not required.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2012 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. The table below sets forth certain information regarding the price history of our common shares.  Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

	OTCbb High (USD)	OTCbb Low (USD)	TSXv High (C$)		TSXv Low (C$)
Fiscal year ended December 31, 2010	$1.50	$0.02	$	n/a	$	n/a
Fiscal year ended December 31, 2011	$1.01	$0.09		$0.32		$0.09
Fiscal year ended December 31, 2012	$0.30	$0.09		$0.30		$0.12
Fiscal year ended December 31, 2013	$0.44	$0.12		$0.47		$0.12
Quarter ended June 30, 2012	$0.18	$0.15		$0.19		$0.125
Quarter ended September 30, 2012	$0.30	$0.16		$0.30		$0.15
Quarter ended December 31, 2012	$0.19	$0.13		$0.20		$0.125
Quarter ended March 31, 2013	$0.20	$0.13		$0.19		$0.14
Quarter ended June 30, 2013	$0.21	$0.12		$0.22		$0.12
Quarter ended September 30, 2013	$0.41	$0.16		$0.43		$0.17
Quarter ended December 31, 2013	$0.41	$0.20		$0.42		$0.22
Quarter ended March 31, 2014	$0.30	$0.22		$0.36		$0.25
Month ended February 28, 2013	$0.17	$0.14		$0.17		$0.14
Month ended March 31, 2013	$0.20	$0.14		$0.22		$0.145
Month ended April 30, 2013	$0.16	$0.12		$0.17		$0.13
Month ended May 31, 2013	$0.15	$0.13		$0.16		$0.12
Month ended June 30, 2013	$0.21	$0.13		$0.22		$0.16
Month ended July 31, 2013	$0.20	$0.17		$0.22		$0.17
Month ended August 31, 2013	$0.29	$0.16		$0.31		$0.17
Month ended September 30, 2013	$0.41	$0.23		$0.43		$0.24
Month ended October 31, 2013	$0.41	$0.30		$0.42		$0.32
Month ended November 31, 2013	$0.38	$0.23		$0.40		$0.26
Month ended December 31, 2013	$0.26	$0.20		$0.26		$0.22
Month ended January 31, 2014	$0.29	$0.22		$0.31		$0.26
Month ended February 28, 2014	$0.29	$0.26		$0.31		$0.28
Month ended March 31, 2014	$0.30	$0.26		$0.36		$0.30
Month ended April 30, 2014	$0.36	$0.30		$0.39		$0.335

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

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest: i)   Management fees: previously $5,000 per month to $8,000 per month effective April 1, 2013 and $4,000 per month ii)  Consulting fees: previously $3,500 per month to $6,000 per month effective June 1, 2011

Each of the agreements has the same terms and conditions which shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the employee shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the employee the amount of money due and owing to the employee hereunder to the extent accrued due to the employee to the effective date of termination.

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

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Disposition of the Company’s Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the nonresident and persons with whom the non-resident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2013 that our disclosure controls and procedures were effective.

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

1.

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets,

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and

3.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

C. Principal Accounting Fees and Services

(a)

Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $24,440 as of December 31, 2013 ($19,420 in the year ended December 31, 2012, $32,400 in the year ended December 31, 2011, $28,815  in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.  The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

(b)

Audit Related Fees

DMCL billed the Company $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

(c)

Tax Fees

DMCL billed the Company $1,500  for the tax year 2012, $1,600 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011,  2010, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2013 and 2012.

Statements of comprehensive loss for the years ended December 31, 2013 and 2012.

Statement of changes in equity for the years ended December 31, 2013, 2012 and 2011.

Statements of cash flows for the years ended December 31, 2013 and 2012.

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

19.1 Management Discussion & Analysis as of April 30, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: May 2, 2014	By:	/s/ Douglas E. Ford
Name: Douglas E. Ford
Title: Director as duly authorized signatory

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.:

We have audited the accompanying financial statements of North American Nickel Inc., which comprise the statements of financial position as at December 31, 2013 and 2012, and the statements of comprehensive loss, changes in shareholder’s equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describe certain conditions that indicate the existence of a material uncertainty that cast significant doubt about the Company’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 30, 2014

NORTH AMERICAN NICKEL INC.

Statement of Financial Position

(Expressed in Canadian Dollars )

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash		$278,919	$661,245
Short-term investments	7	6,000,000	705,218
Receivables	8	47,010	12,033
Prepaid expenses and deposits		10,698	18,770
Total current assets		6,336,627	1,397,266
Non-current assets
Equipment	9	37,676	5,957
Exploration and evaluation assets	10	12,341,616	7,606,479
Total non-current assets		12,379,292	7,612,436
Total assets		$18,715,919	$9,009,702

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	11, 13	$36,040	$63,154

SHAREHOLDERS' EQUITY
Share capital - preferred	12	604,724	604,724
Share capital - common	12	33,026,511	22,181,970
Share-based payments reserve	12	3,022,767	2,873,676
Deficit		(17,974,123)	(16,713,822)
Total shareholders' equity		18,679,879	8,946,548

Total liabilities and shareholders' equity		$18,715,919	$9,009,702

APPROVED BY THE DIRECTORS:

/s. Rick Mark	/s/ Edward D. Ford
Director	Director
Rick Mark	Edward D. Ford

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.

Statement of  Comprehensive Loss

(Expressed in Canadian Dollars)

		Year Ended
	Notes	December 31, 2013	December 31, 2012
Expenses
Amortization	9	$8,455	$3,992
Consulting	13	106,533	60,419
Filing fees		35,471	48,842
Investor relations		241,702	201,629
General and administrative	13	43,790	30,711
Management fees	13	135,073	108,000
Professional fees		60,428	76,201
Property investigation		5,989	22,115
Salaries	13	128,965	66,429
Share-based payments	12, 13	178,231	459,552
Travel and accommodation		39,075	16,086
Loss before other items		(983,712)	(1,093,976)

Other items:
Impairment of exploration and evaluation assets	10	(253,090)	(368,303)
Interest income		40,537	16,062
Reversal of flow-through share liability		-	14,281
Foreign exchange loss		(64,036)	(21,626)

Total comprehensive loss for the year		$(1,260,301)	$(1,453,562)
Loss per common share - basic and diluted		$(0.01)	$(0.02)

Weighted average number of common shares outstanding
- basic and diluted		111,753,433	69,179,749

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.

Statement of Changes In Shareholder's Equity

(Expressed in Canadian Dollars)

	Notes	Number of shares	Share capital ($)	Preferred Stock ($)	Share-based payments reserve ($)	Deficit ($)	Total

Balance at December 31, 2011		55,058,193	18,177,920	604,724	2,503,605	(15,342,641)	5,943,608
Net and comprehensive loss			-		-	(1,453,562)	(1,453,562)
Share capital issued private placement	12	20,000,000	3,400,000	-	-	-	3,400,000
Shares issued to acquire exploration and evaluation assets	10, 12	575,000	104,250	-	-	-	104,250
Stock options issued	12	-	-	-	459,552	-	459,552
Forfeited/expired stock options					(45,789)	45,789	-
Stock options exercised	12	132,000	20,300		(7,100)		13,200
Warrants exercised	12	4,795,000	479,500	-	-	-	479,500
Cancelled/expired warrants					(36,592)	36,592	-

Balance at December 31, 2012		80,560,193	22,181,970	604,724	2,873,676	(16,713,822)	8,946,548
Net and comprehensive loss		-	-	-	-	(1,260,301)	(1,260,301)
Share capital issued private placement	12	41,494,692	7,054,098	-	-	-	7,054,098
Stock options issued	12	-	-	-	178,231	-	178,231
Stock options exercised	12	145,500	55,965	-	(29,140)	-	26,825
Warrants exercised	12	18,376,199	3,848,002	-	-	-	3,848,002
Share issue costs		-	(113,524)	-	-	-	(113,524)

Balance at December 31, 2013		140,576,584	33,026,511	604,724	3,022,767	(17,974,123)	18,679,879

The accompanying notes are an integral part of these condensed financial statements.

NORTH AMERICAN NICKEL INC.

Statement of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended
	December 31,	December 31,
	2013	2012
OPERATING ACTIVITIES
Loss for the year	$(1,260,301)	$(1,453,562)
Items not affecting cash
Amortization	8,455	3,992
Share-based payments	178,231	459,552
Reversal of flow-through share liability	-	(14,281)
Impairment of exploration and evaluation assets	253,090	368,303
Interest Income	(37,060)	-
	(857,585)	(635,996)
Changes in non-cash working capital items:
Receivables	2,083	121,489
Prepaid expenses	8,072	(10,773)
Trade payables and accrued liabilities	(30,594)	(114,729)
Other:
Interest received	5,218	-
Cash used in operating activities	(872,806)	(640,009)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(4,984,747)	(3,108,033)
Short-term investments	(5,300,000)	95,541
Purchase of equipment	(40,174)	-
Cash used in investing activities	(10,324,921)	(3,012,492)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	10,928,925	3,892,700
Costs of issue of shares	(113,524)	-
Cash provided by financing activities	10,815,401	3,892,700

Change in cash during the year	(382,326)	240,199

Cash at beginning of year	661,245	421,046

Cash at end of year	$278,919	$661,245

Supplemental cash flow information - (Note 14)

The accompanying notes are an integral part of these condensed financial statements

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol “NAN”.

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

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance with International Financial Reporting Standards

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

Basis of preparation

These financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is also the Company’s functional currency.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of an interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss/income.

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

The Company has classified cash and cash equivalents and short-term investments as financial assets at fair value through profit or loss.  Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

The company has classified amounts receivable, deposits, amounts due from related parties, and exploration advances as loans and receivables.  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

The Company has classified its accounts payable and accrued liabilities as other financial liabilities.  Subsequent to initial recognition, accounts payable and accrued liabilities are measured at amortized cost using the effective interest rate method.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired.  In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

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

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%

Short-term Investments

Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates (‘GIC”) and bonds with terms to maturity of greater than three months, but no more than one year.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

New standard IFRS 9 “Financial Instruments”

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

Requirements for financial liabilities were added in October 2010 which mainly carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. The effective date of IFRS 9 has not been specified.

4. USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The preparation of the financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgements and estimates in relation to assets, liabilities and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the circumstances, as the basis for its judgments and estimates.  Revisions to accounting estimates are recognised prospectively from the period in which the estimates are revised.  Actual outcomes may differ from those estimates.

Critical Accounting Estimate

The following is the key estimate and assumption uncertainty that has a significant risk of resulting in a material adjustment within the next financial year.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining an appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at December 31, 2013 and 2012.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

4. USE OF ESTIMATES AND JUDGEMENTS (cont’d)

Going concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so.  Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.  This information includes estimates of future cash flows and other factors, the outcome of which is uncertain.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed. Management has determined that disclosure is not required in these statements.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

Management is required to assess impairment in respect of exploration and evaluation assets.  The triggering events for exploration and evaluation asset impairment are defined in IFRS 6 Exploration and Evaluation of Mineral Resources and are as follows:

•

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes

The Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are applied.

5. CAPITAL MANAGEMENT

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company is not exposed to externally imposed capital requirements.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

6. FINANCIAL INSTRUMENT AND RISK MANAGEMENT

All financial instruments are measured in the statement of financial position at fair value except for loans and receivables and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets at fair value through profit or loss are measured at fair value and changes in fair value are recognized in profit or loss; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company has made the following designations of its financial instruments: cash and short-term investments as financial assets at fair value through profit or loss (level 1); receivables as loans and receivables and accounts payable as other financial liabilities. The carrying values of the Company’s financial investments, other than its available for sale securities, were a reasonable approximation of fair value. The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than financial assets at fair value through profit or loss.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors.  The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

a)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash, short-term investments and receivables, cash and short-term investments are held with one reputable Canadian chartered bank and are closely monitored by management.  Financial instruments included in receivables consist primarily of HST/GST recoverable from the Canadian government and interest earned on investments.  Management believes that the credit risk concentration with respect to financial instruments included in cash, short-term investments and receivables is minimal.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2013, the Company held cash of $278,919 (December 31, 2012 - $661,245), and short-term investments of $6,000,000 (December 31, 2012 - $705,218) and had current liabilities of $36,040 (December 31, 2012 - $63,154).  All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

c)

Market Risk

i)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company had cash balances and short-term investments, and no interest bearing debt.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its banks.  Interest rate risk is minimal.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

6. FINANCIAL INSTRUMENT AND RISK MANAGEMENT (cont’d)

ii)

Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones. The Company has not hedged its exposure to currency fluctuations.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $2,767 (2012 - $16,164).  Based on this net exposure, as at December 31, 2013, a 10% change in the Danish Krone to the Canadian dollar would impact the Company’s net loss by $277.

iii)

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

7. SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a Canadian financial institution. At December 31, 2013, the instrument was yielding an annual interest rate of 1.65% (2012 – 1.05%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet date.

8. RECEIVABLES

	December 31, 2013	December 31, 2012
Harmonized and government taxes receivable	$9,950	$12,033
Interest receivable	37,060	-
	$47,010	$12,033

9. EQUIPMENT

	Exploration Equipment		Computer Software	Total
Cost:
At December 31, 2012		$40,174	$5,360	$11,860
Additions		46,674	-	40,174
At December 31, 2013	$		$5,360	$52,034

Amortization:
At December 31, 2012		$2,305	$3,598	$5,903
Charge for the year		6,693	1,762	8,455
At December 31, 2013		$8,998	$5,360	$14,358
Net book value:
At December 31, 2013		$37,676	$-	$37,676

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

9. EQUIPMENT (cont’d)

	Exploration Equipment	Computer Software	Total
Cost:
At December 31, 2011	$6,500	$5,360	$11,860
Additions	-	-	-
At December 31, 2012	$6,500	$5,360	$11,860

Amortization:
At December 31, 2011	$1,001	$910	$1,911
Charge for the year	1,304	2,688	3,992

At December 31, 2012	$2,305	$3,598	$5,903
Net book value:
At December 31, 2012	$4,195	$1,762	$5,957

10. EXPLORATION AND EVALUATION ASSETS

	Canada			Greenland
	Post Creek Property	Halcyon Property	Thompson North	Maniistoq Property	Total
Mineral Properties Acquisition

Balance, December 31, 2012	$208,000	$149,000	$120,333	$11,497	$488,830

Acquisition costs - cash	15,000	15,000	-	-	30,000
Acquisition costs - Shares	-	-	-	-	-
Impairment	-	-	(120,333)	-	(120,333)
Balance, December 31, 2013	223,000	164,000	-	11,497	398,497

Expenditures (recoveries)
Balance, December 31, 2012	967,089	73,504	149,140	5,927,916	7,117,649

Administration	-	-	-	36,460	36,460
Assay and sampling	-	-	-	149,389	149,389
Claim / Assessment fees	-	-	(65)	-	(65)
Consulting services	4,760	4,609	-	638,805	648,174
Drilling expenses	-	-	-	1,529,778	1,529,778
Equipment and supplies	3,132	17,668	-	65,984	86,784
Equipment rental	-	-	-	66,728	66,728
Licenses and fees	-	-	-	7,152	7,152
Camp costs	-	-	-	958,801	958,801
Charter aircraft	-	-	-	666,579	666,579
Shipping and printing costs	68	125	85	146,537	146,815
Survey costs	-	-	-	552,759	552,759
Telephone	-	-	-	6,669	6,669
Travel and accomodation	-	-	-	118,607	118,607
Recoveries	-		(16,403)	-	(16,403)
	7,960	22,402	(16,383)	4,944,248	4,958,227

Impairments	-	-	(132,757)	-	(132,757)
	7,960	22,402	(149,140)	4,944,248	4,825,470

Balance, December 31, 2013	975,049	95,906	-	10,872,164	11,943,119

Total, Balance December 31, 2013	$1,198,049	$259,906	$-	$10,883,661	$12,341,616

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada						Greenland
	Post Creek Property ($)	Halcyon Property ($)	WIC Project ($)	Thompson North ($)	South Bay Property ($)	Cedar Property ($)	Maniitsoq Property ($)	Total
Mineral Properties Acquisition
Balance, December 31, 2011	104,000	78,000	-	120,333	120,333	120,333	5,742	548,742

Acquisition costs - cash	50,000	35,000	20,000	-	-	-	5,755	110,755
Acquisition costs - Shares	54,000	36,000	14,250	-	-	-	-	104,250
Impairment	-	-	(34,250)	-	(120,333)	(120,333)	-	(274,916)
Balance, December 31, 2012	208,000	149,000	-	120,333	-	-	11,497	488,831
Expenditures (recoveries)
Balance, December 31, 2011	917,621	53,988	-	115,844	11,210	2,400	3,086,625	4,187,688
Administration	-	-	195	-	-	-	6,937	7,132
Assay and sampling	2,108	-	11,051	-	-	-	33,763	46,923
Automobile costs	70	-	820	-	-	-	592	1,482
Claim / Assessment fees	-	-	-	32,096	-	-	-	32,096
Consulting services	36,246	10,655	19,163	1,200	2,800	-	233,919	303,983
Drilling expenses (recovery)	-	-	-	-	-	-	816,631	816,631
Equipment and supplies	10,558	8,728	318	-	200	-	27,729	47,534
Equipment rental	-	-	680	-	-	-	1,928	2,608
Licenses and fees	-	-	-	-	-	-	13,664	13,664
Camp costs	108	133	-	-	-	-	633,996	634,238
Shipping and printing costs	358	-	-	-	-	-	28,428	28,786
Survey costs	-	-	41,654	-	-	-	966,496	1,008,150
Telephone	-	-	98	-	-	-	6,329	6,427
Travel and accomodation	18	-	2,798	-	-	-	70,878	73,694
	49,467	19,516	76,777	33,296	3,000	-	2,841,290	3,023,347
Impairments	-	-	(76,777)	-	(14,210)	(2,400)	-	(93,387)
	49,467	19,516	0	33,296	(11,210)	(2,400)	2,841,290	2,929,960

Balance, December 31, 2012	967,089	73,504	0	149,140	-	-	5,927,915	7,117,648

Total, Balance December 31, 2012	1,175,089	222,504	0	269,473	-	-	5,939,412	7,606,479

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (cont’d)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property. On March 12, 2013 the Post Creek Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration in the schedule below. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR:

	Cash	Shares	Exploration Requirements

On or before April 5, 2010 (paid and issued)	$12,500	400,000	$-
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013 (paid)	$15,000	-	$15,000
On or before April 5, 2014	$15,000	-	$15,000
On or before April 5, 2015	$15,000	-	$15,000

During the year ended December 31, 2013, the Company incurred exploration costs totalling $7,960 (December 31, 2012 - $49,467) in deferred exploration costs on the Post Creek Property.

Halcyon

On April 5, 2010 the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013 the Halcyon Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration in the schedule below. Further, commencing August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR:

	Cash	Shares	Exploration Requirements

On or before April 5, 2010 (paid and issued)	$15,000	300,000	$-
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013 (paid)	$15,000	-	$22,000
On or before April 5, 2014	$15,000	-	$22,000
On or before April 5, 2015	$15,000	-	$22,000

During the year ended December 31, 2013, the Company incurred $22,402 (December 31, 2012 - $19,516) in exploration costs on the Halcyon Property.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (cont’d)

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

During the year ended December 31, 2013, the Company incurred a recovery amount of $(16,403) and incurred exploration costs totalling $20 (December 31, 2012 - $33,296) in exploration costs on the Thompson North Property. At December 31, 2013, the Company decided not to further pursue the Thompson North property and will allow the claims to lapse and write-off the property for $253,090. At December 31, 2012, the Company decided not to further pursue the South Bay and Cedar Lake properties and, accordingly, these properties were written-off.

Maniitsoq

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made.

The Company completed the first, second and third year exploration requirements, of a minimum of DKK 40,773,110 (approximately CDN $7,482,000), during the year ended December 31, 2011, 2012, and 2013 by incurring $9,601,284 on the Sulussugut License.

During the years ended December 31, 2012 and 2011, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 17,529,718 (approximately CDN $2,702,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2013 to 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30%, which the Company reduced the area by 1,505 square kilometres by December 31, 2013.  This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760.

The required minimum exploration expenditures on the Sulussugut License for years 4 and 5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK 26,197,760. This assumes that the Sulussugut License area was reduced to 3,336 square kilometers before December 31, 2013 and remains at this size. For every square kilometre that the license is reduced the required annual expenditure decreases by approximately DKK 7,760.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

During the year ended December 31, 2012 (the first year of the Ininngui License), the Company reported and was granted eligible exploration expenses of DKK 2,871,899.  This amount exceeded the required expenses (DKK 360,380) by DKK 2,511,519 (approximately CDN $485,000) and the Company was granted a credit for the excess which may be used towards future expense requirements on the Ininngui License in years 2013 to 2015.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (cont’d)

On September 18, 2013 the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License are DKK 565,950 (approximately CDN $104,000). The required minimum exploration expenditures for years 3-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK2,366,800 (approximately CDN $433,757).

For both licenses, future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2013, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

As of December 31, 2013, the Company has spent $9,601,284 on exploration costs for the Sulussugut License (December 31, 2012 $5,394,413) and the Company has spent $1,270,880 on exploration costs for the Ininngui License (December 31, 2012 $533,502).

The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

11. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2013	December 31, 2012
Trade payables	$9,897	$16,779
Amounts due to related parties (Note 13)	5,894	2,765
Accrued liabilities	20,249	43,610
	$36,040	$63,154

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

12. SHARE CAPITAL

a)

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b)

Common shares issued and outstanding

Year ended December 31, 2013:

The Company issued 100,000 common shares for warrant exercises at $0.10 per share for proceeds of $10,000.

The Company issued 25,000 common shares for a stock option exercise at $0.15 per share for proceeds of $3,750 and reallocated the fair value of these stock options of $4,198 from share-based payment reserve to share capital.

The Company completed a non-brokered private placement of 41,494,692 units at a price of $0.17 per unit for proceeds of $7,054,098. Each unit consists of one common share of the Company and one half of one common share purchase warrant, each full warrant entitles the purchaser to purchase an additional common share at a price of $0.21 per share for a period of twenty-four months following the closing of the offering. There was a finder’s fee of $62,010 paid and other share issuance costs of $51,514 incurred in connection with the private placement.

The Company issued 18,276,199 common shares for warrant exercise at $0.21 per share for proceeds of $3,838.002.

The Company issued 100,000 common shares for a stock option exercise at $0.20 per share for proceeds of $20,000 and issued 20,500 common shares for a stock option exercise at $0.15 per share for proceeds of $3,075. The fair value of these stock options of $24,942 was reallocated from share-based payment reserve to share capital.

Year ended December 31, 2012:

The Company completed a non-brokered private placement of 20,000,000 units at a price of $0.17 per unit for proceeds of $3,400,000. Each unit consists of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share of the Company at $0.21 per share until May 22, 2014.

The Company issued 500,000 common shares at a fair value of $90,000 and 75,000 common shares at a fair value of $14,250 for the acquisition of exploration and evaluation assets (Note 10).

The Company issued 4,795,000 common shares for warrant exercises at $0.10 per share for proceeds of $479,500.

The Company issued 132,000 common shares for stock option exercises at $0.10 per share for proceeds of $13,200. Accordingly, the Company reallocated the fair value of the stock options, upon exercise, of $7,100 from share-based payments reserve to share capital.

c)

Preferred shares issued and outstanding

At December 31, 2013, there are 604,724 (December 31, 2012 – 604,724) series 1 preferred shares outstanding. The rights and restrictions of the preferred shares are as follows:

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

12. SHARE CAPITAL (cont’d)

d)

Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2013 is as follows:

	December 31, 2013		December 31, 2012
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	23,060,000	$0.49	31,198,950	$0.44
Granted	20,747,345	0.21	10,000,000	0.21
Cancelled/ Expired	-	-	(13,343,950)	0.31
Exercised	(18,376,199)	0.21	(4,795,000)	0.10

Outstanding, end of year	25,431,146	$0.46	23,060,000	$0.49

At December 31, 2013, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Dates	Exercise Price	Weighted average remaining contractual life (in years)
3,460,000	August 30, 2016	$1.00	2.67
4,750,000	August 30, 2016	$0.50	2.67
4,750,000	August 30, 2016	$0.70	2.67
6,588,794	April 19, 2015	$0.21	1.30
1,376,780	April 22, 2015	$0.21	1.31
4,505,572	June 18, 2015	$0.21	1.46
25,431,146			2.02

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

The changes in stock options during the year ended December 31, 2013 are as follows:

	December 31, 2013		December 31, 2012
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	7,383,000	$0.15	5,350,000	$0.15
Granted	850,000	0.21	2,415,000	0.23
Cancelled/ Expired	-	-	(250,000)	(0.22)
Exercised	(145,500)	0.18	(132,000)	(0.10)

Outstanding, end of year	8,087,500	$0.17	7,383,000	$0.15

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

12. SHARE CAPITAL (cont’d)

The weighted average fair value of options granted during the year ended December 31, 2013 was $0.21 per option (December 31, 2012 - $0.23). Details of options outstanding as at December 31, 2013 are as follows:

Options Outstanding	Options Exercisable	Expiry Dates	Exercise Price	Weighted average remaining contractual life (in years)
2,828,000	2,828,000	August 27, 2015	$0.10	1.65
140,000	140,000	November 25, 2015	$0.10	1.90
200,000	200,000	December 8, 2015	$0.10	1.94
150,000	150,000	May 24, 2016	$0.20	2.40
250,000	250,000	June 29, 2016	$0.20	2.50
1,300,000	1,300,000	September 6, 2016	$0.25	2.68
100,000	100,000	November 24, 2016	$0.15	2.90
300,000	300,000	January 18, 2017	$0.15	3.05
2,015,000	2,015,000	August 13, 2017	$0.24	3.62
254,500	254,500	January 15, 2018	$0.15	4.04
200,000	200,000	April 22, 2018	$0.15	4.31
150,000	150,000	July 29, 2018	$0.20	4.58
200,000	200,000	September 30, 2018	$0.37	4.75
8,087,500	8,087,500			2.50

e)

Stock options (cont’d)

During the year ended December 31, 2013, the Company granted 850,000 incentive stock options to employees and consultants with a maximum term of 5 years. All stock options vested immediately. The Company calculates the fair value of all stock options using the Black-Scholes option pricing model. The granting of these options resulted in stock-based compensation expense of $178,231.

During the year ended December 31, 2012, the Company granted 2,415,000 incentive stock options to directors, employees, and consultants with a maximum term of 5 years.  Of the stock options granted during the year, 2,115,000 stock options vested on grant date and 300,000 vest at a rate of 25% every three months, with 14,674 unvested at December 31, 2012.  The Company calculates stock options using the Black-Scholes option pricing model. The granting of these options resulted in stock-based compensation expense of $459,552 and capitalization of $Nil to exploration and evaluation assets.

The fair value of stock options granted during the year ended December 31, 2013 and 2012 was calculated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31, 2013	December 31, 2012
Expected dividend yield	0%	0%
Expected share price volatility	218.47% - 223.96%	152.46% - 286.69%
Risk-free interest rate	1.221% - 1.887%	1.05% - 1.40%
Expected life of options	5 years	2 and 5 years

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

12. SHARE CAPITAL (cont’d)

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2013, the Company transferred $Nil (December 31, 2012 - $45,789) for forfeited options and $Nil (December 31, 2012 - $36,592) for expired unexercised warrants to deficit.

13. RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
VMS Ventures Inc. (shared administrative costs)	$5,894	$2,765

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions – During the year ended December 31, 2013, the Company recorded $10,800 (December 31, 2012 - $11,700) in rent expense to VMS Ventures Inc. a company related through common directors, which is included in general and administrative expense.

Related party transactions - Key management personnel compensation:

	Year ended
	December 31, 2013	December 31, 2013
Geological consulting fees - expensed	$75,000	$41,200
Geological consulting fees - capitalized	51,000	41,600
Management fees - expensed	135,000	108,000
Salaries - expensed	58,500	12,000
Stock-based compensation	-	264,252
	$319,500	$467,052

14. NON-CASH TRANSACTIONS

The Company incurred non-cash financing and investing activities during the year ended December 31, 2013 as follows:

	For the Year ended
	December 31, 2013	December 31, 2013
Common shares issued for exploration and evaluation assets (Note 12)	$-	$104,250
Accrued exploration and evaluation expenditures	3,480	26,069
Transfer of forfeited/expired stock options to deficit (Note 12)	-	45,789
Transfer of cancelled /expired warrants to deficit (Note 12)	-	36,592

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

15. COMMITMENTS

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)

management fees: previously $5,000 per month and $8,000 per month effective April 1, 2013 and $4,000 per month; and

ii)

consulting fees: previously $3,500 per month and $6,000 per month effective June 1, 2011

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

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 10).  The Company’s geographic segments are as follows:

	December 31, 2013	December 31, 2012
Total Assets
Canada	$7,832,258	$3,070,290
Greenland	10,883,661	5,939,412
	$18,715,919	$9,009,702

	December 31, 2013	December 31, 2012
Exploration and evaluation assets
Canada	$1,457,955	$1,667,067
Greenland	10,883,661	5,939,412
	$12,341,616	$7,606,479

	December 31, 2013	December 31, 2012
Total Liabilities
Canada	$33,273	$46,990
Greenland	2,767	16,164
	$36,040	$63,154

	December 31, 2013	December 31, 2012
Total Loss
Canada	$(1,260,301)	$(1,453,562)
Greenland	-	-
	$(1,260,301)	$(1,453,562)

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

17. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	For the Year ended
	December 31, 2013	December 31, 2013
Net loss	$(1,260,301)	$(1,453,562)
Statutory tax rate	25.0%	25.33%
Expected income tax recovery at the statutory tax rate	(315,075)	(368,237)
Permanent differences and other	21,295	61,571
Effect of changes in tax rates	-	4,083
Amortization of flow-through liability	-	(3,618)
Change in valuation allowance	293,780	306,201
Net deferred Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	For the Year ended
	December 31, 2013	December 31, 2013
Exploration and evaluation assets	$6,988	$(56,285)
Loss carry-forwards	690,984	478,850
Share issuance costs	23,594	7,334
Equipment	56,287	54,173
	777,852	484,072
Valuation allowance	(777,852)	(484,072)
Net deferred tax asset	-	-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2014	$-	$-	$-	$28,483
2015	-	-	-	28,483
2016	-	-	-	18,705
2017	-	-	-	18,705
2030	695,500	-	-	-
2031	517,383	-	-	-
2032	645,332	-	-	-
2033	849,008	-	-	-
No expiry	-	56,712	12,369,568	-
	$2,707,223	$56,712	$12,369,568	$94,376

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2013

18.

SUBSEQUENT EVENTS

On March 10, 2014, the Company issued 100,000 common shares for a stock option exercise at $0.15 per share for proceeds of $15,000.

On March 27, 2014, the Company paid the required amount of $15,000 on the Post Creek Property, $15,000 and $15,000 on the Halcyon Property as per Note 10.

On April 17, 2014, the Company issued 294,117 common shares for a warrant exercise at $0.21 per share for proceeds of $61,765.