Form 20-F
period 2014-12-31
North American Nickel Inc.
filed 2015-04-22
CIK 795800

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

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

#500–200 West Esplanade, North Vancouver, British Columbia, Canada V7M 1A4
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

169,964,679 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer.

Yes       No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No  X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	X . (Do not check if a smaller reporting company)	Smaller reporting company

Indicate by check mark which financial statement item the registrant has elected to follow.  X    Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes         No   X

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S. $.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A.

Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2014, 2013 and 2012. The information presented below for the three year period ended December 31, 2014, 2013 and 2012 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2014, 2013, 2012, 2011 and 2010 (Expressed in Canadian Dollars)

	Years Ended December 31
	2014	2013	2012	2011	2010
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(3,741,007)	(1,260,301)	(1,453,562)	(1,084,191)	(529,808)
Comprehensive loss	$(3,741,007)	(1,260,301)	(1,453,562)	(1,084,191)	(529,808)

Loss per share from operations	$(0.02)	(0.01)	(0.02)	(0.02)	(0.03)

Share capital	$43,268,118	33,631,235	22,786,694	18,782,644	15,310,333
Common shares issued	169,964,679	140,576,584	80,560,193	55,058,193	35,231,730
Weighted average shares outstanding	157,986,561	111,753,433	69,179,749	46,464,082	19,941,566

Total assets	$27,050,038	18,715,919	9,009,702	6,109,703	153,074

Net assets (liabilities)	$26,752,694	18,679,879	8,946,548	5,943,608	1,234,383

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (U.S.$ to CAD$) period average	$1.1046	1.0299	1.0004	1.0110	0.8757

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low

October 2014	$0.9017	0.8783
November 2014	$0.8936	0.8732
December 2014	$0.8839	0.8568
January 2015	$0.8562	0.7813
February 2015	$0.8095	0.7876
March 2015	$0.8060	0.7791
Exchange rate (CAD$ to U.S.$) April 17, 2014	$0.8273	0.7888

B.

Not required.

C.

Not required.

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

ITEM 4. INFORMATION ON THE COMPANY

A.

History and development of the Company.

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The Company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc. effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in accompanying financial statements retroactively reflect the share consolidation unless otherwise noted. The Company is currently in good standing under the laws of British Columbia. The registered and records office of the Company are located at #500-200 West Esplanade, North Vancouver, B.C. Canada V7M 1A4 and the Company’s principal executive offices are located at #500–200 West Esplanade, North Vancouver, BC, V7M 1A4, telephone (604) 986-2020.

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

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License” – license number 2011/54) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.  The license is renewable for an additional five years after the 1st license period.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The license is renewable for an additional five years after the 1st license period.  The Ininngui License is contiguous with the Sulussugut License.

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

On May 29,2014, the Company closed a private placement of 28,424,152 shares at a price of $0.33 per share for proceeds of $9,379,970.

Organizational structure.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. Effective May 31, 2010, the Company completed an agreement with an arm’s length entity that resulted in it divesting of its interest in Outback Capital Inc.

B Property, plants and equipment.

The Company’s head office and principal facility, which is leased, is located at 500 – 200 West Esplanade, North Vancouver.

The Company entered into two agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt. The Company also acquired a large Ni-Cu-PGE land package in Greenland. A figure showing the location of all of the company’s properties are displayed below.

Maniitsoq
Greenland
Nuuk
Raglan District
>35 Mt @ 2.9% Ni
CIRCUM-SUPERIOR
BELT
Thompson
District
150 Mt @ 2.32% Ni
>5 deposits
Manitoba
Sudbury District
1648 Mt @ 1.20 % Ni
>50 deposits
Vancouver
Superior
Province
Ontario
Winnipeg
LEGEND
North American Nickel project(s)
Nickel belt
Circum superior
Superior Province of the Canadian Shield
Canadian Shield
Rest of Canada
Greenland
United States of America
Drawn by: J. Pattison April, 2014
Halcyon
Post Creek
Post Creek East
Toronto
New York
N
0
500
1,000
Kilometers

Sudbury nickel properties:

The Sudbury properties currently being explored by North American Nickel are exploration properties without mineral reserves. All properties can be readily accessed by paved and/or all-weather gravel roads and have access to water and diesel-power for exploration purposes.  The total ore mined to date in Sudbury is 1.7 billion tons with 40 billion lbs. of nickel, 36 billion lbs. of copper, 70 million ounces of platinum, palladium and gold and 283 million ounces of silver. The Sudbury properties have many of the unique geologic characteristics of the Sudbury Basin. An example is the Post Creek property which has been shown through results of recent exploration to be situated on the same geologic structure as the currently producing Podolsky copper-nickel-PGM mine. However the economic mineralization currently being mined at Podolsky may not necessarily be present on the Post Creek property.

Post Creek

(Bedrock-hosted Mineral Exploration Claims): The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims held by John Brady,   covering an area of 624 hectares and 7 contiguous unpatented mining claims held by the Company, covering 416 hectares.. The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. It is strategically located adjacent to the past-producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (past production of 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 grams/tonne total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion soil geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property. Recent exploration has documented the presence of a previously unrecognized zone of brecciated rocks with quartz diorite and partial melt fragments and disseminated pyrrhotite, chalcopyrite and lesser pyrite.  A ground geophysical survey and diamond drill program has recently been completed. Assay results indicate low base and precious metals have been intersected.

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

Upon completion of the Option Agreement the property will be transferred to North American Nickel and Brady will retain a 2.5% NSR. 33 claims encompass an area of approximately 624 hectares and are held by John Gregory Brady; one claim is held by North American Nickel. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.   Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees.

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

A location map for the property is given below.

Halcyon

(Bedrock-Hosted Mineral Exploration Claims): The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp., and consists of 53 unpatented mining claims covering an area of approximately 864 hectares. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km north of the property.

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

Upon completion of the Option Agreement the property will be transferred to North American Nickel and Brady will retain a 2.5% NSR. The claims are held by John Gregory Brady. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines.

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

A  location map is given below.

Maniitsoq (Greenland Mineral Exploration Licenses 2011/54 and 2012/28)

UTM - WGS 84 / 22N

420,000
460,000
500,000
7,280,000
7,240,000
7,200,000
N
Appamiut
Ikkamiut
Maniitsoq
Kangerluarsuk
Søndre Isortoq
Ikerasak
NAN Camp 2014
Napasoq
Atammik
Legend
<all other values>
license_co
2011/54
2012/28
Settlements (All)
PLACE_TYPE
Inter. Airport
Mine
Mine, abandoned
Port
Sheep farm
Station
Station, abandoned
Station, military
Suburb
Town
Village
Village, abandoned

1:750,000

NORTH AMERICAN NICKEL

The project is centered 160 km north of Nuuk, the capital of Greenland (a safe, stable, mining-friendly jurisdiction) and covers numerous high-grade nickel-copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions. Ports in this part of Greenland have a year-round shipping season. NAN acquired the project because it believes that modern, time-domain, helicopter EM systems will be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous geophysical surveys performed in the 1990’s that failed to produce any drill targets. Helicopter TEM systems were not available in 1990’s and their availability now gives NAN a significant advantage over previous explorers.

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

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end. The minimum required eligible exploration expenditure in 2014 will be DKK 26,434,080 provided no further changes are made to licence area.

During the year ended December 31, 2013 (the third year of the Sulussugut License), the Company reported and was granted eligible exploration expenses of DKK 37,348,783 by the Greenland BMP. This amount exceeded the required expenses (DKK 26,197,760) by DKK 28,680,741 and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2014 and 2015.

In 2014 the Company reduced license 2011/54 from 3366 square kilometres to 2689 square kilometres with an exploration commitment of DKK 21,368,070. The Company has had approved expenditures from The Mineral Licence and Safety Authority (MLSA) for 2014 of DKK 55,509,353 which is made up of exploration expenditures of DKK 37,006,242 and a general supplement of DKK 18,503,121. With a credit from 2013 of DKK 28,680,741 and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024.

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 is based on an annual approximation of DKK 21,668,160. This assumes that the Sulussugut License area will not be reduced in 2015.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The license is renewable for an additional five years after the 1st license period.  The Ininngui License is contiguous with the Sulussugut License.

During the year ended December 31, 2012 (the first year of the Ininngui License), the Company reported and was granted eligible exploration expenses of DKK 2,871,899.  This amount exceeded the required expenses (DKK 360,380) by DKK 2,511,519 and the Company was granted a credit for the excess which may be used towards future expense requirements on the Ininngui License in years 2013 to 2015.

On September 28, 2013 the Ininngui license was enlarged to 265 square kilometres at the Company’s request. The required minimum eligible exploration expenses for year 3 on the Ininngui License are DKK 565,950. The required minimum exploration expenditures for years 4-5, ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK 565,950.

During the year ended December 31, 2013, the Company reported and was granted eligible exploration expenses of DKK 2,965,890.  This amount exceeded the required expenses (DKK 565,950) by DKK 4,911,459 and the Company was granted a credit for the excess which may be used towards future expense requirements on the Ininngui License DKK 1,945,569 from 2012 until December 31, 2015 and DKK 2,965,890 from 2013 until December 31, 2016.

In 2014 the Company has had approved expenditures from MLSA of DKK 5,470,428 which is made up of exploration expenditures of DKK 3,646,952 and a general supplement of DKK 1,823,476.The exploration obligation for 2014 was DKK 2,388,150.  The Company carried credits from 2012 of DKK 1,945,569 and 2013 of DKK 2,965,890 with a credit balance of DKK 7,993,737 at the end of 2014.

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

In conjunction with the granting of the Sulussugut License, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

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

Based on historical data and observations made during the field program, two areas, covering a total of 375 square kilometers, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5, 2011. A total of 2,217 line-kilometers were flown. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17, 2011 and a complete logistical and processing report was received on December 6, 2011. Condor Consulting picked electromagnetic anomalies from the dataset. A total of 25 conductive zones, some corresponding to known nickel sulphide mineralization, were identified.

On December 27, 2011 the Company applied for a mineral exploration license covering approximately 142 square kilometers contiguous with its original license (2011/54).

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

Field work at Maniitsoq commenced on June 15 and was completed on September 16.  Twenty five diamond drill holes totaling 4,266 metres were drilled, 917.3 line-kilometers were surveyed with Geotech Ltd.’s helicopter borne VTEM time domain electromagnetic and magnetic system, and first pass field checking of all targets identified from the 2012 field work was completed. All but one of the diamond drill holes were surveyed with a three-component bore hole electromagnetic (BHEM) probe. The borehole surveying was done by Crone Geophysics and Exploration Ltd.

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

On September 26, 2013 the Company announced a new discovery within the Fossilik norite intrusion situated approximately 9 kilometers from the IHCC. The discovery was made by hole MQ-13-018, which intersected 4.53m @1.06% Ni, 0.23% Cu, 0.04% Co, 0.33 g/t Pt+Pd+Au starting at 51.8 metres down the hole.  This zone remains open at depth and additional drilling is warranted.

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

On March 19, 2014 the Company announced Crone Geophysics was awarded the surface electromagnetic and gravity surveys over the Imiak Hill Complex and Fossilik areas.  The surveys will be completed on 200 metre line spacing as is designed to search for deep anomalies.

On April 3, 2014 the Company awarded the drilling contract to Cartwright Drilling Inc. and logistics and camp services to Xploration Services ApS for the upcoming field season.

On April 17, 2014 the Company announced the starting of surface geophysical programs consisting of time-domain electromagnetics and gravity.

On May 15, 2014 the Company announced hiring Patricia Tirschmann as Principal Nickel Geologist for the company with a focus on reviewing all technical data while focusing on the zone drilling at Imiak Hill Complex.

The Company mobilized drill equipment and an enlarged geological team to Nuuk. Crone Geophysics completed gravity surveys taking measurements at 655 stations and also completed 67 km of surface Time Domain Electromagnetic surveys at the Imiak Hill Complex (IHC).

On June 19, 2014, drilling was commenced with one drill focusing on the Imiak Hill Complex (IHC). A second drill will be mobilized to the site in three weeks to be used testing regional mineralized targets.

On July 22, 2014, the Company announced new TDEM anomalies had been identified at the IHC and that the gravity surveys were able to outline noritic intrusions in the subsurface.

On August 5, 2014, the Company announced geological mapping and second drill rig added to the Maniitsoq project.  Geological mapping will focus at IHC and Fossilik areas.

On August 20, 2014, the Company announced an exploration update and 11.03 metres of 3.07% nickel intersected at Imiak Hill.  Spotty Hill and regional target P-13 intersected semi-massive sulphides at these two locations.

On September 16, 2014, the Company announced an exploration update on the 2014 field season.  Thirty – nine drill holes and one deepened hole were completed totaling 8,773 meters.  Detailed structural mapping by Dr. John Fedorowich contributed significantly to the geological understanding of the structurally complex area at IHC.  Mylonite zones were mapped and some of these zones truncate the Imiak Hill mineralization around the 200-210 metre level, with the sense of off-set not fully understood.

On September 29, 2014, the Company announced new regional discoveries at targets P-058, P-149, P-004, P-013, P-030 and P-053.  Highlights include MQ-14-054 intersected 1.72% Ni and 0.26% Cu over 5.58 metres, MQ-14-041 intersected 0.36% Ni and 0.17% Cu and 0.15 g/t Pt+Pd+Au over 23.2 meters and hole MQ-14-051 intersected 0.94% Ni, 0.17% Cu and 0.99 g/t Pt+Pd+Au over 4.31 meters.

On October 20, 2014, the Company announced 2.98% Ni, 0.59% Cu and 0.86 g/t PGM over 8.55 metres and 1.69% Ni, 0.34% Cu and 0.50 g/t TPM over 10.60 metres at Spotty Hill.

On November 3, 2014, the Company reported new multiple nickel sulphide intersections at target P-013.  MQ-14-066 returned 5.85 metres of 2.07% Ni and 0.12%Cu and MQ-14-068 returned 3.40 metres of 2.07% Ni and 0.34% Cu in net textured to semi-massive sulphides.

On November 11, 2014 the Company announced new nickel sulphide discoveries from the southern portion of the Maniitsoq project.  Highlights included 20.10 metres of 0.63% Ni and 0.20% Cu in hole MQ-14-070 at target P-030 and 0.24 metres of 0.85% Ni and 1.80% Cu in hole MQ-14-071 at target P-053.

On November 17, 2014 the Company reports high grade nickel sulphides at Imiak Hill Complex (IHC).  At Imiak Hill drill hole MQ-14-072 intersected 16.35 metres of 2.51% Ni and 0.77% Cu.  This hole confirmed the mineralization in zone 10 between holes historical hole IM-9 and MQ-14-037.  At Mikissoq drill hole MQ-14-073 intersected 61.35 metres of 0.63% Ni and 0.18% Cu confirming the steep northeasterly plunge.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also "Selected Financial Data"). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

.

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

B.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2014 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2014, the Company had accumulated losses totaling $21,715,130 and a working capital of $6,106,599.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2014 the Company had cash of $326,117, short-term investments of $6,000,000 and working capital of $6,106,599.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2014.

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

The Company has classified cash, short-term investments and receivables as loans and receivables.  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

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

The Company has classified its trade payable as other financial liabilities.  Subsequent to initial recognition, trade payable and are measured at amortized cost using the effective interest rate method.

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

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

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

Share capital

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

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford (1) West Vancouver, B.C. Director	51	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Oakville, On Director, Chief Executive Officer	55	Director and CEO of Gedex Inc. 2008-2014, Director of Marengo Mining Limited 2011-Present, Non-Executive Chairman of Security Devices International Inc. 2014-Present.

John Roozendaal Brandon, MB Director	47	President of VMS Ventures Inc. from 2000–present, President of Harvest Gold Corporation from 2005–2015.

Mark Fedikow Winnipeg, MB President & Director	62

President of Mount Morgan Resources Ltd. 2001–present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present, Director The O.T. Mining Corporation 2002-Present, Director Adroit Resources Inc. 2004-Present.

James Clucas North Vancouver, BC Director	72	Director of Search Minerals Inc. from June 2009–present; Chairman of International Nickel Ventures Corp. from 2007-2012

Edward D. Ford (1) Whistler, B.C. Director	79

Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of  Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

Gilbert Clark Montreal, QC Director	45

Managing Director 2003 - Present of European Mining Services, Private Mining Consultancy, Consultant Geologist  with The Sentient Group 2010 - Present, Director of North American Nickel  May 2012 - Present, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013 - Present, Director of Mawson Resources Limited January 2014 - Present.

John Sabine Toronto, On Director, Chairman	69

Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Neil Richardson Callander, On Chief Operating Officer	48	COO with VMS Ventures Inc. October 2010 – Present, COO with North American Nickel Inc. September 2012 – Present. Exploration Manager with Murgor Resources Ltd. January 2007 –September 2010.

Cheryl Messier North Vancouver, B.C. Chief Financial Officer	49	CFO since September 6, 2012, Director of VMS Ventures Inc. 2009 - present.

(1) Edward Ford is the father of Douglas Ford.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided.  During the year ended December 31, 2013, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $318,683 in management fees, paid or accrued a total of $119,349 in geological consulting fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2014, the Company paid $73,600 in compensation to Directors for acting as Directors.  The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

Corporate Governance Committee is made up of James Clucas, Douglas Ford, Gilbert Clark, and Secretary Cheryl Messier. The Corporate Governance Committee is responsible for reviewing and specifying the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the company.

Compensation Committee is made up of Edward Ford, James Clucas, Gilbert Clark and Secretary Cheryl Messier. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

Compliance Committee is made up of Mark Fedikow and Neil Richardson. The purpose of the Compliance Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Compliance Committee meet on a regular basis to oversee the dissemination of all corporate material.

Technical Oversight Committee is made up of Mark Fedikow. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

D. Employees.

Effective at December 31, 2014 the Company had ten salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.  During the year 5,120,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2014 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2014 there were 169,964,679 common shares issued and outstanding.  Each of the listed persons may be reached at the Company’s head offices or #500–200 West Esplanade, North Vancouver, BC, V7M 1A4, telephone (604) 986-2020.

Name of Beneficial Owner	Amount of Shares		Percent
Principal Holders

VMS Ventures Inc.	43,259,935		25.40%
Sentient Group GP IV	69,866,523		41.10%

Officers and Directors
Edward Ford	1,317,000		n/a
Douglas Ford	1,489,600	(1)	n/a
Keith Morrison	1,000,000		n/a
John Roozendaal	1,717,000	(2)	1.00%
Mark Fedikow	2,627,500	(3)	1.50%
James Clucas	740,000		n/a
Cheryl Messier	930,500		n/a
Gilbert Clark	518,500		n/a
Neil Richardson	1,155,000		n/a
John Sabine	350,000		n/a

All Officers and Directors as a Group (10 persons)	11,845,100		7.00%

(1) Includes 422,000 shares held through B.W.N. Oil Technologies Inc., 135,600 shares held through Dockside Capital Group Inc.

(2) Includes 690,000 shares held through 667961 BC Ltd.

(3) Includes 1,341,000 shares held through Lee River Resources Ltd.

The Company issued 28,424,152 units for a private placement at $0.33 per share, for proceeds of $9,379,970. In lieu of cash, 50,000 shares were issued as finder’s fees with a fair value of $16,500.Share issuance costs of $20,363 were incurred in relation to this private placement.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

During the year ended December 31, 2014 and prior years ending December 31, 2013 and 2012, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors as follows:

Related party	Nature of transaction

Mount Morgan Resources Ltd.	Geological consulting fees provided by Mark Fedikow, President for a monthly retainer of $6,000. Effective June 16, 2014 Mark Fedikow was assigned interim CEO.

Dockside Capital Group Inc	Management fees for services provided by 2 directors for a monthly retainer of $4,000.

VMS Ventures Inc

Management fees for services provided by Rick Mark for a monthly retainer of $8,000, as amended April 1, 2013, CEO, effective June 15,2014   Rickk Mark resigned, Cheryl Messier for a monthly retainer of $5,750, effective January 1, 2014, CFO, Neil Richardson adjusted monthly retainer of $6,000, COO and shared administrative costs.

Jim Clucas	A stipend of $2,000 per month for an independent director

667981 BC Ltd.	A stipend to John Roozendaal of $2,000 per month for an independent director

John Sabine	A stipend of $3,000 per month for a director and executive chairman.

Keith Morrison	Appointed in December 2014 CEO for a monthly retainer of $27,083.

Included in trade payables and accrued liabilities as at December 31, 2014 is $216,877 (December 31, 2013- $5,894) owing to VMS Ventures Inc. for shared administrative costs of $67,877 and directors $5,000 and a termination benefit of $144,000 to the prior CEO.

During the year ended December 31, 2014, the Company recorded $17,249 (December 31, 2013 - $10,800) in rent expense to VMS Ventures Inc.

For the year ended December 31, 2014, the Company paid $318,683 (December 31, 2013 - $135,000) for management fees. Paid to VMS Ventures Inc. regarding Rick Mark, CEO, which effective June 16, 2014 Rick Mark resigned, was $40,000 and the Company has accrued $144,000 and to Dockside Capital Group Inc. $48,000 (December 31, 2013 - $36,000) regarding services from two directors, to Mount Morgan Resources Ltd. for Mark Fedikow interim CEO $30,000 was paid and 2 independent directors stipends of $24,000 were paid and $5,600 was paid to the executive chairman and the current CEO was paid $27,083.

Included in exploration and evaluation assets for the year ended December 31, 2014 is $67,389 (December 31, 2013 – $51,000) which VMS Ventures Inc. was paid regarding geological fees for Neil Richardson, COO

Included in geological consulting fees for the year ended December 31, 2014 is $51,960 (December 31, 2013 – $75,000) which Mount Morgan Resources Ltd. was paid regarding geological fees for Mark Fedikow, President and VMS Ventures Inc. was paid $9,960 (December 31, 2013 - $6,000) regarding geological fees for Neil Richardson, COO.

C. Interests of experts and counsel

Not required.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2014 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. The table below sets forth certain information regarding the price history of our common shares.  Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

		OTCbb High (USD)		OTCbb Low (USD)	TSXv High (C$)	TSXv Low (C$)
Fiscal year ended December 31, 2010	$	n/a	$	n/a	n/a	n/a
Fiscal year ended December 31, 2011		$0.09		$0.09	$0.12	$0.12
Fiscal year ended December 31, 2012		$0.141		$0.141	$0.17	$0.15
Fiscal year ended December 31, 2013		$0.226		$0.22	$.25	$0.25
Fiscal Year ended December 31, 2014		$0.209		$0.209	$0.23	$0.22
Quarter ended June 30, 2013		$0.1952		$0.1952	$0.22	$0.20
Quarter ended September 30, 2013		$0.383		$0.3664	$0.39	$0.37
Quarter ended December 31, 2013		$0.226		$0.22	$0.25	$0.25
Quarter ended March 31, 2014		$0.3049		$0.3032	$0.36	$0.32
Quarter ended June 30, 2014		$.5487		$0.5449	$0.58	$0.57
Quarter ended September 30, 2014		$0.215		$0.215	$0.26	$0.23
Quarter ended December 31, 2014		$0.209		$0.209	$0.23	$0.22
Quarter ended March 31, 2015		$0.172		$0.172	$0.25	$0.22
Month ended February 28, 2014		$0.2614		$0.2614	$0.36	$0.32
Month ended March 31, 2014		$0.3049		$0.3032	$0.36	$0.32
Month ended April 30, 2014		$0.3266		$0.3266	$0.35	$0.34
Month ended May 31, 2014		$0.388		$0.388	$0.41	$0.40
Month ended June 30, 2014		$0.5487		$0.5449	$0.58	$0.57
Month ended July 31, 2014		$0.437		$0.437	$0.49	$0.47
Month ended August 31, 2014		$0.316		$0.282	$0.34	$0.31
Month ended September 30, 2014		$0.215		$0.215	$0.26	$0.23
Month ended October 31, 2014		$0.19		$0.189	$0.21	$0.21
Month ended November 31, 2014		$0.182		$0.182	$0.22	$0.22
Month ended December 31, 2014		$0.209		$0.209	$0.23	$0.22
Month ended January 31, 2015		$0.203		$0.1921	$0.27	$0.26
Month ended February 28, 2015		$0.172		$0.172	$0.23	$0.22
Month ended March 31, 2015		$0.172		$0.172	$0.25	$0.22

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

Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest: i)   Management fees: previously $5,000 per month to $8,000 per month effective April 1, 2013 and $4,000 per month ii) Consulting fees: previously $3,500 per month to $6,000 per month effective June 1, 2011. Each of the agreements has the same terms and conditions which shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the employee shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the employee the amount of money due and owing to the employee hereunder to the extent accrued due to the employee to the effective date of termination.

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

Effective November 5, 2014, the Company appointed an additional director and chairman John Sabine with a monthly stipend of $3,000.

Effective June 17, 2014 the Company announced the resignation of Rick Mark, CEO and Chairman and Mark Fedikow acted as interim CEO until December 1, 2014 when Keith Morrison was appointed CEO and entered into an agreement for service with the directors of the Company for a monthly management fee of $27,083 until a restricted share units plan is approved and in place then the monthly management fee will be $20,833.

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

i.

aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

ii.

aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

iii.

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

F. Dividends and Paying Agents

Not required

G. Statement by Experts

Not required

H. Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours #500 – 200 West Esplanade, North Vancouver BC V7M 1A4, Canada, Telephone 604-986-2020.

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2014. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2014 that our disclosure controls and procedures were effective.

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

C. Principal Accounting Fees and Services

a)

Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $23,460 as of December 31, 2014 ($24,440 in the year ended December 31, 2013 $19,420 in the year ended December 31, 2012, $32,400 in the year ended December 31, 2011, $28,815  in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.  The former auditor, Charlton & Company, Chartered Accountants billed $2,675 in 2004.

b)

Audit Related Fees

DMCL billed the Company $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

c)

Tax Fees

DMCL billed the Company $1,500  for the tax year 2013, $1,500 for the tax year 2012, $1,600 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011,  2010, 2009, 2008, 2007, 2006 and 2005. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

d)

All Other Fees

DMCL did not bill the Corporation for any other products and services in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006, 2005 and 2004. The former auditor, Charlton & Company, Chartered Accountants billed $nil in 2004.

e)

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

D. Exemption From the Listing Standards for Audit Committees

Not Applicable

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement.  The auditors’ report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

•

Independent Auditors’ Report.

•

Statements of financial position as at December 31, 2014 and 2013.

•

Statements of comprehensive loss for the years ended December 31, 2014 and 2013.

•

Statement of changes in equity for the years ended December 31, 2014, 2013 and 2012.

•

Statements of cash flows for the years ended December 31, 2014 and 2013.

•

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

19.1 Management Discussion & Analysis as of April 20, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 20, 2015

By:

/s/ Douglas E. Ford

Name: Douglas E. Ford

Title: Director

as duly authorized signatory

NORTH AMERICAN NICKEL INC.

Financial Statements

For the Year Ended December 31, 2014

(Expressed in Canadian Dollars)

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of North American Nickel Inc.

We have audited the accompanying financial statements of North American Nickel Inc., which comprise the statements of financial position as at December 31, 2014 and 2013, and the statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditor's Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of North American Nickel Inc.as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast substantial doubt about the Company's ability to continue as a going concern.

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 20, 2015

An independent firm associated with
Moore Stephens International Limited
MOORE STEPHENS

NORTH AMERICAN NICKEL INC.
Statement of Financial Position
(Expressed in Canadian Dollars)
		December 31,2014	December 31,2013
	Notes

ASSETS

Current assets
Cash		$326,117	$278,919
Short-term investments	7	6,000,000	6,000,000
Receivables	8	56,427	47,010
Prepaid expenses and deposits		21,399	10,698
Total current assets		6,403,943	6,336,627

Non-current assets
Equipment	9	28,341	37,676
Exploration and evaluation assets	10	20,617,754	12,341,616
Total non-current assets		20,646,095	12,379,292

Total assets		$27,050,038	$18,715,919

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11, 13	$297,344	$36,040

SHAREHOLDERS' EQUITY

Share capital - preferred	12	590,931	604,724
Share capital - common	12	42,677,187	33,026,511
Share-based payments reserve	12	5,199,706	3,022,767
Deficit		(21,715,130)	(17,974,123)
Total shareholders' equity		26,752,694	18,679,879

Total liabilities and shareholders' equity		$27,050,038	$18,715,919

The accompanying notes are an integral part of these financial statements.

APPROVED  BY  THE  DIRECTORS:

/s/ Keith Morrison

/s/ Edward Ford

Keith Morrison, Director

Edward Ford, Director

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Statement of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended
		December 31, 2014	December 31, 2013
	Notes

Expenses
Amortization	9	$9,335	$8,455
Consulting	13	103,192	106,533
Filing fees		68,214	35,471
Investor relations		325,332	241,702
General and administrative	13	92,194	43,790
Management fees	13	318,683	135,073
Part X11.6 tax		-	-
Professional fees		59,394	60,428
Property investigation		3,333	5,989
Salaries	13	165,227	128,965
Share-based payments	12, 13	2,283,775	178,231
Travel and accommodation		78,554	39,075

Loss before other items		(3,507,234)	(983,712)

Other items:
Impairment of exploration and evaluation assets	10	-	(253,090)
Interest income		81,099	40,537
Foreign exchange loss		(314,872)	(64,036)

Total comprehensive loss for the year		$(3,741,007)	$(1,260,301)

Loss per common share - basic and diluted		$(0.02)	$(0.01)

Weighted average number of common shares outstanding
- basic and diluted		157,986,561	111,753,433

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Statement of Changes In Shareholder's Equity
(Expressed in Canadian Dollars)

	Notes	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Deficit	Total

Balance at December 31, 2012		80,560,193	$22,181,970	$ 604,724	$2,873,676	$(16,713,822)	$ 8,946,548
Net and comprehensive loss		-	-	-	-	(1,260,301)	(1,260,301)
Share capital issued private placement		41,494,692	7,054,098	-	-		7,054,098
Stock options issued		-	-	-	178,231	-	178,231
Stock options exercised	12	145,500	55,965		(29,140)		26,825
Warrants exercised	12	18,376,199	3,848,002	-	-		3,848,002
Share issue costs		-	(113,524)	-	-	-	(113,524)
Balance at December 31, 2013		140,576,584	33,026,511	604,724	3,022,767	(17,974,123)	18,679,878
Net and comprehensive loss		-	-	-	-	(3,741,007)	(3,741,007)
Share capital issued private placement	12	28,424,152	9,379,970	-	-	-	9,379,970
Shares issued for finders fee		50,000	16,500		-	-	16,500
Preferred shares converted	12	15,326	13,793	(13,793)	-		-
Stock options issued		-	-	-	2,283,775		2,283,775
Stock options exercised	12	604,500	215,511	-	(106,836)	-	108,675
Warrants exercised	12	294,117	61,765	-	-	-	61,765
Share issue costs		-	(36,863)	-	-	-	(36,863)

Balance at December 31, 2014		169,964,679	$42,677,187	$590,931	$5,199,706	$(21,715,130)	$ 6,752,694

The accompanying notes are an integral part of these condensed financial statements

NORTH AMERICAN NICKEL INC.
Statement of Cash Flows
(Expressed in Canadian Dollars)
	Year Ended
	December 31,	December 31,
	2014	2013
OPERATING ACTIVITIES
Loss for the period	$(3,741,007)	$(1,260,301)
Items not affecting cash
Amortization	9,335	8,455
Share-based payments	2,283,775	178,231
Impairment of exploration and evaluation assets	-	253,090
Interest Income	(81,099)	(37,060)
	(1,528,996)	(857,585)
Changes in non-cash working capital items:
Receivables	(6,433)	2,083
Prepaid expenses	(10,701)	8,072
Trade payables and accrued liabilities	241,271	(30,594)
Other:
Interest received	78,115	5,218
Due to related parties	-	-
Cash used in operating activities	(1,226,744)	(872,806)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(8,256,105)	(4,984,747)
Short-term investments	-	(5,300,000)
Purchase of equipment	-	(40,174)
Cash used in investing activities	(8,256,105)	(10,324,921)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	9,550,410	10,928,925
Costs of issue of shares	(20,363)	(113,524)
Cash provided by financing activities	9,530,047	10,815,401

Change in cash during the year	47,198	(382,326)

Cash at beginning of year	278,919	661,245

Cash at end of year	$326,117	$278,919

Supplemental cash flow information-(Note 14)

The accompanying notes are an integral part of these condensed financial statements

1.

NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 500 – 200 West Esplanade, North Vancouver, British Columbia, Canada, V7M 1A4. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol “NAN”.

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

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties may cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The financial statements were approved by the board of directors on April 20, 2015.

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

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

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

The Company has classified cash, short-term investments and receivables as loans and receivables.  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

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

The Company has classified its trade payable and accrued liabilities as other financial liabilities.  Subsequent to initial recognition, trade payable and accrued liabilities are measured at amortized cost using the effective interest rate method.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

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

Share capital

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

3.

ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The Company has not early adopted the following new standard and is currently assessing the impact that it will have on its future financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

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

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment.  Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period.  Actual restoration provisions will ultimately depend on future market prices for future restoration obligations.  Management has determined that the Company does not have any significant restoration obligations as at December 31, 2014.

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

4.

USE OF ESTIMATES AND JUDGEMENTS (cont’d)

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

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes

The Company recognizes deferred tax assets relating to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which they can be utilized.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. The Company is not exposed to externally imposed capital requirements.

6.  FINANCIAL INSTRUMENT AND RISK MANAGEMENT

All financial instruments are measured in the statement of financial position at amortized cost. The carrying amount of the Company’s financial instruments approximate their fair value due to the short term maturity of these instruments.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors.  The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

a)

Credit Risk

Credit risk is the risk of a loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash, short-term investments and receivables. Cash and short-term investments are held with one reputable Canadian chartered bank and are closely monitored by management.  Financial instruments included in receivables consist primarily of GST recoverable from the Canadian government and interest earned on investments.  Management believes that the credit risk concentration with respect to financial instruments included in cash, short-term investments and receivables is minimal.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2014, the Company held cash of $326,117 (December 31, 2013 - $278,919), and short-term investments of $6,000,000 (December 31, 2013 - $6,000,000) and had current liabilities of $297,344 (December 31, 2013 - $36,040).  All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

ii)

Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones. Consequently, the Company is exposed to foreign currency risk.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $Nil (December 31, 2013 - $2,767).

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

7.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. At December 31, 2014, the instrument was yielding an annual interest rate of 1.20% (2013 – 1.65%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

8.

RECEIVABLES

	December 31,	December 31,
	2014	2013
Sales taxes receivable	$16,383	$9,950
Interest receivable	40,044	37,060
	$56,427	$47,010

9.

EQUIPMENT

	Exploration Equipment	Computer Software	Total		Exploration Equipment	Computer Software	Total
Cost:				Cost:
At December 31, 2013	$ 46,674	$ 5,360	$ 52,034	At December 31, 2012	$ 6,500	$ 5,360	$ 11,860
Additions	-	-	-	Additions	40,174	-	40,174

At December 31, 2014	$ 46,674	$ 5,360	$ 52,034	At December 31, 2013	$46,674	$ 5,360	$ 52,034

Amortization:				Amortization:
At December 31, 2013	$ 8,998	$ 5,360	$ 14,358	At December 31, 2012	$ 2,305	$ 3,598	$ 5,903
Charge for the year	9,335	-	9,335	Charge for the year	6,693	1,762	8,455

At December 31, 2014	$ 18,333	$ 5,360	$ 23,693	At December 31, 2013	8,998	5,360	14,358

Net book value:				Net book value:
At December 31, 2014	$ 28,341	$ -	$28,341	At December 31, 2013	$ 37,676	$ -	$37,676

10.

EXPLORATION AND EVALUATION ASSETS

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Acquisition cost
Balance, December 31, 2013	$223,000	$164,000	$11,497	$398,497
Acquisition costs - cash	15,000	15,000	-	30,000
Balance, December 31, 2014	238,000	179,000	11,497	428,497
Exploration expenditures
Balance, December 31, 2013	975,049	95,906	10,872,163	11,943,118
Administration	-	-	131,650	131,650
Assay and sampling	-	-	174,395	174,395
Automobile costs	-	-	150	150
Consulting services	960	-	835,982	836,942
Drilling expenses	-	-	1,522,613	1,522,613
Equipment and supplies	-	22,327	400,006	422,333
Equipment rental	-	-	33,448	33,448
Camp costs	-	-	2,129,670	2,129,670
Charter aircraft	-	-	2,006,158	2,006,158
Shipping and printing costs		-	18,634	18,634
Survey costs	-	-	832,728	832,728
Telephone	-	-	2,315	2,315
Travel and accommodation	-	-	135,102	135,102
	960	22,327	8,222,851	8,246,138
Balance, December 31, 2014	976,009	118,233	19,095,014	20,189,257

Total, Balance December 31, 2014	$1,214,009	$297,233	$19,106,511	$20,617,754

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

Canada				Greenland
	Post Creek Property	Halcyon Property	Thompson North	Maniitsoq Property	Total
Mineral Properties Acquisition

Balance, December 31, 2012	$208,000	$149,000	$120,333	$11,497	$488,830

Acquisition costs - cash	15,000	15,000	-	-	30,000
Acquisition costs - Shares	-	-	-	-	-
Impairment	-	-	(120,333)	-	(120,333)
Balance, December 31, 2013	223,000	164,000	-	11,497	398,497

Expenditures (recoveries)
Balance, December 31, 2012	967,089	73,504	149,140	5,927,916	7,117,649

Administration	-	-	-	36,460	36,460
Assay and sampling	-	-	-	149,389	149,389
Claim fees/ Assessment fees	-	-	(65)	-	(65)
Consulting services	4,760	4,609	-	638,805	648,174
Drilling expenses	-	-	-	1,529,778	1,529,778
Equipment and supplies	3,132	17,668	-	65,984	86,784
Equipment rental	-	-	-	66,728	66,728
Licenses and fees	-	-	-	7,152	7,152
Camp costs	-	-	-	958,801	958,801
Charter aircraft	-	-	-	666,579	666,579
Shipping and printing costs	68	125	85	146,537	146,815
Survey costs	-	-	-	552,759	552,759
Telephone	-	-	-	6,669	6,669
Travel and accommodation	-	-	-	118,607	118,607
Recoveries	-		(16,403)	-	(16,403)
	7,960	22,402	(16,383)	4,944,248	4,958,227

Impairments	-	-	(132,757)	-	(132,757)
	7,960	22,402	(149,140)	4,944,248	4,825,470

Balance, December 31, 2013	975,049	95,906	-	10,872,164	11,943,119

Total, Balance December 31, 2013	$1,198,049	$259,906	$-	$10,883,661	$12,341,616

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property. On March 12, 2013 the Post Creek Property Agreement was amended as indicated in the schedule below. In order to acquire 100% interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration in the schedule below. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR:

Date		Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)		$12,500	400,000
On or before April 5, 2011 (paid and issued)		$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)		$50,000	300,000	$15,000
On or before April 5, 2013 (paid)		$15,000		$15,000
On or before April 5, 2014 (paid)	$	$ 15,000		$15,000
On or before April 5, 2015 (paid subsequent to December 31, 2014)	$	$ 15,000		$15,000

During the year ended December 31, 2014, the Company incurred exploration expenditures totalling $960 (December 31, 2013-$7,960) on the Post Creek Property.

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

Date	Cash	Shares	Exploration requirements

On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013 (paid)	$15,000	-	$22,000
On or before April 5, 2014 (paid)	$15,000	-	$22,000
On or before April 5, 2015 (paid subsequent to December 31, 2014)	$15,000	-	$22,000

During the year ended December 31, 2014, the Company incurred $22,327 (December 31, 2013 - $22,402) in exploration expenditures on the Halcyon Property.

Thomson North

During the year ended December 31, 2013, the Company decided not to further explore the Thomson North property and wrote off all capitalized costs.

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

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

The Company completed the first, second, third and fourth year exploration requirements, of a minimum of DKK 67,207,190 (approximately CDN $12,962,900), during the year ended December 31, 2011, 2012, 2013 and 2014 by incurring $17,575,843 on the Sulussugut License.

During the years ended December 31, 2011, 2012 and 2013, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 28,680,741 (approximately CDN $5,621,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2014 and 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30%, which was accomplished by the Company reducing the area by 1,505 square kilometres by December 31, 2013.  This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760 (approximately CDN $4,807,000).

In 2014 the Company reduced the Sulussugut License from 3366 square kilometres to 2689 square kilometres with an exploration commitment of DKK 21,368,070 (approximately CDN $4,205,000).  The Company completed approved expenditures for 2014 of DKK 55,509,353 (approximately CDN $7,715,000).  With a credit from 2013 of DKK 28,680,741 (approximately CDN $5,406,000) and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024 (approximately CDN $8,916,000).

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 is based on an annual approximation of DKK 21,668,160 (approximately CDN $4,084,000). This assumes that the Sulussugut License area will not be reduced in 2015.

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

During the years ended December 31, 2012 and 2013, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 4,911,459 (approximately CDN $962,663), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License in years 2015 DKK 1,945,569 and 2016 DKK 2,965,890.

On September 18, 2013 the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License was DKK 565,950 (approximately CDN $104,000). The license area was unchanged during 2014 and the exploration commitment was DKK 2,388,150 (approximately CDN $470,000).

In 2014 the Company had approved expenditures of DKK 5,470,428 which is made up of exploration expenditures of DKK 3,646,952 (approximately CDN $507,000) and a general supplement of DKK 1,823,476. The exploration obligation for 2014 was DKK 2,388,150 (approximately CDN $470,000).  The Company carried credits from 2012 of DKK 1,945,569 and 2013 of DKK 2,965,890 with a credit balance of DKK 7,993,737 (approximately CDN $1,507,000) at the end of 2014.

The required minimum exploration expenditures on the Ininngui License for years 4-5, ending December 31, 2016 have not yet been determined, but are based on an annual approximation of DKK 2,388,150 (approximately CDN $470,000).

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)

For both licenses, future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2014, the Company has not used the procedure for either license.

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

As of December 31, 2014, the Company has spent $17,575,845 on exploration costs for the Sulussugut License (December 31, 2013 $9,601,284) and the Company has spent $1,519,170 on exploration costs for the Ininngui License (December 31, 2013 $1,270,880).

The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

11.

TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2014	2013
Trade payables	$60,217	$9,897
Amounts due to related parties (Note 13)	216,877	5,894
Accrued liabilities (Note 13)	20,249	20,249
	$297,344	$36,040

12.

SHARE CAPITAL

a)

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b)

Common shares issued and outstanding

Year ended December 31, 2014:

The Company issued 300,000 common shares for a stock option exercise at $0.15 per share for proceeds of $45,000. The Company reallocated $49,402 from share-based payment reserve to share capital upon exercise.

The Company issued 200,000 common shares for a stock option exercise at $0.24 per share for proceeds of $48,000. The Company reallocated $39,887 from share-based payment reserve to share capital upon exercise.

On April 17, 2014, the Company issued 294,117 common shares for a warrant exercise at $0.21 per share for proceeds of $61,765.

On May 29, 2014, the Company closed a private placement of 28,424,152 shares at a price of $0.33 per share for proceeds of $9,379,970. In lieu of cash, 50,000 shares were issued as finder’s fees with a fair value of $16,500. Share issuance costs of $20,363 were incurred in relation to this private placement.

The Company issued 15,326 common shares upon the conversion of 13,794 preferred shares. The par value of $13,794 was transferred to share capital.

The Company issued 104,500 common shares for stock option exercises at $0.15 per share for proceeds of $15,675. The Company upon the stock option exercise reversed $17,547 in stock-base compensation amounts.

Year ended December 31, 2013

The Company issued 100,000 common shares for warrant exercises at $0.10 per share for proceeds of $10,000.

The Company issued 25,000 common shares for a stock option exercise at $0.15 per share for proceeds of $3,750 and reallocated the fair value of these stock options of $4,198 from share-based payment reserve to share capital.

12.

SHARE CAPITAL (cont’d)

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

c)

Preferred shares issued and outstanding

At December 31, 2014, there are 590,931 (December 31, 2013 – 604,724) series 1 preferred shares outstanding.  In July 2014, 13,794 preferred shares were converted for 15,326 common shares and the par value of $13,794 was transferred to share capital.

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

d)

Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2014 is as follows:

	December 31, 2014		December 31, 2013
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	25,431,147	$0.46	23,060,000	$0.49
Granted	-	-	20,747,346	0.21
Cancelled/ Expired	-	-	-	-
Exercised	(294,117)	0.21	(18,376,199)	0.21

Outstanding, end of year	25,137,030	$0.46	25,431,147	$0.46

At December 31, 2014, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

12.

SHARE CAPITAL (Cont’d)

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
3,460,000	August 30, 2016	$1.00	1.67
4,750,000	August 30, 2016	$0.50	1.67
4,750,000	August 30, 2016	$0.70	1.67
6,294,678	April 19, 2015	$0.21	0.30
1,376,780	April 22, 2015	$0.21	0.31
4,505,572	June 18, 2015	$0.21	0.46
25,137,030			1.03

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

The changes in stock options during the year ended December 31, 2014 are as follows:

	December 31, 2014		December 31, 2013
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

Outstanding, beginning of year	8,087,500	$0.17	7,383,000	$0.15
Granted	5,120,000	0.49	850,000	0.21
Cancelled/ Expired	(55,000)	0.62	-	-
Exercised	(604,500)	0.18	(145,500)	0.18
Outstanding, end of year	12,548,000	$0.30	8,087,500	$0.17

Details of options outstanding as at December 31, 2014 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,828,000	2,828,000	August 27, 2015	$ 0.10	0.65
140,000	140,000	November 25, 2015	$ 0.10	0.90
200,000	200,000	December 8, 2015	$ 0.10	0.94
150,000	150,000	May 24, 2016	$ 0.20	1.40
250,000	250,000	June 29, 2016	$ 0.20	1.50
1,300,000	1,300,000	September 6, 2016	$ 0.25	1.68
100,000	100,000	November 24, 2016	$ 0.15	1.90
1,815,000	1,815,000	August 13, 2017	$ 0.24	2.62
150,000	150,000	January 15, 2018	$ 0.15	3.04
200,000	200,000	April 22, 2018	$ 0.15	3.31
150,000	150,000	July 29, 2018	$ 0.20	3.58
200,000	200,000	September 30, 2018	$ 0.37	3.75
3,270,000	3,270,000	July 9, 2019	$ 0.62	4.52
145,000	45,000	July 9, 2019	$ 0.62	4.52
200,000	50,000	August 27, 2019	$ 0.32	4.66
100,000	100,000	September 26, 2019	$ 0.26	4.74
350,000	350,000	November 5, 2019	$ 0.21	4.85
1,000,000	1,000,000	December 19, 2019	$ 0.21	4.97
12,548,000	12,298,000			2.85

12.

SHARE CAPITAL (cont’d)

During the year ended December 31, 2014, the Company granted 5,120,000 incentive stock options to employees and consultants with a maximum term of 5 years.  Of the total, 200,000 options granted to a consultant vest 25% every 3 months and 50,000 had vested by December 31, 2014.  An additional 200,000 options granted to employees vest according to specific performance conditions and 45,000 had vested by December 31, 2014. All other options vested immediately. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The granting of these options resulted in stock-based compensation expense of $2,283,775.

During the year ended December 31, 2013, the Company granted 850,000 incentive stock options to employees and consultants with a maximum term of 5 years. All stock options vested immediately. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The granting of these options resulted in stock-based compensation expense of $178,231.

The fair value of stock options granted during the year ending December 31, 2014 was calculated using the Black-Scholes options pricing model with the following weighted –average assumptions:

	December 31, 2014	December 31, 2013
Expected dividend yield	0%	0%
Expected share price volatility	168.57% - 170.23%	218.47% - 223.96%
Risk-free interest rate	1.54% - 1.67%	1.22% - 1.89%
Expected life of options	5 years	5 years

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

13.

RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities (Note 1):

	December 31,	December 31,
	2014	2013
Directors and officers of the Company	$149,000	$-
Companies controlled by directors of the Company	67,877	5,894
	$216,877	$5,894

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions–

During the year ended December 31, 2014, the Company recorded $17,249 (December 31, 2013 - $10,800) in rent expense to VMS Ventures Inc. a company that is a significant shareholder and related through common directors, which is included in general and administrative expense.

During the year ended December 31, 2014, two significant shareholders acquired 15,527,304 common shares as part of the private placement at $0.33 per share for total price of $5,124,010 (Note 12).

13.

RELATED PARTY TRANSACTIONS (cont’d)

Related party transactions - Key management personnel compensation:

	Year ended
	December 31,	December 31,
	2014	2013
Geological consulting fees - expensed	$51,960	$75,000
Geological consulting fees - capitalized	67,389	51,000
Management fees - expensed	174,683	135,000
Termination benefits included in management fees	144,000	-
Salaries - expensed	69,000	58,500
Stock-based compensation	1,681,356	-
	$2,188,388	$319,500

14.

NON-CASH TRANSACTIONS

	For the year ended
	December 31, 2014	December 31, 2013

Common shares issued for finders fee on private placement (Note 12)	$16,500	-
Accrued exploration and evaluation expenditures	-	$3,480

15.

COMMITMENTS

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)

Management fees: Effective June 2014 the Company had changes to management and the fees for interim CEO were $6,000 per month and effective December 2014 a permanent CEO was in place for a fee of $27,083 per month until settlement of restricted share units are issued at which time the monthly fee will be $20,833.

ii)

COO fees: $6,000 per month, as amended effective April 1, 2013

iii)

Effective July 2014, four independent directors will collect a monthly stipend of $2,000 each and effective November 2014 a chairman of the board will collect a monthly stipend of $3,000.

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

16.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 10).  The Company’s geographic segments are as follows:

	December 31, 2014	December 31, 2013
Equipment
Greenland	$28,341	$37,676

Exploration and evaluation assets
Canada	$1,511,242	$1,457,955
Greenland	19,106,512	10,883,661
	$20,617,754	$12,341,616

17.

INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013
Net loss	$(3,741,007)	$(1,260,301)
Statutory tax rate	26.0%	25.0%
Expected income tax recovery at the statutory tax rate	(972,662)	(315,075)
Permanent differences and other	579,007	(9,832)
Effect of changes in tax rates	(32,358)	-
Change in valuation allowance	426,013	324,907
Net deferred Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31,2014	December 31,2013
Exploration and evaluation assets	$9,681	$6,988
Loss carry-forwards	1,104,055	690,984
Share issuance costs	27,920	23,594
Cumulative eligible capital	32,372	31,127
Equipment	60,965	56,287
	1,234,993	808,980
Valuation allowance	(1,234,993)	(808,980)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$ 695,500	$ -	$ -	$ -
2031	517,383	-	-	-
2032	645,332	-	-	-
2033	847,020	-	-	-
2034	1,484,420	-	-	-
No expiry	-	56,712	20,654,987	107,383
	$ 4,189,655	$ 56,712	$ 20,654,987	$ 107,383

18.

SUBSEQUENT EVENTS

a)

On January 15, 2015, the Company issued 50,000 common shares upon exercise of 50,000 stock options at a price of $0.10 for proceeds of $5,000.

b)

On February 20, 2015, the Company issued 2,941,176 common shares upon exercise of 2,941,176 warrants at a price of $0.21 for proceeds of $617,646.

c)

On February 3, 2015, the Company granted 900,000 stock options to employees, which are exercisable at $0.275 per share for a period of 5 years.

d)

On March 31, 2015, the Company entered into an agreement with Minelco A/S to acquire the Seqi Port, located on the southwest coast of Greenland.  The final consideration is yet to be determined.