Form 20-F
period 2015-12-31
North American Nickel Inc.
filed 2016-04-20
CIK 795800

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

      .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

      .

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      .

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-14740

North American Nickel Inc.

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

#500 – 200 West Esplanade, North Vancouver, British Columbia, Canada V7M 1A4

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

207,629,506 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer.        . Yes   X . No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      .  Yes   X . No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  X . Yes       . No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

      . Large accelerated filer        . Accelerated filer    X . Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  X . Item 17       . Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.      . Yes   X . No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S. $.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2015, 2014 and 2013. The information presented below for the three year period ended December 31, 2015, 2014 and 2013 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2015, 2014, 2013, 2012 and 2011 (Expressed in Canadian Dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(2,388,970)	(3,741,007)	(1,260,301)	(1,453,562)	(1,084,191)
Comprehensive loss	$(2,388,970)	(3,741,007)	(1,260,301)	(1,453,562)	(1,084,191)

Loss per share from operations	$(0.01)	(0.02)	(0.01)	(0.02)	(0.02)

Share capital	$51,165,026	43,268,118	33,631,235	22,786,694	18,782,644
Common shares issued	207,629,506	169,964,679	140,576,584	80,560,193	55,058,193
Weighted average shares outstanding	188,384,506	157,986,561	111,753,433	69,179,749	46,464,082

Total assets	$32,729,177	27,050,038	18,715,919	9,009,702	6,109,703

Net assets (liabilities)	$32,479,573	26,752,694	18,679,879	8,946,548	5,943,608

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$1.2785	1.1046	1.0299	1.0004	1.0110

Exchange rates (CAD$ to U.S.$) for most recent six months

	Period High	Period Low
October 2015	$0.7728	$0.7530
November 2015	$0.7662	$0.7478
December 2015	$0.7464	$0.7141
January 2016	$0.7152	$0.6821
February 2016	$0.7374	$0.7101
March 2016	$0.7448	$0.7713
Exchange rate (CAD$ to U.S.$) April 11, 2016	$0.7696	$0.7761

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

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The Company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc. effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in accompanying financial statements retroactively reflect the share consolidation unless otherwise noted. The Company is currently in good standing under the laws of British Columbia. The registered and records office of the Company are located at #500 - 200 West Esplanade, North Vancouver, B.C. Canada V7M 1A4 and the Company’s principal executive offices are located at #500 – 200 West Esplanade, North Vancouver, BC, V7M 1A4, telephone (604) 986-2020.

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

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deepwater Seqi Port (the “Port”). Minelco granted to the Company the right to proceed with a due diligence process on the Port and to negotiate exclusively with Minelco in relation to this transaction according to the terms set out in the agreement. During the exclusivity period, Minelco provided the Company with access to its facilities, personnel, books, records and documents to allow the Company to conduct the due diligence process for the purpose of evaluating the transaction and use its commercially reasonable efforts to provide all documents and information requested by the Company. On March 31, 2015, Minelco and the Company signed an assignment agreement for the Port. Under the terms of the agreement, Minelco will transfer to the Company all its rights, title, and interest in and to the Port. The assignment will, subject to the assumption of closure obligations of DKK 6,000,000 by the Company, be made free of charge with no consideration payable by the Company to Minelco. To date, the Company has completed a surface and underwater due diligence examination of the Seqi pier. Environmental due diligence and a preliminary assessment of reindeer was completed by Golder Associates – INUPLAN in and around the Port and a report has been completed.

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

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License” – license number 2011/54) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority which has been approved with documentation still pending. The period of the renewal considers the year 2016 as year 6 and calendar years 2017, 2018, 2019 and 2020 shall be deemed years 7, 8, 9 and 10.

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

After year 5, the Company may apply for an additional 5 years, which the application for the Sulussugut License has been submitted, for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

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

On July 20, 2015, the Company closed a private placement of 29,054,079 units at a price of $0.22 per unit for proceeds of $6,391,897.

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

The Company entered into two agreements to acquire rights to the Post Creek and Halcyon properties in the Sudbury, Ontario nickel belt. The Company also acquired a large Ni-Cu-PGE land package in Greenland. Figures showing the locations of all of the company’s properties are displayed below.

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

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end 2013. The minimum required eligible exploration expenditure in 2014 will be DKK 26,434,080 provided no further changes are made to licence area.

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

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

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

On March 2, 2015, the Company announced potential high nickel recoveries utilizing SGS Canada Inc. QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron Microscopy) on its regional targets. Pentlandite was found to be the main nickel-bearing mineral in each sample with nickel contents ranging from 90.1 to 93.1%. Potential recoveries ranged from 96.1 to 97.2% based on liberation, association and exposed characteristics of crushed samples that were stage pulverized to 90% passing 150µm.

In September, 2015 the Company announced several new nickel sulphide intersections including:

•

MQ-15-075: 1.06% nickel, 0.24% copper and 0.31 g/t platinum+palladium+gold over 15.55 metres including 1.77% nickel, 0.23% copper and 0.46 g/t platinum+palladium+gold over 6.0 metres at Spotty Hill. These results extended the mineralization by 80m in down plunge direction.

•

MQ-15-078: 1.16% Ni, 1.00% Cu and 0.27 g/t TPM over 12.15 metres at P-059 (Fossilik area)

•

MQ-15-079: 1.03% nickel and 0.39% copper over 10.65 metres at P-013

•

MQ-15-082: 1.98% nickel and 0.62% copper over 23.70 metres at P-053.

An exploration update was announced by the Company in November 2015 announcing the completion of the summer program at Maniitsoq. Thirty (30) holes were drilled for a total of 5,655 metres and a 6,696 line km helicopter-borne electromagnetic and magnetic geophysical survey (AEM) was completed. Numerous target zones were assessed with 61.7 line km of surface electromagnetic and gravity surveys. A geological mapping and prospecting program was initiated and state-of-the-art Worldview-3 satellite data was acquired for the entire property. Highlights from these efforts include 77 additional targets from the AEM survey, six regional nickel-copper targets were expanded and the Spotty Hill zone was extended by 80 metres down-plunge.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also "Selected Financial Data"). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Overview

With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. In April 2010, base metals became the main target commodity. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises.

A. Operating Results

Historically, the Company has shown losses for the past several years. These losses result largely from having no revenue and significant exploration and administrative expenses related to operations. Prior to the 2006 completion of the PFG acquisition, the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

The Company will continue in the exploration business. The Company in December 2013 decided not to further pursue the 100% owned Thompson North Property which is part of the Thompson Nickel Belt and will allow the claims to lapse in 2014. The Company will also continue in the exploration on the acquired a large Ni-Cu-PGE land package in Greenland.

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

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2015 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2015, the Company had accumulated losses totaling $23,820,013 and a working capital of $2,682,397. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2015 the Company had cash of $524,923, short-term investments of $2,300,000 and working capital of $2,682,397.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2015.

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

A. Directors and senior management.

Name, Municipality of Residence and Position with the Corporation	Age	Principal Occupation and Position During the Past Five Years
Douglas E. Ford (1) West Vancouver, B.C., Director	52	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Oakville, On Director, Chief Executive Officer	56	Director and CEO of Gedex Inc. 2008-2014, Director of Marengo Mining Limited 2011-Present, Non-Executive Chairman of Security Devices International Inc. 2014-Present.

John Roozendaal Brandon, MB, Director	48	President of VMS Ventures Inc. from 2000 – present, President of Harvest Gold Corporation from 2005 –2015.

Mark Fedikow Winnipeg, MB, President	63	President of Mount Morgan Resources Ltd. 2001 – present Director and VP of Exploration and Technical Services for VMS Ventures Inc. 2008 – present, Director IMetal Resources Inc. 2004-Present.

James Clucas North Vancouver, BC, Director	73	Director of Search Minerals Inc. from June 2009 – present; Chairman of International Nickel Ventures Corp. from 2007-2012

Edward D. Ford (1) Whistler, B.C., Director	80

Director since March 20, 1990; also has devoted a portion of his time to investment activities and as President of Dockside Capital, a private merchant banking and venture capital firm, for more than the last five years; chartered accountant for more than 40 years.

Gilbert Clark Montreal, QC, Director	46

Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - Present, Director of North American Nickel May 2012 - Present, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013 - Present, Director of Mawson Resources Limited January 2014 - Present.

John Sabine Toronto, On, Director, Chairman	70

Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Neil Richardson Callander, On Chief Operating Officer	49	COO with VMS Ventures Inc. October 2010 – Present, COO with North American Nickel Inc. September 2012 – Present. Exploration Manager with Murgor Resources Ltd. January 2007 – September 2010.

Cheryl Messier North Vancouver, B.C. Chief Financial Officer	50	CFO since September 6, 2012, Director of VMS Ventures Inc. 2009 – 2015.

Christopher Messina New York, NY, Director	44	Senior Vice President, Business Development at Arria NLG plc; advisor to a number of technology companies in the big data analytics and artificial intelligence industries.

(1) Edward Ford is the father of Douglas Ford.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2015, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $546,962 in management fees, paid or accrued a total of $166,143 in geological consulting fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2015, the Company paid $138,000 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

D. Employees.

Effective at December 31, 2015 the Company had eleven salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 1,350,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2015 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2015 there were 207,629,506 common shares issued and outstanding, 9,472,500 exercisable options, 27,738,344 warrants which fully diluted is 244,840,350. Each of the listed persons may be reached at the Company’s head offices or #500 – 200 West Esplanade, North Vancouver, BC, V7M 1A4, telephone (604) 986-2020.

Name of Beneficial Owner	Amount of Shares		Percent
Principal Holders
VMS Ventures Inc.	29,978,393		12.24%
Sentient Group GP IV	113,185,681		46.23%

Officers and Directors
Edward Ford	757,000
Douglas Ford	1,189,600	(1)
Keith Morrison	1,250,000
John Roozendaal	1,437,000	(2)
Mark Fedikow	2,600,000	(3)
James Clucas	725,000
Cheryl Messier	930,500
Gilbert Clark	549,819
Neil Richardson	1,077,500
John Sabine	690,912
Christopher Messina	250,000
All Officers and Directors as a Group (11 persons)	11,457,331		41.31%

(1) Includes 422,000 shares held through B.W.N. Oil Technologies Inc., 135,600 shares held through Dockside Capital Group Inc.

(2) Includes 690,000 shares held through 667961 BC Ltd.

(3) Includes 1,910,000 shares held through Lee River Resources Ltd.

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

During the year ended December 31, 2015 and prior years ending December 31, 2014 and 2013, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors as follows:

Related party	Nature of transaction
Mount Morgan Resources Ltd.

Geological consulting fees provided by Mark Fedikow, President for a monthly retainer of $6,000. Effective June 16, 2014 Mark Fedikow was assigned interim CEO until December 2014. Effective September 1, 2015 Mark Fedikow was appointed a full-time employee position as President for an annual salary of $200,000

Dockside Capital Group Inc.	Management fees for services provided by 2 directors for a monthly retainer of $4,000.

VMS Ventures Inc.

Management fees for services provided by Rick Mark for a monthly retainer of $8,000, as amended April 1, 2013, CEO, effective June 15, 2014 Rick Mark resigned, Cheryl Messier for a monthly retainer of $5,750, effective November 30, 2015 Cheryl Messier resigned from VMS, effective January 1, 2014, CFO, Neil Richardson adjusted monthly retainer of $6,000, COO and shared administrative costs. Effective January 1, 2015 separate employee agreements were done for Neil and Cheryl separating both Companies. The North American Nickel Inc. agreements provided a monthly fee to Neil of $10,000 and a monthly fee to Cheryl of $5,750.

Jim Clucas	A stipend of $2,000 per month for an independent director.

667981 BC Ltd.	A stipend to John Roozendaal of $2,000 per month for an independent director.

John Sabine	A stipend of $3,000 per month for a director and executive chairman.

Keith Morrison	Appointed in December, 2014 CEO for a monthly retainer of $27,083.

Christopher Messina	A stipend of $2,000 per month for an independent director.

Included in trade payables and accrued liabilities as at December 31, 2015 is $24,026 (December 31, 2014- $216,877) owing to,VMS Ventures Inc. for shared administrative costs of $15,926 and directors $8,100

During the year ended December 31, 2015, the Company recorded $35,794 (2014 - $17,249) in rent and utilities expense to VMS Ventures Inc. a company that is a significant shareholder and related through a common director, which is included in general and administrative expense.

During the year ended December 31, 2015, the Company recorded $216,895 (2014 - $nil) in legal fees ($182,305) and share issuance costs ($34,590) charged by a legal firm in which the Company’s chairman is a consultant.

For the year ended December 31, 2015, the Company paid $546,962 (December 31, 2014 - $318,683) for management fees. Paid to Keith Morrison, CEO was $350,000, Mark Fedikow, President was $58,962 and paid to directors for stipends was $138,000.

Included in exploration and evaluation assets for the year ended December 31, 2015 is $94,039 (December 31, 2014 – $67,389) which was paid regarding geological fees for Neil Richardson, COO of $94,039.

Included in geological consulting fees for the year ended December 31, 2015 is $72,104 (December 31, 2014 – $51,960) which Mount Morgan Resources Ltd. was paid $48,000 regarding geological fees for Mark Fedikow, President, $24,104 was paid regarding geological fees for Neil Richardson, COO.

C. Interests of experts and counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2015 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN” on the TSX-V Venture Exchange. The table below sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTC in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months. Note this trading data does not take into effect the 2-old for 1-new reverse split effected on April 20, 2010.

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2015	0.28	0.08	0.23	0.06
2014	0.23	0.22	0.209	0.209
2013	0.25	0.25	0.226	0.22
2012	0.17	0.15	0.141	0.141
2011	0.12	0.12	0.09	0.09

2015
Fourth Quarter ended December 31, 2015	0.19	0.08	0.14	0.06
Third Quarter ended September 30, 2015	0.23	0.12	0.18	0.10
Second Quarter ended June 30, 2015	0.26	0.18	0.21	0.15
First Quarter ended March 31, 2015	0.28	0.2	0.23	0.17

2014
Fourth Quarter ended December 31, 2014	0.23	0.22	0.209	0.209
Third Quarter ended September 30, 2014	0.26	0.23	0.215	0.215
Second Quarter ended June 30, 2014	0.58	0.57	0.5487	0.5449
First Quarter ended March 31, 2014	0.36	0.32	0.3049	0.3032

Last Six Months
February 2016	0.09	0.07	0.07	0.06
January 2016	0.1	0.07	0.07	0.06
December 2015	0.12	0.09	0.08	0.06
November 2015	0.15	0.08	0.11	0.07
October 2015	0.19	0.14	0.14	0.10
September 2015	0.2	0.12	0.14	0.10

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2015 was C$0.10. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2015 was US$0.08.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 1,350,000 common shares were granted. The following table outlines the detail of each grant:

Number of Options	Exercise Price	Grant Date
(CDN $)

900,000	$ 0.275	February 3, 2015
450,000	$ 0.20	October 5, 2015

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 14,778,344 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
(CDN $)

14,778,344	$ 0.300	July 20, 2015

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not required

B. Memorandum and articles of association

1. The Company was incorporated as Rainbow Resources Ltd. September 20 1983 under certificate of incorporation no. 268952 in the Province of British Columbia Canada. The name was changed to Widescope Resources Ltd. May 1 1984, to Gemini Technology Inc. September 13 1985, to International Gemini Technology Inc. September 23 1993, and to Widescope Resources Inc., effective July 12, 2006. The name was subsequently changed to North American Nickel Inc., effective April 19, 2010. No objects and purposes are described.

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

The Company also granted each of Hunter and Spar or theirdesignates a 1.25% NSR, subject to rights of the Company to reduce both royalties to a 0.5% NSR upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the Maniitsoq Property.

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2015. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2015 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants ("DMCL") billed the Corporation $30,500 as of December 31, 2015 ($23,460 in the year ended December 31, 2014, $24,440 in the year ended December 31, 2013 $19,420 in the year ended December 31, 2012, $32,400 in the year ended December 31, 2011, $28,815 in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.

(b) Audit Related Fees

DMCL billed the $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004.

(c) Tax Fees

DMCL billed the Company $1,250 for the tax year 2015, $1,500 for the tax year 2014, $1,500 for the tax year 2013, $1,500 for the tax year 2012, $1,600 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006 and 2005.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2015 and 2014.

Statements of comprehensive loss for the years ended December 31, 2015 and 2014.

Statement of changes in shareholders’ equity for the years ended December 31, 2015, 2014 and 2013.

Statements of cash flows for the years ended December 31, 2015 and 2014.

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

19.1 Management Discussion & Analysis as of April 12, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 12, 2016

By:

/s/ Keith Morrison

Name: Keith Morrison

Title: CEO as duly authorized signatory

NORTH AMERICAN NICKEL INC.

 Financial Statements

For the Year Ended December 31, 2015

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.

We have audited the accompanying financial statements of North American Nickel Inc., which comprise the statements of financial position as at December 31, 2015 and 2014, and the statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast substantial doubt about North American Nickel Inc.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 12, 2016

NORTH AMERICAN NICKEL INC.
Statements of Financial Position
(Expressed in Canadian Dollars)

		December 31,	December 31,
	Notes	2015	2014

ASSETS

Current assets
Cash		$524,923	$326,117
Short-term investments	7	2,300,000	6,000,000
Receivables	8	65,367	56,427
Prepaid expenses and deposits		41,711	21,399
Total current assets		2,932,001	6,403,943

Non-current assets
Equipment	9	93,328	28,341
Exploration and evaluation assets	10	29,703,848	20,617,754
Total non-current assets		29,797,176	20,646,095

Total assets		$32,729,177	$27,050,038

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11, 13	$249,603	$297,344

SHAREHOLDERS' EQUITY

Share capital - preferred	12	590,931	590,931
Share capital - common	12	50,574,095	42,677,187
Share-based payments reserve	12	5,134,559	5,199,706
Deficit		(23,820,011)	(21,715,130)
Total shareholders' equity		32,479,574	26,752,694

Total liabilities and shareholders' equity		$32,729,177	$27,050,038

APPROVED BY THE DIRECTORS:
/s/ Keith Morrison	, Director
Keith Morrison

/s/ Edward D. Ford	, Director
Edward D. Ford

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2015	2014

Expenses
Amortization	9	$72,675	$9,335
Consulting	13	250,056	103,192
Filing fees		32,733	68,214
Investor relations		203,702	325,332
General and administrative	13	168,721	92,195
Management fees	13	546,962	318,683
Professional fees	3	197,790	59,394
Property investigation and Port development		163,571	3,333
Salaries and benefits	13	232,626	165,227
Share-based payments	12, 13	258,567	2,283,775
Travel and accommodation		156,692	78,554

Loss before other items		(2,284,096)	(3,507,233)

Other items:
Gain on conversion of preferred shares	8	-	-
Interest income		36,916	81,099
Foreign exchange loss		(141,788)	(314,872)

Net loss and comprehensive loss for the year		$(2,388,968)	$(3,741,007)

Loss per common share - basic and diluted		$(0.01)	$(0.02)

Weighted average number of common shares outstanding
- basic and diluted		188,384,506	157,986,561

The accompanying notes are an integral part of these financial statements

.NORTH AMERICAN NICKEL INC.
Statement of Changes In Shareholder's Equity
(Expressed in Canadian Dollars - unaudited)
For the years ended December 31, 2015 and 2014

	Notes	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Deficit	Total

Balance at December 31, 2013		140,576,584	$33,026,511	$604,724	$3,022,767	$(17,974,123)	$18,679,878
Net and comprehensive loss		-	-	-	-	(3,741,007)	(3,741,007)
Preferred shares converted	12	15,326	13,793	(13,793)	-	-	(1)
Share capital issued private placement	12	28,424,152	9,379,970	-	-	-	9,379,970
Shares issued for finder’s fee	12	50,000	16,500	-	-	-	16,500
Stock options issued	12	-	-	-	2,283,775	-	2,283,775
Stock options exercised	12	604,500	215,511	-	(106,836)	-	108,675
Warrants exercised	12	294,117	61,765	-	-	-	61,765
Share issue costs	12	-	(36,863)	-	-	-	(36,863)
Balance at December 31, 2014		169,964,679	42,677,187	590,931	5,199,706	(21,715,130)	26,752,694
Net and comprehensive loss		-	-	-	-	(2,388,970)	(2,388,970)
Share capital issued private placement	12	29,054,079	6,391,897	-	-	-	6,391,897
Forfeited/expired stock options	14	-	-	-	(284,087)	284,087	-
Stock options issued	12	-	-	-	258,567	-	258,567
Stock options exercised	12	1,149,000	172,350	-	(57,450)	-	114,900
Warrants exercised	12	7,461,748	1,566,967	-	-	-	1,566,967
Share issue costs	12, 13	-	(234,306)	-	17,824	-	(216,482)

Balance at December 31, 2015		207,629,506	50,574,095	$590,931	$5,134,560	$(23,820,013)	$32,479,573

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year Ended	Year Ended
	December 31,	December 31,
	2015	2014
OPERATING ACTIVITIES
Loss for the year	$(2,388,970)	$(3,741,007)
Items not affecting cash
Amortization	72,675	9,335
Share-based payments	258,567	2,283,775
Interest Income	(36,916)	(81,099)

Changes in non-cash working capital items:
Receivables	(37,348)	(6,433)
Prepaid expenses	(20,312)	(10,701)
Trade payables and accrued liabilities	(110,503)	241,271
Other:
Interest received	65,324	78,115
Cash used in operating activities	(2,197,483)	(1,226,744)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(9,023,331)	(8,256,105)
Short-term investments	3,700,000	-
Purchase of equipment	(137,662)	-
Cash used in investing activities	(5,460,993)	(8,256,105)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	6,391,897	108,675
Cash from financing activities	-	9,379,970
Costs of issue of shares	(216,482)	(20,363)
Proceeds from exercise of warrants	1,566,967	61,765
Proceeds from exercise of options	114,900	-
Cash provided by financing activities	7,857,282	9,530,047

Change in cash during the year	198,806	47,198

Cash at beginning of year	326,117	278,919

Cash at end of year	$524,923	$326,117

Supplemental cash flow information - (Note 14)

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

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

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The financial statements were approved by the board of directors on April 12, 2016.

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

Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

Impairment of assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

The Company has classified its trade payable as other financial liabilities.  Subsequent to initial recognition, trade payable are measured at amortized cost using the effective interest rate method.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%
Computer equipment	55%

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

4.

USE OF ESTIMATES AND JUDGEMENTS (cont’d)

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment.  Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations.  Management has determined that the Company does not have any significant restoration obligations as at December 31, 2015.

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

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive loss in the period the new information becomes available.

Income taxes

The Company recognizes deferred tax assets relating to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which they can be utilized.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015. The Company is not exposed to externally imposed capital requirements.

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

a)

Credit Risk

Credit risk is the risk of a loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash, short-term investments and receivables. Cash and short-term investments are held with one reputable Canadian chartered bank and are closely monitored by management.  Financial instruments included in receivables consist of interest earned on investments.  Management believes that the credit risk concentration with respect to financial instruments included in cash, short-term investments and receivables is minimal.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2015, the Company held cash of $524,923 (2014 - $326,117), and short-term investments of $2,300,000 (2014 - $6,000,000) and had current liabilities of $249,604 (2014 - $297,344).  All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

6.

FINANCIAL INSTRUMENT AND RISK MANAGEMENT (cont’d)

c)

Market Risk (cont’d)

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

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones and Euros at December 31, 2015 consist of accounts payable of $3,029 (2014 - $Nil).

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

7.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. At December 31, 2015, the instrument was yielding an annual interest rate of 0.90% - 1.05% (2014 – 1.20%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

8.

RECEIVABLES

	December 31,	December 31,
	2015	2014
Sales taxes receivable	$53,732	$16,383
Interest receivable	11,635	40,044
	$65,367	$56,427

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

9.

EQUIPMENT

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost:
At December 31, 2014	$46,674	$-	$5,360	$52,034
Additions	-	7,141	130,522	137,662

At December 31, 2015	$46,674	$7,141	$135,882	$189,696

Amortization:
At December 31, 2014	$18,333	$-	$5,360	$23,693
Charge for the period	9,335	3,592	59,749	72,676

At December 31, 2015	$27,668	$3,592	$65,109	$96,369

Net book value:
At December 31, 2015	$19,006	$3,549	$70,773	$93,327

	Exploration Equipment	Computer Software	Total
Cost:
At December 31, 2013	$46,674	$5,360	$52,034
Additions	-	-	-

At December 31, 2014	$46,674	$5,360	$52,034

Amortization:
At December 31, 2013	$8,998	$5,360	$14,358
Charge for the year	9,335	-	9,335

At December 31, 2014	$18,333	$5,360	$23,693

Net book value:
At December 31, 2014	$28,341	$-	$28,341

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

10.

EXPLORATION AND EVALUATION ASSETS

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Mineral Properties Acquisition

Balance, December 31, 2014	$238,000	$179,000	$11,497	$428,497

Acquisition costs - cash	20,000	19,000	-	39,000
Acquisition costs - Shares	-	-	-	-
Impairment	-	-	-	-
Balance, December 31, 2015	258,000	198,000	11,497	467,497

Expenditures (recoveries)
Balance, December 31, 2014	976,009	118,233	19,095,015	20,189,257

Administration	-	-	231,500	231,500
Assay and sampling (recovery)	-	-	187,774	187,774
Claim fees/ Assessment fees	458	686	1,135	2,279
Consulting services	26,976	8,200	1,328,844	1,364,020
Drilling expenses (recovery)	-	-	542,346	542,346
Equipment and supplies	335	20,531	201,430	222,296
Equipment rental	-	-	12,747	12,747
Environment, Health & Safety	-	-	4,300	4,300
Geophysics	-	-	1,229,367	1,229,367
Licenses and fees	-	-	9,180	9,180
Camp costs	-	-	1,945,505	1,945,505
Charter aircraft	-	-	2,712,656	2,712,656
Shipping and printing costs	-	-	110,061	110,061
Survey costs	-	-	33,659	33,659
Storage	-	-	8,422	8,422
Technical Studies	-	-	79,020	79,020
Telephone	-	-	682	682
Travel and accommodation	1,726	-	349,555	351,281
	29,495	29,417	8,988,182	9,047,094

Balance, December 31, 2015	1,005,504	147,650	28,083,197	29,236,351

Total, Balance December 31, 2015	$1,263,504	$345,650	$28,094,694	$29,703,848

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Mineral Properties Acquisition

Balance, December 31, 2013	$223,000	$164,000	$11,497	$398,497

Acquisition costs - cash	15,000	15,000	-	30,000
Acquisition costs - Shares	-	-	-	-
Impairment	-	-	-	-
Balance, December 31, 2014	238,000	179,000	11,497	428,497

Expenditures (recoveries)
Balance, December 31, 2013	975,049	95,906	10,872,163	11,943,118

Administration	-	-	131,650	131,650
Assay and sampling (recovery)	-	-	174,395	174,395
Automobile costs	-	-	150	150
Consulting services	960	-	835,982	836,942
Drilling expenses (recovery)	-	-	1,522,613	1,522,613
Equipment and supplies	-	22,327	400,006	422,333
Equipment rental	-	-	33,448	33,448
Camp costs	-	-	2,129,670	2,129,670
Charter aircraft	-	-	2,006,158	2,006,158
Shipping and printing costs	-	-	18,634	18,634
Survey costs	-	-	832,728	832,728
Telephone	-	-	2,315	2,315
Travel and accommodation	-	-	135,102	135,102

Impairments	-	-	-	-
	960	22,327	8,222,851	8,246,139

Balance, December 31, 2014	976,009	118,233	19,095,015	20,189,257

Total, Balance December 31, 2014	$1,214,009	$297,233	$19,106,512	$20,617,754

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, totaling $5,000 (paid) for the year ended December 31, 2015, which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2015, the Company paid acquisition costs totalling $15,000 (2014 - $15,000) and incurred exploration expenditures totalling $29,495 (2014 - $960) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property.  Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum, totaling $4,000 (paid) for the year ended December 31, 2015, which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2015, the Company paid acquisition costs totaling $15,000 (2014 - $15,000) and incurred $29,417 (2014 - $22,327) in exploration expenditures on the Halcyon Property.

Maniitsoq

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority which was effective on April 11, 2016.

On the current 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,110,746 on the Sulussugut License.

To December 31, 2015, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 62,822,024 (approximately CDN $11,981,920), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in year 2016.

Under the terms of the Sulussugut License, the Company is obligated to reduce the area of the license by at least 30%, which was accomplished by the Company reducing the area by 1,505 square kilometres by December 31, 2013.  This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760 (approximately CDN $4,807,000).

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

In 2014, the Company reduced the Sulussugut License from 3,366 square kilometres to 2,689 square kilometres with an exploration commitment of DKK 21,368,070 (approximately CDN $4,205,000).  The Company completed approved expenditures for 2014 of DKK 55,509,353 (approximately CDN $7,715,000).  With a credit from 2013 of DKK 28,680,741 (approximately CDN $5,406,000) and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024 (approximately CDN $11,981,920).

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015, is based on an annual approximation of DKK 21,668,160 (approximately CDN $4,121,284). The Company did not reduce the Sulussugut License area in 2015 and therefore the exploration commitment will be held to DKK 21,668,160 (approximately CDN $4,121,284).

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

To December 31, 2015, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 7,993,737 (approximately CDN $1,507,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License in years 2015 DKK 1,945,569 and 2016 DKK 2,523,309 and, should the Company be granted an extension on the exploration license, 2017 DKK 5,470,428.

On September 18, 2013, the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License was DKK 565,950 (approximately CDN $104,000). The license area was unchanged during 2014 and the exploration commitment was DKK 2,388,150 (approximately CDN $470,000).

In 2014, the Company had approved expenditures of DKK 5,470,428 which is made up of exploration expenditures of DKK 3,646,952 (approximately CDN $507,000) and a general supplement of DKK 1,823,476. The exploration obligation for 2014 was DKK 2,388,150 (approximately CDN $470,000).  The Company carried credits from 2012 of DKK 1,945,569 and 2013 of DKK 2,965,890 with a credit balance of DKK 7,993,737 (approximately CDN $1,507,000) at the end of 2014.

The required minimum exploration expenditures on the Ininngui License for years 4-5, ending December 31, 2016, have not yet been determined, but are based on an annual approximation of DKK 2,421,600 (approximately CDN $460,000).

For both licenses, future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years. To December 31, 2015, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

As of December 31, 2015, the Company has spent $26,115,831 on exploration costs for the Sulussugut License (2014 - $17,575,845) and the Company has spent $1,967,366 on exploration costs for the Ininngui License (2014 - $1,519,170).

The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

11.

TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2015	2014
Trade payables	$164,057	$60,218
Amounts due to related parties (Note 13)	24,026	216,877
Accrued liabilities (Note 13)	61,521	20,249
	$249,604	$297,344

12.

SHARE CAPITAL

a)

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b)

Common shares issued and outstanding

Year ended December 31, 2015:

The Company issued 1,149,000 common shares for stock options exercised at $0.10 per share for proceeds of $114,900. The Company reallocated $57,450 from share-based payments reserve to share capital upon exercise.

The Company issued 7,461,748 common shares for warrant exercises at $0.21 per share for proceeds of $1,566,967.

On July 20, 2015, the Company closed a private placement of 29,054,079 units at a price of $0.22 per unit for proceeds of $6,391,897. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.30 per share until July 20, 2017. Share issuance costs of $216,482 were incurred in connection with the private placement.  The Company also issued 251,370 broker’s warrants, exercisable at $0.30 per warrant until July 20, 2017. The Company allocated a fair value of $17,824 to the broker’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.42% and an expected volatility of 89.61%.

Year ended December 31, 2014:

The Company issued 300,000 common shares for stock options exercised at $0.15 per share for proceeds of $45,000. The Company reallocated $49,402 from share-based payments reserve to share capital upon exercise.

The Company issued 200,000 common shares for stock options exercised at $0.24 per share for proceeds of $48,000. The Company reallocated $39,887 from share-based payments reserve to share capital upon exercise.

On April 17, 2014, the Company issued 294,117 common shares for warrants exercised at $0.21 per share for proceeds of $61,765.

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

The Company issued 104,500 common shares for stock options exercised at $0.15 per share for proceeds of $15,675. The Company upon the stock option exercise reversed $17,547 in stock-based compensation amounts.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

12.

SHARE CAPITAL (cont’d)

c)

Preferred shares issued and outstanding

At December 31, 2015, there are 590,931 (2014 – 590,931) series 1 preferred shares outstanding.  In July 2014, 13,794 preferred shares were converted into 15,326 common shares and the par value of $13,794 was transferred to share capital.

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

d)

Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2015 is as follows:

	December 31, 2015		December 31, 2014
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	25,137,030	$ 0.47	25,431,147	$ 0.46
Issued	14,778,344	0.30	-	-
Cancelled/ Expired	(4,715,282)	0.21	-	-
Exercised	(7,461,748)	0.21	(294,117)	0.21

Outstanding, end of year	27,738,344	$ 0.49	25,137,030	$ 0.47

At December 31, 2015, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
3,460,000	August 30, 2016	$ 1.00	0.67
4,750,000	August 30, 2016	$ 0.50	0.67
4,750,000	August 30, 2016	$ 0.70	0.67
14,778,344	July 20, 2017	$ 0.30	1.55
27,738,344			0.47

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

12.

SHARE CAPITAL (cont’d)

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

The changes in stock options during the year ended December 31, 2015 are as follows:

	December 31, 2015		December 31, 2014
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

Outstanding, beginning of year	12,548,000	$ 0.31	8,087,500	$ 0.17
Granted	1,350,000	0.25	5,120,000	0.50
Cancelled/ Expired	(2,876,500)	0.11	(55,000)	0.62
Exercised	(1,149,000)	0.10	(604,500)	0.18
Outstanding, end of year	9,872,500	$ 0.37	12,548,000	$ 0.31

During the year ended December 31, 2015, the Company granted 1,350,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. Of the total, 200,000 options granted to a consultant vest 25% every 3 months and all other options vested immediately   The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The granting of these options resulted in a stock-based compensation expense of $231,603. The Company recorded a further $26,964 in stock-based compensation for previously issued stock options that vested during the year.

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

The fair value of stock options granted during the years ended December 31, 2015 and 2014 was calculated using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	December 31,	December 31,
	2015	2014
Expected dividend yield	0%	0%
Expected share price volatility	157.90% - 170.53%	168.57% - 170.23%
Risk-free interest rate	0.64% - 0.79%	1.54% - 1.67%
Expected life of options	5 years	5 years

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

12.

SHARE CAPITAL (cont’d)

e)

Stock options (cont’d)

Details of options outstanding and exercisable as at December 31, 2015 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
150,000	150,000	May 24, 2016	$ 0.20	0.40
150,000	150,000	June 29, 2016	$ 0.20	0.50
925,000	925,000	September 6, 2016	$ 0.25	0.68
1,615,000	1,615,000	August 13, 2017	$ 0.24	1.62
150,000	150,000	January 15, 2018	$ 0.15	2.04
200,000	200,000	April 22, 2018	$ 0.15	2.31
150,000	150,000	July 29, 2018	$ 0.20	2.58
200,000	200,000	September 30, 2018	$ 0.37	2.75
3,270,000	3,270,000	July 9, 2019	$ 0.62	3.52
62,500	62,500	July 9, 2019	$ 0.62	3.52
200,000	200,000	August 27, 2019	$ 0.32	3.66
100,000	100,000	September 26, 2019	$ 0.26	3.74
350,000	350,000	November 5, 2019	$ 0.21	3.85
1,000,000	1,000,000	December 19, 2019	$ 0.22	3.97
900,000	900,000	February 3, 2020	$ 0.275	4.10
450,000	250,000	October 5, 2020	$ 0.20	4.77
9,872,500	9,672,500			2.95

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

13.

RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities (Note 11):

	December 31,	December 31,
	2015	2014
Directors and officers of the Company	$8,100	$149,000
Companies controlled by directors of the Company	15,926	67,877
	$24,026	$216,877

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the year ended December 31, 2015, the Company recorded $35,794 (2014 - $17,249) in rent and utilities expense to VMS Ventures Inc. a company that is a significant shareholder and related through a common director, which is included in general and administrative expense.

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

13.

RELATED PARTY TRANSACTIONS (cont’d)

During the year ended December 31, 2015, the Company recorded $216,895 (2014 - $nil) in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $182,305 (2014 - $nil) in legal fees $34,590 (2014 - $nil) in share issuance costs.

During the year ended December 31, 2015, two significant shareholders acquired 25,448,503 common shares as part of the private placement for a total price of  $5,553,615 (2014 - 15,527,304 common shares as part of the private placement for a total price of $5,124,010) (Note 12).

Related party transactions - Key management personnel compensation:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014
Geological consulting fees - expensed	$72,104	$51,960
Geological consulting fees - capitalized	94,039	67,389
Management fees - expensed	546,962	174,683
Termination benefits included in management fees	-	144,000
Salaries - expensed	77,333	69,000
Stock-based compensation	35,794	1,681,356
	$826,232	$2,188,388

14.

NON-CASH TRANSACTIONS

During the year ended December 31, 2015, the Company transferred $284,087 from share capital to deficit for forfeited and expired stock options. The Company also recorded $86,276 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2014, the Company issued 50,000 common shares at $0.33 per share for a value of $16,500 for a finder’s fee on a private placement and recorded $23,513 in accrued exploration and evaluation expenditures.

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

ii)

COO fees: $10,000 per month, as amended effective January 1, 2015.

Effective July 2014, four independent directors collect a monthly stipend of $2,000 each and effective November 2014 the chairman of the board will collect a monthly stipend of $3,000.

Effective October 1, 2015, an independent director came on board and will collect a monthly stipend of $2,000.

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

For the year ended December 31, 2015

16.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 10).  The Company’s geographic segments are as follows:

	December 31, 2015	December 31, 2014
Equipment
Canada	$74,322	-
Greenland	19,006	$28,341
	$93,328	$28,341

Exploration and evaluation assets
Canada	$1,609,155	$1,511,242
Greenland	28,094,694	19,106,512
	$29,703,848	$20,617,754

17.

INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Net loss	$(2,388,970)	$(3,741,007)
Statutory tax rate	26.0%	26.0%
Expected income tax recovery at the statutory tax rate	$(621,132)	$(972,662)
Permanent differences and other	6,308	579,007
Effect of changes in tax rates	-	(32,358)
Change in valuation allowance	614,824	426,013
Net deferred Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2015	December 31, 2014
Exploration and evaluation assets	$10,604	$9,691
Loss carry-forwards	1,660,698	1,104,055
Share issuance costs	66,293	27,920
Cumulative eligible capital	32,372	32,372
Equipment	79,860	60,965
	1,849,827	1,235,003
Valuation allowance	(1,849,827)	(1,235,003)
Net deferred tax asset	$-	$-

NORTH AMERICAN NICKEL INC.

Notes to the Financial Statements

Expressed in Canadian Dollars

For the year ended December 31, 2015

17.

INCOME TAXES

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$ 695,500	$ -	$ -	$ -
2031	517,383	-	-	-
2032	645,332	-	-	-
2033	847,020	-	-	-
2034	1,484,420	-	-	-
2035	2,140,932	-	-	-
No expiry	-	56,712	29,744,634	254,972
	$ 6,330,587	$56,712	$29,744,634	$254,972

18.

SUBSEQUENT EVENT

On January 28, 2016 the Company granted 6,058,000 stock options to directors, officers, employees and consultants of the Company. The options are exercisable at $0.21 per share for a period of 5 years.