Form 20-F
period 2016-12-31
North American Nickel Inc.
filed 2017-04-24
CIK 795800

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

      . REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X . ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

1055 West Hastings Street, Vancouver, BC, Canada, V6E 2E9

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

368,581,886 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer.        .Yes   X .No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        .Yes   X .No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    X .Yes       .No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

      .Large accelerated filer o Accelerated filer  X .Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    X .Item 17       .Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.        .Yes   X .No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S. $__________.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2016, 2015 and 2014. The information presented below for the three year period ended December 31, 2016, 2015 and 2014 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2016, 2015, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(2,876,709)	(2,388,970)	(3,741,007)	(3,741,007)	(1,260,301)
Comprehensive loss	$(2,876,709)	(2,388,970)	(3,741,007)	(3,741,007)	(1,260,301)

Loss per share from operations	$(0.01)	(0.01)	(0.02)	(0.02)	(0.01)

Share capital	$62,905,934	51,165,026	43,268,118	43,268,118	33,631,235
Common shares issued	368,581,886	207,629,506	169,964,679	169,964,679	140,576,584
Weighted average shares outstanding	269,778,932	188,384,506	157,986,561	157,986,561	111,753,433

Total assets	$41,881,735	32,729,177	27,050,038	27,050,038	18,715,919

Net assets (liabilities)	$41,700,387	32,479,573	26,752,694	26,752,694	18,679,879

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$1.3253	1.2785	1.1046	1.1046	1.0299

Exchange rates (CAD$ to U.S.$) for most recent six months

	Period High	Period Low
October 2016	$0.7530	$0.7574
November 2016	$0.7418	$0.7459
December 2016	$0.7478	$0.7517
January 2017	$0.7552	$0.7604
February 2017	$0.7611	$0.7648
March 2017	$0.7517	$0.7400
Exchange rate (CAD$ to U.S.$) April 18, 2016	$0.7696	$0.7761

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

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010, the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. Concurrently, the directors of the Company appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011, the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011, the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deep water Seqi Port (the “Port”). A report was prepared summarizing environmental due diligence and preliminary assessment of reindeer by Golder Associates – INUPLAN in and around the Port and upon further review, the decided to not pursue the Seqi Port assignment.

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

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,110,746 on the Sulussugut License.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,696,900 (approximately CDN $1,634,669) between the years ended December 31, 2012 to 2016 by incurring $2,722,324 on the Ininngui License.

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

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease with the Michigan Department of Natural Resources for an area covering approximately 320 acres. Under the terms of the lease, an annual rental fee will be required at a rate of US $3.00 per acre per lease for years 1-5 and US $6.00 per acre per lease year for the years 6-10. A minimum royalty of US $10 per acre is due for the eleventh year of the lease and increases by $US 5 per acre through to the twentieth year. For the twentieth year of the lease and thereafter for the life of the lease, the minimum royalty is US $55 per acre per year.

On April 28, 2016 the Company issued to Sentient Executive GP IV Limited 952,380 common shares for a fee on the advance of the loan. The shares were booked at a fair value of $95,238.

On April 22, 2016, the Company entered into a term loan with Sentient Executive GP IV Limited (“Sentient”) and received an advance of $4,500,000. The loan is due on April 30, 2017 and has been made on an interest free basis. Sentient is to be paid 952,380 common shares, which is the equivalent value of 2.2% of the principal amount of the loan, as a fee for advancing the loan. The fee was booked at a fair value of $95,238. The loan is subject to early pre-payment in the event that, during the term of the loan, the Company completes a private placement of gross proceeds of $2,000,000 or more. On July 21, 2016, the Company closed its market offering of units of the Company for total gross proceeds of $6,950,168 and on September 12, 2016, the Company closed a non-brokered private placement for gross proceeds of $5,049,831.98 which being the maximum offering amount raised, Sentient was repaid the full loan of $4.5 million.

On July 21, 2016 the Company issued 92,668,908 units at a price of $0.075 per unit in a market offering for gross proceeds of $6,950,168. The Company reported $458,092 in issuance costs against the raised funds.

On July 21, 2016 the Company issued 1,203,695 warrants at a price of $0.075 per unit for an agent fee to Paradigm as per the Company’s amended and restated short form prospectus.

On September 12, 2016 the Company closed a non-brokered private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,049,932.

Organizational structure.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. Effective May 31, 2010, the Company completed an agreement with an arm’s length entity that resulted in it divesting of its interest in Outback Capital Inc. In June 2015 the Company incorporated North American Nickel (US) Inc. to hold a mineral lease in Michigan, which was granted in January 2016.

C. Property, plants and equipment.

The Company has a large land package in southwest Greenland, collectively known at the Maniitsoq property. In addition, the Company has two properties, Post Creek and Halcyon, in Sudbury nickel district of Ontario and a small property, Section 35, in the Mid-Continental Rift setting of Michigan. A figure showing the locations of all of the company’s properties is displayed below.

Maniitsoq
Greenland
Nuuk
Raglan District
24.7Mt @ 2.72% Ni, 0.70% Cu*
CIRCUM-SUPERIOR BELT
Post Creek and Halcyon
Thompson District
150Mt @ 2.32% Ni, 0.16% Cu*
Manitoba
Vancouver
Superior Province
Ontario
Section 35
Sudbury District
1648Mt @ 1.20% Ni, 1.08% Cu*
MID-CONTINENT RIFT
Toronto
New York
N
0
500
1,000
Kilometers
LEGEND
North American Nickel project(s)
Nickel belt
Superior Province of the Canadian Shield
Canadian Shield
Rest of Canada
Greenland
United States of America
* Information is from Naldrett (2004) and represents ore resources (including that already mined) and average metal concentrations in the ores

Maniitsoq (Greenland Mineral Exploration Licenses 2011/54 and 2012/28)

The Greenland properties currently being explored for nickel-copper-copper-PGM sulphides by North American Nickel are exploration properties without mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an artic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deepwater coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deepwater pier and a quantified watershed for hydropower are located peripheral to the project. A location map for the property is given below.

53°0'W
52°0'W
51°0'W
50°0'W
66°0'N
65°30'N
65°0'N
64°30'N
64°0'N
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Maniitsoq
Kangerlussuaq
NUUK
Narsarsuaq
500 km
Maniitsoq Ice Cap
Søndre Isortoq
Maniitsoq
NAN Field Camp Site
Napassoq
Davis Strait
Seqi Pier
Atangmik
Fiskefjord
Qeqqata Kommunia
Kommuneqarfik Sermersooq
Nuuk fjord
Qoornoq
Neriunaq
Kapisillit
Nuuk
0 5 10 15 20 25
Kilometers
Legend
License 2011/54
License 2012/28
Glacier
Municipal boundary
Town / city
Village
Field camp
Pier
Hydro watershed
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
LOCATION, ACCESSIBILITY, PHYSIOGRAPHY and PROPERTY
WGS84 UTM Z22N
26-Mar-2017

The Maniitsoq property consists of two exploration licences, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively. The property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered a number of surface and near surface nickel-copper sulphide occurrences and this work was instrumental in proving the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54(the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

Under the terms of the Sulussugut License the Company was obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end 2013

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2016, DKK 161,413,194 (approximately CDN $31,381,838) can be carried forward until 2019 DKK 41,153,864 and until 2020 DKK 120,259,330. There will be an annual licence fee on the Sulussugut License for year 6 and forward of approximately DKK 40,400. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License - 2011/54

Exploration commitment		2011	2012	2013	2014	2015	2016
Fixed amount		145,600	148,800	310,400	313,200	317,500	-
4841 km2 of DKK 1.460 per km2		7,067,860
4841 km2 of DKK 1.490 per km2			7,213,090
3336 km2 of DKK 7.760 per km2				25,887,360
2689 km2 of DKK 7.830 per km2					21,054,870	-	-
2689 km2 of DKK 7.940 per km2						21,350,660	-

Exploration Obligation		7,213,460	7,361,890	26,197,760	21,368,070	21,668,160	-

Total Credits Available
Approved exploration expenditures		8,489,457	23,615,611	37,348,783	55,509,353	59,149,846	61,109,484
Exploration obligation		(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)	(21,668,160)	-
Credit from previous year		-	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710

Total credit	DKK	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710	161,413,194

Average Annual Rate DKK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

Sulussugut License - 2011/54
Carry forward period:
a)	DKK 41,153,864	from 2014 until December 31, 2019
b)	DKK 59,149,846	from 2015 until December 31, 2020
c)	DKK 61,109,484	from 2016 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License.

In 2016, there was no exploration commitment.  The Company completed approved expenditures for 2016 of DKK 61,109,484 (approximately CDN $12,032,457).  With a credit from 2014 of DKK 41,153,864 (approximately CDN $8,099,080) and a credit from 2015 of DKK 59,149,846 (approximately CDN $11,250,301), a commitment of $nil left the Company with excess credits of DKK 161,413,194 (approximately CDN $31,381,838).

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The application for another 5 year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 3, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28

Exploration commitment		2012	2013	2014	2015	2016

Fixed amount		148,800	155,200	313,200	317,500	323,000
142 km2 of DKK 1.490 per km2		211,580
265 km2 of DKK 1.550 per km2			410,750
265 km2 of DKK 7.830 per km2				2,074,950
296 km2 of DKK 7.940 per km2					2,350,240
296 km2 of DKK 8.080 per km2						2,391,680

Exploration Obligation		360,380	565,950	2,388,150	2,667,740	2,714,680

Total Credits Available
Approved exploration expenditures		2,871,899	2,965,890	5,470,428	6,276,098	6,789,943
Exploration obligation		(360,380)	(565,950)	(2,388,150)	(2,667,740)	(2,714,680)
Credit from previous year		-	2,511,519	4,911,459	7,993,737	11,602,095

Total credit	DKK	2,511,519	4,911,459	7,993,737	11,602,095	15,677,358

Average Annual Rate DKK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969

Ininngui License - 2012/28
Carry forward period:
a)	DKK 2,611,317	from 2014 until December 31, 2018
b)	DKK 6,276,098	from 2015 until December 31, 2019
c)	DKK 6,789,943	from 2016 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,696,900 (approximately CDN $1,634,669) between the years ended December 31, 2012 to 2016 by incurring $2,722,022 on the Ininngui License.

In 2016 there was an exploration commitment of DKK 2,714,680 (approximately CDN $534,520).  The Company completed approved expenditures for 2016 of DKK 6,789,943 (approximately CDN $1,336,940).  With a credit from 2015 of DKK 11,602,095 (approximately CDN $2,241,870) and commitment of DKK 2,714,680 for 2016, it leaves the Company with excess credits of DKK 15,677,358 (approximately CDN $3,044,289).

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was based on an annual approximation of DKK 2,714,680 (approximately CDN $534,520). The Ininngui License area was not reduced in 2016.

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

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants were exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants were subject to an accelerated exercise provision in the event the Company relinquished its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. As of August 30, 2016 the warrants expired unexercised and the Company has reversed the fair value of $1,813,263 to deficit. The Company also granted to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of the Company to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

A NI 43-101 compliant Technical Report and updated 43-101 compliant Technical Report, both completed by J. F. Ravenelle and L. Weiershäuser, were completed in March 2016 and March 2017, respectively. Both reports were filed on SEDAR.

During the period 2011 to 2016, the Company has carried out extensive exploration drilling programs on the Maniitsoq property to search for Ni-Cu-Co-PGM sulphide deposits. Cumulative exploration expenditures totaled C$36.6 million as of December 31, 2016. This work has included 29,841 metres of drilling in 133 drill holes, 13,497 line-kilometres of helicopter-borne time domain electromagnetic (TEM) surveying, 176 line-kilometres of surface TEM surveying, borehole electromagnetic surveys, surface induced polarization (IP) and gravity surveys, acquisition of Worldview-3 satellite-borne spectral data across the entire property, mapping and ground follow-up of exploration targets including prospecting and sampling, mineralogical, petrological and structural studies and 3D modeling.

The Company’s exploration efforts have been focused on both following up nickel-copper sulphide occurrences (historic and discovered by the Company) and defining and testing new regional exploration targets. This work has been successful and resulted in the following:

•

identification of numerous new airborne EM anomalies;

•

discovery of new Ni-Cu-Co-PGM occurrences with significant drill intersections including P-004 and P-059 (both at Fossilik area), P-013, P-013 SE, P-032, P-053, P-059, and P-094;

•

sub-surface expansion of previously known mineralization at Imiak Hill, Mikissoq and Spotty Hill (collectively referred to as the “Imiak Hill Complex or IHC”), at Fossilik (P-058), Nunanguit (P-030) and Pingo (P-149);

•

delineation of discrete sulphide zones which remain open in one or more directions at five target areas including Mikissoq, Spotty Hill, P-013, P-053 and P-058

•

discovery of new norite-hosted sulphide gossans with anomalous nickel values;

•

identification of gradient IP chargeability anomalies in the IHC, Fossilik and P-030-032-094 areas which may be related to extensions of mineralized norite stratigraphy; and

•

increased understanding of the nature of the mineralization and related geophysical signatures as affected by secondary processes related to deformation and metamorphism.

Work completed in 2016 focussed on follow-up drilling at mineralized targets in order to identify selected sulphide zones for more detailed step-out drilling in 2017. This work resulted in the prioritization of the IHC and Fossilik areas where discrete sulphide zones have been defined by drilling and are open in one or more directions and where multiple exploration targets remain to be tested.

The figure and table below, respectively, show the location of mineralized targets on the property and a significant drill intersections.

Location of Significant Mineralized Targets

Ni-Cu OCCURRENCES
Mineralized Targets
Other Ni-Cu sulphide occurrence
P-149
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Søndre Isortoq
Fossilik
(P-004, 058 and 059)
P-013 & P-013SE
P-053
P-030
P-032 & P-094
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS
WGS84 UTM Z22N
24-Mar-2017

Summary of Drilling Assay Highlights

Target	Drillhole	Zone	From	To	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
Imiak Hill Complex
Imiak Hill	MQ-12-001		56.10	59.94	3.84	2.07	1.19	0.14	0.04	0.01
	MQ-12-002		55.90	70.08	14.18	7.14	1.33	0.38	0.04	0.01
	MQ-13-024		135.70	150.90	15.20	8.80	2.62	0.43	0.09	0.02
	Incl.		136.75	141.98	5.23	3.02	5.03	0.30	0.16	0.03
	MQ-13-026		156.70	175.32	18.62	12.35	4.31	0.62	0.14	0.02
	MQ-13-028		182.09	206.84	24.75	13.65	3.19	1.14	0.11	0.01
	MQ-14-037		220.51	231.54	11.03	6.65	3.07	0.53	0.08	0.02
	Incl.		220.51	223.76	3.25	1.96	6.48	0.29	0.17	0.02
	MQ-14-072		173.75	190.10	16.35	7.92	2.51	0.77	0.08	0.02
	Incl.		179.90	186.25	6.35	3.08	3.14	1.05	0.10	0.02
Spotty Hill	MQ-12-005		63.00	157.00	94.00	28.69	0.94	0.24	0.03	0.30
	Incl.		113.00	136.87	23.87	6.83	1.70	0.42	0.05	0.52
	MQ-14-009		79.00	96.50	17.50	6.43	0.27	0.06	0.01	0.08
	MQ-14-052		55.70	64.00	8.30	3.81	0.25	0.06	0.01	0.08
	MQ-14-058		167.32	202.05	34.73	18.73	0.53	0.17	0.02	0.18
	MQ-14-062		45.20	72.12	26.92	11.08	1.16	0.28	0.04	0.41
	Incl.		62.65	71.20	8.55	3.39	2.98	0.59	0.10	0.86
	MQ-14-065		50.00	111.29	61.29	20.54	0.66	0.17	0.02	0.25
	Incl.		79.50	90.10	10.60	3.38	1.69	0.34	0.05	0.50
	MQ-15-075		236.45	255.70	19.25	8.03	0.92	0.21	0.03	0.28
	Incl.		236.45	252.00	15.55	6.73	1.06	0.24	0.04	0.31
	MQ-16-121		382.25	387.00	4.75	2.84	1.59	0.30	0.04	0.66
Mikissoq	MQ-13-027	HW	33.84	58.82	24.98	20.02	0.71	0.31	0.02	0.06
		Central	66.99	70.09	3.10	2.48	0.53	0.18	0.02	0.02
		FW	88.25	96.00	7.75	6.21	0.76	0.28	0.02	0.07
	MQ-13-029	HW	45.00	71.22	26.22	18.02	0.48	0.22	0.02	0.04
		Central	82.01	103.51	21.50	14.90	0.68	0.48	0.02	0.05
		FW	103.51	113.50	9.99	6.96	4.65	0.33	0.12	0.14
	MQ-14-073	HW	57.75	77.58	19.83	12.65	0.76	0.26	0.02	0.04
		Central	88.50	101.40	12.90	8.27	0.83	0.24	0.02	0.05
		FW	112.54	117.34	4.80	3.10	2.10	0.27	0.05	0.04
	MQ-16-113	New	233.75	287.00	53.25	32.36	0.81	0.36	0.02	0.05
	Incl.		233.75	238.90	5.15	3.12	2.56	0.38	0.05	0.12
	And		256.00	261.00	5.00	3.04	1.10	0.57	0.03	0.10
	And		275.85	279.65	3.80	2.32	1.87	0.28	0.05	0.06
	MQ-16-117	New	268.70	342.75	74.05	37.59	1.08	0.54	0.03	0.11
	Incl.		285.70	291.00	5.30	2.67	2.10	0.44	0.04	0.08
	And		309.25	322.90	13.65	6.96	1.84	0.64	0.05	0.10
	And		329.85	335.40	5.55	2.84	1.26	0.45	0.03	0.39
	MQ-16-118	New	322.00	369.00	47.00	21.40	0.51	0.25	0.01	0.15
	Incl.		323.00	338.00	15.00	6.80	1.03	0.32	0.02	0.17
Fossilik Area
P-058	MQ-12-007		78.24	82.31	4.07	2.03	0.30	0.13	0.01	0.02
	MQ-14-054		70.60	76.18	5.58	3.01	1.72	0.26	0.04	0.08
	Incl.		70.60	71.22	0.62	0.33	6.18	0.56	0.16	0.08
	And		73.65	74.46	0.81	0.44	5.23	0.07	0.11	0.35
	MQ-14-059		22.26	24.00	1.74	0.44	2.54	2.75	0.07	0.09
	Incl.		23.55	24.00	0.45	0.11	4.19	7.73	0.12	0.10
	MQ-15-077		149.00	170.50	21.50	7.04	0.55	0.27	0.02	0.08
	MQ-16-105		323.55	333.75	10.20	4.43	3.41	0.28	0.10	0.13
	Incl.		324.20	328.30	4.10	1.78	4.85	0.29	0.14	0.13
	And		330.90	331.85	0.95	0.41	6.31	0.12	0.18	0.07
	MQ-16-111		392.09	395.15	3.06	1.04	3.93	0.25	0.10	0.09

Target	Drillhole	Zone	From	To	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
P-059	MQ-15-078		79.25	91.40	12.15	NC	1.16	1.00	0.03	0.27
P-004	MQ-13-018		40.24	72.43	32.19	NC	0.59	0.18	0.02	0.21
	Incl.		51.75	56.28	4.53	NC	1.06	0.23	0.04	0.33
	MQ-14-051		231.14	235.45	4.31	NC	0.94	0.17	0.03	0.99
P-013 Area
P-013	MQ-14-066		157.00	168.00	11.00	6.68	1.31	0.15	0.04	0.07
	Incl.		158.43	164.28	5.85	3.55	2.07	0.12	0.05	0.07
	MQ-14-068		126.70	142.55	15.85	12.06	0.87	0.27	0.03	0.09
	Incl.		130.85	134.25	3.40	2.59	2.07	0.34	0.06	0.15
	MQ-15-079		185.05	195.70	10.65	2.93	1.03	0.39	0.04	0.06
			200.75	206.00	5.25	1.43	1.15	0.18	0.03	0.07
	MQ-15-094		212.75	224.70	11.95	5.66	0.94	0.44	0.02	0.10
	Incl.		215.10	217.00	1.90	0.90	1.63	0.37	0.05	0.08
	And		220.20	224.70	4.50	2.13	1.23	0.22	0.03	0.08
P-013 SE	MQ-16-109		166.90	205.65	38.75	NC	1.19	0.43	0.03	0.23
	Incl.		166.90	180.25	13.35	NC	2.88	0.80	0.06	0.47
P-030-032-094 Area
P-030	MQ-14-070		40.75	60.85	20.10	NC	0.63	0.20	0.02	0.18
	Incl.		53.30	54.50	1.20	NC	1.86	0.52	0.06	0.49
P-032	MQ-15-090		71.90	85.70	13.80	NC	0.79	0.27	0.02	0.07
	Incl.		71.90	77.00	5.10	NC	1.06	0.37	0.03	0.09
	And		84.20	85.70	1.50	NC	2.47	0.69	0.08	0.23
	MQ-15-100		122.50	130.50	8.00	NC	0.58	0.14	0.02	0.06
	Incl.		125.90	126.90	1.00	NC	1.60	0.34	0.05	0.19
P-094	MQ-16-124		55.00	63.00	8.00	NC	0.54	0.16	0.02	0.07
P-053 Area
P-053	MQ-15-082	HW	93.00	116.70	23.70	16.12	1.98	0.62	0.09	0.19
	Incl.		93.00	104.50	11.50	7.84	1.12	0.91	0.05	0.12
	And		104.50	116.70	12.20	8.28	2.78	0.36	0.13	0.26
	MQ-15-084	HW	196.00	201.60	5.60	4.73	1.03	0.34	0.05	0.12
	Incl.		199.15	201.05	1.90	1.61	1.70	0.20	0.09	0.17
	MQ-16-106	HW	97.45	117.50	20.05	13.95	0.64	0.25	0.03	0.08
	Incl.		110.95	117.50	6.55	4.56	1.14	0.33	0.04	0.12
	And		111.65	113.60	1.95	1.36	2.12	0.42	0.08	0.18
	MQ-16-107	HW	192.70	196.15	3.45	2.30	1.10	0.19	0.04	0.11
	MQ-15-085	FW	229.50	230.85	1.35	1.10	0.98	0.45	0.05	0.14
	MQ-16-104	FW	294.45	295.70	1.25	0.83	2.42	0.09	0.09	0.12
	Incl.		295.20	295.70	0.50	0.33	4.39	0.05	0.15	0.19
P-149 (Pingo) Area
P-149	MQ-14-041		85.35	108.55	23.20	NC	0.36	0.17	0.01	0.15
			107.35	107.85	0.50	NC	3.31	0.61	0.05	0.27

Abbreviations:

Ni = nickel	Cu = copper	Co = cobalt	Pt = platinum	Pd = palladium)	Au = gold	g/t = grams/tonne	NC = not calculated

Sudbury nickel properties:

The Sudbury properties currently being explored by North American Nickel are exploration properties without mineral resources or reserves. All properties can be readily accessed by paved and/or all-weather gravel roads and have access to water and diesel-power for exploration purposes. Sudbury is considered a world class nickel district. Multiple Ni-Cu-PGM deposits and past and currently producing mines are associated with the Sudbury Igneous Complex. Global nickel resources have been estimated at 1648 million tonnes at a grade of 1.20% nickel. The Sudbury properties have unique geologic characteristics of the Sudbury Basin. Quart Diorite and Sudbury Breccia, two lithologies that commonly host Sudbury nickel-copper-PGM (platinum group metal) mineralization, have been identified on the Post Creek property. The Sudbury properties are strategically located near the Whistle Offset Dyke structure hosting the past-producing Podolsky Cu-Ni-PGM mine owned by KGHM Polska Miedź S.A. (KGHM). A location map for the properties is given below.

Post Creek: The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•

A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•

A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite (dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

An Option Agreement dated April 5, 2010 and amended on March 12, 2013, was struck between John and Marie Brady and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel now holds a 100% interest in the property having achieved certain Option Agreement requirements.

As per the Option Agreement Brady will retain a 2.5% NSR. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines. Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees. The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

Halcyon: The property is located 35 Km NNE of Sudbury in the Parkin and Alymer townships and consists of 53 unpatented mining claims covering an area of approximately 864 hectares. Halcyon is adjacent to the Post Creek property and is located approximately 2 kilometers north of the Whistle Offset Dyke structure and the past-producing Podolsky mine of KGHM. Previous operators on the property defined numerous conductive zones based on induced polarization (IP) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 kilometre north of the property.

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

An Option Agreement dated April 5, 2010 and amended on September 27, 2010 and March 12, 2013, was struck between John and Marie Brady and Widescope Resources Inc., now known as North American Nickel Inc. pursuant to a corporate name change dated April 19, 2010. North American Nickel now holds a100% interest in the property having achieved certain Option Agreement requirements.

As per the Option Agreement Brady will retain a 2.5% NSR. Work commitments on the claims are set out at $400.00 per unit (16 hectares) per year and are due to the Ontario Ministry of Development and Mines. Field work is completed and compiled, along with a statement of expenditures, and filed with the Ontario Ministry of Development and Mines by North American Nickel employees. The required work commitments are submitted to the Ontario Ministry of Development and Mines, on a form supplied by the Ministry. Expenditures, filed in excess of the annual work commitment, are banked and can be used towards future work requirements.

Section 35 Property –

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14,327 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

The Section 35 property is strategically located 6 kilometres northwest of the Lundin Mining Corporation’s Eagle Ni-Cu-PGM mine. The property was acquired due to its position over a portion of the North Sill which is an ultramafic intrusion interpreted to be of a similar age and geochemical signature to the intrusion hosting the Eagle Mine. The Company has not yet carried out any exploration on the property.

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

As a result of initiatives that were commenced on April 6, 2010, activities shifted from the Bissett area and precious metals, to base metals in and around Sudbury Ontario. As of August 15, 2011, activities also included work on an exploration program on the Sulussugut License in Greenland and as of March 4, 2012, activities also included work on an exploration program on the Ininngui License in Greenland. As of January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease with the Michigan Department of Natural Resources for an area covering approximately 320 acres on the Section 35 Property.

Business overview

With the April 2010 entry into base metal exploration the Company is effectively a new company with its first focus on its Sudbury and Greenland properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The center of the property occurs at UTM coordinates 510217m E, 5182584m N (NAD83 UTM Zone 17N. The property lies along the extension of the Whistle Offset dike structure, which is a major geological control for Ni-Cu-PGM mineralization. The Company also has rights to explore the Halcyon property in the Sudbury area. The Company also was granted an exploration licence (the “Sulussugut Licence”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greeland and in 2012 the Company applied for and received a mineral exploration licence covering approximately 142 square kilometers contiguous with its original licence (2011/54). The two Greenland licences give the Company the exclusive right to explore for any commodity except for radioactive minerals and hydrocarbons over a 4,983 km2 area on the southwest coast of Greenland centered at 65° 52 ‘ N latitude and 51° 52 ‘ W longitude. The area contains numerous historical nickel-copper sulphide occurrences associated with mafic-ultramafic intrusions.

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

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2016 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2016, the Company had accumulated losses totaling $23,972,138 and a working capital of $3,289,791. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

As at December 31, 2016 the Company had cash of $630,482, short-term investments of $2,700,000.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2016.

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

A. Directors and senior management.

Name, Municipality of Residence	Age	Principal Occupation and Position with the Corporation During the Past Five Years
Douglas E. Ford West Vancouver, B.C. Director	53	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Oakville, On Director, Chief Executive Officer	57

Director and CEO of Gedex Inc. 2008-2014, Director of Era Resources Inc. 2011-Present, Non-Executive Chairman of Security Devices International Inc. 2014-Present, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 – Present.

Mark Fedikow Winnipeg, MB President	64

President of Mount Morgan Resources Ltd. 2001 – present

Director and VP of Exploration Services for VMS Ventures Inc. 2008 – April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

James Clucas North Vancouver, BC Director	74	Director of Search Minerals Inc. from June 2009 – present; Director of INV Metals

Gilbert Clark Le Rouret, France Director	47

Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Director of North American Nickel May 2012 - Present, Private Mining & Mining Finance Consultant January 2017 – Present.

John Sabine Toronto, On Director, Chairman	71

Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Alex Dann Ontario, Canada Chief Financial Officer	51

CFO since March 1, 2017, North American Nickel Inc., CFO since January 1, 2014 of Era Resources Inc. Prior appointments: CFO of Avion Gold Corporation, CFO of AXMIN Inc., and consultant to various mining companies.

Christopher Messina New York, NY Director	45	Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2016, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $755,686 in management fees, paid or accrued a total of $102,788 in salaries. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2016, the Company paid $132,000 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has five committees in place, four of which have been recently implemented:

Audit Committee is made-up of Christopher Messina, James Clucas and Douglas Ford. The Audit Committee is an operating committee of the board of directors responsible for the oversight of financial reporting and disclosure. On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

Corporate Governance Committee is made up of James Clucas, Douglas Ford, Gilbert Clark, and Secretary Cheryl Messier. The Corporate Governance Committee is responsible for reviewing and specifying the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the company.

Compensation Committee is made up of Christopher Messina, James Clucas and Gilbert Clark. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

Compliance Committee is made up of Mark Fedikow and Christopher Messina. The purpose of the Compliance Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Compliance Committee meet on a regular basis to oversee the dissemination of all corporate material.

Technical Oversight Committee is made up of Mark Fedikow. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

D. Employees.

Effective at December 31, 2016 the Company had nine salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 6,058,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2016 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2016 there were 368,581,886 common shares issued and outstanding, 590,931 preferred shares outstanding, 12,823,000 exercisable options, 95,982,036 warrants which fully diluted is 477,977,853.

Name of Beneficial Owner	Amount of Shares		Percent
Principal Holders
Sentient Group GP IV	223,143,154		60.54%

Officers and Directors
Douglas Ford	557,600	(1)
Keith Morrison	533,333
Mark Fedikow	2,384,333	(2)
James Clucas	358,000
Cheryl Messier	162,500
Gilbert Clark	86,546
John Sabine	893,942
Christopher Messina	160,000
All Officers and Directors as a Group (8 persons)	5,136,254		1.39%

(1) Includes 422,000 shares held through B.W.N. Oil Technologies Inc., 135,600 shares held through Dockside Capital Group Inc.

(2) Includes 1,910,000 shares held through Lee River Resources Ltd.

The Company issued 160,000,000 units for two financings one done through a prospectus and the other through a private placement at $0.075 per share, for proceeds of $12,000,000. The Company issued 1,203,695 warrants in lieu of cash, for an agency fee with a fair value of $36,452. Share issuance costs of $596,506 were incurred in relation to the financings.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

	December 31,	December 31,
	2016	2015
Directors and officers of the Company	$2,000	$8,100
Companies controlled by directors of the Company	-	15,926
	$2,000	$24,026

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the year ended December 31, 2016, the Company recorded $15,885 (2015 - $35,794) in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which is included in general and administrative expense.

During the year ended December 31, 2016, the Company recorded $346,768 (2015 - $216,895) in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $91,825 (2015 - $182,305) in legal fees $254,943 (2015 - $34,590) in share issuance costs.

During the year ended December 31, 2016, two significant shareholders acquired 120,428,939 (2015 – 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 – Nil) at a fair value of $95,238 (2015 – $Nil) as a finance fee (Note 12) and 119,686,559 (2015 – 25,448,503) common shares as part of the private placements at a price of $8,960,742 (2015 - $5,124,010) (Note 13).

Related party transactions - Key management personnel compensation:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Geological consulting fees - expensed	$5,370	$72,104
Geological consulting fees - capitalized	44,010	94,039
Management fees - expensed	755,686	546,962
Property investigation - expensed	1,081	-
Salaries - expensed	102,788	77,333
Stock-based compensation	186,170	35,794
	$1,095,105	$826,232

a) Transactions with Sentient

On April 22, 2016, the Company issued a term note to Sentient Executive GP IV Limited and received an advance of $4.5 million. The loan is due on April 30, 2017 and was made on an interest free basis. Sentient was issued 952,380 common shares as a fee for advancing the loan at a fair value of $95,238. Under the terms of the loan, Sentient has the right at its option to require early pre-payment in the event that, during the term of the loan, the Company successfully completes an issuance of common shares to third parties for gross proceeds of not less than $2 million. In the event the maximum offering amount is raised, being $12 million, Sentient is required to be repaid the full loan of $4.5 million. Since the maximum offering amount of $12 million was raised Sentient was repaid the entire loan in September 2016.

On July 21, 2016, the Company closed an equity financing which Sentient Executive GP IV, Limited’s participation in the offering was for a total of 52,145,467 units at $0.075 per unit for $3,910,910.03 and on September 12, 2016 the Company closed a non-brokered private placement which Sentient Executive GP IV, Limited’s was issued 67,331,093 units at $0.075 per unit for $5,049,932 and now beneficially owns 223,143,155 common shares of the Company and 70,209,744 warrants.

C. Interests of experts and counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2016 that is not otherwise reported in this filing.

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

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2016	0.145	0.065	0.11	0.05
2015	0.28	0.08	0.23	0.06
2014	0.23	0.22	0.209	0.209
2013	0.25	0.25	0.226	0.22
2012	0.17	0.15	0.141	0.141

2016
Fourth Quarter ended December 31, 2016	0.145	0.075	0.11	0.06
Third Quarter ended September 30, 2016	0.095	0.07	0.07	0.06
Second Quarter ended June 30, 2016	0.11	0.065	0.08	0.05
First Quarter ended March 31, 2016	0.10	0.065	0.07	0.05

2015
Fourth Quarter ended December 31, 2015	0.19	0.08	0.14	0.06
Third Quarter ended September 30, 2015	0.23	0.12	0.18	0.10
Second Quarter ended June 30, 2015	0.26	0.18	0.21	0.15
First Quarter ended March 31, 2015	0.28	0.2	0.23	0.17

Last Six Months
February 2017	0.085	0.075	0.07	0.05
January 2017	0.095	0.075	0.07	0.06
December 2016	0.115	0.09	0.09	0.06
November 2016	0.145	0.09	0.11	0.06
October 2016	0.105	0.075	0.08	0.06
September 2016	0.085	0.08	0.07	0.06

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2016 was C$0.09. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2016 was US$0.06.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 6,058,000 common shares were granted. The following table outlines the detail of each grant:

Number of Options	Exercise Price	Grant Date
(CDN $)

6,058,000	$ 0.21	January 28, 2016

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 81,203,692 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

46,334,451	$0.12	July 21, 2016
1,203,695	$0.075	July 21, 2016
33,665,546	$0.12	September 12, 2016

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

9.

Not applicable.

10.

Not applicable.

C. Material contracts

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares. The Company has exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

On August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

On March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres. The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which is still pending approval.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants were exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants were subject to an accelerated exercise provision in the event the Company relinquished its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. As of August 30, 2016 the warrants expired unexercised and the Company has reversed the fair value of $1,813,263 to deficit. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease with the Michigan Department of Natural Resources for an area covering approximately 320 acres. Under the terms of the lease, an annual rental fee will be required at a rate of US $3.00 per acre per lease for years 1-5 and US $6.00 per acre per lease year for the years 6-10. A minimum royalty of US $10 per acre is due for the eleventh year of the lease and increases by $US 5 per acre through to the twentieth year. For the twentieth year of the lease and thereafter for the life of the lease, the minimum royalty is US $55 per acre per year.

The Company paid the first-year rental fee and the required bond of US $10,000. The Department of Natural Resources shall annually review the level of the performance bond and shall require the amount of the bond to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

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

F. Dividends and Paying Agents

Not required

G. Statement by Experts

Not required

H. Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours 1055 West Hastings, Vancouver BC V6E 2E9, Canada, Telephone 604-770-4334.

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

In June 2015 the Company incorporated North American Nickel (US) Inc. to hold a mineral lease in Michigan, which was granted in January 2016.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2016. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2016 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16.

A. Audit Committee Financial Expert

Mr. Messina serves on the Audit Committee as a financial expert. Mr. Messina has worked in the capital markets as an investment banker, asset manager and entrepreneur in financial technology for 22+ years. He has an MBA in finance and strategy from the Australian Graduate School of Management, and over the years has worked on data services involved in corporate governance ratings, derivatives and fixed income markets and has extensive knowledge of valuation norms and accepted pricing conventions for a range of assets from the most liquid to the most illiquid.

Mr Clucas also serves on the Audit Committee. He qualified as a CMA in the United Kingdom and emigrated to Canada in 1970 to work for INCO Ltd where he rose to CFO of its Canadian Operations .In 1984 he left INCO and became involved in various public Exploration and Mine Development Companies. In 2006 he co-founded International Nickel Ventures and raised $30 million and was and still listed on the Toronto Senior Exchange .In 2009 he became Chairman of Search Minerals and serves on the Audit Committee. He is familiar with all financial aspects of publicly listed companies including internal financial controls, corporate governance, compliance and financial reporting.

Mr. Douglas Ford. Mr. Ford has over thirty years’ experience as a venture capitalist and merchant banker. In his business background he has operated in senior operations roles and as a Chief Financial Officer of several publicly traded companies and private enterprises. In such roles, he has been responsible for all financial aspects of the entities including, internal financial controls, governance, compliance and financial reporting. He currently is CFO and Secretary of two companies listed on Canadian stock exchanges.”

B. Code of Ethics

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”) billed the Corporation $20,500 as of December 31, 2016 ($30,500 in the year ended December 31, 2015, $23,460 in the year ended December 31, 2014, $24,440 in the year ended December 31, 2013 $19,420 in the year ended December 31, 2012, $32,400 in the year ended December 31, 2011, $28,815 in the year ended December 31, 2010; $20,000 in 2009, $12,000 in 2008, $14,500 in 2007; $13,000 in 2006; $9,000 in 2005; and $6,200 in 2004.

(b) Audit Related Fees

DMCL billed the $2,000 - $3,000 for audit related services in the year ended December 31, 2010; $3,000 in 2009; $nil in 2008; $1,000 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004.

(c) Tax Fees

DMCL billed the Company $1,250 for the tax year 2016, $1,250 for the tax year 2015, $1,500 for the tax year 2014, $1,500 for the tax year 2013, $1,500 for the tax year 2012, $1,600 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006 and 2005.

(d) All Other Fees

DMCL bill the Corporation $14,500 for services in the year ended December 31, 2016, and nil in previous years.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2016 and 2015.

Statements of comprehensive loss for the years ended December 31, 2016 and 2015.

Statement of changes in shareholders’ equity for the years ended December 31, 2016, 2015 and 2014.

Statements of cash flows for the years ended December 31, 2016 and 2015.

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

19.1 Management Discussion & Analysis as of April 18, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 18, 2017

By:

/s/ Keith Morrison

Name: Keith Morrison

Title: CEO as duly authorized signatory

NORTH AMERICAN NICKEL INC.

Consolidated Financial Statements

For the Year Ended December 31, 2016

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.

We have audited the accompanying consolidated financial statements of North American Nickel Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast substantial doubt about North American Nickel Inc.’s ability to continue as a going concern.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 18, 2017

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Financial Position
(Expressed in Canadian Dollars)

		December 31,	December 31,
	Notes	2016	2015
ASSETS

Current assets
Cash		$630,482	$524,923
Short-term investments	7	2,700,000	2,300,000
Receivables	8	26,283	65,367
Prepaid expenses and deposits		114,374	41,711
Total current assets		3,471,139	2,932,001

Non-current assets
Property, plant and equipment	9	54,400	93,328
Exploration and evaluation assets	10	38,341,869	29,703,848
Reclamation deposit	10	14,327	-
Total non-current assets		38,410,596	29,797,176

Total assets		$41,881,735	$32,729,177

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11,14	$181,348	$249,604
Total current liabilities		181,348	249,604

SHAREHOLDERS’ EQUITY
Share capital - preferred	13	590,931	590,931
Share capital - common	13	62,315,003	50,574,095
Reserve	12,13	2,766,591	5,134,560
Deficit		(23,972,138)	(23,820,013)
Total shareholders’ equity		41,700,387	32,479,573

Total liabilities and equity		$41,881,735	$32,729,177

Nature of continuance of operations (Note 1)
Subsequent events (Note 19)

APPROVED BY THE DIRECTORS:

/s/ Keith Morrison, Director
Keith Morrison
/s/ Doug Ford, Director
Doug Ford

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2016	2015
Expenses
Amortization	9	$41,979	$72,675
Consulting	14	218,465	193,065
Filing fees		76,588	32,733
Investor relations		221,195	203,702
General and administrative	14	168,591	168,721
Management fees	14	755,686	603,953
Professional fees	14	127,780	197,790
Property investigation and port development	14	15,316	163,571
Salaries and benefits	14	290,458	232,626
Share-based payments	13, 14	308,464	258,567
Travel and accommodation		162,134	156,692

Loss before other items		(2,386,656)	(2,284,094)

Other items:
Finance fee	12	(95,238)	-
Interest income		27,674	36,916
Interest on capital contribution loan	12	(264,452)	-
Foreign exchange loss		(158,037)	(141,791)

Total comprehensive loss for the year		$(2,876,709)	$(2,388,970)

Loss per common share - basic and diluted		$(0.01)	$(0.01)

Weighted average number of common shares outstanding
- basic and diluted		269,778,932	188,384,506

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statement of Changes In Shareholder’s Equity
(Expressed in Canadian Dollars)
For the years ended December 31, 2016 and 2015
	Notes	Number of shares	Share capital	Preferred Stock	Reserve	Deficit	Total

Balance at December 31, 2014		169,964,679	$ 42,677,187	$ 590,931	$ 5,199,706	$ (21,715,130)	$ 26,752,694
Net and comprehensive loss		-	-	-	-	(2,388,970)	(2,388,970)
Share capital issued - private placement	13	29,054,079	6,391,897	-	-	-	6,391,897
Share-based payments	13	-	-	-	258,567	-	258,567
Forfeited/expired stock options	12	-	-		(284,087)	284,087	-
Stock options exercised	13	1,149,000	172,350	-	(57,450)	-	114,900
Warrants exercised	13	7,461,748	1,566,967	-	-	-	1,566,967
Share issue costs	13,14	-	(234,306)	-	17,824	-	(216,482)
Balance at December 31, 2015		207,629,506	50,574,095	590,931	5,134,561	(23,820,013)	32,479,573
Net and comprehensive loss		-	-	-	-	(2,876,709)	(2,876,709)
Share capital issued - private placement	13	160,000,000	12,000,000	-	-	-	12,000,000
Finance fee	12,13,14	952,380	95,238	-	-	-	95,238
Capital contribution on issuance of loan	12,13	-	-	-	264,452	-	264,452
Capital contribution reallocation on settlement of loan	12,13	-	264,452	-	(264,452)	-	-
Forfeited/expired stock options	13	-	-	-	(911,321)	911,321	-
Share-based payments	13	-	-	-	308,464	-	308,464
Share issue costs	13,14	-	(618,782)	-	48,151	-	(570,631)
Expired warrants	13	-	-	-	(1,813,263)	1,813,263	-
Balance at December 31, 2016		368,581,886	$ 62,315,003	$ 590,931	$ 2,766,591	$ (23,972,138)	$ 41,700,387

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
OPERATING ACTIVITIES
Loss for the year	$(2,876,709)	$(2,388,970)
Items not affecting cash
Amortization	41,979	72,675
Share-based payments	308,464	258,567
Finance fee	95,238	-
Interest expense on loan	264,452	-
Interest Income	(27,674)	(36,916)
	(2,194,250)	(2,094,644)

Changes in non-cash working capital items:
Receivables	36,361	(37,348)
Prepaid expenses and deposits	(72,663)	(20,312)
Trade payables and accrued liabilities	(15,758)	(110,503)
Other:
Interest received	30,397	65,324
Cash used in operating activities	(2,215,913)	(2,197,483)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(8,604,243)	(9,023,331)
Trade payables in the prior year for exploration and evaluation expenditures	(86,276)	-
Reclamation deposit	(14,327)	-
Short-term investments	(400,000)	3,700,000
Purchase of equipment	(3,051)	(137,662)
Cash used in investing activities	(9,107,897)	(5,460,993)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	12,000,000	6,391,897
Share issuance costs	(570,631)	(216,482)
Proceeds from exercise of warrants	-	1,566,967
Proceeds from exercise of options	-	114,900
Cash provided by financing activities	11,429,369	7,857,282

Increase in cash during the year	105,559	198,806

Cash at beginning of year	524,923	326,117

Cash at end of year	$630,482	$524,923

Supplemental cash flow information - (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

1.

NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at PO Box 63623 Capilano, North Vancouver, British Columbia, Canada, and V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and United States.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

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

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The consolidated financial statements were approved by the board of directors on April 18, 2017.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

Basis of preparation and functional currency

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The presentation and functional currency of the Company and its subsidiary is the Canadian dollar. All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise indicated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015.

Subsidiaries are controlled by the Company. Control exists when the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control is lost.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Intercompany transactions and balances between the Company and its subsidiary are eliminated in full on consolidation.

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

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

The Company has classified its trades payable as other financial liabilities.  Subsequent to initial recognition, trades payable are measured at amortized cost using the effective interest rate method.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

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

Share capital

The Company’s common shares, preferred shares and share warrants shares are classified as equity instruments.

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

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining an appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 13.

4.

USE OF ESTIMATES AND JUDGEMENTS (cont’d)

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment.  Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period.  Actual restoration provisions will ultimately depend on future market prices for future restoration obligations.  Management has determined that the Company does not have any significant restoration obligations as at December 31, 2016.

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

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of loss in the period the new information becomes available.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016. The Company is not exposed to externally imposed capital requirements.

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

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2016, the Company held cash of $630,482 (2015 - $524,923), and short-term investments of $2,700,000 (2015 - $2,300,000) and had current liabilities of $181,348 (2015 - $249,604).  All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $23,086 (2015 - $3,029).

6.

FINANCIAL INSTRUMENT AND RISK MANAGEMENT (con’d)

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

7.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. At December 31, 2016, the instrument was yielding an annual interest rate of 1.10% - 1.20% (2015 - 0.90% - 1.20%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates..

8.

RECEIVABLES

	December 31,	December 31,
	2016	2015
Sales taxes receivable	$17,038	$53,732
Interest receivable	8,911	11,635
Other receivable	334	-
	$26,283	$65,367

9.

EQUIPMENT

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost:
At December 31, 2015	$46,674	$7,141	$135,881	$189,696
Additions	-	3,051	-	3,051

At December 31, 2016	$46,674	$10,192	$135,881	$192,747

Amortization:
At December 31, 2015	$27,668	$3,592	$65,108	$96,368
Charge for the year	3,801	2,791	35,387	41,979

At December 31, 2016	$31,469	$6,383	$100,495	$138,347

Net book value:
At December 31, 2016	$15,205	$3,809	$35,386	$54,400

9.

EQUIPMENT (cont’d)

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost:
At December 31, 2014	$46,674	$-	$5,360	$52,034
Additions	-	7,141	130,521	137,662

At December 31, 2015	$46,674	$7,141	$135,881	$189,696

Amortization:
At December 31, 2014	$18,333	$-	$5,360	$23,693
Charge for the yes	9,335	3,592	59,748	72,675

At December 31, 2015	$27,668	$3,592	$65,108	$96,368

Net book value:
At December 31, 2015	$19,006	$3,549	$70,773	$93,328

10.

EXPLORATION AND EVALUATION ASSETS

	Canada		United States	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition

Balance, December 31, 2015	$258,000	$198,000	$-	$11,497	$467,497
Acquisition costs - cash	10,000	8,000	2,656	8,942	29,598
Balance, December 31, 2016	268,000	206,000	2,656	20,439	497,095

Exploration
Balance, December 31, 2015	1,005,504	147,650	-	28,083,197	29,236,351
Administration	-	-	-	131,808	131,808
Camp costs	-	-	-	2,160,232	2,160,232
Charter aircraft	-	-	-	2,472,235	2,472,235
Corporate social responsibility	-	-	-	62,736	62,736
Drilling expenses	573	-	-	1,799,029	1,799,602
Environment, health & safety	-	-	-	1,690	1,690
Geology	77,529	25,524	-	857,990	961,043
Geophysics	-	-	-	953,818	953,818
Remote sensing	-	-	-	67,903	67,903
Technical Studies (recovery)	1,188	132	-	(3,964)	(2,644)
	1,084,794	173,306	-	36,586,674	37,844,774

Total, Balance December 31, 2016	$1,352,794	$379,306	$2,656	$36,607,113	$38,341,869

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Acquisition

Balance, December 31, 2014	$238,000	$179,000	$11,497	$428,497
Acquisition costs - cash	20,000	19,000	-	39,000
Balance, December 31, 2015	258,000	198,000	11,497	467,497

Exploration
Balance, December 31, 2014	976,009	118,233	19,095,015	20,189,257
Administration	-	-	231,500	231,500
Assay and sampling	-	-	187,774	187,774
Camp costs	-	-	1,945,505	1,945,505
Charter aircraft	-	-	2,712,656	2,712,656
Claim fees and assessment fees	458	686	1,135	2,279
Consulting services	26,976	8,200	1,328,844	1,364,020
Drilling expenses	-	-	542,346	542,346
Equipment and supplies	335	20,531	201,430	222,296
Equipment rental	-	-	12,747	12,747
Environment, health & safety	-	-	4,300	4,300
Geophysics	-	-	1,229,367	1,229,367
Licenses and fees	-	-	9,180	9,180
Shipping and printing costs	-	-	110,061	110,061
Survey costs	-	-	33,659	33,659
Storage	-	-	8,422	8,422
Technical Studies	-	-	79,020	79,020
Telephone	-	-	681	681
Travel and accommodation	1,726	-	349,555	351,281
	1,005,504	147,650	28,083,197	29,236,351

Total, December 31, 2015	$1,263,504	$345,650	$28,094,694	$29,703,848

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

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, totalling $10,000 during the year ended December 31, 2016 (paid) (2015 - $5,000), the total of which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2016, the Company incurred exploration expenditures totalling $79,290 (2015 - $29,495) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property.  Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum, totalling $8,000 (paid) during the year ended December 31, 2016 (2015 - $4,000), the total of which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2016, the Company incurred $25,656 (2015 - $29,417) in exploration expenditures on the Halcyon Property.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second licence period (years 6-10), and the Company may apply for a further 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

10.

EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)

Sulussugut License

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

To December 31, 2015, under the terms of the preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately CDN $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License.  The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,303,710 can be carried forward until 2019. Under the terms of the second license period, the Company has no minimum required exploration for the year ended December 31, 2016. As of December 31, 2016, the Company has spent $33,873,399 on exploration costs for the Sulussugut License (2015 - $26,115,831).

The Company was obligated to pay a licence fee of $7,982 (DKK 40,400) during the year ended December 31, 2016. The license fee provides for renewal of the Sulussugut License until 2010.

Under the terms of the preliminary Sulussugut License the Company was obligated to reduce the area of the license by at least 30%, which was accomplished.

During the year ended December 31, 2016, the Company had approved exploration expenditures of DKK 61,109,484 (approximately CDN $12,032,457) which puts the total carried credits for the Sulussugut License at DKK 161,413,194 (approximately CDN $31,381,838).

Ininngui License

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677,358 (approximately CDN $3,044,289), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until years 2018 DKK 2,611,317, 2019 DKK 6,276,098 and 2020 DKK 6,789,943, and should the Company be granted an extension on the exploration license.  The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 is DKK 2,714,680 (approximately CDN $534,520). As of December 31, 2016, the Company has spent $2,721,257 on exploration costs for the Ininngui License (2015 - $1,967,366).

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2016, the Company has not used the procedure for the license.

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14,327 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

11.

TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2016	2015
Trade payables	$133,289	$164,057
Amounts due to related parties (Note 14)	2,000	24,026
Accrued liabilities	46,059	61,521
	$181,348	$249,604

12.

LOAN PAYABLE

On April 22, 2016, the Company issued a term note to Sentient Executive GP IV Limited (“Sentient”) and received a loan of $4,500,000 (the “Loan”). The Loan was due on April 30, 2017 and was made on an interest free basis. Sentient is a significant shareholder of the Company.

Following the guidance of IFRS 13 “Fair Value Measurements” and IAS 39 “Financial Instruments: Recognition and Measurement,” the Company discounted the Loan at an interest rate of 15% per annum, being the estimated market rate. Accordingly, upon issuance, the Company recorded an amount of $264,452 to reserves, which was to be amortized as interest expense over the term of the Loan.

Under the terms of the Loan, Sentient had the right, at its option, to require early pre-payment in the event that, during the term of the Loan, the Company successfully completed an issuance of common shares to third parties for gross proceeds of not less than $2,000,000. In the event the maximum offering amount is raised, being $12 million, Sentient was required to be repaid the full loan of $4,500,000. During the year ended December 31, 2016, the Company closed private placements (Note 13), which triggered full repayment of the Loan. The Company repaid the Loan and, accordingly, the full amount of $264,452 was reallocated to share capital on settlement and recorded on the statement of comprehensive loss as interest expense.

The Company also issued Sentient 952,380 common shares, at a fair value of $95,238, as a finance fee for advancing the Loan.

13.

SHARE CAPITAL

a)

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b)

Common shares issued and outstanding

Year ended December 31, 2016:

On April 28, 2016 the Company issued 952,380 common shares at a fair value of $95,238, as a finance fee (Note 12).

On July 21, 2016, the Company closed a private placement of 92,668,907 units at a price of $0.075 per unit for gross proceeds of $6,950,168. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until July 21, 2018. Share issuance costs of $570,631 were incurred in connection with the private placement. The Company also issued 1,203,695 agent’s warrants, exercisable at $0.075 per warrant until July 21, 2018. The Company allocated a fair value of $48,151 to the agent’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.57% and an expected volatility of 91.06%.  The Company also granted the agent an overallotment option, which expired unexercised.

On September 12, 2016, the Company closed a private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,049,832. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until September 12, 2018.

13.

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

c)

Preferred shares issued and outstanding

At December 31, 2016, there are 590,931 (2015 – 590,931) series 1 preferred shares outstanding.

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

d)

Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2016 is as follows:

	December 31, 2016		December 31, 2015
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	27,738,344	$ 0.49	25,137,030	$ 0.47
Issued	81,203,692	0.12	14,778,344	0.12
Cancelled/ Expired	(12,960,000)	0.71	(4,715,282)	0.21
Exercised	-	-	(7,461,748)	0.21

Outstanding, end of year	95,982,036	$ 0.15	27,738,344	$ 0.49

13.

SHARE CAPITAL (cont’d)

d)

Warrants (cont’d)

At December 31, 2016, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date		Exercise Price	Weighted Average remaining contractual life (in years)
14,778,344	July 20, 2017		$ 0.30	0.55
46,334,451	July 21, 2018	*	$ 0.12	1.55
1,203,695	July 21, 2018		$ 0.075	1.55
33,665,546	September 12, 2018	*	$ 0.12	1.70
95,982,036				1.45

* The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2016, the Company’s common shares have not met the criterion for acceleration.

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

The changes in stock options during the year ended December 31, 2016 are as follows:

	December 31, 2016		December 31, 2015
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

Outstanding, beginning of year	9,872,500	$ 0.37	12,548,000	$ 0.31
Granted	6,058,000	0.21	1,350,000	0.25
Cancelled/ Expired	(3,107,500)	0.34	(2,876,500)	0.11
Exercised	-	-	(1,149,000)	0.10
Outstanding, end of year	12,823,000	$ 0.30	9,872,500	$ 0.37

During the year ended December 31, 2016, the Company granted 6,058,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options were fully vested during the year. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The granting of these options resulted in a stock-based compensation expense of $283,158. The Company recorded a further $25,306 in stock-based compensation for previously issued stock options that vested during the year.

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

13.

SHARE CAPITAL (cont’d)

e)

Stock options (cont’d)

The fair value of stock options granted and vested during the year ended December 31, 2016 was calculated using the Black-Scholes options pricing model with the following weighted-average assumptions:

	December 31,	December 31,
	2016	2015
Expected dividend yield	0%	0%
Expected share price volatility	110.6%-113.17%	157.90% - 170.53%
Risk-free interest rate	0.68% - 0.79%	0.64% - 0.79%
Expected life of options	5 years	5 years

Details of options outstanding as at December 31, 2016 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
1,240,000	1,240,000	August 13, 2017	$ 0.24	0.06
150,000	150,000	January 15, 2018	$ 0.15	0.01
200,000	200,000	April 22, 2018	$ 0.15	0.02
150,000	150,000	July 29, 2018	$ 0.20	0.02
200,000	200,000	September 30, 2018	$ 0.37	0.03
2,440,000	2,440,000	July 9, 2019	$ 0.62	0.48
200,000	200,000	August 27, 2019	$ 0.32	0.04
100,000	100,000	September 26, 2019	$ 0.26	0.02
350,000	350,000	November 5, 2019	$ 0.21	0.08
1,000,000	1,000,000	December 19, 2019	$ 0.22	0.23
900,000	900,000	February 3, 2020	$ 0.275	0.22
450,000	450,000	October 5, 2020	$ 0.20	0.13
5,443,000	5,443,000	January 28, 2021	$ 0.21	1.73
12,823,000	12,823,000			3.07

f)

Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2016, 1,275,000 stock options (2015 – Nil) and 12,960,000 warrants (2015 – Nil) expired unexercised. Accordingly, the Company transferred $2,724,584 (2015 - $Nil) from the reserve to deficit.

The Company initially recorded an amount of $264,452 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement (Note 12)..

14.

RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities (Note 11):

	December 31,	December 31,
	2016	2015
Directors and officers of the Company	$2,000	$8,100
Companies controlled by directors of the Company	-	15,926
	$2,000	$24,026

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the year ended December 31, 2016, the Company recorded $15,885 (2015 - $35,794) in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which is included in general and administrative expense.

During the year ended December 31, 2016, the Company recorded $346,768 (2015 - $216,895) in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $91,825 (2015 - $182,305) in legal fees and $254,943 (2015 - $34,590) in share issuance costs.

During the year ended December 31, 2016, one significant shareholder acquired 120,428,939 (2015 – 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 – Nil) at a fair value of $95,238 (2015 – $Nil) as a finance fee (Note 12) and 119,476,559 (2015 – 25,448,503) common shares as part of the private placements at a price of $8,960,742 (2015 - $5,124,010) (Note 13).

At December 31, 2016, Sentient holds more than 50% of the Company’s issued and outstanding common shares.

Related party transactions - Key management personnel compensation:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Geological consulting fees - expensed	$5,370	$72,104
Geological consulting fees - capitalized	44,010	94,039
Management fees - expensed	755,686	546,962
Property investigation - expensed	1,081	-
Salaries - expensed	102,788	77,333
Stock-based compensation	186,170	35,794
	$1,095,105	$826,232

15.

SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2016, the Company:

i)

recorded $264,452 to reserves, which was subsequently reallocated to share capital and amortized as interest expense over the term of the Loan (Note 12);

ii)

transferred $2,724,584 from reserve to deficit (Note 13);

iii)

recorded $48,151 in fair value of agent’s warrants to share issuance costs (Note 13); and

iv)

recorded $33,778 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2015, the Company:

i)

transferred $284,087 from reserve to deficit (Note 13); and

ii)

recorded $86,276 in accrued exploration and evaluation expenditures.

16.

COMMITMENTS

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)

Management fees: $27,083 per month effective December 2014.

ii)

COO fees: $10,000 per month effective January 2015 to May 2015.

iii)

Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board.

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

17.

SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 10).  The Company’s geographic segments are as follows:

		December 31, 2016	December 31, 2015
Equipment	$
Canada		39,196	$74,322
Greenland		15,204	19,006
		$54,400	$93,328

Exploration and evaluation assets
Canada		$1,732,100	$1,609,154
Greenland		36,607,113	28,094,694
United States		2,656	-
		$38,341,869	$29,703,848

18.

INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	$(2,876,709)	$(2,388,970)
Statutory tax rate	26.0%	26.0%
Expected income tax recovery at the statutory tax rate	$(747,944)	$(621,132)
Permanent differences and other	(79,769)	6,308
Change in valuation allowance	827,713	614,824
Net deferred Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2016	December 31, 2015
Exploration and evaluation assets	$13,673	$10,604
Loss carry-forwards	2,365,726	1,660,698
Share issuance costs	174,995	66,293
Cumulative eligible capital	32,372	32,372
Equipment	90,775	79,861
	2,677,541	1,849,828
Valuation allowance	(2,677,541)	(1,849,828)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$695,500	$-	$-	$-
2031	517,383	-	-	-
2032	645,332	-	-	-
2033	847,020	-	-	-
2034	1,484,420	-	-	-
2035	2,140,932	-	-	-
2036	2,711,646	-	-	-
No expiry	-	56,712	38,408,785	673,059
	$9,042,233	$56,712	$38,408,785	$673,059

19.

SUBSEQUENT EVENTS

Subsequent to December 31, 2016:

a)

the Company granted 8,137,500 incentive stock options to certain directors, officers, employees and consultants of the Company at a price of $0.12 per common share for a period of 5 years;

b)

the Company entered into a Drilling Contract (the “Contract”), on March 25, 2017, for services set to commence on or after June 1, 2017. A break fee of $200,000 is payable by the Company, if the Company elects to terminate the Contract prior to June 1, 2017; and

c)

the Company filed a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company for gross proceeds of up to $15,000,000. The offering will be priced in the context of the market with the specifics of the offering to be determined at the time of pricing.