Form 20-F/A
period 2016-12-31
North American Nickel Inc.
filed 2017-10-05
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.

☐ Yes   ☒ No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S. $          .”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2016, 2015 and 2014. The information presented below for the three year period ended December 31, 2016, 2015 and 2014 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2016, 2015, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	Years Ended December 31
	2016	2015	2014	2013	2012
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(2,876,709)	(2,388,970)	(3,741,007)	(3,741,007)	(1,260,301)
Comprehensive loss	$(2,876,709)	(2,388,970)	(3,741,007)	(3,741,007)	(1,260,301)

Loss per share from operations	$(0.01)	(0.01)	(0.02)	(0.02)	(0.01)

Share capital	$62,905,934	51,165,026	43,268,118	43,268,118	33,631,235
Common shares issued	368,581,886	207,629,506	169,964,679	169,964,679	140,576,584
Weighted average shares outstanding	269,778,932	188,384,506	157,986,561	157,986,561	111,753,433

Total assets	$41,881,735	32,729,177	27,050,038	27,050,038	18,715,919

Net assets (liabilities)	$41,700,387	32,479,573	26,752,694	26,752,694	18,679,879

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$1.3253	1.2785	1.1046	1.1046	1.0299

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
October 2016	$0.7530	0.7574
November 2016	$0.7418	0.7459
December 2016	$0.7478	0.7517
January 2017	$0.7552	0.7604
February 2017	$0.7611	0.7648
March 2017	$0.7517	0.7400
Exchange rate (CAD$ to U.S.$) April 18, 2016	$0.7449	0.7533

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

On January 19, 2015, the Company signed an exclusivity agreement with Minelco AS (“Minelco”) to acquire the deep water Seqi Port (the “Port”). A report was prepared summarizing environmental due diligence and preliminary assessment of reindeer by Golder Associates — INUPLAN in and around the Port and upon further review, the decided to not pursue the Seqi Port assignment.

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

Under the terms of the Sulussugut License the Company was obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end 2013

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2016, DKK 161,413,194 (approximately CDN $31,785,648) can be carried forward until 2019 DKK 41,153,864 and until 2020 DKK 120,259,330. There will be an annual licence fee on the Sulussugut License for year 6 and forward of approximately DKK 40,700. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License - 2011/54

Exploration commitment		2011	2012	2013	2014	2015	2016
Fixed amount		145,600	148,800	310,400	313,200	317,500	21,668,160
4841 km2 of DKK 1.460 per km2		7,067,860
4841 km2 of DKK 1.490 per km2			7,213,090
3336 km2 of DKK 7.760 per km2				25,887,360
2689 km2 of DKK 7.830 per km2					21,054,870	—	—
2689 km2 of DKK 7.940 per km2						21,350,660	—

Exploration Obligation		7,213,460	7,361,890	26,197,760	21,368,070	21,668,160	21,668,160

Total Credits Available
Approved exploration expenditures		8,489,457	23,615,611	37,348,783	55,509,353	59,149,846	61,109,484
Exploration obligation		(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)	(21,668,160)	—
Credit from previous year		—	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710

Total credit	DKK	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710	161,413,194

Average Annual Rate DKK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

Sulussugut License - 2011/54

Exploration commitment		2011	2012	2013	2014	2015	2016
Fixed amount		145,600	148,800	310,400	313,200	317,500	21,668,160
4841 km2 of DKK 1.460 per km2		7,067,860
4841 km2 of DKK 1.490 per km2			7,213,090
3336 km2 of DKK 7.760 per km2				25,887,360
2689 km2 of DKK 7.830 per km2					21,054,870	—	—
2689 km2 of DKK 7.940 per km2						21,350,660	—

Exploration Obligation		7,213,460	7,361,890	26,197,760	21,368,070	21,668,160	21,668,160

Total Credits Available
Approved exploration expenditures		8,489,457	23,615,611	37,348,783	55,509,353	59,149,846	61,109,484
Exploration obligation		(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)	(21,668,160)	—
Credit from previous year		—	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710

Total credit	DKK	1,275,997	17,529,718	28,680,741	62,822,024	100,303,710	161,413,194

Average Annual Rate DKK to CAD		0.1847	0.1726	0.1834	0.1968	0.1901	0.1969

Carry forward period:

a)	DKK 41,153,864	from 2014 until December 31, 2019

b)	DKK 59,149,846	from 2015 until December 31, 2020

c)	DKK 61,109,484	from 2016 until December 31, 2020

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

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28

Exploration commitment		2012	2013	2014	2015	2016
Fixed amount		148,800	155,200	313,200	317,500	323,000
142 km2 of DKK 1.490 per km2		211,580
265 km2 of DKK 1.550 per km2			410,750
265 km2 of DKK 7.830 per km2				2,074,950
296 km2 of DKK 7.940 per km2					2,350,240
296 km2 of DKK 8.080 per km2						2,391,680

Exploration Obligation		360,380	565,950	2,388,150	2,667,740	2,714,680

Total Credits Available
Approved exploration expenditures		2,871,899	2,965,890	5,470,428	6,276,098	6,789,943
Exploration obligation		(360,380)	(565,950)	(2,388,150)	(2,667,740)	(2,714,680)
Credit from previous year		—	2,511,519	4,911,459	7,993,737	11,602,095

Total credit	DKK	2,511,519	4,911,459	7,993,737	11,602,095	15,677,358

Average Annual Rate DKK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969

Carry forward period:

a)	DKK 2,611,317	from 2014 until December 31, 2018

b)	DKK 6,276,098	from 2015 until December 31, 2019

c)	DKK 6,789,943	from 2016 until December 31, 2020

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
Søndre Isortoq
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
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

Post Creek: The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past—producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

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

Section 35 Property —

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

Year Ended December 31, 2016, December 31, 2015 and December 31, 2014

For the year ended December 31, 2016, the Company incurred a net loss of $2,876,709 compared to a net loss of $2,388,970 and $3,741,007 for the years ending December 31, 2015 and December 31, 2014 respectively.  The net loss increased by a net of $487,739 in 2016 compared to 2015 and the net loss in 2015 decreased by $1,352,037 compared to 2014.

The increase in the loss in 2016 results mainly from other finance loan related charges of $359,690, which were not incurred in 2015.  Other administrative and corporates costs of $2,386,656 in 2016 increased by a net of $102,562 compared to 2015 costs of $2,284,094.  During 2016, the Company continued consolidating its business functionality resulting in changes to the increased number of corporate directors, changing staff from part-time to full-time, which contributed to higher salaries and benefits, management fees, travel costs and other corporate costs.

The decreased loss in 2015 by a net of 1,352,037 was mainly driven by the lower share-based payments expense of $258,567 compared to $2,283,775 in 2014 resulting in a $2,025,208 decrease.  The decrease was due to the lower number of options granted in 2015 of 1,350,000 compared to 5,120,000 options granted in 2014.  The decreased loss was offset by higher general, administrative and corporate costs by a net of $673,171 resulting from the changes made to the overall management structure and human resources function.  Management fees, salaries and benefits, travel and consulting fees were the key expenditures that contributed to the increase.  In addition, property investigation costs were higher by $160,238 in 2015 compared to a minimal amount of $3,333 in 2014.

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

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

During the year ended December 31, 2016, the Company raised in aggregate net proceeds of $11,429,369 from the issuance of common shares, exercise of warrants and stock options. The net proceeds raised during the year 2015 were $7,857,282 and $9,530,047 during 2014.

Working Capital

As at December 31, 2016, the Company had working capital of $3,289,791 calculated as total current assets less total current liabilities.  .  Working capital for the years ended December 31, 2015 and December 31, 2014 was $2,682,397 and $6,106,599, respectively. The changes in working capital are mainly impacted by the cash inflow from the financing activities offset by the usage of cash spent in investing activities, mainly to fund exploration expenditures and general corporate expenses.

Going Concern

As at December 31, 2016 the Company had accumulated losses totaling $23,972,138.  The accumulated losses for the years ended December 31, 2015 and December 31, 2014 were $23,820,013 and $21,715,130 respectively. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

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

As at December 31, 2016 the Company had cash and cash equivalents in aggregate $3,330,482 comprised of $630,482 cash and short-term investments of $2,700,000.  As at December 31, 2015 and December 31, 2014, The Company had cash and cash equivalents of $2,824,923 and $6,326,117 respectively.

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

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the group commits to purchase the asset.

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

Director and CEO of Gedex Inc. 2008-2014, Director of Era Resources Inc. 2011-Present, Non-Executive Chairman of Security Devices International Inc. 2014-Present, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — Present.

Mark Fedikow Winnipeg, MB President	64

President of Mount Morgan Resources Ltd. 2001 — present
Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

James Clucas North Vancouver, BC Director	74	Director of Search Minerals Inc. from June 2009 — present; Director of INV Metals

Gilbert Clark Le Rouret, France Director	47

Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Director of North American Nickel May 2012 - Present, Private Mining & Mining Finance Consultant January 2017 — Present.

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

Compensation Committee is made up of Christopher Messina, James Clucas and Gilbert Clark.. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

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

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

	December 31,	December 31,
	2016	2015
Directors and officers of the Company	$2,000	$8,100
Companies controlled by directors of the Company	—	15,926
	$2,000	$24,026

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions —

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

During the year ended December 31, 2016, two significant shareholders acquired 120,428,939 (2015 — 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 — Nil) at a fair value of $95,238 (2015 — $Nil) as a finance fee (Note 12) and 119,686,559 (2015 — 25,448,503) common shares as part of the private placements at a price of $8,960,742 (2015 - $5,124,010) (Note 13).

Related party transactions - Key management personnel compensation:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Geological consulting fees - expensed	$5,370	$72,104
Geological consulting fees - capitalized	44,010	94,039
Management fees - expensed	755,686	546,962
Property investigation - expensed	1,081	—
Salaries - expensed	102,788	77,333
Stock-based compensation	186,170	35,794
	$1,095,105	$826,232

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

Number of Options	Exercise Price	Grant Date
	(CDN $)
6,058,000	$0.21	January 28, 2016

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

Mr Clucas also serves on the Audit Committee. He  qualified as a CMA in the United Kingdom and emigrated to Canada in 1970 to work for INCO Ltd where he rose to CFO of its Canadian Operations .In  1984 he left INCO and became involved in various public Exploration and Mine Development Companies. In 2006 he co-founded International Nickel Ventures and raised $30 million and was and still listed on the Toronto Senior Exchange .In 2009 he became Chairman of Search Minerals and serves on the Audit Committee . He is familiar with all financial aspects of publicly listed companies including internal financial controls, corporate governance ,compliance and financial reporting.

Mr. Douglas Ford.  Mr. Ford has over thirty-years’ experience as a venture capitalist and merchant banker.  In his business background he has operated in senior operations roles and as a Chief Financial Officer  of several publicly traded companies and private enterprises.  In such roles, he has been responsible for all financial aspects of the entities including, internal financial controls, governance, compliance and financial reporting.  He currently is CFO and Secretary of two companies listed on Canadian stock exchanges.”

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

For the Year Ended December 31, 2016

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of North American Nickel Inc.

We have audited the accompanying consolidated financial statements of North American Nickel Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Nickel Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast substantial doubt about North American Nickel Inc.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 18, 2017

NORTH AMERICAN NICKEL INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash		630,482	524,923
Short-term investments	7	2,700,000	2,300,000
Receivables	8	26,283	65,367
Prepaid expenses and deposits		114,374	41,711
Total current assets		3,471,139	2,932,001

Non-current assets
Property, plant and equipment	9	54,400	93,328
Exploration and evaluation assets	10	38,341,869	29,703,848
Reclamation of deposit	10	14,327	—
Total non-current assets		38,410,596	29,797,176
TOTAL ASSETS		41,881,735	32,729,177

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	11, 14	181,348	249,604
Total current liabilities		181,348	249,604
Total liabilities		181,348	249,604

SHAREHOLDERS’ EQUITY
Share capital - preferred	13	590,931	590,931
Share capital — common	13	62,315,003	50,574,095
Reserve	12, 13	2,766,591	5,134,560
Deficit		(23,972,138)	(23,820,013)
Total shareholders’ equity		41,700,387	32,479,573
TOTAL LIABILITIES AND EQUITY		41,881,735	32,729,177

Nature of continuance of operations (Note 1) and Subsequent Events (Note 19)

APPROVED BY THE DIRECTORS:

“Keith Morrison”, Director	“Doug Ford”, Director
Keith Morrison	Doug Ford

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year Ended December 31,
	Notes	2016	2015	2014

EXPENSES
Amortization	9	41,979	72,675	9,335
Consulting	14	218,465	193,065	103,192
Filing fees		76,588	32,733	68,214
Investor relations		221,195	203,702	325,332
General and administrative	14	168,591	168,721	92,195
Management fees	14	755,686	603,953	318,683
Professional fees	14	127,780	197,790	59,394
Property investigation and port development	14	15,316	163,571	3,333
Salaries and benefits	14	290,458	232,626	165,227
Share-based payments	13, 14	308,464	258,567	2,283,775
Travel and accommodation		162,134	156,692	78,554
Loss before other items		(2,386,656)	(2,284,094)	(3,507,234)

Other items:
Finance fee	12	(95,238)	—	—
Interest income		27,674	36,916	81,099
Interest on capital contribution loan	12	(264,452)	—	—
Foreign exchange loss		(158,037)	(141,791)	(314,872)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,876,709)	(2,388,970)	(3,741,007)

Weighted average number of common shares outstanding — basic and diluted		269,778,932	188,384,506	157,986,561

Loss per common share — basic and diluted		(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total

BALANCE AT DECEMBER 31, 2013		140,576,584	33,026,511	604,724	3,022,767	(17,974,123)	18,679,879
Net and Comprehensive loss for the year		—	—	—	—	(3,741,007)	(3,741,007)
Share capital issued private placement	12	28,424,152	9,379,970	—	—	—	9,379,970
Shares issued for finders’ fee		50,000	16,500	—	—	—	16,500
Preferred shares converted	12	15,326	13,793	(13,793)	—	—	—
Stock options issued		—	—	—	2,283,775	—	2,283,775
Stock options exercised	12	604,500	215,511	—	(106,836)	—	108,675
Warrants exercised	12	294,117	61,765	—	—	—	61,765
Share issue costs		—	(36,863)	—	—	—	(36,863)
BALANCE AT DECEMBER 31, 2014		169,964,679	42,677,187	590,931	5,199,706	(21.715,130)	26,752,694
Net and comprehensive loss for the year		—	—	—	—	(2,388,970)	(2,388,970)
Share capital issued private placement	13	29,054,079	6,391,897	—	—	—	6,391,897
Share-based payments	13	—	—	—	258,567	—	258,567
Forfeited/expired options	13	—	—	—	(284,087)	284,087	—
Stock options exercised	13	1,149,000	172,350	—	(57,450)	—	114,900
Warrants exercised	13	7,461,748	1,566,967	—	—	—	1,566,967
Share issue costs	13, 14	—	(234,306)	—	17,824	—	(216,482)
BALANCE AT DECEMBER 31, 2015		207,629,506	50,574,095	590,931	5,134,561	(23,820,013)	32,479,573

Net and comprehensive loss for the year		—	—	—	—	(2,876,709)	(2,876,709)
Share capital issued private placement	13	160,000,000	12,000,000	—	—	—	12,000,000
Finance fee	12, 13, 14	952,380	95,238	—	—	—	95,238
Capital contribution on issuance of loan	12, 13	—	—	—	264,452	—	264,452
Capital contribution on reallocation on settlement of loans	12, 13	—	264,452	—	(264,452)	—	—
Forfeited/expired options	13	—	—	—	(911,321)	911,321	—
Share-based payments	13	—	—	—	308,464	—	308,464
Share issue costs	13, 14	—	(618,782)	—	48,151	—	(570,631)
Expired warrants	13	—	—	—	(1,813,263)	1,813,263	—
BALANCE AT DECEMBER 31, 2016		368,581,886	62,315,003	590,931	2,766,591	(23,972,138)	41,700,387

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014

OPERATING ACTIVITIES
Loss for the year	(2,876,709)	(2,388,970)	(3,741,007)
Items not affecting cash:
Amortization	41,979	72,675	9,335
Share-based payments	308,464	258,567	2,283,775
Finance fee	95,238	—	—
Interest expense on loan	264,452	—	—
Interest income	(27,674)	(36,916)	(81,099)
	(2,194,250)	(2,094,644)	(1,528,996)

Changes in non-cash working capital items:
Receivables	36,361	(37,348)	(6,433)
Prepaid expenses and deposits	(72,663)	(20,312)	(10,701)
Trade payable and accrued liabilities	(15,758)	(110,503)	241,271
Other:
Interest received	30,397	65,324	78,115
Cash used in operating activities	(2,215,913)	(2,197,483)	(1,226,744)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(8,604,243)	(9,023,331)	(8,256,105)
Trade payables in prior year for exploration and evaluation expenditures	(86,276)	—	—
Reclamation deposit	(14,327)	—	—
Short-term investments	(400,000)	3,700,000	—
Purchase of equipment	(3,051)	(137,662)	—
Cash used in investing activities	(9,107,897)	(5,460,993)	(8,256,105)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	12,000,000	6,391,897	9,550,410
Share issue costs	(570,631)	(216,482)	(20,363)
Proceeds from exercise of warrants	—	1,566,967	—
Proceeds from exercise of options	—	114,900	—
Cash provided by financing activities	11,429,369	7,857,282	9,530,047
Increase in cash during the year	105,559	198,806	47,198
Cash at beginning of the year	524,923	326,117	278,919
Cash at end of the year	630,482	524,923	326,117

Supplemental cash flow information (Note 15)

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

2.       SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

Exploration and evaluation assets (cont’d)

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

2.       SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

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

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Company commits to purchase the asset.

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

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these

Share-based payments (cont’d)

non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

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

4.                    USE OF ESTIMATES AND JUDGEMENTS (cont’d)

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

5.                    CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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

Risk management is carried out by the Company’s management team with guidance from the Board of Directors.  The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

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

6.              FINANCIAL INSTRUMENT AND RISK MANAGEMENT (cont’d)

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

8.              RECEIVABLES

	December 31,	December 31,
	2016	2015
Sales taxes receivable	$17,038	$53,732
Interest receivable	8,911	11,635
Other receivable	334	—
	$26,283	$65,367

9.                    EQUIPMENT

	Exploration	Computer	Computer
	Equipment	Equipment	Software	Total
Cost:
At December 31, 2015	$46,674	$7,141	$135,881	$189,696
Additions	—	3,051	—	3,051

At December 31, 2016	$46,674	$10,192	$135,881	$192,747

Amortization:
At December 31, 2015	$27,668	$3,592	$65,108	$96,368
Charge for the year	3,801	2,791	35,387	41,979
At December 31, 2016	$31,469	$6,383	$100,495	$138,347

Net book value:
At December 31, 2016	$15,205	$3,809	$35,386	$54,400

	Exploration	Computer	Computer
	Equipment	Equipment	Software	Total
Cost:
At December 31, 2014	$46,674	$—	$5,360	$52,034
Additions	—	7,141	130,521	137,662

At December 31, 2015	$46,674	$7,141	$135,881	$189,696

Amortization:
At December 31, 2014	$18,333	$—	$5,360	$23,693
Charge for the year	9,335	3,592	59,748	72,675
At December 31, 2015	$27,668	$3,592	$65,108	$96,368

Net book value:
At December 31, 2015	$19,006	$3,549	$70,773	$93,328

10.             EXPLORATION AND EVALUATION ASSETS

	Canada		United States	Greenland
	Post Creek	Halcyon	Section 35	Maniitsoq
	Property	Property	Property	Property	Total
Acquisition
Balance, December 31, 2015	$258,000	$198,000	$—	$11,497	$467,497
Acquisition costs - cash	10,000	8,000	2,656	8,942	29,598
Balance, December 31, 2016	268,000	206,000	2,656	20,439	497,095

Exploration
Balance, December 31, 2015	1,005,504	147,650	—	28,083,197	29,236,351
Administration	—	—	—	131,808	131,808
Camp costs	—	—	—	2,160,232	2,160,232
Charter aircraft	—	—	—	2,472,235	2,472,235
Corporate social responsibility	—	—	—	62,736	62,736
Drilling expenses	573	—	—	1,799,029	1,799,602
Environment, health and safety	—	—	—	1,690	1,690
Geology	77,529	25,524	—	857,990	961,043
Geophysics	—	—	—	953,818	953,818
Remote sensing	—	—	—	67,903	67,903
Technical studies (recovery)	1,188	132	—	(3,964)	(2,644)
	1,084,794	173,306	—	36,586,674	37,844,774

Total, December 31, 2016	$1,352,794	$379,306	$2,656	$36,607,113	$38,341,869

10.    EXPLORATION AND EVALUATION ASSETS (cont’d)

	Canada		Greenland
	Post Creek	Halcyon	Maniitsoq
	Property	Property	Property	Total
Acquisition
Balance, December 31, 2014	$238,000	$179,000	$11,497	$428,497
Acquisition costs - cash	20,000	19,000	—	39,000
Balance, December 31, 2015	258,000	198,000	11,497	467,497

Exploration
Balance, December 31, 2014	976,009	118,233	19,095,015	20,189,257
Administration	—	—	231,500	231,500
Assay and sampling	—	—	187,774	187,774
Camp costs	—	—	1,945,505	1,945,505
Charter aircraft	—	—	2,712,656	2,712,656
Claim and assessment fees	458	686	1,135	2,279
Consulting services	26,976	8,200	1,328,844	1,364,020
Drilling expenses	—	—	542,346	542,346
Equipment and supplies	335	20,531	201,430	222,296
Equipment rental	—	—	12,747	12,747
Environment, health and safety	—	—	4,300	4,300
Geophysics	—	—	1,229,367	1,229,367
Licenses and fees	—	—	9,180	9,180
Shipping and printing costs	—	—	110,061	110,061
Survey costs	—	—	33,659	33,659
Storage	—	—	8,422	8,422
Technical studies	—	—	79,020	79,020
Telephone	—	—	681	681
Travel and accommodation	1,726	—	349,555	351,281
	1,005,504	147,650	28,083,197	29,236,351

Total, December 31, 2015	$1,263,504	$345,650	$28,094,694	$29,703,848

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

10.           EXPLORATION AND EVALUATION ASSETS (cont’d)

Ininngui License (cont’d)

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

On April 17, 2014, the Company issued 294,117 common shares for warrant exercises at $0.21 per share for proceeds of $61,765.

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

c)        Preferred shares issued and outstanding

At December 31, 2016, there are 590,931 (2015 — 590,931) (2014 — 590,931) series 1 preferred shares outstanding.

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

13.           SHARE CAPITAL (cont’d)

d)       Warrants

A continuity schedule of outstanding common share purchase warrants at December 31, 2016 is as follows:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Number	Average	Number	Average
	Outstanding	Exercise Price	Outstanding	Exercise Price
Outstanding, beginning of year	27,738,344	$0.49	25,137,030	$0.47
Issued	81,203,692	0.12	14,778,344	0.12
Cancelled/ Expired	(12,960,000)	0.71	(4,715,282)	0.21
Exercised	—	—	(7,461,748)	0.21

Outstanding, end of year	95,982,036	$0.15	27,738,344	$0.49

At December 31, 2016, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

				Weighted Average
				remaining contractual
Warrants Outstanding	Expiry Date		Exercise Price	life (in years)
14,778,344	July 20, 2017		$0.30	0.55
46,334,451	July 21, 2018	*	$0.12	1.55
1,203,695	July 21, 2018		$0.075	1.55
33,665,546	September 12, 2018	*	$0.12	1.70
95,982,036				1.45

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

13.           SHARE CAPITAL (cont’d)

The changes in stock options during the year ended December 31, 2016 are as follows:

	December 31, 2016		December 31, 2015
		Weighted		Weighted
	Number	Average Exercise	Number	Average
	Outstanding	Price	Outstanding	Exercise Price

Outstanding, beginning of year	9,872,500	$0.37	12,548,000	$0.31
Granted	6,058,000	0.21	1,350,000	0.25
Cancelled/ Expired	(3,107,500)	0.34	(2,876,500)	0.11
Exercised	—	—	(1,149,000)	0.10
Outstanding, end of year	12,823,000	$0.30	9,872,500	$0.37

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

The fair value of stock options granted and vested during the year ended December 31, 2016 was calculated using the Black-Scholes options pricing model with the following weighted-average assumptions:

	December 31, 2016	December 31, 2015

Expected dividend yield	0%	0%
Expected share price volatility	110.60% - 113.17%	157.90% - 170.53%
Risk-free interest rate	0.68% - 0.79%	0.64% - 0.79%
Expected life of options	5 years	5 years

13.           SHARE CAPITAL (cont’d)

e)  Stock options (cont’d)

Details of options outstanding as at December 31, 2016 are as follows:

				Weighted Average
				remaining
	Options		Exercise	contractual life (in
Options Outstanding	Exercisable	Expiry Date	Price	years)
1,240,000	1,240,000	August 13, 2017	$0.24	0.06
150,000	150,000	January 15, 2018	$0.15	0.01
200,000	200,000	April 22, 2018	$0.15	0.02
150,000	150,000	July 29, 2018	$0.20	0.02
200,000	200,000	September 30, 2018	$0.37	0.03
2,440,000	2,440,000	July 9, 2019	$0.62	0.48
200,000	200,000	August 27, 2019	$0.32	0.04
100,000	100,000	September 26, 2019	$0.26	0.02
350,000	350,000	November 5, 2019	$0.21	0.08
1,000,000	1,000,000	December 19, 2019	$0.22	0.23
900,000	900,000	February 3, 2020	$0.275	0.22
450,000	450,000	October 5, 2020	$0.20	0.13
5,443,000	5,443,000	January 28, 2021	$0.21	1.73
12,823,000	12,823,000			3.07

f)               Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2016, 1,275,000 stock options (2015 — Nil) (2014 — Nil) and 12,960,000 warrants (2015 — Nil) (2014 — Nil) expired unexercised. Accordingly, the Company transferred $2,724,584 (2015 - $Nil) (2014 - $Nil) from the reserve to deficit.

The Company initially recorded an amount of $264,452 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement (Note 12).

14.           RELATED PARTY TRANSACTIONS

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities (Note 11):

	December 31,	December 31,
	2016	2015
Directors and officers of the Company	$2,000	$8,100
Companies controlled by directors of the Company	—	15,926
	$2,000	$24,026

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

14.           RELATED PARTY TRANSACTIONS (cont’d)

Related party transactions —

During the year ended December 31, 2016, the Company recorded $15,885 (2015 - $35,794) (2014 - $17,249) in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which is included in general and administrative expense.

During the year ended December 31, 2016, the Company recorded $346,768 (2015 - $216,895) in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $91,825 (2015 - $182,305) in legal fees and $254,943 (2015 - $34,590) in share issuance costs.

During the year ended December 31, 2016, one significant shareholder acquired 120,428,939 (2015 — 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 — Nil) at a fair value of $95,238 (2015 — $Nil) as a finance fee (Note 12) and 119,476,559 (2015 — 25,448,503) common shares as part of the private placements at a price of $8,960,742 (2015 - $5,124,010) (Note 13).

At December 31, 2016, Sentient holds more than 50% of the Company’s issued and outstanding common shares.

Related party transactions - Key management personnel compensation:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Geological consulting fees - expensed	$5,370	$72,104
Geological consulting fees - capitalized	44,010	94,039
Management fees - expensed	755,686	546,962
Property investigation - expensed	1,081	—
Salaries - expensed	102,788	77,333
Stock-based compensation	186,170	35,794
	$1,095,105	$826,232

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

During the year ended December 31, 2014, the Company:

i)           issued common shares at a fair value of $16,500 for finder’s fee on a private placement; and

ii)        recorded $23,513 in accrued exploration and evaluation expenditures.

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

17.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 10).  The Company’s geographic segments are as follows:

	December 31,	December 31,
	2016	2015
Equipment
Canada	$39,196	$74,322
Greenland	15,204	19,006
	$54,400	$93,328

Exploration and evaluation assets
Canada	$1,732,100	$1,609,154
Greenland	36,607,113	28,094,694
United States	2,656	—
	$38,341,869	$29,703,848

18.           INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Net loss	$(2,876,709)	$(2,388,970)
Statutory tax rate	26.0%	26.0%
Expected income tax recovery at the statutory tax rate	(747,944)	(621,132)
Permanent differences and other	(79,769)	6,308
Change in valuation allowance	827,713	614,824
Net deferred Income tax recovery	$—	$—

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2016	December 31, 2015
Exploration and evaluation assets	$13,673	$10,604
Loss carry-forwards	2,365,726	1,660,698
Share issuance costs	174,995	66,293
Cumulative eligible capital	32,372	32,372
Equipment	90,775	79,861
	2,677,541	1,849,828
Valuation allowance	(2,677,541)	(1,849,828)
Net deferred tax asset	$—	$—

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$695,500	$—	$—	$—
2031	517,383	—	—	—
2032	645,332	—	—	—
2033	847,020	—	—	—
2034	1,484,420	—	—	—
2035	2,140,932	—	—	—
2036	2,711,646	—	—	—
No expiry	—	56,712	38,408,785	673,059
	$9,042,233	$56,712	$38,408,785	$673,059

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