Form 20-F
period 2017-12-31
North American Nickel Inc.
filed 2018-04-26
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

554,598,167 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3.  KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013. The information presented below for the five year period ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”.   Al financial information is expressed in thousands of Canadian dollars and in thousands of Danish Krones (“DKK”), except per share amounts and except as otherwise indicated.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2017, 2016, 2015, 2014 and 2013

(Expressed in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31
	2017	2016	2015	2014	2013
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(2,879)	(2,877)	(2,389)	(3,741)	(1,260)
Comprehensive loss	$(2,879)	(2,877)	(2,389)	(3,74)	(1,260)

Loss per share from operations	$(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Share capital	$74,189	62,906	51,165	43,268	33,631
Common shares issued	554,598,167	368,581,886	207,629,506	169,964,679	140,576,584
Weighted average shares outstanding	465,929,638	269,778,932	188,384,506	157,986,561	111,753,433

Total assets	$53,697	41,882	32,729	27,050	18,716

Net assets (liabilities)	$52,728	41,700	32,480	26,753	18,680

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$1.2980	1.2785	1.2785	1.1046	1.0298

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
October 2017	$0.8018	0.7756
November 2017	$0.7885	0.7759
December 2017	$0.7971	0.7760
January 2017	$0.8135	0.7978
February 2018	$0.8138	0.7807
March 2018	$0.7794	0.7641
Exchange rate (CAD$ to U.S.$) April 24, 2018	$0.7805	0.7775

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

On March 29, 2017, the Company announced the grant of a watershed prospecting licence for the assessment and development of potential hydropower resources on its wholly-owned Maniitsoq nickel sulphide project in southwest Greenland. The Company intends to assess the watershed as a potential source of power for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

On July 13, 2017, the Company announced that it has finalized the details for the acquisition of a watershed (“0.6H”) prospecting licence that overlaps the eastern boundary of its 100% owned Maniitsoq nickel sulphide project in southwest Greenland.

On March 1, 2018, the Company announced that it had received the final Hydropower Feasibility Assessment Study within watershed 06.H located on the eastern flank of the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

On April 5, 2018, the Company acquired new properties, Ikertoq, mineral licence No. 2018/31 and Carbonatite, mineral licence No. 2018/21 located on the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

B. Business overview

In conjunction with the April 2010 refocusing of the Company on nickel exploration, as of April 23, 2010 the Company entered into an agreement with an independent third party that resulted in divesting its interest in Outback Capital Inc., and its remaining interest in the Rice Lake properties. The sale was completed as of May 31, 2010, and the proceeds from the sale were $53.

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

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (Danish Krones (“DKK”) 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,111 on the Sulussugut License.  The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the Company had no minimum required exploration for the year ended December 31, 2016. As of December 31, 2017, the Company has spent $44,937 on exploration costs for the Sulussugut License.

To December 31, 2017 and 2016, the Company has completed all obligations with respect to required reduction of the area of the license.

During the year ended December 31, 2017, the Company had approved exploration expenditures of DKK 85,094 (approximately $16,746) which results in the total carried credits for the Sulussugut License at DKK 246,507 (approximately $48,513).

During the year ended December 31, 2017, the Company spent a total of $11,079 in exploration and license related expenditures on the Sulussugut License.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres.  The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License. To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677 (approximately $3,044) and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until the following years; year 2018 - DKK 2,276, year 2019 - DKK 6,790 and year 2020 - DKK 9,367, should the Company be granted an extension on the exploration license.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was DKK 2,715 (approximately $535).  As of December 31, 2017, the Company has spent $3,698 on exploration costs for the Ininngui License.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In April, 2013 the Company completed a non-brokered private placement of 41,494,692 units at a price of $0.17 per unit for aggregate proceeds of $7,054.

On May 29, 2014, the Company closed a private placement of 28,424,152 shares at a price of $0.33 per share for proceeds of $9,380.

On July 20, 2015, the Company closed a private placement of 29,054,079 units at a price of $0.22 per unit for proceeds of $6,392.

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

On April 28, 2016 the Company issued to Sentient Executive GP IV Limited 952,380 common shares for a fee on the advance of the loan. The shares were booked at a fair value of $95.

On April 22, 2016, the Company entered into a term loan with Sentient Executive GP IV Limited (“Sentient”) and received an advance of $4,500. The loan is due on April 30, 2017 and has been made on an interest free basis. Sentient is to be paid 952,380 common shares, which is the equivalent value of 2.2% of the principal amount of the loan, as a fee for advancing the loan. The fee was booked at a fair value of $95. The loan is subject to early pre-payment in the event that, during the term of the loan, the Company completes a private placement of gross proceeds of $2,000 or more. On July 21, 2016, the Company closed its market offering of units of the Company for total gross proceeds of $6,950 and on September 12, 2016, the Company closed a non-brokered private placement for gross proceeds of $5,050 which being the maximum offering amount raised, Sentient was repaid the full loan of $4.5 million.

On July 21, 2016 the Company issued 92,668,908 units at a price of $0.075 per unit in a market offering for gross proceeds of $6,950. The Company reported $458 in issuance costs against the raised funds.

On July 21, 2016 the Company issued 1,203,695 warrants at a price of $0.075 per unit for an agent fee to Paradigm as per the Company’s amended and restated short form prospectus.

On September 12, 2016 the Company closed a non-brokered private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,050.

On August 15, 2017 the Company closed a non-brokered private placement and issued 40,982,448 units at a price of $0.075 per unit for gross proceeds of $3,074.

On June 8, 2017 the Company closed a brokered placement through a prospectus and issued 145,030,833 units at a price of $0.075 per unit for gross proceeds of $10,877.  The Company also issued 1,965,093 warrants at a price of $0.075 per unit for an agent fee to Paradigm as per the Company’s prospectus.

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
Hydro watershed
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
LOCATION, ACCESSIBILITY, PHYSIOGRAPHY and PROPERTY
WGS84 UTM Z22N
26-Mar-2017

54°0'W
52°0'W
50°0'W
67°0'N
66°0'N
65°0'N
64°0'N
IKERTOQ PROJECT
Kangerlussuaq
Sisimiut
Maniitsoq Ice Cap
MANIITSOQ PROJECT
Davis Strait
Inland Ice
Maniitsoq
Qeqqata Kommunia
Kommuneqarfik Sermersooq
Nuuk
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Maniitsoq
Kangerlussuaq
NUUK
Narsarsuaq
500 km
N
S
E
W
0 10 20 30 40 50
Kilometers
Legend
License 2011/54
License 2012/28
License 2018/21
License 2018/31
Glacier
Municipal boundary
Town / city
Hydro watershed
NORTH AMERICAN NICKEL INC.
West Greenland
GREENLAND PROJECT and LICENSE LOCATION MAP
WGS84 UTM Z22N
19-Apr-2018

The Maniitsoq property consists of four exploration licences, No. 2011/54 (2,689 km2), No. 2012/28 (296 km2), No. 2018/21 (63 km2) and No 2018/31 (33 km2). The property is centered on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

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

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54(the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (Danish Krones (“DKK”) 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

Under the terms of the Sulussugut License the Company was obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end 2013

The Greenland MLSA for the years 2017 and 2016 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2017, DKK 246,507 (approximately $48,513) can be carried forward until 2020 DKK 85,094, until 2019 DKK 61,109 and until 2018 DKK 59,150. There will be an annual licence fee on the Sulussugut License for year 7 and forward of approximately DKK 41. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License — 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	310	313	317	—	650
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2		7,213
3336 km2 of DKK 7.760 per km2			25,887
2689 km2 of DKK 7.830 per km2				21,055	—	—
2689 km2 of DKK 7.940 per km2					21,351	—
2689 km2 of DKK 16.260 per km2							43,723

Exploration obligation		7,362	26,197	21,368	21,668	—	44,374
Approved exploration expenditures		23,616	37,349	55,509	59,150	61,109	85,094
Exploration obligation		(7,362)	(26,198)	(21,368)	(21,668)	—	—
Credit from previous year		1,276	17,530	28,681	62,822	100,304	161,413

Total Credit	DDK	17,530	28,681	62,822	100,304	161,413	246,507

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

The accumulated exploration credits held at the end of 2017, DKK 246,507 (approximately $48,513) can be carried forward as follows:

Carry forward period:

a)   DKK 59,150     from 2015 until December 31, 2018

b)   DKK 61,109     from 2016 until December 31, 2019

c)    DKK 85,094     from 2017 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License.

In 2016, there was no exploration commitment.  The Company completed approved expenditures for 2017 DKK 85,094, for 2016, DKK 61,109 (approximately, $16,746 and $12,032, respectively).  With a credit from 2015 of DKK 59,150 (approximately $11,250) and credit from 2016 of DKK 61,109 (approximately $12,032), and a commitment of $nil left the Company with excess credits of DKK 246,507 (approximately $48,513). The Sulussugut License area was not reduced in 2017.

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Company paid a license fee of DKK 32 upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The application for another 5 year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 3, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	155	313	318	323	—
142 km2 of DKK 1.490 per km2		211
265 km2 of DKK 1.550 per km2			411
265 km2 of DKK 7.830 per km2				2,075
296 km2 of DKK 7.940 per km2					2,350
296 km2 of DKK 8.080 per km2						2,392
296 km2 of DKK 8.080 per km2							—

Exploration obligation		360	566	2,388	2,668	2,715	—
Total Credits Available
Approved exploration expenditures		2,872	2,966	5,470	6,276	6,790	9,367
Exploration obligation		(360)	(576)	(2,388)	(2,668)	(2,715)	—
Credit from previous year		—	2,512	4,902	7,984	11,592	15,667

Total Credit	DDK	2,512	4,902	7,984	11,592	15,667	25,044

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

Carry forward period:

a)   DKK 6,276       from 2015 until December 31, 2018

b)   DKK 6,790       from 2016 until December 31, 2019

c)    DKK 9,367       from 2017 until December 31, 2020

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

In 2016 (year 5 of the Ininngui License), there was an exploration commitment of DKK 2,715 (approximately $535).  The Company completed approved expenditures for 2016 of DKK 6,790 (approximately $1,337).  With a credit from 2015 of DKK 2,276 and 2016 of DKK 6,790 (approximately $433 and $1,337, respectively) and a commitment of DKK Nil for 2017, resulting in excess credits of DKK 25,044 (approximately $4,929). The Ininngui License area was not reduced in 2017.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was based on an annual approximation of DKK 2,715 (approximately CDN $535).

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

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300 in cash ($150 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants were exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants were subject to an accelerated exercise provision in the event the Company relinquished its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813 using the Black-Scholes option-pricing model. As of August 30, 2016 the warrants expired unexercised and the Company has reversed the fair value of $1,813 to deficit. The Company also granted to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of the Company to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28 as a finder’s fee on the Greenland project.

A NI 43-101 compliant Technical Report and updated 43-101 compliant Technical Report, both completed by J. F. Ravenelle and L. Weiershäuser, were completed in March 2016 and March 2017, respectively. Both reports were filed on SEDAR.

During the period 2011 to 2017, the Company has carried out extensive exploration drilling programs on the Maniitsoq property to search for Ni-Cu-Co-PGM sulphide deposits. Cumulative exploration expenditures totaled C$48.6 million as of December 31, 2017.

In 2017, the Company implemented an $11.1M exploration program consisting of 8,767 metres of diamond drilling in 23 holes, two regional and four detailed induced polarisation (IP) surveys covering 13km2, surface and borehole electromagnetic (EM) surveys, borehole gyro, optical televiewer and physical properties surveys, a comprehensive review of geochemistry and petrology of the noritic intrusions, a surface geology sampling and mapping program, and 3D modeling of the mineral zones.

The Company’s exploration efforts have been focused on defining in three dimensions the extent of nickel sulphide mineralization and attaining a greater understanding of the geological environment hosting the high grade nickel mineralization. This work has been successful and resulted in the following:

The Company continued its systematic evaluation of the depth extent of known mineral zones to identify thicker and more extensive sheets of breccia-style mineralization. This work continues to advance the understanding of the host intrusions and refine geophysical targeting tools. The result has been the intersection of significant nickel-copper sulphide mineralization at multiple locations.

The Mikissoq zone was extended by 60 meters down plunge; the P-013 SE mineral zone was extended for 140m down-plunge and the P-058 zone at Fossilik was extended to a vertical depth of 650 m. Extensive zones of melanorite were mapped in the footprint of the mineral zones of the Imiak Hill Complex (IHC) as well as Fossilik.

Petrological and geochemical studies of the differentiated mafic intrusions underscores the importance of melanorite as a host to high grade semi-massive breccia style nickel-copper sulphides enveloped in a halo of lower grade mineralization.

Interpretation of IP and gravity data coupled with petrology and geochemistry highlights the potential for the known mineral zones to expand in width within the adjacent melanorite intrusions.

The figure and table below, respectively, show the location of significant mineralized targets and drill intersections on the property.

Location of Significant Mineralized Targets:

Ni-Cu OCCURRENCES
Mineralized Targets
Other Ni-Cu sulphide occurrence
P-149
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Sandre Isortoq
Fossilik
(P-004, 058 and 059)
P-013 & P-013SE
P-053
P-030
P-032 & P-094
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS
WGS84 UTM Z22N
24-Mar-2017

Summary of

Drilling Assay Highlights

Target	Drillhole	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
Imiak Hill Complex
Imiak Hill	MQ-12-001		56.10	59.94	3.84	2.07	1.19	0.14	0.04	0.01
	MQ-12-002		55.90	70.08	14.18	7.14	1.33	0.38	0.04	0.01
	MQ-13-024		135.70	150.90	15.20	8.80	2.62	0.43	0.09	0.02
	Incl.		136.75	141.98	5.23	3.02	5.03	0.30	0.16	0.03
	MQ-13-026		156.70	175.32	18.62	12.35	4.31	0.62	0.14	0.02
	MQ-13-028		182.09	206.84	24.75	13.65	3.19	1.14	0.11	0.01
	MQ-14-037		220.51	231.54	11.03	6.65	3.07	0.53	0.08	0.02
	Incl.		220.51	223.76	3.25	1.96	6.48	0.29	0.17	0.02
	MQ-14-072		173.75	190.10	16.35	7.92	2.51	0.77	0.08	0.02
	Incl.		179.90	186.25	6.35	3.08	3.14	1.05	0.10	0.02
Spotty Hill	MQ-12-005		63.00	157.00	94.00	28.69	0.94	0.24	0.03	0.30
	Incl.		113.00	136.87	23.87	6.83	1.70	0.42	0.05	0.52
	MQ-14-009		79.00	96.50	17.50	6.43	0.27	0.06	0.01	0.08
	MQ-14-052		55.70	64.00	8.30	3.81	0.25	0.06	0.01	0.08
	MQ-14-058		167.32	202.05	34.73	18.73	0.53	0.17	0.02	0.18
	MQ-14-062		45.20	72.12	26.92	11.08	1.16	0.28	0.04	0.41
	Incl.		62.65	71.20	8.55	3.39	2.98	0.59	0.10	0.86
	MQ-14-065		50.00	111.29	61.29	20.54	0.66	0.17	0.02	0.25
	Incl.		79.50	90.10	10.60	3.38	1.69	0.34	0.05	0.50
	MQ-15-075		236.45	255.70	19.25	8.03	0.92	0.21	0.03	0.28
	Incl.		236.45	252.00	15.55	6.73	1.06	0.24	0.04	0.31
	MQ-16-121		382.25	387.00	4.75	2.84	1.59	0.30	0.04	0.66
	MQ-17-143		381.00	388.80	7.80		1.35	0.26	0.04	1.85
	Incl		381.00	386.00	5.00		1.69	0.33	0.05	2.71
	Incl		381.00	382.00	1.00		1.62	0.93	0.04	10.71
Mikissoq	MQ-13-027	HW	33.84	58.82	24.98	20.02	0.71	0.31	0.02	0.06
		Central	66.99	70.09	3.10	2.48	0.53	0.18	0.02	0.02
		FW	88.25	96.00	7.75	6.21	0.76	0.28	0.02	0.07
	MQ-13-029	HW	45.00	71.22	26.22	18.02	0.48	0.22	0.02	0.04
		Central	82.01	103.51	21.50	14.90	0.68	0.48	0.02	0.05
		FW	103.51	113.50	9.99	6.96	4.65	0.33	0.12	0.14
	MQ-14-073	HW	57.75	77.58	19.83	12.65	0.76	0.26	0.02	0.04
		Central	88.50	101.40	12.90	8.27	0.83	0.24	0.02	0.05

Target	Drillhole	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
		FW	112.54	117.34	4.80	3.10	2.10	0.27	0.05	0.04
	MQ-16-113	New	233.75	287.00	53.25	32.36	0.81	0.36	0.02	0.05
	Incl.		233.75	238.90	5.15	3.12	2.56	0.38	0.05	0.12
	And		256.00	261.00	5.00	3.04	1.10	0.57	0.03	0.10
	And		275.85	279.65	3.80	2.32	1.87	0.28	0.05	0.06
	MQ-16-117	New	268.70	342.75	74.05	37.59	1.08	0.54	0.03	0.11
	Incl.		285.70	291.00	5.30	2.67	2.10	0.44	0.04	0.08
	And		309.25	322.90	13.65	6.96	1.84	0.64	0.05	0.10
	And		329.85	335.40	5.55	2.84	1.26	0.45	0.03	0.39
	MQ-16-118	New	322.00	369.00	47.00	21.40	0.51	0.25	0.01	0.15
	Incl.		323.00	338.00	15.00	6.80	1.03	0.32	0.02	0.17
	MQ-17-135		359.85	435.60	75.75		1.10	0.43	0.03	0.12
	Incl		359.85	370.10	10.25		2.29	1.33	0.05	0.27
	Incl		416.35	435.60	19.25		1.89	0.26	0.04	0.07
	Incl		417.00	423.00	6.00		2.94	0.29	0.07	0.05
	Incl		425.90	426.20	0.30		9.55	0.80	0.24	0.61
Fossilik Area
P-058	MQ-12-007		78.24	82.31	4.07	2.03	0.30	0.13	0.01	0.02
	MQ-14-054		70.60	76.18	5.58	3.01	1.72	0.26	0.04	0.08
	Incl.		70.60	71.22	0.62	0.33	6.18	0.56	0.16	0.08
	And		73.65	74.46	0.81	0.44	5.23	0.07	0.11	0.35
	MQ-14-059		22.26	24.00	1.74	0.44	2.54	2.75	0.07	0.09
	Incl.		23.55	24.00	0.45	0.11	4.19	7.73	0.12	0.10
	MQ-15-077		149.00	170.50	21.50	7.04	0.55	0.27	0.02	0.08
	MQ-16-105		323.55	333.75	10.20	4.43	3.41	0.28	0.10	0.13
	Incl.		324.20	328.30	4.10	1.78	4.85	0.29	0.14	0.13
	And		330.90	331.85	0.95	0.41	6.31	0.12	0.18	0.07
	MQ-16-111		392.09	395.15	3.06	1.04	3.93	0.25	0.10	0.09
	MQ-17-146		408.30	410.20	1.90		2.51	0.15	0.08	0.03
	Incl		408.30	408.90	0.60		4.70	0.40	0.18	0.06
	Incl		409.80	410.20	0.40		4.73	0.07	0.12	0.06
			451.50	462.20	10.70		2.53	1.26	0.07	0.11
	Incl		452.50	456.00	3.50		4.97	2.30	0.13	0.20
	Incl		458.00	460.20	2.20		3.35	1.31	0.10	0.16
P-059	MQ-15-078		79.25	91.40	12.15	NC	1.16	1.00	0.03	0.27
P-004	MQ-13-018		40.24	72.43	32.19	NC	0.59	0.18	0.02	0.21
	Incl.		51.75	56.28	4.53	NC	1.06	0.23	0.04	0.33

Target	Drillhole	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
	MQ-14-051		231.14	235.45	4.31	NC	0.94	0.17	0.03	0.99
P-013 Area
P-013	MQ-14-066		157.00	168.00	11.00	6.68	1.31	0.15	0.04	0.07
	Incl.		158.43	164.28	5.85	3.55	2.07	0.12	0.05	0.07
	MQ-14-068		126.70	142.55	15.85	12.06	0.87	0.27	0.03	0.09
	Incl.		130.85	134.25	3.40	2.59	2.07	0.34	0.06	0.15
	MQ-15-079		185.05	195.70	10.65	2.93	1.03	0.39	0.04	0.06
			200.75	206.00	5.25	1.43	1.15	0.18	0.03	0.07
	MQ-15-094		212.75	224.70	11.95	5.66	0.94	0.44	0.02	0.10
	Incl.		215.10	217.00	1.90	0.90	1.63	0.37	0.05	0.08
	And		220.20	224.70	4.50	2.13	1.23	0.22	0.03	0.08
P-013 SE	MQ-16-109		166.90	205.65	38.75	NC	1.19	0.43	0.03	0.23
	Incl.		166.90	180.25	13.35	NC	2.88	0.80	0.06	0.47
	MQ-17-140		247.35	268.20	20.85	NC	0.65	0.47	0.02	0.38
	Incl		247.35	261.60	14.25	NC	0.75	0.64	0.02	0.52
	Incl		267.00	268.20	1.20	NC	1.65	0.12	0.04	0.19
	MQ-17-142		298.00	303.70	5.70	NC	0.50	0.51	0.02	0.79
			316.91	317.50	0.59	NC	0.72	0.27	0.02	0.30
			431.30	438.45	7.15	NC	0.23	0.09	0.01	0.13
	Incl		431.55	432.45	0.90	NC	0.59	0.29	0.02	0.39
P-030-032-094 Area
P-030	MQ-14-070		40.75	60.85	20.10	NC	0.63	0.20	0.02	0.18
	Incl.		53.30	54.50	1.20	NC	1.86	0.52	0.06	0.49
P-032	MQ-15-090		71.90	85.70	13.80	NC	0.79	0.27	0.02	0.07
	Incl.		71.90	77.00	5.10	NC	1.06	0.37	0.03	0.09
	And		84.20	85.70	1.50	NC	2.47	0.69	0.08	0.23
	MQ-15-100		122.50	130.50	8.00	NC	0.58	0.14	0.02	0.06
	Incl.		125.90	126.90	1.00	NC	1.60	0.34	0.05	0.19
P-094	MQ-16-124		55.00	63.00	8.00	NC	0.54	0.16	0.02	0.07
P-053 Area
P-053	MQ-15-082	HW	93.00	116.70	23.70	16.12	1.98	0.62	0.09	0.19
	Incl.		93.00	104.50	11.50	7.84	1.12	0.91	0.05	0.12
	And		104.50	116.70	12.20	8.28	2.78	0.36	0.13	0.26
	MQ-15-084	HW	196.00	201.60	5.60	4.73	1.03	0.34	0.05	0.12
	Incl.		199.15	201.05	1.90	1.61	1.70	0.20	0.09	0.17
	MQ-16-106	HW	97.45	117.50	20.05	13.95	0.64	0.25	0.03	0.08
	Incl.		110.95	117.50	6.55	4.56	1.14	0.33	0.04	0.12

Target	Drillhole	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
	And		111.65	113.60	1.95	1.36	2.12	0.42	0.08	0.18
	MQ-16-107	HW	192.70	196.15	3.45	2.30	1.10	0.19	0.04	0.11
	MQ-15-085	FW	229.50	230.85	1.35	1.10	0.98	0.45	0.05	0.14
	MQ-16-104	FW	294.45	295.70	1.25	0.83	2.42	0.09	0.09	0.12
	Incl.		295.20	295.70	0.50	0.33	4.39	0.05	0.15	0.19
P-149 (Pingo) Area
P-149	MQ-14-041		85.35	108.55	23.20	NC	0.36	0.17	0.01	0.15
			107.35	107.85	0.50	NC	3.31	0.61	0.05	0.27
Fossilik	MQ-17-153		201.60	216.70	15.10	NC	0.51	0.13	0.02	0.13
	Incl		208.00	216.00	8.00	NC	0.76	0.18	0.03	0.17
			246.20	246.90	0.70	NC	0.53	0.13	0.03	0.14
			252.00	252.65	0.65	NC	0.65	0.09	0.02	0.11
			388.10	405.20	17.10	NC	0.35	0.10	0.03	0.09

Abbreviations:

Ni = nickel	Cu = copper	Co = cobalt	Pt = platinum	Pd = palladium	Au = gold
g/t = grams/tonne	NC = not calculated

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

Post Creek: The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past—producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favorable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

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

During the period 2011 to 2017, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite (dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

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

Halcyon: The property is located 35 Km NNE of Sudbury in the Parkin and Alymer townships and consists of 53 unpatented mining claims covering an area of approximately 864 hectares. Halcyon is adjacent to the Post Creek property and is located approximately 2 kilometers north of the Whistle Offset Dyke structure and the past-producing Podolsky mine of KGHM.   Previous operators on the property defined numerous conductive zones based on induced polarization (IP) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Milnet Mine (nickel-copper-cobalt-platinum) is situated 1 kilometre north of the property.

During the period 2011 to 2017, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.  The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

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

Section 35 Property —

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

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

The area contains numerous historical nickel-copper sulphide occurrences associated with mafic-ultramafic intrusions. In 2018 the Company acquired two new properties that comprise the Ikertok project (33 km2) and the Carbonatite project at 63 km2.

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

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2017 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2017, the Company had accumulated losses totaling $26,550 and a working capital of $2,171.  The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustment that might arise from uncertainty.  The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

As at December 31, 2017 the Company had cash of $398, short-term investments of $2,500.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. Only precious metals seem to have continuing and possibly increasing demand.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2017.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford West Vancouver, B.C. Director	54	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Oakville, On Director, Chief Executive Officer	58

Director and CEO of Gedex Inc. 2008-2014, Director of Era Resources Inc. 2011-Present, Non-Executive Chairman of Security Devices International Inc. 2014-Present, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — Present.

Mark Fedikow Winnipeg, MB President	65

President of Mount Morgan Resources Ltd. 2001 — present
Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

James Clucas North Vancouver, BC Director	75	Director of Search Minerals Inc. from June 2009 — present; Director of INV Metals

Gilbert Clark Le Rouret, France Director	48

Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Director of North American Nickel May 2012 - Present, Private Mining & Mining Finance Consultant January 2017 — Present.

John Sabine Toronto, On Director, Chairman	72

Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Alex Dann Ontario, Canada Chief Financial Officer	52

CFO from March 1, 2017 to November 15, 2017, North American Nickel Inc., CFO since January 1, 2014 of Era Resources Inc. Prior appointments: CFO of Avion Gold Corporation, CFO of AXMIN Inc., and consultant to various mining companies. Ceased to be CFO on November 15, 2017.

Christopher Messina New York, NY Director	46	Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

Chris Hopkins Ontario, Canada Chief Financial Officer	55

CFO since November 15, 2017, North American Nickel Inc., CFO since March 2018, Stina Resources Ltd. Prior appointments: CEO of Takara Resources Inc., CFO of US Silver Corporation, CFO of Excellon Resources Inc., and consultant to various mining companies.

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided.  During the year ended December 31, 2017, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $749 in management fees, paid or accrued a total of $128 in salaries. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2017, the Company paid $138 in compensation to Directors for acting as Directors.  The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

Corporate Governance Committee is made up of James Clucas, Douglas Ford, Gilbert Clark. The Corporate Governance Committee is responsible for reviewing and specifying the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the company.

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

D. Employees.

Effective at December 31, 2017 the Company had eight salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan.  During the year 9,137,500 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2017 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group.  The table does not reflect common shares held of record by depositories, but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder.  As of December 31, 2017 there were 554,598,167 common shares issued and outstanding, 590,931 preferred shares outstanding, 20,720,500 exercisable options, 176,175,413 warrants which fully diluted is 752,082,011.

Name of Beneficial Owner	Amount of Shares		Percent
Principal Holders
Sentient Group GP IV	356,476,487		64.27%

Officers and Directors
Douglas Ford	557,600	(1)
Keith Morrison	533,333
Mark Fedikow	2,384,333	(2)
James Clucas	358,000
Cheryl Messier	162,500
Gilbert Clark	86,546
John Sabine	893,942
Christopher Messina	160,000
All Officers and Directors as a Group (8 persons)	5,136,254		1.39%

(1) Includes 422,000 shares held through B.W.N. Oil Technologies Inc., 135,600 shares held through Dockside Capital Group Inc.

(2)         Includes 1,910,000 shares held through Lee River Resources Ltd.

During 2017, the Company issued 186,016,281 units for two financings one done through a prospectus and the other through a private placement at $0.075 per share, for proceeds of $13,951. The Company issued 1,965,093 warrants in lieu of cash, for an agency fee with a fair value of $61. Share issuance costs of $549 were incurred in relation to the financings.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

	December 31,	December 31,	December 31,
	2017	2016	2015
Directors and officers of the Company	$42	$2	$8
Companies controlled by directors of the Company	—	—	—
	$42	$2	$8

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions —

During the year ended December 31, 2017, the Company recorded $244 (2016 - $347) (2015 - $217) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2017, the Company recorded $Nil (2016 - $16) (2015 - $35)  in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.

During the year ended December 31, 2015, the Company recorded $217 in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $182 in legal fees and $35 in share issuance costs.

(a)         Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	December 31, 2017	December 31, 2016	December 31, 2015
Geological consulting fees — expensed	35	6	72
Geological consulting fees — capitalized	178	44	94
Management fees — expensed	749	756	547
Salaries - expensed	128	103	77
Share-based payments	358	186	36
Total	1,448	1,095	826

a)        Transactions with Sentient

On August 15, 2017, Sentient subscribed for a total of 38,666,666 units under the private placement equity financing transaction described in Note 10 for a total net proceeds of $2,900.  As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 until August 15, 2019.

On June 8, 2017, Sentient acquired 94,666,666 units in the equity financing as described in Note 10 for net proceeds of $7,100.  As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 until June 8, 2019.

As of December 31, 2017, Sentient beneficially owns 356,476,487 common shares constituting approximately 64.27% of the currently issued and outstanding Common Shares.

During the year ended December 31, 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95.  The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $265 was booked to capital contribution reserve.

During the year ended December 31, 2016, Sentient acquired 120,428,939 (2015 – 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 – Nil) at a fair value of $95 (2015 – $Nil) as a finance fee and 119,476,559 (2015 – 25,448,503) common shares as part of the private placements at a price of $8,960 (2015 - $5,124).

C. Interests of experts and counsel

Not required.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2017 that is not otherwise reported in this filing.

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

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2017	0.095	0.065	0.076	0.043
2016	0.145	0.065	0.11	0.05
2015	0.28	0.08	0.23	0.06
2014	0.23	0.22	0.209	0.209
2013	0.25	0.25	0.226	0.22

2017
Fourth Quarter ended December 31, 2017	0.095	0.065	0.076	0.050
Third Quarter ended September 30, 2017	0.085	0.065	0.071	0.050
Second Quarter ended June 30, 2017	0.085	0.065	0.066	0.043
First Quarter ended March 31, 2017	0.095	0.075	0.071	0.054

2016
Fourth Quarter ended December 31, 2016	0.145	0.075	0.11	0.06
Third Quarter ended September 30, 2016	0.095	0.07	0.07	0.06
Second Quarter ended June 30, 2016	0.11	0.065	0.08	0.05
First Quarter ended March 31, 2016	0.10	0.065	0.07	0.05

Last Six Months
February 2018	0.080	0.065	0.062	0.055
January 2018	0.085	0.075	0.075	0.057
December 2017	0.090	0.075	0.072	0.057
November 2017	0.095	0.080	0.076	0.060
October 2017	0.080	0.070	0.068	0.050
September 2017	0.085	0.070	0.071	0.058

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2017 was C$0.08. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2017 was US$0.07.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 9,137,500 common shares were granted. The following table outlines the detail of each grant:

Number of Options	Exercise Price	Grant Date
	(CDN $)

8,137,500	$0.12	February 21, 2022
1,000,000	$0.12	December 20, 2022

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 94,971,721 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

72,515,414	$0.12	June 8, 2017
1,965,083	$0.075	June 8, 2017
20,491,224	$0.12	August 15, 2017

ITEM 10.  ADDITIONAL INFORMATION

A. Share capital

Not required

B. Memorandum and articles of association

1.     The Company was incorporated as Rainbow Resources Ltd.  September 20, 1983 under certificate of incorporation no. 268952 in the Province of British Columbia Canada. The name was changed to Widescope Resources Ltd. May 1 1984, to Gemini Technology Inc. September 13 1985, to International Gemini Technology Inc. September 23 1993, and to Widescope Resources Inc., effective July 12, 2006. The name was subsequently changed to North American Nickel Inc., effective April 19, 2010. No objects and purposes are described.

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

9.     Not applicable.

10.  Not applicable.

C. Material contracts

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $8. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $138 and the issuance of 1,000,000 common shares.   The Company has exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

On August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

On March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres. The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA), which was effective March 14, 2017, with December 31, 2017 being the sixth year.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300 in cash ($150 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years expiring on August 30, 2016. The warrants were exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants were subject to an accelerated exercise provision in the event the Company relinquished its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813 using the Black-Scholes option-pricing model. As of August 30, 2016 the warrants expired unexercised and the Company has reversed the fair value of $1,813 to deficit. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28 as a finder’s fee on the Greenland project.

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

The Company paid the first-year rental fee and the required bond of US $10. The Department of Natural Resources shall annually review the level of the performance bond and shall require the amount of the bond to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

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

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)    aggregate gross assets in Canada that exceed $400 million in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)   aggregate gross revenue from sales in, from or into Canada that exceed $400 million for the most recently completed fiscal year shown on the said financial statements; and

(iii)  the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35 million as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

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

Not required

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2017 that our disclosure controls and procedures were effective.

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

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Mr. Clucas also serves on the Audit Committee. He qualified as a CMA in the United Kingdom and immigrated to Canada in 1970 to work for INCO Ltd where he rose to CFO of its Canadian Operations .In 1984 he left INCO and became involved in various public Exploration and Mine Development Companies. In 2006 he co-founded International Nickel Ventures and raised $30 million and was and still listed on the Toronto Senior Exchange .In 2009 he became Chairman of Search Minerals and serves on the Audit Committee.  He is familiar with all financial aspects of publicly listed companies including internal financial controls, corporate governance, compliance and financial reporting.

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

C. Principal Accounting Fees and Services

(a)   Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”) billed the Corporation $30 in the year ended December 31, 2017 ($26 in the year ended December 31, 2016 ($31 in the year ended December 31, 2015, $23 in the year ended December 31, 2014, $24 in the year ended December 31, 2013 $19 in the year ended December 31, 2012, $32 in the year ended December 31, 2011, $29 in the year ended December 31, 2010; $20 in 2009, $12 in 2008, $15 in 2007; $13 in 2006; $9 in 2005; and $6 in 2004.

(b)   Audit Related Fees

DMCL billed the $2 - $3 for audit related services in the year ended December 31, 2010; $3 in 2009; $nil in 2008; $1 in 2007; $nil in 2006, $nil in 2005 and $nil in 2004.

(c)   Tax Fees

DMCL billed the Company $1 for the tax year 2017, $1 for the tax year 2016, $1 for the tax year 2015, $2 for the tax year 2014, $2 for the tax year 2013, $2 for the tax year 2012, $2 for the tax year 2011, and did not provide the Corporation with any professional services rendered for tax compliance, tax advice and tax planning in the years ended December 31, 2011, 2010, 2009, 2008, 2007, 2006 and 2005.

(d) All Other Fees

DMCL billed the Corporation $15 for services in the year ended December 31, 2017, $15 for services in the year ended December 31, 2016, and nil in previous years.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2017 and 2016.

Statements of comprehensive loss for the years ended December 31, 2017, 2016 and 2015.

Statement of changes in shareholders’ equity for the years ended December 31, 2017, 2016 and 2015.

Statements of cash flows for the years ended December 31, 2017, 2016 and 2015.

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

19.1 Management Discussion & Analysis as of April 24, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 24, 2018	By:	/s/ Keith Morrison
Name: Keith Morrison
Title: CEO as duly authorized signatory

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Independent Auditor’s Report

Consolidated Financial Statements

•                  Consolidated Statements of Financial Position

•                  Consolidated Statements of Comprehensive Loss

•                  Consolidated Statements of Changes in Shareholders’ Equity

•                  Consolidated Statements of Cash Flows

•                  Notes to the Consolidated Financial Statements

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, and the notes thereto, of North American Nickel Inc., and its subsidiary have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management, in discharging these responsibilities, maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, only valid and authorized transactions are executed and accurate, timely and comprehensive financial information is prepared.  However, any system of internal controls over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors, principally through the Audit and Risk Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfils its financial reporting responsibilities.

The consolidated financial statements have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to examine the consolidated financial statements and provide an independent auditor’s opinion thereon. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.  Dale Matheson Carr-Hilton LaBonte LLP has full and free access to the Board of Directors.

“signed”	“signed”
Keith Morrison	Chris Hopkins
President and Chief Executive Officer	Chief Financial Officer

April 24, 2018

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005.

Vancouver, Canada

April 24, 2018

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	Notes	December 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents		398	630
Short term investments	4	2,500	2,700
Receivables and other current assets	5	242	142
TOTAL CURRENT ASSETS		3,140	3,472

NON-CURRENT ASSETS
Property, plant and equipment	6	49	54
Exploration and evaluation assets	7	50,494	38,342
Reclamation of deposit	7	14	14
TOTAL NON-CURRENT ASSETS		50,557	38,410
TOTAL ASSETS		53,697	41,882

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	8, 11	969	181
TOTAL CURRENT LIABILITIES		969	181
TOTAL LIABILITIES		969	181

EQUITY
Share capital – preferred	10	591	591
Share capital – common	10	73,598	62,315
Reserve	10	5,089	2,767
Deficit		(26,550)	(23,972)
TOTAL EQUITY		52,728	41,701
TOTAL LIABILITIES AND EQUITY		53,697	41,882

Nature of Operations (Note 1)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 24, 2018

“signed”	“signed”

Keith Morrison	Doug Ford
Director	Audit Committee Chair

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars, except loss per share)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Notes	2017	2016	2015

EXPENSES

General and administrative expenses	11	(2,375)	(2,021)	(1,789)
Property investigation and port development		—	(15)	(164)
Amortization	6	(25)	(42)	(73)
Share-based payments	10	(504)	(309)	(258)
		(2,904)	(2,387)	(2,284)
OTHER ITEMS
Interest income		32	28	37
Finance fee	9	—	(95)	—
Interest on capital contribution loan	9	—	(265)	—
Foreign exchange loss		(7)	(158)	(142)
		25	(490)	(105)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,879)	(2,877)	(2,389)

Basic and diluted weighted average number of common shares outstanding		465,929,638	269,778,932	188,384,506

Basic and diluted loss per share		(0.01)	(0.01)	(0.01)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian dollars, unless otherwise indicated)

	Notes	Number Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
			$	$	$	$	$
BALANCE AT DECEMBER 31, 2014		169,964,679	42,677	591	5,200	(21,715)	26,753
Net and comprehensive loss		—	—	—	—	(2,389)	(2,389)
Share capital issued through private placement	10	29,054,079	6,392	—	—	—	6,392
Share-based payments	10	—	—	—	258	—	258
Forfeited/expired options	10	—	—	—	(284)	284	—
Stock options exercised	10	1,149,000	172	—	(57)	—	115
Warrants exercised	10	7,461,748	1,567	—	—	—	1,567
Share issue costs	10	—	(234)	—	18	—	(216)
BALANCE AT DECEMBER 31, 2015		207,629,506	50,574	591	5,135	(23.820)	32,480

Net and comprehensive loss		—	—	—	—	(2,877)	(2,877)
Share capital issued through private placement	10	160,000,000	12,000	—	—	—	12,000
Shares issued for fee on loan	9	952,380	95	—	—	—	95
Capital contribution interest on loan	9	—	—	—	265	—	265
Capital contribution reallocation on loan settlement	9	—	265		(265)	—	—
Forfeited/expired options	10	—	—	—	(912)	912	—
Expired warrants	10	—	—	—	(1,813)	1,813	—
Share-based payments	10	—	—	—	309	—	309
Share issue costs	10	—	(619)	—	48	—	(571)
BALANCE AT DECEMBER 31, 2016		368,581,886	62,315	591	2,767	(23,972)	41,701

Net and comprehensive loss		—	—	—	—	(2,879)	(2,879)
Share capital issued through prospectus	10	145,030,833	10,877	—	—	—	10,877
Share capital issued through private placement	10	40,982,448	3,074	—	—	—	3,074
Share issue costs	10	—	(588)	—	39	—	(549)
Value allocated to warrants issued	10	—	(2,080)	—	2,080	—	—
Forfeited/expired stock options	10	—	—	—	(283)	283	—
Expired warrants	10	—	—	—	(18)	18	—
Share-based payments	10	—	—	—	504	—	504
BALANCE AT DECEMBER 31, 2017		554,598,167	73,598	591	5,089	(26,550)	52,728

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year Ended
	Notes	December 31, 2017	December 31, 2016	December 31, 2015

OPERATING ACTIVITIES
Loss for the year		(2,879)	(2,877)	(2,389)
Items not affecting cash:
Amortization		25	42	73
Share based payments		504	309	258
Interest income		(16)	(28)	(37)
Changes in working capital	12	(95)	(52)	(168)
Other:
Interest received		32	30	65
Finance fee		—	95	—
Interest expense on loan		—	265	—
Net cash used in operating activities		(2,429)	(2,216)	(2,198)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(11,385)	(8,604)	(9,023)
Prior year payables for exploration and evaluation assets		—	(87)	—

Reclamation deposit		—	(14)	—

Short-term investments		200	(400)	3,700

Purchase of equipment		(20)	(3)	(138)
Net cash used in investing activities		(11,205)	(9,108)	(5,461)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		13,951	12,000	6,392
Direct financing costs		(549)	(571)	(216)
Proceeds from exercise of warrants		—	—	1,567
Proceeds from exercise of options		—	—	115
Net cash provided by financing activities		13,402	11,429	7,858

Change in cash equivalents for the year		(232)	105	199
Cash and cash equivalents, beginning of the year		630	525	326
Cash and cash equivalents, at the end of the year		398	630	525

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.              NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office and principal address is located at 3400 — 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at PO Box 63623 Capilano, North Vancouver, British Columbia, Canada, V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 24, 2018.

2.              BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)         Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b)         Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise judgment in the process of applying the Company’s accounting policies.  These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

(c) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d) Foreign currency translation

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

(e) Exploration and evaluation assets

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

(f) Restoration and environmental obligations

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

(g) Impairment of assets

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

(h) Financial instruments

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

The Company has classified its trade payables as other financial liabilities.  Subsequent to initial recognition, trades payable are measured at amortized cost using the effective interest rate method.

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

(i) Loss per share

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

(j) Income taxes

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

(k) Share-based payments

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

(l) Share capital

The Company’s common shares, preferred shares and share warrants shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

(m) Equipment

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

New standards adopted during the year ended December 31, 2017:

IAS 7 “Statement of Cash Flows”

Disclosures related to financing activities were amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on or after January 1, 2017. The adoption of these amendments did not result in any impact to the Company’s financial statements.

IAS 12 “Income Taxes”

Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on or after January 1, 2017. The Company has not yet assessed the impact of this standard.  The adoption of these amendments did not result in any impact to the Company’s financial statements.

Standards, Interpretations and Amendments Not Yet Effective:

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements.  Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.  The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17.  Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet).  IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts.  The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees.  The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.  The Company has not yet assessed the impact of this standard.

3.              CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $50,494 carrying value at December 31, 2017, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at the Manniitsoq Project, or alternatively, upon the Company’s ability to dispose of its interest therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made.  An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment.  Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period.  Actual restoration provisions will ultimately depend on future market prices for future restoration obligations.  Management has determined that the Company does not have any significant restoration obligations as at December 31, 2017.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 10 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

(d) Going Concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so.  Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.  This information includes estimates of future cash flows and other factors, the outcome of which is uncertain.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

4.              SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution.  During the year ended December 31, 2017, the instrument was yielding an annual interest rate range of 1.10% (December 31, 2016 - 1.10% - 1.20%).

5.              RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2017 is detailed in the table below:

	December 31, 2017	December 31, 2016
Sales taxes receivable	143	17
Interest receivable	16	9
Other current assets	83	116
	242	142

Other current assets is comprised of prepaid expenses.

6.              PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2017 and 2016:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2015	47	7	136	190
Additions	—	3	—	3
Balance – December 31, 2016	47	10	136	193
Additions	20	—	—	20
Balance – December 31, 2017	67	10	136	213

Accumulated Depreciation
Balance – December 31, 2015	28	4	65	97
Depreciation	4	3	35	42
Balance – December 31, 2016	32	7	100	139
Depreciation	6	1	18	25
Balance – December 31, 2017	38	8	118	164

Carrying Amount
As at December 31, 2015	19	3	71	93
As at December 31, 2016	15	3	36	54
As at December 31, 2017	29	2	18	49

7.              EXPLORATION AND EVALUATION ASSETS

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2016	268	206	3	20	497
Acquisition costs – cash	10	8	3	16	37
Balance, December 31, 2017	278	214	6	36	534

Exploration
Balance, December 31, 2016	1,085	173	—	36,587	37,845
Administration	2	—	—	516	518
Camp operations	—	—	—	3,004	3,004
Corporate social responsibility	—	—	—	37	37
Drilling expenses	—	—	—	3,337	3,337
Environment, health and safety	—	—	—	99	99
Geology	48	14	—	691	753
Geophysics	2	—	—	1,014	1,016
Infrastructure	—	—	—	255	255
Helicopter charter aircraft	—	—	—	3,058	3,058
Property maintenance	—	—	—	7	7
Technical studies	1	—	—	30	31
	53	14	—	12,048	12,115
Balance, December 31, 2017	1,138	187	—	48,635	49,960
Total, December 31, 2017	1,416	401	6	48,671	50,494

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2015	258	198	—	11	467
Acquisition costs – cash	10	8	3	9	30
Balance, December 31, 2016	268	206	3	20	497

Exploration
Balance, December 31, 2015	1,005	148	—	28,083	29,236
Administration	—	—	—	132	132
Corporate social responsibility	—	—	—	63	63
Drilling expenses	1	—	—	1,799	1,800
Environment, health and safety	—	—	—	2	2
Camp operations	—	—	—	2,160	2,160
Helicopter charter aircraft	—	—	—	2,472	2,472
Geology	78	25	—	858	961
Geophysics	—	—	—	954	954
Remote sensing	—	—	—	68	68
Technical studies (recovery)	1	—	—	(4)	(3)
	80	25	—	8,504	8,609
Balance, December 31,2016	1,085	173	—	36,587	37,845
Total, December 31, 2016	1,353	379	3	36,607	38,342

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, totalling $10 during the year ended December 31, 2017 (December 31, 2016 - $10), the total of which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2017, the Company incurred exploration expenditures totalling $53 (December 31, 2016 - $80) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property.  Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum, totalling $8 during the year ended December 31, 2017, (December 31, 2016 - $8), the total of which will be deducted from any payments to be made under the NSR arrangement.

During the year ended December 31, 2017, the Company incurred $14 (December 31, 2016 - $25) in exploration and license related expenditures on the Halcyon Property.

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the year ended December 31, 2017, the Company spent a total of $3 (December 31, 2016 - $3) in license related expenditures on the Section 35 Property.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the year ended December 31, 2017, the Company spent an aggregate of $12,064 (December 31, 2016 - $8,513) in exploration and license related expenditures on the Maniitsoq Property, which is comprised of the Sulussugut and Ininngui Licenses. Further details on the licenses and related expenditures are outlined below.

Sulussugut License

(All references to amounts in Danish Kroners, “DKK” are in thousands of DKK)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (DKK 31) upon granting of the Sulussugut License. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $8 (DKK 40) which provides for renewal of the Sulussugut License until 2020.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.  The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the Company had no minimum required exploration for the year ended December 31, 2016. As of December 31, 2017, the Company has spent $44,937 on exploration costs for the Sulussugut License.

To December 31, 2017 and 2016, the Company has completed all obligations with respect to required reduction of the area of the license.

During the year ended December 31, 2017, the Company had approved exploration expenditures of DKK 85,094 (approximately $16,746) which results in the total carried credits for the Sulussugut License at DKK 246,507 (approximately $48,513).

During the year ended December 31, 2017, the Company spent a total of $11,079 (December 31, 2016 - $7,755) in exploration and license related expenditures on the Sulussugut License.

Ininngui License

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $6 (DKK 32) upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677 (approximately $3,044) and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until the following years; year 2018 - DKK 2,276, year 2019 - DKK 6,790 and year 2020 - DKK 9,367, should the Company be granted an extension on the exploration license.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was DKK 2,715 (approximately $535).  As of December 31, 2017, the Company has spent $3,698 on exploration costs for the Ininngui License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2017, the Company has not used the procedure for the license.

During the year ended December 31, 2017, the Company spent a total of $985 (December 31, 2016 - $758) in exploration and license related expenditures on the Ininngui License.

8.     TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
Trade payables	813	133
Amounts due to related parties (Note 11)	42	2
Accrued liabilities	114	46
	969	181

9.     LOAN PAYABLE

On April 22, 2016, the Company issued a term note to Sentient Executive GP IV Limited (“Sentient”) and received a loan of $4,500 (the “Loan”). The Loan was due on April 30, 2017 and was made on an interest free basis. Sentient is a significant shareholder of the Company.

Following the guidance of IFRS 13 “Fair Value Measurements” and IAS 39 “Financial Instruments: Recognition and Measurement,” the Company discounted the Loan at an interest rate of 15% per annum, being the estimated market rate. Accordingly, upon issuance, the Company recorded an amount of $265 to reserves, which was to be amortized as interest expense over the term of the Loan.

Under the terms of the Loan, Sentient had the right, at its option, to require early pre-payment in the event that, during the term of the Loan, the Company successfully completed an issuance of common shares to third parties for gross proceeds of not less than $2,000. In the event the maximum offering amount is raised, being $12,000, Sentient was required to be repaid the full loan of $4,500. During the year ended December 31, 2016, the Company closed private placements (Note 10), which triggered full repayment of the Loan. The Company repaid the Loan and, accordingly, the full amount of $265 was reallocated to share capital on settlement and recorded on the statement of comprehensive loss as interest expense.

The Company also issued Sentient 952,380 common shares, at a fair value of $95, as a finance fee for advancing the Loan.

10.  SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)    Common shares issued and outstanding

2017

On June 8, 2017, the Company closed a brokered placement, through a prospectus, of units for total gross proceeds of $10,877. The Company issued 145,030,833 units at a price of $0.075 per unit. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.12 until June 8, 2019. The Company paid share issuance costs of $533 and also issued 1,965,093 agent’s warrants, exercisable at $0.075 per warrant until June 8, 2019. The Company allocated a $1,500 fair value to the warrants issued in conjunction with the private placement and $61 to agent’s warrants.  The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 98.60%. The Company also granted the agent an overallotment option for a period of 30 days, which expired unexercised. The fair value of overallotment option of $39 was recorded as a share issuance cost and was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 30 days, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 66.6%.

On August 15, 2017, the Company closed a non-brokered private placement of units for total proceeds of $3,074.  The Company issued 40,982,448 units at a price of $0.075 per unit. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.12 until August 15, 2019.  The Company allocated a $519 fair value to the warrants issued from the private placement.  Direct financing costs totalled $16 resulting in net proceeds to the Company of $3,058. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.23% and an expected volatility of 98.64%.

2016

On April 28, 2016, the Company issued 952,380 common shares at a fair value of $95 as a finance fee.

On July 21, 2016, the Company closed a private placement of 92,668,907 units at a price of $0.075 per unit for gross proceeds of $6,950. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until July 21, 2018. Share issuance costs of $571 were incurred in connection with the private placement. The Company also issued 1,203,695 agent’s warrants, exercisable at $0.075 per warrant until July 21, 2018. The Company allocated a fair value of $48 to the agent’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.57% and an expected volatility of 91.06%.  The Company also granted the agent an overallotment option, which expired unexercised.

On September 12, 2016, the Company closed a private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,050. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until September 12, 2018.

2015

During the year ended December 31, 2015, the Company issued 1,149,000 common shares for stock options exercised at $0.10 per share for proceeds of $115. The Company reallocated $57 from share-based payments reserve to share capital upon exercise.

The Company issued 7,461,748 common shares for warrant exercises at $0.21 per share for proceeds of $1,567.

On July 20, 2015, the Company closed a private placement of 29,054,079 units at a price of $0.22 per unit for proceeds of $6,392. Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitled the purchaser to purchase an additional common share at a price of $0.30 per share until July 20, 2017. Share issuance costs of $216 were incurred in connection with the private placement.  The Company also issued 251,370 broker’s warrants, exercisable at $0.30 per warrant until July 20, 2017. The Company allocated a fair value of $18 to the broker’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.42% and an expected volatility of 89.61%.

b)    Preferred shares issued and outstanding

As at December 31, 2017, December 31, 2016 and December 31, 2015, there are 590,931 series 1 preferred shares outstanding.

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

c)     Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	95,982,036	0.15	27,738,344	0.49	25,137,030	0.47
Issued	94,971,721	0.12	81,203,692	0.12	14,778,344	0.12
Cancelled / Expired	(14,778,344)	0.30	(12,960,000)	0.71	(4,715,282)	0.21
Exercised	—	—	—	—	(7,461,748)	0.21
Outstanding, end of year	176,175,413	0.12	95,982,036	0.15	27,738,344	0.49

At December 31, 2017, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
46,334,451	Jul 21, 2018[1]	0.12	0.15
1,203,695	Jul 21, 2018	0.075	0.00
33,665,546	Sep 12, 2018[1]	0.12	0.13
72,515,414	June 8, 2019	0.12	0.59
1,965,083	June 8, 2019	0.075	0.02
20,491,224	August 15, 2019	0.12	0.19
176,175,413			1.08

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2017, the Company’s common shares have not met the criterion for acceleration.

d)    Stock options

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

A summary of option activity under the Plan during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	12,823,000	0.30	9,872,500	0.37	12,548,000	0.31
Issued	9,137,500	0.12	6,058,000	0.21	1,350,000	0.25
Cancelled / Expired	(1,240,000)	0.24	(3,107,500)	0.34	(2,876,500)	0.11
Exercised	—	—	—	—	(1,149,000)	0.10
Outstanding, end of year	20,720,500	0.23	12,823,000	0.30	9,872,500	0.37

During the year ended December 31, 2017, the Company granted 9,137,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share.  The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of this grant amounted to $504 and was recorded as a share-based payments expense.

During the year ended December 31, 2016, the Company granted 6,058,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. The granting of these options resulted in a share-based payments expense of $278.

During the year ended December 31, 2016, the Company recorded a further $31 in stock-based compensation for previously issued stock options that vested during the year.

During the year ended December 31, 2015, the Company granted 1,350,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. Of the total, 200,000 options granted to a consultant vest 25% every 3 months and all other options vested immediately.  The granting of these options resulted in a stock-based compensation expense of $232. The Company recorded a further $26 in stock-based compensation for previously issued stock options that vested during the year.

The fair value of stock options granted and vested during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 was calculated using the following assumptions:

	December 31, 2017	December 31, 2016	December 31, 2015
Expected dividend yield	0%	0%	0%
Expected share price volatility	66.6% - 100.6%	111% - 113%	157.9% - 170.5%
Risk free interest rate	1.17% – 1.80%	0.68% – 0.79%	0.64% - 0.79%
Expected life of options	5 years	5 years	5years

Details of options outstanding as at December 31, 2017 are as follows:

Options Outstanding	Options Exercisable	Expiry Date		Exercise Price ($)	Weighted average remaining contractual life (years)
150,000	150,000	Jan 15, 2018	*	0.15	0.00
200,000	200,000	Apr 22, 2018		0.15	0.00
150,000	150,000	Jul 29, 2018		0.20	0.00
200,000	200,000	Sep 30, 2018		0.37	0.01
2,440,000	2,440,000	Jul 9, 2019		0.62	0.18
200,000	200,000	Aug 27, 2019		0.37	0.02
100,000	100,000	Sep 26, 2019		0.26	0.01
350,000	350,000	Nov 5, 2019		0.21	0.03
1,000,000	1,000,000	Dec 19, 2019		0.22	0.09
900,000	900,000	Feb 3, 2020		0.275	0.09
450,000	450,000	Oct 5, 2020		0.20	0.06
5,443,000	5,443,000	Jan 28, 2021		0.21	0.81
8,137,500	8,137,500	Feb 21, 2022		0.12	1.63
1,000,000	1,000,000	Dec 20, 2022		0.12	0.24
20,720,500	20,720,500				3.17

* Subsequently expired, unexercised.

e)     Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2017 the Company recorded $504 of share-based payments to reserve, (December 31, 2016 - $309) (December

31, 2015 - $276). During the year ended December 31, 2017, the Company transferred $301 (December 31, 2016 - $2,725) (December 31, 2015 - $284) to deficit for expired options and warrants.

During the year ended December 31, 2016, the Company initially recorded an amount of $265 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement.

11.  RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 8):

	December 31, 2017	December 31, 2016
Directors and officers of the Company	42	2

Total	42	2

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(b)   Related party transactions

On August 15, 2017, Sentient subscribed for a total of 38,666,666 units under the private placement equity financing transaction described in Note 10 for a total net proceeds of $2,900.  As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 until August 15, 2019.

On June 8, 2017, Sentient acquired 94,666,666 units in the equity financing as described in Note 10 for net proceeds of $7,100.  As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 until June 8, 2019.

As of December 31, 2017, Sentient beneficially owns 356,476,487 common shares constituting approximately 64.27% of the currently issued and outstanding Common Shares.

During the year ended December 31, 2017, the Company recorded $244 (2016 - $347) (2015 - $217) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2017, the Company recorded $Nil (2016 - $16) (2015 - $35)  in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.

During the year ended December 31, 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95.  The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $265 was booked to capital contribution reserve.

During the year ended December 31, 2015, the Company recorded $217 in fees charged by a legal firm in which the Company’s chairman is a consultant. The fees have been allocated as $182 in legal fees and $35 in share issuance costs.

During the year ended December 31, 2016, Sentient acquired 120,428,939 (2015 – 25,448,503) common shares. The common shares were acquired as to 952,380 common shares (2015 – Nil) at a fair value of $95 (2015 – $Nil) as a finance fee and 119,476,559 (2015 – 25,448,503) common shares as part of the private placements at a price of $8,960 (2015 - $5,124).

(c)   Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	December 31, 2017	December 31, 2016	December 31, 2015
Geological consulting fees – expensed	35	6	72
Geological consulting fees – capitalized	178	44	94
Management fees – expensed	749	756	547
Salaries – expensed	128	103	77
Share-based payments	358	186	36
Total	1,448	1,095	826

12.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2017, 2016 and 2015 are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
(Increase) decrease in accounts receivables and current assets	(162)	36	(9)
Increase (decrease) in prepaid expenses	46	(73)	21
Increase (decrease) in trade payables and accrued liabilities	21	(15)	(180)
Total changes in working capital	(95)	(52)	(168)

During the year ended December 31, 2017, the Company:

i)      transferred $301 from reserve to deficit;

ii)     recorded $39 in fair value of options to share issuance costs;

iii)    recorded $2,080 in fair value of agent’s warrants to share issuance costs; and

iv)   recorded $767 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2016, the Company:

i)      recorded $265 to reserves, which was subsequently reallocated to share capital and amortized as interest expense over the term of the Loan;

ii)     transferred $2,725 from reserve to deficit;

iii)    recorded $48 in fair value of agent’s warrants to share issuance costs; and

iv)   recorded $34 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2015, the Company:

i)      transferred $284 from reserve to deficit; and

ii) recorded $86 in accrued exploration and evaluation expenditures.

13.    COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i) Management fees: $27 per month effective December 2014.

ii) Directors’ fees: $2 stipend per month for independent directors and $3 stipend per month for the chairman of the board.

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

14.           RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Convertible Debentures with Sentient no longer bear interest and therefore are not subject to changes in interest payments. The short term investments are held at highly-rated financial institutions and earn guaranteed fixed interest rate and thus are not subject to significant changes in interest payments.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates.  In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks.  Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.  The rate published by the Bank of Canada at the close of business on December 31, 2017 was 1.2550 USD to CAD, 0.6649 EUR to CAD and 0.2018 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $571 (2016 - $23) and $56 in USD currency (2016 - $Nil).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents and short term investments at highly-rated financial institutions.

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

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.  The financing transactions completed during the year ended December 31, 2017 improved the liquidity position of the Company.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2017:

As at December 31, 2017	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade and accrued liabilities	969	—	—	969
	969	—	—	969

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to carry out the Company’s exploration program and to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties.  In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash and cash equivalents.

	As at December 31,
	2017	2016
Equity	52,728	41,701
Current liabilities	969	181
	53,697	41,882
Cash and cash equivalents	(398)	(630)
Short term investments	(2,500)	(2,700)
	50,799	38,552

15.           FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes six levels to classify the inputs to valuation techniques used to measure the fair value.

The six levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs other than quoted prices that are observable either directly or indirectly

Level 3 — Inputs that are not based on observable market data

16.             SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 7).  The Company’s geographic segments are as follows:

	December 31, 2017	December 31, 2016
Equipment
Canada	19	39
Greenland	30	15
Total	49	54

	December 31, 2017	December 31, 2016
Exploration and evaluation assets
Canada	1,817	1,732
Greenland	48,671	36,607
United States	6	3
Total	50,494	38,342

17.           INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Net loss	$(2,879)	$(2,877)
Statutory tax rate	26.0%	26.0%
Expected income tax recovery at the statutory tax rate	(749)	(748)
Permanent differences and other	(2)	(80)
Change in valuation allowance	751	828
Net deferred Income tax recovery	$—	$—

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016
Exploration and evaluation assets	$18	$14
Loss carry-forwards	3,048	2,366
Share issuance costs	237	175
Cumulative eligible capital	32	32
Equipment	93	91
	3,428	2,678
Valuation allowance	(3,428)	(2,678)
Net deferred tax asset	$—	$—

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$696	$—	$—	$—
2031	517	—	—	—
2032	645	—	—	—
2033	847	—	—	—
2034	1,484	—	—	—
2035	2,141	—	—	—
2036	2,712	—	—	—
2037	2,622
No expiry	—	57	50,575	912
	$11,664	$57	$50,575	$912

18.             SUBSEQUENT EVENT

The Company entered into agreements to complete a non-brokered private placement of up to 233,333,333 units at a price of $0.075 cents unit for gross proceeds of $17.5 million. Each unit will consist of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at $0.12 on the date that is 24 months following its issuance date.

On April 19, 2018, the Company announced closing of the non-brokered private placement and raised an aggregate gross proceeds of $17.5 million through the issuance of 233,333,333 units at a price of $0.075 per unit.

On March 1, 2018, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 5,725,000 common shares in the capital of the Company.  All options are exercisable for a period of five years at an exercise price of $0.12 per share.