Form 20-F/A
period 2017-12-31
North American Nickel Inc.
filed 2018-04-30
CIK 795800

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

555,189,098 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

☐ Yes   ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of North American Nickel Inc. for the year ended 31 December 2017 (the “2017 20-F”), which was filed with the Securities and Exchange Commission on 25 April 2018, is being filed solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was not previously filed with the 2017 20-F due to the 30-day grace period for initial interactive data submission. Provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the 2017 20-F or reflect any events that occurred subsequent to the filing of the 2017 20-F on 25 April 2018.

Exhibits

Documents filed as exhibits to this Amendment No. 1 to Form 20-F:

Exhibit Number	Description
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 30, 2018	By:	/s/ Keith Morrison
Name: Keith Morrison
Title: CEO as duly authorized signatory