Form 20-F
period 2018-12-31
North American Nickel Inc.
filed 2019-05-03
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

787,928,500 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014. The information presented below for the five year period ended December 31, 2018, 2017, 2016, 2015 and 2014 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”. Al financial information is expressed in thousands of Canadian dollars and in thousands of Danish Krones (“DKK”), except per share amounts and except as otherwise indicated.

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010. The Company’s principal business activity is the exploration of natural resource properties.

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2018, 2017, 2016, 2015 and 2014.

(Expressed in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31
	2018	2017	2016	2015	2014
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(3,022)	(2,879)	(2,877)	(2,389)	(3,741)
Comprehensive loss	$(3,022)	(2,879)	(2,877)	(2,389)	(3,741)

Loss per share from operations	$(0.00)	(0.01)	(0.01)	(0.01)	(0.02)

Share capital	$88,538	74,189	62,906	51,165	43,268
Common shares issued	787,928,500	554,598,167	368,581,886	207,629,506	169,964,679
Weighted average shares outstanding	718,248,135	465,929,638	269,778,932	188,384,506	157,986,561

Total assets	$67,500	53,697	41,882	32,729	27,050

Net assets (liabilities)	$66,944	52,728	41,700	32,480	26,753

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$1.2957	1.2980	1.2785	1.2785	1.1046

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
October 2018	$0.7805	0.7617
November 2018	$0.7639	0.7515
December 2018	$0.7576	0.7271
January 2019	$0.7608	0.7335
February 2019	$0.7639	0.7512
March 2019	$0.7596	0.7438
Exchange rate (CAD$ to U.S.$) April 24, 2019	$0.7446	0.7400

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

On May 4, 2018, the Company acquired new properties, Ikertoq, mineral licence No. 2018/31 and Carbonatite, mineral licence No. 2018/21 located on the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

On September 18, 2018, the Company has completed its 2018 exploration and drilling program with a total of 14,287.6 metres of drilling at the Company’s 100% owned Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland.

B. Business overview

The Company has been focusing on the development of its camp scale Mannitsoq property in south-western Greenland since it was granted the first exploration license on August 15, 2011. The Maniitsoq property consists of four exploration licenses, No. 2011/54 (the “Sulussugut License”) and No. 2012/28 (the “Ininngui License”) comprising 2,689 and 296 square kilometres, respectively and the recently acquired Carbonatite property No. 2018/21 (63 km2) and the Ikertoq property No. 2018/31 (33 km2). The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

The company filed a National Instrument 43-101 Technical Report on the Maniitsoq property on March 30, 2016 and on April 11, 2016, reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

The primary exploration objective in 2017 was step-out drilling at three key locations, the Imiak Hill Complex (IHC), Fossilik and P-013SE, to advance one or more areas to the delineation drilling stage for 2018. Approximately 8,800 metres of diamond drilling were completed for 2017.

The 2018 exploration and drilling program at its Maniitsoq project was completed in September with a total 14,287 metres of drilling, representing an increase of 5,520 metres from the previous program in 2017. The drilling was focused on testing the geochemical strategy within several of the main Maniitsoq intrusions and has confirmed the presences of the melanorite as well as re-affirmed the significance of the high magnesium oxide (MgO) control on NiS mineralization.

As of December 31, 2018, the Company has spent $55,732 and $5,121 on exploration costs for the Sulussugut License and Ininngui License, respectively.

Effective May 4, 2018, the Company was granted an new exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $7 (DKK 31) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year. As of December 31, 2018, the Company has spent $1,362 on exploration costs for the Carbonatite License.

The Ikertoq License was granted in May 2018 for exclusive exploration rights of an area located near Kangeriussaq in West Greenland. As of December 31, 2018, the license was relinquished due to no further plans to carry exploration work.

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

On April 19, 2018 the Company closed a non-brokered private placement and issued 233,333,333 units at a price of $0.075 per unit for gross proceeds of $17,500.

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
Nuuk
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

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide discovery in a camp-scale belt. The company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54(the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (Danish Krones (“DKK”) 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2018 being the eighth year.

The Greenland MLSA for the years 2018 has adjusted the minimum required exploration expenditures to zero. The accumulated exploration credits held at the end of 2017, DKK 246,507 (approximately $48,513) can be carried forward until 2020 DKK 85,094, until 2019 DKK 61,109 and until 2018 DKK 59,150. There will be an annual licence fee on the Sulussugut License for year 7 and forward of approximately DKK 41. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License — 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2013	2014	2015	2016	2017	2018
Fixed amount	310	313	317	—	650	659
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2
3336 km2 of DKK 7.760 per km2	25,887
2689 km2 of DKK 7.830 per km2		21,055	—	—
2689 km2 of DKK 7.940 per km2			21,351	—
2689 km2 of DKK 16.260 per km2					43,723	44,369

Exploration obligation	26,197	21,368	21,668	—	44,374	—
Approved exploration expenditures	37,349	55,509	59,150	61,109	85,094	79,604
Exploration obligation	(26,198)	(21,368)	(21,668)	—	—	—
Credit from previous year	17,530	28,681	62,822	100,304	161,413	246,507

Total Credit DDK	28,681	62,822	100,304	161,413	246,507	326,111

Average Annual Rate DDK to CAD	0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

The accumulated exploration credits held at the end of 2018, DKK 326,111 (approximately $66,951) can be carried forward as follows:

Carry forward period:

a)   DKK 246,507    from 2017 until December 31, 2021

b)   DKK 79,604    from 2018 until December 31, 2021

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License.

In 2018, there was no exploration commitment. The Company completed approved expenditures for 2018 DKK 79,604, for 2017, DKK 85,094 (approximately, $16,342 and $16,746, respectively). With a credit from 2015 of DKK 59,150 (approximately $11,250) and credit from 2016 of DKK 61,109 (approximately $12,032), and a commitment of $nil left the Company with excess credits of DKK 326,111 (approximately $66,951). The Sulussugut License area was not reduced in 2017 and 2018.

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Company paid a license fee of DKK 32 upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The application for another 5 year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 3, 2017, with December 31, 2018 being the seventh year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2013	2014	2015	2016	2017	2018
Fixed amount	155	313	318	323	—	659
142 km2 of DKK 1.490 per km2
265 km2 of DKK 1.550 per km2	411
265 km2 of DKK 7.830 per km2		2,075
296 km2 of DKK 7.940 per km2			2,350
296 km2 of DKK 8.080 per km2				2,392
296 km2 of DKK 8.080 per km2					—	4,884

Exploration obligation	566	2,388	2,668	2,715	—	—
Total Credits Available
Approved exploration expenditures	2,966	5,470	6,276	6,790	9,367	10,465
Exploration obligation	(576)	(2,388)	(2,668)	(2,715)	—	—
Credit from previous year	2,512	4,902	7,984	11,592	15,667	25,044

Total Credit DDK	4,902	7,984	11,592	15,667	25,044	35,509

Average Annual Rate DDK to CAD	0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

Carry forward period:

a)   DKK 25,044    from 2017 until December 31, 2021

b)   DKK 10,465    from 2018 until December 31, 2021

On the first 5 year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

The Greenland MLSA for the year 2017 and 2018 has adjusted the minimum required exploration expenditure to zero. The Company has fulfilled the minimum exploration requirements and the Ininngui License area was not reduced in 2017 and 2018.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licenses for a total of 9 additional years. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

During the period 2011 to 2018, the Company has carried out extensive exploration drilling programs on the Maniitsoq property to search for Ni-Cu-Co-PGM sulphide deposits. Cumulative exploration expenditures totaled C$62.2 million as of December 31, 2018.

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

Based on field mapping, prospecting and re-examination of exploration results, the high-MgO parts of the larger Norite Province Intrusions with proximal zones of mineralization (e.g. P-004, P-058, Imiak Hill Complex occurrences) were identified as a possible source for the high nickel grade and tenor mineralization. The larger melanorite bdomains have the capacity to host more extensive zones of breccia and semi-massive sulphide mineralization in association with disseminated sulphides. Although the intrusions are extensively modified by deformation and metamorphism, the contacts and keels of the larger bodies provided focus to next phase of exploration work.

Exploration work in 2018 focussed on targeting the outer contacts and keels of differentiated intrusions containing significant amounts of melanorite. Work was prioritized intrusions at Fossilik, the Imiak Hill Complex, P-030, P-032, P-008 and Pingo which are believed to have good potential to host economic accumulations of Ni-Cu-Co-PGM sulphide mineralization.

The exploration program commenced in June and was completed in September 2018 with 14,288 m of drilling that targeted the roots of large intrusions with thick intervals of melanorite. The total meterage is an increase of 5,520 m from the 2017 program and surpassed the initial planned program of 12,500m.

A small but important intrusion comprising melanorite at the P-008 target south of Fossilik was identified. Two holes (MQ-18-162, MQ-18-163) were drilled to test the surface EM target and both intersected significant sulphide mineralization. A third hole, MQ-18-167, followed-up on holes MQ-18-162 and MQ-18-163 and indicate that the zone is more extensive at depth and extends into the footwall at the north wall of the intrusion. A BHEM survey has identified further targets at depth that were tested with DDH MQ-18-177. This hole deviated and was drilled outside of the plunge of the mineralization. Selected Drill and assay results are summarised in Table below.

Summary of drill and assay results, MQ-18-167.

Target	Drill Hole	Location	Intercept
P-008	MQ-18-167	Fossilik	7.50m @ 1.26% nickel, 0.24% copper,
0.05% Co and 0.47 g/t Pt+Pd+Au
including
5.10m @ 1.68% nickel, 0.29% copper,
0.06% cobalt and 0.63 g/t Pt+Pd+Au

Melanorite is the host for the majority of the highest-grade nickel mineralization comprising heavily disseminated, net-textured, breccia and massive sulphide mineralization. Targeting of these holes was accomplished using optimized deep-penetrating surface electromagnetic methods including borehole EM surveys to target the melanorite and keel zones of prioritized intrusions at Fossilik, P-030-31-32, P-008, Pingo and in the footprint of the Imiak Hill Complex. The extensive program of work has generated the data and samples required to add significant value to the Maniitsoq database and provides a basis to refine future exploration strategies.

New Mineral License – Carbonatite and Ikertoq (Greenland Mineral Exploration Licenses 2018/21and 2018/31)

On May 4, 2018 the Company was awarded an exploration license (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex. The Company paid a license fee of $7 (DKK 31) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Carbonatite License 2018/21 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2017	2018
Fixed amount	-	165
63 km2 of DKK 1.650 per km2		104

Exploration obligation	-	269

Approved exploration expenditures	-	10,099
Exploration obligation		-
Credit from previous year	-	-

Total Credit DKK	-	9,830

Average Annual Rate DKK to CAD		0.2053

Carry forward period:

a)   DKK 9,830     from 2018 until December 31, 2021

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

The work program for 2018 has consisted of compilation, field work, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization modified by the carbonatite complex and drilling to evaluate the potential for strategic metals (Nb, Ta, and rare earth elements) in areas outside of the focus areas of historic drilling.

Compilation work and re-interpretation of historic data for the 15 km2 Qeqertassaq Carbonatite Complex, part of the Greenland Norite Belt, was commenced on September 10. The purpose was to identify norite-hosted nickel sulphide targets and focus exploration on the potential for rare and strategic metals. Ground EM surveys were undertaken over targets identified from a 1995 GEOTEM airborne survey. Two drill holes for a total of 553 m were drilled to test resultant conductive responses for potential nickel targets intersected stringers of barren pyrrhotite within a carbonate-magnetite host rock in association with a thick interval of magnetite. A surface rock sampling and drilling program was initiated to assess the strategic metal potential for pyrochlore-hosted tantalum (Ta) and niobium (Nb). A total of 284 rock samples were collected from a zone of elevated Ta and Nb correlated with historic airborne radiometric and magnetic anomalies at the margin of the Qeqertassaq Carbonatite Complex. Four holes were also drilled for a total of 1,305 m to assess this zone. Assay results are pending. A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the Nb mineralization, and the potential for Ta mineralization is association with soeviite series rocks.

A second new exploration license (2018/31; “Ikertoq”) was awarded to the Company on May 4, 2018 in an area approximately 110 km north of the Maniitsoq project. This area was intermittently explored by Kryolitselskabet Øresund (“KO”), Greenland Gold Resources and Northern Shield Resources. As of December 31, 2018, the license was relinquished due to no further plans to carry exploration work.

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

Post Creek: The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the company has completed the required consideration and acquired 100% interest in the property. the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

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

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
●	A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

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

A two-hole drill program was completed in 2018 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks however quartz diorite, partially melted country rocks or Footwall-style mineralization were not encountered. DDH PC-18-021 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including:

7.50m @ 3.55% zinc and 0.82ppm silver including

●	3.70m @ 4.66% zinc and 0.58ppm silver and
●	0.8m @ 10.96% zinc and 3.05ppm silver

Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets.

Hole PC-18-022 tested the possible strike extension of the Whistle Offset in a broad corridor of Sudbury Breccia and was collared in an area of anomalous copper values in outcrop within a well-defined ground magnetic anomaly. A thick sequence of mafic volcanic rocks overprinted with locally developed shear and breccia zones were intersected. One of the shear zones hosted vein-type chalcopyrite mineralization. A strongly magnetic, highly altered ultramafic unit is responsible for the observed magnetic anomaly.

Location of the Post Creek VTEM magnetic and electromagnetic (EM) anomalies, 2018 drill holes and significant assay results.

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

As at the date of this MD&A, the company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

Quetico: During 2018, the Company acquired 757 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64.

US Nickel Property

Section 35: on January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

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

Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is focussing its resources on exploration and resource development of its Maniitsoq nickel-copper-cobalt-precious metal sulphide project (“Ni-Co-Co-PM”) but it also has an active program of project generation in North America and exploration projects at Post Creek and Halcyon in the footwall of the Sudbury Igneous Complex.

A. Operating Results

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The Company has shown losses for the past several years. These losses result largely from having no revenue and significant exploration and administrative expenses related to operations.

The Company will continue in the exploration business and focusing on the development of its camp scale Maniitsoq Project in south-western Greenland and the Post Creek Property in Sudbury, Ontario.

Net loss for FY 2018 was $3,022, higher by $143 compared to a loss of $2,879 in FY 2017. The higher loss in FY 2018 was mainly driven by property investigation costs of $216 in FY 2018 compared to $nil in FY 2017 and higher foreign exchange loss in FY 2018 of $209 compared to $7 in FY 2017. The higher costs in FY 2018 were offset by lower administrative costs and higher interest income in FY 2018.

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2018 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

As at December 31, 2018, the Company had accumulated losses totaling $29,343 and a working capital of $2,416. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining additional financing for the current and subsequent resource projects.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

As at December 31, 2018 the Company had cash of $339, short-term investments of $2,500.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The major trends impacting the company and its industry are lack of access to capital, caused by the severe global financial contraction, and the corresponding contraction of demand for most commodities. However, the long-term nickel market forecasts indicating a supply deficit developing due to positive developments in the electric vehicle market as well as supply constrains by a protracted low level of investment in mine expansion, exploration and development of new nickel mine. The Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2018.

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

●    the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses;

●    the classification of financial instruments; and

●    the determination of the functional currency of the Company.

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

New standard IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The adoption of this standard will not result in any impact to the Company’s financial statements.

IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The adoption of these standards and interpretations is not expected to have a material effect on the Company’s future results and financial position.

Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the International Accounting Standards Board (“IASB”) issued a revised version of its Conceptual Framework for Financial Reporting (the Framework), that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (the Amendments) to update references in IFRS Standards to previous versions of the Conceptual Framework. Both documents are effective from January 1, 2020 with earlier application permitted.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective January 2020. The Company is evaluating the impact of the adoption of these amendments.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford West Vancouver, B.C. Director	55	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Burlington, On Director, Chief Executive Officer	59	Director of Era Resources Inc. 2011-2017, Non-Executive Chairman of Security Devices International Inc. 2014-2017, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — 2017, Non-Executive chairman of ZEN Graphene Solution Ltd. 2018-2018.

Mark Fedikow Winnipeg, MB President	66	President of Mount Morgan Resources Ltd. 2001 — present
		Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

Janet Huang NingDe, China Director	41	Head of Internal Audit for Contemporary Amperex Technology Limited (CATL) 2018-Present Investment Manager of CATL, 2016-2018

Gilbert Clark Le Rouret, France Director	49	Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Director of North American Nickel May 2012 - Present, Private Mining & Mining Finance Consultant January 2017 — Present.

John Sabine Toronto, On Director, Chairman	73	Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Christopher Messina New York, NY Director	47	Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

Sarah-Wenjia Zhu Montreal, QC Chief Financial Officer	44	CFO since May 22, 2018, North American Nickel Inc., formerly an investment manager at The Sentient Group 2009-2017; Equity analyst/associate at PE fund and bank 2007-2009; Deloitte China 1998-2003

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2018, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $747 in management fees, paid or accrued a total of $181 in salaries. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2018, the Company paid $131 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has five committees in place:

Audit Committee is made-up of Douglas Ford (Chair), Christopher Messina and Gilbert Clark. The Audit Committee is an operating committee of the board of directors responsible for the oversight of financial reporting and disclosure. On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

Compensation Committee is made up of Christopher Messina (Chair), Douglas Ford and Gilbert Clark. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

Safety Committee is made up of Keith Morrison (Chair), Doug Ford, Gilbert Clark. The purpose of the Safety Committee is to help prevent injury and illness on the job; increase awareness of health and safety issues among workers, supervisors, and managers; and develop strategies to make the work environment safe and healthy.

Technical Oversight Committee is made up of Gilbert Clark (Chair) and Mark Fedikow. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

CSR committee is made of Keith Morrison and Mark Fedikow. The CSR committee is appointed to promote a culture that emphasizes and sets high standards for corporate social responsibility and reviews corporate performance against those standards.

D. Employees.

Effective at December 31, 2018 the Company had seven salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 6,425,000 stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2018 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2018, there were 787,928,500 common shares issued and outstanding, 590,931 preferred shares outstanding, 25,945,500 exercisable options, 257,972,836 warrants which fully diluted is 1,072,437,767.

Name of Beneficial Owner	Amount of Shares		Percent
Principal Holders
Sentient Group GP IV	369,809,820		46.93%
Contemporary Amperex Technology Ltd. (CATL)	200,000,000		25.38%
Officers and Directors
Douglas Ford	557,600	(1)
Keith Morrison	1,033,333
Mark Fedikow	2,517,666	(2)
Gilbert Clark	170,046
John Sabine	1,043,942
Christopher Messina	260,000
Sarah-Wenjia Zhu	40,000
All Officers and Directors as a Group (8 persons)	5,622,587		0.71%

(1) Includes 422,000 shares held through B.W.N. Oil Technologies Inc., 135,600 shares held through Dockside Capital Group Inc.

(2) Includes 1,910,000 shares held through Lee River Resources Ltd.

During 2018, the Company closed a non-brokered private placement equity financing of 233,333,333 units at a price of $0.075 per unit and raised aggregate gross proceeds of $17,500. The Company incurred total share issuance costs of $579, of which $250 is recorded in trade payables at December 31, 2018.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

	December 31,	December 31,	December 31,
	2018	2017	2016
Directors and officers of the Company	$1	$42	$2
Companies controlled by directors of the Company	—	—	—
	$1	$42	$2

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions —

During the year ended December 31, 2018, the Company recorded $174 (2017 - $244), (2016 - $347) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2018, the Company recorded $Nil (2017 - $Nil) (2016 - $16) in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.

(a) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	December 31, 2018	December 31, 2017	December 31, 2016
Geological consulting fees — expensed	104	35	6
Geological consulting fees — capitalized	18	178	44
Management fees — expensed	747	749	756
Salaries - expensed	181	128	103
Share-based payments	192	358	186
Total	1,242	1,448	1,095

a) Transactions with Sentient

On April 19, 2018, Sentient subscribed for 13,333,333 units of the private placement for a total purchase price of $1,000. As of December 31, 2018, Sentient beneficially owns, or exercises control or direction over 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company.

On August 15, 2017, Sentient subscribed for a total of 38,666,666 units under the private placement equity financing transaction for a total net proceeds of $2,900. As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 until August 15, 2019.

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

b) Transaction with CATL

Contemporary Amperex Technology Limited (“CATL”) subscribed for 200,000,000 units of the private placement for a total purchase price of $15,000. At December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

C. Interests of experts and counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2018 that is not otherwise reported in this filing.

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

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2018	0.085	0.030	0.075	0.020
2017	0.095	0.065	0.076	0.043
2016	0.145	0.065	0.11	0.05
2015	0.28	0.08	0.23	0.06
2014	0.23	0.22	0.209	0.209

2018
Fourth Quarter ended December 31, 2018	0.055	0.030	0.040	0.020
Third Quarter ended September 30, 2018	0.075	0.050	0.061	0.038
Second Quarter ended June 30, 2018	0.085	0.060	0.065	0.043
First Quarter ended March 31, 2018	0.085	0.070	0.075	0.055

2017
Fourth Quarter ended December 31, 2017	0.095	0.065	0.076	0.050
Third Quarter ended September 30, 2017	0.085	0.065	0.071	0.050
Second Quarter ended June 30, 2017	0.085	0.065	0.066	0.043
First Quarter ended March 31, 2017	0.095	0.075	0.071	0.054

Last Six Months
March 2019	0.025	0.020	0.025	0.013
February 2019	0.045	0.025	0.033	0.020
January 2019	0.045	0.030	0.037	0.020
December 2018	0.050	0.030	0.036	0.020
November 2018	0.050	0.045	0.040	0.031
October 2018	0.055	0.045	0.040	0.037

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2018 was C$0.03. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2018 was US$0.02.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 6,425,000 common shares were granted. The following table outlines the detail of each grant:

Number of Options	Exercise Price	Grant Date
	(CDN $)

5,725,000	$0.12	February 28, 2018
500,000	$0.12	May 1, 2018
200,000	$0.12	May 4, 2018

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 116,666,664 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

116,666,664	$0.12	April 19, 2018

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

On August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2018 being the eighth year.

On March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres. The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA), which was effective March 14, 2017, with December 31, 2018 being the seventh year.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

●	an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

●	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Mr. Clark also serves on the Audit Committee. He has more than 18 years of industry experience; principally in mining and international resource developments. Since 2010 Mr. Clark has been involved in private equity investments and appraisals primarily in the mining and energy sectors internationally.

B. Code of Ethics

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”) billed the Corporation $33 in the year ended December 31, 2018 ($30 in the year ended December 31, 2017 and $26 in the year ended December 31, 2016)

(b) Audit Related Fees

DMCL billed $ nil for audit related services in the year ended December 31, 2018, 2017 and 2016.

(c) Tax Fees

DMCL billed the Company $1 for the tax year 2018, $1 for the tax year 2017 and $1 for the tax year 2016.

(d) All Other Fees

DMCL billed the Corporation $ nil for services in the year ended December 31, 2018, $15 for services in the year ended December 31, 2017 and $15 for services in the year ended December 31, 2016.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2018 and 2017.

Statements of comprehensive loss for the years ended December 31, 2018, 2017 and 2016.

Statement of changes in shareholders’ equity for the years ended December 31, 2018, 2017 and 2016.

Statements of cash flows for the years ended December 31, 2018, 2017 and 2016.

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

19.1 Management Discussion & Analysis as of April 26, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: May 03, 2019	By:	/s/ Keith Morrison
	Name:	Keith Morrison
	Title:	CEO as duly authorized signatory

Consolidated Financial Statements

For the year ended December 31, 2018

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

● Consolidated Statements of Financial Position

● Consolidated Statements of Comprehensive Loss

● Consolidated Statements of Changes in Equity

● Consolidated Statements of Cash Flows

● Notes to the Consolidated Financial Statements

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

“signed”	“signed”

/s/ Keith Morrison	/s/ Sarah Zhu
President and Chief Executive Officer	Chief Financial Officer

April 26, 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years ended December 31, 2018, 2017 and 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

/s/ DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005.

Vancouver, Canada

April 26, 2019

33 | North American Nickel / YEAR END 2018

Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	Notes	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents		339	398
Short-term investments	4	2,500	2,500
Receivables and other current assets	5	133	242
TOTAL CURRENT ASSETS		2,972	3,140

NON-CURRENT ASSETS
Property, plant and equipment	6	35	49
Exploration and evaluation assets	7	64,479	50,494
Reclamation of deposit	7	14	14
TOTAL NON-CURRENT ASSETS		64,528	50,557
TOTAL ASSETS		67,500	53,697

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	8, 11	556	969
TOTAL CURRENT LIABILITIES		556	969
TOTAL LIABILITIES		556	969

EQUITY
Share capital – preferred	10	591	591
Share capital – common	10	87,947	73,598
Reserve	10	7,749	5,089
Deficit		(29,343)	(26,550)
TOTAL EQUITY		66,944	52,728
TOTAL LIABILITIES AND EQUITY		67,500	53,697

Nature of Operations (Note 1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 26, 2019

“signed”	“signed”

/s/ Keith Morrison	/s/ Doug Ford
Director	Audit Committee Chair

34 | North American Nickel / YEAR END 2018

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars, except loss per share)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Notes	2018	2017	2016

EXPENSES
General and administrative expenses	11, 18	(2,340)	(2,375)	(2,021)
Property investigation		(216)	-	(15)
Amortization	6	(14)	(25)	(42)
Share-based payments	10	(317)	(504)	(309)
		(2,887)	(2,904)	(2,387)
OTHER ITEMS
Interest income		74	32	28
Finance fee	9	-	-	(95)
Interest on capital contribution loan	9	-	-	(265)
Foreign exchange loss		(209)	(7)	(158)
		(135)	25	(490)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,022)	(2,879)	(2,877)

Basic and diluted weighted average number of common shares outstanding		718,248,135	465,929,638	269,778,932

Basic and diluted loss per share		(0.00)	(0.01)	(0.01)

The accompanying notes are an integral part of these Consolidated Financial Statements.

35 | North American Nickel / YEAR END 2018

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars, unless otherwise indicated)

	Notes	Number Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
			$	$	$	$	$
BALANCE AT DECEMBER 31, 2015		207,629,506	50,574	591	5,135	(23,820)	32,480
Net and comprehensive loss		-	-	-	-	(2,877)	(2,877)
Share capital issued through private placement	10	160,000,000	12,000	-	-	-	12,000
Shares issued for fee on loan	9	952,380	95	-	-	-	95
Share-based payments	10	-	-	-	309	-	309
Forfeited/expired options	10	-	-	-	(912)	912	-
Expired warrants	10	-	-	-	(1,813)	1,813	-
Capital contribution interest on loan	9	-	-	-	265	-	265
Capital contribution reallocation on loan settlement	9	-	265	-	(265)	-	-
Share issue costs	10	-	(619)	-	48	-	(571)
BALANCE AT DECEMBER 31, 2016		368,581,886	62,315	591	2,767	(23,972)	41,701

Net and comprehensive loss		-	-	-	-	(2,879)	(2,879)
Share capital issued through private prospectus	10	145,030,833	10,877	-	-	-	10,877
Share capital issued through private placement	10	40,982,448	3,074	-	-	-	3,074
Value allocated to warrants issued	10	-	(2,080)		2,080	-	-
Forfeited/expired options	10	-	-	-	(283)	283	-
Expired warrants	10	-	-	-	(18)	18	-
Share-based payments	10	-	-	-	504	-	504
Share issue costs	10	-	(588)	-	39	-	(549)

BALANCE AT DECEMBER 31, 2017		554,595,167	73,598	591	5,089	(26,550)	52,728

Net and comprehensive loss		-	-	-	-	(3,022)	(3,022)
Share capital issued through private placement	10	233,333,333	17,500	-	-	-	17,500
Value allocated to warrants issued	10	-	(2,572)	-	2,572	-	-
Forfeited/expired stock options	10	-	-	-	(181)	181	-
Expired warrants	10	-	-	-	(48)	48	-
Share-based payments	10	-	-	-	317	-	317
Share issue costs	10	-	(579)	-	-	-	(579)

BALANCE AT DECEMBER 31, 2018		787,928,500	87,947	591	7,749	(29,343)	66,944

The accompanying notes are an integral part of these Consolidated Financial Statements.

36 | North American Nickel / YEAR END 2018

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

		Year Ended	Year Ended	Year Ended
	Notes	December 31, 2018	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES
Loss for the year		(3,022)	(2,879)	(2,877)
Items not affecting cash:
Amortization		14	25	42
Share-based payments		317	504	309
Interest income		(74)	(16)	(28)
Changes in working capital	12	21	(95)	(52)
Other:
Interest received		80	32	30
Finance fee		-	-	95
Interest expense on loan		-	-	265
Net cash used in operating activities		(2,664)	(2,429)	(2,216)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(14,566)	(11,385)	(8,604)
Prior year payables for exploration and evaluation assets		-	-	(87)
Reclamation deposit		-	-	(14)
Short-term investments		-	200	(400)
Purchase of equipment		-	(20)	(3)
Net cash used in investing activities		(14,566)	(11,205)	(9,108)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	17,500	13,951	12,000
Direct financing costs		(329)	(549)	(571)
Net cash provided by financing activities		17,171	13,402	11,429

Change in cash equivalents for the year		(59)	(232)	105
Cash and cash equivalents, beginning of the year		398	630	525
Cash and cash equivalents, at the end of the year		339	398	630

The accompanying notes are an integral part of these Consolidated Financial Statements.

37 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office and principal address is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

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

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 26, 2019.

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

38 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

(c) Basis of consolidation

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

39 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

(f) Restoration and environmental obligations

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

(h) Financial instruments

The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) on a retroactive basis in accordance with the transitional provisions. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The standard promulgates a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. The adoption of IFRS 9 did not result in any change in the carrying values of any of the Company’s financial assets on the transition date; therefore, comparative figures have not been restated.

40 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial asset/liability	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Other receivable	Amortized cost	Amortized cost
Trade payables	Amortized cost	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of comprehensive loss.

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

41 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

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

42 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

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

Standards, Interpretations and Amendments Not Yet Effective:

IFRS 16 - “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The adoption of this standard will not result in any impact to the Company’s financial statements.

43 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The adoption of these standards and interpretations is not expected to have a material effect on the Company’s future results and financial position.

Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the International Accounting Standards Board (“IASB”) issued a revised version of its Conceptual Framework for Financial Reporting (the Framework), that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (the Amendments) to update references in IFRS Standards to previous versions of the Conceptual Framework. Both documents are effective from January 1, 2020 with earlier application permitted.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to International Accounting Standard (“IAS”) 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective January 1, 2020. The Company is evaluating the impact of the adoption of these amendments.

3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $64,479 carrying value at December 31, 2018, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at the Manniitsoq Project, or alternatively, upon the Company’s ability to dispose of its interest therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

44 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at December 31, 2018.

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

4. SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. During the year ended December 31, 2018, the instrument was yielding an annual interest rate range of 1.55% (December 31, 2017 - 1.10%).

5. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2018 is detailed in the table below:

	December 31, 2018	December 31, 2017
Sales taxes receivable	75	143
Interest receivable	10	16
Other current assets	48	83
	133	242

Other current assets is comprised of prepaid expenses.

45 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

6. PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2018 and 2017:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2016	47	10	136	193
Additions	20	-	-	20
Balance – December 31, 2017 and 2018	67	10	136	213

Accumulated Depreciation
Balance – December 31, 2016	32	7	100	139
Depreciation	6	1	18	25
Balance – December 31, 2017	38	8	118	164
Depreciation	5	1	8	14
Balance – December 31, 2018	43	9	126	178

Carrying Amount
As at December 31, 2016	15	3	36	54
As at December 31, 2017	29	2	18	49
As at December 31, 2018	24	1	10	35

46 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

7. EXPLORATION AND EVALUATION ASSETS

	Canada			US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance,December31, 2017	278	214	-	6	36	534
Acquisition costs – cash	10	8	42	2	6	68
Balance, December 31, 2018	288	222	42	8	42	602

Exploration
Balance, December 31, 2017	1,138	187	-	-	48,635	49,960
Administration	2	2	1	-	486	491
Camp operations	-	-	-	-	2,943	2,943
Corporate social responsibility	1	1	-	-	58	60
Drilling expenses	219	-	-	-	4,270	4,489
Environment, health and safety	-	-	-	-	135	135
Geology	40	17	20	-	662	739
Geophysics	29	-	1	-	824	854
Infrastructure	-	-	-	-	31	31
Helicopter charter aircraft	-	-	-	-	4,138	4,138
Property maintenance	2	2	-	-	18	22
Technical studies	-	-	-	-	15	15
	293	22	22	-	13,580	13,917
Balance, December 31, 2018	1,431	209	22	-	62,215	63,877
Total, December 31, 2018	1,719	431	64	8	62,257	64,479

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2016	268	206	3	20	497
Acquisition costs – cash	10	8	3	16	37
Balance, December 31, 2017	278	214	6	36	534

Exploration
Balance, December 31, 2016	1,085	173	-	36,587	37,845
Administration	2	-	-	516	518
Corporate social responsibility	-	-	-	37	37
Drilling expenses	-	-	-	3,337	3,337
Environment, health and safety	-	-	-	99	99
Camp operations	-	-	-	3,004	3,004
Helicopter charter aircraft	-	-	-	3,058	3,058
Geology	48	14	-	691	753
Geophysics	2	-	-	1,014	1,016
Infrastructure	-	-	-	255	255
Property maintenance	-	-	-	7	7
Technical studies	1	-	-	30	31
	53	14	-	12,048	12,115
Balance, December 31,2017	1,138	187	-	48,635	49,960
Total, December 31, 2017	1,416	401	6	48,671	50,494

47 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, totalling $10 during the year ended December 31, 2018 (December 31, 2017 - $10), the total of which will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2018, the Company incurred exploration expenditures totalling $293 (December 31, 2017 - $53) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum, totalling $8 during the year ended December 31, 2018, (December 31, 2017 - $8), the total of which will be deducted from any payments to be made under the NSR arrangement.

During the year ended December 31, 2018, the Company incurred $22 (December 31, 2017 - $14) in exploration and license related expenditures on the Halcyon Property.

Quetico

On April 26, 2018, the Company acquired certain claims known as Quetico located within the Sudbury Mining District of Ontario. During the year ended December 2018, the Company incurred total acquisition and exploration related costs of $64 (December 31, 2017 - $nil).

The Company had no minimum required exploration commitment for the year ended December 31, 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2020 is $324 should the Company maintain the current size of the claims.

During the year ended December 31, 2018, the Company spent a total of $2 (December 31, 2017 - $3) in license related expenditures on the Section 35 Property.

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area comprised of a number of acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

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

48 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the year ended December 31, 2018, the Company spent an aggregate of $13,586 (December 31, 2017 - $12,064) in exploration and license related expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui and Carbonatite Licenses. Further details on the licenses and related expenditures are outlined below.

Sulussugut License (2011/54)

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

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License. The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the required minimum exploration expenditures for the year ended December 31, 2017 was DKK 44,374 (approximately $8,955). As of December 31, 2018, the Company has spent $55,732 on exploration costs for the Sulussugut License.

To December 31, 2018, the Company has completed all obligations with respect to required reduction of the area of the license.

During the year ended December 31, 2018, the Company had approved exploration expenditures of DKK 79,604 (approximately $16,342) which results in the total carried credits for the Sulussugut License at DKK 326,111 (approximately $66,951).

The Company had no minimum required exploration for the year ended December 31, 2018. During the year ended December 31, 2018, the Company spent a total of $10,795 (December 31, 2017 - $11,079) in exploration and license related expenditures on the Sulussugut License.

Ininngui License (2012/28)

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

To December 31, 2018, the Company’s expenditures exceeded the minimum requirement and the Company has a total cumulative credit of DKK 35,509 (approximately $7,290). The credits may be carried forward until December 31, 2021.

The Company had no minimum required exploration for the year ended December 31, 2018. As of December 31, 2018, the Company has spent $5,121 on exploration costs for the Ininngui License.

49 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements For the year ended December 31, 2018 (Expressed in thousands of Canadian dollars, except per share amounts)

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2018, the Company has not used the procedure for the license.

During the year ended December 31, 2018, the Company spent a total of $1,423 (December 31, 2017 - $985) in exploration and license related expenditures on the Ininngui License.

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $7 (DKK 31) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year. As of December 31, 2018, the Company has spent $1,362 on exploration costs for the Carbonatite License.

During the year ended December 31, 2018, the Company spent a total of $1,369 in exploration and license related expenditures (December 31, 2017 - $Nil) for the Carbonatite License.

The Company had a minimum required exploration obligation of DKK 269 (approximately $55) for the year ended December 31, 2018. To December 31, 2018, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 9,840 (Approximately $2,018). The credit may be carried forward until December 31, 2021.

8. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
Trade payables	477	813
Amounts due to related parties (Note 11)	1	42
Accrued liabilities	78	114
	556	969

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

50 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

10. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a) Common shares issued and outstanding

2018

On April 19, 2018, the Company closed a non-brokered private placement equity financing of 233,333,333 units at a price of $0.075 per unit and raised aggregate gross proceeds of $17,500. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.12 for a period of 24 months from its date of issuance. The Company incurred total share issuance costs of $579, of which $250 is recorded in trade payables at December 31, 2018. The Company allocated a $2,572 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

Contemporary Amperex Technology Limited (“CATL”) subscribed for 200,000,000 units of the aforementioned private placement for a total purchase price of $15,000. At December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

Sentient subscribed for 13,333,333 units of the aforementioned private placement for a total purchase price of $1,000. At December 31, 2018, Sentient beneficially owns, or exercises control or direction over 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company.

As at December 31, 2018, the Company has 787,928,500 common shares issued and outstanding, (December 31, 2017 – 554,595,167).

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

51 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

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

On July 21, 2016, the Company closed a private placement of 92,668,907 units at a price of $0.075 per unit for gross proceeds of $6,950. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until July 21, 2018. Share issuance costs of $571 were incurred in connection with the private placement. The Company also issued 1,203,695 agent’s warrants, exercisable at $0.075 per warrant until July 21, 2018. The Company allocated a fair value of $48 to the agent’s warrants using the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.57% and an expected volatility of 91.06%. The Company also granted the agent an overallotment option, which expired unexercised.

On September 12, 2016, the Company closed a private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,050. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until September 12, 2018.

b) Preferred shares issued and outstanding

As at December 31, 2018, December 31, 2017 and December 31, 2016, there are 590,931 series 1 preferred shares outstanding.

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

52 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

c) Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	176,175,413	0.12	95,982,036	0.15	27,738,344	0.49
Issued	116,666,664	0.12	94,971,721	0.12	81,203,692	0.12
Cancelled / Expired	(34,869,241)	0.12	(14,778,344)	0.30	(12,960,000)	0.71
Outstanding, end of year	257,972,836	0.12	176,175,413	0.12	95,982,036	0.15

At December 31, 2018, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
72,515,414	June 8, 2019	0.12	0.12
1,965,083	June 8, 2019	0.075	0.00
46,334,451	July 21, 2019[1,2]	0.12	0.10
20,491,224	August 15, 2019	0.12	0.05
116,666,664	April 19, 2020	0.12	0.59
257,972,836			0.86

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2018, the Company’s common shares have not met the criterion for acceleration.

2 On September 1, 2018, the TSXV approved an extension of the term of the warrants from July 21, 2018 to July 21, 2019. All other terms, including the exercise price, remain the same.

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

53 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

A summary of option activity under the Plan during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of year	20,720,500	0.23	12,823,000	0.30	9,872,500	0.37
Issued	6,425,000	0.12	9,137,500	0.12	6,058,000	0.21
Cancelled / Expired	(1,200,000)	0.18	(1,240,000)	0.24	(3,107,500)	0.34
Outstanding, end of year	25,945,500	0.18	20,720,500	0.23	12,823,000	0.30

During the year ended December 31, 2018, the Company granted 6,425,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of option granted amounted to $317 and was recorded as a share-based payments expense.

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

The fair value of stock options granted and vested during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 was calculated using the following assumptions:

	December 31, 2018	December 31, 2017	December 31, 2016
Expected dividend yield	0%	0%	0%
Expected share price volatility	96.9% - 101%	66.6% - 100.6%	111% - 113%
Risk free interest rate	2.04% – 2.17%	1.17% – 1.80%	0.68% - 0.79%
Expected life of options	5 years	5 years	5 years

54 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

Details of options outstanding as at December 31, 2018 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
2,440,000	2,440,000	Jul 9, 2019	0.62	0.05
200,000	200,000	Aug 27, 2019	0.37	0.01
100,000	100,000	Sep 26, 2019	0.26	0.00
350,000	350,000	Nov 5, 2019	0.21	0.01
1,000,000	1,000,000	Dec 19, 2019	0.22	0.04
900,000	900,000	Feb 3, 2020	0.275	0.04
450,000	450,000	Oct 5, 2020	0.20	0.03
5,443,000	5,443,000	Jan 28, 2021	0.21	0.44
7,637,500	7,637,500	Feb 21, 2022	0.12	0.93
1,000,000	1,000,000	Dec 20, 2022	0.12	0.15
5,725,000	5,725,000	Feb 28, 2023	0.12	0.92
500,000	500,000	May 1, 2023	0.12	0.08
200,000	200,000	May 4, 2023	0.12	0.03
25,945,500	25,945,500			2.73

e) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2018 the Company recorded $317 of share-based payments (December 31, 2017 - $504) (December 31, 2016 - $309) to the reserve. During the year ended December 31, 2018, the Company transferred $229 (December 31, 2017 - $301) (December 31, 2016 - $2,725) to deficit for expired options and warrants.

During the year ended December 31, 2016, the Company initially recorded an amount of $265 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement.

11. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 8):

	December 31, 2018	December 31, 2017
Directors and officers of the Company	1	42

Total	1	42

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a) Related party transactions

2018

As of December 31, 2018, Sentient beneficially owns 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding common shares. Note 10(a).

55 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

As of December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company. Note 10(a).

During the year ended December 31, 2018, the Company recorded $174 (2017 - $244), (2016 - $347) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2018, the Company recorded $Nil (2017 - $Nil) (2016 - $16) in rent and utilities expense to VMS Ventures Inc. a company that was previously a significant shareholder through common directors, which was included in general and administrative expense.

2017

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

2016

During the year ended December 31, 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95. The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $265 was booked to capital contribution reserve. Note 9.

During the year ended December 31, 2016, Sentient acquired 120,428,939 common shares. The common shares were acquired as to 952,380 common shares at a fair value of $95 as a finance fee and 119,476,559 common shares as part of the private placements at a price of $8,960.

(b) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	December 31, 2018	December 31, 2017	December 31, 2016
Geological consulting fees – expensed	104	35	6
Geological consulting fees – capitalized	18	178	44
Management fees – expensed	747	749	756
Salaries - expensed	181	128	103
Share-based payments	192	358	186
Total	1,242	1,448	1,095

56 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2018, 2017 and 2016 are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Decrease (increase) in accounts receivables and current assets	84	(162)	36
Decrease (increase) in prepaid expenses	19	46	(73)
(Decrease) increase in trade payables and accrued liabilities	(82)	21	(15)
Total changes in working capital	21	(95)	(52)

During the year ended December 31, 2018, the Company:

i)	transferred $229 from reserve to deficit;
ii)	recorded $250 of share issuance costs in trade payables; and
iii)	recorded $186 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2017, the Company:

i)	transferred $301 from reserve to deficit;
ii)	recorded $39 in fair value of options to share issuance costs;
iii)	recorded $61 in fair value of agent’s warrants to share issuance costs; and
iv)	recorded $767 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2016, the Company:

i)	recorded $265 to reserves, which was subsequently reallocated to share capital and amortized as interest expense over the term of the Loan;
ii)	transferred $2,725 from reserve to deficit;
iii)	recorded $48 in fair value of agent’s warrants to share issuance costs; and
iv)	recorded $34 in accrued exploration and evaluation expenditures.

13. COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2 stipend per month for independent directors and $3 stipend per month for the chairman of the board, and $2.5 for committee chairman.

ii)	Management fees: $31 per month effective June 2018.

Effectively on June 1, 2018, the Company has changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into service agreement with his company.

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

57 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

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

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2018 was 1.3630 USD to CAD, 1.5598 EUR to CAD and 0.2089 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $9 (2017 - $571) and $79 in USD currency (2017 - $56).

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

58 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

The following table shows the Company’s contractual obligations as at December 31, 2018:

As at December 31, 2018	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade and accrued liabilities	556	-	-	556
	556	-	-	556

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

	As at December 31,
	2018	2017
Equity	66,944	52,728
Current liabilities	556	969
	67,500	53,697
Cash and cash equivalents	(339)	(398)
Short term investments	(2,500)	(2,500)
	64,661	50,799

15. FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes six levels to classify the inputs to valuation techniques used to measure the fair value.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 7). The Company’s geographic segments are as follows:

59 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

	December 31, 2018	December 31, 2017
Equipment
Canada	11	19
Greenland	24	30
Total	35	49

	December 31, 2018	December 31, 2017
Exploration and evaluation assets
Canada	2,214	1,817
Greenland	62,257	48,671
United States	8	6
Total	64,479	50,494

17. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Net loss	$(3,022)	$(2,879)
Statutory tax rate	27%	26.0%
Expected income tax recovery at the statutory tax rate	(816)	(749)
Permanent differences and other	62	(2)
Effect of change in tax rates	(132)
Change in valuation allowance	886	751
Net deferred Income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Exploration and evaluation assets	$65	$18
Loss carry-forwards	3,823	3,048
Share issuance costs	293	237
Cumulative eligible capital	34	32
Equipment	98	93
	4,313	3,428
Valuation allowance	(4,313)	(3,428)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$696	$-	$-	$-
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637
2038	2,923
No expiry	-	57	50,575	912
	$14,103	$57	$50,575	$912

60 | North American Nickel / YEAR END 2018

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018

(Expressed in thousands of Canadian dollars, except per share amounts)

18. GENERAL AND ADMINISTRATIVE EXPENESS

Details of the general and administrative expenses by nature are presented in the following table:

	December 31, 2018	December 31, 2017	December 31, 2016
Consulting fees	373	343	218
Professional fees	142	129	128
Management fees	733	715	756
Investor relations	187	239	221
Filing fees	79	106	77
Salaries and benefits	474	439	290
General office expenses	352	404	331
Total	2,340	2,375	2,021

61 | North American Nickel / YEAR END 2018