Form 20-F
period 2019-12-31
North American Nickel Inc.
filed 2020-05-28
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

666 Burrard Street, Suite 2500, Vancouver, BC, Canada, V6C 2X8
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

88,756,450 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015. The information presented below for the five year period ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”. All financial information is expressed in Canadian dollars and Danish Krones (“DKK”), except amounts in the table that are expressed in thousands of Canadian dollars and thousands of DKK, and except as otherwise indicated.

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010. The Company’s principal business activity is the exploration of natural resource properties.

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2019, 2018, 2017, 2016 and 2015.

(Expressed in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31
	2019	2018	2017	2016	2015
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(28,859)	(3,022)	(2,879)	(2,877)	(2,389)
Comprehensive loss	$(28,859)	(3,022)	(2,879)	(2,877)	(2,389)

Loss per share from operations	$(0.36)	(0.04)	(0.06)	(0.11)	(0.13)

Share capital	$89,597	88,538	74,189	62,906	51,165
Common shares issued	88,690,791	78,792,860	55,459,527	36,858,189	20,762,950
Weighted average shares outstanding	79,152,786	71,824,814	46,592,964	26,977,893	18,838,451

Total assets	$40,039	67,500	53,697	41,882	32,729

Net assets (liabilities)	$39,431	66,944	52,728	41,700	32,480

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$0.7536	0.7718	0.7704	0.7822	0.7822

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
October 2019	$0.7659	0.7502
November 2019	$0.7606	0.7515
December 2019	$0.7699	0.7518
January 2020	$0.7710	0.7557
February 2020	$0.7562	0.7447
March 2020	$0.7487	0.6898
April 2020	$0.7192	0.7034

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

The company will need to demonstrate performance in order to attract additional capital. As the mineral exploration business has a high element of chance associated with it, it is possible that none of the current properties will have any value. The capital markets could perceive this to be a demonstration of poor performance,and be unwilling to provide additional funds. Should this happen, shareholders will incur significant losses.

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

We may issue additional shares of our common stock in future financings, or grant stock options to our employees, officers, directors, and consultants under our stock incentive plan. Any such issuances could have the effect of depressing the market price of our common stock, and, in any case, would dilute the percentage ownership interests in our company of our shareholders. In addition, we could issue securities having rights, preferences and privileges senior to those of our common shares. This could depress the value of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company.

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. On October 2, 2019, the Board of Directors and management completed a consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidation shares for one post-consolidation share. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

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

On May 4, 2018, the Company acquired new properties, Ikertoq, mineral licence No. 2018/31 and Carbonatite, mineral licence No. 2018/21 located on the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland. The Ikertoq licences was relinquished as at December 31, 2018.

On September 18, 2018, the Company has completed its 2018 exploration and drilling program with a total of 14,287.6 metres of drilling at the Company’s 100% owned Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland.

On May 15, 2019, the Company acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario, and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties are part of the company’s strategy to develop a pipeline of new nickel projects.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel Property located 30 km northwest of Timmins.

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

As of December 31, 2019, the Company has spent $55,960,762 and $5,158,454 on exploration costs for the Sulussugut License and Ininngui License, respectively.

Effective May 4, 2018, the Company was granted an new exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year. As of December 31, 2019, the Company has spent $1,486,940 on exploration costs for the Carbonatite License.

The Ikertoq License was granted in May 2018 for exclusive exploration rights of an area located near Kangeriussaq in West Greenland. As of December 31, 2018, the license was relinquished due to no further plans to carry exploration work.

As of December 31, 2019, management has assessed the exploration and evaluation assets for impairment. Accordingly, management believed that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq Property exceeds its recoverable amount. As a result, management determined the Maniitsoq Property should be impaired by $26,499,159 and its recoverable amount is $36,149,667. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

On January 4, 2016, the Company made and entered into a 10 year Metallic Minerals Lease with the Michigan Department of Natural Resources for an area covering approximately 320 acres. At the end of 2019 year, management of the Company made a decision to relinquish the mineral lease.

On June 8, 2017 the Company closed a brokered placement through a prospectus and issued 14,503,083 units (post-consolidation) at a price of $0.075 per unit for gross proceeds of $10,877. The Company also issued 196,509 warrants (post-consolidation) at a price of $0.075 per unit for an agent fee to Paradigm as per the Company’s prospectus.

On August 15, 2017 the Company closed a non-brokered private placement and issued 4,098,255 units (post-consolidation) at a price of $0.075 per unit for gross proceeds of $3,073,684.

On April 19, 2018 the Company closed a non-brokered private placement and issued 23,333,333 units (post-consolidation) at a price of $0.075 per unit for gross proceeds of $17,500,000

On October 2, 2019, the Board of Directors and Management completed a consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidation shares for one post-consolidated share.

On December 18, 2019, the Company completed a bought deal private placement issuing of 2,224,666 flow-through common shares of the Company at a price of $0.18 per flow-through Share and 7,373,265 common share units at a price of $0.18 per unit for gross proceeds of $1,727,628.

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
Hydro watershed
NORTH AMERICAN NICKEL INC.
West Greenland
GREENLAND PROJECT and LICENSE LOCATION MAP
WGS84 UTM Z22N
19-Apr-2018

The Maniitsoq property consists of four exploration licences, No. 2011/54 (2,689 km2), No. 2012/28 (296 km2), No. 2018/21 (63 km2) and No 2018/31 (33 km2). The property is centered on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. The Ikertoq license (2018/31) was later relinquished and the costs were expensed as at December 31, 2018. The property is subject ot a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

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

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54(the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2019 being the ninth year.

The Company had a minimun required exploration commitment of DKK 44,755,600 ($8,905,514) for the year ended December 31, 2019. The annual license fee on the Sulussagut License for year 9 and forwards is approximately DKK40,400. Details of required work expenditures and accrued work credits are tabulated and given below.

Sulussugut License — 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2014	2015	2016	2017	2018	2019
Fixed amount	313	317	—	650	659	656
2689 km2 of DKK 7.830 per km2	21,055	—	—
2689 km2 of DKK 7.940 per km2		21,351	—
2689 km2 of DKK 16.260 per km2				43,723
2689 km2 of DKK 16.500 per km2					44,369
2689 km2 of DKK 16.400 per km2						44,100

Exploration obligation	21,368	21,668	—	44,374	—	44,755
Approved exploration expenditures	55,509	59,150	61,109	85,094	79,604	1,724
Exploration obligation	(21,368)	(21,668)	—	—	—	(44,755)
Credit from previous year	28,681	62,822	100,304	161,413	246,507	326,111

Total Credit DDK	62,822	100,304	161,413	246,507	326,111	283,080

Average Annual Rate DDK to CAD	0.1968	0.1901	0.1969	0.1968	0.2053	0.1990

The accumulated exploration credits held at the end of 2019, DKK 283,080,453 (approximately $56,333,010) can be carried forward as follows:

Carry forward period:

a)   DKK 203,476,089    from 2017 until December 31, 2021

b)   DKK 79,604,364    from 2018 until December 31, 2021

The company has fulfilled the minimum exploration requirements and Sulussugut Licenses area was not reduced in 2019

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Company paid a license fee of DKK 32,000 upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The application for another 5 year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 3, 2017, with December 31, 2019 being the eighth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2014	2015	2016	2017	2018	2019
Fixed amount	313	318	323	—	659	656
265 km2 of DKK 7.830 per km2	2,075
296 km2 of DKK 7.940 per km2		2,350
296 km2 of DKK 8.080 per km2			2,392
296 km2 of DKK 16.500 per km2				—	4,884
296 km2 of DKK 16.400 per km2						4,854

Exploration obligation	2,388	2,668	2,715	—	—	5,510
Total Credits Available
Approved exploration expenditures	5,470	6,276	6,790	9,367	10,465	283
Exploration obligation	(2,388)	(2,668)	(2,715)	—	—	(5,510)
Credit from previous year	4,902	7,984	11,592	15,667	25,044	35,509

Total Credit DDK	7,984	11,592	15,667	25,044	35,509	30,282

Average Annual Rate DDK to CAD	0.1968	0.1901	0.1969	0.1968	0.2053	0.1990

Carry forward period:

a)   DKK 19,816,698    from 2017 until December 31, 2021

b)   DKK 10,465,154    from 2018 until December 31, 2021

The Company has fulfilled the minimum exploration requirements and the Ininngui license are was not reduced in 2019.

The annual license fee on the Ininngui license for year 8 and forward is approximately DKK 41,000.

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

During the period 2011 to 2018, the Company has carried out extensive exploration drilling programs on the Maniitsoq property to search for Ni-Cu-Co-PGM sulphide deposits. Cumulative exploration expenditures totaled C$62.6 million as of December 31, 2019. The property was impaired by $26.5 million and it recoverable amount is approximately $36M as of December 31, 2019.

A NI 43-101 compliant Technical Report and updated 43-101 compliant Technical Report, both completed by J. F. Ravenelle and L. Weiershäuser, were completed in March 2016 and March 2017, respectively. Both reports were filed on SEDAR.

In 2017, the Company implemented an $11.1 million exploration program consisting of 8,767 metres of diamond drilling in 23 holes, two regional and four detailed induced polarisation (IP) surveys covering 13km2, surface and borehole electromagnetic (EM) surveys, borehole gyro, optical televiewer and physical properties surveys, a comprehensive review of geochemistry and petrology of the noritic intrusions, a surface geology sampling and mapping program, and 3D modeling of the mineral zones.

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

New Mineral License – Carbonatite and Ikertoq (Greenland Mineral Exploration Licenses 2018/21and 2018/31)

On May 4, 2018 the Company was awarded an exploration license (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2019 being the second year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Carbonatite License 2018/21 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2017	2018	2019
Fixed amount	-	165	164
63 km2 of DKK 1.650 per km2		104
63 km2 of DKK 1.640 per km2			103
Exploration obligation	-	269	267

Approved exploration expenditures	-	10,099	934
Exploration obligation		-	(267)
Credit from previous year	-	-	9,830

Total Credit DKK	-	9,830	10,497

Average Annual Rate DKK to CAD		0.2053	0.1990

Carry forward period:

a)   DKK 9,830,021 from 2018 until December 31, 2022

b)   DKK 666,501 from 2019 until December 31, 2023

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

As at the date of this MD&A, the company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Quetico: During FY 2018, the Company acquired 809 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256. Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared. An application has been lodged with the Mining Lands Administration of the Ontario Government to extend the tenure of the claim blocks due to impact from COVID-19 on implementation of exploration work.

US Nickel Property

Section 35: On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

At the end of 2019 year, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan. The reclamation deposit was reallocated to receivables at December 31, 2019 and received subsequent to year end.

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

The Company will continue in the exploration business and the development of its camp scale Maniitsoq Project in south-western Greenland and the Post Creek Property in Sudbury, Ontario. In addition, the company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline.

Net loss of $28,859,111 in FY 2019 was higher by $25,837,256 compared to a loss of $3,021,855 in FY 2018. The higher loss in FY 2019 was mainly driven by impairment of exploration and evaluation assets, and lower interest income offset by lower property investigation costs, lower foreign exchange loss and lower general and administrative expenses during FY 2019, compared to FY 2018.

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2019 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

At the end of FY 2019, the Company had working capital of $746,049 (FY 2018 - $2,416,411) and reported accumulated deficit of $54,340,875 (FY 2018 - $29,343,420). The Company will require additional funds to continue its planned operations and meet its obligations.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

As at December 31, 2019, the Company had $1,097,856 in available cash, cash equivalents and short-term investments.

On December 18, 2019, the company closed a non-broken private placement equity financing for gross proceed of $1,727,628

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

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2019.

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

Significant judgments, estimates and assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

●	the recoverability of exploration and evaluation assets;
●	estimates regarding restoration provisions;
●	valuation of share-based compensation; and
●	assessment of the Company’s ability to continue as a going concern.

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

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/ liability	Classification
Cash	FVTPL
Short term investments	FVTPL
Other receivable	Amortized cost
Trade payables	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

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

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the Statement of Comprehensive Loss.

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

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”). Upon renouncement by the Company of the tax benefits associated with the related expenditures, a flow-through share premium liability is recognized and the liability will be reversed as eligible expenditures are made. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability.

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

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the period is disclosed separately as flow-through share proceeds, if any.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

New Standards, Interpretations and Amendments Effective This Year:

IFRS 16 - "Leases"

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a "right-of-use asset" for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019. The adoption of this standard did not result in any impact to the Company’s financial statements as the Company has not entered into any lease arrangements.

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

The adoption of these interpretations did not result in any impact to the Company’s financial statements.

Future Accounting Changes

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Corporation	Age	During the Past Five Years

Douglas E. Ford West Vancouver, B.C. Director	56	Director since September 10, 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Keith Morrison Burlington, On Director, Chief Executive Officer	60	Director of Era Resources Inc. 2011-2017, Non-Executive Chairman of Security Devices International Inc. 2014-2017, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — 2017, Non-Executive chairman of ZEN Graphene Solution Ltd. 2018-2018.

Mark Fedikow Winnipeg, MB President	67	President of Mount Morgan Resources Ltd. 2001 — present
		Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

Janet Huang NingDe, China Director	42	Head of Internal Audit for Contemporary Amperex Technology Limited (CATL) 2018-Present Investment Manager of CATL, 2016-2018

Gilbert Clark Le Rouret, France Director	50	Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Director of North American Nickel May 2012 - Present, Private Mining & Mining Finance Consultant January 2017 — Present.

John Sabine Toronto, On Director, Chairman	74	Counsel to Bennett Jones LLP 2013-Present, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-Present, and Seabridge Gold Inc. 2014-Present, Chairman, North American Nickel Inc. 2014-Present.

Christopher Messina New York, NY Director	48	Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

Charles Riopel Montreal, QC	53	founder and managing partner at Latitude 45, a mining private equity fund; board member of Aligo Innovation, Meridian Mining SA and the Foundation of Greater Montreal.

Sarah-Wenjia Zhu Montreal, QC Chief Financial Officer	45	CFO since May 22, 2018, North American Nickel Inc., formerly an investment manager at The Sentient Group 2009-2017; Equity analyst/associate at PE fund and bank 2007-2009; Deloitte China 1998-2003

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2019, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $746,520 in management fees, paid or accrued a total of $185,250 in salaries. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2019, the Company paid $146,250 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options.

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

The Board has five committees in place:

Audit Committee is made-up of Douglas Ford (Chair), Christopher Messina and Charles Riopel. The Audit Committee is an operating committee of the board of directors responsible for the oversight of financial reporting and disclosure. On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

Compensation Committee is made up of Christopher Messina (Chair), Douglas Ford and Gilbert Clark. In addition to salary, the compensation committee determines the level of stock option compensation and stock warrants granted within the corporation.

Technical Oversight Committee is made up of Gilbert Clark (Chair) Keith Morrison and Charles Riopel. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

Corporate Governance Committee is made up of Douglas Ford (Chair), Gilbert Clark and Janet Huang. The Corporate Governance Committee is responsible for reviewing and specifying the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the company.

Compliance/Disclosure Committee is made up of Charles Riopel (Chair) and Keith Morrison. The purpose of the Compliance Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Compliance Committee meet on a regular basis to oversee the dissemination of all corporate material.

D. Employees.

Effective at December 31, 2019 the Company had six salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 2019, no stock options were granted to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares at December 31, 2019 by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of December 31, 2019, there were 88,690,791 common shares issued and outstanding, 65,659 preferred shares outstanding, 2,130,550 exercisable options, 15,651,397 warrants which fully diluted is 106,538,397.

Name of Beneficial Owner	Number of Shares (post-consolidation)		Percent
Principal Holders
Sentient Group GP IV	36,980,982		41.70%
Contemporary Amperex Technology Ltd. (CATL)	22,944,444		25.87%
Officers and Directors
Douglas Ford	289,960	(1)
Keith Morrison	443,333
Mark Fedikow	301,767	(2)
Gilbert Clark	48,432
John Sabine	541,059
Christopher Messina	21,000
Sarah-Wenjia Zhu	199,000
Charles Riopel	57,470
All Officers and Directors as a Group (8 persons)	1,902,021		2.15%

(1) Includes 42,200 shares held through B.W.N. Oil Technologies Inc., 153,560 shares held through Dockside Capital Group Inc.

(2) Includes 191,000 shares held through Lee River Resources Ltd.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. Share capital outstanding prior to the share consolidation was 787,928,500 common shares and 78,792,860 on a post-consolidation basis.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. The Company incurred total share issuance costs of $343,639.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2019	2018	2017
Directors and officers of the Company	$38	$1	$42
Related company	131	—	—
	$169	$1	$42

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advancement represent other receivable included in current assets as well as investment in a private company.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2019	2018	2017
Due from related party	$95	$—	$—
Advancement	24	—	—

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with a private company (“private co”) incorporated in Ontario in which certain directors and officers of the Company also hold offices and minority investments.

Concurrent with the MOU, the Company subscribed for 2,400,000 common shares of private co at $0.01, for a total investment of $24,000. The Company’s investment will constitute a 9.64% holding in private co and includes a provision that will give the Company the right to nominate two directors to the board of directors of private co. To December 31, 2019, the Company’s investment has been classified as an advance as private co has not issued the common shares certificate. Private co will also issue the Company a non-transferable share purchase warrant (the “Warrant”), entitling the Company to purchase common shares of private co up to 15% of the capital of private co upon payment of US $10 million prior to the fifth anniversary of the date of issue. To December 31, 2019, private co has not issued the final form of the Warrant to the Company.

Subsequent to December 31, 2019, the Company entered into a Management and Technical Services Agreement (the “Services Agreement”) with private co, whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to private co during the due diligence stage of the contemplated arrangement. At December 31, 2019, the Company has charged private co and recorded $95,415 in due from the private co.

Related party transactions —

During the year ended December 31, 2019, the Company recorded $370,127 (2018 - $174,224), (2017 - $244,285) in fees charged by a legal firm in which the Company’s chairman is a consultant.

(a) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Geological consulting fees — expensed	136	104	35
Geological consulting fees — capitalized	-	18	178
Management fees — expensed	747	747	749
Salaries - expensed	185	181	128
Share-based payments	-	192	358
Total	1,068	1,242	1,448

a) Transactions with Sentient

As of December 31, 2019, Sentient beneficially owns 36,980,982 common shares on a post-consolidation basis constituting approximately 41.70% of the currently issued and outstanding common shares.

On April 19, 2018, Sentient subscribed for 1,333,333 units on a post-consolidation basis of the private placement for a total purchase price of $1,000,000. As of December 31, 2018, Sentient beneficially owns, or exercises control or direction over 36,980,982 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company on a post-consolidation basis.

On August 15, 2017, Sentient subscribed for a total of 3,866,666 units on a post-consolidation basis under the private placement equity financing transaction described in Note 9 for a total net proceeds of $2,900,000. As part of the subscription, Sentient was granted 1,933,333 common share purchase warrants exercisable at $1.20 on a post-consolidation basis until August 15, 2019.

On June 8, 2017, Sentient acquired 9,466,666 units on a post-consolidation basis in the equity financing as described in Note 9 for net proceeds of $7,100,000. As part of the Offering, Sentient was granted 4,733,333 common share purchase warrants exercisable at $1.20 on a post-consolidation basis until June 8, 2019.

As of December 31, 2017, Sentient beneficially owns 35,647,649 common shares constituting approximately 64.27% of the currently issued and outstanding Common Shares on a post-consolidation basis.

b) Transaction with CATL

On December 18, 2019, Contemporary Amperex Technology Limited (“CATL”) subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021. As of December 31, 2019, CATL beneficially owns 22,944,444 common shares on a post-consolidation basis constituting approximately 25.87% of the currently issued and outstanding shares of the Company.

On March 29, 2018, CATL subscribed for 20,000,000 (post-consolidation) units of the private placement for a total purchase price of $15,000. At December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

C. Interests of experts and counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and our financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

The Company is not aware of any significant change since December 31, 2018 that is not otherwise reported in this filing.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006 our common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN” on the TSX-V Venture Exchange. The table below sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTC in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months. Note this trading data does not take into effect the 10-old for 1-new reverse split effected on October 4, 2019.

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2019	0.40	0.10	0.372	0.023
2018	0.085	0.030	0.075	0.020
2017	0.095	0.065	0.076	0.043
2016	0.145	0.065	0.11	0.05
2015	0.28	0.08	0.23	0.06

2019
Fourth Quarter ended December 31, 2019	0.225	0.10	0.165	0.023
Third Quarter ended September 30, 2019	0.35	0.15	0.285	0.10
Second Quarter ended June 30, 2019	0.25	0.15	0.188	0.06
First Quarter ended March 31, 2019	0.40	0.20	0.372	0.13

2018
Fourth Quarter ended December 31, 2018	0.055	0.030	0.040	0.020
Third Quarter ended September 30, 2018	0.075	0.050	0.061	0.038
Second Quarter ended June 30, 2018	0.085	0.060	0.065	0.043
First Quarter ended March 31, 2018	0.085	0.070	0.075	0.055

Last Six Months
April 2020	0.10	0.075	0.0625	0.045
March 2020	0.13	0.06	0.095	0.05
February 2020	0.20	0.10	0.1332	0.099
January 2020	0.215	0.145	0.158	0.114
December 2019	0.20	0.13	0.1317	0.0959
November 2019	0.20	0.14	0.146	0.114

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2019 was C$0.16. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2019 was US$0.12.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants. Since the beginning of the most recently completed financial year, no stock options were granted.

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 3,984,731 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

3,984,731	$0.25	December 18, 2019

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

C. Material contracts

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $8,000. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $138,000 and the issuance of 1,000,000 common shares. The Company has exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

On August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish Krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2019 being the ninth year.

On March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres. The license is located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA), which was effective March 14, 2017, with December 31, 2019 being the eighth year.

In conjunction with the granting of the Sulussugut License, on August 12, 2011, the Company entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, each of Hunter and Spar or their designates was granted to a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000 on or before the 60th day following a decision to commence commercial production on the mineral properties.

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2019 being the second year.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel property. Consideration for the acquisition is $1,525,000 in cash, 300,000 post-consolidation common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. The 300,000 common shares were issued subsequent to the quarter as a purchase consideration with a value of $60,000.

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

F. Dividends and Paying Agents

Not required

G. Statement by Experts

Not required

H. Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8, Telephone 604-770-4334.

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

Mr. Charles Riopel also serves on the Audit Committee. He is an accomplished senior-level executive with 20+ years domestic/international investment experience in mining. He has managed over the year’s both private and public investment funds. Mr. Riopel is the founder and managing partner at Latitude 45, a private equity fund specialized in mining.

B. Code of Ethics

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants (“DMCL”) billed the Corporation $35,427 in the year ended December 31, 2019 ($33,150 in the year ended December 31, 2018 and $25,500 in the year ended December 31, 2017)

(b) Audit Related Fees

DMCL billed $ nil for audit related services in the year ended December 31, 2019, 2018 and 2017.

(c) Tax Fees

DMCL billed the Company $1,350 for the tax year 2019, $1250 for the tax year 2018 and $1,350 for the tax year 2017.

(d) All Other Fees

DMCL billed the Corporation $ nil for services in the year ended December 31, 2019 and 2018, $21,150 for services in the year ended December 31, 2017.

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

Our audit committee approved the engagement of Dale Matheson Carr-Hilton LaBonte LLP to render audit and non-audit services before they were engaged by us.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2019 and 2018.

Statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2018.

Statement of changes in shareholders’ equity for the years ended December 31, 2019, 2018 and 2017.

Statements of cash flows for the years ended December 31, 2019, 2018 and 2017.

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

19.1 Management Discussion & Analysis as of May 13, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: May 28, 2020	By:	/s/ Keith Morrison
	Name:	Keith Morrison
	Title:	CEO as duly authorized signatory

Consolidated Financial Statements

For the year ended December 31, 2019

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

May 13, 2020

32 | North American Nickel / YEAR END 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005

Vancouver, Canada

May 13, 2020

33 | North American Nickel / YEAR END 2019

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	Notes	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash		1,098	339
Short term investments	4	-	2,500
Receivables and other current assets	5	161	133
Due from related party	10	95	-
TOTAL CURRENT ASSETS		1,354	2,972

NON-CURRENT ASSETS
Equipment	6	28	35
Exploration and evaluation assets	7	38,633	64,479
Advance	10	24	-
Reclamation deposit	7	-	14
TOTAL NON-CURRENT ASSETS		38,685	64,528
TOTAL ASSETS		40,039	67,500

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	8, 10	519	556
Flow through share premium	8, 9	89	-
TOTAL CURRENT LIABILITIES		608	556
TOTAL LIABILITIES		608	556

EQUITY
Share capital - preferred	9	591	591
Share capital – common	9	89,006	87,947
Reserve	9	4,175	7,749
Deficit		(54,341)	(29,343)
TOTAL EQUITY		39,431	66,944
TOTAL LIABILITIES AND EQUITY		40,039	67,500

Nature of Operations (Note 1)

Commitments (Note 12 and 16)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on May 13, 2020

“signed”	“signed”

/s/ Keith Morrison	/s/ Doug Ford
Director	Audit Committee Chair

34 | North American Nickel / YEAR END 2019

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian dollars)

		Year Ended	Year Ended	Year ended
	Notes	December 31, 2019	December 31, 2018	December 31, 2017

EXPENSES
General and administrative expenses	10, 17	(2,145)	(2,340)	(2,375)
Property investigation		(214)	(216)	-
Amortization	6	(12)	(14)	(25)
Share-based payments	9	-	(317)	(504)
		(2,371)	(2,887)	(2,904)
OTHER ITEMS
Interest income		26	74	32
Impairment for exploration and evaluation assets	7	(26,510)	-	-
Foreign exchange loss		(4)	(209)	(7)
		(26,488)	(135)	25

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(28,859)	(3,022)	(2,879)

Basic and diluted weighted average number of common shares outstanding on a post-consolidation basis		79,152,786	71,824,814	46,592,964

Basic and diluted loss per share		(0.36)	(0.04)	(0.06)

The accompanying notes are an integral part of these Consolidated Financial Statements.

35 | North American Nickel / YEAR END 2019

Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian dollars)

	Notes	Number Shares on post- consolidation basis	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2016		36,858,189	62,315	591	2,767	(23,972)	41,701
Net and comprehensive loss		-	-	-	-	(2,879)	(2,879)
Share capital issued through private prospectus	9	14,503,083	10,877	-	-	-	10,877
Share capital issued through private placement	9	4,098,255	3,074	-	-	-	3,074
Share issue costs	9	-	(588)	-	39	-	(549)
Value allocated to warrants	9	-	(2,080)	-	2,080	-	-
Expired warrants	9	-	-	-	(18)	18	-
Forfeited/expired options	9	-	-	-	(283)	283	-
Share-based payments	9	-	-	-	504	-	504
BALANCE DECEMBER 31, 2017		55,459,527	73,598	591	5,089	(26,550)	52,728

Net and comprehensive loss		-	-	-	-	(3,022)	(3,022)
Share capital issued through private placement	9	23,333,333	17,500	-	-	-	17,500
Share issue costs	9	-	(579)	-	-	-	(579)
Value allocated to warrants	9	-	(2,572)	-	2,572	-	-
Expired warrants	9	-	-	-	(48)	48	-
Forfeited/expired options	9	-	-	-	(181)	181	-
Share-based payments	9	-	-	-	317	-	317
BALANCE AT DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	9	9,597,931	1,728	-	-	-	1,728
Flow-through share premium	9	-	(89)	-	-	-	(89)
Share capital issued as earn-in	9	300,000	51	-	-	-	51
Share issue costs	9	-	(344)	-	-	-	(344)
Value allocated to warrants	9	-	(287)	-	287	-	-
Expired warrants	9	-	-	-	(2,080)	2,080	-
Forfeited/expired options	9	-	-	-	(1,781)	1,781	-
BALANCE AT DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431

The accompanying notes are an integral part of these Consolidated Financial Statements.

36 | North American Nickel / YEAR END 2019

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

OPERATING ACTIVITIES
Loss for the year		(28,859)	(3,022)	(2,879)
Items not affecting cash:
Amortization		12	14	25
Share based payments		-	317	504
Interest income		(26)	(74)	(16)
Write-off exploration and evaluation assets	7	26,510	-	-
Changes in working capital	11	11	21	(95)
Other:
Interest received		36	80	32
Net cash used in operating activities		(2,316)	(2,664)	(2,429)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(780)	(14,566)	(11,385)
Short-term investments		2,500	-	200
Advance		(24)	-	-
Purchase of equipment		(5)	-	(20)
Net cash provided by (used in) investing activities		1,691	(14,566)	(11,205)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		1,728	17,500	13,951
Direct financing costs		(344)	(329)	(549)
Net cash provided by financing activities		1,384	17,171	13,402

Change in cash equivalents for the year		759	(59)	(232)
Cash and cash equivalents, beginning of the year		339	398	630
Cash and cash equivalents, end of the year		1,098	339	398

The accompanying notes are an integral part of these Consolidated Financial Statements.

37 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

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

Further, in March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The impact on the Company is not currently determinable but management continues to monitor the situation.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 13, 2020. The discussion in notes to the financial statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

38 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

(c) Basis of consolidation

These financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

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

39 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

40 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

(h) Financial instruments

In accordance with IFRS 9, the Company’s accounting policy is as follows:

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

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/liability	Classification
Cash	FVTPL
Short term investments	FVTPL
Other receivable	Amortized cost
Trade payables	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

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

41 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the Statement of Comprehensive Loss.

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

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”). Upon renouncement by the Company of the tax benefits associated with the related expenditures, a flow-through share premium liability is recognized and the liability will be reversed as eligible expenditures are made. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability.

42 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

(m) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the period is disclosed separately as flow- through share proceeds, if any.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

43 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

(n) Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%
Computer equipment	55%

New Standards, Interpretations and Amendments Effective This Year:

IFRS 16 - “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019. The adoption of this standard did not result in any impact to the Company’s financial statements as the Company has not entered into any lease arrangements.

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

The adoption of these interpretations did not result in any impact to the Company’s financial statements.

44 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

Accounting standard issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

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

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $38,633,309 carrying value at December 31, 2019, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at its projects, or alternatively, upon the Company’s ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets. At the end of December 31, 2019, the Company recorded a significant write-down of its Greenland exploration and evaluation asset of $26,499,159 resulting in the total remaining book value of $38,633,309 in exploration and evaluation assets.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at December 31, 2019 and 2018.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 9 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

45 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

4. SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. During the year ended December 31, 2019, the instrument was yielding an annual interest rate range of 1.25% (December 31, 2018 - 1.55%).

5. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2019 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018
Sales taxes receivable	62	75
Interest receivable	-	10
Other current assets	99	48
	161	133

Other current assets are comprised of prepaid expenses and amounts receivable.

46 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

6. EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2019 and 2018:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2017 and 2018	67	10	136	213
Additions	-	5	-	5
Balance – December 31, 2019	67	15	136	218

Accumulated Amortization
Balance – December 31, 2017	38	8	118	164
Amortization	5	1	8	14
Balance – December 31, 2018	43	9	126	178
Amortization	5	3	4	12
Balance – December 31, 2019	48	12	130	190

Carrying Amount
As at December 31, 2018	24	1	10	35
As at December 31, 2019	19	3	6	28

47 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

7. EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Enid Creek	Lingman Lake	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2018	288	222	42	-	-	8	42	602
Acquisition costs – cash	10	8	-	83	14	3	-	118
Balance, December 31, 2019	298	230	42	83	14	11	42	720

Exploration
Balance, December 31, 2018	1,431	209	22	-	-	-	62,215	63,877
Administration	1	1	-	-	-	-	12	14
Corporate social responsibility	2	1	-	-	-	-	-	3
Property maintenance	7	7	-	-	-	-	17	31
Drilling	32	-	12	15	5	-	197	261
Environmental, health and safety	-	-	-	-	-	-	8	8
Geology	24	14	1	15	6	-	140	200
Geophysics	1	1	4	3	2	-	28	39
Helicopter charter aircraft (recovery)	-	-	-	-	-	-	(21)	(21)
Infrastructure	-	-	-	-	-	-	11	11
Write-off	-	-	-	-	-	(11)	(26,499)	(26,510)
	67	24	17	33	13	(11)	(26,107)	(25,964)
Balance, December 31 ,2019	1,498	233	39	33	13	(11)	36,108	37,913
Total, December 31, 2019	1,796	463	81	116	27	-	36,150	38,633

48 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada			US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2017	278	214	-	6	36	534
Acquisition costs – cash	10	8	42	2	6	68
Balance December 31, 2018	288	222	42	8	42	602

Exploration
Balance, December 31, 2017	1,138	187	-	-	48,635	49,960
Administration	2	2	1	-	486	491
Corporate social responsibility	1	1	-	-	58	60
Environment, health And safety	-	-	-	-	135	135
Property maintenance	2	2	-	-	18	22
Drilling expenses	219	-	-	-	4,270	4,489
Camp operations	-	-	-	-	2,943	2,943
Helicopter charter aircraft	-	-	-	-	4,138	4,138
Geology	40	17	20	-	662	739
Geophysics	29	-	1	-	824	854
Infrastructure	-	-	-	-	31	31
Technical studies	-	-	-	-	15	15
	293	22	22	-	13,580	13,917
Balance December 31, 2018	1,431	209	22	-	62,215	63,877
Total, December 31, 2018	1,719	431	64	8	62,257	64,479

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $10,000 during the year ended December 31, 2019 (December 31, 2018 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2019, the Company incurred exploration expenditures totalling $66,877 (December 31, 2018 - $292,565) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $8,000 during the year ended December 31, 2019 (December 31, 2018 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

49 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

During the year ended December 31, 2019, the Company incurred $23,367 (December 31, 2018 - $21,603) in exploration and license related expenditures on the Halcyon Property.

Quetico

On April 26, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the years ended December 31, 2019 and 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2020 is $324,000 should the Company maintain the current size of the claims.

During the year ended December 31, 2019, the Company incurred $18,175 (December 31, 2018 - $64,256) in exploration and license related expenditures on the Quetico Property.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and exploration related costs of $27,376.

Loveland (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration is as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	Acquisition costs	Exploration expenditures
Within 5 days of TSXV approval (received on October 24, 2019)	$25 cash (paid) and 300 post-consolidated common shares (issued)	-
On or before September 25, 2020	$100 cash	Aggregate of at least $500
On or before September 25, 2021	$200 cash	Aggregate of at least an additional $1,000
On or before September 25, 2022	$300 cash	Aggregate of at least an additional $1,000
On or before September 25, 2023	$400 cash	Aggregate of at least an additional $1,000
On or before September 25, 2024	$500 cash	Aggregate of at least an additional $1,000

In the event that the Company is unable to fund sufficient exploration expenditures, the Company may pay the required balance in cash by the relevant date. The Company may also, prior to the 5th anniversary date, accelerate its funding of exploration expenditures by paying in advance and in lieu of incurring the required exploration expenditure.

During the year ended December 31, 2019, the Company incurred acquisition and exploration related costs of $115,537.

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

50 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

At the end of 2019 year, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan. The reclamation deposit was reallocated to receivables at December 31, 2019 and received subsequent to year end.

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

During the year ended December 31, 2019, the Company spent in aggregate of $390,443 (December 31, 2018 - $13,586,237) in exploration and license related expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui and Carbonatite Licenses.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, management believed that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq Property exceeds its recoverable amount. As a result, management determined the Maniitsoq Property should be impaired by $26,499,159 and its recoverable amount is $36,149,667. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provides for renewal of the Sulussugut License until 2020.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,303,710 (approximately $19,067,735) can be carried forward until 2019. Under the terms of the second license period, there was no required minimum exploration expenditures for the year ended December 31, 2018. As of December 31, 2019, the Company has spent $55,960,762 on exploration costs for the Sulussugut License.

The Company had minimum required exploration commitment of DKK 44,755,600 approximately $8,905,514 for the year ended December 31, 2019 and available credits of DKK 326,111,805 (Approximately $66,950,764) at the year end of 2018. During the year ended December 31, 2019, the Company had approved exploration expenditures of DKK 1,724,248 (approximately $343,125) which results in a total cumulative surplus credit of DKK 283,080,453 (approximately $56,333,010). The credits may be carried forward until December 31, 2021. The Company has no exploration commitment for 2020 year.

During the year ended December 31, 2019, the Company spent a total of $228,925 (December 31, 2018 - $10,794,837) in exploration and license related expenditures on the Sulussugut License.

To December 31, 2019 and 2018, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2019, the Company has not used the procedure for the license.

The Company had minimum required exploration commitment of DKK 5,510,400 for the year ended December 31, 2019. As of December 31, 2019, the Company has spent $5,158,454 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credits of DKK 30,281,852 (approximately $6,026,089). The credits may be carried forward until December 31, 2021. The Company has no exploration commitments for 2020 year.

During the year ended December 31, 2019, the Company spent a total of $37,537 in exploration and license related expenditures, (December 31, 2018 - $1,422,917).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2019 being the second year.

The Company had a minimum required exploration obligation of DKK 267,320, approximately $53,192 for the year ended December 31, 2019. As of December 31, 2019, the Company has spent $1,486,940 on exploration costs for the Carbonatite License. To December 31, 2019, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,496,522 (approximately $2,088,808). The credit from 2018 may be carried forward until December 31, 2022 and the credit from 2019 may be carried forward until December 2023. The Company has no exploration commitments for 2020 year.

During the year ended December 31, 2019, the Company spent a total of $123,981 in exploration and license related expenditures, (December 31, 2018 - $1,369,482).

Ikertoq License

During the period ended December 31, 2018, the Company was granted an exploration license, (the “Ikertoq License”) by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

51 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

8. TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)	December 30, 2019	December 31, 2018
Trade payables	310	477
Amounts due to related parties (Note 10)	169	1
Accrued liabilities	40	78
	519	556

9. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a) Common shares issued and outstanding

2019

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. Share capital outstanding prior to the share consolidation was 787,928,500 common shares and 78,792,860 on a post-consolidation basis.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

On October 24, 2019 the TSXV approved the filing of the earn in agreement for the Loveland Nickel Property. As a result, on December 9, 2019, the Company issued 300,000 post-consolidation common shares at fair value of $51,000 (note 7).

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. Each unit issued consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of 24 months from its date of issuance. All Securities issued pursuant to this offering will be subject to a hold period expiring April 19, 2020. The Company incurred total share issuance costs of $343,639. The Company allocated a $265,217 fair value to the warrants issued in conjunction with the private placement and $21,445 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.73% and an expected volatility of 147.26%.

On issuance, the Company bifurcated the flow-through shares into i) a flow-through share premium of $88,987 that investors paid for the flow-through feature, which is recognized as a liability and; ii) share capital of $311,453. To December 31, 2019, the Company expended $Nil in eligible exploration expenditures and, accordingly, the flow-through liability was not reduced.

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company. At December 31, 2019, Sentient beneficially owns, or exercises control or direction over 36,980,982 shares (2018 - 36,980,982 on a post-consolidation basis) constituting approximately 41.70% (2018 - 46.93%) of the currently issued and outstanding shares of the Company. At December 31, 2019, CATL beneficially owns, or exercises control or direction over approximately 22,944,444 (2018 – 20,000,000) constituting approximately 25.87% (2018 - 25.38%) of the currently issued and outstanding shares of the Company. As per the subscription agreement, CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

52 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

As at December 31, 2019, the Company has 88,690,791 common shares issued and outstanding, (December 31, 2018 – 78,792,860) on a post-consolidation basis.

2018

On April 19, 2018, the Company closed a non-brokered private placement equity financing of 233,333,333 units (23,333,333 on a post-consolidation basis) at a price of $0.075 per unit ($0.75 per unit on a post-consolidation basis) and raised aggregate gross proceeds of $17,500,000. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.12 ($1.20 on a post-consolidation basis) for a period of 24 months from its date of issuance. The Company incurred total share issuance costs of $578,800, of which $250,000 was recorded in trade payables at December 31, 2018. The Company allocated a $2,571,514 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

2017

On June 8, 2017, the Company closed a brokered placement, through a prospectus, of units for total gross proceeds of $10,877,317. The Company issued 14,503,083 units at a price of $0.75 per unit on a post-consolidation basis. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.20 on a post-consolidation basis until June 8, 2019. The Company paid share issuance costs of $533,727 and also issued 196,509 agent’s warrants, exercisable at $0.75 per warrant on a post-consolidation basis until June 8, 2019. The Company allocated a $1,499,662 fair value to the warrants issued in conjunction with the private placement and $61,682 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 98.60%. The Company also granted the agent an overallotment option for a period of 30 days, which expired unexercised. The fair value of overallotment option of $38,166 was recorded as a share issuance cost and was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 30 days, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 66.6%.

On August 15, 2017, the Company closed a non-brokered private placement of units for total proceeds of $3,073,684. The Company issued 4,098,255 units at a price of $0.75 per unit on a post-consolidation basis. Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $1.20 on a post-consolidation basis until August 15, 2019. The Company allocated a $518,631 fair value to the warrants issued from the private placement. Direct financing costs totalled $16,426 resulting in net proceeds to the Company of $3,057,259. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.23% and an expected volatility of 98.64%.

53 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

b) Preferred shares issued and outstanding

As at December 31, 2019, December 31, 2018 and December 31, 2017, there are 590,931 series 1 preferred shares outstanding on a post-consolidation basis.

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
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c) Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 on a post-consolidation basis is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	25,797,283	1.20	17,617,541	1.20	9,598,204	1.50
Issued	3,984,731	0.25	11,666,666	1.20	9,497,172	1.20
Cancelled / expired	(14,130,617)	1.20	(3,486,924)	1.20	(1,477,835)	3.00

Outstanding, end of year	15,651,397	0.96	25,797,283	1.20	17,617,541	1.20

At December 31, 2019, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
11,666,666	April 19, 2020*	1.20	0.22
3,984,731	December 18, 2021	0.25	0.51
15,651,397			0.73

*Subsequently expired, unexercised.

54 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

A summary of option activity under the Plan during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 on a post-consolidation basis is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,594,550	1.80	2,072,050	2.30	1,283,300	3.00
Issued	-	-	642,500	1.20	913,750	1.20
Cancelled / expired	(464,000)	4.23	(120,000)	1.80	(124,000)	2.40

Outstanding, end of year	2,130,550	1.51	2,594,550	1.80	2,072,050	2.30

There were no incentive stock options granted during the year ended December 31, 2019.

During the year ended December 31, 2018, the Company granted 6,425,000 incentive stock options (642,500 on a post-consolidation basis) to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share ($1.20 on a post-consolidation basis). The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2018 amounted to $317,332 and was recorded as a share-based payments expense.

During the year ended December 31, 2017, the Company granted 9,137,500 incentive stock options (913,750 on a post-consolidation basis) to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share ($1.20 on a post-consolidation basis). The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2017 amounted to $504,397 and was recorded as a share-based payments expense.

The fair value of stock options granted and vested during the years ended December 31, 2019, 2018 and 2017 was calculated using the following assumptions:

	December 31, 2019	December 31, 2018	December 31, 2017
Expected dividend yield	-	0%	0%
Expected share price volatility	-	96.9% - 101%	66.6% - 100.6%
Risk free interest rate	-	2.04% - 2.17%	1.17% - 1.80%
Expected life of options	-	5 years	5 years

Details of options outstanding as at December 31, 2019 on a post-consolidation basis are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
90,000	90,000	Feb 3, 2020*	2.75	0.09
45,000	45,000	Oct 5, 2020	2.00	0.76
541,800	541,800	Jan 28, 2021	2.10	1.08
763,750	763,750	Feb 21, 2022	1.20	2.15
50,000	50,000	Dec 20, 2022	1.20	2.97
570,000	570,000	Feb 28, 2023	1.20	3.15
50,000	50,000	May 1, 2023	1.20	3.34
20,000	20,000	May 4, 2023	1.20	3.34
2,130,550	2,130,550			2.08

*Subsequently expired, unexercised.

e) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2019, the Company transferred $3,860,656 (December 31, 2018 - $229,381) (December 31, 2017 - $301,374) to deficit for expired options and warrants.

There were no share-based payments during the year ended December 31, 2019. During the year ended December 31, 2018, the Company recorded $317,332 (December 31, 2017 - $504,397) of share-based payments to reserves.

10. RELATED PARTY TRANSACTIONS AND PRIVATE COMPANY INVESTMENT

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 8):

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018
Directors and officers of the Company	38	1
Related company	131
Total	169	1

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advancement represent other receivable included in current assets as well as investment in a private company.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018
Due from private co	95	-
Advancement	24	-

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with a private company (“private co”) incorporated in Ontario in which certain directors and officers of the Company also hold offices and minority investments.

55 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

Concurrent with the MOU, the Company subscribed for 2,400,000 common shares of private co at $0.01, for a total investment of $24,000. The Company’s investment will constitute a 9.64% holding in private co and includes a provision that will give the Company the right to nominate two directors to the board of directors of private co. To December 31, 2019, the Company’s investment has been classified as an advance as private co has not issued the common shares certificate. Private co will also issue the Company a non-transferable share purchase warrant (the “Warrant”), entitling the Company to purchase common shares of private co up to 15% of the capital of private co upon payment of US $10 million prior to the fifth anniversary of the date of issue. To December 31, 2019, private co has not issued the final form of the Warrant to the Company.

Subsequent to December 31, 20 19, the Company entered into a Management and Technical Services Agreement (the “Services Agreement”) with private co, whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to private co during the due diligence stage of the contemplated arrangement. At December 31, 2019, the Company has charged private co and recorded $95,415 in due from the private co (Note 18).

(a) Related party transactions

2019

As of December 31, 2019, Sentient beneficially owns 36,980,982 common shares on a post-consolidation basis constituting approximately 41.70% of the currently issued and outstanding common shares.

On December 18, 2019, CATL subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction described in Note 9 for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021.

As of December 31, 2019, CATL beneficially owns 22,944,444 common shares on a post-consolidation basis constituting approximately 25.87% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2019, the Company recorded $370,127 (2018 - $174,224), (2017 - $244,285) in fees charged by a legal firm in which the Company’s chairman is a consultant.

2018

As of December 31, 2018, Sentient beneficially owns 36,980,982 common shares on a post-consolidation basis constituting approximately 46.93% of the currently issued and outstanding common shares. Note 9.

As of December 31, 2018, CATL beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company. Note 9.

2017

On August 15, 2017, Sentient subscribed for a total of 3,866,666 units on a post-consolidation basis under the private placement equity financing transaction described in Note 9 for a total net proceeds of $2,900,000. As part of the subscription, Sentient was granted 1,933,333 common share purchase warrants exercisable at $1.20 on a post-consolidation basis until August 15, 2019.

On June 8, 2017, Sentient acquired 9,466,666 units on a post-consolidation basis in the equity financing as described in Note 9 for net proceeds of $7,100,000. As part of the Offering, Sentient was granted 4,733,333 common share purchase warrants exercisable at $1.20 on a post-consolidation basis until June 8, 2019.

56 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

(b) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Geological consulting fees – expensed	136	104	35
Geological consulting fees – capitalized	-	18	178
Management fees – expensed	747	747	749
Salaries - expensed	185	181	128
Share-based payments	-	192	358
Total	1,068	1,242	1,448

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended December 31, 2019 and 2018 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
(Increase) decrease in accounts receivables	(126)	84	(162)
Decrease in prepaid expenses	3	19	46
Increase (decrease) in trade payables and accrued liabilities	134	(82)	21
Total changes in working capital	11	21	(95)

During the year ended December 31, 2019, the Company:

i)	transferred $3,860,656 from reserve to deficit;
ii)	recorded $171,444 the net change for accrued in exploration and evaluation expenditures;
iii)	paid $51,000 as non-cash consideration for exploration and evaluation expenditures;
iv)	recorded $88,987 of flow-through share premium liability.

During the year ended December 31, 2018, the Company:

i)	transferred $229,381 from reserve to deficit;
ii)	recorded $250,000 of share issuance costs in trade payables; and
iii)	recorded $186,304 in accrued exploration and evaluation expenditures.

During the year ended December 31, 2017, the Company:

i)	transferred $300,784 from reserve to deficit;
ii)	recorded $39,000 in fair value of options to share issuance costs;
iii)	recorded $61,682 in fair value of agent’s warrants to share issuance costs; and
iv)	recorded $767,404 in accrued exploration and evaluation expenditures.

57 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.
ii)	Management fees: $30,951 per month effective June 2018.
Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

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

13. RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The short-term investments are held at highly-rated financial institutions and earn guaranteed fixed interest rate and thus are not subject to significant changes in interest payments.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2019 was 1.3016 USD to CAD, 1.4597 EUR to CAD and 0.1954 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $27,879 credit note (2018 - $9,475) and $3,858 in USD currency (2018 - $78,806).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents and short-term investments at highly-rated financial institutions.

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

58 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

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

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2019:

(All amounts in table are expressed in thousands of Canadian dollars)

As at December 31, 2019	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade and accrued liabilities	608	-	-	608
	608	-	-	608

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

(All amounts in table are expressed in thousands of Canadian dollars)

	As at December 31,
	2019	2018	2017
Equity	39,431	66,944	52,728
Current liabilities	608	556	969
	40,039	67,500	53,697
Cash and cash equivalents	(1,098)	(339)	(398)
Short-term investments	-	(2,500)	(2,500)
	38,941	64,661	50,799

14. FINANCIAL INSTRUMENTS

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

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

59 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 7). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018
Equipment
Canada	9	11
Greenland	19	24
Total	28	35

	December 31, 2019	December 31, 2018
Exploration and evaluation assets
Canada	2,483	2,214
Greenland	36,150	62,257
United States	-	8
Total	38,633	64,479

16. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

(All amounts in tables are expressed in thousands of Canadian dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
Net loss	$(28,859)	$(3,022)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(7,792)	(816)
Permanent differences and other	7,063	62
Effect of change in tax rates	-	(132)
Change in valuation allowance	729	886
Net deferred income tax recovery	$-	$-

60 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Exploration and evaluation assets	$98	$65
Loss carry-forwards	4,484	3,823
Share issuance costs	261	293
Cumulative eligible capital	-	34
Equipment	200	98
	5,042	4,313
Valuation allowance	(5,042)	(4,313)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2030	$696	$-	$-	$-
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,715	-	-	-
No expiry	-	57	50,575	912
	$16,551	$57	$50,575	$912

Flow-through shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2019, the Company received $400,440 from the issue of flow-through shares and has incurred $1,238 of eligible expenditures during the year ended December 31, 2019.

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as deferred income. As at December 31, 2019, the Company has renounced $399,202 of the proceeds from flow-through shares and is committed to expend the proceeds on qualifying exploration expenditures.

61 | North American Nickel / YEAR END 2019

Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (Expressed in Canadian dollars)

17. GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Consulting fees	286	373	343
Professional fees	182	142	129
Management fees	745	733	715
Investor relations	32	187	239
Filing fees	94	79	106
Salaries and benefits	586	474	439
General office expenses	220	352	404
Total	2,145	2,340	2,375

18. SUBSEQUENT EVENTS

a)	On January 1, 2020, the Company entered into a Services Agreement with private co (Note 10). The Company will charge private co for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice private co on a monthly basis and payment shall be made by private co no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or private co within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of private co. At December 31, 2019, the Company has charged private co and recorded $95,415 in due from related party, which was invoiced on December 31, 2019. If private co defaults on making payments, the outstanding balance shall be treated as a loan to private co, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by private co will be first applied to accrued interest and then principle of the invoice. To date, private co has not paid such invoice, nor has the Company issued a promissory note. The Company and private co are currently negotiating terms of repayment.

The Company subsequently subscribed for an additional 1,686,749 common shares at $0.02, for an additional investment of $33,735. The Company’s total investment amounts to $57,735 and will constitute a 11.37% holding in private co. The Company did not issue the aforementioned promissory note, but rather, the additional investment was netted against the amount due from private co, and the remaining balance of $61,680 was subsequently received. The Company has not been issued common share certificates for its additional investment.

b)	On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of DKK 21,900.

c)	On February 24, 2020, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 6,650,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price of $0.16 per share.

62 | North American Nickel / YEAR END 2019