Form 20-F
period 2020-12-31
North American Nickel Inc.
filed 2021-04-30
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

109,899,307 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016. The information presented below for the five year period ended December 31, 2020, 2019, 2018, 2017 and 2016 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”. All financial information is expressed in Canadian dollars and Danish Krones (“DKK”), except amounts in the table that are expressed in thousands of Canadian dollars and thousands of DKK, and except as otherwise indicated.

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

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in this discussion, in the consolidated financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2020, 2019, 2018, 2017 and 2016.

(Expressed in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31
	2020	2019	2018	2017	2016
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(2,741)	(28,859)	(3,022)	(2,879)	(2,877)
Comprehensive loss	$(2,741)	(28,859)	(3,022)	(2,879)	(2,877)

Loss per share from operations	$(0.03)	(0.36)	(0.04)	(0.06)	(0.11)

Share capital	$90,218	89,597	88,538	74,189	62,906
Common shares issued	109,833,648	88,690,791	78,792,860	55,459,527	36,858,189
Weighted average shares outstanding	96,521,169	79,152,786	71,824,814	46,592,964	26,977,893

Total assets	$39,644	40,039	67,500	53,697	41,882

Net assets	$39,015	39,431	66,944	52,728	41,700

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$0.7454	0.7536	0.7718	0.7704	0.7822

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
November 2020	$0.7713	0.7543
December 2020	$0.7863	0.7721
January 2021	$0.7920	0.7804
February 2021	$0.7981	0.7796
March 2021	$0.8029	0.7894
April 2021	$0.7984	0.7926

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

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR has recently awarded exclusivity to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana.

B. Business overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

The Maniitsoq property consists of four exploration licenses, No. 2011/54 (the “Sulussugut License”) and No. 2012/28 (the “Ininngui License”) comprising 2,689 and 296 square kilometre “(km2)”, respectively and the Carbonatite license No. 2018/21 (63 km2) and recently acquired 2020/05 license. The Ikertoq license No. 2018/31 (33 km2) was relinquished during fiscal 2018. The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

In early 2018, NAN initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that should demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, NAN has acquired three new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift. On September 25, 2019, the Company entered into an agreement to earn a 100% interest in the Loveland Nickel property in the Timmins area of Ontario and subsequently completed a 4-hole program for 1,086 metres of diamond drilling, with borehole electromagnetic (BHEM) surveys on the project. Based on the result of the exploration program, the management elected not to proceed with further exploration on the property and terminated the agreement.

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR has submitted an Indicative Offer to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana on June 30, 2020 and was selected as the preferred bidder on February 16, 2021. Subsequently on March 24, PNR signed an Exclusivity Memorandum of Understanding (“MOU”) with the Liquidator which will govern a six-month exclusivity period to complete additional engineering work and related purchase agreements on the assets. NAN provides technical and management support to PNR through a Services Agreement and a Consulting Agreement. The CEO, CFO and the chair of NAN’s Board were appointed to be the CEO, CFO and the Chair of PNR. NAN currently owns 9.94% of PNR upon a further investment of $100,400 on March 23, 2021 and has a 5-year Warrant to purchase an additional 15% of PNR for USD$10 million.

The company has raised aggregate gross proceed of $20,707,628 through non-brokered private placement as well as flow-thought common shares equity financing during 2018 -2020.

C. Organizational structure.

The Company is part of no other group. During the year ended June 30, 2006 Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta corporation became a majority-owned subsidiary of the Company. PFG was incorporated under the Alberta Business Corporations Act on February 6, 2001. Effective May 31, 2010, the Company completed an agreement with an arm’s length entity that resulted in it divesting of its interest in Outback Capital Inc. In June 2015 the Company incorporated North American Nickel (US) Inc. to hold a mineral lease in Michigan, which was granted in January 2016 and written-off during the year ended December 31, 2019.

D. Property, plants and equipment.

The Company has a large land package in southwest Greenland, collectively known at the Maniitsoq property. In addition, the Company has two properties, Post Creek and Halcyon, in Sudbury nickel district of Ontario. A figure showing the locations of all of the company’s properties is displayed below.

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
Nuuk
Legend
License 2011/54
License 2012/28
License 2018/21
License 2018/31
Glacier
Municipal boundary
Town / city
Hydro watershed
NORTH AMERICAN NICKEL INC.
West Greenland
GREENLAND PROJECT and LICENSE LOCATION MAP
WGS84 UTM Z22N
19-Apr-2018

The Maniitsoq property consists of four exploration licences, No. 2011/54 (2,689 km2), No. 2012/28 (296 km2), No. 2018/21 (63 km2) and No 2018/31 (33 km2). The property is centered on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. The Ikertoq license (2018/31) was later relinquished and the costs were expensed as at December 31, 2018. The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production. A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020.

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

During the FY 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

Sulussugut Licence (No. 2011/54) was granted by the Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions and a further extension provided on January 2, 2021 provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions and a further extension provided on January 2, 2021 provides for the renewal period ending December 31, 2023.

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions and a further extension provided on January 2, 2021 provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licenses are tabulated and given below in Table 1.

The Greenland MLSA, in two distinct initiatives, has adjusted the minimum required exploration commitment for the above three licenses to DKK 0 for the years 2020 and 2021 and adjusted the license expiry dates and the banked credits carry forward period by one year.

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

Table 1: Exploration commitment and credits at the end of 2020 (All amounts in table are expressed in thousands of DKK)

		Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area		2689 km2	296 km2	63 km2
Valid until		December 31, 2021	December 31, 2022	December 31, 2023
Annual licence fee	DKK	41	41	31
Total credit available

Credit from previous years		283,080	30,282	10,497
Approved exploration expenditures (2020)		865	143	48
Exploration obligation (2020)		-	-	-

Total Credit	DKK	283,945	30,425	10,545
Carry Forward Period:
From 2017 until December 31, 2021		201,752	19,534	-
From 2018 until December 31, 2022		79,604	10,465	9,563
From 2019 until December 31, 2023		1,724	283	934
From 2020 until December 31, 2024		865	143	48
Total	DKK	283,945	30,425	10,545

Average Annual Rate DKK to CAD		0.2070	0.2070	0.2070
Accumulated exploration credits in CAD (,000)		$58,777	$6,298	$2,183

West Greenland Prospecting Licence – 2020/05 A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

The Company undertook numerous exploration activities and completed various mineralogical studies during the period from 2012 to 2019, including 52,895.16 metres of drilling in 189 holes and 13,497 line-km of SkyTEM and VTEM surveys. A National Instrument 43-101 was completed on the Maniitsoq property in March 2016 and updated in March 2017. QEMSCAN mineralogical analyses on drill core samples documenting favourable liberation and recovery characteristics for Maniitsoq mineralization was reported in April 2016.

NAN has progressively implemented new exploration methodologies and tools in an effort to refine targeting at the property and borehole scales. These include the introduction of helicopter-borne electromagnetic and magnetic surveys, modern surface-based electromagnetic, induced polarization, and gravity surveys, application of Worldview-3 satellite imagery, implementation and consistent use of borehole electromagnetic methods, collection of oriented drill core, optical televiewer data and downhole physical properties; structural studies, geochemical studies and 3D modelling. The compilation and integration of data has resulted in a vast improvement in the understanding of the geology of the GNB and it resulted in the discovery of surface and sub-surface nickel-copper sulphide occurrences and the expansion of mineral zones comprising the Mikissoq, Spotty Hill, Imiak Hill, Fossilik, P-008, P-013, and P-053, four of which remain open in one or more directions. In addition, nickel sulphide mineralization has been intersected at a number of other locations throughout the Greenland Norite Belt, including at the P-004, P-013, P-030, P-032, P-053, and Pingo targets (figure 1). Exploration continues to extend known zones of mineralization and provides a framework for future discoveries.

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue our systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season subsequent to a successful financing capable of supporting an integrated exploration program. However, the 2020 summer program was further delayed due to the COVID-19 travel restrictions. Management is re-assessing the possibility of carrying out the program in 2021.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years.

Carbonatite

On May 4, 2018 the Company was awarded an exploration licence (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex.

The work program in 2018 consisted of compilation, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization and drilling to evaluate the potential for strategic metals (niobium, tantalum, and rare earth elements) in areas outside of the focus areas of historic drilling.

A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the niobium mineralization, and the potential for tantalum mineralization is association with soeviite series rocks.

Figure 1. Location of Mineralized targets.

Ni-Cu OCCURRENCES
Mineralized target zone
Other Ni-Cu sulphide occurrence
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Fossilik
(P-004, 058 and 059)
P-008
P-013
P-053
P-030
P-032
Sermitsiaq
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

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past—producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favorable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

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

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

Location of the Post Creek Project and the Sudbury Breccia Zone

Parkin Deposit
Parkin Offset Dyke
Halcyon Project
CJ Quartz Diorite
Post Creek Project
(East Claims)
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone
Drawn by: J. Pattison
09-Nov-2016

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

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2019 and 2020 consisted of compilation and target generation.

As at the date of this MD&A, the company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Quetico: During FY 2018, the Company acquired 809 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256. Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared. An application has been lodged with the Mining Lands Administration of the Ontario Government to extend the tenure of the claim blocks due to impact from COVID-19 on implementation of exploration work. A one-year exclusion was granted on September 1, 2020.

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 6). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals’ Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 7). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

Quetico Property Location Map

Lingman Lake Property: The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

Work commitments of $75,200 are due prior to April 15, 2021. An application for a one year exclusion has been submitted to ENDM and is currently pending approval. The application was submitted under COVID-19 guidelines and is expected to be approved.

Loveland (Enid Creek) Nickel Property: The Loveland Nickel Property is located 30 km northwest of Timmins and has year-round access. The property is underlain by a mineralized differentiated mafic-ultramafic complex that is host to the historic Enid Creek showing. Analyses of a historic drill sample by the Ministry of Northern Development and Mines in Ontario returned 2.13% Ni, 0.19% Cu, 0.32 ppm Pt and 2.06 ppm Pd. A VTEMMAX survey completed in 2017 identified several new and untested conductors. One of the targets extends for 950 m in strike length and is located to the southeast along strike from the known mineralization. The exploration target is high grade nickel mineralization located in a depression or embayment structure at the base of the intrusion.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel. Consideration for the acquisition is $1,525,000 in cash, 300,000 common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. During the year ended December 31, 2019, 300,000 common shares were issued as a purchase consideration with a value of $60,000.

A 4-hole drill program with downhole BHEM survey work was completed and reported in April 2020. The exploration tested a series of conductors identified from a VTEMMAX survey completed in 2017. No significant lateral or depth extension of mineralization was encountered. The conductive plates associated with the interpreted lateral extent of the contact of the differentiated intrusion was explained by pyrrhotite stringers in the country rocks. DDH LN25-20-002, drilled to test the down-dip extent of historic mineralization, intersected gabbroic rocks of the Enid Creek Gabbro Complex (ECGC), and narrow intervals of mineralization with up to 0.18% Cu, 0.13% Ni, and 0.23g/t Pd over 0.7m. A subsequent borehole EM survey indicated that the center of conductivity is located up-dip towards the known historic mineralization.

On June 1, 2020, the Company announced it has elected not to proceed with further exploration at Loveland and has terminated the agreement. Accordingly, all acquisition and exploration costs incurred for a total of $437,897 were written off as of December 31, 2020.

Project Pipeline: Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in Premium Nickel Resources (PNR), a private Canadian company who has recently awarded exclusivity to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, the development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see also “Selected Financial Data”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Morocco and Canada, as well as in Botswana through its participation in Premium Nickel Resources.

A. Operating Results

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The Company has shown losses for the past several years. These losses result largely from having no revenue and significant exploration and administrative expenses related to operations.

The Company continues in the exploration business and the development of its camp scale Maniitsoq Project in south-western Greenland and the Post Creek Property in Sudbury, Ontario. In addition, the company looks to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline including the development of a Moroccan-based subsidiary company as well as a direct investment in PNR, a private Canadian company who has recently awarded exclusivity to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana.

Net loss of $2,740,720 in FY 2020 was lower by $26,118,391 compared to a loss of $28,859,111 in FY 2019. The higher loss in FY 2019 was driven by impairment of exploration and evaluation assets, higher general and administrative expenses and higher property investigation costs during FY 2019.

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2020 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

At the end of FY 2020, the Company had a negative working capital of $207,775 (FY 2019 - $746,049) and reported accumulated deficit of $53,299,078 (FY 2019 - $54,340,875). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2020, the Company had $308,151 in available cash (December 31, 2019— $1,097,856). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

On August 13, 2020 and August 31, 2020, respectively, the Company completed a non-brokered private placement equity financing consisting of an aggregate of 21,142,857 units of the Company at a price of $0.07 per Unit, for aggregate gross proceeds of $1,480,000.

To date, during 2021 year, the Company has received additional cash inflow of $665,135 from exercised warrants. On April 21, 2021. the Company closed a private placement consisting of an aggregate of 8,290,665 units of the Company (“Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760.

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

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2020.

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

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 of audited financial statements.

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

Basic of consolidation

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

Equity investment

Investments in entities over which the Company has a significant influence, but not control, are accounted for by the equity method, whereby the original cost of the investment is adjusted for the Company’s proportionate share of the investee’s income or loss. When the Company’s equity investee issues its own shares to outside interest, a dilution gain or loss arises as a result of the difference between the Company’s proportionate share of the proceeds and the carrying value of the underlying equity. When net accumulated losses from an equity accounted investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee.

Accounting standards and amendments issued but not yet effective:

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Company	Age	During the Past Five Years

Douglas E. Ford West Vancouver, B.C. Director	57	Director of North American Nickel Inc. since September 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Gilbert Clark Le Rouret, France Director (resigned on January 7, 2021)	51	Director of North American Nickel Inc. since May 2012, Managing Director 2003 - 2014 of European Mining Services, Private Mining Consultancy, Consultant Geologist with The Sentient Group 2010 - 2013, Senior Investment Advisor and Director of Sentient Asset Management Canada September 2013-2016, Private Mining & Mining Finance Consultant January 2017 — Present.

John Sabine Toronto, ON Director, Chairman (resigned on June 17, 2020)	75	Chairman of North American Nickel Inc. since November 2014, Counsel to Bennett Jones LLP 2013-2020, Counsel to Dentons LLP 2001-2013, Director of Lipari Energy Inc. 2011-2013, Uranium One Inc. 2013-2015, Algold Resources 2013-2020, and Seabridge Gold Inc. 2014-Present.,

Christopher Messina New York, NY Director	49	Director of North American Nickel Inc. since October 2015, Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

Janet Huang NingDe, China Director	43	Director of North American Nickel Inc. since April 2019, Head of Internal Audit for Contemporary Amperex Technology Limited (CATL) 2018-Present, Investment Manager of CATL, 2016-2018

Charles Riopel Montreal, QC Director, Chairman	54	Director of North American Nickel Inc. since Jun 2019, founder and managing partner at Latitude 45, a mining private equity fund; board member of Premium Nickel Resources, North American Nickel, Aligo Innovation, Meridian Mining SA, Women in Mining Canada and the Foundation of Greater Montreal.

John Hick Toronto, ON Director	71	Director of North American Nickel Inc. since February 2021, Independent corporate director of a number of publicly listed and private companies.

Mark Fedikow Winnipeg, MB President	68	President of North American Nickel Inc. since August 2010, President of Mount Morgan Resources Ltd. 2001 — present Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

Keith Morrison Burlington, ON Director, Chief Executive Officer	61	Director and CEO of North American Nickel Inc. since December 2014, Director of Era Resources Inc. 2011-2017, Non-Executive Chairman of Security Devices International Inc. 2014-2017, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — 2017, Non-Executive chairman of ZEN Graphene Solution Ltd. 2018

Sarah-Wenjia Zhu Montreal, QC Chief Financial Officer	46	CFO of North American Nickel Inc since May 2018, formerly an investment manager at The Sentient Group 2009-2017; Equity analyst/associate at PE fund and bank 2007-2009; Deloitte China 1998-2003

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2020, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $5,000 in consulting fees, paid or accrued a total of $477,718 in management fees, paid or accrued a total of $182,250 in salaries. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2020, the Company paid $120,750 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.

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

During the year ended December 31, 2020, the Company granted an aggregate total of 7,850,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 6,650,000 options at $0.16 per share and 1,200,000 options at $0.09 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2020 amounted to $969,391 and was recorded as a share-based payment expense.

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

The Board has five committees in place:

Audit Committee is made up of Douglas Ford (Chair), Christopher Messina and Charles Riopel. The Audit Committee is an operating committee of the board of directors responsible for the oversight of financial reporting and disclosure. On May 2, 2006, the Company’s board of directors adopted a new charter for the Audit Committee.

Compensation Committee is made up of Christopher Messina (Chair), Douglas Ford and John Hick. In addition to making recommendations to the Board of the Company as to appropriate salary and other compensation for senior executives and directors of the Company, the compensation committee makes recommendations to the Board of the Company as to the level of stock option compensation and stock warrants granted within the Company.

Technical Oversight Committee is made up of Keith Morrison and Charles Riopel. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

Corporate Governance Committee is made up of John Hick (Chair), Douglas Ford and Janet Huang. The Corporate Governance Committee is responsible for reviewing and making recommendations to the Board of the Company as to the rules and procedures for making decisions in corporate affairs and establishing a complete Handbook for the Company.

Compliance/Disclosure Committee is made up of Charles Riopel (Chair) and Keith Morrison. The purpose of the Compliance Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Compliance Committee meets as required to oversee the dissemination of all corporate material.

D. Employees.

The Company began termination and working notice severance to all employees from December 2019 and migrated the employees who were willing to continue with the Company to contractors.

Effective at December 31, 2020, the Company had no salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 2020, the Company granted an aggregate total of 7,850,000 stock options to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares as of the date of this report by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of the day of this report, there were 116,111,867 common shares issued and outstanding, 65,659 preferred shares outstanding, 7,925,625 exercisable options, 19,437,523 warrants which fully diluted is 143,540,674.

Name of Beneficial Owner	Number of Shares (post-consolidation)		Percent
Principal Holders
Sentient Group GP IV	36,980,982		29.73%
Contemporary Amperex Technology Ltd. (CATL)	22,944,444		18.44%
Officers and Directors
Douglas Ford	662,250	(1)
Keith Morrison	1,494,017	(2)
Mark Fedikow	1,865,714	(3)
Gilbert Clark	133,605
John Sabine	630,453
Christopher Messina	128,143
Sarah-Wenjia Zhu	752,623
Charles Riopel	181,443
All Officers and Directors as a Group (8 persons)	5,848,248		5.00%

(1)	Includes 42,200 shares held through B.W.N. Oil Technologies Inc., 544,000 shares held through Dockside Capital Group Inc.
(2)	includes 840,826 shares held through Lacnikdon Ltd.
(3)	Includes 191,000 shares held through Lee River Resources Ltd

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

On August 13 and August 31, 2020, the Company closed its announced non-brokered private placement in two tranches issuing a total of 21,142,857 Units at a price of $0.07 per unit for aggregate gross proceeds of $1,480,000. Each Unit consisted of one common share in the capital of the Company and one transferable common share purchase warrant (“Warrant”) of the Company. Each Warrant will entitle the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.09. The warrants are subject to an acceleration clause such that if the closing market price of the common Shares on the TSX-V is greater than $0.12 per Common Share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the Placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2020, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

Subsequent to FY 2020, to date, 6,278,219 warrants have been exercised, totaling in $665,135 proceeds to the Company.

On April 20, 2021, the Company closed the previously announced and oversubscribed non brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,759.60 Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause that if the closing market price of the common shares on the TSX-V is greater than the $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2020	2019	2018
Directors and officers of the Company	$21	$38	$1
Related company	7	131	—
	$28	$169	$1

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advancement represent other receivable included in current assets as well as investment in Premium Nickel Resource Inc. (“Premium Nickel”) a private company incorporated in Ontario in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2020	2019	2018
Due from related party	$55	$95	$—
Advance	50	24	—
Investment	48	—	—
Total	153	119	—

Related party transactions —

During the year ended December 31, 2020, the Company recorded $171,952 (2019 - $370,127), (2018 - $174,224) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

(a) Investment in Premium Nickel

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel Resources Inc. (“Premium Nickel”). Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring the business and assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial investment common share certificate and Warrant were issued during the year ended December 31, 2020.

To December 31, 2020, the Company subscribed for a further 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. To December 31, 2020 and subsequently, the underlying common shares are Restricted. To December 31, 2020, the Company’s total investment constitutes a 11.01% holding (December 31, 2019 – 9.64%) in Premium Nickel.

As December 31, 2020, the Company had representatives on the board of Premium Nickel and there were material transactions between the two companies. By sharing its managerial personnel, North American Nickel had direct operating involvement in Premium Nickel, including participating in the policy making process and providing essential technical support. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting of the investment. Premium Nickel’s financial information at December 31, 2020 was net assets of $32,445, which was comprised primarily of cash, and a total comprehensive loss of $1,227,998 was recorded for the year ended December 31, 2020.

Details of the Company’s investment at December 31, 2020 is as follows:

Investment
Balance, December 31, 2018 and 2019	-
Reallocation of advance	24
Investment	154
Share of loss of Premium Nickel	(130)

Total	48

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2020, pursuant to the Services Agreement, the Company charged Premium Nickel $647,164 (December 31, 2019 - $95,415) for services and charged $8,495 in administrative fees, received $701,305 (December 31, 2019 – $Nil) and recorded $54,619 in due from Premium Nickel (December 31, 2019 - $95,415). During the year ended December 31, 2020, $33,735 (December 31, 2019 - $Nil) of the Company’s additional investment was offset from previously outstanding amounts due from Premium Nickel. Subsequent to December 31, 2020, the Company received the $54,619 in full from Premium Nickel.

At December 31, 2020, $50,000 has been classified as an advance as Premium Nickel has not yet issued the common share certificate. Subsequent to December 31, 2020, the Company paid an additional $50,400 and was issued the common share certificate representing its additional investment.

(b) Key Management Compensation

Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Geological consulting fees — expensed	5	136	104
Geological consulting fees — capitalized	-	-	18
Management fees — expensed	478	747	747
Salaries - expensed	182	185	181
Share-based payments	756	-	192
Total	1,421	1,068	1,242

(c) Transactions with Sentient

As of December 31, 2020, Sentient Executive GP IV Limited (“Sentient”) beneficially owns 36,980,982 common shares on a post-consolidation basis constituting approximately 33.66% (2019 – 41.7%) of the currently issued and outstanding common shares.

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

(d) Transaction with CATL

As of December 31, 2020, Contemporary Amperex Technology Limited (“CATL”) beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

On December 18, 2019, CATL subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021. As of December 31, 2019, CATL beneficially owns 22,944,444 common shares constituting approximately 25.87% of the currently issued and outstanding shares of the Company.

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

B. Significant Changes

The Company is not aware of any significant change since December 31, 2020 that is not otherwise reported in this filing.

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

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2020	0.30	0.06	0.332	0.045
2019	0.40	0.10	0.372	0.023
2018	0.085	0.030	0.075	0.020
2017	0.095	0.065	0.076	0.043
2016	0.145	0.065	0.11	0.05

2020
Fourth Quarter ended December 31, 2020	0.235	0.15	0.199	0.111
Third Quarter ended September 30, 2020	0.30	0.08	0.332	0.052
Second Quarter ended June 30, 2020	0.10	0.07	0.072	0.045
First Quarter ended March 31, 2020	0.215	0.06	0.158	0.05

2019
Fourth Quarter ended December 31, 2019	0.225	0.10	0.165	0.023
Third Quarter ended September 30, 2019	0.35	0.15	0.285	0.10
Second Quarter ended June 30, 2019	0.25	0.15	0.188	0.06
First Quarter ended March 31, 2019	0.40	0.20	0.372	0.13

Last Six Months
April 2021	0.29	0.23	0.232	0.195
March 2021	0.36	0.23	0.287	0.182
February 2021	0.35	0.22	0.266	0.168
January 2021	0.39	0.14	0.30	0.113
December 2020	0.225	0.15	0.176	0.117
November 2020	0.23	0.165	0.188	0.122

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2020 was C$0.155. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2020 was US$0.12.

The Company’s common shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and warrants.

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 21,731,011 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

16,045,231	$0.09	August 13, 2020
5,685,780	0.09	August 31, 2020
21,731,011

The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2020, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

Since the beginning of the most recently completed financial year, Options issued to purchase an aggregate 7,850,000 common shares were issued. The following table outlines the detail of each issuance:

Number of Options	Exercise Price	Grant Date
	(CDN $)

6,650,000	$0.16	February 24, 2020
1,200,000	0.09	August 19, 2020
7,850,000

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

C. Material contracts

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $8,000. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totaling $138,000 and the issuance of 1,000,000 common shares. The Company has exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

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

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel property. Consideration for the acquisition is $1,525,000 in cash, 300,000 post-consolidation common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. The 300,000 common shares were issued subsequent to the quarter as a purchase consideration with a value of $60,000. Based on the results of the exploration program completed in April 2020, the management elected not to proceed with further exploration on the property and terminated the agreement.

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024.

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice.

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

Mr. Charles Riopel also serves on the Audit Committee. He is an accomplished senior-level executive with 20+ years domestic/international investment experience in mining. He has managed over the year’s both private and public investment funds. Mr. Riopel is the founder and managing partner at Latitude 45, a private equity fund specialized in mining. Over the past 5 years, Mr. Riopel has been a member and/or chaired Audit Committees at several public and private companies as well as charitable foundations.

B. Code of Ethics

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants (“DMCL”) billed the Corporation $45,549 in the year ended December 31, 2020 ($35,427 in the year ended December 31, 2019 and $33,150 in the year ended December 31, 2018)

(b) Audit Related Fees

DMCL billed $ nil for audit related services in the year ended December 31, 2020, 2019 and 2018.

(c) Tax Fees

DMCL billed the Company $6,900 for the tax year 2020, $1,350 for the tax year 2019 and $1250 for the tax year 2018.

(d) All Other Fees

DMCL billed the Corporation $ nil for services in the year ended December 31, 2020, 2019 and 2018.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2020 and 2019.

Statements of comprehensive loss for the years ended December 31, 2020, 2019 and 2018.

Statement of changes in shareholders’ equity for the years ended December 31, 2020 2019 and 2018.

Statements of cash flows for the years ended December 31,2020, 2019 and 2018.

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

19.1 Management Discussion & Analysis as of April 23, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 30, 2021	By:	/s/ Keith Morrison
	Name:	Keith Morrison
	Title:	CEO as duly authorized signatory

Consolidated Financial Statements

For the year ended December 31, 2020

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Management’s Responsibility for Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

■	Consolidated Statements of Financial Position

■	Consolidated Statements of Comprehensive Loss

■	Consolidated Statements of Changes in Equity

■	Consolidated Statements of Cash Flows

■	Notes to the Consolidated Financial Statements

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

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfils its financial reporting responsibilities.

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

“signed” Keith Morrison President and Chief Executive Officer	“signed” Sarah Zhu Chief Financial Officer

April 23, 2021

40 | North American Nickel / YEAR END 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and (that): (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

41 | North American Nickel / YEAR END 2020

Critical Audit Matter	How the Matter was Addressed in the Audit

Valuation of exploration and evaluation assets	The matter was addressed as follows -

Refer to Note 6 – Exploration and Evaluation Assets

The principal considerations for our determination that performing procedures relating to the valuation of the exploration and evaluation asset is a critical audit matter is due to the high degree of judgment management made to assess whether indicators of impairment exist on the Company’s exploration and evaluation assets, specifically, related to the Company’s ability and intention to continue to explore the exploration and evaluation assets. As a result, a high degree of auditor effort was involved when performing procedures to evaluate whether management appropriately identified impairment indicators.

● ● ● ● ●

Obtained an understanding of key controls associated with evaluating exploration and evaluation assets for indicators of impairment.

Assessed management’s conclusions and internal and external factors that may be considered indicators of impairment and compared these to management’s assessment of impairment.

Assessed the Company’s right to perform exploration activities on its exploration and evaluation assets, including that the rights are in good standing.

Evaluated the Company’s ability and intent of significant exploration activity on its exploration and evaluation assets.

Evaluated the associated disclosures in the consolidated financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005

Vancouver, Canada

April 23, 2021

42 | North American Nickel / YEAR END 2020

Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	Notes	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash		308	1,098
Receivables and other current assets	4	59	161
Due from related party	9	55	95
TOTAL CURRENT ASSETS		422	1,354

NON-CURRENT ASSETS
Equipment	5	21	28
Exploration and evaluation assets	6	39,103	38,633
Advance	9	50	24
Investment	9,10	48	-
TOTAL NON-CURRENT ASSETS		39,222	38,685
TOTAL ASSETS		39,644	40,039

LIABILITIES
Trade payables and accrued liabilities	7, 10	362	519
Flow-through share premium	8	-	89
Provision for restoration obligation	6, 12	267	-
TOTAL LIABILITIES		629	608

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	89,627	89,006
Reserve	8	2,096	4,175
Deficit		(53,299)	(54,341)
TOTAL EQUITY		39,015	39,431
TOTAL LIABILITIES AND EQUITY		39,644	40,039

Nature of Operations (Note 1)

Commitments (Note 6 and 11)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 23, 2021

“signed”	“signed”

Keith Morrison Director	Doug Ford Audit Committee Chair

43 | North American Nickel / YEAR END 2020

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

EXPENSES

General and administrative expenses	9, 10, 17	(1,238)	(2,145)	(2,340)
Property investigation		(47)	(214)	(216)
Amortization	5	(7)	(12)	(14)
Share-based payments	8	(969)	-	(317)
		(2,261)	(2,371)	(2,887)
OTHER ITEMS
Interest income		-	26	74
Reversal of flow-through share premium	8	89	-	-
Impairment of exploration and evaluation assets	6	(438)	(26,510)	-
Foreign exchange loss		(1)	(4)	(209)
Equity loss on investment	9	(130)	-	-
		(480)	(26,488)	(135)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,741)	(28,859)	(3,022)

Basic and diluted weighted average number of common shares outstanding		96,521,169	79,152,786	71,824,814

Basic and diluted loss per share		(0.03)	(0.36)	(0.04)

The accompanying notes are an integral part of these Consolidated Financial Statements.

44 | North American Nickel / YEAR END 2020

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2017		55,459,527	73,598	591	5,089	(26,550)	52,728
Net and comprehensive loss		-	-	-	-	(3,022)	(3,022)
Share capital issued through private placement	8	23,333,333	17,500	-	-	-	17,500
Share issue costs	8	-	(579)	-	-	-	(579)
Value allocated to warrants	8	-	(2,572)	-	2,572	-	-
Expired warrants	8	-	-	-	(48)	48	-
Forfeited/expired options	8	-	-	-	(181)	181	-
Share-based payments	8	-	-	-	317	-	317
BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	8	9,597,931	1,728	-	-	-	1,728
Share issue costs	8	-	(344)	-	-	-	(344)
Flow-through share premium	8	-	(89)				(89)
Share capital issued as earn-in	8	300,000	51				51
Value allocated to warrants	8	-	(287)	-	287	-	-
Expired warrants	8	-	-	-	(2,080)	2,080	-
Forfeited/expired options	8	-	-	-	(1,781)	1,781	-
BALANCE AT DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431

Net and comprehensive loss		-	-	-	-	(2,741)	(2,741)
Share capital issued through private placement	8	21,142,857	1,480	-	-	-	1,480
Share issue costs	8	-	(124)	-	-	-	(124)
Value allocated to warrants	8	-	(735)	-	735	-	-
Expired warrants	8	-	-	-	(2,572)	2,572	-
Share-based payments	8	-	-	-	969	-	969
Forfeited/expired options	8	-	-	-	(1,211)	1,211	-
BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

The accompanying notes are an integral part of these Consolidated Financial Statements.

45 | North American Nickel / YEAR END 2020

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

OPERATING ACTIVITIES
Loss for the year	(2,741)	(28,859)	(3,022)
Items not affecting cash:
Amortization	7	12	14
Share-based payments	969	-	317
Interest income	-	(26)	(74)
Reversal of flow-through share premium	(89)	-	-
Impairment of exploration and evaluation assets	438	26,510	-
Equity loss on investment	130	-	-
Changes in working capital	(46)	11	21
Other:
Interest received	-	36	80
Net cash used in operating activities	(1,332)	(2,316)	(2,664)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(635)	(780)	(14,566)
Short-term investments	-	2,500	-
Investment	(121)	-	-
Advance	(50)	(24)	-
Purchase of equipment	-	(5)	-
Net cash provided by (used in) investing activities	(806)	1,691	(14,566)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,472	1,728	17,500
Share issuance costs	(124)	(344)	(329)
Net cash provided by financing activities	1,348	1,384	17,171

Change in cash for the year	(790)	759	(59)
Cash, beginning of the year	1,098	339	398
Cash, end of the year	308	1,098	339

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Consolidated Financial Statements.

46 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

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

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business but anticipates that COVID-19 may impact the Company’s ability to conduct fieldwork on projects.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 23, 2021. The discussion in notes to the financial statements is stated in Canadian dollars except amounts in tables are expressed in thousands of Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

47 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

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

48 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

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

49 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

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

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

50 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Financial liabilities

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

51 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

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

52 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

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

(o) Equity investment

Investments in entities over which the Company has a significant influence, but not control, are accounted for by the equity method, whereby the original cost of the investment is adjusted for the Company’s proportionate share of the investee’s income or loss. When the Company’s equity investee issues its own shares to outside interest, a dilution gain or loss arises as a result of the difference between the Company’s proportionate share of the proceeds and the carrying value of the underlying equity. When net accumulated losses from an equity accounted investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee.

(p) Accounting standards and amendments issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

53 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

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

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $39,103,319 carrying value at December 31, 2020, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at its projects, or alternatively, upon the Company’s ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets. During the year ended December 31, 2020, the Company recorded an impairment of its Greenland exploration and evaluation asset of $Nil (December 31, 2019 - $26,499,159).

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has restoration obligations at December 31, 2020 of $267,000 (December 31, 2019 - $Nil) related to its Greenland exploration and evaluation asset.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 8 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

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

54 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

(e) Equity investment

Management determines its ability to exercise significant influence over an investee by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policymaking processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of essential technical information and operating involvement.

At December 31, 2020, the Company’s percentage holding in its private investee was less than 20%, with significant influence over the private investee and has used the equity method of accounting for this investment.

4. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Sales taxes receivable	23	62
Other current assets (prepaid expenses and amounts receivable)	36	99
	59	161

5. EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2020 and 2019:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2018, 2019 and 2020	67	15	136	218

Accumulated Amortization
Balance – December 31, 2018	43	9	126	178
Amortization	5	3	4	12
Balance – December 31, 2019	48	12	130	190
Amortization	4	1	2	7
Balance – December 31, 2020	52	13	132	197

Carrying Amount
As at December 31, 2019	19	3	6	28
As at December 31, 2020	15	2	4	21

55 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Loveland Nickel (Enid Creek)	Lingman Lake	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2018	288	222	42	-	-	8	42	602
Acquisition costs	10	8	-	83	14	3	-	118
Balance, December 31, 2019	298	230	42	83	14	11	42	720
Acquisition costs – cash	10	8	-	-	-	-	4	22
Impairment	-	-	-	(83)	-	-	-	(83)
Balance, December 31, 2020	308	238	42	-	14	11	46	659

Exploration
Balance, December 31, 2018	1,431	209	22	-	-	-	62,215	63,877
Administration	1	1	-	-	-	-	12	14
Corporate social responsibility	2	1	-	-	-	-	-	3
Property maintenance	7	7	-	-	-	-	17	31
Drilling	32	-	12	15	5	-	197	261
Environmental, health and safety	-	-	-	-	-	-	8	8
Geology	24	14	1	15	6	-	140	200
Geophysics	1	1	4	3	2	-	28	39
Helicopter charter aircraft (recovery)	-	-	-	-	-	-	(21)	(21)
Infrastructure	-	-	-	-	-	-	11	11
Impairment	-	-	-	-	-	(11)	(26,499)	(26,510)
	67	24	17	33	13	(11)	(26,107)	(25,964)
Balance, December 31, 2019	1,498	233	39	33	13	(11)	36,108	37,913
Administration	2	1	-	-	-	-	9	12
Drilling	-	-	5	167	-	-	43	215
Geology	21	13	69	83	-	-	56	242
Geophysics	2	-	28	72	-	-	3	105
Helicopter charter aircraft	-	-	-	-	-	-	8	8
Property maintenance	6	5	1	-	-	-	25	37
Camp site cleanup	-	-	-	-	-	-	267	267
Impairment	-	-	-	(355)	-	-	-	(355)
	31	19	103	(33)	-	-	411	531
Balance, December 31, 2020	1,529	252	142	-	13	-	36,519	38,445

Total, December 31, 2019	1,796	463	81	116	27	-	36,150	38,633
Total, December 31, 2020	1,837	490	184	-	27	-	36,565	39,103

56 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $10,000 during the year ended December 31, 2020 (December 31, 2019 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2020, the Company incurred exploration expenditures totalling $31,004 (December 31, 2019 - $66,877) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $8,000 during the year ended December 31, 2020 (December 31, 2019 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2020, the Company incurred $27,317 (December 31, 2019 - $23,367) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64,256 during the year ended December 31, 2018.

The Company had no minimum required exploration commitment for the years ended December 31, 2020, 2019 and 2018 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and claim anniversary dates were adjusted as a result of the COVID-19 pandemic. In April 2020, the Company applied for a one year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mines, thus adjusting the claim anniversary dates to April and May of 2021. The COVID-19 relief program was offered again commencing in 2021, and the Company has applied an additional one year exclusion.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of exploration activity per claim unit must be reported to the Provincial Recording Office. The Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work and consecutively thereafter. Payments cannot be banked to be carried forward for future use. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 expenditures have been filed but have not yet been approved.

During the year ended December 31, 2020, the Company incurred $102,715 (December 31, 2019 - $18,175) in exploration and license related expenditures on the Quetico Property.

57 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Loveland Nickel (Enid Creek) Property

On September 25, 2019, the Company entered into earn in agreement to acquire a 100% interest, subject to a 1% NSR, in certain claims known as the Loveland Nickel (Enid Creek) Property located in Timmins, Ontario. Consideration included acquisition costs of $1,525,000 in cash and the issuance of 300,000 common shares. During the year ended December 31, 2019, the Company paid $25,000 and issued 300,000 common shares at a fair value of $51,000. Exploration expenditures of $4,500,000 were to be incurred over a period ending September 25, 2024.

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, the management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2019 - $27,376) during the year ended December 31, 2020.

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease required annual rental fees.

At the end of the fiscal year 2019, management of the Company made a decision to relinquish the mineral lease. As a result, all cumulative exploration related costs of $11,393 were written-off as at December 31, 2019. The Company applied and received approval for a refund of a $13,016 (US $10,000) reclamation deposit held by the Department of Natural Resources in Michigan. The reclamation deposit was received during the year ended December 31, 2020.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

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

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the year ended December 31, 2020, the Company spent in aggregate of $148,007 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued is based on the current best estimate of restoration activities that will be required on the Maniitsoq Property. The Company’s provision for future cleanup is based on the level of known disturbance at the reporting date and known requirements. It is not currently possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company is expected to fulfil the obligation during the next 12 months.

58 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2019, management believed that facts and circumstances existed to suggest that the carrying amount of the Maniitsoq Property exceeded its recoverable amount. As a result, management determined the Maniitsoq Property should be impaired by $26,499,159 and its recoverable amount was $36,149,667 at the end of December 31, 2019. No facts or circumstances existed at December 31, 2020 to suggest further impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2021.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. Under the terms of the second license period, there was no required minimum exploration expenditures for the year ended December 31, 2019. As of December 31, 2020, the Company has spent $56,262,968 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2020 and available credits of DKK 283,945,553 (approximately $58,776,729) at the end of December 31, 2020. During the year ended December 31, 2020, the Company had approved exploration expenditures of DKK 865,100 (approximately $179,076). The credits available for each year may be carried forward for 3 years plus 1 year extension and expire between December 31, 2021 to December 31, 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $117,756 (December 31, 2019 - $228,925) in exploration and license related expenditures on the Sulussugut License.

To December 31, 2020 and 2019, the Company has completed all obligations with respect to required reduction of the area of the license.

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2022.

The Ininngui License is contiguous with the Sulussugut License.

59 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2020, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $5,199,578 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credits of DKK 30,424,551 (approximately $6,297,882). The credits available for each year may be carried forward 3 year plus 1 year extension and expire between December 31, 2021 to December 31, 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $19,424 in exploration and license related expenditures (December 31, 2019 - $37,537).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2020, the Company received one year period license extension, which provides for renewal period until 2023.

The Company has no minimum required exploration obligation for the year ended December 31, 2020. As of December 31, 2020, the Company has spent $1,504,317 on exploration costs for the Carbonatite License. To December 31, 2020, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,544,473 (approximately $2,182,706). The credit available from each year may be carried forward 3 years plus 1 year extension and expire between December 31, 2022 to December 31, 2024. The Company has no exploration commitment for 2021 year.

During the year ended December 31, 2020, the Company spent a total of $6,527 in exploration and license related expenditures (December 31, 2019 - $123,981).

Ikertoq License

During the year ended December 31, 2018, the Company was granted an exploration license, (the “Ikertoq License”) by the BMP of Greenland and spent total of $132,679 in exploration and license related expenditures. The license was later relinquished and the costs were expensed as at December 31, 2018.

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were no exploration related costs incurred during the year ended December 31, 2020.

7. TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Trade payables	290	310
Amounts due to related parties (Note 10)	28	169
Accrued liabilities	44	40
	362	519

60 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

8. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a) Common shares issued and outstanding

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value. All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented. As at December 31, 2020, the Company has 109,833,648 common shares issued and outstanding, (December 31, 2019 – 88,690,791) (December 31, 2018 – 78,792,860).

2020

On August 13, 2020, the Company closed the first tranche of its non-brokered private placement equity financing consisting of 15,481,077 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $1,083,675. On August 31, 2020, the Company closed the second and final tranche of its non-brokered private placement equity financing consisting of 5,661,780 units of the Company at a price of $0.07 per unit, for aggregate gross proceeds of $396,325. Each unit consists of one common share in the capital of the Company and one transferable common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.12 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the non-brokered private financing, the Company incurred total share issuance costs of $124,222. The Company issued and aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance.

The Company allocated a $716,055 fair value to the warrants issued in conjunction with the private placement and $18,547 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.28% to 0.31% range and an expected volatility of 158% to 158.53% range.

2019

On October 24, 2019 the TSXV approved the filing of the earn in agreement for the Loveland Nickel Property. As a result, on December 9, 2019, the Company issued 300,000 common shares at fair value of $51,000 (note 6).

On December 18, 2019, the Company closed a non-brokered private placement equity financing of 7,373,265 units at a price of $0.18 and 2,224,666 flow-through common shares at a price of $0.18 and raised aggregate gross proceeds of $1,727,628. Each unit issued consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of 24 months from its date of issuance. All Securities issued pursuant to this offering were subject to a hold period which expired on April 19, 2020. The Company incurred total share issuance costs of $343,639. The Company allocated a $265,217 fair value to the warrants issued in conjunction with the private placement and $21,445 to 298,099 agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.73% and an expected volatility of 147.26%.

On issuance, the Company bifurcated the flow-through shares into i) a flow-through share premium of $88,987 that investors paid for the flow-through feature, which is recognized as a liability and; ii) share capital of $311,453. To December 31, 2020, the Company expended $400,440 (December 31, 2019 – $Nil) in eligible exploration expenditures and, accordingly, the flow-through liability was reduced to $Nil.

61 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

2018

On April 19, 2018, the Company closed a non-brokered private placement equity financing of 23,333,333 units at a price of $0.75 per unit and raised aggregate gross proceeds of $17,500,000. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $1.20 for a period of 24 months from its date of issuance. The Company incurred total share issuance costs of $578,800, of which $250,000 was recorded in trade payables at December 31, 2018. The Company allocated a $2,571,514 fair value to the warrants issued in conjunction with the private placement. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 1.91% and an expected volatility of 94.26%.

b) Preferred shares issued and outstanding

As at December 31, 2020, December 31, 2019 and December 31, 2018, there are 590,931 series 1 preferred shares outstanding.

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
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c) Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	15,651,397	0.96	25,797,283	1.20	17,617,541	1.20
Issued	21,731,011	0.09	3,984,731	0.25	11,666,666	1.20
Cancelled / expired	(11,666,666)	1.20	(14,130,617)	1.20	(3,486,924)	1.20
Outstanding, end of year	25,715,742	0.11	15,651,397	0.96	25,797,283	1.20

62 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

At December 31, 2020, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
3,984,731	December 18, 2021	0.25	0.15
16,045,231 [1]	August 13, 2022	0.09	1.01
5,685,780 [1]	August 31, 2022	0.09	0.37
25,715,742			1.53

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2020, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

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

A summary of option activity under the Plan during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,130,550	1.51	2,594,550	1.80	2,072,050	2.30
Issued	7,850,000	0.15	-	-	642,500	1.20
Cancelled / expired	(2,001,825)	1.51	(464,000)	4.23	(120,000)	1.80
Outstanding, end of year	7,978,725	0.17	2,130,550	1.51	2,594,550	1.80

During the year ended December 31, 2020, the Company granted an aggregate total of 7,850,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 6,650,000 options at $0.16 per share and 1,200,000 options at $0.09 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2020 amounted to $969,391 and was recorded as a share-based payment expense.

There were no incentive stock options granted during the year ended December 31, 2019.

During the year ended December 31, 2018, the Company granted 642,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $1.20 per common share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2018 amounted to $317,332 and was recorded as a share-based payments expense.

63 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The fair value of stock options granted and vested during the years ended December 31, 2020, 2019 and 2018 was calculated using the following assumptions:

	December 31, 2020	December 31, 2019	December 31, 2018
Expected dividend yield	0%	-	0%
Expected share price volatility	121.5% - 125%	-	96.9% - 101%
Risk free interest rate	0.39% - 1.21%	-	2.04% - 2.17%
Expected life of options	5 years	-	5 years

Details of options outstanding as at December 31, 2020 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
53,100	53,100	January 28, 2021*	2.10	0.00
40,625	40,625	February 21, 2022	1.20	0.01
35,000	35,000	February 28, 2023	1.20	0.01
6,650,000	6,650,000	February 24, 2025	0.16	3.46
1,200,000	1,200,000	August 19, 2025	0.09	0.70
7,978,725	7,978,725			4.18

*Subsequently expired, unexercised.

e) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2020, the Company transferred $3,782,706 (December 31, 2019 - $3,860,656) (December 31, 2018 - $229,381) to deficit for expired options and warrants.

During the year ended December 31, 2020, the Company recorded $969,391 of share-based payments to reserves. There were no share-based payments during the year ended December 31, 2019. During the year ended December 31, 2018, the Company recorded $317,332 of share-based payments to reserves.

9. INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel Resources Inc. (“Premium Nickel”). Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring the business and assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial investment common share certificate and Warrant were issued during the year ended December 31, 2020.

64 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

To December 31, 2020, the Company subscribed for a further 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. To December 31, 2020 and subsequently, the underlying common shares are Restricted. To December 31, 2020, the Company’s total investment constitutes a 11.01% holding (December 31, 2019 – 9.64%) in Premium Nickel.

As December 31, 2020, the Company had representation on the board, participate in the policy-making process, material transactions between the Company and Premium Nickel, interchange of managerial personnel, provision of essential technical information and operating involvement. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting of the investment. Premium Nickel’s financial information at December 31, 2020 was net assets of $32,445 which was comprised primarily of cash, and a total comprehensive loss of $1,227,998 was recorded for the year ended December 31, 2020.

Details of the Company’s investment at December 31, 2020 is as follows:

Investment
Balance, December 31, 2018 and 2019	-
Reallocation of advance	24
Investment	154
Share of loss of Premium Nickel	(130)

Total	48

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2020, pursuant to the Services Agreement, the Company charged Premium Nickel $647,164 (December 31, 2019 - $95,415) for services and charged $8,495 in administrative fees, received $701,305 (December 31, 2019 – $Nil) and recorded $54,619 in due from Premium Nickel (December 31, 2019 - $95,415). During the year ended December 31, 2020, $33,735 (December 31, 2019 - $Nil) of the Company’s additional investment was offset from previously outstanding amounts due from Premium Nickel. Subsequent to December 31, 2020, the Company received the $54,619 in full from Premium Nickel.

At December 31, 2020, $50,000 has been classified as an advance as Premium Nickel has not yet issued the common share certificate. Subsequent to December 31, 2020, the Company paid an additional $50,400 and was issued the common share certificate representing its additional investment (Note 18).

65 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

10. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Directors and officers of the Company	21	38
Related company	7	131
Total	28	169

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount due from related party and advance represent as well as investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Due from related party	55	95
Advance	50	24
Investment	48	-

Total	153	119

(a) Related party transactions

2020

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of December 31, 2020, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of December 31, 2020, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2020, the Company recorded $171,952 (2019 - $370,127), (2018 - $174,224) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

2019

As of December 31, 2019, Sentient beneficially owns 36,980,982 common shares, constituting approximately 41.70% of the currently issued and outstanding common shares of the Company.

On December 18, 2019, CATL subscribed for a total of 2,944,444 units under a bought deal private placement financing transaction described in Note 9 for a total net proceeds of $530,000. As part of the subscription, CATL was granted 1,472,222 common share purchase warrants exercisable at $0.25 until December 18, 2021. As of December 31, 2019, CATL beneficially owns 22,944,444 common shares, constituting approximately 25.87% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

During the year ended December 31, 2019, the Company recorded $370,127 (2018 - $174,224), (2017 - $244,285) in fees charged by a legal firm in which the Company’s former chairman is a consultant.

66 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

2018

As of December 31, 2018, Sentient beneficially owns 36,980,982 common shares, constituting approximately 46.93% of the currently issued and outstanding common shares of the Company.

As of December 31, 2018, CATL beneficially owns 19,997,628 common shares, constituting approximately 25.38% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Geological consulting fees – expensed	5	136	104
Geological consulting fees – capitalized	-	-	18
Management fees – expensed	478	747	747
Salaries - expensed	182	185	181
Share-based payments	756	-	192
Total	1,421	1,068	1,242

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended December 31, 2020 and 2019 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Decrease (increase) in accounts receivables	102	(126)	84
Decrease in prepaid expenses	7	3	19
Increase (decrease) in trade payables and accrued liabilities	(155)	134	(82)
Total changes in working capital	(46)	11	21

During the year ended December 31, 2020, the Company:

i)	transferred $3,782,706 from reserve to deficit;
ii)	recorded $6,506 as the net change for accrued exploration and evaluation expenditures;
iii)	recorded $267,000 as a provision for restoration obligation;
iv)	reclassed $24,000 from advance to investment;
v)	offset $33,735 from due to related party to investment; and
vi)	offset $7,500 in trade payables to proceeds from issuance of common stock.

During the year ended December 31, 2019, the Company:

i)	transferred $3,860,656 from reserve to deficit;
ii)	recorded $171,444 as the net change for accrued exploration and evaluation expenditures;
iii)	paid $51,000 as non-cash consideration for exploration and evaluation expenditures; and
iv)	recorded $88,987 of flow-through share premium liability.

67 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

During the year ended December 31, 2018, the Company:

i)	transferred $229,381 from reserve to deficit;
ii)	recorded $250,000 of share issuance costs in trade payables; and
iii)	recorded $186,304 in accrued exploration and evaluation expenditures.

12. COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $30,951 per month effective June 2018 up to December 31, 2019 and $19,106 per month effective January 1, 2020.

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

13. RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rate.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2020 was 1.2732 USD to CAD, 1.5608 EUR to CAD and 0.2099 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $7,349 (2019 - $27,879 credit) and $1,798 in USD currency (2019 - $3,858).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

68 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

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

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2020:

(All amounts in table are expressed in thousands of Canadian dollars)

As at December 31, 2020	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	362	-	-	362
	362	-	-	362

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

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash.

(All amounts in table are expressed in thousands of Canadian dollars)

	As at December 31,
	2020	2019	2018
Equity	39,015	39,431	66,944
Current liabilities	629	608	556
	39,644	40,039	67,500
Cash	(308)	(1,098)	(339)
Short-term investments	-	-	(2,500)
	39,336	38,941	64,661

69 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

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

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

Cash is measured using level 1 inputs and Investment is measured using level 3 inputs.

15. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 7). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019
Equipment
Canada	6	9
Greenland	15	19
Total	21	28

	December 31, 2020	December 31, 2019
Exploration and evaluation assets
Canada	2,538	2,483
Greenland	36,565	36,150
Total	39,103	38,633

16. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

(All amounts in tables are expressed in thousands of Canadian dollars)

	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	$(2,741)	$(28,859)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(740)	(7,792)
Permanent differences and other	222	7,063
Change in valuation allowance	518	729
Net deferred income tax recovery	$-	$-

70 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Exploration and evaluation assets	$7,198	$7,058
Loss carry-forwards	4,878	4,433
Share issuance costs	175	279
Cumulative eligible capital	34	34
Investment	35	-
Equipment	102	100
	12,422	11,904
Valuation allowance	(12,422)	(11,904)
Net deferred tax asset	$-	$-

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2021	$-	$-	$-	$319
2022	-	-	-	209
2023	-	-	-	93
2024	-	-	-	25
2030	696	-	-	-
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,583	-	-	-
2040	1,592	-	-	-
No expiry	-	57	65,775
	$16,462	$57	$65,775	646

17. GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2020	December 31, 2019	December 31, 2018
Consulting fees	194	286	373
Filing fees	43	94	79
General office expenses	74	220	352
Investor relations	54	32	187
Management fees	467	745	733
Professional fees	158	182	142
Salaries and benefits	248	586	474
Total	1,238	2,145	2,340

71 | North American Nickel / YEAR END 2020

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in Canadian dollars)

18. SUBSEQUENT EVENTS

On January 7, 2021, the Company announced that it has received notification from the Greenland government that surplus assessment credits from exploration conducted on the Company’s exclusive mineral exploration licenses located on the southwest coast of Greenland have been extended by one year. Mineral licenses that received one credit extension include exploration license 2011/54, exploration license 2012/28 and exploration license 2018/21.

On January 14, 2021, the Company invested a further $50,400 towards the acquisition of common shares of Premium Nickel. A share certificate for 251,000 common shares was issued to the Company on March 23, 2021, representing the Company’s $100,400 investment, of which $50,000 was recorded in advances at December 31, 2020 (Note 9).

On February 26, 2021, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 3,185,000 common shares in the capital of the Company pursuant to the Company’s Plan. All of the options are exercisable for a period of 5 years at an exercise price of $0.32 per share.

Subsequent to December 31, 2020, the Company received $665,135 in proceeds from the exercise of warrants.

On April 20, the Company closed the previously announced and oversubscribed non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,759.60. Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the Placement, the Company has paid eligible finders (the “Finders”): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the Units attributable to the Finders under the Placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one Common Share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at an exercise price of $0.35.

72 | North American Nickel / YEAR END 2020