Form 20-F
period 2021-12-31
North American Nickel Inc.
filed 2022-04-26
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

131,270,286 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017. The information presented below for the five year period ended December 31, 2021, 2020, 2019, 2018 and 2017 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”. All financial information is expressed in Canadian dollars and Danish Krones (“DKK”), except amounts in the table that are expressed in thousands of Canadian dollars and thousands of DKK, and except as otherwise indicated.

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

North American Nickel Inc.

Selected Financial Data in accordance with IFRS for the years 2021, 2020, 2019, 2018 and 2017

(Expressed in thousands of Canadian dollars, except per share amounts)

	Years Ended December 31
	2021	2020	2019	2018	2017
Net operating revenues	$0	0	0	0	0

Loss from operations	$0	0	0	0	0

Net loss	$(3,996)	(2,741)	(28,859)	(3,022)	(2,879)
Comprehensive loss	$(3,996)	(2,741)	(28,859)	(3,022)	(2,879)

Loss per share from operations	$(0.03)	(0.03)	(0.36)	(0.04)	(0.06)

Share capital	$94,042	90,218	89,597	88,538	74,189
Common shares issued	131,204,627	109,833,648	88,690,791	78,792,860	55,459,527
Weighted average shares outstanding	122,376,897	96,521,169	79,152,786	71,824,814	46,592,964

Total assets	$41,683	39,644	40,039	67,500	53,697

Net assets	$41,203	39,015	39,431	66,944	52,728

Cash dividends declared per common share	$0	0	0	0	0
Exchange rates (CAD$ to U.S.$) period average	$0.7980	0.7454	0.7536	0.7718	0.7704

Exchange rates (CAD$ to U.S.$) for most recent six months	Period High	Period Low
October 2021	$0.8111	0.7903
November 2021	$0.8085	0.7817
December 2021	$0.7910	0.7727
January 2022	$0.8017	0.7830
February 2022	$0.7888	0.7793
March 2022	$0.7955	0.7772

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

Having no viable business, it is difficult to determine a price for the common shares. That price must therefore be dependent on the value that each individual buyer and seller place on the future prospects of the company, rather than any objective measurement. This is a very risk position for shareholders, as the majority perception may turn negative and price decline severely.

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

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also, effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. On October 2, 2019, the Board of Directors and management completed a consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidation shares for one post-consolidation share. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

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

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. NAN provides technical and management support to PNR through a Services Agreement and a Consulting Agreement. The CEO, CFO and the Chairman of the Company’s Board were appointed to be the CEO, CFO and the Chairman of PNR. The Company owns 10% of PNR upon a further investment of $441,046 on August 26, 2021 and has a 5-year Warrant to purchase an additional 15% of PNR for USD $10 million before February 26, 2025.

On February 17, 2022, the Company announced that it has executed a non-binding letter of intent (“Non-Binding LOI”) providing for a business combination of PNR and the Company (“Merger”).

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

In early 2018, the Company initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that should demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, the Company has acquired three new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift. On September 25, 2019, the Company entered into an agreement to earn a 100% interest in the Loveland Nickel property in the Timmins area of Ontario and subsequently completed a 4-hole program for 1,086 metres of diamond drilling, with borehole electromagnetic (BHEM) surveys on the project. Based on the result of the exploration program, the management elected not to proceed with further exploration on the property and terminated the agreement.

The company has raised aggregate gross proceed of $20,707,628 through non-brokered private placement as well as flow-thought common shares equity financing during 2018 -2020.

On July 9, 2020, the Company announced its ownership position in a private company, PNR to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR submitted an indicative offer to the Liquidator of BCL Limited (“BCL”) and Tati Nickel Mining Corporation (“TNMC”) in June 2020 to acquire a combination of prioritized assets of the former producing BCL Mining Complex and separately the TNMC operations located in north-eastern Botswana.

On February 10, 2021, PNR was selected as the preferred bidder and on March 22, 2021, PNR entered into a memorandum of understanding providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements (see news release dated March 24, 2021). On September 28, 2021, the Company announced that PNR had executed a definitive asset purchase agreement with BCL to acquire the Selebi, and Selebi North Ni-Cu-Co assets and related infrastructure formerly operated by BCL. PNR announced the closing of this transaction, and transfer of ownership of the assets, was completed on January 31, 2021. PNR also completed negotiating a separate binding asset purchase agreement to finalize the terms for any prioritized TNMC assets that may be purchased.

The Company announced on February 17, 2022 a proposed business combination of PNR and the Company(“Merger”). Under the policies of TSXV, PNR is a “Non-Arm’s Length Party” of the Company. The Non-Binding LOI will form the basis upon which PNR and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving PNR, the Company and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. In this report, references to the “Resulting Issuer” is to the Company after the closing of the Merger.

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of PNR on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in PNR, on an undiluted basis, for US$10 million, until February 26, 2025 (the “15% Warrant”) While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of PNR outstanding immediate prior to the closing of the Merger, other than any common share of PNR held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of PNR held by the Company would be extinguished. Following completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of PNR (other than the Company).

In connection with the proposed Merger, and subject to any required shareholder and regulatory approvals, the Company is expected to seek the requisite shareholder and regulatory approvals to change the name and stock ticker symbol of the Resulting Issuer as part of the Merger to such name and ticker symbol as may be requested by PNR, acting reasonably, consolidate the common shares of the Resulting Issuer (the “Consolidation”) and reconstitute the board of directors of the Resulting Issuer. The Non-Binding LOI provides for an exclusivity period ending at 11:59 p.m. (Toronto time) on April 2, 2022, which has been extended to April 29 by mutual written consent of the parties, to allow parties to complete their due diligence and negotiate definitive agreements for the proposed Merger.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the “Agent”) to act as lead agent and sole bookrunner, on behalf of a syndicate, on a “best efforts” basis, for a private placement offering of subscription receipts of the Company (the “Subscription Receipts”) for gross proceeds of $5,000,000 (the “Offering”) at a price of $0.48 per Subscription Receipt (the “Issue Price”). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

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

During the FY 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one-year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

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

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

Table 1: Exploration commitment and credits at the end of 2021 (All amounts in table are expressed in thousands of DKK)

		Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area		2,689 km2	296 km2	63 km2
Valid until		December 31, 2021	December 31, 2022	December 31, 2023
Annual licence fee	DKK	41	41	31
Total credit available

Credit from previous years		283,945	30,425	10,545
Approved exploration expenditures (2021)		1,921	90	32
Exploration obligation (2021)		-	-	-

Total Credit	DKK	285,866	30,515	10,577
Carry Forward Period:
From 2017 until December 31, 2022		201,752	19,534	-
From 2018 until December 31, 2023		79,604	10,465	9,563
From 2019 until December 31, 2024		1,724	283	934
From 2020 until December 31, 2025		865	143	48
From 2021 until December 31, 2026		1,921	90	32
Total	DKK	285,866	30,515	10,577

Average Annual Rate DKK to CAD		0.1995	0.1995	0.1995
Accumulated exploration credits in CAD (,000)		$57,027	$6,087	$2,110

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

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue the systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season after a successful financing capable of supporting an integrated exploration program. However, the 2020 and 2021 summer program were further delayed due to the COVID-19 travel restrictions.

In June 2021, fuel and equipment stored on site at the Puiattoq camp site was removed. The wooden tent platforms remain on site for use in future exploration programs.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years. A new hydropower prospecting licence was submitted to the Greenland Government replacing the original licence that expired in July of 2021.

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

Figure 1. Location of Mineralized targets.

Ni-Cu OCCURRENCES
Mineralized target zone
Other Ni-Cu sulphide occurrence
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Fossilik
(P-004, 058 and 059)
P-008
P-013
P-053
P-030
P-032
Sermitsiaq
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS
WGS84 UTM Z22N
24-Mar-2017

Sudbury nickel properties:

The Sudbury properties currently being explored by North American Nickel are exploration properties without mineral resources or reserves. All properties can be readily accessed by paved and/or all-weather gravel roads and have access to water and diesel-power for exploration purposes. Sudbury is considered a world class nickel district. Multiple Ni-Cu-PGM deposits and past and currently producing mines are associated with the Sudbury Igneous Complex. Global nickel resources have been estimated at 1648 million tonnes at a grade of 1.20% nickel. The Sudbury properties have unique geologic characteristics of the Sudbury Basin. Quart Diorite and Sudbury Breccia, two lithologies that commonly host Sudbury nickel-copper-PGM (platinum group metal) mineralization, have been identified on the Post Creek property. The Sudbury properties are strategically located near the Whistle Offset Dyke structure hosting the past-producing Podolsky Cu-Ni-PGM mine owned by KGHM Polska Mied&zacute; S.A. (KGHM). A location map for the properties is given below.

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

Work in 2020 and 2021 consisted of monitoring activity on adjacent claims to assist in target generation.

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

Exploration was focused on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (below table). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

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

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations. A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

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

An application was lodged with the Ontario Ministry of Energy, Northern Development and Mine (ENDM) on March 17, 2021 to extend the tenure of the claim blocks due to impact from COVID-19 on the implementation of exploration work. The one-year exclusion was granted on May 6, 2021. Work commitments of $75,200 are due prior to April 15, 2022.

High Atlas Project in Morocco:

In 2018, the Company geologists identified a camp scale project opportunity in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km. The intrusions are host to three major Ni-Cu occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. All five permits were awarded to NAN as at the date of this report.

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

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in PNR, a private Canadian company who has recently completed a binding purchase agreement to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, the development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

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

The Company continues in the exploration business and the development of its camp scale Maniitsoq Project in south-western Greenland and the Post Creek Property in Sudbury, Ontario. In addition, the company looks to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline including the development of a Moroccan-based subsidiary company as well as a direct investment in PNR, a private Canadian company who has recently acquired the Selebi and Selebi North Ni-Cu-Co assets, currently in liquidation, formerly operated by BCL in Botswana.

Net loss of $3,996,317 in FY 2021 was higher by $1,255,544 compared to a loss of $2,740,773 in FY 2020. The higher loss in FY 2021 was mainly driven by higher share-based payments costs during FY 2021.

B. Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2021 financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS”).

At the end of FY 2021, the Company had a working capital of $1,767,242 (FY 2020 - $207,775 a negative working capital) and reported accumulated deficit of $57,090,869 (FY 2020 - $53,299,078). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2021, the Company had $1,972,716 in available cash (December 31, 2020— $308,151). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company’s ability to continue as a going concern.

During FY 2021 year, the Company received additional cash inflow of $1,641,675 from exercised warrants and $112,000 from exercised options. On April 20, 2021, the Company closed a private placement consisting of an aggregate of 8,290,665 units of the Company (“Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760.

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

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2021.

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

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Company	Age	During the Past Five Years

Douglas E. Ford West Vancouver, B.C. Director	58	Director of North American Nickel Inc. since September 1992; General Manager of Dockside Capital, a private merchant banking and venture capital firm, from 1987 to present.

Christopher Messina Indialantic, Florida Director	50	Director of North American Nickel Inc. since October 2015, Advisor to a number of technology companies in the big data analytics, artificial intelligence, shipping, commodities and cyber security industries.

Janet Huang NingDe, China Director	44	Director of North American Nickel Inc. since April 2019, Head of Internal Audit for Contemporary Amperex Technology Limited (CATL) 2018-Present, Investment Manager of CATL, 2016-2018

Charles Riopel Montreal, QC Director, Chairman	55	Director of North American Nickel Inc. since Jun 2019, founder and managing partner at Latitude 45, a mining private equity fund; board member of Premium Nickel Resources, North American Nickel, Aligo Innovation, Meridian Mining SA, Women in Mining Canada and the Foundation of Greater Montreal.

John Hick Toronto, ON Director	72	Director of North American Nickel Inc. since February 2021, Independent corporate director of a number of publicly listed and private companies.

Mark Fedikow Saltspring Island, B.C. President	69	President of North American Nickel Inc. since August 2010, President of Mount Morgan Resources Ltd. 2001 — present Director and VP of Exploration Services for VMS Ventures Inc. 2008 — April 2015, Director and VP of Exploration IMetal Resources Inc. 2004-Present.

Keith Morrison Burlington, ON Director, Chief Executive Officer	62	Director and CEO of North American Nickel Inc. since December 2014, Director of Era Resources Inc. 2011-2017, Non-Executive Chairman of Security Devices International Inc. 2014-2017, Non-Executive Chairman of Osgood Mountain Gold Ltd. August 2016 — 2017, Non-Executive chairman of ZEN Graphene Solution Ltd. 2018

Sarah-Wenjia Zhu Montreal, QC Chief Financial Officer	47	CFO of North American Nickel Inc since May 2018, formerly an investment manager at The Sentient Group 2009-2017; Equity analyst/associate at PE fund and bank 2007-2009; Deloitte China 1998-2003

B. Compensation.

Management compensation is determined by the board of directors based on competitive prices for services provided. During the year ended December 31, 2021, directors and officers, including private companies controlled by directors and officers, as a group, paid or accrued a total of $530,565 in management fees. See “Item 7. Major Shareholders and Related Party Transactions” for more detail on fees paid to members of management or to entities owned by them.

For the year ended December 31, 2021, the Company paid $210,000 in compensation to Directors for acting as Directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.

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

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense.

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

As at December 31, 2021, the Company had no salaried employees.

E. Share ownership.

A total of ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Company’s Incentive Stock Option Plan. During the year 2021, the Company granted an aggregate total of 8,178,972 stock options to directors, consultants and employees. Other information on ownership is contained in the table below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares as of the date of this report by (i) each person who is known to own beneficially more than 5% of the Company’s outstanding Common Stock, (ii) each of the Company’s directors and executive officers and (iii) all current directors and executive officers as a group. The table does not reflect common shares held of record by depositories but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of the day of this report, there were 133,870,031 common shares issued and outstanding, 65,659 preferred shares outstanding, 15,013,972 exercisable options, 13,417,421 warrants which fully diluted is 162,367,083

Name of Beneficial Owner	Number of Shares (post-consolidation)		Percent
Principal Holders
Sentient Group GP IV	36,980,982		27.62%
Contemporary Amperex Technology Ltd. (CATL)	22,944,444		17.14%
Officers and Directors
Douglas Ford	276,050	(1)
Keith Morrison	1,740,117	(2)
Mark Fedikow	2,106,183
Christopher Messina	128,143
Sarah-Wenjia Zhu	830,623
Charles Riopel	209,243
All Officers and Directors as a Group (8 persons)	5,290,359		3.95%

(1)	Includes 200,000 shares held through Dockside Capital Group Inc.
(2)	includes 840,826 shares held through Lacnikdon Ltd.

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

On April 20, 2021, the Company closed the previously announced and oversubscribed non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,759.60 Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause that if the closing market price of the common shares on the TSX-V is greater than the $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,642,121 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020 and 2019.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648) (December 31, 2019 – 88,690,791).

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2021	2020	2019
Directors and officers of the Company	$28	$21	$38
Related company	5	7	131
	$33	$28	161

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

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2021	2020	2019
Due from related party	$199	$55	$55
Advance	—	50	50
Investment	321	48	48
Total	520	153	153

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

To December 31, 2020, the Company subscribed for a further 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. To December 31, 2020 and subsequently, the underlying common shares are Restricted. During year ended December 31, 2021, the Company invested additional $441,446 and to December 31, 2021, the Company’s total investment constitutes a 10% holding (December 31, 2020 – 11.01%) in Premium Nickel.

As December 31, 2021, the Company had representation on the board, participate in the policy-making process, material transactions between the Company and Premium Nickel, interchange of managerial personnel, provision of essential technical information and operating involvement. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting of the investment. Premium Nickel’s financial information at December 31, 2021 was net assets of $4,770,937 which was comprised primarily of cash, and a total comprehensive loss of $1,688,310 was recorded for the year ended December 31, 2021.

Details of the Company’s investment at December 31, 2021 is as follows:

Investment
Balance, December 31, 2020	48
Reallocation of advance	50
Investment	392
Share of loss of Premium Nickel	(169)

Total	321

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the due diligence stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2020, pursuant to the Services Agreement, the Company charged Premium Nickel $2,370,444 (December 31, 2020 - $647,164) for services and charged, $42,315 (December 31, 2020 - $8,495) in administrative fees, received $2,225,589 (December 31, 2020 – $701,305) and recorded $199,145 in due from Premium Nickel (December 31, 2020 - $54,619). Subsequent to December 31, 2021, the Company received the $199,145 in full from Premium Nickel.

(b) Key Management Compensation

Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Geological consulting fees — expensed	-	5	136
Management fees — expensed	531	478	747
Salaries - expensed		182	185
Share-based payments	2,314	756	-
Total	2,845	1,421	1,068

(c) Transactions with Sentient

As of December 31, 2021, Sentient Executive GP IV Limited (“Sentient”) beneficially owns 36,980,982 common shares, constituting approximately 28.19% (2020 – 33.66%) of the currently issued and outstanding common shares of the Company.

(d) Transaction with CATL

As of December 31, 2021, Contemporary Amperex Technology Limited (“CATL”) beneficially owns 22,944,444 common shares, constituting approximately 17.49% (2020 - 20.89%) of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

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

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2021	0.65	0.14	0.518	0.113
2020	0.30	0.06	0.332	0.045
2019	0.40	0.10	0.372	0.023
2018	0.085	0.030	0.075	0.020
2017	0.095	0.065	0.076	0.043

2021
Fourth Quarter ended December 31, 2021	0.65	0.315	0.518	0.247
Third Quarter ended September 30, 2021	0.32	0.225	0.278	0.178
Second Quarter ended June 30, 2021	0.29	0.215	0.24	0.172
First Quarter ended March 31, 2021	0.39	0.14	0.30	0.113

2020
Fourth Quarter ended December 31, 2020	0.235	0.15	0.199	0.111
Third Quarter ended September 30, 2020	0.30	0.08	0.332	0.052
Second Quarter ended June 30, 2020	0.10	0.07	0.072	0.045
First Quarter ended March 31, 2020	0.215	0.06	0.158	0.05

Last Six Months
March 2022	0.58	0.58	0.476	0.476
February 2022	0.63	0.53	0.49	0.413
January 2022	0.64	0.435	0.512	0.343
December 2021	0.59	0.40	0.458	0.326
November 2021	0.65	0.37	0.518	0.297
October 2021	0.455	0.315	0.363	0.247

The closing price of the Company’s common shares as reported by the TSX-V on December 31, 2021 was C$0.43. The closing price of the Company’s common shares as reported by the OTCbb on December 31, 2021 was US$0.34.

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

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 21,731,011 common shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

4,006,370	$0.35	April 16, 2021
4,006,370

Since the beginning of the most recently completed financial year, Options issued to purchase an aggregate 8,178,972 common shares were issued. The following table outlines the detail of each issuance:

Number of Options	Exercise Price	Grant Date
	(CDN $)

3,185,000	$0.32	February 25, 2021
4,993,972	0.40	October 25, 2021
8,178,972

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

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants (“DMCL”) billed the Corporation $42,512 in the year ended December 31, 2021, $45,549 in the year ended December 31, 2020.

(b) Audit Related Fees

DMCL billed $ nil for audit related services in the year ended December 31, 2021 and 2020.

(c) Tax Fees

DMCL billed the Company $3,400 for the tax year 2021 and $6,900 for the tax year 2020.

(d) All Other Fees

DMCL billed the Corporation $ nil for services in the year ended December 31, 2021 and 2020.

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

Independent Auditors’ Report.

Statements of financial position as at December 31, 2021 and 2020.

Statements of comprehensive loss for the years ended December 31, 2021 and 2020

Statement of changes in shareholders’ equity for the years ended December 31, 2021 and 2020

Statements of cash flows for the years ended December 31,2021 and 2020

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

19.1 Management Discussion & Analysis as of April 25, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN NICKEL INC

Date: April 25, 2022	By:	/s/ Keith Morrison
	Name:	Keith Morrison
	Title:	CEO as duly authorized signatory

Consolidated Financial Statements

For the year ended December 31, 2021

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

Consolidated Financial Statements

For the year ended December 31, 2021

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

1 | North American Nickel / YEAR END 2021

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

The consolidated financial statements have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, Licensed Public Accountants, who were appointed by the shareholders to examine the consolidated financial statements and provide an independent auditor’s opinion thereon. The report of the independent registered public accounting firm outlines the scope of their examination and their opinion on the consolidated financial statements. Dale Matheson Carr-Hilton LaBonte LLP has full and free access to the Board of Directors.

“signed” Keith Morrison President and Chief Executive Officer	“signed” Sarah Zhu Chief Financial Officer
April 25, 2022

2 | North American Nickel / YEAR END 2021

Report of Independent Registered Public Accounting Firm (PCABO ID1173)

To the shareholders and the board of directors of North American Nickel Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of North American Nickel Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows, for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

3 | North American Nickel / YEAR END 2021

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

	●	Obtained an understanding of key controls associated with evaluating exploration and evaluation assets for indicators of impairment.

	●	Assessed management’s conclusions and internal and external factors that may be considered indicators of impairment and compared these to management’s assessment of impairment.

	●	Assessed the Company’s right to perform exploration activities on its exploration and evaluation assets, including that the rights are in good standing.

	●	Evaluated the Company’s ability and intent to undertake significant exploration activity on its exploration and evaluation assets.

	●	Evaluated the associated disclosures in the consolidated financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005

Vancouver, Canada

April 25, 2022

4 | North American Nickel / YEAR END 2021

Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash		1,973	308
Receivables and other current assets	4	75	59
Due from related party	9	199	55
TOTAL CURRENT ASSETS		2,247	422

NON-CURRENT ASSETS
Equipment	5	16	21
Exploration and evaluation assets	6	39,099	39,103
Advance	9	-	50
Investment	9,10	321	48
TOTAL NON-CURRENT ASSETS		39,436	39,222
TOTAL ASSETS		41,683	39,644

LIABILITIES
Trade payables and accrued liabilities	7, 10	480	362
Provision for restoration obligation	6, 12	-	267
TOTAL LIABILITIES		480	629

EQUITY
Share capital - preferred	8	591	591
Share capital – common	8	93,451	89,627
Reserve	8	4,252	2,096
Deficit		(57,091)	(53,299)
TOTAL EQUITY		41,203	39,015
TOTAL LIABILITIES AND EQUITY		41,683	39,644

Nature of Operations (Note 1)

Commitments (Note 6 and 12)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 25, 2022

“signed”	“signed”
Keith Morrison Director	Doug Ford Audit Committee Chair

5 | North American Nickel / YEAR END 2021

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars)

	Notes	Year-ended December 31, 2021	Year-ended December 31, 2020	Year-ended December 31, 2019

EXPENSES
General and administrative expenses	9, 10, 17	(1,159)	(1,238)	(2,145)
Property investigation		(26)	(47)	(214)
Amortization	5	(5)	(7)	(12)
Share-based payments	8	(2,531)	(969)	-
		(3,721)	(2,261)	(2,371)
OTHER ITEMS
Interest income		-	-	26
Reversal of flow-through share premium	8	-	89	-
Impairment of exploration and evaluation assets	6	(99)	(438)	(26,510)
Foreign exchange loss		(7)	(1)	(4)
Equity loss on investment	9	(169)	(130)	-
Other income (expense), net		(275)	(480)	(26,488)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,996)	(2,741)	(28,859)

Basic and diluted weighted average number of common shares outstanding		122,376,897	96,521,169	79,152,786

Basic and diluted loss per share		(0.03)	(0.03)	(0.36)

The accompanying notes are an integral part of these Consolidated Financial Statements.

6 | North American Nickel / YEAR END 2021

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars)

	Note	Number of Shares	Share capital	Preferred stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	8	9,597,931	1,728	-	-	-	1,728
Share issue costs	8	-	(344)	-	-	-	(344)
Flow-through share premium	8	-	(89)				(89)
Share capital issued as earn-in	8	300,000	51				51
Value allocated to warrants	8	-	(287)	-	287	-	-
Expired warrants	8	-	-	-	(2,080)	2,080	-
Forfeited/expired options	8	-	-	-	(1,781)	1,781	-
BALANCE DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431
Net and comprehensive loss		-	-	-	-	(2,741)	(2,741)
Share capital issued through private placement	8	21,142,857	1,480	-	-	-	1,480
Share issue costs	8	-	(124)	-	-	-	(124)
Value allocated to warrants	8	-	(735)	-	735	-	-
Expired warrants	8	-	-	-	(2,572)	2,572	-
Share-based payments	8	-	-	-	969	-	969
Forfeited/expired options	8	-	-	-	(1,211)	1,211	-
BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

Net and comprehensive loss		-	-	-	-	(3,996)	(3,996)
Share capital issued through private placement	8	8,290,665	1,990	-	-	-	1,990
Share issue costs	8	-	(90)	-	-	-	(90)
Value allocated to warrants	8	-	(495)	-	495	-	-
Exercised options	8	500,000	112	-	-	-	112
Exercised options fair value		-	92	-	(92)	-	-
Exercised warrants	8	12,580,314	1,641	-	-	-	1,641
Exercised warrants	8	-	574	-	(574)	-	-
Expired warrants	8	-	-	-	(106)	106	-
Share-based payments	8	-	-	-	2,531	-	2,531
Forfeited/expired options	8	-	-	-	(98)	98	-
BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203

The accompanying notes are an integral part of these Consolidated Financial Statements.

7 | North American Nickel / YEAR END 2021

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

OPERATING ACTIVITIES
Loss for the year	(3,996)	(2,741)	(28,859)
Items not affecting cash:
Amortization	5	7	12
Share-based payments	2,531	969	-
Interest Income	-	-	10
Reversal of flow-through share premium	-	(89)	-
Impairment of exploration and evaluation assets	99	438	26,510
Equity loss on investment	169	130	-
Changes in working capital	(282)	(46)	11
Net cash used in operating activities	(1,474)	(1,332)	(2,316)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(122)	(635)	(780)
Short-term investment	-	-	2,500
Investment	(392)	(121)	-
Advance	-	(50)	(24)
Purchase equipment	-	-	(5)
Net cash provided by (used in) investing activities	(514)	(806)	1,691

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,990	1,472	1,728
Share issuance costs	(90)	(124)	(344)
Proceeds from exercise of warrants and options	1,753	-	-
Net cash provided by financing activities	3,653	1,348	1,384

Change in cash for the year	1,665	(790)	759
Cash, beginning of the year	308	1,098	339
Cash, end of the year	1,973	308	1,098

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these Consolidated Financial Statements.

8 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

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

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources (“Premium Nickel”). The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company is closely monitoring the impact of the pandemic on all aspects of its business and COVID-19 has delayed the Company’s ability to conduct major fieldwork on projects.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 25, 2022. The notes to the financial statements is stated in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

9 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

(b) Basis of Preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements and, are disclosed in Note 3.

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the consolidated statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the consolidated statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

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

10 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the consolidated statement of comprehensive loss/income.

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

11 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/liability	Classification
Cash	FVTPL
Other receivable	Amortized cost
Trade payables	Amortized cost
Advance	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidation statements of comprehensive loss in the period in which they arise.

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

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Investments are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred the financial asset and the transfer qualifies for derecognition.

12 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Financial liabilities

Financial liabilities are derecognized when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated statement of comprehensive loss.

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

13 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

14 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

(n) Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidation statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

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

(p) Accounting standards and amendments issued but not yet effective

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

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

15 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets with a carrying value of $39,099,000 at December 31, 2021, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at its projects, or alternatively, upon the Company’s ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets. During the year ended December 31, 2021, the Company recorded write-off of its Quetico claims of $71,466 and Lingman Lake of $27,657. During the year ended December 31, 2020, the Company recorded a write- off of its Loveland Nickel property of $437,897.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has restoration obligations at December 31, 2021 of $Nil (December 31, 2020 - $267,000) related to its Greenland exploration and evaluation asset.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 8 of the consolidated financial statements contain further details of significant assumptions applied to these areas of estimation.

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

16 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

At December 31, 2021, the Company’s percentage holding in its private investee was 10%, with significant influence over the private investee and has used the equity method of accounting for this investment.

4. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2021 and 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Sales taxes receivable	22	23
Prepaid expenses	53	36
Total receivables and other current assets	75	59

5. EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2021 and 2020:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2020 and 2021	67	15	136	218

Accumulated Amortization
Balance – December 31, 2019	48	12	130	190
Amortization	4	1	2	7
Balance – December 31, 2020	52	13	132	197
Amortization	3	1	1	5
Balance – December 31, 2021	55	14	133	202
Carrying Amount
As at December 31, 2020	15	2	4	21
As at December 31, 2021	12	1	3	16

17 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Loveland Nickel (Enid Creek)	Lingman Lake	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2019	298	230	42	83	14	11	42	720
Acquisition costs	10	8	-	-	-	-	4	22
Impairment	-	-	-	(83)	-	-	-	(83)
Balance, December 31, 2020	308	238	42	-	14	11	46	659
Acquisition costs – cash	10	8	-	-	-	-	-	18
Impairment	-	-	(37)	-	(14)	-	-	(51)
Balance, December 31, 2021	318	246	5	-	-	11	46	626

Exploration
Balance, December 31, 2019	1,498	233	39	33	13	(11)	36,108	37,913
Administration	2	1	-	-	-	-	9	12
Property maintenance	6	5	1	-	-	-	25	37
Drilling	-	-	5	167	-	-	43	215
Geology	21	13	69	83	-	-	56	242
Geophysics	2	-	28	72	-	-	3	105
Helicopter charter aircraft	-	-	-	-	-	-	8	8
Camp site cleanup	-	-	-	-	-	-	267	267
Impairment	-	-	-	(355)	-	-	-	(355)
	31	19	103	(33)	13	-	411	531
Balance, December 31, 2020	1,529	252	142	-	13	-	36,519	38,445
Administration	-	-	-	-	-	-	7	7
Drilling	-	-	-	-	-	-	42	42
Geology	12	12	10	-	-	-	55	89
Geophysics	-	-	1	-	-	-	-	1
Property maintenance	1	1	1	-	-	-	17	20
Infrastructure	-	-	-	-	-	-	13	13
Camp site cleanup	-	-	-	-	-	-	(95)	(95)
Impairment	-	-	(35)		(13)			(48)
	13	13	(23)	-	-	-	39	28
Balance, December 31, 2021	1,542	265	119	-	-	-	36,558	38,473

Total, December 31, 2020	1,837	490	184	-	27	-	36,565	39,103
Total, December 31, 2021	1,860	511	124	-	-	-	36,604	39,099

18 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

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

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $10,000 during the year ended December 31, 2021 (December 31, 2020 - $10,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2021, the Company incurred acquisition and exploration expenditures totalling $22,732 (December 31, 2020 - $41,004) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $8,000 during the year ended December 31, 2021 (December 31, 2020 - $8,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the year ended December 31, 2021, the Company incurred $20,732 (December 31, 2020 - $27,317) in acquisition and exploration expenditures on the Halcyon Property.

Quetico

On April 26 and May 17, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario.

The Company had no minimum required exploration commitment for the years ended December 31, 2021, 2020 and 2019 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and two one-year exclusions were granted as a result of the COVID-19 pandemic.

In April 2020, the Company applied for a one - year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM). The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of approved exploration activity per claim unit must be reported to the Provincial Recording Office. Alternately, the Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work. The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 were filed and total expenditures of $61,783 were approved on June 4, 2021.

During the year ended December 31, 2021, the Company incurred $11,668 (December 31, 2020 - $102,715) in exploration and license related expenditures on the Quetico Property.

19 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2021, management believed that facts and circumstances existed to suggest that the carrying amount of Quetico claims exceeded its recoverable amount. As a result, management determined the Quetico claims should be impaired by $71,466 and its recoverable amount was reduced to $124,348 at the end of December 31, 2021.

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

As of December 31, 2020, the Company incurred an aggregate exploration and acquisition expenditures of $437,897. Based on the results of the exploration program completed in April 2020, management elected not to proceed with further exploration on the property and terminated the agreement. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2020, totalling $437,897.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2020 - $Nil) during the year ended December 31, 2021. As at December 31, 2021, management elected not to proceed with further exploration on the property. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2021, totalling $27,657.

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

During the year ended December 31, 2021, the Company spent in aggregate of $133,772 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

20 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued was based on the current best estimate of restoration activities that would be required on the Maniitsoq Property. The Company’s provision for future cleanup was based on the level of known disturbance at the reporting date and known requirements. It was not possible to estimate the impact on operating results, if any, and the actual amount of any economic outflow related to this obligation is dependent upon future events and cannot be reliably measured. The Company fulfilled the obligation during the year ended December 31, 2021 and recorded provision recovery of $94,606 since the actual costs incurred were lower than the provision.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. No facts or circumstances existed at December 31, 2021 and December 31, 2020 to suggest impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

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

During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until December 31, 2022.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. As of December 31, 2021, the Company has spent $56,367,505 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2021 and available credits of DKK 285,866,733 (approximately $57,026,697) at the end of December 31, 2021. During the year ended December 31, 2021, the Company had approved exploration expenditures of DKK 1,921,180 (approximately $384,236). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $104,538 (December 31, 2020 - $117,756) in exploration and license related expenditures on the Sulussugut License and recorded a $54,556 camp site cleanup provision recovery.

To December 31, 2021 and 2020, the Company has completed all obligations with respect to required reduction of the area of the license.

21 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2021, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $5,221,333 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credits of DKK 30,515,237 (approximately $6,087,393). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $21,755 (December 31, 2020 - $19,424) in exploration and license related expenditures and recorded a $26,700 camp site cleanup provision recovery.

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until 2024.

The Company had no minimum required exploration obligation for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $1,511,400 on exploration costs for the Carbonatite License. To December 31, 2021, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012). The credit available from each year may be carried forward 3 years plus a 1-year extension and expire between December 31, 2023 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the year ended December 31, 2021, the Company spent a total of $7,083 (December 31, 2020 - $6,527) in exploration and license related expenditures and recorded a $13,350 camp site cleanup provision recovery.

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900). There were $396 exploration related costs incurred during the year ended December 31, 2021 (December 31, 2020 - $Nil).

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property. In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, three of the five permits were awarded to the Company with the decision on the fourth and fifth permit pending.

During the year ended December 31, 2021, the Company spend a total of $26,652 (December 31, 2020 – $31,630) on the project and recorded it as property investigation expense in the consolidated statements of comprehensive loss.

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Trade payables	401	290
Amounts due to related parties (Note 10)	33	28
Accrued liabilities	46	44
	480	362

22 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

8. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common shares issued and outstanding

2021

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648).

On April 20, 2021 the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,760. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the “Finders”): (i) cash commission equal to % of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 274,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

The Company allocated a $464,493 fair value to the warrants issued in conjunction with the private placement and $30,735 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 1.5 years, expected dividend yield of 0%, a risk-free interest rate of 0.29% and an expected volatility of 132%.

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

In connection with the non-brokered private financing, the Company incurred total share issuance costs of $124,222. The Company issued an aggregate of 588,154 common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.09 for a period of 24 months from its date of issuance.

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

23 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

b)	Preferred shares issued and outstanding

As at December 31, 2021, December 31, 2020 and December 31, 2019 there are 590,931 series 1 preferred shares outstanding.

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
iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

A summary of common share purchase warrants activity during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	25,715,742	0.11	15,651,397	0.96	25,797,283	1.20
Issued	4,419,620	0.35	21,731,011	0.09	3,984,731	0.25
Exercised	(12,580,314)	0.13	-	-	-	-
Cancelled / expired	(1,472,223)	0.25	(11,666,666)	1.20	(14,130,617)	1.20
Outstanding, end of year	16,082,825	0.15	25,715,742	0.11	15,651,397	0.96

24 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

At December 31, 2021, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
10,871,817	[1]	August 13, 2022	0.09	0.41
1,204,638	[1]	August 31, 2022	0.09	0.05
4,006,370		April 16, 2023	0.35	0.33
16,082,825				0.79

[1]	The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

The average share price at the dates the finders’ warrants were exercised was $0.34.

d)	Stock options

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

A summary of option activity under the Plan during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price ($)
Outstanding, beginning of year	7,978,725	0.17	2,130,550	1.51	2,594,550	1.80
Issued	8,178,972	0.37	7,850,000	0.15	-	-
Exercised	(500,000)	0.22	-	-	-	-
Cancelled / expired	(603,100)	0.31	(2,001,825)	1.51	(464,000)	4.23
Outstanding, end of year	15,054,597	0.27	7,978,725	0.17	2,130,550	1.51

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.31 per option.

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

25 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The fair value of stock options granted and vested during the years ended December 31, 2021, 2020 and 2019 was calculated using the following assumptions:

	December 31, 2021	December 31, 2020	December 31, 2019
Expected dividend yield	0%	0%	-
Expected share price volatility	126.4% - 127.8%	121.5% - 125%	-
Risk free interest rate	0.93% - 1.34%	0.39% - 1.21%	-
Expected life of options	5 years	5 years	-

Details of options outstanding as at December 31, 2021 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
40,625	40,625	February 21, 2022*	1.20	0.00
35,000	35,000	February 28, 2023	1.20	0.00
5,800,000	5,800,000	February 24, 2025	0.16	1.22
1,200,000	1,200,000	August 19, 2025	0.09	0.29
2,985,000	2,985,000	February 25, 2026	0.32	0.83
4,993,972	4,993,972	October 25, 2026	0.40	1.61
15,054,597	15,054,597			3.95

*	Subsequently expired, unexercised.

The average share price at the dates the options were exercised was $0.485.

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the year ended December 31, 2021, the Company transferred $203,865 (December 31, 2020 - $3,782,706) (December 31, 2019 - $3,860,656) to deficit for expired options and warrants and $666,478 to share capital for exercised warrants and options (December 31, 2020 and 2019 - $Nil).

During the year ended December 31, 2021, the Company recorded $2,530,706 (December 31, 2020 - $969,391) of share-based payments to reserves. There were no share-based payments during the year ended December 31, 2019.

9. INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel. Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring several of the assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificates nor the Warrant. The initial common share certificate and Warrant were issued during the year ended December 31, 2020.

To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020, the underlying common shares are Restricted. During year ended December 31, 2021, the Company invested additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%).

26 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

As of December 31, 2021, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the Board, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment. Premium Nickel’s financial information at December 31, 2021 was net assets of $4,770,937 which was comprised primarily of cash, and a total comprehensive loss of $1,688,310 was recorded for the year ended December 31, 2021.

Details of the Company’s investment at December 31, 2021 is as follows:

Investment
Balance, December 31, 2020	48
Reallocation of advance	50
Investment	392
Share of loss of Premium Nickel	(169)

Total	321

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the development stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the year ended December 31, 2021, pursuant to the Services Agreement, the Company charged Premium Nickel $2,370,444 (December 31, 2020 - $647,164) for services and charged, $42,315 (December 31, 2020 - $8,495) in administrative fees, received $2,225,589 (December 31, 2020 – $701,305) and recorded $199,145 in due from Premium Nickel (December 31, 2020 - $54,619). Subsequent to December 31, 2021, the Company received the $199,145 in full from Premium Nickel.

10. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Directors and officers of the Company	28	21
Related company	5	7
Total	33	28

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

27 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The following amount due from related party and advance represent as well as the investment in Premium Nickel a private company incorporated in Ontario, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Due from related party	199	55
Advance	-	50
Investment	321	48

Total	520	153

(a)	Related party transactions

2021

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

As of December 31, 2021, Sentient beneficially owns 36,980,982 common shares, constituting approximately 28.19% of the currently issued and outstanding common shares of the Company.

As of December 31, 2021, CATL beneficially owns 22,944,444 common shares, constituting approximately 17.49% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

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

During the year ended December 31, 2020, the Company recorded $185,706 in fees charged by a legal firm in which the Company’s former chairman is a consultant.

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

28 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

(b)	Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Geological consulting fees – expensed	-	5	136
Management fees – expensed	531	478	747
Salaries - expensed	-	182	185
Share-based payments	2,314	756	-
Total	2,845	1,421	1,068

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended December 31, 2021 and 2020 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
(Increase) decrease in due from related party	(143)	102	(126)
(Increase) decrease in prepaid expenses	(17)	7	3
(Decrease) increase in trade payables and accrued liabilities	(122)	(155)	134
Total changes in working capital	(282)	(46)	11

During the year ended December 31, 2021, the Company:

i)	transferred $203,865 from reserve to deficit;
ii)	recorded $67,532 as the net change for accrued exploration and evaluation expenditures;
iii)	recorded $94,606 provision recovery for restoration obligation;
iv)	reclassed $50,000 from advance to investment;

During the year ended December 31, 2020, the Company:

v)	transferred $3,782,706 from reserve to deficit;
vi)	recorded $6,506 as the net change for accrued exploration and evaluation expenditures;
vii)	recorded $267,000 as a provision for restoration obligation;
viii)	reclassed $24,000 from advance to investment;
ix)	offset $33,735 from due to related party to investment; and
x)	offset $7,500 in trade payables to proceeds from issuance of common stock.

During the year ended December 31, 2019, the Company:

i)	transferred $3,860,656 from reserve to deficit;
ii)	recorded $171,444 as the net change for accrued exploration and evaluation expenditures;
iii)	paid $51,000 as non-cash consideration for exploration and evaluation expenditures; and
iv)	recorded $88,987 of flow-through share premium liability.

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

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

ii)	Management fees: $19,106 per month effective January 1, 2020 and $30,951 per month effective June 2018 up to December 31, 2019.

Effectively on June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a service agreement with his company.

29 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

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

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2021 was 1.2794 USD to CAD, 1.4462 EUR to CAD and 0.1936 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $6,776 (2020 - $7,349) and $3,032 in USD currency (2020 - $1,798).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions. The credit risk associated with due from related party is low as it’s solely due from Premium Nickel and the outstanding amount was always settled within 30 days upon invoicing.

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

30 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The following table shows the Company’s contractual obligations as at December 31, 2021:

(All amounts in table are expressed in thousands of Canadian dollars)

As at December 31, 2021	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	480	-	-	480
	480	-	-	480

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

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash.

(All amounts in table are expressed in thousands of Canadian dollars)

	As at December 31,
	2021	2020	2019
Equity	41,203	39,015	39,431
Current liabilities	480	629	608
	41,683	39,644	40,039
Cash	(1,973)	(308)	(1,098)
	39,710	39,336	38,941

14.	FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure the fair value.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable either directly or indirectly

Level 3 – Inputs that are not based on observable market data

Cash is measured using level 1.

31 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

15.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Equipment
Canada	4	6
Greenland	12	15
Total	16	21

	December 31, 2021	December 31, 2020
Exploration and evaluation assets
Canada	2,495	2,538
Greenland	36,604	36,565
Total	39,099	39,103

16.	INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

(All amounts in tables are expressed in thousands of Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Net loss	$(3,996)	$(2,741)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(1,079)	(740)
Permanent differences and other	479	222
Change in valuation allowance	600	518
Net deferred income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Exploration and evaluation assets	$7,209	$7,198
Loss carry-forwards	5,351	4,878
Share issuance costs	84	175
Cumulative eligible capital	-	34
Investment	81	35
Equipment	273	102
	13,022	12,422
Valuation allowance	(13,022)	(12,422)
Net deferred tax asset	$-	$-

32 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2022	$-	$-	$-	$227
2023	-	-	-	112
2024	-	-	-	43
2030	696	-	-	18
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,583	-	-	-
2040	1,682	-	-	-
2041	1,503	-	-	-
No expiry	-	58	65,799	-
	$19,604	$58	$65,799	400

17.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Consulting fees	327	194	286
Filing fees	51	43	94
General office expenses	105	74	220
Investor relations	149	54	32
Management fees	433	467	745
Professional fees	94	158	182
Salaries and benefits	-	248	586
Total	1,159	1,238	2,145

18.	SUBSEQUENT EVENTS

a)	On February 17, 2022, the Company announced that it has executed a non-binding letter of intent (“Non-Binding LOI”) providing for a business combination of Premium Nickel and the Company, (“Merger”), which would be implemented by way of a “Reverse Takeover” (under the policies of the TSX Venture Exchange (the “Exchange”)) of NAN by PNR. Under the policies of the TSXV, Premium Nickel is a “Non-Arm’s Length Party” of the Company. The Non-Binding LOI will form the basis upon which Premium Nickel and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving Premium Nickel, NAN and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. The Company is the Issuer” after the closing of the Merger.

33 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of Premium Nickel on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in Premium Nickel, on an undiluted basis, for US$10 million, until February 26, 2025 (the “15% Warrant”) While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of Premium Nickel outstanding immediate prior to the closing of the Merger, other than any common share of Premium Nickel held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of Premium Nickel held by the Company would be extinguished. Following completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of Premium Nickel (other than the Company).

In connection with the proposed Merger, and subject to any required shareholder and regulatory approvals, the Company is expected to seek the requisite shareholder and regulatory approvals to change the name and stock ticker symbol of the Resulting Issuer as part of the Merger to such name and ticker symbol as may be requested by Premium Nickel, acting reasonably, consolidate the common shares of the Resulting Issuer (the “Consolidation”) and reconstitute the board of directors of the Resulting Issuer. The Non-Binding LOI provides for an exclusivity period ending at 11:59 p.m. (Toronto time) on April 2, 2022, which has been extended to April 29 by mutual written consent of the parties, to allow parties to complete their due diligence and negotiate definitive agreements for the proposed Merger.

b)	On March 3, 2022, the Company entered into a promissory note loan agreement with Premium Nickel, whereby Premium Nickel borrowed US $1,000,000 from the Company and promises to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on maturity date together with the principal amount of the loan. In addition, Premium Nickel agreed to pay the Company a lender fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date.

c)	On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the “Agent”) to act as lead agent and sole bookrunner, on behalf of a syndicate, on a “best efforts” basis, for a private placement offering of subscription receipts of the Company (the “Subscription Receipts”) for gross proceeds of $5,000,000 (the “Offering”) at a price of $0.48 per Subscription Receipt (the “Issue Price”). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a Resulting Issuer Share. on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions” shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the Merger Transaction;

ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the Merger Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the Merger Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the Merger Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the Merger Transaction shall be completed without undue delay upon release of the Escrowed Funds;

iv)	the common shares of the Resulting Issuer being conditionally approved for listing on the TSXV; and

v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

The Offering is expected to close on or about April 28, 2022 (the “Closing Date”), or such other date as the Lead Agent and the Company may mutually agree. on the Closing Date, the proceeds of the Offering will be held in escrow pending the earlier of (i) the satisfaction of the Escrow Release Conditions and (ii) the occurrence of a termination event, of which can be terminated by the Company any time after 120 days following the agreement entered with the Agent or by the Agent upon written notification immediately.

34 | North American Nickel / YEAR END 2021