Form 20-F
period 2022-12-31
Premium Nickel Resources Ltd.
filed 2023-05-15
CIK 795800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-14740

Premium Nickel Resources Ltd.
(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

116,534,474 inclusive of the conversion of the outstanding Series 1 Convertible Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.

☐ Yes ☒ No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (“Annual Report”) of Premium Nickel Resources Ltd. (“PNRL” or the “Company”)contains forward-looking statements, meaning statements that reflect the Company’s current expectations and views of future events and future financial performance. These forward-looking statements are made under the applicable safe-harbor provisions of United States and Canadian securities laws. In some cases, you can identify forward-looking statements by terminology such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “potential”, or “continue”, the negative thereof or other variations thereon or comparable terminology. These forward-looking statements include, but are not limited to, statements about: anticipated assay results; the ability of exploration results (including drilling) to accurately predict mineralization; the significance of exploration (including drilling) results; the objectives of the first phase of drilling; the ability of the Company to prepare a PEA on its Selebi mine in Botswana; the ability of the Company to transition to underground resource drilling at the Selebi mine; the ability of assay results to indicate mine horizons and mineralization, at all, including beyond the limits of legacy production; the ability of the Company to use exploration drifts; the ability of the Company to verify historic data; the potential for establishing a mineral resource estimate on the Selebi deposit at depth; the Company’s ability to re-characterize the historic work on the Selebi mine; the potential for continuity and significant mineralization expansion of the Selebi mine; the potential of the Selebi mine, in general, including related infrastructure; the veracity of previously unsampled core; the Company’s ability to identify additional mineral resources; and the business and prospects of the Company.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Known and unknown risks, uncertainties and other factors include, but are not limited to, those discussed under “Risk Factors” in this Annual Report, other reports the Company files with the U.S. Securities and Exchange Commission and Canadian securities regulators, and the following: the Company largely relies on financing to maintain and continue operations; the Company is dependent on the business and technical expertise of its management team; and the Company relies on one mineral project for the majority of its potential future revenues.

Table of Contents:

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Not applicable.

B. Not applicable.

C. The name of the Company’s auditor is MNP LLP for the year ending December 31, 2022. MNP LLP, an accounting firm registered with the Canadian Public Accountability Board, became the Company’s auditors on December 5, 2022. MNP LLP’s address is Suite 800, 1600 Carling Avenue, Ottawa, Ontario K1Z 1G3. From January 1, 2020 to August 31, 2022, the Company’s auditors were Dale Matheson Carr-Hilton Labonte LLP. Their address is 1500 – 1140 West Pender St., Vancouver, BC V6E 4G1.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Not required.

C. Not required.

D. Risk factors.

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company. The risks and uncertainties set out below are not the only ones the Company is facing. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the common share’s, without par value of the Company (the “Common Shares”) to decline. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly. Additionally, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized.

The Company largely relies on financing to maintain and continue operations

The Company’s ability to continue will largely be reliant on its continued attractiveness to equity investors and its ability to obtain additional financing to maintain and grow operations. Should the Company require additional capital to continue its operations, failure to raise such capital could result in the Company going out of business, which may result in investors losing all or a significant portion of their investment in the Company. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

From time to time, the Company may issue new shares, seek debt financing, dispose of assets, or enter into transactions to acquire assets or shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards.

The Company is dependent on the business and technical expertise of its management team

The Company is dependent on the business and technical expertise of its management team. If the Company is unable to retain key members of its management team, if it is unable to rely on this business and technical expertise, or if any of the expertise is inadequately performed, the business, financial condition and results of the operations of the Company could be materially adversely affected until such time as the expertise could be replaced.

The Company depends on key personnel to operate its business effectively in the mineral mining industry

The Company’s success largely depends upon on the performance of the directors and officers and the Company’s continuing ability to attract and retain highly qualified personnel. The loss of the services of these persons, or the failure to attract highly qualified personnel in the future, may have a material adverse effect on the Company’s business and prospects. Moreover, the Company’s competitors may hire and gain access to the expertise of former employees, or former employees may compete with us. There is no assurance that the Company will be successful in attracting, integrating, motivating, and retaining key personnel or that former employees will not compete with the Company in the future. If the Company is unable to retain key personnel and attract additional qualified personnel as and when needed, the Company’s business may be adversely affected.

The market price of the Common Shares may be volatile

The price of the Common Shares may be affected by global macroeconomic developments and market perceptions of the attractiveness of particular industries and location of assets, which may increase the volatility of share prices. The price of the Common Shares will also be affected by the Company’s financial condition or results of operations as reflected in its liquidity position and earnings reports.

Other factors unrelated to the Company’s operations and performance that may have an affect on the price of the Common Shares include, but are not limited to:

●	the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of shares;

●	the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities;

●	rumors and market speculation involving us or other companies in our industry;

●	the public’s reaction to our press releases, other public announcements, and filings with the U.S. Securities and Exchange Commission (the “SEC”);

●	changes in the financial projections we may provide to the public or our failure to meet these projections;

●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

●	actual or anticipated changes in applicable laws or regulations;

●	actual or perceived privacy or data security incidents; and

●	risks related to the organic and inorganic growth of our business and the timing of expected business milestones, including those related to announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors.

As a result of any of these factors and others, the market price of the Company’s shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation, which could result in substantial costs and damages and divert management’s attention and resources.

The Company relies on one mineral project for the majority of its potential future revenues

The Company’s flagship Selebi mine in Botswana includes two shafts, the Selebi and Selebi North shafts (together, the “Selebi Mine”) and related infrastructure such as rail, power and roads (together with the Selebi Mine, the “Selebi Assets”). The Selebi Mine is the Company’s only material property and accounts for the majority of the Company’s potential for future generation of revenue. Any adverse development affecting the progress or exploration of the Selebi Mine, including but not limited to, unusual and unexpected geologic formulations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on the Company’s financial performance and results of operations.

The Company’s business and financial condition may be significantly impacted by volatility of commodity prices, and particularly volatility in the prices of nickel, copper and cobalt

The development of the Company’s material property, the Selebi Mine (and any of the Company’s portfolio of mineral projects) is dependent on the future prices of minerals and metals, particularly the prices of nickel, copper and cobalt, which are sold in an active global market and traded on commodity exchanges, such as the London Metals Exchange and the New York Mercantile Exchange. Should any of the Company’s properties eventually enter commercial production, the Company’s profitability will be significantly affected by changes in the market prices of minerals and metals.

Base and precious metals prices are subject to significant fluctuations, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company’s control. Such factors include, but are not limited to, actual and expected macroeconomic and political conditions, interest and exchange rates, inflation or deflation, foreign exchange rate, levels of supply and demand, speculative trading, the costs of and levels of base and precious metals production, the availability and costs of substitutes, input costs, inventory levels, investments by commodity funds and other actions of participants in the commodity markets. The effect of these factors on the prices of base and precious metals, and therefore the economic viability of any of the Company’s exploration projects, cannot be accurately determined.

In particular, nickel, copper and cobalt prices have fluctuated widely, particularly in recent years, driven in part due to renewable energy and clean technology applications. Consequently, the economic viability of the Selebi Mine cannot be accurately predicted and may be adversely affected by fluctuations in commodity prices. Fluctuations in commodity prices and future price declines could cause the development of (and any future commercial production from) the Company’s properties to be impracticable or uneconomical.

As such, the Company may determine that it is not economically feasible to commence commercial production at some or all of its properties, which could have a material adverse impact on the Company’s financial condition and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration and development activities.

The Company’s ownership rights and boundaries of its resource properties may be subject to loss or dispute

There is no assurance that the rights of ownership and other rights in concessions to be held by the Company are not subject to loss or dispute, particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company. There is no guarantee that title to the properties will not be challenged or impugned. The Company’s property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

All of the Company’s current mineral projects will be at their exploration stages, which involves significant risks, and there is no assurance that such projects will develop into economically viable operating mines

The Company’s projects are each in their exploration stage. The exploration of mineral deposits involves significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge. Substantial expenses are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

Development of the Company’s properties will occur only after obtaining satisfactory exploration results. Few properties that are explored are ultimately developed into economically viable operating mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on its exploration properties. Several years may pass between the discovery and development of commercial mineable mineralized deposits.

Most exploration projects do not result in the discovery of commercially-mineralized deposits. The commercial viability of exploiting any precious or base-metal deposit is dependent on a number of factors including infrastructure, mineral markets and processing equipment, and governmental regulations, including those relating to environment, taxes, royalties, allowable production and import and export of minerals. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. No assurance can be given that minerals will be discovered of sufficient quality, size and grade on any of the Company’s properties to justify a commercial operation.

Exploration projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), impact of health epidemics and other outbreaks of communicable diseases and other unanticipated interruptions.

The operation, development and exploration of the Company’s properties is subject to substantial governmental regulation, including environmental regulations, and any future adverse changes in such regulation may adversely impact the Company’s business and results of operations

Operations, development and exploration on the Company’s properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labor; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, limitations on availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best-exploration practices to comply with the Company’s policies, government regulations, and maintenance of claims and tenure.

If any of the Company’s projects advance to the development stage, those operations will also be subject to various laws concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Additionally, environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property. The Company will adopt environmental practices designed to ensure that it will comply with or exceed all environmental regulations currently applicable to it. All of the Company’s activities will be in compliance in all material respects with applicable environmental legislation.

Changes in tax legislation or accounting rules could affect the profitability of the Company

Changes to, or differing interpretation of, taxation laws in Canada, Barbados, Botswana or any of the countries in which the Company’s assets or relevant contracting parties are located, could result in some or all of the Company’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies, such as the International Financial Reporting Standards (“IFRS”), could make acquiring additional resource properties by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to acquire new assets or make future investments.

The Company currently reports its financial results under IFRS, which differs in certain significant respects from U.S. GAAP

Currently, the Company reports its financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP”), including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, the Company’s financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, the Company does not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare the Company’s financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended (the “US Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, Directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis as with U.S. domestic issuers when the Company’s officers, Directors, and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company has elected to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Inability of the Company to realize the expected business synergies arising from the RTO

Achieving the benefits of the reverse takeover transaction (the “RTO”) completed on August 3, 2022 between former TSX Venture Exchange (the “TSXV”) listed company, North American Nickel Inc. (“NAN”) and private Canadian company Premium Nickel Resources Corporation (“PNRC”) depends in part on the ability of the Company to effectively capitalize on its scale, to realize the anticipated capital, as well as operating and financial synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in this Annual Report on Form 20-F may adversely affect the ability of the Company to achieve the anticipated benefits of the RTO.

The Company does not have established mineral resources or reserves

The Company is a junior resource company focused primarily in the exploration and subsequent development of the Selebi Mine located in Botswana. The Company’s properties have no established mineral resources or mineral reserves at this time. The historical South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves compliant resource (the “Historic SAMREC Resource”) that was calculated for the Selebi Mine in 2016 is considered to be historical in nature has not been prepared in accordance with NI 43-101 and should not be relied upon as a current mineral resource estimate. While management believes that the Historic SAMREC Resource could be indicative of the presence of mineralization on the Selebi deposit, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimate.

There is no assurance that any of the Company’s projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if any at all. Any profitability in the future from the business of the Company will be dependent upon development and commercially mining an economic deposit minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish resources and reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that current work programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its work programs, which may be affected by a number of factors, including, but not limited to market conditions, availability of funding, regularity environment, exploration success, geopolitical risk and availability of skilled labour. Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and there is no guarantee that such commercial mining operations will be profitable once established.

The Company is exposed to financial risk relating to its financial instruments and as a result of foreign currency exchange rate fluctuations

The Company is also exposed to risks relating to its financial instruments and foreign currency. It is anticipated that the Company will operate in Canada, Greenland and Botswana and undertake transactions denominated in foreign currencies such as United States dollars, Euros, Danish Krones and the Botswanan Pula, and consequently is exposed to exchange rate risks. The Company will also be exposed to equity price risk and the movements in individual equity prices or general movements in the level of the stock market may potentially have an adverse impact on the Company’s earnings. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken.

The Company is subject to additional risks by doing business outside of Canada

The Selebi Mine, which is the Company’s only material property, is located in Botswana. The Company’s operations outside North America could subject the Company to a variety of additional risks that may negatively impact its business and operations including any of the following: changes in rules and regulations (including required royalties); failure of local parties to honour contractual relations; delays in obtaining or the inability to obtain necessary governmental permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; economic or tax policies; tariffs and trade barriers; regulations related to customs and import/export matters; longer payment cycles; tax issues; currency fluctuations and exchange controls; rates of inflation; challenges in collecting accounts receivable; cultural and language differences; employment regulations; crimes, strikes, riots, civil disturbances, terrorist attacks and wars; and deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments. There will also be currency exchange risks in connection with the operations of the Company’s foreign mineral assets, including the Selebi Mine.

In addition, Botswana is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. Further, the current or a future government may adopt substantially different policies, take arbitrary action which might halt exploration or production, re-nationalize private assets or cancel contracts, or cancel mining or exploration rights, any of which could result in a material and adverse effect on the Company’s results of operations and financial condition.

The Company may face risks related to health epidemic and other outbreaks of communicable diseases

The Company may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. While the COVID-19 outbreak no longer remains a salient risk for the Company, COVID-19 has in the past led to a large number of temporary business closures, travel bans, self-imposed quarantine periods, and physical distancing, all of which have contributed to a general reduction in consumer activity and material disruptions to businesses globally resulting in an economic slowdown. Public health crises can result in volatility and disruptions in the supply and demand for Ni-Cu-Co and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation, which could have an adverse effect on the demand for Ni-Cu-Co and the Company’s future prospects.

In addition, such health crises may be a threat to maintaining a skilled workforce in the mining industry in Botswana and could be a challenge to the Company’s operations. The Company could lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, the re-emergence of COVID-19 could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company’s future prospects.

Since certain of the Company’s officers and directors are located in Canada and outside the United States, it may be difficult to enforce any United States judgment for claims brought against such officers and directors

The Company is organized under the laws of the Province of Ontario, Canada and certain of the Company’s officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and, in some cases, has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the Company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, you could lose your investment.

The Company’s consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, as at December 31, 2022, the Company has not generated significant revenue or cash flow from operations since inception. As at December 31, 2022, the Company had a working capital deficiency of $6,024,026 and an accumulated deficit of $78,092,605. The Company anticipates that it will incur increased expenses and there is a risk that the Company will not realize sufficient revenues to offset those expenses. The Company’s ability to continue its operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that the Company will successfully be able to do so. Accordingly, the Company’s consolidated financial statements contain disclosure regarding management’s substantial doubt about the Company’s ability to continue as a going concern. Importantly, the inclusion in the Company’s consolidated financial statements of a going concern reference may negatively impact the Company’s ability to raise future financing and achieve future revenue. The reference regarding the substantial doubt about The Company’s ability to continue as a going concern will be removed only when, in the opinion of management, revenues have reached a level that is able to sustain the Company’s business operations, or the Company has raised substantial additional funds through the Company’s financing efforts.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company is not a foreign private issuer, it would not be eligible to use the Multijurisdictional Disclosure System (“MJDS”) or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Company may not be able to raise funds in the future to continue its operations

While the Company may have been successful in raising funds in the past, there is no guarantee that future fundraising efforts will be successful or that the funds raised will be sufficient to meet the Company’s needs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company.

The Company, formerly NAN, resulted from the closing of the RTO whereby PNRC and 1000178269 Ontario Inc., a wholly-owned subsidiary of NAN, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the “OBCA”) on August 3, 2022.

NAN was incorporated on September 23, 1983 under the name Widescope Resources Inc., and following a series of name changes ultimately changed its name to North American Nickel Inc. effective April 19, 2010. NAN’s principal business activity was the exploration of natural resource properties in Greenland, Canada and Morocco. Prior to the RTO, the common shares of NAN were listed and posted for trading on the TSXV under the symbol “NAN”. In connection with the RTO, the Company completed (i) a share consolidation of the Company’s issued and outstanding Common Shares, on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation common shares issued and outstanding effective July 27, 2022, (ii) a continuation from under the Business Corporations Act (British Columbia) to under the OBCA and changed its name to “Premium Nickel Resources Ltd.” effective July 29, 2022, and (iii) changed its stock exchange ticker symbol from “NAN” to “PNRL” at the resumption of trading subsequent to the RTO.

Prior to the RTO, PNRC was a private corporation existing under the OBCA which seeks to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of certain assets of BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) that were in liquidation in Botswana.

The Company’s source of funding was mainly equity financing. The Maniitsoq property in Greenland was owned by NAN prior to the RTO and the Company spent an aggregate of $63M on the project since 2012. Upon the closing of the RTO, The Company has switched its focus to development of its Botswana assets. During the year ended December 31, 2022, the Company incurred $28.7M on its Botswana assets.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s website address is www.premiumnickelresources.ca. Nothing on the Company’s website and the information contained on, or that can be accessed through, such website shall be deemed to be incorporated by reference herein unless indicated otherwise, and is not considered part of, this Annual Report on Form 20-F.

B. Business overview

PNRL’s global strategy is to identify high quality nickel-copper-cobalt-platinum group elements (“Ni-Cu-Co-PGE”) projects and acquire opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource legislation as well as rule-of-law. The current portfolio includes global projects in Botswana, Greenland, Canada and Morocco, with the projects in Botswana being the Company’s significant assets.

Currently, the Company’s principal business activity is the exploration and development of its flagship asset, the Ni-Cu-Co sulphide Selebi Mine in Botswana and, separately, the Company’s Selkirk Ni-Cu-Co-PGE sulphide mine (the “Selkirk Mine”), also in Botswana.

Summary of Activities

The Selebi and Selkirk deposits are permitted with 10-year mining licenses and benefit from significant local infrastructure. PNRL concluded the 2022 exploration and drilling program at the Selebi Mine in January 2023. This initial drilling program was focused on an area at the western down dip edge of the Historic SAMREC Resource estimate. The primary objective of this first phase of surface drilling and borehole electromagnetics (“BHEM”) program at Selebi was to provide the Company with the relevant information to demonstrate that the mine horizons could be well mineralized beyond the limits of legacy production, and to support the transition to underground resource drilling at both the Selebi North and Selebi deposits.

The BHEM data acquired as of the date of this report demonstrates that there are multiple sizable anomalies detected on the northern extension of the Selebi Mine. Additionally, the results of the drilling, in conjunction with the BHEM program, have provided compelling evidence that the Selebi and Selebi North deposits are part of a large mineralized system, with multiple mineralized horizons present across the three kilometre area between the Selebi historical mine workings to the south and the Selebi North historic mine workings to the north.

The Company sees significant potential for expanding Historic SAMREC Resource. In 2023, PNRL is planning to undertake a combination of resource and continued exploration drilling at the Selebi Mine to demonstrate the size potential of the Selebi Mine mineral system and ultimately establish a maiden mineral resource estimate prepared in accordance with NI 43-101 as well as completing a preliminary economic assessment. The exploration drilling will be on-going, and the resource drilling at the Selebi Mine is expected to start underground from the Selebi North shaft. Upon completion of the underground development program at Selebi North, the Company will shift its development work three kilometres south to the Selebi area with the intention of utilizing a combination of surface and underground drilling methods.

Concurrently, PNRL will continue its work at the Selkirk Mine and its surrounding prospecting licenses, which is the Company’s second asset in Botswana, located approximately 75 kilometres north of the Selebi Mine. The focus of this work will be to understand the legacy work done by previous owners, which had advanced Selkirk to a bankable feasibility study for redevelopment as an open-pit mine. The Company plans to include drilling, geoscience, and metallurgical work to support a mineral resource estimate prepared under NI 43-101. Additionally, the Company is pursuing an alternative ore processing and tailings management strategy to those used in previous economic studies.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Report, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”), adopted by the CIM Council, as amended.

The SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its Annual Report on Form 20-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

Shareholders resident in the United States are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

Shareholders resident in the United States are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralisation in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralisation described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralisation that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” on the Company’s projects are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, shareholders resident in the United States are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Shareholders resident in the United States are urged to consider closely the disclosure on technical terminology in this Annual Report.

Corporate Social Responsibility

PNRL is committed to conducting its business in a socially responsible and sustainable manner, with a focus on environmental stewardship, health and safety, community engagement, and ethical conduct. The Company has established policies and procedures to ensure compliance with applicable laws and regulations, as well as industry standards for responsible mining. PNRL recognizes the importance of stakeholder engagement and works closely with local communities, indigenous groups, and other stakeholders to ensure their concerns and perspectives are heard and addressed.

C. Organizational structure

The following corporate structure chart sets out details of the direct and indirect ownership of the principal subsidiaries of the Company.

Premium Nickel Resources Ltd.
(Ontario)
100%
NAN Exploration Inc.
(Ontario)
100%
North American Nickel (US) Inc.
(Delaware)
100%
PNR Amalco Ltd.
(Ontario)
100%
Premium Nickel Resources International Limited
(Barbados)
100%
Premium Nickel Resources Selkirk Group (Barbados) Limited
(Barbados)
100%
Premium Nickel Resources Selebi (Barbados) Limited
(Barbados)
100%
Premium Nickel Group Proprietary Limited(2)
(Botswana)
100%
Premium Nickel Resources Proprietary Limited(1)
(Botswana)

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Mine.
(2)	Premium Nickel Group Proprietary Limited owns the Selkirk mine.

D. Property, plant and equipment.

Selebi Mine, Botswana

The Selebi Mine was acquired on January 31, 2022 through an asset purchase agreement with the liquidator of BCL. The Selebi Mine is comprised of a single mining license covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mine includes two shafts (Selebi and Selebi North with a total combined capacity of 5,100 tons per day)) as well as all related surface (rail, power and roads) and underground infrastructures. The Selebi deposit began production in 1980 and Selebi North began production in 1990. Mining terminated at both operations in 2016 due to a failure in the separate Phikwe smelter processing facility and was subsequently placed under liquidation in 2017.

At the time of liquidation, Historic SAMREC Resource compliant mineral resources within the Selebi Mine were reported as in-situ and depleted for mining as of December 31, 2016. These historical measured and indicated mineral resources used a nickel equivalent (NiEq)1 cut-off grade of 0.4% and were estimated to total 17.83 Mt at grades of 0.87% Ni and 1.42% Cu containing 155, 000 tonnes (t) Ni and 253,000 t Cu. Historical inferred mineral resources were estimated to total 15.34 Mt at grades of 0.71% Ni and 0.89% Cu containing 109,000 t Ni and 136,000 t Cu. Nickel and copper prices used were US$8.00/lb Ni and US$3.00/lb Cu, respectively. This estimate, which has not been prepared in accordance with NI 43-101, is considered to be historical in nature and should not be relied upon. However, management believes that it could be indicative of the presence of mineralization on the Selebi Mine property. A qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as a current mineral resource estimate. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. As of the date of this report, the Company considers the Selebi Mine as its only material property within the meaning of NI 43-101.

1 The NiEq cut-off grade was based on a ratio of nickel and copper prices where NiEq = %Ni + (Cu price/Ni price)*%Cu.

Exploration and Development Activities

The Company initiated a drilling program in March 2022, with holes targeting the area down plunge of Selebi Mine workings. Concurrent with the drill program, data compilation and verification continued. The program of re-opening historic holes that began in October 2021 is ongoing and up to three drills have been cleaning historic holes to facilitate the collection of new gyro and BHEM geophysical data. Collars of drillholes have been located using a differential Global Positioning System (“DGPS”). An initial downhole program of televiewer and physical property logging has also been completed to support the creation of a structural model. Level plans were digitized, and after significant effort, the Company now has a 3D model of the Selebi and Selebi North underground infrastructure. The gathering of geological information to build a 3D model is ongoing. Information from handwritten drill logs was merged into the BCL drill hole database, and the historic core is being re-logged.

As of December 31, 2022, Mitchell Drilling completed a total of 14,627.36 metres. To date, a total of eight new holes and the extension of one historic hole have reached target depth and intersected mineralized amphibolite; assay results from 477 core samples in seven of these holes have been received from ALS Chemex laboratories in South Africa and results have been released. A total of 38 historic holes have been opened and surveyed with gyro. BHEM surveys have been completed in 44 new and historic holes. Collars of 241 historic holes have been located using DGPS and coordinates collected at another 105 sites where evidence of drilling was found, but no drill hole was seen. Televiewer and physical property surveys have been completed in five holes.

The results from the drilling and geophysical surveys indicate that there is structural thickening at the western down-dip extent of the mineralized amphibolite, and drilling continues in this area to define the plunge and extent of this mineralization.

During the year ended December 31, 2022, the Company incurred $28,046,746 in acquisition and exploration expenditures on the Selebi Assets (December 31, 2021 - $3,099,926).

Outlook – Exploration and Development

The proposed work plan for the Selebi Mine includes underground drilling at Selebi North and the surface/underground diamond drilling program at Selebi, expected to commence in July 2023. Drilling will be ongoing for up to 15 months, with the specific objective of delivering a mineral resource estimate prepared in accordance with NI 43-101 for the Selebi Mine. During that time, data compilation and verification efforts will continue, with additional hole re-openings, downhole gyro, BHEM and televiewer surveys, digitization of historic data, re-logging of historic core and updating of the 3D geological and structural model. In addition to this work, additional metallurgical samples will be collected and sent for detailed studies. The underground infrastructure at Selebi North will be upgraded to support the underground drilling program as well as improve health & safety.

Selkirk Mine, Botswana

The Selkirk Mine was acquired in August 2022 through an asset purchase agreement with the Liquidator of TNMC. The Selkirk property consists of a single mining licence covering an area of approximately 14.6 square kilometres and four prospecting licenses cover 126.7 square kilometres. The project is situated 28 kilometres south-east of the town of Francistown, and 75 kilometres north of the Selebi Mine.

Exploration and Development Activities

The Company has been carrying out due diligence on the Selkirk Mine since 2021. The results of the data verification efforts include examination and sampling of mineralized drill core, sampling from underground workings, collecting DGPS coordinates of drill collars and quality assessment of information in databases.

During the Selkirk core review, five unsampled HQ sized core (63.5 millimeters) holes, drilled immediately prior to the closure of operations by TNMC were identified. These five holes were taken to the core processing facility at Phikwe, where they were sampled in approximately 1 metre intervals, bagged and sent for assays. A total of 56 samples from DSLK278 used for metallurgical testing were analyzed at SGS Canada for nickel and copper and pulps were sent to ALS in Vancouver for a full suite of analyses. The remaining 1010 core samples were sent to ALS Global in Johannesburg for analyses. Results were reported in Q3 and Q4, 2022.

Company geologists also examined underground workings and confirmed continuous visible sulphides along an exploration drift extending 144 metres across the interpreted primary sulphide horizon, in a southwestern direction from the previous mining operations. PNRL collected and submitted twenty 10-kilogram grab samples from this exploration drift for assay to determine the variability in the grade of the mineralization. In November, the Company released results of the exploration drift sampling.

Additionally, the Company completed a concept level metallurgical study to assess if readily marketable copper and nickel concentrates could be produced and, if so, at what metal recovery levels. The Selkirk test program was carried out at SGS Canada in Lakefield, Ontario and followed a similar program conducted on samples from the Selebi Mine, which demonstrated potential for these metallurgical objectives to be achieved. The source of the material was previously unsampled HQ sized drill core from 2016 drill hole DSLK278, positioned 50m from historic mine workings. Highlights of the metallurgical study include: the ability to produce salable market nickel and copper concentrates, nickel concentrate grade of 10% nickel and 6% copper, copper concentrate grade of 33% copper, 0.32% nickel, recoveries of 63% nickel, 85% copper, concentrates clean of deleterious elements and with low (<1%) MgO levels, and attractive amounts of PGE present in the concentrates (36.0 g/t Pd in copper concentrate, 9.0 g/t Pd in nickel concentrate).

The Company filed a voluntarily technical report, prepared in accordance with NI 43-101 for the Selkirk Mine on April 12, 2023. As of the date of this report, the Company does not consider the Selkirk Mine to be a property material to the Company within the meaning of NI 43-101.

During the year ended December 31, 2022, the Company incurred $677,310 in acquisition and due diligence expenditures on the Selkirk assets (December 31, 2021 - $nil).

Outlook – Exploration and Development

The Company currently anticipates that a work plan will be proposed for the Selkirk Mine re-development that will include drilling to better define the existing resources and search for additional resources, develop a 3D geological and structural model, and complete additional metallurgical studies focused on improving recoveries.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Maniitsoq project is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. The property is located 100 kilometres north of Nuuk, the capital of Greenland and is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The Company acquired the Maniitsoq project in 2011 due to its potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 square kilometres), and a prospecting licence, No. 2020/05, for West Greenland. The Greenland properties have no mineral resources or reserves.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023, at which time a reduction in the size of the property will be required. Prospecting licence 2011/54 expired in December 31, 2022 and the Company has applied for its renewal. The prospecting licence is in effect until December 31, 2024.

Exploration and Development Activities

No exploration work was carried out in Greenland in 2022. Remaining targets were reviewed and prioritized in preparation for a potential field program in 2023.

Prior to the closing of RTO on August 3, 2022, the Maniitsoq property had a book value of $36,692,516. As the RTO is accounted for as a capital transaction with NAN being identified as the accounting acquiree, the net assets of NAN should be measured at fair value. Upon the completion of the RTO, the Company has switched its focus to development of the Botswana assets with the result that limited resources (management time, capital etc.) have since been allocated or will be allocated to the Greenland assets. Management believes that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq property at August 3, 2022 exceeds its fair value. As a result, the carrying value of the Greenland assets has been reduced to nil as of August 3, 2022, for a total impairment of $36,692,516.

From August 3, 2022 to December 31, 2022, the Company spent an additional $48,001 in acquisition and exploration expenditures on the Maniitsoq property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 licenses. These expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

Canadian Nickel Projects - Sudbury, Ontario

Post Creek Property

The Post Creek property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The Company acquired the property through an option agreement in April 2010, subsequently amended in March 2013. As at the date of this Annual Report, the Company holds a 100% interest in the Post Creek property and is obligated to pay advances on a net smelter returns royalty (“NSR”) of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to offset dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

No exploration work was completed in 2022 on the Post Creek Property. The claims have sufficient work credits to keep them in good standing until 2025.

Halcyon Property

The Halcyon property is located 35 kilometres northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. Halcyon is adjacent to the Post Creek property and is approximately 2 kilometres north of the producing Podolsky Mine of FNX Mining. The property was acquired through an option agreement and as at the date of this Annual Report, the Company holds a 100% interest in the Halcyon property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

No exploration work was completed on the Halcyon Property in 2022. The claims are in good standing through 2025.

Quetico Property

The Quetico property is located within the Thunder Bay mining district of Ontario and consists of 99 claim cells in two blocks. Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions.

No work was carried out on the Quetico property in 2022. all 99 claims were expire in April 2023.

Immediately prior to completion of the RTO, total book value of the Canadian assets was $2,535,873 which has been written off effective as at August 3, 2022, the closing date of the RTO as the Company has switched its focus to development of the Botswana assets with the result that limited management time and capital resources have been allocated or will be allocated to the Canada assets. During the period from August 3, 2022 to December 31, 2022, the Company incurred an additional $21,739 in exploration and license related expenditures for the Canadian properties and the expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

High Atlas Project

The High Atlas property includes four permits acquired in December 2021 and one permit acquired in February 2022. The property is located in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 kilometres. The intrusions are host to three major nickel-copper occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

No exploration work was carried out in 2022.

The exploration and license related expenditures for the project is recorded as property investigation expense in the consolidated statements of comprehensive loss. The Company has spent $nil on the project during the period from August 3, 2022 to December 31, 2022.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein.

Overview

The Company is an international mineral exploration and resource development company listed on the TSXV and trading under the symbol PNRL. The Company’s principal business activity is the exploration and development of PNRL’s flagship asset, the Selebi Ni-Cu-Co sulphide mine in Botswana. In addition, the Company’s project pipeline is also includes the Selkirk Ni-Cu-Co-PGE sulphide mine also located in Botswana.

A. Operating Results

Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through the public offering and private placement of its securities, consisting of Common Shares and warrants, and convertible debt. For the twelve-month period ended December 31, 2022, the Company incurred a net loss of $36.4 million and negative working capital deficiency of $6.0 million, and had an accumulated deficit of $78.1 million as of December 31, 2022. Furthermore, as at December 31, 2022, the Company’s current liabilities and expected level of expenses for the next twelve months exceed cash on hand of $5.2 million and its total current liabilities exceed its total current assets. Accordingly, the Company is required to actively manage its liquidity and expenses and payments of payables are not being made as the amounts become due for certain suppliers.

As of the date the consolidated financial statements for the twelve-month period ended December 31, 2022, the available cash balance is expected to be sufficient to operate the business for the next six months under the current business plan. The Company requires funding in the very near term in order to continue its operations. If the Company is unable to obtain funding in the near-term, it may have to cease operations and liquidate its assets.

These conditions cast substantial doubt about the Company’s ability to continue as a going concern.

As at December 31, 2022, the Company had $5,162,991 in available cash (December 31, 2021— $1,990,203). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through issuances of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the going concern basis not be valid. These adjustments could be material.

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The Company has shown losses for the past several years. These losses result largely from having no revenue and significant exploration and administrative expenses related to operations.

Year Ended December 31, 2022 and December 31, 2021

The Company incurred a net loss of $36,410,469 in the 2022 fiscal year (“FY2022”) compared to a net loss of $9,359,605 in the 2021 fiscal year (“FY2021”) , resulting in an increased loss of $27,050,864 (year-over-year). The net loss in FY 2022 was mainly driven by a loss on the RTO transaction of $29,174,415, and also to the following events:

●	The share-based payment expenses were $7,731,117 and were $6,469,226 higher compared to $1,261,891 in FY 2021 due to the revaluation of the vesting options upon completion of the RTO transaction.
●	Corporate and administrative expenses were $3,317,039 and were higher by $2,752,373 compared to $564,666 incurred in FY 2021. Activities related to undertaking the RTO were the key contributing factors to higher costs in FY 2022.
●	Management fees were $2,418,984 in FY 2022 and were higher by $1,743,983 compared to $675,001 in FY 2021. This increase is a direct result of increased operational activities in Botswana following the purchase of the Selebi Assets and the Selkirk Mine, expansion of consultancy management in support of the re-development of the Selebi Assets as well as activities in Barbados, which did not exist during FY 2021.
●	Advisory and consultancy fees were $1,895,004 and were higher by $1,537,024 compared to $357,980 incurred in FY 2021. Higher fees were due to activities related to the closing of Selebi and Selkirk acquisitions in January and August 2022, respectively.
●	Interest and bank charges were $93,937 in FY 2022 and were higher by $91,426 compared to $2,511 in FY 2021. Higher interest costs relate to lease interest that commenced in August 2022 and did not exist in FY 2021.
●	Interest expense was $416,703 in FY 2022 compared to interest expense of $nil in FY 2021. The interest was a result of bridge loan financing.
●	Depreciation expense was $96,543 during FY 2022 compared to $nil in FY 2021.

The higher loss in FY 2022 was partially offset by the following lower expenditures in FY 2022 compared to FY 2021:

●	The 15% warrant held by NAN was cancelled upon the completion of the RTO, resulting in a reversal of the fair value of the 15% warrant by $8,974,901 compared to a fair value increase of $6,345,310 recorded in FY 2021
●	Foreign exchange gain totaled $143,777 and was higher by $157,088 compared to $13,311 loss in FY 2021.
●	Due diligence related expenditures totaled $18,039 in FY 2022 and were lower by $120,896 compared to $138,935 costs in FY 2021. Higher costs in FY 2021 resulted from commencing capitalization of these costs in late FY 2021 upon the Company being awarded exclusivity to acquire the assets.

Twelve Months Ended December 31, 2021, and December 31, 2020

The Company incurred a net loss of $9,408,511 FY 2021 compared to a net loss of $3,859,729 in FY 2020 resulting in an increased loss of $5,548,782 (year-over-year). The higher loss in FY 2021 was due to the following events with warrant fair value and share-based payment being the most significant:

●	Valuation of warrant resulted in fair value of $6,345,310 in FY 2021 and was higher by $3,715,719 compared to $2,629,591 fair value in FY 2020.
●	Share-based payment resulting stock options issuance was $1,261,891 in FY 2021 compared to $nil amount in FY 2020. There were no stock options issued during FY 2020.
●	Corporate and administrative costs of $564,666 during FY 2021 were higher by $433,683 compared to $130,983 expenses during FY 2020. Increased corporate and administrative expenses during FY 2021 were consistent and directly related to increased activities in due diligence process in connection with the acquisition of certain assets in Botswana, the key activity in 2021. The key costs that increased in FY 2021 within the corporate and administrative category mainly related to legal fees, accounting and tax consultancy, investor relations and administrative fees.
●	Management fees were $675,001 in FY 2021 and were higher by $463,116 compared to $211,885 costs in FY 2020.
●	Advisory and consultancy were $357,980 in FY 2021 and were higher by $353,835 compared to $4,145 in FY 2020.
●	Exchange differences on translation of foreign operations were $48,906 in FY 2021 compared to $nil amount in FY 2020. Foreign operations in Botswana and Barbados commenced during FY 2021.
●	Foreign exchange loss totaled $13,311 during FY 2021 and was higher by $10,586 compared to $2,725 loss in FY 2020. The higher loss in FY 2021 was due to increased volume in transactions denominated in foreign currencies.

The higher loss in FY 2021 was offset by the following lower expenditures in FY 2021 compared to FY 2020:

●	Due diligence related expenditures totaled $877,844 in FY 2020 and were lower by $738,909 compared to $138,935 costs in FY 2021. Higher costs in FY 2020 resulted from commencing capitalization of these costs in early 2021 upon the Company being awarded exclusivity to acquire the assets and started to incur cost directly association with the acquisition.
●	Interest and bank charges were slightly lower by $45 in FY 2021 of $2,511 compared to $2,556 in FY 2020.

B. Liquidity and Capital Resources

As of December 31, 2022, the Company had a working capital deficiency of $6,024,026 (December 31, 2021 – $1,558,011 positive working capital) and reported an accumulated deficit of $78,092,605 (FY 2020 - $13,482,624). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2022, the Company had $5,162,991 in available cash (December 31, 2021— $1,990,203). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through issuances of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from that uncertainty. Note 1 in the consolidated financial statements includes an explanatory paragraph regarding the Company’s ability to continue as a going concern.

In April 2022, PNRC completed a non-brokered private placement of 8,865,619 shares at a price of US$2.00 per share for gross proceeds of $22,388,599 (US$17,731,238). In connection with the private placement, the Company has paid to eligible finders (“Finders”) (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $1,535,727, and (ii) a number of Common Shares equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 70,548 shares with total value of $176,398 at the offer price of the private placement.

In April 2022, NAN completed a private placement offering of 21,118,000 subscription receipts (the “Subscription Receipts”) at a price of $0.48 per Subscription Receipt (in each case, prior to giving effect to the Company’s 5:1 consolidation of its Common Shares), including the partial exercise of the agents ‘option, for total gross proceeds of $10,136,640. Upon the closing of the RTO on August 3, 2022, the Subscription Receipts were converted into 4,223,600 Common Shares (post-consolidation), and the net subscription proceeds were released from escrow and delivered to the Company.

On November 25, 2022, the Company closed a $7 million bridge loan financing from Pinnacle Island LP with net proceeds of $6,740,000. The bridge loan is evidenced by the issuance of a promissory note by the Company to the lender with a principal amount of $7 million and bears interest at a rate of 10% per annum, calculated monthly and initially payable on February 22, 2023, being the maturity date of the Promissory Note. The Company extended the maturity to March 22, 2023 and subsequently to November 24, 2023.

During FY 2022 year, the Company received additional cash inflow of $569,399 from exercised warrants and $723,076 from exercised options.

On February 24, 2023, the Company closed a brokered private placement offering under which 4,437,184 Common Shares were issued at a price of $1.75 per share for gross proceeds of $7,765,072.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

The major trends affecting the Company and its business include: the impact of commodity prices and demand for nickel, copper and cobalt; volatility in capital markets; globalization of commodity supplies; critical metals supply chain stabilization; increasing domestic expectations surrounding in-country ores and concentrates; and moves to increasing alternative energy solutions in an effort to reduce carbon footprints.

Impact of Inflation

The Company believes that inflation had minimal effect on costs related to its exploration activities in the 12 months ending December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

E. Critical Accounting Estimates

Basis of preparation and accounting policies

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 of the audited annual financial statements for the years ended December 31, 2022 and 2021.

Basic of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group”). All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Effective August 3, 2022, NAN completed the 100% acquisition of the outstanding shares of PNRC (Note 4 of the consolidated financial statements). As the shareholders of PNRC obtained control of the Company through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in the consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of comprehensive loss and cash flows reflect the results from the operations and cash flows of PNRC, the legal subsidiary, for the year ended December 31, 2022 and 2021, combined with those of NAN, the legal parent, from the acquisition on August 3, 2022 to December 31, 2022, in accordance with IFRS for reverse takeovers. The comparative balance sheet reflects the balance sheet of PNRC as at December 31, 2021.

Foreign currency translation

The Company’s functional and presentation currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

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

Foreign operations

In the Group’s financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than Canadian dollar are translated into Canadian dollar upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. On consolidation, assets and liabilities have been translated into Canadian at the closing rate at the reporting date. Fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollar at the closing rate. Income and expenses have been translated into Canadian dollar at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/liability	Classification
Cash	FVTPL
Trade payables and accrued liabilities	Amortized cost
Lease liability	Amortized cost
Promissory note	Amortized cost
Vehicle financing	Amortized cost
Financial liability – warrant	FVTPL
Deferred share unit liability	FVTPL

Measurement

Financial assets and liabilities at amortized cost.

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

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

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

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss.

Impairment of assets

Impairment tests on non-financial assets, including exploration and evaluation assets, property, plant and equipment, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss.

Leases

At commencement of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use (the “ROU “) asset and lease liability are recognized at the lease commencement date. The lease liability is initially measured at the present value of all future lease payments that have not been paid as of the commencement date of the lease, discounted using the Company’s incremental borrowing rate, unless the rate implicit in the lease is readily determinable. The ROU asset is initially measured at cost, which is calculated as the initial amount of the lease liability, with an adjustment for any initial direct costs incurred, plus adjustments for any lease payments made in advance of the commencement date, and less any lease incentives received. Subsequent to initial recognition, the ROU asset is depreciated on a straight-line basis over the term of the lease or the estimated useful life, with inclusion for any options to extend that the Company reasonably expects to exercise.

ROU assets are tested for impairment in accordance with IAS 36 Impairment of Assets. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. These adjustments are recorded through profit or loss.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation rate applicable to each category of Property, plant and equipment is as follows:

Equipment	Estimated useful life (years)
Exploration equipment	5
Computer software	2
Computer equipment	1-2
Vehicles	4
Furniture and fixture	10
Building	25

Share capital

The Common Shares and warrants to purchase Common Shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction from the proceeds.

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

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from the treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

Deferred Share Units (“DSUs”)

In the year ended December 31, 2022, the Company approved the adoption of a DSU plan (the “DSU Plan”). In accordance with IFRS 2 Share Based Payments, this plan is a cash-settled share-based compensation program whereby the Company records the fair value of the liability at the date upon which it is incurred and adjusts the liability to the fair value at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

The DSU Plan enables the Company upon approval by the directors to grant DSU’s to eligible non-management directors. Upon granting DSU’s, the Company records stock-based compensation based on the amount of units granted multiplied by the volume weighted average price of Common Shares for the last five trading days on the TSXV (the “5-day-VWAP”) immediately preceding the date of the grant.

The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director, and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the 5-day-VWAP of the Company’s common shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Company’s common shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

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

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive lost or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

Accounting standards and amendments issued but not yet effective:

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after beginning on or after January 1, 2023.

Critical accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenue and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The area involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

RTO – fair value

Fair value considerations for the RTO transactions are assessed in accordance with IFRS. These considerations are based on various factors such as the fair value of the assets acquired or liabilities assumed, the fair value of equity instruments issued, and any related acquisition costs.

The assumptions and estimates used in arriving at fair value figures are based on management’s judgments and relevant market data. The fair value of the equity instruments issued is determined based on market prices or valuation techniques that take into account factors such as expected share price volatility.

Recoverability of exploration and evaluation assets

The ultimate recoverability of the exploration and evaluation assets with a carrying value of $31,823,982 at December 31, 2022, is dependent upon the Company’s ability to obtain the necessary financing to complete the exploration and development and commence profitable production at its projects, or alternatively, upon the Company’s ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

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

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has no restoration obligations at December 31, 2022.

Going concern

Consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

Valuation of share-based compensation

The Company estimates the fair value of warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. Note 8 of the consolidated financial statements contains further details of significant assumptions applied to these areas of estimation.

Deferred income tax

Tax benefits from uncertain tax positions may be recognized when it is probable that the Company will be able to use deductible temporary differences against taxable profit: (i) whether a tax position, based solely on its technical merits, is probable to be sustained upon examination, and (ii) measuring the tax benefit as the expected value or most likely amount taking into consideration which method better predicts the realized amounts upon ultimate settlement.

Furthermore, the Company uses the asset and liability method in accounting for deferred income taxes and mining duties. Under this method, deferred income taxes are recognized for future income tax.

In preparing these estimates, management is required to interpret substantially enacted legislation as well as economic and business conditions along with management’s tax and corporate structure plans which may impact taxable income in future periods.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The names, place of residence, positions within the Company and the principal occupations of the directors and senior officers of the Company are set out below. Directors are elected annually by a majority vote of the shareholders and hold office until the next general meeting of the shareholders. Officers are appointed by, and serve at the discretion of, the board of directors.

A. Directors and senior management.

Name, Municipality of Residence Principal Occupation and Position and Position with the Company	Age	During the Past Five Years
Charles Riopel Montreal, QC Director, Executive Chairman	56	Director of PNRL, and prior to the RTO, he was Chairman of NAN since Jun 2019; founder and managing partner at Latitude 45, a mining private equity fund; board member of PNRC, Aligo Innovation, Meridian Mining SA. Previously, Senior Investment Director at The Sentient Group, a private equity fund specialized in mining.

John Hick Toronto, ON Lead Director	73	Director of PNRL, and prior to RTO, he was director of NAN since February 2021; currently independent corporate director of a number of publicly listed and private companies, including Diamond Estates Wines & Spirits Inc.; and Mako Mining Corp. Previously, board and/or senior management positions with a number of other Canadian mining companies, including Medoro Resources Ltd., St. Andrew Goldfields Ltd., First Uranium Corp., Defiance Mining Corp./Geomaque Explorations Ltd, TVX Gold Inc., Cambior Inc., Rio Narcea Gold Mines Ltd, Rayrock Resources Inc., Revett Minerals Inc. and Placer Dome Inc.

William O’Reilly Toronto, ON Director	73	Director of PNRL since Aug 3, 2022. Managing Partner and a member of the Management Committee of Davies Ward Phillips & Vineberg LLP from 1997 until his retirement in May 2010; Director of Russel Metals Inc. since May 2009, and at various times served as Chair of its Nominating and Corporate Governance Committee, its Management Resources and Compensation Committee and its Environmental Management and Health and Safety Committee.

Don Newberry Avon Lake, OH Director	46	Director of PNRL since October 12, 2022; currently the Chief Financial Officer at Ohio Truck Sales; spent most of his career working internationally in the mining industry for Diavik Diamond Mines, Cleveland Cliffs, and Nyrstar.

Keith Morrison Burlington, ON Director, Chief Executive Officer	63	Director and CEO of PNRL, and prior to the RTO, he was director and CEO of NAN since December 2014; Director of Era Resources Inc., Non-Executive Chairman of Security Devices International Inc., Non-Executive Chairman of Osgood Mountain Gold Ltd., Non-Executive chairman of ZEN Graphene Solution Ltd..

Sean Whiteford Toronto, ON President	54	President of PNRL since March 2, 2023; most recently the Vice President, Business Development at Burgundy Diamond Mines Ltd and a Director of PNRL; previously held various corporate, operational and technical roles at BHP, Rio Tinto and Cliffs Natural Resource.

Sarah-Wenjia Zhu Montreal, QC Chief Financial Officer	48	CFO of PNRL, and prior to the RTO, she was CFO of NAN since May 2018, formerly an investment manager at The Sentient Group; equity analyst/associate at private equity fund and bank; Deloitte China.

Timothy Moran Toronto, ON Chief Legal Officer and Corporate Secretary	60	Timothy Moran is a Canadian corporate and securities law professional with over 30 years of experience advising domestic and international public and private companies. Prior to acting as Chief Legal Officer and Corporate Secretary for PNRL, Timothy was the Senior Vice President, Corporate Development and Chief Legal Officer of Gedex Systems Inc., a pre-revenue high technology company specializing in airborne geophysics exploration. Prior to Gedex Systems Inc., Timothy was a partner for many years at Davies Ward Phillips & Vineberg LLP with a practice specializing in the corporate, mergers and acquisitions, takeover bids and securities law areas.

B. Compensation.

Management compensation is determined by the Board of Directors for services provided. During the year ended December 31, 2022, aggregate compensation paid or accrued to all directors and officers, including private companies controlled by directors and officers, as a group, was $2,418,984.

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to each officer and director by the Company and its subsidiaries for services in all capacities to the Company during the 2022 financial year:

Table of Compensation
Name and Position	Year(1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Option-based awards ($)	Value of all Other Compensation(10) ($)	Total Compensation ($)
Keith Morrison (2) Director and CEO	2022	331,941	—	—	528,228	—	860,169
Sean Whiteford (3) President	2022	—	—	—	—	74,000	74,000
Sarah Zhu (4) CFO	2022	243,048	—	—	264,114	—	507,162
Timothy Moran (5) CLO	2022	190,675	—	—	264,114	—	454,789
Charles Riopel (6) Executive Chairman and Director	2022	252,500	—	—	528,228	—	780,728
John Hick (7) Director	2022	15,000	—	—	—	88,800	103,800
William O’Reilly (8) Director	2022	—	—	—	—	74,000	74,000
Don Newberry (9) Director	2022	—	—	—	—	59,200	59,200

Notes:

(1)	Financial year ended December 31.
(2)	Paid to Breniklan Limited and Breniklan Botswana Pty, the private companies controlled by Mr. Morrison, which provide the services of Mr. Morrison as the Company’s Chief Executive Officer. Mr. Morrison did not receive any compensation for his services as a director of the Company or its subsidiaries in 2022.
(3)	Mr. Whiteford was the Director of the Company from August 3, 2022 to March 1, 2023 and was appointed as President of the Company on March 2, 2023.
(4)	Paid to Consultations WJZHU Inc., a private company controlled by Ms. Zhu, which provides the services of Ms. Zhu as the Chief Financial Officer of the Company.
(5)	Paid to Moran Professional Corporation, a private company controlled by Mr. Moran, which provides the services of Mr. Moran as the Chief Legal Officer of the Company.
(6)	Paid to Latitude 45, a private company controlled by Mr. Riopel, which provides the services of Mr. Riopel as Executive Chairman. Mr. Riopel did not receive any compensation for his services as a director of the Company or its subsidiaries in 2022.
(7)	Mr. Hick was appointed to the board of directors of the Company on February 26, 2020.
(8)	Mr. O’Reilly was appointed to the board of directors of the Company on August 3, 2022.
(9)	Mr. Newberry was appointed to the board of directors of the Company on October 12, 2022.
(10)	Value of the DSU based on 5-day-VWAP of the Company’s common shares on December 31, 2022.

For the year ended December 31, 2022, the Company paid $373,472 (including cash and DSUs) in compensation to non-executive directors for acting as directors. The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit sharing plans.

In connection with the RTO, the Company adopted an amended Incentive Stock Option Plan providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire, in aggregate, up to 22,600,000 stock options of the Company. Under the Incentive Stock Option Plan, the exercise price of each option typically equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

During the year ended December 31, 2022, the Company granted an aggregate total of 2,600,000 stock options to employees, directors and consultants with a maximum term of 5 years. All such options then outstanding vested immediately upon the completion of the RTO and are exercisable at $2.62 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of all options, including those granted during the year ended December 31, 2022 as well as the ones granted in prior year but not vested until the completion of the RTO, amounted to $7,731,117 and was recorded as a share-based payment expense.

Effective December 2022, the Company approved a DSU Plan that enables the Company upon approval by the directors to grant DSUs to eligible non-management directors. The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the 5-day-VWAP of the Common Shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Common Shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

During the year ended December 31, 2022, the Company granted 200,000 DSUs to the non-management directors at a fair value of $298,000 recorded as share based compensation, and a DSU liability of the same amount.

C. Board practices.

Pursuant to the provisions of the OBCA, the Company’s directors are elected annually at the regularly scheduled annual general meeting of shareholders. Each elected director is elected for a one-year term.

The Company has no arrangements in place for provision of benefits to its directors or upon their retirement except DSUs.

The Company has five committees of its Board of Directors in place:

1.	Audit and Risk Management Committee (“ARMC”);
2.	HR and Compensation Committee (“HRCC”);
3.	Technical Oversight Committee;
4.	Corporate Governance & Nominating Committee (“CGNC”); and
5.	Disclosure Committee.

The ARMC is made up of Don Newberry (Chair), John Hick and William O’Reilly. The ARMC is responsible for providing oversight of the Company’s financial reporting, internal controls, and risk management processes. Key responsibilities include ensuring the accuracy, completeness, and reliability of the financial statements and disclosures, effectiveness of internal controls, overseeing risk management processes, ensuring compliance with applicable laws, regulations, and internal policies and procedures.

The HRCC is made up of John Hick (Chair), Don Newberry and William O’Reilly. In addition to making recommendations to the Board of Directors of the Company as to appropriate salary and other compensation for senior executives and directors of the Company, the HRCC makes recommendations to the Board of Directors of the Company as to the level of stock option compensation and DSUs granted by the Company.

The Technical Oversight Committee is made up of Don Newberry, Keith Morrison and Charles Riopel. The Technical Oversight Committee provides general oversight and support to the Geological team and identifies technical issues and tasks necessary to support the activities of the Company.

The CGNC is made up of William O’Reilly (Chair), Don Newberry and John Hick. The CGNC is responsible for ensuring that the Company’s governance practices are effective, transparent, and aligned with best practices. Key responsibilities include board composition and nominations, governance policies and practices, director orientation and education as well as board evaluation and succession planning.

The Disclosure Committee is made up of John Hick, Charles Riopel and Keith Morrison, and includes Sean Whiteford and Sarah Zhu as representatives from management. The purpose of the Disclosure Committee is to oversee the Company’s implementation of programs, policies and procedures that are designed to respond to the various compliance and regulatory risks facing the Company. The Disclosure Committee meets as required to oversee the dissemination of all corporate material.

D. Employees.

Botswana

Upon the closing of the asset acquisition of the Selebi Mine, the Company started to develop its own local workforce. As of December 31, 2022, The Company had 106 employees at its Botswana operations, of which 95 were engaged in technical work including geology, drilling, geophysics, engineering and care and maintenance, and 11 were engaged in back-office support and logistics. There were no salaried employee in Botswana prior to 2022.

The Company is committed to promoting a safe and healthy workplace environment, and actively participates in training programs to ensure employees are aware of proper safety and health procedures. The Company also provides resources and support for employees’ mental and emotional wellbeing.

The Company values diversity and inclusivity and strives to create a workplace culture that respects and values all employees’ backgrounds and identities.

The Company offers competitive compensation and benefits packages, including housing allowance, health insurance, and employee assistance programs. The employees receive performance evaluations and feedback regularly, and the Company encourages ongoing professional development and training.

The Company has implemented measures to protect employee data privacy and maintain confidentiality, in accordance with applicable laws and regulations.

Canada and Barbados

As of December 31, 2022, the Company had no salaried employees at its Canadian or Barbados operations, only contracted consultants.

E. Share ownership.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares as of the date of this report by each of the Company’s directors and executive officers and all current directors and executive officers as a group. The table does not reflect Common Shares held of record by depositories.

Name of Officers and Directors	Number of Shares (post-consolidation)		Percent

Keith Morrison	7,233,523	(1)	5.98%
Charles Riopel	1,496,122		1.24%
John Hick	130,042		0.11%
William O’Reilly	238,100		0.20%
Don Newberry	95,000		0.08%
Sean Whiteford	160,000		0.13%
Sarah-Wenjia Zhu	276,589		0.23%
Timothy Moran	1,027,650		0.85%
All Officers and Directors as a Group (eight persons)	10,657,026		8.81%

(1)	includes 3,608,763 shares held through Breniklan Ltd.

The Company adopted an Incentive Stock Option Plan providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 22,600,000 stock options of the Company. Under the Incentive Stock Option Plan, the exercise price of each option typically equals to the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option, less applicable discount, if any, permitted by the policies of the TSXV and approved by the Board of Directors. The options can be granted for a maximum term of 10 years. The following table sets forth certain information regarding options granted to the Company’s directors and executive officers.

Name of Officers and Directors	Number of option grant (post-consolidation)	Excise price	Expiry date

Keith Morrison	120,000	$0.80	February 24, 2025
	240,000	$0.45	August 19, 2025
	120,000	$1.60	February 25, 2026
	998,794	$2.00	October 25, 2026
	895,900	$0.39	January 26, 2026
	263,500	$2.40	January 20, 2027
	2,638,194

Charles Riopel	160,000	$0.80	February 24, 2025
	60,000	$1.60	February 25, 2026
	527,000	$0.39	January 26, 2026
	316,200	$0.91	September 29, 2026
	263,500	$2.40	January 20, 2027
	1,326,700

John Hick	60,000	$1.60	February 25, 2026

Sarah-Wenjia Zhu	120,000	$0.80	February 24, 2025
	60,000	$1.60	February 25, 2026
	316,200	$0.39	January 26, 2026
	131,750	$2.40	January 20, 2027
	627,950

Timothy Moran	131,750	$0.39	January 26, 2026
	131,750	$2.40	January 20, 2027
	263,500

A total of twenty percent (20%) of the Common Shares outstanding from time to time to a maximum of 22,6000,000 are reserved for issuance pursuant to stock options under the Incentive Stock Option Plan. During the year 2022, the Company granted an aggregate total of 2,600,000 stock options to directors, officers, employees and consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth certain information regarding beneficial ownership of the Company’s shares as of the date of this report by each person who is known to own beneficially more than 5% of the outstanding Common Shares. The table does not reflect Common Shares held of record by depositories but does include currently exercisable options and warrants which are included in the calculation of percentage of class ownership for each individual holder. As of the date of this Annual Report, there were 120,958,527 Common Shares issued and outstanding, 65,659 preferred shares outstanding, 10,407,044 exercisable options, 1,510,399 warrants and 322,905 DSUs. On a fully-diluted basis on the date of the report, there were 133,212,006 Common Shares outstanding.

Name of Beneficial Owner	Number of Shares (post-consolidation)		Percentage of Outstanding Shares
John Chisholm	7,740,396	(1)	6.40%
Keith Morrison	7,233,523	(2)	5.98%
ThreeD Capital Inc.	6,644,950		5.49%
Sheldon Inwentash	6,292,394		5.20%

(1)	Includes 6,477,793 shares held through 2412503 Ontario Inc.
(2)	Includes 3,608,763 shares held through Breniklan Ltd.

The change in the percentage ownership held by major shareholders during the past three years is as follows:

	Percentage ownership
Name of Beneficial Owner	As at May 15, 2023	As at April 25, 2022	As at April 30, 2021

John Chisholm	6.40%	-%	-%
Keith Morrison	5.98%	1.30%	1.20%
ThreeD Capital Inc.	5.49%	-%	-%
Sheldon Inwentash	5.20%	-%	-%
Sentient Group GP IV	-%	27.62%	29.73%
Contemporary Amperex Technology Ltd. (CATL)	3.79%	17.14%	18.44%

No major shareholder listed in this section has different voting rights than any other shareholders of the Company, which is one vote per Common Share owned.

Effective August 3, 2022, in connection with the closing of the RTO, the Company completed a share consolidation of the Company’s issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation common shares issued and outstanding.

On August 3, 2022, PNRC combined with NAN in a reverse takeover transaction whereby shareholders of PNRC exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC, after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN.

The Company issued 82,157,536 Common Shares (on a post-consolidation basis) in exchange for 77,948,368 outstanding shares of PNRC immediately prior to the effective time of the RTO. Immediately after giving effect to the RTO, the Company was owned approximately 72.1% by persons who were shareholders of PNRC prior to the RTO and 27.9% by persons who were shareholders of NAN prior to the RTO.

As at December 31, 2022, the Company had 116,521,343 Common Shares issued and outstanding, (December 31, 2021 – 80,820,623 and December 31, 2020 – 67,543,995).

B. Related party transactions.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Related party balances - The following amounts due to related parties are included in trade payables and accrued liabilities:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2022	2021	2020
Directors and officers of the Company	$43	$27	$11
Related company	-	199	54
	$43	$226	65

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2022, ThreeD Capital Inc. subscribed for a further 1,213,538 common shares of PNRC (1,279,069 shares on a post-RTO and post-consolidation basis), for a further investment of US$2,427,076 (2021 - $374,123). As of December 31, 2022, ThreeD Capital Inc. beneficially owned 8,662,347 shares (2021 - 7,383,278 shares) on a post-RTO and post-consolidation basis, constituting approximately 7.5% (2021 – 9.14%) of the current issued and outstanding shares of the Company.

Between March 2, 2022 and March 3, 2022, to meet its short-term liquidity needs, PNRC issued promissory notes to its officers and directors as well as its shareholders as below:

(All amounts in table are expressed in thousands of Canadian dollars)

Directors and Officers of the Company	35
ThreeD Capital Inc.	762
NAN	1,270
2,067

The promissory notes had an interest rate of 10% per annum and the holder had an option to convert the principal amount thereunder plus any accrued interest thereon to common shares of PNRC prior to April 30, 2022.

On April 30, 2022, all amounts owing in respect of the above promissory notes were repaid in full by payment of cash in an amount of $2,018,568, including interest and fees, and by issuing 310,000 common shares of PNRC (326,740 Common Shares on a post-RTO and post-consolidation basis).

(b) Key Management Compensation

Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2022	December 31, 2021	December 31, 2020
Management fees — expensed	2,419	675	212
Due diligence (Botswana assets)	-	132	31
Corporate and administration expense	103	108	44
Share-base payments	4,623	1,020	-
Total	7,145	1,935	287

C. Interests of experts and counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and the financial statements and accompanying notes beginning on page F-1.

B. Significant Changes

On April 26, 2022, PNRC and NAN entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of their previously-announced RTO transaction, pursuant to which PNRC would be the surviving public entity following the closing of the RTO.

Transaction Particulars

Pursuant to the Amalgamation Agreement:

●	NAN’s subsidiary, 1000178269 Ontario Inc. (“NAN Subco”), amalgamated with PNRC under Section 174 of the OBCA to form one corporation;
●	Holders of PNRC shares exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC (the “Exchange Ratio”), after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN; and
●	the transactions resulted in an RTO of the Company in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

In connection with the RTO, NAN has, among other things: (i) changed its name to “Premium Nickel Resources Ltd.”; (ii) changed its stock exchange ticker symbol to “PNRL”; and (iii) reconstituted the Board of Directors and management of the Company. The outstanding options of PNRC immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof were entitled to acquire, following the closing of the RTO, options of the Company after giving effect to the Exchange Ratio, as applicable.

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a common shares purchase warrant which entitled NAN to purchase common shares of PNRC, for up to 15% of the capital of PNRC, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue (the “15% Warrant”). Prior to the date that the amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, resulting in such securities being cancelled by operation of the triangular amalgamation.

Pursuant to the Amalgamation Agreement, the Company issued 82,157,536 Common Shares (on a post-consolidation basis) in exchange for 77,948,368 outstanding shares of PNRC immediately prior to the effective time of the RTO. Immediately after giving effect to the RTO, the Company was owned approximately 72.1% by persons who were shareholders of PNRC prior to the RTO and 27.9% by persons who were shareholders of NAN prior to the RTO.

Prior to this exchange, NAN had 31,748,399 shares outstanding (on a post-consolidation basis). Taking into account the composition of the Board of Directors and senior management and the relative ownership percentages of NAN and PNRC shareholders in the newly combined enterprise, from an accounting perspective PNRC is considered to have acquired NAN, and hence the transaction has been recorded as a reverse takeover.

For financial reporting purposes, the Company is considered to be a continuation of PNRC, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of NAN, the legal parent. The consolidated statements of operations and cash flows for the year ended December 31, 2022 include the results of operations and cash flows of PNRC for the period from January 1, 2022 to August 3, 2022, and the results of operations and cash flows of both PNRC and NAN for the period from August 3, 2022 to December 31, 2022. The primary reason for the business combination was to create a leading international nickel-copper-cobalt mineral exploration company. With a portfolio of nickel-copper cobalt assets, the Company will have the ability to execute a phased strategy and focus in the short term on developing the Selebi Mine in Botswana, its material property.

The substance of the transaction is a reverse acquisition of a non-operating company. The transaction does not constitute a business acquisition as the amalgamation does not meet the definition of a business combination under IFRS 3. As a result, the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”).

The purchase price has been determined based on the number of shares that PNRC would have had to issue on the date of closing to give the owners of NAN the same percentage equity (27.9%) of the combined entity as they hold subsequent to the reverse takeover.

The costs of the acquisition have been allocated as follows:

FV of shares transferred	$77,431,152
FV of options, warrants and agent warrants	9,665,577
FV of preferred shares	31,516
Settlement of pre-existing relationship – 15% warrant and shares*	(47,985,862)
Total FV of consideration transferred	$39,142,383

Cash	$11,051,917
Trade and other receivables	450,522
Property, plant and equipment	14,111
Trade payables and accrued liabilities	(1,548,582)
Net assets acquired	9,967,968
Loss on acquisition	29,174,415
$39,142,383

*Pre-existing relationship: Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC, for up to 15% of the then outstanding capital of PNRC, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue. Prior to the date that the amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC financing prior to the RTO, and the fair value of the warrants was calculated using the Black-Sholes Model with the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk-free rate of 3.14% and an expected volatility of 141.63%. As they were the securities contributed by NAN on the closing of the RTO, the fair value of the warrants and shares were included as part of the consideration on the acquisition date.

Pursuant to the RTO, an aggregate of 8,827,250 options to purchase Common Shares (“Replacement Options”) were issued (on a post 5:1 consolidation basis) to the former holders of options to purchase common shares of PNRC (prior to the RTO) (“PNRC Options”) in exchange for 8,375,000 PNRC Options. The Replacement Options issued to the former holders of PNRC Options were on the same terms and conditions as those exchanged by PNRC holders except all the previously unvested options vested immediately. Immediately prior to the completion of the RTO, PNRC had 2,383,333 unvested options outstanding which re-evaluated at a FV of $5,138,022 upon the completion of the RTO according to IFRS 2.

Given that the RTO has been accounted for as a reverse takeover of NAN by PNRC, from an accounting perspective, PNRC is deemed to have issued options and warrants to the former security holders of NAN. On August 3, 2022, NAN had 2,995,794 options and 2,228,340 warrants outstanding, respectively, as well as 118,186 preferred shares that could be converted to 13,131 common shares of NAN (on a post-consolidation basis). The aggregate fair value of such 2,995,794 options, 2,228,340 warrants and 118,186 preferred shares of NAN was $9,665,577, and this amount has been included as a component of the purchase price. Costs related to the transaction were $2,327,125 and were expensed as incurred.

For purposes of determining the fair value of the share consideration exchanged on the RTO, the shares of PNRC were valued at US$2.00 per share, the offering price for the PNRC shares on the last PNRC equity financing prior to the RTO.

The RTO resulted in a loss of $29,174,415 with respect to the fair value of the consideration transferred over the fair value of identifiable net assets, which has been recorded as a loss during the year in other income.

ITEM 9. THE OFFER AND LISTING

Effective December 21, 2006, the Company’s common shares became quoted on the United States OTC Bulletin Board, under the symbol “WSCRF”. On May 30, 2011, the common shares began trading under the symbol “NAN” on the TSXV. The trading in common shares of NAN on the TSXV was halted following the announcement of the RTO on February 17, 2022, with the closing share price of $0.58 per share. The Common Shares resumed trading on the TSXV on August 18, 2022, under the symbol “PNRL” and commenced trading on the OTCQX Best Market (“OTCQX”) on January 20, 2023. The table below sets forth the high and low prices expressed in Canadian dollars on the TSX-V and in United States dollars on the OTC in the United States for the Common Shares for the past five years, for each quarter for the last two fiscal years, and for the last six months. Note this trading data does not take into account the effect of the RTO and the 5-old for 1-new consolidation which occurred on August 3, 2022.

	High	Low	High	Low
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years
2022	2.58	0.44	2.25	0.19
2021	0.65	0.14	0.518	0.113
2020	0.30	0.06	0.332	0.045
2019	0.40	0.10	0.372	0.023
2018	0.085	0.030	0.075	0.020

2022
Fourth Quarter ended December 31, 2022	2.09	1.18	1.53	0.52
Third Quarter ended September 30, 2022	2.58	0.58	2.25	0.19
Second Quarter ended June 30, 2022	0.58	0.58	0.476	0.476
First Quarter ended March 31, 2022	0.64	0.44	0.512	0.343

2021
Fourth Quarter ended December 31, 2021	0.65	0.315	0.518	0.247
Third Quarter ended September 30, 2021	0.35	0.225	0.278	0.178
Second Quarter ended June 30, 20201	0.29	0.215	0.24	0.172
First Quarter ended March 31, 2021	0.39	0.14	0.30	0.113

Last Six Months
March 2023	1.78	1.27	1.489	0.95
February 2023	1.82	1.56	1.47	1.15
January 2023	2.23	1.54	1.90	0.90
December 2022	1.90	1.19	1.51	0.80
November 2022	2.33	1.18	1.53	0.90
October 2022	1.85	1.29	1.40	0.52

The closing price of the Common Shares on the TSXV on December 31, 2022 was C$1.60. The closing price of the Common Shares on the OTC Bulletin Board on December 31, 2022 was US$1.197.

The Common Shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Common Shares.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options, warrants and DSUs.

Since the beginning of the most recently completed financial year, warrants issued to purchase an aggregate 295,652 Common Shares were issued. The following table outlines the detail of each issuance:

Number of Warrants	Exercise Price	Grant Date
	(CDN $)

295,652	$2.40	August 3, 2022
295,625

Since the beginning of the most recently completed financial year, options issued to purchase an aggregate 2,740,400 Common Shares were issued. The following table outlines the detail of each issuance:

Number of Options	Exercise Price	Grant Date
	(CDN $)

2,740,400	2.62	January 20, 2022
2,7,40,400

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

The authorized capital of the Company comprises an unlimited number of Common Shares and 100,000,000 Series 1 convertible preferred shares without par value.

Effective July 27, 2022, in connection with the RTO, the Company completed a share consolidation of the Company’s issued and outstanding common shares, on the basis of one (1) post-consolidation Common Share without par value for every five (5) pre-consolidation common shares issued and outstanding.

a) Common Shares Issued and Outstanding

On August 3, 2022, PNRC combined with NAN in a reverse takeover transaction whereby shareholders of PNRC exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC, after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN (Note 4 of the consolidated financial statements). The following table provides a continuity of share capital presented in the consolidation financial statements:

	PNRC common shares		Common Shares
	Number	Amount	Number	Amount

December 31, 2020	64,083,487	$1,468,174	-	-
Share capital issued through private placement (net of issue costs)	12,596,421	6,484,501	-	-
December 31, 2021	76,679,908	7,952,675	-	-
Share capital issued through private placement (net of issue costs)	8,936,167	20,852,872	-	-
Cancel PNRC shares held by NAN	(7,667,707)	-	-	(19,710,608)
Shares exchanged on the RTO	(77,948,368)	(28,805,547)	82,157,536	28,805,547
Share capital of the Company immediately post RTO			31,748,399	77,431,152
Shares issued for exercised warrants			1,236,408	2,890,913
Shares issued for exercised options			1,379,000	1,727,264
Balance as at December 31, 2022	-	$-	116,521,343	$91,144,268

2022

In April 2022, PNRC completed a non-brokered private placement of 8,865,619 shares at a price of US$2.00 per share for gross proceeds of $22,388,599 (US$17,731,238). In connection with the private placement, the Company has paid to Finders (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $1,535,727, and (ii) a number of Common Shares equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 70,548 shares with total value of $176,398 at the offer price of the private placement.

In April 2022, NAN completed a private placement offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt (in each case, prior to giving effect to the Company’s 5:1 consolidation of its common shares), including the partial exercise of the agents’ option, for total gross proceeds of $10,136,640. Upon the closing of the RTO on August 3, 2022, the Subscription Receipts were converted into 4,223,600 Common Shares (post-consolidation), and the net subscription proceeds were released from escrow and delivered to the Company.

On August 3, 2022, the date of the RTO, a total of 82,157,536 common shares of NAN were issued in exchange for 77,948,368 shares of PNRC. These shares were added to the current NAN shares outstanding balance of 31,748,399 for total shares outstanding of 113,905,935 upon closing of the RTO.

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a non-transferrable common share purchase which entitled NAN to purchase common shares of PNRC, for up to 15% of the capital of PNRC at the time of such purchase, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue. Prior to the date that the amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, resulting in such securities being cancelled by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% Warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC financing prior to the RTO, the fair value of the 15% Warrant was calculated using the Black-Sholes Model with the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk free rate of 3.14% and an expected volatility of 141.63%. As the securities were contributed by NAN and cancelled on completion of the RTO, the fair value was included as part of the consideration on the acquisition date.

Post RTO, during the period from August 3 to December 31, 2022, a total of 1,236,408 Common Shares were issued upon the exercise of warrants at prices between $0.45 and $1.75 per share for total cash proceeds of $569,399. As a result of these exercises, $2,880,376 was transferred from reserve to share capital.

Post RTO, during the period from August 3, 2022 to December 31, 2022, a total of 1,379,000 Common Shares were issued upon the exercise of options at prices between $0.39 and $1.60 per share for total cash proceeds of $723,076. As a result of these exercises, $1,004,188 was transferred from reserve to share capital.

As at December 31, 2022, the Company had 116,521,343 Common Shares issued and outstanding (December 31, 2021 – 80,820,623 on a post-RTO and post -consolidation basis).

2021

During the year 2021, PNRC closed two non-broker private placement equity financings totalling 12,596,421 shares (pre-RTO, pre-share-consolidation basis) at a price of $0.40 and $0.95, respectively, and raised aggregate gross proceeds of $6,771,729. The Company incurred total share issuance costs of $287,228, including the fair value of $7,000 for 17,000 shares issued to the agent in conjunction with the first private placement.

As at December 31, 2021, PNRC had 76,679,908 common shares issued and outstanding (pre-RTO, pre-share-consolidation basis).

2020

On February 26, 2020, PNRC closed the seed financing of 24,900,000 shares at a price of $0.01 and raised aggregate gross proceeds of $249,000, with $145,000 received prior to the year-end of 2019.

Subsequently during 2020, PNRC closed three non-broker private placement equity financing of total 39,183,487 common shares at a price of $0.02, $0.05, and $0.15, respectively, and raised aggregate gross proceeds of $1,219,174. The Company incurred total share issuance cost of $7,086, including the fair value of $7,000 for 350,000 shares issued to the agent in conjunction with the private placement.

As at December 31, 2020, PNRC had 64,083,487 common shares issued and outstanding (pre-RTO, pre-share-consolidation basis).

b) Preferred shares issued and outstanding

As at December 31, 2022 and December 31, 2021 there are 118,186 series 1 preferred shares of the Company outstanding (on a post-RTO and post-consolidation basis).

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after six months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of each preferred share is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

On February 26, 2021, PNRC issued NAN the 15% Warrant.,

The 15% Warrant was classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. Prior to the RTO, on Jun 30, 2022, the Company reassessed the fair value of the warrant at $28,275,256 and recorded the amount as a long-term financial liability. The fair value of the 15% Warrant did not change up to the date of the RTO as the underline assumptions remained the same.

The fair value of the liability of the 15% Warrant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	December 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	141.63%	144.13%
Risk free interest rate	3.14%	1.02%
Remaining life of warrants	2.66 years	3.16 years

Volatility assumptions for the valuation of the 15% Warrant were derived by reference to the volatility of NAN as the stock price of NAN was highly correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

Prior to the date that the amalgamation became effective, the PNRC shares and the 15% Warrant held by NAN were contributed to NAN Subco, resulting in such securities being cancelled by operation of the triangular amalgamation. The fair value of the 15% Warrant was written off upon the closing of the RTO. PNRC had no other issued and outstanding warrants prior to the RTO.

Warrant activity, after converting for the Exchange Ratio, for the year ended December 31, 2022 was as follows:

Premium Nickel Resources Ltd.	Number Outstanding (Post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	-	-
Adjustment pursuant to the RTO	2,228,340	1.11
Issued	119,229	2.04
Exercised	(1,236,408)	0.46
Cancelled / expired	(12,375)	-
Balance as at December 31, 2022	1,098,786	1.96

PNRC had no warrants as at December 31, 2021 except the 15% Warrant granted to NAN that was subsequently cancelled upon the RTO.

At December 31, 2022, the Company had outstanding common share purchase warrants exercisable to acquire Common Shares as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
683,905	April 16, 2023	1.75	0.18
295,652	August 3, 2024	2.40	0.43
119,229	November 25, 2023	2.04	0.10
1,098,786			0.71

d) Stock options

The Company adopted the Incentive Stock Option Plan providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 22,600,000 stock options of the Company. Under the Incentive Stock Option Plan, the exercise price of each option typically equals the last closing price per share on the trading day immediately preceding the date of the grant of the option, less applicable discount, if any, permitted by the policies of the TSXV and approved by the Board of Directors. The options can be granted for a maximum term of 10 years.

The outstanding options of each company prior to the completion of the RTO were as follows:

North American Nickel	Number Outstanding (post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	3,010,919	1.35
Cancelled/expired	(15,125)	6.00
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33

Premium Nickel Resources Corp.	Number Outstanding	Weighted Average Exercise Price ($)
December 31, 2021	5,775,000	0.52
Granted	2,600,000	2.49
Balance as at August 3, 2022 prior to business combination with NAN	8,375,000	1.13

Subsequent to the RTO, the outstanding options of the Company were as follows:

Premium Nickel Resources Ltd.	Number Outstanding	Weighted Average Exercise Price ($)
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33
Issued pursuant to RTO in exchange for options of PNRC	8,827,250	1.16
Options exercised	(1,416,000)	0.46
Balance as at December 31, 2022	10,407,044	1.10

During the year ended December 31, 2022, prior to the RTO, PNRC granted an aggregate total of 2,600,000 stock options to employees, directors and consultants with a term of five years. The options are exercisable at US$2.00 per share (C$2.49/share) with 1/3 vesting on January 20, 2022, 1/3 on January 20, 2023 and 1/3 on January 20, 2024 the second anniversary following the close of the US$20,000,000 private placement.

Upon the closing of the RTO, all PNRC options were exchanged for options of the Company at a rate of 1.054 and vested in full immediately. Prior to the RTO, PNRC had granted but unvested options of 2,512,033 (Post RTO, Post-consolidation basis). These options were considered a replacement awarded under the former plan and modification accounting under IFRS2 Share based payments was applied. When modification accounting is applied, the Company revalued those stock options using the Black-Scholes Option Pricing Model.

The fair value of all options, including those granted during the year ended December 31, 2022 as well as the ones granted but not vested during the year ended December 2021, amounted to $7,731,117 and was recorded as a share-based payment expense. The weighted average fair value of options granted is $1.41 per option.

The fair value of stock options granted and vested during the year ended December 31, 2022 was calculated using the following assumptions:

	December 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$0.40 - $2.53	$0.95
Expected share price volatility	125.83%-129.48%	125.18%-127.03%
Risk free interest rate	0.42% - 2.85%	0.42% - 1.11%
Expected life of options	4.16 - 5 years	5 years

Volatility assumptions for the valuation of options were derived by reference to the volatility of NAN as the stock price of NAN was highly correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

Details of options outstanding as at December 31, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
900,000	900,000	February 24, 2025	0.80	0.19
240,000	240,000	August 19, 2025	0.45	0.06
3,689,000	3,689,000	January 26, 2026	0.39	1.09
495,000	495,000	February 25, 2026	1.60	0.15
1,343,850	1,343,850	September 29, 2026	0.91	0.48
998,794	998,794	October 25, 2026	2.00	0.37
2,740,400	2,740,400	January 20, 2027	2.62	1.07
10,407,044	10,407,044			3.41

e) DSU Plan

Effective December 2022, the Company approved a DSU plan (the “DSU Plan”) that enables the Company upon approval by the directors to grant DSUs to eligible non-management directors. The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the 5-day-VWAP of the Common Shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Common Shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

During the year ended December 31, 2022, DSUs have been granted as follows:

2022
Number of DSUs outstanding at the beginning of the fiscal year	-
Number of DSUs during the year	200,000

Number of DSUs outstanding at the end of the year	200,000

During the year ended December 31, 2022, the DSU compensation amounted to $298,000 recorded as share based compensation, and a DSU liability of the same amount.

f) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the year ended December 31, 2022, the Company recorded $7,731,117 (December 31, 2021 - $1,261,891) of share-based payments to reserves and transferred $3,325,702 to share capital for exercised warrants and options

(December 31, 2021 – Nil).

B. Memorandum and articles of association

B.	Articles of Continuance

Set out below is a description of the Company’s Articles of Continuance (the “Articles”), the Company’s by-laws, and of certain provisions of the OBCA (as currently in effect) related to the Company’s Articles. The Company’s Articles and by-laws are filed as exhibits to this Annual Report.

Incorporation

PNRL is organized under the OBCA. PNRL’s Ontario corporation number is 1000269814.

Objects and Purposes of the Company

The Company’s Articles do not contain and are not required to contain a description of the Company’s objects and purposes. There is no restriction contained in the Company’s Articles of the business that the Company may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Pursuant to the Company’s by-laws, a director who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Company, or who is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Company, shall disclose, in writing to the Company or by requesting to have entered in the minutes of meetings of directors, the nature and extent of his or her interest at the time and in the manner provided in the OBCA. Except as provided in the OBCA, no such director of the Company shall attend any part of a meeting of directors during which the contract or transaction is discussed, and no such director shall vote on any resolution to approve such contract or transaction.

Subject to the foregoing, neither the Company’s Articles nor the Company’s by-laws restrict a directors’ power to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum. Additionally, a director is not required to hold a share in the Company’s capital as qualification for his or her office but must be qualified as required by the OBCA to become, act or continue to act as a director. The Company’s Articles and by-laws do not provide for an age limit requirement for the retirement or non-retirement of directors other than as provided in the OBCA.

Directors are authorized from time to time, without authorization of the shareholders, to borrow money on the credit of the Company, limit or increase the amount to be borrowed, issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Company for such sums and at such prices as may be deemed expedient, give a guarantee on behalf of the Company to secure payment or performance of an obligation of any person, mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Company and the undertaking and rights of the Company, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Company, including any guarantee.

Share Rights

The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at such meetings. Exhibit 2.6 – Description of Securities Registered Under Section 12 of the Exchange Act to this Annual Report contains a summary of certain other rights attached to the Company’s shares, including rights to dividends and rights upon liquidation or dissolution of the Company.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in the Company’s Articles and such rights, privileges, restrictions and conditions may be changed by amending such Articles. In order to amend such Articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if the Company resolves to make certain amendments to its Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, the Company would have to pay such shareholder the fair value of the Common Shares so held. The types of amendment that would be subject to dissent rights include without limitation: (a) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the Company’s shares; and (b) to add, remove or change any restriction upon the business that the Company may carry on or upon the powers the Company may exercise.

Meetings

Each director holds office until the next annual general meeting or until his or her office is earlier vacated in accordance with the provisions of the OBCA. A director appointed or elected to fill a vacancy on the Board of Directors also holds office until the Company’s next annual general meeting.

Annual meetings of shareholders must be held at such time in each year not more than fifteen (15) months after the last annual meeting, as the Board of Directors may determine. Pursuant to the Company’s by-laws, notice of the time and place of a meeting of shareholders must be sent not less than twenty-one (21) days so long as the Company remains an “offering corporation” (as defined in the OBCA), or in the case of a non-offering corporation not less than 10 days, but in either case not more than fifty (50) days before such meeting.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the OBCA or the Articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

The OBCA provides that shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five (5) percent of the Company’s issued shares that carry the right to vote at a meeting may requisition the Company’s directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under the Company’s by-laws, the quorum for the transaction of business at a meeting of shareholders is two persons present that hold or represent by proxy not less than 10% of the votes attached to the shares entitled to vote at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or Ontario, or in the Company’s Articles or by-laws.

Change in Control

There are no provisions in the Company’s Articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of the Company’s subsidiaries.

Ownership Threshold

Neither the Company’s by-laws nor the Company’s Articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that the Company disclose in its management information circular for the Company’s annual meeting and certain other disclosure documents filed by the Company under such legislation, holders who beneficially own more than ten (10) percent of the Company’s issued and outstanding Common Shares.

Advance Notice By-Laws

The Company has included certain advance notice provisions with respect to the election of directors in the Company’s by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of shareholders; (b) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (c) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days nor more than 65 days prior to the date of such meeting; provided that, if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

C. Material contracts

On September 28, 2021, PNRC executed a definitive asset purchase agreement (the “Selebi APA”) with the liquidator of BCL to acquire the Selebi and Selebi North Ni-Cu-Co deposits and related infrastructure formerly operated by BCL. On January 31, 2022, PNRC closed the transaction and ownership of the assets was transferred to PNRC.

PNRC also negotiated a separate asset purchase agreement to finalize terms for any prioritized assets formerly operated by TNMC. On August 22, 2022, the Company announced the completion of its acquisition of the Ni-Cu-Co-PGE Selkirk mine in Botswana, together with associated infrastructure and four surrounding prospecting licenses. The acquisition was completed pursuant to the Company’s previously-announced asset purchase agreement with the liquidator of TNMC on January 20, 2022. With the acquisition complete, ownership of the Selkirk assets was transferred to the Company in August 22, 2022.

Pursuant to the Selebi APA, the aggregate purchase price payable to the seller for the Selebi assets, was the sum of US$56,750,000 to be paid in three instalments:

● US$1,750,000 payable on the closing date. This payment has been made.

● US$25,000,000 upon the earlier of: a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 Applications (further extension of the mining license and conversion of the mining license into an operating license respectively), and b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year with written notice.

● The third instalment of US$30,000,000 is payable on the completion of mine construction and production start-up (commissioning) by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications.

● Payment of care and maintenance funding contribution in respect of the Selkirk assets for a total of US$5,178,747 from March 22, 2021 to the closing date. This payment has been made.

As per the term and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selkirk assets to the liquidator in the event where the exploration program determines that the Selkirk assets are not economical. PNRL also has an option to pay in advance the second and third payments in the event where the exploration program determines that the Selkirk assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of December 31, 2022, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the condensed interim consolidated financial statements.

In addition to the above purchase price, the Company agreed to pay to the seller interest in 12 equal monthly instalments of $13,657, followed by 12 monthly instalments of $6,828.

On November 25, 2022, the Company issued a promissory note (the “Promissory Note”) to Pinnacle Island LP (the “Lender”) in connection with its bridge loan (the “Bridge Loan”) financing. The Promissory Note has a principal amount of $7 million and bears interest at a rate of 10% per annum with an original maturity date of February 23, 2023. The obligations of the Company under the Promissory Note are fully and unconditionally guaranteed by each of the Company’s existing and future subsidiaries. No assets of the Company were pledged as collateral under the Promissory Note. In connection with the Bridge Loan, the Company paid a commitment fee of $260,000 to the Lender and issued it 119,229 common share purchase warrants, each of which was exercisable to acquire one Common Share at a price of $2.04 per share until November 25, 2023, which were subsequently cancelled and replaced as detailed below.

Under the terms of the Promissory Note, the Company extended the maturity date from February 23, 2023 to March 22, 2023. On March 17, 2023, the Company entered into an amended and restated promissory note (the “A&R Promissory Note”) extending the maturity date from March 22, 2023 to November 24, 2023. In connection with the entering into of the A&R Promissory Note, the Company paid a fee of $225,000 and issued 350,000 non-transferrable common share purchase warrants to the Lender (the original 119,229 warrants originally issued in connection with the Promissory Note were cancelled). Each warrant is exercisable to acquire one Common Share at a price of $1.75 per Common Share for a period of one year from date of the A&R Promissory Note.

On February 24, 2023, the Company closed a “best efforts” brokered private placement offering under which 4,437,184 Common Shares were issued at a price of $1.75 per Common Share for gross proceeds of $7,765,072.00 (the “Offering”). Paradigm Capital Inc. acted as lead agent and sole bookrunner (the “Lead Agent”) for the Offering, on behalf of a syndicate of agents (collectively, with the Lead Agent, the “Agents”), pursuant to an agency agreement between the Company and each of the Agents. In connection with the Offering, the Company (i) paid to the Agents a cash commission equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid), and (ii) issued to the Agents that number of non-transferable broker warrants of the Company (the “Broker Warrants”) as is equal to 6% of the number of Common Shares sold under the Offering (other than on Common Shares issued to president’s list purchasers on which Broker Warrants equal to 3% were issued). Each Broker Warrant is exercisable to acquire one Common Share at an exercise price of $1.75 per Common Share until February 24, 2025.

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

There are no limitations imposed by the laws of Canada, the laws of Ontario or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire Common Shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Investment Canada Act

The Investment Canada Act (the “ICA”) requires any person that is non-Canadian (as defined in the ICA) who acquires “control” (as defined in the ICA) of an existing Canadian business to file a pre-closing application for review with Innovation, Science and Economic Development Canada, where prescribed financial thresholds are exceeded. By way of example, for a direct acquisition of control of a Canadian business by a non-Canadian that is controlled by nationals of a specified trade agreement state (including the US and the European Union, the United States, Mexico, Australia, Brunei, Chile, Colombia, Honduras, Japan, Malaysia, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom or Vietnam) this threshold is that the enterprise value of the Canadian business must exceed C$1.931 billion (in 2023; indexed annually). This threshold is C$1.287 billion (in 2023; indexed annually) for investors controlled by nationals of a World Trade Organization (“WTO”) member state that is not a trade agreement state. Different review thresholds apply if the investor and sellers are not trade agreement/WTO nationals or if the investor is a state-owned enterprise, or if there is an acquisition of a Canadian cultural business. In these situations, much lower thresholds apply and are based on the total worldwide book value assets of the Canadian business, rather than its enterprise value. If a proposed investment is reviewable, the relevant minister will assess whether the investment is likely to be of “net benefit” to Canada.

Where the acquisition of control of a Canadian business by a non-Canadian does not meet the prescribed review thresholds, the investor is required to file a notification no later than 30 days after the completion of the investment.

The Canadian government also has the discretion to review most investments on the grounds that it could be “injurious to Canada’s national security,” regardless of whether it is “net benefit” reviewable. Review on national security grounds may occur on a pre- or post-closing basis.

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Commissioner of Competition (the “Commissioner”). If the Commissioner concludes that a merger, prevents or lessens, or is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for a remedial order. Such substantive merger review power applies to all mergers for up to one year after closing, whether or not they meet limits for pre-notification under the Competition Act.

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

Pre-merger notification under the Competition Act is generally required for the acquisition of voting shares of corporations when each of three thresholds is exceeded:

(i)	the parties to the transaction, together with their legal affiliates under the Competition Act, must have assets in Canada, or gross revenue from sales in, from or into Canada, that in the aggregate exceed C$400 million

(ii)	the aggregate value of the assets in Canada owned by the target, including entities controlled by the target, or the gross revenues from sales in or from Canada generated from those assets, must exceed C$93 million; and

(iii)	the acquirer must, as a result of the transaction, own more than 20% of the target’s voting shares, if the target is publicly traded, or more than 35% of the voting shares of privately-owned corporations. (If the acquirer already owns between 20% (or 35% for privately-owned corporations) and 50% of the target, notification would also be required in connection with a transaction which would result in the acquirer owning more than 50% of the target’s voting shares.)

Where a notification is required, the Competition Act prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner has issued an advance ruling certificate under section 102 of the Competition Act. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

E. Taxation

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and the regulations thereunder (the “Canadian Tax Regulations”) generally applicable to a holder of Common Shares (referred to in this summary as “Shares”) who holds Shares as beneficial owner and who, for the purposes of the Canadian Tax Act and the Canadian Tax Regulations and at all relevant times, is or is deemed to be resident in Canada, deals at arm’s length with the Company, is not affiliated with the Company, and acquires and holds the Shares as capital property (a “Canadian Resident Holder”). Generally, Shares will be considered to be capital property to a Canadian Resident Holder provided that the Canadian Resident Holder does not hold the Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. A Canadian Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act to deem the Shares and every other “Canadian security” (as defined in the Canadian Tax Act) held or subsequently acquired by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Canadian Resident Holders should consult their own tax advisors as to whether this election is available or advisable in their particular circumstances.

This summary does not apply to a Canadian Resident Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Canadian Tax Act; (ii) that is a “specified financial institution” as defined in the Canadian Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Canadian Tax Act; (iv) that has made a functional currency reporting election under the Canadian Tax Act; (v) that is exempt from tax under Part I of the Canadian Tax Act; (vi) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, as those terms are defined in the Canadian Tax Act, with respect to the Shares or (vii) that receives dividends on the Shares under or as part of a “dividend rental arrangement”, as defined in the Canadian Tax Act. In addition, this summary does not address the deductibility of interest by a Canadian Resident Holder that has borrowed money or otherwise incurred indebtedness in connection with the acquisition of Shares. Such Canadian Resident Holders should consult their own tax advisors with respect to the tax considerations in respect of acquiring, holding and disposing of Shares.

Additional considerations, not discussed herein, may be applicable to a Canadian Resident Holder that is a corporation resident in Canada (for the purposes of the Canadian Tax Act), and is, or becomes (or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of Shares, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Canadian Resident Holders should consult their tax advisors with respect to the consequences of acquiring Shares.

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any income tax considerations of any province or territory of Canada or of any other jurisdiction, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Canadian Resident Holder. Canadian Resident Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

In general, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not otherwise expressed in Canadian dollars, be converted into Canadian dollars based on an exchange rate quoted by the Bank of Canada for the date such amount arose or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends received or deemed to be received on the Shares will be included in computing a Canadian Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from corporations resident in Canada for purposes of the Canadian Tax Act. An enhanced gross-up and dividend tax credit will be available to individuals (other than certain trusts) in respect of “eligible dividends” designated by the Company to the Canadian Resident Holder in accordance with the provisions of the Canadian Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

Dividends received or deemed to be received on the Shares by a Canadian Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received or deemed to be received by a Canadian Resident Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canadian Tax Act) for the year, but which excludes dividends or deemed dividends deductible in computing taxable income. Tax Proposals released on August 9, 2022 extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Tax Proposals. Canadian Resident Holders should consult their own advisors with respect to the application of the Tax Proposals.

A Canadian Resident Holder that is a “private corporation” (as defined in the Canadian Tax Act) or a “subject corporation” (as defined in subsection 186(3) of the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Canadian Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Shares

Upon a disposition or a deemed disposition of a Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Canadian Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Resident Holder. The adjusted cost base to a Canadian Resident Holder of a Share will be determined by averaging the cost of that share with the adjusted cost base of all other common shares of the Company held as capital property at that time by the Canadian Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital gains and capital losses”.

Capital gains and capital losses

Generally, a Canadian Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Canadian Tax Act, a Canadian Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Canadian Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Canadian Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Canadian Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Shares or shares substituted for such shares, to the extent and in the circumstances specified by the Canadian Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Canadian Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Canadian Tax Act) for the year, which will include taxable capital gains. Tax Proposals released on August 9, 2022 extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Tax Proposals. Canadian Resident Holders should consult their own advisors with respect to the application of the Tax Proposals.

Minimum tax

Capital gains realized and dividends received by a Canadian Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Canadian Tax Act. Canadian Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Certain U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares in an offering and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax-exempt entities or government organizations;

●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	regulated investment companies or real estate investment trusts;

●	persons who acquired the Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

●	persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:

●	an individual who is a citizen or individual resident of United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable United States Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Passive Foreign Investment Company Rules

If the Company is classified as a passive foreign investment company (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (which generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains); or

●	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).

Based on the composition of the Company’s income and the value of its assets, the Company believes that it was a PFIC for United States federal income tax purposes for the 2022 taxable year, and, further, the determination of the Company’s status as a PFIC for the 2023 tax year cannot be made at this time. A separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably.

Fluctuations in the market price of the Common Shares may result in the Company being a PFIC for any taxable year. Because of the uncertainties involved in establishing the Company’s PFIC status, there can be no assurance regarding if the Company currently is treated as a PFIC, or may be treated as a PFIC in the future.

If the Company is classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether the Company continues to meet the tests described above unless the Company ceases to be a PFIC and either (x) the U.S. Holder has made a “deemed sale” election under the PFIC rules or (y) for the period immediately preceding the Company’s ceasing to be a PFIC the Common Shares were subject to a mark-to-market election. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Company does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Company or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Company ceases to be a PFIC and such election becomes available.

For each taxable year the Company is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a qualified electing fund election (a “QEF Election”) or (ii) the Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if the Company is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Company receives from, and the Company’s dispositions of the stock of, any of the Company’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Company’s subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Company’s net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Company’s earnings in excess of the Company’s net capital gains. U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that the Company will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company, and as a result, a QEF Election may not be available to U.S. Holders.

U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Common Shares are listed on the OTCQX, which is a qualified exchange for these purposes. Consequently, if the Common Shares remain listed on the OTCQX and are regularly traded, and you are a holder of Common Shares, the Company expects the mark-to-market election would be available to U.S. Holders if the Company is a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Company owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Company’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

Each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the United States Treasury Department (the “U.S. Treasury”) may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

THE CORPORATION STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that the Company will maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on the OTCQX, an established securities market in the United States, and the Company may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the Common Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

In addition to the reporting described above that may be required if the Company is a PFIC, U.S. Holders paying more than US$100,000 for the Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Common Shares to the Company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

Not required.

H. Documents on display

All documents referenced in this Form 20-F may be viewed at the offices of the Company during business hours at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the U.S. Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures are effective.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the U.S. Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Company’s internal control over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Don Newberry, a member of the Board’s ARMC qualifies as an “audit committee financial expert.” The Board of Directors has determined that Mr. Newberry is “independent” under applicable standards. Mr. Don Newberry has over 20 years of experience in a variety of senior financial and project management leadership roles and he is currently the Chief Financial Officer at Ohio Truck Sales. Mr. Newberry has spent most of his career working internationally in the mining industry for Diavik Diamond Mines, Cleveland Cliffs and Nyrstar. He is experienced in overseeing large mining projects from studies through to execution, risk management, M&A, integration, and implementing financial controls and oversight of company’s assets. Mr. Newberry completed his Bachelor of Commerce (Accounting) at Ottawa University, Master of Business Administration (MBA) in Global Management at University of Phoenix, and he also completed the Program for Leadership Development (PLD) at Harvard Business School. He is a Chartered Professional Accountant / Certified Management Accountant (CPA, CMA).

Mr. John Hick has over 40 years of experience in the mining industry in both senior management positions and as an independent director. He currently serves as an independent director, and in some cases the non-executive Chairman, to a number of publicly listed companies, including Diamond Estates Wines & Spirits Inc. and Mako Mining Corp. Previously, Mr. Hick has held board and/or senior management positions with a number of other Canadian mining companies, including Quebec Precious Metals Corp., Medoro Resources Ltd., St. Andrew Goldfields Ltd., First Uranium Corp., Defiance Mining Corp./Geomaque Explorations Ltd, TVX Gold Inc., Cambior Inc., Rio Narcea Gold Mines Ltd, Rayrock Resources Inc., Revett Minerals Inc. and Placer Dome Inc. Mr. Hick holds a B.A. from the University of Toronto, and a LLB from the University of Ottawa.

Mr. William O’Reilly was Managing Partner and a member of the Management Committee of Davies Ward Phillips & Vineberg LLP, a leading Canadian law firm, from 1997 until his retirement from those positions on May 31, 2010. In his capacity as Managing Partner at Davies, Mr. O’Reilly had primary responsibility for a wide range of firm management matters, including firm strategy, delivery of legal services, client relationships, other business development initiatives, lawyer recruitment, regulatory compliance, financial reporting, professional education and partner compensation. Since 2009, Mr. O’Reilly has served as a director of Russel Metals Inc., a public company listed on the Toronto Stock Exchange.

B. Code of Ethics

The Company has adopted a code of ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting procedures, and persons performing similar functions. A copy of the Company’s Code of Ethics will be made available to anyone who requests it in writing from the Company’s head office.

C. Principal Accounting Fees and Services

(a) Audit Fees

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants (“DMCL”) billed NAN $45,549 in the year ended December 31, 2022 (2021 - $42,512).

(b) Audit Related Fees

DMCL billed $29,000 for audit related services in the year ended December 31, 2022 (2021 – Nil).

(c) Tax Fees

DMCL billed the Company $5,300 for the tax year 2021 and $3,400 for the tax year 2021.

(d) All Other Fees

No other fees were billed by DMCL.

(e) Audit Committee Pre-Approval Policies and Procedures

To ensure continuing auditor objectivity and to safeguard the independence of its auditors, the Company’s audit committee has determined a framework for the type and authorization of non-audit services which its auditors may provide. The audit committee has adopted policies for the pre-approval of specific services that may be provided by its auditors. The dual objectives of these policies are to ensure that the Company benefit in a cost effective manner from the cumulative knowledge and experience of its auditors, while also ensuring that the auditors maintain the necessary degree of independence and objectivity.

The Company’s audit committee approved the engagement of MNP LLP to render audit and non-audit services before they were engaged by the Company.

D. Exemption From the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

F. Change in the Registrant’s Certifying Accountant

Effective August 31, 2022, DMCL, the Company’s former independent registered public accounting firm, resigned from its appointment due to the requirements of the Canadian Public Accountability Board. Effective December 5, 2022, the Company appointed MNP LLP as the Company’s independent registered public accounting firm. The details of the Company’s change of auditor were previously described in its report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on December 21, 2022 (File No. 001-14740), which is attached as Exhibit 15.2 to this Annual Report and incorporated by reference herein.

G. Corporate Governance

Not applicable.

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J. Insider Trading Policies

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Annual Report. The auditors’ report of MNP LLP, independent registered public accountants, on the audited financial statements and notes thereto is included immediately preceding the audited financial statements.

Independent Auditors’ Report.

Consolidated Statements of financial position as at December 31, 2022 and 2021.

Consolidated Statements of comprehensive loss for the years ended December 31, 2022 and 2021.

Consolidated Statement of changes in shareholders’ equity for the years ended December 31, 2022 and 2021

Consolidated Statements of cash flows for the years ended December 31,2022 and 2021

Notes to the consolidated financial statements for the years ended December 31, 2022 and 2021

Independent Auditors’ Report

Consolidated Statements of financial position as at December 31, 2021 and 2020.

Consolidated Statements of comprehensive loss for the years ended December 31, 2021 and 2020.

Consolidated Statement of changes in shareholders’ equity for the years ended December 31, 2021 and 2020

Consolidated Statements of cash flows for the years ended December 31,2021 and 2020

Notes to the consolidated financial statements for the years ended December 31, 2020 and 2020

ITEM 18. FINANCIAL STATEMENTS

Not applicable. See “Item 17. Financial Statements” above.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Continuance
1.2*	Articles of Continuance
1.3*	Bylaws
2.1*	Warrant Certificate dated March 17, 2023
2.2*	Form of Broker Warrant Certificate
2.3*	Commitment Letter among Premium Nick Resources Ltd., Guarantors and Pinnacle Island LP, dated November 18, 2022
2.4*	Promissory Note dated November 25, 2022 between Premium Nickel Resources Ltd. and Pinnacle Island LLP
2.5*	Amended and Restated Promissory Note dated March 17, 2022 between Premium Nickel Resources Ltd. and Pinnacle Island LP
2.6*	Description of Securities Registered Under Section 12 of the Exchange Act
4.1*	Asset Purchase Agreement dated September 28, 2021 between Trevor Glaum N.O., BCL Limited, Premium Nickel Resources Proprietary Limited and Premium Nickel Resources Corporation
4.2*	Amending Agreement dated January 19, 2022 between Trevor Glaum N.O., BCL Limited, Premium Nickel Resources Proprietary Limited and the Purchaser Gurantors
4.3*	Agency Agreement dated February 24, 2023 among Paradigm Capital Inc., as lead agent and sole bookrunner, Tamesis Partners LLP, Cormark Securities Inc., Echelon Wealth Partners Inc., Eight Capital, INFOR Financial Inc. and CIBC World Markets Inc. and Premium Nickel Resources Ltd.
8*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
15.1	Financial Statements of Premium Nickel Resources Corporation for the three months ended March 31, 2022 and for the years ended December 31, 2021 and 2020 (incorporated by reference to Appendix H of Exhibit 99.8 to the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 30, 2022)
15.2	Notice of Change of Auditor (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on December 21, 2022)
101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PREMIUM NICKEL RESOURCES LTD.

Date: May ●, 2023	By:	/s/ Keith Morrison
	Name:	Keith Morrison
	Title:	Chief Executive Officer

Formerly “North American Nickel Inc.”

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

In accordance with International Financial Reporting Standards (“IFRS) “ and stated in Canadian dollars, unless otherwise indicated.

INDEX

Management’s Responsibility for Financial Reporting

Independent Auditor’s Report

Consolidated Financial Statements

●	Consolidated Statements of Financial Position

●	Consolidated Statements of Comprehensive Loss

●	Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

●	Consolidated Statements of Cash Flows

●	Notes to the Consolidated Financial Statements

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, and the notes thereto, of Premium Nickel Resources Ltd., formerly North American Nickel Inc. and its subsidiaries have been prepared by management in accordance with International Financial Reporting standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

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

The Board of Directors, principally through the Audit Committee, is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.

The consolidated financial statements have been audited by MNP LLP, Chartered Professional Accountants, Licensed Public Accountants, who were retained by the Company to audit the consolidated financial statements and provide an independent auditor’s report thereon. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements. MNP LLP has full and free access to the Board of Directors.

“signed”	“signed”
Keith Morrison	Sarah Zhu
Chief Executive Officer	Chief Financial Officer

May 2, 2023

2 | PNRL / Year ended 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Premium Nickel Resources Ltd. (Formerly North American Nickel Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Premium Nickel Resources Ltd. (Formerly North American Nickel Inc.) (the Company) as of December 31, 2022 and the related consolidated statement of comprehensive loss, change in shareholders’ equity, and cash flow for year ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and the results of its consolidated operations and its consolidated cash flow for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2021 and December 31, 2020 were audited by another auditor who expressed an unmodified audit opinion on those consolidated statements on April 25, 2022.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss from operations and has no source of operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

3 | PNRL / Year ended 2022 and 2021

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

Critical Audit Matter Description

As described in Note 1, the Company, being in the exploration and redevelopment stage, is subject to risks and challenges similar to companies in a comparable stage of development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, and global economic and metal price volatility and there is no assurance management will be successful in its endeavors. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to obtain adequate financing. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. Management has prepared future cash flow forecasts, which involves judgement and estimation of key variables, such as planned financing and capital and operational expenditures. Future economic conditions and effects of key events subsequent to the year end, such as debt and equity financing, also impacted management’s judgements and estimates. We identified the Company’s ability to continue as a going concern as a critical audit matter because auditing the Company’s going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company’s going concern analysis. The Company’s ability to execute the planned refinancing actions are especially judgmental given that the global financial markets and economic conditions have been, volatile. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

Audit Response

We responded to this matter by performing procedures over management’s assessment of the Company’s ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

●	We evaluated the cash flow forecasts prepared by management and evaluated the integrity and arithmetical accuracy of the model.
●	We evaluated the key assumptions used in the model to estimate future cash flows for a reasonable period of time, not exceeding 12 months from the date of the consolidated statements of financial position, by comparing assumptions used by management against budgets, economic and industry indicators and publicly available information.
●	We evaluated the key assumptions pertaining to estimated cash flows from operating activities and expected cash flows from financing activities, comparing these to available market data, underlying agreements, private placement raises and subsequent events thereafter. We assessed the adequacy of the going concern disclosures included in Note 1 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

4 | PNRL / Year ended 2022 and 2021

Reverse Acquisition of North American Nickel Ltd. - Fair Value of Consideration Received and Net Assets Acquired

Critical Audit Matter Description

On April 26, 2022, Premium Nickel Resources Corp. (“PNRC”) and North American Nickel Inc. (“NAN”) entered into a definitive amalgamation agreement pursuant to which PNRC would go-public by way of a reverse takeover of NAN. Effective August 3, 2022, NAN completed the 100% acquisition of the outstanding shares of PNRC for consideration in the amount of $39,142,383 and changed its name to Premium Nickel Resources Ltd. The substance of the transaction is reverse acquisition of a non-operating company and has been accounted for as an asset acquisition with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”) in accordance with IFRS 2. Refer to note 4 of the consolidated financial statements for further details.

This matter represented an area of significant risk of material misstatement, given the auditing of the reverse acquisition is complex due to the subjective nature of estimating the fair values of net assets acquired as at the date of the acquisition, particularly the exploration and evaluation assets, and fair value of consideration received. Significant auditor attention is required to evaluate the results of our audit procedures and assess the Company’s determination of the fair value of the net assets acquired and fair value of consideration received.

Audit Response

We responded to this matter by performing procedures in relation to fair value of assets acquired and consideration received. Our audit work in relation to this included, but was not restricted to, the following:

●	We obtained and evaluated management’s assessment over appropriate accounting treatment of the transaction;
●	We reviewed the amalgamation agreement to obtain an understanding of the key terms and conditions to identify the necessary accounting considerations and identification of assets and liabilities acquired;
●	With the assistance of our valuation specialists, we evaluated whether the fair value of consideration has been appropriately valued;
●	We performed audit procedures to validate the fair value of net assets acquired, specifically the fair value of exploration and evaluation assets, which involved evaluating budgeted expenditures, work plans, and conducting independent research of transactions in respective geographic regions; and
●	We assessed the adequacy of the Company’s disclosure included in note 4, Amalgamation, of the accompanying consolidated financial statements in relation to this matter.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2022.

Ottawa, Canada

May 2, 2023

PCAOB ID: 1930

5 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.”

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Notes	As at December 31, 2022	As at December 31, 2021
ASSETS
CURRENT ASSETS
Cash		5,162,991	1,990,203
Prepaid expenses		470,725	8,664
Other receivables	5	804,630	139,630
TOTAL CURRENT ASSETS		6,438,346	2,138,497
NON-CURRENT ASSETS
Exploration and evaluation assets	6	31,823,982	3,099,926
Property, plant and equipment	7	3,394,670	-
TOTAL NON-CURRENT ASSETS		35,218,652	3,099,926
TOTAL ASSETS		41,656,998	5,238,423
LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	8	4,025,716	580,486
Current portion of lease Liability	10	1,365,697	-
Promissory note	9	7,070,959	-
TOTAL CURRENT LIABILITIES		12,462,372	580,486
NON-CURRENT LIABILITIES
Vehicle financing		164,644	-
Provision for leave and severance		177,941	-
Lease liability	10	1,365,697	-
Deferred share units liability	11	298,000
Financial liability – warrant		-	8,974,901
TOTAL NON-CURRENT LIABILITIES		2,006,282	8,974,901
TOTAL LIABILITIES		14,468,654	9,555,387
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – common	11	91,144,268	7,952,675
Share capital – preferred	11	31,516	-
Reserve		15,257,140	1,261,891
Deficit		(78,092,605)	(13,482,624)
Foreign currency translation reserve		(1,151,975)	(48,906)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		27,188,344	(4,316,964)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		41,656,998	5,238,423

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements. Approved by the Board of Directors on May 1, 2023

“signed”	“signed”
Keith	Morrison Don Newberry
Chief	Executive Officer Audit Committee Chair

6 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

		Year ended	Year ended
	Notes	December 31, 2022	December 31, 2021
EXPENSES
Corporate and administration expenses		(3,317,039)	(564,666)
Management fees	12	(2,418,984)	(675,001)
Due diligence BCL		(18,039)	(138,935)
Advisory and consultancy		(1,895,004)	(357,980)
Depreciation	7	(96,543)	-
General exploration expenses		(69,366)	-
Interest and bank charges		(93,937)	(2,511)
Share-based payment	11	(7,731,117)	(1,261,891)
Deferred share units granted	11	(298,000)	-
Warrant fair value movement	11	8,974,901	(6,345,310)
Net foreign exchange gain (loss)		143,777	(13,311)
		(6,819,351)	(9,359,605)
OTHER ITEMS
Interest expenses and other income		(416,703)	-
Acquisition loss on RTO	4	(29,174,415)	-
NET LOSS FOR THE YEAR		(36,410,469)	(9,359,605)
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(1,103,069)	(48,906)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(37,513,538)	(9,408,511)
Basic and diluted loss per share		(0.34)	(0.13)
Weighted average number of common shares outstanding - basic		109,661,379	72,197,650

The accompanying notes are an integral part of these Consolidated Financial Statements.

7 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred shares	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Equity (Deficiency)

BALXBRLANCE AS AT
DECEMBER 31, 2020	11	64,083,487	1,468,174	-	-	(4,123,019)	-	(2,654,845)
Net Loss for the year		-	-		-	(9,359,605)	-	(9,359,605)
Share capital issued through private placement		12,596,421	6,771,729		-	-		6,771,729
Share issue costs			(287,228)		-	-		(287,228)
Share-based payment					1,261,891			1,261,891
Exchange differences on translation of foreign operations							(48,906)	(48,906)
BALANCE AS AT DECEMBER 31, 2021		76,679,908	7,952,675	-	1,261,891	(13,482,624)	(48,906)	(4,316,964)
Net loss for the year						(36,410,469)		(36,410,469)
Share capital issued through private placement		8,936,167	22,388,599					22,388,599
Share issue costs			(1,535,727)					(1,535,727)
Acquisition of NAN	4
Cancel PNRC shares held by NAN		(7,667,707)	(19,710,608)					(19,710,608)
Cancel PNRC warrant held by NAN						(28,275,255)		28,275,255
PNRC shares exchanged		(77,948,368)	-
PNRL shares received in exchange		82,157,536	-
Outstanding shares of NAN acquired in RTO		31,748,399	77,431,152	31,516	9,665,577			87,128,245
Exercise of warrants		1,236,408	569,399					569,399
FV of exercised warrants			2,321,514		(2,321,514)			-
Exercise of options		1,379,000	723,076					723,076
FV of exercised options			1,004,188		(1,004,188)			-
Expired options					(75,743)	75,743		-
Share-based payment					7,731,117			7,731,117
Exchange differences on translation of foreign operations							(1,103,069)	(1,103,069)
BALANCE AS AT DECEMBER 31, 2022	11	116,521,343	91,144,268	31,516	15,257,140	(78,092,605)	(1,151,975)	27,188,344

The accompanying notes are an integral part of these Consolidated Financial Statements.

8 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		Year ended	Year ended
	Notes	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES
Total net loss for the year		(36,410,469)	(9,359,605)
Items not affecting cash:
Share-based payment		7,731,117	1,261,891
Deferred share units granted		298,000
Depreciation		96,543	-
Provision for leave and severance		177,941	-
Accrued interest expense of Promissory note		70,959
Warrant fair value movement		(8,974,901)	6,345,310
Loss on acquisition	4	29,174,415	-
Changes in working capital
Prepaid expenses and other receivables		(1,127,061)	(121,241)
Trade payables and accrued expenses		3,445,230	419,326
Net cash used in operating activities		(5,518,226)	(1,454,319)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(737,271)	-
Additions to Expenditures on exploration and evaluation assets		(28,924,135)	(3,099,926)
Cash received though RTO transaction	4	11,051,917	-
Net cash used in investing activities		(18,609,489)	(3,099,926)
FINANCING ACTIVITIES
Proceeds from issuance of common shares		23,404,857	6,771,729
Share issue costs		(1,535,727)	(287,228)
Vehicle loan financing		164,644
Promissory note financing		6,740,000	-
Net cash provided by financing activities		28,773,774	6,484,501
Impact of currency translation for the foreign operations		(1,473,271)	(48,906)
Change in cash for the year		3,172,788	1,881,350
Cash at the beginning of the year		1,990,203	108,853
Cash at the end of the year		5,162,991	1,990,203

The accompanying notes are an integral part of these Consolidated Financial Statements.

9 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Ltd. (TSXV: PNRL) (formerly, North American Nickel Inc.) (the “Company” or “PNRL”) was founded upon the closing of a reverse takeover transaction (the “RTO”) whereby Premium Nickel Resources Corporation (“PNRC”) and 1000178269 Ontario Inc., a wholly owned subsidiary of North American Nickel Inc. (“NAN”), amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (“OBCA”) (the “Amalgamation”) on August 3, 2022. (Note 4). Prior to the RTO, the common shares of NAN were listed and posted for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “NAN”.

Prior to the RTO, PNRC was a private company existing under the OBCA to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of certain assets of BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) that were in liquidation in Botswana. The initial investors of PNRC include NAN, several resource investors and local Namibian and Botswana mine operators.

In connection with the RTO, the Company was continued under the OBCA and changed its name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.”

Currently, the Company’s principal business activity is the exploration and development of mineral properties in Botswana through its wholly-owned subsidiaries.

The following corporate structure chart sets out details of the direct and indirect ownership of the principal subsidiaries of the Company:

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Mines (as defined below).
(2)	Premium Nickel Group Proprietary Limited owns the Selkirk mine.

10 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The Company has its head and registered office at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4.

On September 28, 2021, PNRC executed a definitive asset purchase agreement (the “Selebi APA”) with the liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. On January 31, 2022, PNRC closed the transaction and ownership of the assets was transferred to the Company.

PNRC also negotiated a separate asset purchase agreement to finalize terms for any prioritized assets formerly operated by TNMC. On August 22, 2022, the Company announced the completion of its acquisition of the nickel, copper, cobalt, platinum-group elements (“Ni-Cu-Co-PGE”) Selkirk mine in Botswana, together with associated infrastructure and four surrounding prospecting licenses (collectively, the “Selkirk Assets”). The acquisition was completed pursuant to the PNRC’s previously announced asset purchase agreement with the liquidator of TNMC on January 20, 2022. With the acquisition now complete, ownership of the Selkirk mine has been transferred to the Company

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. PNRL has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities. The impact of COVID-19 on the Company’s operation was mainly the increase in travelling costs due to travel restriction as well as inflated material cost for exploration and drilling work.

Going Concern

The Company, being in the exploration and redevelopment stage, is subject to risks and challenges similar to companies in a comparable stage of exploration and development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, and global economic and metal price volatility and there is no assurance management will be successful in its endeavors. As at December 31, 2022, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $36,410,469 for the year ended December 31, 2022 ($9,359,605) for the year ended December 31, 2021). The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to obtain adequate financing. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These material uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities and the reported expenses and comprehensive loss that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

11 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 1, 2023. The discussion in the notes to the consolidated financial statements is stated in Canadian dollars.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b) Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

(c) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Effective August 3, 2022, NAN completed the 100% acquisition of the outstanding shares of PNRC (Note 4). As the shareholders of PNRC obtained control of the Company through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of loss and cash flows reflect the results from the operations and cash flows of PNRC, the legal subsidiary, for the year ended December 31, 2022 and 2021, combined with those of NAN, the legal parent, from the acquisition on August 3, 2022 to December 31, 2022, in accordance with generally accepted accounting principles for reverse takeovers. The comparative balance sheet reflects the balance sheet of PNRC as at December 31, 2021.

(d) Foreign currency translation

The Company’s functional and presentation currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

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

12 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

(e) Foreign operations

In the Company’s consolidated financial statements, all assets, liabilities and transactions of the Company’s entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currency of the Company’s subsidiaries in Barbados is the US dollar, and the Botswana Pula (BWP) for the subsidiaries in Botswana during the reporting period. On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate on the reporting date. Fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate on the reporting date. Income and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive loss and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

(f) Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities:

Financial asset/liability	Classification
Cash	FVTPL
Trade payables and accrued liabilities	Amortized cost
Lease liability	Amortized cost
Promissory note	Amortized cost
Vehicle financing	Amortized cost
Financial liability – warrant	FVTPL
Deferred share unit liability	FVTPL

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

13 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another party. Gains and losses on derecognition are generally recognized in the statements of comprehensive loss.

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

(g) Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity less accumulated impairment losses and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized.

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

14 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the consolidated statement of comprehensive loss.

(h) Impairment of assets

Non-financial assets, including exploration and evaluation assets and property, plant and equipment, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss

(i) Leases

At commencement of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use (the “ROU “) asset and lease liability are recognized at the lease commencement date. The lease liability is initially measured at the present value of all future lease payments that have not been paid as of the commencement date of the lease, discounted using the Company’s incremental borrowing rate, unless the rate implicit in the lease is readily determinable. The ROU asset is initially measured at cost, which is calculated as the initial amount of the lease liability, with an adjustment for any initial direct costs incurred, plus adjustments for any lease payments made in advance of the commencement date, and less any lease incentives received. Subsequent to initial recognition, the ROU asset is depreciated on a straight-line basis over the term of the lease or the estimated useful life, with inclusion for any options to extend that the Company reasonably expects to exercise.

ROU assets are tested for impairment in accordance with IAS 36 Impairment of Assets. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. These adjustments are recorded through profit or loss.

(j) Property, plant and equipment

Property, Plant and Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

15 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

Depreciation is calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation rate applicable to each category of property, plant and equipment is as follows:

Equipment	Estimated useful life (years)
Exploration equipment	5
Computer software	2
Computer equipment	1-2
Vehicles	4
Furniture and fixture	10
Buildings	25

(k) Share capital

The Company’s common shares and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

(l) Share-based payments

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

All equity-settled share-based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from the treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

(m) Deferred Share Units (“DSUs)”

In the year ended December 31, 2022, the Company approved the adoption of a DSU plan. In accordance with IFRS 2 Share Based Payments, this plan is a cash-settled share-based compensation program whereby the Company records the fair value of the liability at the date upon which it is incurred and adjusts the liability to the fair value at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

16 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The DSU Plan enables the Company upon approval by the Directors to grant DSU’s to eligible non-management directors. Upon granting DSU’s, the Company records stock-based compensation based on the number of units granted multiplied by the volume weighted average price of the Company’s common shares for the last five trading days (“5-day-VWAP”) immediately preceding the date of the grant.

The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director, and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the 5-day-VWAP of the Company’s common shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Company’s common shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

(n) Loss per share

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

(o) Income taxes

Income tax expense comprises current income and deferred income tax. Current tax and deferred tax are recognized in net loss except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive losses equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is calculated using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

17 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

Deferred income tax assets and deferred income tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. We have not recognized any deferred tax asset as at December 31, 2022 as there are currently no sources of taxable profit currently available to the Company. We will continue to reassess whether the tax attributes meet the criteria for recognition as a deferred tax asset.

(p) Accounting standards and amendments issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after beginning on or after January 1, 2023.

3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenue and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The area involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

Critical Accounting Judgement:

(a) RTO – fair value

Fair value considerations for the RTO transactions are assessed in accordance with International Financial Reporting Standards (IFRS). These considerations are based on various factors such as the fair value of the assets acquired or liabilities assumed, the fair value of equity instruments issued, and any related acquisition costs.

18 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The assumptions and estimates used in arriving at fair value figures are based on management’s judgments and relevant market data. The fair value of the equity instruments issued is determined based on market prices or valuation techniques that take into account factors such as expected share price volatility.

(b) Recoverability of exploration and evaluation Assets

The ultimate recoverability of the exploration and evaluation assets with a carrying value of $31,823,982 at December 31, 2022, is dependent upon the Company’s ability to obtain the necessary financing to complete the exploration and development and commence profitable production at its projects, or alternatively, upon the Company’s ability to dispose of its interests therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

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

(c) Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company has no restoration obligations at December 31, 2022.

(d) Going concern

Consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

Critical Accounting Estimates

(a) Valuation of share-based compensation

The Company estimates the fair value of warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. Note 8 of the consolidated financial statements contains further details of significant assumptions applied to these areas of estimation.

(b) Deferred income tax

Tax benefits from uncertain tax positions may be recognized when it is probable that the Company will be able to use deductible temporary differences against taxable profit: (i) whether a tax position, based solely on its technical merits, is probable to be sustained upon examination, and (ii) measuring the tax benefit as the expected value or most likely amount taking into consideration which method better predicts the realized amounts upon ultimate settlement.

Furthermore, the Corporation uses the asset and liability method in accounting for deferred income taxes and mining duties. Under this method, deferred income taxes are recognized for future income tax.

19 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

In preparing these estimates, management is required to interpret substantially enacted legislation as well as economic and business conditions along with management’s tax and corporate structure plans which may impact taxable income in future periods.

(c) Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

4. AMALGAMATION

On April 26, 2022, PNRC and NAN entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of their previously-announced RTO transaction, pursuant to which PNRC would “go-public” by way of a reverse takeover of NAN.

Transaction Particulars

Pursuant to the Amalgamation Agreement:

(i)	NAN’s subsidiary, 1000178269 Ontario Inc. (“NAN Subco”), amalgamated with PNRC under Section 174 of the OBCA to form one corporation;
(ii)	Holders of PNRC shares exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC (the “Exchange Ratio”), after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN; and
(iii)	the transactions resulted in an RTO of the Company in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

In connection with the RTO, NAN has, among other things: (i) changed its name to “Premium Nickel Resources Ltd.”; (ii) changed its stock exchange ticker symbol to “PNRL”; and (iii) reconstituted the board of directors and management of the Company. The outstanding options of PNRC immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof were entitled to acquire, following the closing of the RTO, options of the Company after giving effect to the Exchange Ratio, as applicable.

Pursuant to the Amalgamation Agreement, the Company issued 82,157,536 common shares of the Company (on a post-consolidation basis) in exchange for 77,948,368 outstanding shares of PNRC immediately prior to the effective time of the RTO. Immediately after giving effect to the RTO Transaction, the Company was owned approximately 72.1% by persons who were shareholders of PNRC prior to the RTO and 27.9% by persons who were shareholders of NAN prior to the RTO.

Prior to this exchange, NAN had 31,748,399 shares outstanding (on a post-consolidation basis). Taking into account the composition of the board and senior management and the relative ownership percentages of NAN and PNRC shareholders in the newly combined enterprise, from an accounting perspective PNRC is considered to have acquired NAN, and hence the transaction has been recorded as a reverse takeover.

The substance of the transaction is a reverse acquisition of a public company. The transaction does not constitute a business acquisition as NAN does not meet the definition of a business under IFRS 3 as it has no inputs or processes. As a result, the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”).

The purchase price has been determined based on the number of shares that PNRC would have had to issue on the date of closing to give the owners of NAN the same percentage equity (27.9%) of the combined entity as they hold subsequent to the reverse takeover.

20 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The costs of the acquisition have been allocated as follows:

FV of shares transferred	$77,431,152
FV of options, warrants and agent warrants	9,665,577
FV of preferred shares	31,516
Settlement of pre-existing relationship – 15% warrant and shares*	(47,985,863)
Total FV of consideration transferred	$39,142,383

Cash	$11,051,917
Trade and other receivables	450,522
Property, plant and equipment	14,111
Trade payables and accrued liabilities	(1,548,582)
Net assets acquired	9,967,968
Loss on acquisition	29,174,415
$39,142,383

*Pre-existing relationship

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC, for up to 15% of the then outstanding capital of PNRC, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue. Prior to the date that the Amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC financing prior to the RTO, and the fair value of the warrants was calculated using the Black-Sholes Model with the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk free rate of 3.14% and an expected volatility of 141.63%. As they were the securities contributed by NAN on the closing of the RTO, the fair value of the warrants and shares were included as part of the consideration on the acquisition date.

Pursuant to the RTO, an aggregate of 8,827,250 options to purchase common shares of the Company (“Replacement Options”) were issued (on a post 5:1 consolidation basis) to the former holders of options to purchase common shares of PNRC (prior to the RTO) (“PNRC Options”) in exchange for 8,375,000 PNRC Options. The Replacement Options issued to the former holders of PNRC Options were on the same terms and conditions as those exchanged by PNRC holders except all the previously unvested options vested immediately. Immediately prior to the completion of the RTO, PNRC had 2,383,333 unvested options outstanding which re-evaluated at a FV of $ 5,138,022 upon the completion of the RTO according to IFRS2. See Note 11 (d) for details.

Given that the RTO has been accounted for as a reverse takeover of NAN by PNRC, from an accounting perspective, PNRC is deemed to have issued options and warrants to the former security holders of NAN. Immediately prior to the closing of the RTO, NAN had 2,995,794 options and 2,228,340 warrants outstanding, respectively, as well as 118,186 preferred shares that could be converted to 13,131 common shares of NAN (on a post-consolidation basis). The aggregate fair value of such 2,995,794 options, 2,228,340 warrants and 118,186 preferred shares of NAN was $9,665,577, and this amount has been included as a component of the purchase price. Costs related to the transaction were $2,327,125 and were expensed as incurred.

21 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

The fair value of NAN’s options and warrants as at August 3, 2022 was calculated using the following assumptions:

As of August 3, 2022	Warrants	Options
Expected dividend yield	0%	0%
Share price of last financing	$0.48	$0.48
Expected share price volatility	64.91% -113.22%	133.15% - 143.3%
Risk free interest rate	3.18%	2.85% - 3.08%
Remaining life of warrants & options	0.03 - 2 years	2.56 – 4.23 years

For purposes of determining the fair value of the share consideration exchanged on the RTO, the shares of PNRC were valued at US$2.00 per share, the offering price for the PNRC shares on the last PNRC equity financing prior to the RTO.

The RTO resulted in a loss of $29,174,415 with respect to the fair value of the consideration transferred over the fair value of identifiable net assets, which has been recorded as a loss during the year in other income.

5. OTHER RECEIVABLES

A summary of the other receivables as at December 31, 2022 and December 31, 2021 is detailed in the table below:

	December 31, 2022	December 31, 2021
HST paid on purchases	445,128	84,563
VAT paid on purchases	359,502	55,067
	804,630	139,630

22 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021
(Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

	Botswana
	Selebi	Selkirk	Total
Acquisitions
Balance, December 31, 2021	-		-
Acquisition costs	8,251,518	327,109	8,578,627
Balance, December 31, 2022	8,251,518	327,109	8,578,627
Exploration
Balance, December 31, 2021	3,099,926	-	3,099,926
Site operations & administration	1,601,381	46,100	1,647,481
Care & Maintenance	5,177,677	-	5,177,677
Geology	1,573,182	163,812	1,736,994
Drilling	7,202,715	8,613	7,211,328
Geophysics	1,659,814	12,651	1,672,465
Engineering	1,968,618	66,761	2,035,379
ESG	197,675	35,262	232,937
Metallurgy & MP	75,955	4,800	80,755
Technical studies	46,762	12,202	58,964
Health and safety	277,284	-	277,284
Infrastructure – water studies	14,165	-	14,165
Balance, December 31, 2022	22,895,154	350,201	23,245,355

Total, December 31, 2022	31,146,673	677,310	31,823,982
Total, December 31, 2021	3,099,926	-	3,099,926

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Botswana Assets - Selebi and Selkirk

On September 28, 2021, the Company executed the Selebi APA with the BCL liquidator to acquire the Selebi assets and related infrastructure formerly operated by BCL. On January 31, 2022, the Company closed the transaction and ownership of the Selebi Assets transferred to the Company.

PNRC also negotiated a separate asset purchase agreement (the “Selkirk APA”) with the liquidator of TNMC to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 20, 2022 and closed the transaction on August 22, 2022.

Pursuant to the Selebi APA the aggregate purchase price payable to the seller for the Selebi Assets, shall be the sum of $76,862,200(US$56,750,000) which amount shall be paid in three instalments:

●	$2,086,830 (US$1,750,000) payable on the closing date. This payment has been made.
●	$33,860,000 (US$25,000,000) upon the earlier of: a) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 Applications (further extension of the mining license and conversion of the mining licence into an operating license respectively), and b) on the expiry date of the study phase, January 31, 2025, which can be extended for one year with written notice.
●	The third instalment of $40,632,000 (US$30,000,000) is payable on the completion of mine construction and production start-up (commissioning) by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications.
●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of $6,164,688 (US$5,178,747) from March 22, 2021 to the closing date. This payment has been made.

23 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The total acquisition cost of Selebi included the 1st instalment of $2,086,830 (US$1,750,000) and the payment of the care and maintenance funding contribution of $6,164,688 (US$5,178,747) for the asset. As per the terms and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the exploration program determines that the Selebi Assets are not economical. The Company also has an option to pay in advance the second and third payments in the event where the exploration program determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of December 31, 2022, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the consolidated financial statements.

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

In regard to the Selkirk Assets, the Selkirk APA does not provide for a purchase price or initial payment for the purchase of the assets. The acquisition cost of Selkirk of $327,109 (US$244,954) was the care and maintenance funding contribution from April 1, 2021 to the closing date of the Selkirk APA. The Selkirk APA provides that if the Company elects to develop Selkirk first, the payment of the second Selebi instalment of $33,860,000 (US$25,000,000) would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the Selkirk mining license (years) and conversion of the Selkirk mining license into an operating license respectively). For the third Selebi instalment of $40,632,000 (US$30,000,000), if Selkirk were to be commissioned earlier than Selebi, the payment would trigger on Selkirk’s commission date.

During the year ended December 31, 2022, the Company incurred $28,046,746 and $677,310 in acquisition and exploration expenditures on the Selebi Assets and Selkirk Assets, respectively (December 31, 2021 - $3,099,926).

Greenland – Maniitsoq Property

The Company’s Maniitsoq property in Greenland was owned by NAN prior to the RTO. The Maniitsoq property is subject to a 2.5% net smelter return (“NSR”). The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

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

Prior to the closing of the RTO on August 3, 2022, the Maniitsoq property had a book value of $36,692,516. As the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree, the net assets of NAN should be measured at fair value at the acquisition date. Upon the completion of the RTO, the Company has switched its focus to development of the Botswana assets with the result that limited resources (management time, capital etc.) have since been allocated or will be allocated to the Greenland assets. Management believes that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq property at August 3, 2022 exceeds its fair value. As a result, the carrying value of the Greenland assets has been reduced to nil as of August 3, 2022, for a total impairment of $36,692,516.

From August 3 to December 31, 2022, the Company spent an additional $48,001 in acquisition and exploration expenditures on the Maniitsoq property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses. These expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

24 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The Sulussugut License (2011/54), which was first granted on August 15, 2011 by the Bureau of Minerals and Petroleum (“BMP”) of Greenland, has been renewed and is valid until December 31, 2022. The Company has available credits of DKK 278,854,152 (approximately $55,627,220) at the end of December 31, 2021. The credits available from each year may be carried forward for three years plus a two-year extension and expire between December 31, 2022 and December 31, 2024.

The Ininngui License (2012/28) was first granted by BMP on March 4, 2012.During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023. Total cumulative surplus credit as at December 31, 2021 was DKK 35,426,696 (approximately $7,067,162) and is expected to expire between December 31, 2022 and December 31, 2024.

Carbonatite License (2018/21) was granted on May 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The license is valid for five years until December 31, 2022 and during the year ended December 31, 2021, the Company received a license extension, which provides for renewal until December 31, 2024. The Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012) which is expected to expire between December 31, 2023 and December 31, 2024.

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of five years ending December 31, 2024.

Canada – Post Creek, Halcyon and Quetico Property

NAN acquired the rights to the Post Creek, Halcyon and Quetico properties within the Sudbury Mining District of Ontario in 2013, 2015, and 2018, respectively. The Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum for the Post Creek Property and $8,000 per annum for the Halcyon Property. The total of the advances will be deducted from any payments to be made under the NSR.

The work commitment to hold all 809 claim cells of Quetico was $323,600, with claims due in April and May of 2022. NAN renewed 49 high priority claims for two years for the Quetico East Block and renewed 46 claims for one year and four high priority claims for two years for the West Block. All other claims expired.

Prior to the closing of the RTO on August 3, 2022, total book value of the Canadian assets was $2,535,873 which has been written off effective as at August 3, 2022, the closing date of the RTO as the Company has switched its focus to development of the Botswana assets with the result that limited resources (management time, capital etc.) have since been allocated or will be allocated to the Canada assets. During the period from August 3 to December 31, 2022, the Company incurred additional $21,739 in exploration and license related expenditures for the Canadian properties and the expenditures were recorded as general exploration expense in the consolidated statements of comprehensive loss.

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed a memorandum of understanding (the “MOU”) with Office National des Hydrocarbons et des Mines (“ONHYM”), a government entity and the single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company. An application for a fifth permit was submitted and awarded in February 2022. Work plans were submitted in May 2022. The work obligations are approximately $65,000 per permit over a three-year period with work commencing within six months.

In October 2022, the Company and ONHYM decided not to pursue the joint venture discussions that initially set out the general framework of a joint venture for the exploration and consolidation of permits owned by ONHYM in the Imilchil area. The Company intends to continue its work on the five permits it acquired in 2021 in the same region.

25 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The exploration and license related expenditures for the project are recorded as property investigation expense in the consolidated statements of comprehensive loss. The Company has spent $nil on the project during the period from August 3 to December 31, 2022.

7. PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated amortization as at December 31, 2022. The Company had no property, plant and equipment as at December 31, 2021.

Cost	Land and Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2021	-	-	-	-	-	-	-
Additions	3,077,421	126,605	11,973	31,381	241,884	1,950	3,479,240
Dispositions	-	-	-	-	-		-
Balance – December 31, 2022	3,077,421	126,605	11,973	31,381	241,884	1,950	3,479,240

Accumulated Depreciation	Land and Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and software	Total
Balance – December 31, 2021	-	-	-	-	-	-	-
Depreciation during the year	51,124	1,872	1,447	562	39,589	1,950	96,543
Balance – December 31, 2022	51,124	1,872	1,447	562	39,589	1,950	96,543

Carrying Value	Land and Buildings (ROU Assets)	Furniture and Fixtures	Exploration Equipment	Generator	Vehicles	Computer and Software	Total
Balance – December 31, 2021	-	-	-	-	-	-	-
Balance – December 31, 2022	3,026,267	124,733	10,526	30,819	202,295		3,394,670

26 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

8. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Amounts due to related parties (note 12)	43,235	225,904
Trade payables	3,660,519	218,456
Accrued liabilities	321,962	136,126
	4,025,716	580,486

9. PROMISSORY NOTE

On November 21, 2022, the Company announced a $7,000,000 million bridge loan (the “Bridge Loan”) financing from Pinnacle Island LP (the “Lender”). The Bridge Loan financing closed on November 25, 2022 and net proceeds of $6,740,000 were received by the Company (after deducting the commitment fee of $260,000). The Bridge Loan is evidenced by the issuance of a promissory note by the Company to the Lender (the “Promissory Note”). The Promissory Note has a principal amount of $7 million and bears interest at a rate of 10% per annum, calculated monthly and initially payable on February 22, 2023, being the maturity date of the Promissory Note, with a right of the Company to extend the maturity date to March 22, 2023 and further by providing written notice to the Lender by February 15, 2023. The Company extended the maturity to March 22, 2023 and negotiated further extension to November 24, 2023. All other terms of the Promissory Note remain the same. Further details are disclosed in the subsequent events note 17 for further details.

In connection with the promissory note, the Company accrued $70,959 of interest due to the Lender as at December 31, 2022.

The obligations of the Company under the Promissory Note are fully and unconditionally guaranteed by each of its existing and future subsidiaries. No assets of the Company were pledged as collateral under the Promissory Notes. The Promissory Note is subject to certain covenants and provisions on events of default, repayments and mandatory prepayments.

In connection with the Bridge Loan financing, the Company also issued 119,229 common share purchase warrants to the Lender, each of which is exercisable to acquire one common share of the Company at a price of $2.04 per share until November 25, 2023. The fair value of the liability of the warrants was estimated at $46,492 using the Black-Scholes Option Pricing Model. Subsequent to year end, in connection with the extension of the maturity of the promissory note from March 22, 2023 to November 24, 2023 these warrants were cancelled and 350,000 new non-transferrable common share purchase warrants were issued.

10. LEASE LIABILITY

On July 9, 2022, the Company executed a sales agreement (the “Agreement”) with Tuli Tourism Pty Ltd. (the “Seller”) for the Syringa Lodge (the “Lodge”) in Botswana.

As per the Agreement of the Lodge, the aggregate purchase price payable to the Seller shall be the sum of $3,213,404 (BWP 30,720,000.00) A deposit of $482,011 (BWP 4,608,000) was paid on August 17, 2022. The balance is payable into two installments of $1,365,697 (BWP 13,056,000.00) on July 1, 2023 and August 1, 2024.

In addition to the above purchase price, the Company will pay to the Seller the Agreed Interest Amount in 12 equal monthly instalments of $13,657 (BWP 130,560), followed by 12 equal monthly instalments of $6,828 (BWP 65,280).

27 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The details of lease liabilities are as follows:

December 31, 2022
Lease liabilities as of beginning of year	-
Lease additions from acquisitions	3,213,404
Lease payments	(550,295)
Interest expense on lease liabilities	68,285
IFRS 16 lease liabilities as of end of year	2,731,394
Current portion of lease liability (less than one year)	1,365,697
Long-term lease liability (one to five year)	1,365,697

11. SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

Effective August 3, 2022, in connection with the closing of the RTO, the Company completed a share consolidation of the Company’s issued and outstanding common shares, exchanging one (1) post-consolidation common share without par value for every five (5) pre-consolidation common shares issued and outstanding.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these financial statements and retrospectively to reflect the Company’s RTO share exchange and 5-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

a) Common Shares Issued and Outstanding

On August 3, 2022, PNRC combined with NAN in a reverse takeover transaction whereby shareholders of PNRC exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC, after giving effect to a 5-to-1 share consolidation for each outstanding share of NAN (Note 4). The following table provides a continuity of share capital presented in these consolidation financial statements:

	PNRC common share			Company common share
	Number	Amount		Number	Amount
December 31, 2020	64,083,487		$1,468,174	-	-
Share capital issued through private placement (net of issue costs)	12,596,421		6,484,501	-	-
December 31, 2021	76,679,908		7,952,675	-	-
Share capital issued through private placement (net of issue costs)	8,936,167		20,852,872	-	-
Cancel PNRC shares held by NAN	(7,667,707)		-	-	(19,710,608)
Shares exchanged on the RTO	(77,948,368)		(28,805,547)	82,157,536	28,805,547
Share capital of the Company immediately post RTO				31,748,399	77,431,152
Shares issued for exercised warrants				1,236,408	2,890,913
Shares issued for exercised options				1,379,000	1,727,264
Balance as at December 31, 2022		$		116,521,343	$91,144,268

28 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

2022

In April 2022, the Company completed a non-brokered private placement of 8,936,167 shares at a price of US$2.00/Share for gross proceeds of $22,388,599 (US$17,731,238). In connection with the private placement, the Company has paid to eligible finders (“Finders”) (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $1,535,727, and (ii) a number of common share equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 70,548 shares with total value of $176,398 at the offer price of the private placement.

On August 3, 2022, the date of the RTO, a total of 82,157,536 common shares of NAN were issued in exchange for 77,948,368 shares of PNRC. These shares were added to the current NAN shares outstanding balance of 31,748,399 for total shares outstanding of 113,905,935 upon closing of the RTO.

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC, for up to 15% of the capital of PNRC at the time of such purchase, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue. Prior to the date that the Amalgamation became effective, the PNRC shares and the 15% warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the triangular amalgamation.

Prior to the RTO, the fair value of the 15% warrant and the shares held by NAN were $28,275,255 and $19,710,608, respectively. The fair value of the shares was calculated based on the last offer price of PNRC financing prior to the RTO, the fair value of the 15% warrant was calculated using the Black-Sholes Model with the the following assumptions: expected life of 2.57 years, expected dividend yield of 0%, a risk free rate of 3.14% and an expected volatility of 141.63%. As the securities were contributed by NAN and cancelled on completion of the RTO, the fair value was included as part of the consideration on the acquisition date.

Post RTO, during the period from August 3 to December 31, 2022, a total of 1,236,408 common shares of the Company were issued upon the exercise of warrants at prices between $0.45 and $1.75 per share for total cash proceeds of $569,399. As a result of these exercises, $2,880,376 was transferred from reserve to share capital.

Post RTO, during the period from August 3 to December 31, 2022, a total of 1,379,000 common shares of the Company were issued upon the exercise of options at prices between $0.39 and $1.60 per share for total cash proceeds of $723,076. As a result of these exercises, $1,004,188 was transferred from reserve to share capital.

As at December 31, 2022, the Company had 116,521,343 common shares issued and outstanding (December 31, 2021 – 80,820,623 on a post-RTO and post -consolidation basis).

2021

During the year 2021, the Company closed two non-broker private placement equity financings totalling 12,596,421 shares (pre-RTO, pre-share-consolidation basis) at a price of $0.40 and $0.95, respectively, and raised aggregate gross proceeds of $6,771,729. The Company incurred total share issuance costs of $287,228, including the fair value of $7,000 for 17,000 shares issued to the agent in conjunction with the first private placement.

As at December 31, 2021, the Company had 76,679,908 common shares issued and outstanding (pre-RTO, pre-share-consolidation basis).

b) Preferred shares issued and outstanding

As at December 31, 2022 and December 31, 2021 there are 118,186 series 1 preferred shares outstanding (on a post-RTO and post-consolidation basis).

29 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after six months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of each preferred share is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c) Warrants

On February 26, 2021, PNRC issued NAN a non-transferable share purchase warrant (the “Warrant”), which entitled NAN to purchase common shares of PNRC for up to 15% of the then outstanding capital of PNRC, upon payment of US $10,000,000 prior to the fifth anniversary of the date of issue.

The Warrant was classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. Prior to the RTO, on Jun 30, 2022, the Company reassessed the fair value of the warrant at $28,275,256 and recorded the amount as a long-term financial liability. The fair value of the warrant did not change up to the date of the RTO as the underline assumptions remained the same.

The fair value of the liability of the Warrant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	December 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	141.63%	144.13%
Risk free interest rate	3.14%	1.02%
Remaining life of warrants	2.66 years	3.16 years

Volatility assumptions for the valuation of the Warrant were derived by reference to the volatility of NAN as the stock price of NAN was highly correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

Prior to the date that the Amalgamation became effective, the PNR Shares and the Warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the triangular amalgamation. The fair value of the Warrant was written off upon the closing of the RTO. PNRC had no other issued and outstanding warrants prior to the RTO.

Warrant activity, after converting for the Exchange Ratio, for the year ended December 31, 2022 was as follows:

Premium Nickel Resources Ltd.	Number Outstanding (Post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	-	-
Adjustment pursuant to the
RTO	2,228,340	1.11
Issued	119,229	2.04
Exercised	(1,236,408)	0.46
Cancelled / expired	(12,375)	-
Balance as at December 31, 2022	1,098,786	1.96

PNRC had no warrants as at December 31, 2021 except the Warrant granted to NAN that was subsequently cancelled upon the RTO.

30 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

At December 31, 2022, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
683,905	April 16, 2023	1.75	0.18
295,652	August 3, 2024	2.40	0.43
119,229	November 25, 2023	2.04	0.10
1,098,786			0.71

d) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option typically equals to the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option, less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The options can be granted for a maximum term of five years.

The outstanding options of each company prior to the completion of the RTO were as follows:

North American Nickel	Number Outstanding (post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	3,010,919	1.35
Cancelled/expired	(15,125)	6.00
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33

Premium Nickel Resources Corp.	Number Outstanding	Weighted Average Exercise Price ($)
December 31, 2021	5,775,000	0.52
Granted	2,600,000	2.49
Balance as at August 3, 2022 prior to business combination with NAN	8,375,000	1.13

Subsequent to the RTO, the outstanding options of the Company were as follows:

Premium Nickel Resources Ltd.	Number Outstanding	Weighted Average Exercise Price ($)
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33
Issued pursuant to RTO in exchange for options of PNRC	8,827,250	1.16
Options exercised	(1,416,000)	0.46
Balance as at December 31, 2022	10,407,044	1.10

During the year ended December 31, 2022, prior to the RTO, PNRC granted an aggregate total of 2,600,000 stock options to employees, directors and consultants with a maximum term of five years. The options are exercisable at US$2.00 per share (C$2.49/share) with 1/3 vesting on the date of grant, 1/3 on the first anniversary and 1/3 on the second anniversary following the close of the US$20,000,000 private placement.

31 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

Upon the closing of the RTO, all PNRC options were exchanged for options of the Company at a rate of 1.054 and vested in full immediately. Prior to the RTO, PNRC had granted but unvested options of 2,512,033 (Post RTO, Post-consolidation basis). These options were considered a replacement awarded under the former plan and modification accounting under IFRS 2 Share based payments was applied. When modification accounting is applied, the Company revalued those stock options using the Black-Scholes Option Pricing Model.

The fair value of all options, including those granted during the year ended December 31, 2022 as well as the ones granted but not vested during the year ended December 2021, amounted to $7,731,117 and was recorded as a share-based payment expense. The weighted average fair value of options granted is $1.41 per option.

The fair value of stock options granted and vested during the year ended December 31, 2022 was calculated using the following assumptions:

	December 31, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$0.40 - $2.53	$0.95
Expected share price volatility	125.83%-129.48%	125.18%-127.03%
Risk free interest rate	0.42% - 2.85%	0.42% - 1.11%
Expected life of options	4.16 - 5 years	5 years

Volatility assumptions for the valuation of options were derived by reference to the volatility of NAN as the stock price of NAN was highly correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

Details of options outstanding as at December 31, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
900,000	900,000	February 24, 2025	0.80	0.19
240,000	240,000	August 19, 2025	0.45	0.06
3,689,000	3,689,000	January 26, 2026	0.39	1.09
597,000	597,000	February 25, 2026	1.60	0.15
1,343,850	1,343,850	September 29, 2026	0.91	0.48
998,794	998,794	October 25, 2026	2.00	0.37
2,740,400	2,740,400	January 20, 2027	2.62	1.07
10,407,044	10,407,044			3.41

e) DSU Plan

Effective December 2022, the Company approved a Deferred Share Unit Plan (“DSU Plan”) (“DSUs”) that enables the Company upon approval by the Directors to grant DSUs to eligible non-management directors. The DSUs credited to the account of a director may only be redeemed following the date upon which the holder ceases to be a director. Depending upon the country of residence of a director, the DSUs may be redeemed at any time prior to December 15 in the calendar year following the year in which the holder ceases to be a director and may be redeemed in as many as four installments. Upon redemption, the holder is entitled to a cash payment equal to the number of units redeemed multiplied by the 5-day-VWAP of the Company’s common shares on that date. The Company may elect, in its sole discretion, to settle the value of the DSUs redeemed in the Company’s common shares on a one-for-one basis, provided shareholder approval has been obtained on or prior to the relevant redemption date.

32 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

During the year ended December 31, 2022, DSUs have been granted as follows:

2022
Number of DSUs outstanding at the beginning of the fiscal year	-
Number of DSUs during the year	200,000
Number of DSUs outstanding at the end of the year	200,000

During the year ended December 31, 2022, the DSU compensation amounted to $298,000 recorded as share based compensation, and a DSU liability of the same amount.

f) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the year ended December 31, 2022, the Company recorded $7,731,117 (December 31, 2021 - $1,261,891) of share-based payments to reserves and transferred $3,325,702 to share capital for exercised warrants and options (December 31, 2021 – Nil).

12. RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (note 8).

	December 31, 2022	December 31, 2021
Directors and Officers of the Company	43,235	26,759
NAN	-	199,145
	43,235	225,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a) Related party transactions

During the year ended December 31, 2022, ThreeD Capital subscribed for a further 1,213,538 common shares of PNRC (1,279,069 shares on a post-RTO and post-consolidation basis), for a further investment of $3,064,582 (US$2,427,076) (2021 - $374,123). As of December 31, 2022, ThreeD Capital beneficially owns 8,662,347 shares (2021 - 7,383,278 shares) in both cases on a post-RTO and post-consolidation basis, constituting approximately 7.5% (2021 – 9.14%) of the issued and outstanding shares of the Company.

Between March 2 and March 3, 2022, PNRC issued promissory notes to its officers and directors as well as its shareholders as below:

Directors and Officers of the Company	35,000
ThreeD Capital	762,180
NAN	1,270,000
2,067,180

33 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

On April 30, 2022, all amounts owing in respect of the above promissory notes were repaid in full by payment of cash in an amount of $2,018,568, including interest and fees, and by issuing 310,000 PNRC Shares (326,740 shares of the Company on a post-RTO and post-consolidation basis).

(b) Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was related to the following:

	December 31, 2022	December 31, 2021
Management fees	2,418,984	675,001
Due diligence BCL	-	131,600
Corporate and administration expenses	102,884	108,193
Share base payment	4,623,089	1,019,932
	7,144,957	1,934,726

13. FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, market risk and currency risk. The carrying value of cash and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the Promissory Note, vehicle financing and lease liability are equal to their carrying values as all these amounts carry a fix interest rate. The fair value of the DSUs is the closing price of the Company’s common share at the end of each reporting period. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On December 31, 2022, the fair value of the Company’s warrant liabilities are based on Level 3 measurements and the fair value of cash and DSUs is based on Level 1 measurements.

14. RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

34 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The Company operates in Canada, Barbados and Botswana and undertakes transactions denominated in foreign currencies such as US dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amount shown are those reported and translated into CAD at the closing rate.

	Short -term exposure		Long-term exposure
	USD	BWP	BWP
December 31, 2022
Financial assets	2,834,303	473,980	32,058,793
Financial liabilities	(1,246,825)	(2,176,110)	(1,530,341)
Total exposure	1,587,477	(1,702,130)	30,528,452

	Short -term exposure		Long-term exposure
	USD	BWP	BWP
December 31, 2021
Financial assets	244,154	155,548	739,767
Financial liabilities	(34,231)	(130,270)	-
Total exposure	209,924	25,278	739,767

The following table illustrates the sensitivity of net loss in relating to the Company’s financial assets and financial liabilities and the USD/CAD exchange rate and BWP/CAD exchange rate all other things being equal. It assumes +/- 5% change of the USD/CAD and BWP/CAD exchange rates for the year ended December 31, 2022 and 2021 respectively.

If the CAD strengthened against the USD and BWP by 5% respectively, (2021 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
December 31, 2022	79,374	(85,106)	(5,733)	1,526,423
December 31, 2021	10,496	1,264	11,760	36,988

If the CAD weakened against the USD and BWP by 5% respectively, (2021 – 5%), it would have had the following impact:

	Profit for the year			Long-term exposure profit for the year
	USD	BWP	Total	BWP
December 31, 2022	(79,374)	85,106	5,733	(1,526,423)
December 31, 2021	(10,496)	(1,264)	(11,760)	(36,988)

The higher foreign currency exchange rate sensitivity in profit in 2022 compared with 2021 is attributable to an increase in activities of foreign operations in Botswana and Barbados.

35 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash and expected cash availability to meet future obligations

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at December 31, 2022:

December 31, 2022	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and
accrued liabilities	4,450,966	-	-	4,450,966
Vehicle financing	50,291	50,291	64,062	164,644
Lease liability	1,365,697	1,365,697	-	2,731,394
	5,866,954	1,415,988	64,062	7,347,004

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity (deficiency), loans and borrowings, and other current liabilities, net of cash.

	December 31, 2022	December 31, 2021
Shareholder’s equity (deficiency)	27,188,344	(4,316,964)
Current liabilities	12,462,372	580,486
	39,650,716	(3,736,478)
Cash	(5,162,991)	(1,990,203)
	34,487,725	(5,726,681)

36 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Botswana, Greenland and Canada (note 6). The Company’s geographic segments are as follows:

	December 31, 2022	December 31, 2021
Current assets
Canada	3,198,343	1,779,117
Barbados	493,552	63,677
Botswana	2,746,450	295,703
Total	6,438,346	2,138,497

	December 31, 2022	December 31, 2021
Property, plant and equipment
Canada	10,714	-
Botswana	3,383,956	-
Total	3,394,670	-

	December 31, 2022	December 31, 2021
Exploration and evaluation assets
Botswana	31,823,982	3,099,926

16. INCOME TAXES

The reported recovery of income taxes differs from amounts computed by applying the statutory income tax rates to the reported loss before income taxes as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Loss before income taxes	$(36,410,469)	$(9,359,605)
Statutory tax rate	26.50%	26.50%
Expected income tax recovery at the statutory tax rate	(9,648,774)	(2,480,295)
Permanent differences and other	7,227	(6)
Stock based payment	(2,378,349)	334,401
Fair value adjustment on warrants	2,127,716	1,681,507
Change in estimates and other	(520,103)
Differences in foreign tax rates	360,345	34,131
Acquisition loss on RTO	7,731,220
Change in deferred tax assets not recognized	2,320,718	430,261
Income tax recovery	$-	$-

37 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

As at December 31, 2022, the Company has the following deferred tax assets (liabilities):

	Year ended December 31, 2022		Year ended December 31, 2021
Deferred tax asset	$		$
Non-capital losses available for carry forward		94,260		-
Right-of-use asset		600,907		-
Deferred tax liabilities
Lease Liability		(695,166)		-
Net deferred tax asset (liability)		$-		$-

Deferred tax assets in excess of deferred tax liabilities have not been recognized in respect of the following attributes because it is not probable that future taxable profit will be available against which the Company can use the benefits:

	Year ended December 31, 2022	Year ended December 31, 2021
Exploration and evaluation assets	$1,243,480	$329,522
Loss carry forwards	10,066,250	369,658
Share issuance costs	2,124,869	62,018
Equipment	3,397	-
Total unrecognized deductible temporary differences	$13,437,996	$761,198

The tax losses that have not been recognized expire as follows:

Losses
2029	$1,349,090
2039	101,573
2040	351,131
2041	942,144
2042	5,351,811
Indefinite	1,970,501
$10,066,250

The company has approximately Canadian non-capital losses of $6,746,659 which expire between 2039 and 2042. The Company also has Barbados losses of $1,349,090 which expire in 2029. Botswana losses of approximately $1,970,501 may be carried forward indefinitely.

17. CONTINGENT LIABILITIES

There are no environmental liabilities associated with the Selebi Assets and the Selkirk Assets as at the acquisition dates as all liabilities prior to the acquisitions are the responsibility of the sellers, BCL and TNMC, respectively. The Company has an obligation for the rehabilitation costs arising subsequent to the acquisitions. As of December 31, 2022, management is not aware of or anticipating any contingent liabilities that could impact the financial position or performance of the Company related to its exploration and evaluation assets.

38 | PNRL / Year ended 2022 and 2021

Formerly “North American Nickel Inc.

Notes to the Consolidated Financial statements
For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

The Company’s exploration and evaluation assets are affected by the laws and environmental regulations that exist in the various jurisdictions in which the Company operates. It is not possible to estimate the future contingent liabilities and the impact on the Company’s operating results due to future changes in Company’s development of its projects or future changes in such laws and environmental regulations.

18. SUBSEQUENT EVENTS

On February 24, 2023, the Company announced it had closed its previously announced “best efforts” brokered private placement offering under which 4,437,184 common shares of the Company (the “Common Shares”) were issued at a price of $1.75 per Common Share for gross proceeds of $7,765,072.00 (the “Offering”) through a syndicate of agents. In connection with the Offering, the Company (i) paid to the agents a cash commission equal to 6% of the gross proceeds (other than on certain president’s list purchasers on which a cash commission of 3% was paid), and (ii) issued to the agents that number of non-transferable broker warrants of the Company (the “Broker Warrants”) as is equal to 6% of the number of Common Shares sold under the Offering (other than on Common Shares issued to president’s list purchasers on which Broker Warrants equal to 3% were issued). Each Broker Warrant is exercisable to acquire one Common Share at an exercise price of $1.75 per Common Share until February 24, 2025. A total of of 221,448 broker warrants were issued to the agents of the Private Placement

On March 17, 2023, the Company announced that it has entered into an amended and restated promissory note (the “A&R Promissory Note”) extending the maturity of its previously issued $7,000,000 promissory note from March 22, 2023 to November 24, 2023 (the “Extension”). The A&R Promissory Note is held by Pinnacle Island LP, an arm’s-length limited partnership formed under the laws of the Province of Ontario (the “Lender”). All other terms of the Promissory Note remain the same. In connection with the Extension and entry into of the A&R Promissory Note, the Company paid an amendment and restatement fee of $225,000 and issued 350,000 non-transferrable common share purchase warrants (the “Warrants”) to the Lender. Each Warrant is exercisable to acquire one common share of the Company (the “Common Shares”) at a price of $1.75 per Common Share for a period of one year from date of the A&R Promissory Note. In connection with the Extension and issuance of the Warrants, the 119,229 common share purchase warrants previously issued to the Lender in connection with the initial issuance of the promissory note have been cancelled concurrently with the Extension. The Warrants and any Common Shares issuable on exercise of the Warrants are subject to a statutory four-month hold period under applicable Canadian securities laws from the date of issue.

On April 13, 2023, the Company extended to October 16, 2023 the expiry date of a total of 643,299 common share purchase warrants of the Company (collectively, the “Subject Warrants”), which were scheduled to expire on April 16, 2023. Each of the Subject Warrants entitles the holder thereof to purchase one common share of the Company at a price of $1.75 per share (on a post-consolidation basis). Other than the extension of the Subject Warrants from April 16, 2023 to October 16, 2023, all other terms and conditions of the Subject Warrants remain unchanged.

39 | PNRL / Year ended 2022 and 2021

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

Report of Independent Registered Public Accounting Firm (PCAOB ID1173)

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

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2005. In 2022, we became the predecessor auditor.

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

Nature of Operations (Note 1)

Commitments (Note 6 and 12)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board of Directors on April 25, 2022

“signed”	“signed”
Keith Morrison Director	Douglas Ford Audit Committee Chair

5 | North American Nickel / YEAR END 2021

Consolidated Statements of Comprehensive Loss (Expressed in thousands of Canadian dollars)

	Notes	Year-ended December 31, 2021	Year-ended December 31, 2020	Year-ended December 31, 2019

EXPENSES
General and administrative expenses	9, 10, 17	(1,159)	(1,238)	(2,145)
Property investigation	6	(26)	(47)	(214)
Amortization	5	(5)	(7)	(12)
Share-based payments	8	(2,531)	(969)	-
		(3,721)	(2,261)	(2,371)
OTHER ITEMS
Interest income		-	-	26
Reversal of flow-through share premium	8	-	89	-
Impairment of exploration and evaluation assets	6	(99)	(438)	(26,510)
Foreign exchange loss		(7)	(1)	(4)
Equity loss on investment	9	(169)	(130)	-
		(275)	(480)	(26,488)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,996)	(2,741)	(28,859)

Basic and diluted weighted average number of common shares outstanding		122,376,897	96,521,169	79,152,786

Basic and diluted loss per share		(0.03)	(0.03)	(0.36)

The accompanying notes are an integral part of these Consolidated Financial Statements.

6 | North American Nickel / YEAR END 2021

Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share capital	Preferred stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2018		78,792,860	87,947	591	7,749	(29,343)	66,944

Net and comprehensive loss		-	-	-	-	(28,859)	(28,859)
Share capital issued through private placement	8	9,597,931	1,728	-	-	-	1,728
Share issue costs	8	-	(344)	-	-	-	(344)
Flow-through share premium	8	-	(89)	-	-	-	(89)
Share capital issued as earn-in	8	300,000	51	-	-	-	51
Value allocated to warrants	8	-	(287)	-	287	-	-
Expired warrants	8	-	-	-	(2,080)	(2,080)	-
Forfeited/expired options	8	-	-	-	(1,781)	1,781	-
BALANCE DECEMBER 31, 2019		88,690,791	89,006	591	4,175	(54,341)	39,431
Net and comprehensive loss						(2,741)	(2,741)
Share capital issued through private placement	8	21,142,857	1,480	-	-	-	1,480
Share issue costs	8	-	(124)	-	-	-	(124)
Value allocated to warrants	8	-	(735)	-	735	-	-
Expired warrants	8	-	-	-	(2,572)	2,572	-
Share-based payments	8	-	-	-	969	-	969
Forfeited/expired options	8	-	-	-	(1,211)	1,211	-
BALANCE AT DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015

Net and comprehensive loss		-	-	-	-	(3,996)	(3,996)
Share capital issued through private placement	8	8,290,665	1,990	-	-	-	1,990
Share issue costs	8	-	(90)	-	-	-	(90)
Value allocated to warrants	8	-	(495)	-	495	-	-
Exercised options	8	500,000	112	-	-	-	112
Exercised options fair value	8	-	92		(92)	-	-
Exercised warrants	8	12,580,314	1,641	-	-	-	1,641
Exercised warrants	8	-	574	-	(574)	-	-
Expired warrants	8	-	-	-	(106)	106	-
Share-based payments	8	-	-	-	2,531	-	2,531
Forfeited/expired options	8	-	-	-	(98)	98	-
BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203

The accompanying notes are an integral part of these Consolidated Financial Statements.

7 | North American Nickel / YEAR END 2021

Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

OPERATING ACTIVITIES
Loss for the year	(3,996)	(2,741)	(28,859)
Items not affecting cash:
Amortization	5	7	12
Share-based payments	2,531	969	-
Interest income	-	-	(26)
Reversal of flow-through share premium	-	(89)	-
Impairment of exploration and evaluation assets	99	438	(26,510)
Equity loss on investment	169	130	-
Changes in working capital	(282)	(46)	11
Other:
Interest received	-	-	36
Net cash used in operating activities	(1,474)	(1,332)	(2,316)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(122)	(635)	(780)
Short-term investments	-	-	2,500
Investment	(392)	(121)	-
Advance	-	(50)	(24)
Purchase equipment	-	-	(5)
Net cash provided by (used in) investing activities	(514)	(806)	1,691

FINANCING ACTIVITIES
Proceeds from issuance of common shares	1,990	1,472	1,728
Share issuance costs	(90)	(124)	(344)
Proceeds from exercise of warrants and options	1,753	-	-
Net cash provided by financing activities	3,653	1,348	1,384

Change in cash for the year	1,665	(790)	759
Cash, beginning of the year	308	1,098	339
Cash, end of the year	1,973	308	1,098

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

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 25, 2022. The related notes to the consolidated financial statements are presented in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

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

4. RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of December 31, 2021 and 2020 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020
Sales taxes receivable	22	23
Prepaid expenses	53	36
	75	59

5. EQUIPMENT

The table below sets out costs and accumulated depreciation as at December 31, 2021 and 2020:

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost
Balance – December 31, 2019, 2020 and 2021	67	15	136	218

Accumulated Amortization
Balance – December 31, 2019	48	12	130	190
Amortization	4	1	2	7
Balance – December 31, 2020	52	13	132	197
Amortization	3	1	1	5
Balance – December 31, 2021	55	14	133	202
Carrying Amount
As at December 31, 2020	15	2	4	21
As at December 31, 2021	12	1	3	16

17 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada					US	Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Loveland Nickel (Enid Creek)	Lingman Lake	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2019	298	230	42	83	14	11	42	720
Acquisition costs	10	8	-	-	-	-	4	22
Impairment	-	-	-	(83)	-	-	-	(83)
Balance, December 31, 2020	308	238	42	-	14	11	46	659
Acquisition costs – cash	10	8	-	-	-	-	-	18
Impairment	-	-	(37)	-	(14)	-	-	(51)
Balance, December 31, 2021	318	246	5	-	-	11	46	626

Exploration
Balance, December 31, 2019	1,498	233	39	33	13	(11)	36,108	37,913
Administration	2	1	-	-	-	-	9	12
Property maintenance	6	5	1	-	-	-	25	37
Drilling	-	-	5	167	-	-	43	215
Geology	21	13	69	83	-	-	56	242
Geophysics	2	-	28	72	-	-	3	105
Helicopter charter aircraft	-	-	-	-	-	-	8	8
Camp site cleanup	-	-	-	-	-	-	267	267
Impairment	-	-	-	(355)	-	-	-	(355)
	31	19	103	(33)	13	-	411	531
Balance, December 31, 2020	1,529	252	142	-	13	-	36,519	38,445
Administration	-	-	-	-	-	-	7	7
Drilling	-	-	-	-	-	-	42	42
Geology	12	12	10	-	-	-	55	89
Geophysics	-	-	1	-	-	-	-	1
Property maintenance	1	1	1	-	-	-	17	20
Infrastructure	-	-	-	-	-	-	13	13
Camp site cleanup	-	-	-	-	-	-	(95)	(95)
Impairment	-	-	(35)	-	(13)	-	-	(48)
	13	13	(23)	-	-	-	39	28
Balance, December 31, 2021	1,542	265	119	-	-	-	36,558	38,473

Total, December 31, 2020	1,837	490	184	-	27	-	36,565	39,103
Total, December 31, 2021	1,860	511	124	-	-	-	36,604	39,099

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

The Company had no minimum required exploration commitment for the years ended December 31, 2021 2020 and 2019 as it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim and two one-year exclusions were granted as a result of the COVID-19 pandemic.

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

The Company had no minimum required exploration commitment for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $5,221,333 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credit of DKK 30,515,237 (approximately $6,087,393). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

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

During the year ended December 31, 2021, the Company spent a total of $26,652 (December 31, 2020 – $31,630) on the project and recorded it as property investigation expense in the consolidated statements of comprehensive loss.

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

The average share price at the dates the options were exercised in 2021 was $0.485.

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

To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020 the underlying common shares were Restricted. During year ended December 31, 2021, the Company invested an additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%)

26 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

As of December 31, 2021, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the Board, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment. Premium Nickel’s financial information at December 31, 2021 was net assets of $4,770,937 which was comprised primarily of cash, and a total comprehensive loss of $1,688,310 was recorded for the year ended December 31, 2021.

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

Changes in working capital for the year ended December 31, 2021, 2020 and 2019 are as follows:

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

32 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-capital losses	Canadian net-capital losses	Canadian resource pools	Canadian share issue costs
2022	$-	$-	$-	$227
2023	-	-	-	112
2024	-	-	-	43
2030	696	-	-	18
2031	517	-	-	-
2032	645	-	-	-
2033	847	-	-	-
2034	1,484	-	-	-
2035	2,141	-	-	-
2036	2,213	-	-	-
2037	2,637	-	-	-
2038	2,656	-	-	-
2039	2,583	-	-	-
2040	1,682	-	-	-
2041	1,503	-	-	-
No expiry	-	58	65,799	-
	$19,604	$58	$65,799	400

17.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands of Canadian dollars)

	December 31, 2021	December 31, 2020	December 31, 2019
Consulting fees	327	194	286
Filing fees	51	43	94
General office expenses	105	74	220
Investor relations	149	54	32
Management fees	433	467	745
Professional fees	94	158	182
Salaries and benefits	-	248	586
Total	1,159	1,238	2,145

18.	SUBSEQUENT EVENTS

a)	On February 17, 2022, the Company announced that it has executed a non-binding letter of intent (“Non-Binding LOI”) providing for a business combination of Premium Nickel and the Company, (“Merger”). Under the policies of TSXV, Premium Nickel is a “Non-Arm’s Length Party” of the Company. The Non-Binding LOI will form the basis upon which Premium Nickel and the Company will negotiate one or more definitive agreements governing the proposed Merger. It is currently anticipated that the Merger will be completed by way of a triangular amalgamation involving Premium Nickel, the Company and a wholly-owned subsidiary of the Company to be formed; provided, however that the definitive structure of the Merger will be determined based on further tax and structuring advice to be received prior to the execution of definitive agreements governing the proposed Merger. The company is the Resulting Issuer after the closing of the Merger.

33 | North American Nickel / YEAR END 2021

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in Canadian dollars)

Proposed Transaction Terms

The Company currently owns approximately 9.8% of the outstanding common shares of Premium Nickel on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity in Premium Nickel, on an undiluted basis, for US$10 million, until February 26, 2025 (the “15% Warrant”). While a definitive exchange ratio remains subject to ongoing due diligence, under the terms of the Non-Binding LOI, each common share of Premium Nickel outstanding immediate prior to the closing of the Merger, other than any common share of Premium Nickel held by the Company, would be exchanged for 5.27 common shares of the Resulting Issuer (before giving effect to any Consolidation) and the 15% Warrant and the common shares of Premium Nickel held by the Company would be extinguished. Following completion of the Merger, approximately 25% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of the Company and approximately 75% of the outstanding common shares of the Resulting Issuer are expected to be held by the current shareholders of Premium Nickel (other than the Company).

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